As filed with the Securities and Exchange Commission on July 19, 2013

Registration No. 333-[●]

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4
REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

MEDIA GENERAL, INC.

(Exact name of registrant as specified in its charter)

Virginia	1-6383	54-0850433
(State of Incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Andrew C. Carington

333 E. Franklin Street

Richmond, Virginia 23219

(804) 887-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:
Philip Richter John E. Sorkin Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 (212) 859-8000	Jonathan E. Levitsky Debevoise & Plimpton LLP 919 Third Avenue New York, New York 10022 (212) 909-6000	Gail Steiner New Young Broadcasting Holding Co., Inc. 441 Murfreesboro Road Nashville, Tennessee 37210 (615) 369-7222

Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after this Registration Statement is declared effective and all other conditions to the transaction contemplated by the Agreement and Plan of Merger, dated as of June 5, 2013, described in the enclosed Proxy Statement/Prospectus have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and small reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☒     Non-accelerated filer ☐     Smaller reporting company ☐

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Voting common stock, no par value	30,555,483 (1)(2)	Not Applicable	$325,110,339.12 (4)	$44,345.05 (5)
Non-voting common stock, no par value	30,555,483 (2)(3)	Not Applicable	$325,110,339.12	-

(1)

The number of shares of voting common stock, no par value, of the registrant (“Voting Common Stock”) being registered represents the estimated maximum number of shares of the registrant’s Voting Common Stock and shares of the non-voting common stock, no par value, of the registrant (“Non-Voting Common Stock”) to be issued to stockholders of the registrant in connection with the reclassification of the outstanding shares of Class A Common Stock, par value $5.00 per share, of the registrant (“Class A Common Stock”) and the outstanding shares of Class B Common Stock, par value $5.00 per share, of the registrant (“Class B Common Stock”) as described in the enclosed proxy statement/prospectus (the “Reclassification”). Each of the shares of Non-Voting Common Stock to be issued in connection with the Reclassification will be convertible at the election of the holder into one share of Voting Common Stock. As such, this Registration Statement is registering, with respect to the shares of Non-Voting Common Stock being issued in the Reclassification, the shares of Voting Common Stock into which such shares of Non-Voting Common Stock will be convertible.

(2)

The estimated maximum number of shares of Voting Common Stock and shares of Non-Voting Common Stock to be issued in connection with the Reclassification has been calculated by (a) multiplying (x) the maximum number of shares of Class A Common Stock and Class B Common Stock estimated to be outstanding immediately prior to the Reclassification described herein (calculated as the sum of (1) 27,359,378 shares of Class A Common Stock outstanding as of July 17, 2013, plus (2) 40, the number of shares of Class A Common Stock expected to be issued from July 17, 2013 through the Reclassification (other than upon the exercise or settlement of the registrant’s options and deferred share units), plus (3) 548,564 shares of Class B Common Stock outstanding as of July 17, 2013, plus (4) 1,999,166 shares of Class A Common Stock issuable upon the exercise of options outstanding as of July 17, 2013, plus (5) 628,335 deferred shares units outstanding as of July 17, 2013, plus (7) 20,000, the number of deferred shares units expected to be issued from July 17, 2013 through the Reclassification), by (y) the exchange ratio in the Reclassification of 1:1.

(3)

The total number of shares of Non-Voting Common Stock being registered represents the estimated maximum number of shares of Non-Voting Common Stock and shares of Voting Common Stock to be issued to stockholders of the registrant in connection with the Reclassification calculated as described in Note (2). Each of the shares of Voting Common Stock to be issued in connection with the Reclassification will be convertible at the election of the holder into a share of Non-Voting Common Stock on a one-to-one basis. As such, this Registration Statement is registering, with respect to each share of Voting Common Stock being issued in the Reclassification, the shares of Non-Voting Common Stock into which such shares of Voting Common Stock will be convertible.

(4)

Pursuant to Rules 457(c) and 457(f)(1) under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is equal to the product obtained by multiplying (x) $10.64 (the average of the high and low prices of Class A Common Stock on July 17, 2013) by (y) 30,555,483 shares of Class A Common Stock and Class B Common Stock (the maximum number of shares of Class A Common Stock and Class B Common Stock estimated to be outstanding immediately prior to the Reclassification as described in Note (1), which shares will each be converted into one share of either Voting Common Stock or Non-Voting Common Stock in connection with the Reclassification, as described above).

(5)	Calculated by multiplying the proposed maximum aggregate offering price of securities to be registered by 0.00013640.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PRELIMINARY — SUBJECT TO COMPLETION — DATED JULY 19, 2013

The information in this proxy statement/prospectus is not complete and may be changed. The registrant may not sell the securities described herein until the registration statement filed with the Securities and Exchange Commission is declared effective. This proxy statement/prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Dear Stockholder,

On June 5, 2013, the Board of Directors of Media General, Inc. unanimously approved Media General’s entry into a merger agreement providing for a business combination of Media General and New Young Broadcasting Holding Co., Inc., a privately held company that, like Media General, is a local broadcast television and digital media company. We are excited about the prospects for the combined company. The combined company will own or operate 31 network-affiliated television stations across 28 markets, reaching approximately 16.5 million, or approximately 14%, of U.S. TV households. We expect that, on a pro forma basis, the combined company’s 2012 revenues would have been approximately $588 million, including approximately $113 million of political revenues. In addition, we have identified approximately $30 million of annual operating and financing synergies in connection with the transaction, which we believe will result in significant benefits to the combined company by improving the operational and financial performance levels of the combined company. Moreover, we believe the combined company will have a strong balance sheet, including significant net operating loss carryforwards that will survive the transaction, and an enhanced credit profile, creating opportunities to refinance existing debt at a significantly lower cost of capital.

The combined company will have stations with a more balanced mix of network affiliations and will have a presence in many more top markets. The balance of network affiliations of the combined company will include CBS (12), NBC (9), ABC (7), Fox (1), CW (1) and MyNetwork TV (1). 16 of the combined company’s 31 stations are located in the top 75 designated market areas. We believe the combined company’s increased size will enhance its ability to participate in retransmission revenue growth, market share growth of national and digital advertising, and syndicated programming purchasing.

Under the merger agreement, Media General will reclassify all of the outstanding shares of its Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock, each share of which will be entitled to one vote. In addition, in the transaction, Media General will issue to Young’s equityholders approximately 60.2 million shares of this new class of Voting Common Stock (or shares of a newly-created class of Non-Voting Common Stock convertible into shares of such Voting Common Stock). It is estimated that, immediately following the transaction, the Stockholders and other equityholders of Media General immediately prior to the transaction will own approximately 32.5% of the fully diluted shares of the combined company, and Young’s equityholders will own approximately 67.5% of the fully diluted shares of the combined company. The combined company will retain the Media General name and will remain headquartered in Richmond, Virginia.

Media General’s Class A Common Stock is currently traded on the New York Stock Exchange, which we refer to as the “NYSE,” under the trading symbol “MEG.” There is no established trading market for Class B Common Stock of Media General. After completion of the transaction, the combined company’s Voting Common Stock is expected to trade on the NYSE under the symbol “MEG.”

Media General will hold a Special Meeting of its Stockholders to consider and vote on matters necessary to complete the transaction contemplated by the merger agreement. Information about the Special Meeting, the proposals to be voted on at the Special Meeting, the proposed transaction and related matters is contained in this proxy statement/prospectus, which we urge you to read carefully and in its entirety, including the Annexes and exhibits and the information incorporated into this proxy statement/prospectus by reference.

Whether or not you expect to attend the special meeting in person, we value your vote. Most Stockholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you. However you choose to vote, please do so at your earliest convenience.

In particular, you should consider the matters discussed under “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

The Board of Directors of Media General unanimously supports the combination of Media General and Young and recommends that you vote “FOR” the approval of each of the proposals described in this proxy statement/prospectus.

Sincerely,	Sincerely,
J. Stewart Bryan III Chairman of the Board	George L. Mahoney President and Chief Executive Officer

Neither the Securities Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [●], 2013 and is first being mailed or otherwise delivered to Stockholders of Media General on or about [●], 2013.

Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [●], 2013

To the Class A and Class B Common Stockholders of Media General, Inc.:

A Special Meeting of the Stockholders of Media General will be held on [●], 2013 at [●], local time, at the Bolling Haxall House, 211 East Franklin Street (the building immediately to the west of Media General’s headquarters), Richmond, Virginia, for the following purposes:

1.             To vote on the issuance of shares of Media General in connection with the proposed combination of Media General with New Young Broadcasting Holding Co., Inc. and the reclassification of Class A and Class B Common Stock of Media General.

2.             To vote on an amendment to the Articles of Incorporation of Media General.

3.             To vote on a plan of merger pursuant to which the Class A and Class B Common Stock of Media General will be reclassified to eliminate Media General’s existing dual-class voting structure.

4.             To vote on an advisory basis with respect to certain executive compensation matters.

5.             To vote on any proposed adjournment of the Special Meeting (including, if necessary, for purposes of soliciting additional proxies if there are not sufficient votes to approve proposals 1, 2 or 3).

This proxy statement/prospectus provides detailed information about these items of business. The Media General Board of Directors has established [●], 2013 as the record date for the Special Meeting. If you were a holder of record of any shares of Class A Common Stock or Class B Common Stock at the close of business on the record date of [●], 2013, you are entitled to attend and vote at the Special Meeting or any adjournment or postponement of the Special Meeting. If you are present at the Special Meeting, you may vote in person even though you have previously returned a proxy card or voted in another manner.

Whether or not you expect to attend the Special Meeting in person, we value your vote. Most Stockholders have a choice of voting over the Internet, by telephone or by using a traditional proxy card. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you. However you choose to vote, please do so at your earliest convenience.

The Stockholders of Media General will not have appraisal rights under the Virginia Stock Corporation Act with respect to any of the matters subject to the proposals referred to above, except that the holders of Class B Common Stock are entitled to assert appraisal rights under the Virginia Stock Corporation Act in connection with the reclassification merger that is the subject of proposal 3 above. Please see “The Transaction – Appraisal Rights” beginning on page 94 of this proxy statement/prospectus.

Thank you for being a Media General Stockholder. I look forward to seeing you on [●], 2013.

By the Order of the Board of Directors,

Andrew C. Carington

Secretary

Richmond, Virginia

[●], 2013

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates by reference important business and financial information about Media General from documents previously filed with the Securities and Exchange Commission, which we refer to as the “SEC,” that are not included in or delivered with this proxy statement/prospectus. For a listing of the documents incorporated by reference into this proxy statement/prospectus, see “Where You Can Find More Information” on page 185. This information is available for you to review at the SEC’s Public Reference Room located at 100 F Street, N.E., Room 1580, Washington, DC 20549. You can obtain these documents through the SEC website at http://www.sec.gov or on Media General’s website at http://www.mediageneral.com in the Investor Relations section. You can also obtain these documents at no charge by requesting them in writing or by telephone from Media General at the following address and telephone number:

Media General, Inc.

333 E. Franklin St.

Richmond, Virginia 23219

(804) 887-5000

Attn: Lou Anne J. Nabhan, Vice President-Corporate Communications

You may also obtain these documents at no charge by requesting them in writing or by telephone from Media General’s proxy solicitor, D.F. King & Co., Inc., at the address and telephone numbers below.

If you have questions or need assistance voting your shares please contact:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor, New York, NY 10005

webmaster@dfking.com

Call Collect: (212) 269-5550

Or

Toll-Free: [●]

If you would like to request documents from Media General, please do so no later than [●], 2013 to receive them before the Special Meeting.

The information provided in this proxy statement/prospectus with respect to Media General was provided by Media General and the information provided in this proxy statement/prospectus with respect to Young was provided by Young.

See “Where You Can Find More Information” beginning on page 185 for more information about the documents referenced in this proxy statement/prospectus.

TABLE OF CONTENTS

Page

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING	1

SUMMARY	8
Parties to the Transaction	8
The Transaction	9
Media General Board Reasons and Recommendations	10
Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor	10
Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors	11
Key Terms of the Merger Agreement	11
Other Transaction Agreements	13
Regulatory Approvals	14
Material U.S. Federal Income Tax Consequences	14
Differences with Respect to Rights of Media General Stockholders and Combined Company
Stockholders	14
Governance of the Combined Company; Officers and Directors of the Combined Company	14
Interests of Media General’s Directors and Officers in the Transaction	16
Voting by Media General’s Directors and Executive Officers	17
Refinancing	17
Appraisal Rights	17

SELECTED HISTORICAL FINANCIAL DATA	18
Selected Historical Consolidated Financial Data of Media General	18
Selected Historical Consolidated Financial Data of Young	19

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	21
Pro Forma Condensed Combined Balance Sheet Data	22
Pro Forma Condensed Combined Statement of Operations Data	22

COMPARATIVE PER SHARE DATA	23

MARKET PRICE AND DIVIDEND INFORMATION	24

RISK FACTORS	26
Risks Related to the Transaction	26
Risks Related to the Business of Media General	30
Risks Related to the Business of Young	31
Risks Related to the Ownership of the Combined Company Common Stock	35

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	40

THE SPECIAL MEETING	42
Date, Time and Place of the Special Meeting	42
Purpose of the Special Meeting	42
Record Date; Outstanding Shares Entitled to Vote	42
Quorum	42
Vote Required	43
Recommendation of Media General’s Board of Directors	43
Voting by Media General’s Directors and Executive Officers	44
How to Vote	44
Attending the Special Meeting	45
Voting of Proxies	45
Voting of Media General Shares Held in Street Name	45
Revoking your Proxy	45
Proxy Solicitations	45

i

Other Business	46
Adjournments and Postponements	46

PROPOSAL NO. 1 – SHARE ISSUANCE PROPOSAL	47

PROPOSAL NO. 2 – AMENDMENT PROPOSAL	47

PROPOSAL NO. 3 – THE RECLASSIFICATION PROPOSAL	48

PROPOSAL NO. 4 – SAY ON COMPENSATION PROPOSAL	49

PROPOSAL NO. 5 – ANY ADJOURNMENT PROPOSAL	49

THE TRANSACTION	51
General Description of the Transaction	51
Background of the Transaction	52
Media General’s Reasons for the Transaction and Recommendation of Media General’s
Board of Directors	58
Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor	63
Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors	71
Financial Projections	83
Interests of Media General Directors and Officers in the Transaction	87
Employment Agreements with Certain Executive Officers of Young	91
Accounting Treatment of the Transaction	92
Listing of Combined Company Common Stock	92
Delisting and Deregistration of Class A Common Stock	92
Regulatory Approvals	92
State Takeover Statutes	93
Appraisal Rights	94

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	96

THE AGREEMENTS	99

DESCRIPTION OF MEDIA GENERAL AND YOUNG DEBT	121

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION	124

POST-TRANSACTION PRO FORMA SECURITY OWNERSHIP	129

BUSINESS OF YOUNG	131

YOUNG MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	142

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY	164

DESCRIPTION OF COMBINED COMPANY CAPITAL STOCK	171

COMPARISON OF STOCKHOLDER RIGHTS	176

LEGAL MATTERS	182

EXPERTS	183

DEADLINE FOR 2014 MEDIA GENERAL STOCKHOLDER PROPOSALS	184

WHERE YOU CAN FIND MORE INFORMATION	185

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF YOUNG	F-1

ANNEXES
Annex A:	Agreement and Plan of Merger
Annex B:	Plan of Merger
Annex C:	Form of Combined Company Articles of Incorporation

ii

Annex D:	Form of Combined Company Bylaws
Annex E:	Form of Amendment to Articles of Incorporation
Annex F:	Opinion, dated June 5, 2013, of RBC Capital Markets, LLC
Annex G:	Opinion, dated June 5, 2013, of Stephens, Inc.
Annex H:	Virginia Stock Corporation Act – Article 15 – Appraisal Rights and Other Remedies

iii

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING

The following are brief answers to common questions that you may have regarding the proposed transaction and the Special Meeting of Stockholders. We urge you to read carefully and in its entirety this proxy statement/prospectus because the questions and answers in this section may not provide all the information that might be important to you in determining how to vote. Additional information is also contained in the Annexes to, and the documents incorporated by reference in, this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 185.

Q:	What is the proposed transaction?

A:

Media General and certain of its subsidiaries have entered into an Agreement and Plan of Merger, which we refer to as the “merger agreement,” with New Young Broadcasting Holding Co., Inc., which we refer to as “Young,” a privately held company that, like Media General, is a local broadcast television and digital media company. The merger agreement provides for a business combination of Media General and Young. We sometimes refer to Media General following the closing of the transaction as the “combined company” and we sometimes refer to the transactions contemplated by the merger agreement, taken as a whole, as the “transaction.”

Under a plan of merger adopted by the Board of Directors of Media General in connection with the merger agreement, Media General will reclassify all of its outstanding shares of Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock, each of which will have one vote. We refer to this as the “reclassification.” In addition, in connection with the transaction, Media General will issue to Young’s equityholders approximately 60.2 million shares of this new class of Voting Common Stock (or shares of a newly-created class of Non-Voting Common Stock convertible into shares of Voting Common Stock). Each of Young’s equityholders will be entitled to receive shares of Voting Common Stock in the transaction, but will have the option to elect to instead receive an equal number of shares of a newly-created class of Non-Voting Common Stock of the combined company.

Q:	Why am I receiving this document?

A:

We are sending you this document to help you decide how to vote your shares of Class A Common Stock and/or Class B Common Stock with respect to the matters to be considered at the Special Meeting. The transaction cannot be completed unless certain of the proposals to be voted on at the Special Meeting are approved by the requisite number of votes of the Stockholders of Media General. This proxy statement/prospectus contains important information and you should read it carefully and in its entirety.

Q:	What will I receive in connection with the transaction?

A:

As described above under “What is the proposed transaction,” as part of the transaction, Media General will reclassify the outstanding shares of its Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock. As part of the reclassification, you will receive one share of such Voting Common Stock of the combined company for each share of Class A Common Stock and each share of Class B Common Stock that you hold. Berkshire Hathaway, Inc., which we refer to as “Berkshire Hathaway,” a holder of approximately 17% of Media General’s currently outstanding shares of Class A Common Stock, will receive shares of Non-Voting Common Stock of the combined company in the reclassification to the extent necessary to ensure that, following the closing, it will not own more than 4.99% of the Voting Common Stock of the combined company. Under the Articles of Incorporation of the combined company, Media General’s Stockholders will have the ability to convert their shares of Voting Common Stock of the combined company into an equal number of shares of Non-Voting Common Stock of the combined company, subject to limitations set forth in the Articles of Incorporation of the combined company. See “Description of Combined Company Capital Stock” beginning on page 171.

Q:	When do you expect the transaction to be completed?

A:

The transaction is expected to close in the fourth quarter of 2013. However, the closing of the transaction is subject to various conditions, and it is possible that factors outside the control of Media General and Young could result in the transaction being completed at a later time, or not at all. See “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page 110 and “The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page 112.

Q:	What are the proposals on which I am being asked to vote and what is the Board’s recommendation with respect to each proposal?

A:	You are being asked to approve a number of proposals in connection with the transaction.

If you are a holder of shares of Class A Common Stock, you are being asked to approve the following proposals:

●

A proposal to approve the issuance of shares of common stock to the Stockholders of Media General in the reclassification and to the equityholders of Young in the business combination, which we refer to as the “share issuance proposal.”

●

A proposal to make certain amendments to the Articles of Incorporation of Media General intended to clarify that only the shares of Class B Common Stock of Media General are entitled to vote on the reclassification and that Berkshire Hathaway may be issued shares of Non-Voting Common Stock in the reclassification, which we refer to as the “amendment proposal.”

If you are a holder of shares of Class B Common Stock, you are being asked to approve the following proposals:

●	The share issuance proposal referred to above.

●	The amendment proposal referred to above.

●

A proposal to approve a plan of merger under which the Class A Common Stock and Class B Common Stock of Media General will be reclassified to eliminate Media General’s existing dual-class voting structure, which we refer to as the “reclassification proposal.”

●	A proposal to approve, on a non-binding and advisory basis, certain executive compensation matters, which we refer to as the “say on compensation proposal.”

●

Any proposal to approve an adjournment of the Special Meeting (including, if necessary, for purposes of soliciting additional proxies if there are not sufficient votes to approve the share issuance proposal, the amendment proposal and the reclassification proposal), which we refer to as an “adjournment proposal.”

The Board of Directors of Media General unanimously recommends a vote “FOR” each of the proposals referred to above.

Q:	What vote is required to approve the proposals being presented at the Special Meeting?

A:

The share issuance proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

The amendment proposal requires for its approval both the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a single class.

The reclassification proposal requires for its approval the affirmative vote of the holders of more than two-thirds of the outstanding shares of Class B Common Stock.

The say on compensation proposal requires for its approval the affirmative vote of a majority of all votes cast by the holders of shares of Class B Common Stock.

Any adjournment proposal requires for its approval the affirmative vote of a majority of all votes cast by the holders of shares of Class B Common Stock.

Q:	What is the effect if one of these proposals is not approved by the holders of the requisite number of shares of Class A and/or Class B Common Stock, as applicable?

A:

If the share issuance proposal, the amendment proposal and the reclassification proposal are not all approved by holders of the requisite number of shares of Class A and/or Class B Common Stock, as applicable, then the transaction will not occur.

Q:	What other matters may arise at the Special Meeting?

A:

Other than the proposals described in this proxy statement/prospectus, we do not expect any other matters to be presented for a vote at the Special Meeting. If any other matter is properly brought before the Special Meeting, your proxy gives authority to the individuals named in the proxy to vote on such matters in their discretion.

Q:	When and where is the Special Meeting?

A:	The Special Meeting is scheduled to be held at the Bolling Haxall House, 211 East Franklin Street, Richmond, Virginia on [●], 2013, at [●], local time.

Q:	Who is entitled to vote at the Special Meeting?

A:

The Board of Directors of Media General has fixed [●], 2013 as the record date for the Special Meeting. If you were a Stockholder of Media General at the close of business on the record date, you are entitled to vote your shares at the Special Meeting.

Q:	What constitutes a quorum for the Special Meeting?

A:

Holders of a majority of the outstanding shares of Class A Common Stock, represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class A Common Stock is entitled to vote as a separate class. Holders of a majority of the outstanding shares of Class B Common Stock, represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class B Common Stock is entitled to vote as a separate class. Holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, in each case represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class A Common Stock and the Class B Common Stock vote together as a single class.

Q:	Who can attend the Special Meeting?

A:

All Media General Stockholders as of the record date may attend the Special Meeting. If you are a beneficial owner of shares of Class A Common Stock or Class B Common Stock held in street name, you must provide evidence of your ownership of shares of Class A Common Stock or Class B Common Stock, which you can obtain from your broker, banker or nominee, in order to attend the Special Meeting.

Q:	How many votes do I have?

A:

You are entitled to one vote at the Special Meeting for each share of Class A Common Stock that you owned as of the record date with respect to matters upon which the holders of shares of Class A Common Stock are entitled to vote. You are entitled to one vote at the Special Meeting for each share of Class B Common Stock that you owned as of the record date with respect to matters upon which the holders of shares of Class B Common Stock are entitled to vote. As of the close of business on the record date, there were [●] shares of Class A Common Stock outstanding and 548,564 shares of Class B Common Stock outstanding. As of that date, approximately [●]% of the outstanding shares of Class A Common Stock and approximately 85% of the outstanding shares of Class B Common Stock were held by the Directors and executive officers of Media General or their respective affiliates.

Pursuant to a voting agreement, dated as of June 5, 2013, by and among J. Stewart Bryan, III, the Chairman of the Board of Directors of Media General, the D. Tennant Bryan Media Trust, which we refer to as the “Media Trust,” of which Mr. Bryan is the sole trustee, Media General and Young, Mr. Bryan and the Media Trust, who collectively hold approximately 85% of the outstanding shares of Class B Common Stock and, and as of March 1, 2013, 502,952 shares of Class A Common Stock, agreed to vote their shares in favor of the proposals being presented at the Special Meeting.

Q:	What if my bank, broker or other nominee holds my shares of Class A Common Stock or Class B Common Stock in “street name?”

A:

If a bank, broker or other nominee holds your shares of Class A Common Stock or Class B Common Stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares of Class A Common Stock or Class B Common Stock. The availability of telephone and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to attend or vote in person at the Special Meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Special Meeting in order to vote in person.

Q:	How do I vote?

A:

After reading and carefully considering the information contained in this proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Special Meeting.

Vote by Internet. Use the Internet at www.proxyvote.com to transmit your voting instructions and for the electronic delivery of information up until 11:59 P.M. Eastern Time on [●], 2013. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting for beneficial owners holding shares of Class A Common Stock or Class B Common Stock in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Vote by Phone. Use any touch-tone telephone to dial 1-800-690-6903 to transmit your voting instructions up until 11:59 P.M. Eastern Time on [●], 2013. Have your proxy card in hand when you call and then follow instructions. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding shares of Class A Common Stock or Class B Common Stock in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Vote by Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 510 Mercedes Way, Edgewood, NY 11717.

In addition, all Stockholders may vote in person at the Special Meeting. You may also be represented by another person at the Special Meeting by executing a proper proxy designating that person. If you are a beneficial owner of shares of Class A Common Stock or Class B Common Stock held in street name, you must obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the Special Meeting.

For additional information on voting procedures, see “The Special Meeting – How to Vote” beginning on page 44.

Q:	What if I hold shares of Class A Common Stock through the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan?

A:

If you are a participant in the Employees’ MG Advantage 401(k) Plan and/or the Media General, Inc. Supplemental 401(k) Plan, you have the right to direct Fidelity Management Trust Company, as trustee of the applicable plan(s), regarding how to vote the shares of Class A Common Stock credited to your account under such plan(s). After reading and carefully considering the information contained in this proxy statement/prospectus, please submit your proxy or voting instructions as set forth below as soon as possible even if you plan to attend the Special Meeting.

Vote by Internet. Use the Internet at www.proxyvote.com to transmit your voting instructions and for the electronic delivery of information up until 11:59 P.M. Eastern Time on [•], 2013. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

Vote by Phone. Use any touch-tone telephone to dial 1-800-690-6903 to transmit your voting instructions up until 11:59 P.M. Eastern Time on [•], 2013. Have your proxy card in hand when you call and then follow instructions. If you vote by telephone, do not return your proxy card.

Vote by Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 510 Mercedes Way, Edgewood, NY 11717.

In addition, all Stockholders may vote in person at the Special Meeting. For additional information on voting procedures, see “The Special Meeting – How to Vote” beginning on page 44.

Q:	What do I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are held in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card you receive, or you may cast your vote by telephone or Internet by following the instructions on your proxy card.

Q:	How will my proxy be voted?

A:

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a Stockholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal.

Q:	What if I mark “abstain” when voting or do not vote on the proposals?

A:

If you mark abstain when voting your shares will still be counted in determining whether a quorum is present at the Special Meeting. However, if you fail to vote in person or by proxy any shares for which you are the record owner or fail to instruct your broker or other nominee on how to vote the shares you hold in street name, your shares will not be counted in determining whether a quorum is present at the Special Meeting. In addition:

●

Because the share issuance proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Class A Common Stock and Class B Common Stock, voting together as a single class, if you fail to vote or abstain from voting on the share issuance proposal, it will not have the effect of a “FOR” or “AGAINST” vote with respect to the share issuance proposal.

●

Because the amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a single class, if you fail to vote or abstain from voting on the amendment proposal, it will have the same effect as a vote “AGAINST” the amendment proposal.

●

Because the reclassification proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Class B Common Stock, if you fail to vote or abstain from voting your shares of Class B Common Stock on the reclassification proposal with respect to any shares of Class B Common Stock, it will have the same effect as a vote “AGAINST” the reclassification proposal.

●

Because the say on compensation proposal and any adjournment proposal each require the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Class B Common Stock, if you fail to vote or abstain from voting your shares of Class B Common Stock on the say on compensation proposal or an adjournment proposal, it will not have the effect of a “FOR” or “AGAINST” vote with respect to such proposal.

Q:	Can I change my vote after I have submitted a proxy or voting instruction card?

A:	Yes. If you are a Stockholder of record you can change your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of three ways:

●	you can send a signed notice of revocation to the Secretary of Media General, at 333 E. Franklin Street, c/o Andrew C. Carington, Richmond, Virginia 23219;

●	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or

●

you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the Special Meeting.

If you are a beneficial owner of shares held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Special Meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the Special Meeting.

For additional information on changing your vote, see “The Special Meeting” on page 42.

Q:	Should I send in my Media General stock certificates now?

A:

No. If you hold certificates representing shares of Class A Common Stock or Class B Common Stock, we will send you written instructions in connection with the closing of the transaction informing you how to exchange your stock certificates for new certificates representing shares of Voting Common Stock or Non-Voting Common Stock.

Q:	Are there any risks that I should consider?

A:

Yes. There are risks associated with all business combinations, including the proposed transaction. There are also risks associated with the combined company’s business and the ownership of shares of the combined company’s common stock. We have described certain of these risks and other risks in more detail under “Risk Factors” beginning on page 26.

SUMMARY

The following summary highlights only selected information contained elsewhere in this proxy statement/prospectus and may not contain all the information that may be important to you. Accordingly, we encourage you to read this proxy statement/prospectus carefully and in its entirety, including its Annexes and the documents incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 185.

References to “Media General” are references to Media General, Inc. References to “Young” are references to New Young Broadcasting Holding Co., Inc. References to “we” or “our” and other first person references in this proxy statement/prospectus refer to both Media General and Young, before completion of the transaction. We sometimes refer to Media General following the closing of the transaction as the “combined company.” References to the “transaction,” unless the context requires otherwise, mean the transactions contemplated by the merger agreement, taken as a whole.

Parties to the Transaction

Media General, Inc.

Media General, a Virginia corporation, was founded in 1850 as a newspaper company in Richmond, Virginia, and later diversified into broadcast television. Media General is a leading provider, through its subsidiaries, of news, information and entertainment across 18 network-affiliated broadcast television stations and their associated digital media and mobile platforms. Media General’s stations serve consumers and advertisers primarily in the southeastern United States. Eight of Media General’s stations are affiliated with NBCUniversal Media, LLC, which we refer to as “NBC,” eight are affiliated with CBS Broadcasting Inc., which we refer to as “CBS,” one is affiliated with ABC, Inc., which we refer to as “ABC,” and one is affiliated with the CW Television Network, which we refer to as the “CW.” Media General’s stations reach more than one-third of TV households in the southeastern United States and eight percent of U.S. TV households. Six of Media General’s stations operate in top 50 markets in the United States.

Media General’s Class A Common Stock is traded on the NYSE under the trading symbol “MEG.” Media General’s principal executive office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000).

Additional information about Media General and its subsidiaries is included in the documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” on page 185.

New Young Broadcasting Holding Co., Inc.

A privately held Delaware corporation, Young is a leading local media company that, through its subsidiaries, is the operator of, or service provider to, 13 television stations, as well as related websites and mobile news applications. Six of the stations are affiliated with ABC, four are affiliated with CBS, one is affiliated with NBC, one is affiliated with FOX Broadcasting Company, which we refer to as “Fox,” and one is affiliated with MyNetworkTV, which we refer to as “MyTV.” Young’s station group reaches approximately six percent of total US television households. Young also operates 17 digital subchannels, including seven affiliates of Disney-ABC’s Live Well Network, six Weather/News subchannels, one CW Plus, one MyTV affiliate, one The Country Network affiliate and one Antenna TV affiliate. Young was incorporated in 2009 for purposes of acquiring the business of Young Broadcasting Inc. in connection with Young Broadcasting Inc.’s bankruptcy filing under Chapter 11 of Title 11 of the United States Bankruptcy Code. On June 24, 2010, Young Broadcasting Inc. emerged from bankruptcy as a wholly owned subsidiary of Young pursuant to Young Broadcasting Inc.’s confirmed Chapter 11 plan of reorganization. Young’s headquarters are located at 441 Murfreesboro Road, Nashville, Tennessee 37210 (telephone number: (615) 259-2200).

General Merger Sub 1, Inc.

General Merger Sub 1, Inc., which we refer to as “Merger Sub 1,” is a Virginia corporation and a direct, wholly owned subsidiary of Media General. Merger Sub 1 was formed solely for the purpose of consummating the merger of Merger Sub 1 with and into Media General to effect the reclassification. Merger Sub 1 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub 1’s office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000).

General Merger Sub 2, Inc.

General Merger Sub 2, Inc., which we refer to as “Merger Sub 2,” is a Delaware corporation and a direct, wholly owned subsidiary of Media General. Merger Sub 2 was formed solely for the purpose of consummating the merger of Merger Sub 2 with and into Young to effect the combination of Media General and Young. Merger Sub 2 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub 2’s office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000).

General Merger Sub 3, LLC

General Merger Sub 3, LLC, which we refer to as “Merger Sub 3,” is a Delaware limited liability company and a direct, wholly owned subsidiary of Media General. Merger Sub 3 was formed solely for the purpose of consummating the merger of Young with and into Merger Sub 3, as provided for in the merger agreement. Merger Sub 3 has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub 3’s office is located at 333 E. Franklin Street, Richmond, VA 23219 (telephone number: (804) 887-5000).

The Transaction

On June 5, 2013, Media General entered into the merger agreement with Young, Merger Sub 1, Merger Sub 2 and Merger Sub 3.   The merger agreement provides for a business combination of Media General and Young.

In addition, under a plan of merger adopted by Media General’s Board of Directors in connection with the merger agreement, Media General will reclassify the outstanding shares of its Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock by means of a merger of Merger Sub 1 into Media General prior to the business combination. We refer to this merger as the “reclassification merger.” Berkshire Hathaway, a holder of approximately 17% of Media General’s currently outstanding shares of Class A Common Stock, will receive shares of Non-Voting Common Stock of the combined company in the reclassification to the extent necessary to ensure that, following the closing, it will not own more than 4.99% of the Voting Common Stock of the combined company. Under the Articles of Incorporation of the combined company, Stockholders will have the ability to convert their shares of Voting Common Stock of the combined company into an equal number of shares of Non-Voting Common Stock of the combined company, subject to the limitations set forth in the Articles of Incorporation of the combined company. See “Description of Combined Company Capital Stock” beginning on page 171.

The combination of Media General and Young will be effected by means of a merger of Merger Sub 2 with and into Young. We refer to this merger as the “combination merger.” In connection with the combination merger, Media General will issue approximately 60.2 million shares of its Voting Common Stock to Young’s equityholders (at an exchange ratio of 730.6171 shares of Media General’s common stock for each outstanding Young share). Each of Young’s equityholders will be entitled to receive shares of Media General’s Voting Common Stock in the transaction, but will have the option to elect to, instead, receive an equal number of shares of Media General’s Non-Voting Common Stock or a combination of shares of Voting Common Stock and Non-Voting Common Stock. Immediately after the combination merger, Young will merge with and into Merger Sub 3, with Merger Sub 3 surviving as a wholly owned subsidiary of Media General. We refer to this merger as the “conversion merger,” and the combination merger and the conversion merger together as the “combination transaction.”

The merger agreement and the transaction have already been voted upon, adopted and approved by Young’s Board of Directors and certain of Young’s equityholders.

Media General Board Reasons and Recommendations

Media General’s Board of Directors unanimously adopted and approved the merger agreement and the related transaction agreements and documents. For information on the factors considered by Media General’s Board of Directors in reaching its decision to approve the merger agreement and the related transaction agreements and documents, see “The Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page 58. The Board of Directors of Media General unanimously recommends that (i) holders of Class A Common Stock and Class B Common Stock vote “FOR” the share issuance proposal, (ii) holders of Class A Common Stock and Class B Common Stock vote “FOR” the amendment proposal, (iii) holders of Class B Common Stock vote “FOR” the reclassification proposal, (iv) holders of Class B Common Stock vote “FOR” the say on compensation proposal and (v) holders of Class B Common Stock vote “FOR” any adjournment proposal.

Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor

In connection with the combination merger, Media General’s financial advisor, RBC Capital Markets, LLC, which we refer to as “RBC Capital Markets,” delivered a written opinion, dated June 5, 2013, to Media General’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the implied exchange ratio of one share of the combined company’s Voting Common Stock or Non-Voting Common Stock, as the case may be, for each outstanding share of Media General’s Class A Common Stock in connection with the combination merger. We sometimes refer to this exchange ratio for purposes of RBC Capital Markets' opinion as the “Media General exchange ratio.” The full text of RBC Capital Markets’ written opinion, dated June 5, 2013, is attached as Annex F to this proxy statement/prospectus and sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion.

RBC Capital Markets delivered its opinion to Media General’s Board of Directors for the benefit and use of Media General’s Board of Directors (in its capacity as such) in connection with and for purposes of its evaluation of the combination merger. RBC Capital Markets’ opinion addressed only the Media General exchange ratio from a financial point of view and did not address any other aspect of the combination merger or any related transactions. RBC Capital Markets did not express any opinion or view as to the underlying business decision of Media General to engage in the combination merger or related transactions or the relative merits of the combination merger or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets’ opinion should not be construed as creating any fiduciary duty on the part of RBC Capital Markets to any party and does not constitute a recommendation to any holder of Media General’s securities as to how such holder should vote or act in connection with the combination merger, any related transactions or other matters.

For additional information relating to RBC Capital Markets’ opinion, see “The Transaction – Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” beginning on page 63.

Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors

Stephens Inc., which we refer to as “Stephens,” acted as a financial advisor to the independent members of Media General’s Board of Directors and delivered a fairness opinion to Media General’s full Board of Directors in connection with the transaction. The independent members of Media General’s Board of Directors requested that Stephens, in its role as financial advisor, evaluate the fairness to the holders of Media General’s Class A Common Stock, from a financial point of view, of the exchange ratio of 730.6171 shares of Media General’s common stock for each outstanding share of Young’s common stock. On June 5, 2013, Stephens delivered its written opinion to Media General’s full Board of Directors that, as of June 5, 2013, and based upon and subject to the assumptions and qualifications in Stephens' opinion, the exchange ratio of 730.6171 shares of Media General’s common stock per share of Young’s common stock was fair, from a financial point of view, to the holders of Media General’s Class A Common Stock. The full text of Stephens’ opinion, dated June 5, 2013, which sets forth the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Stephens in rendering its opinion, is attached as Annex G to this proxy statement/prospectus.

Stephens provided its opinion for the information and assistance of Media General’s Board of Directors in connection with its consideration of the transaction. The Stephens opinion did not address any other aspect of the transaction and Stephens expressed no opinion as to the merits of the underlying decision by Media General to engage in the transaction or the relative merits of the transaction as compared to any alternatives potentially available to Media General or the relative effects of any alternative transaction in which Media General might engage. Stephens expressed no opinion or recommendation as to how any holder of Media General’s Class A Common Stock should vote with respect to matters pertaining to the transaction. All summaries of the opinion of Stephens set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion.

For additional information relating to Stephens’ opinion, see “The Transaction – Opinion of Stephens, Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” beginning on page 71.

Key Terms of the Merger Agreement

Conditions to the Closing of the Transaction

As more fully described in this proxy statement/prospectus and as set forth in the merger agreement, the closing of the transaction depends on a number of conditions being satisfied or waived. These conditions include:

●	receipt of Media General Stockholder approval of the share issuance proposal, the amendment proposal and the reclassification proposal;

●	the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

●

the grant by the Federal Communications Commission, which we refer to as the “FCC,” of consent to deemed transfers of control of broadcast licenses held by subsidiaries of Media General and Young in connection with the transaction;

●	the absence of any order or injunction that is in effect and that prevents the transaction;

●	the effectiveness of a registration statement on Form S-4 registering the shares of Media General common stock to be issued to the Media General Stockholders in connection with the reclassification;

●

the listing on the NYSE of the shares of Media General Voting Common Stock to be issued to the Stockholders of Media General in the reclassification and to the equityholders of Young in the business combination, subject to official notice of issuance;

●	the receipt of third party consents under certain of Media General’s and Young’s material contracts;

●	the accuracy of each party’s representations and warranties in the merger agreement (subject generally to a material adverse effect standard);

●

receipt by each of Media General and Young of a written opinion from its legal counsel to the effect that for U.S. federal income tax purposes the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the “Code;”

●	no material adverse effect with respect to the other party has occurred; and

●	the performance of each party’s covenants in the merger agreement in all material respects.

Where permitted by applicable law, either of Media General or Young could choose to waive a condition to its respective obligation to consummate the transaction even when that condition has not been satisfied. Media General cannot be certain when, or if, the conditions to the merger agreement will be satisfied or waived, or whether the transaction will be completed.

No Solicitation

As more fully described in this proxy statement/prospectus and as set forth in the merger agreement, Media General and Young and their respective subsidiaries and representatives may not solicit any acquisition inquiries or the making of any acquisition proposal for Media General or Young, as applicable, and must cease any existing discussions with third parties relating to any such acquisition proposal.

In the event that Media General receives, prior to the time that all required votes of Media General’s Stockholders necessary to approve the transaction are obtained, a bona fide written unsolicited acquisition proposal not resulting from a violation of the merger agreement, it may:

●	contact the person making such proposal to clarify the terms and conditions thereof;

●

furnish information with respect to Media General and its subsidiaries to the person making such proposal, and such person’s representatives and potential financing sources, (upon the person’s execution of a confidentiality agreement) if the Board of Directors of Media General determines in its good faith judgment, after consulting with outside legal counsel and nationally recognized third party financial advisors, that (i) such proposal constitutes or would reasonably be expected to lead to a superior offer for Media General and (ii) failing to take such actions would be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties to Media General’s Stockholders under applicable law; and

●

negotiate with such person regarding their proposal if the Board of Directors of Media General determines in its good faith judgment, after consulting with outside legal counsel and nationally recognized third party financial advisors, that (i) such proposal constitutes or would reasonably be expected to lead to a superior offer for Media General and (ii) that failing to take such actions would be reasonably likely to be inconsistent with the Board of Directors’ fiduciary duties under applicable law.

Termination of the Merger Agreement; Termination Fee

Media General and Young may each terminate the merger agreement under certain conditions. In general, either party can terminate the merger agreement if:

●	the transaction has not been consummated on or before June 5, 2014;

●	all required votes of Media General’s Stockholders are not obtained; or

●

there is an uncured breach by the other party of any of the representations and warranties or covenants of the other party in the merger agreement and as a result the related closing conditions cannot be satisfied.

Young may terminate the merger agreement, and Media General must pay Young a $12 million termination fee, if Media General’s Board of Directors (i) changes its recommendation that Media General’s Stockholders vote to approve the transaction or (ii) fails to reaffirm its recommendation of the transaction within 10 business days following a public acquisition proposal relating to Media General and a subsequent request by Young to do so.

Media General may, prior to the approval of the transaction by Media General’s Stockholders, terminate the merger agreement and enter into an agreement for an unsolicited alternative business combination transaction that the Board of Directors of Media General determines to be superior to the proposed transaction, so long as Media General complies with certain notice and other requirements set forth in the merger agreement and Media General pays Young a $12 million termination fee simultaneously with such termination.

In addition, Media General may be required to pay Young a $12 million termination fee if it enters into an alternative business combination transaction within one year of termination of the merger agreement and (i) an acquisition proposal in respect of Media General is made public (and not withdrawn) at or prior to the Special Meeting and the merger agreement is terminated due to the failure of Media General’s Stockholders to approve the transaction, or (ii) the merger agreement is terminated either due to the transaction not being consummated by June 5, 2014 or due to a breach by Media General of certain of its representations and warranties or covenants contained in the merger agreement, and an acquisition proposal was made known to Media General prior to such termination. For more information about the merger agreement, see “Agreements – Description of the Merger Agreement,” beginning on page 99.

Other Transaction Agreements

In connection with the execution of the merger agreement:

●

Standard General Fund, L.P. and Standard General Communications, LLC, which we refer to together as “Standard General,” have entered into a standstill and lock-up agreement with Media General that provides, among other things, that Standard General and certain related parties will not acquire, in the aggregate, more than 40% of the outstanding shares of Voting Common Stock of the combined company after the closing of the transaction until the termination of the standstill and lock-up agreement, as further described in “The Agreements – Description of the Standstill and Lock-Up Agreement” beginning on page 116. Standard General holds a majority of the voting power of Young and will receive in the transaction shares of Voting Common Stock representing approximately 28% of the shares of common stock of the combined company that will be outstanding immediately after the completion of the transaction.

●

Certain Young equityholders have entered into a registration rights agreement with Media General that provides, among other things, those Young equityholders with the right to demand registration of the shares of the combined company’s common stock received by them in connection with the transaction, and to participate in registered underwritten offerings of securities conducted by the combined company, as further described in “The Agreements – Description of the Registration Rights Agreement” beginning on page 118.

●

Media General and Young have entered into agreements that provide that, in the event that their debt is not refinanced in connection with the closing of the transaction, Media General’s existing credit agreement and Young’s existing credit agreement will remain in effect (in each case as amended). In that event, Media General and its subsidiaries (other than Young and its subsidiaries) would continue to be subject to the covenants of Media General’s existing credit agreement and Young and its subsidiaries would continue to be subject to the covenants of Young’s existing credit agreement and would be required to comply with certain covenants in Media General’s existing credit agreement. Media General and its subsidiaries (other than Young and its subsidiaries), on the one hand, and Young and its subsidiaries, on the other hand, would also be required to transact with each other on a basis that is both fair and arm’s length. See “Description of Media General and Young Debt” beginning on page 121.

Regulatory Approvals

The closing of the transaction is conditioned on the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which we refer to as the “HSR Act,” and receipt from the FCC of consent to the deemed transfers of control of broadcast licenses held by subsidiaries of Media General and Young in connection with the transaction. For additional information relating to the regulatory approvals, see “The Transaction – Regulatory Approvals” beginning on page 92, and “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page 110.

Material U.S. Federal Income Tax Consequences

It is a condition to Media General’s obligation to complete the combination merger that Media General receive a written opinion from Fried, Frank, Harris, Shriver & Jacobson LLP, which we refer to as “Fried Frank,” to the effect that for U.S. federal income tax purposes the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Young’s obligation to complete the combination merger that Young receive a written opinion from Debevoise & Plimpton LLP, which we refer to as “Debevoise,” to the effect that the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Fried Frank will deliver a written opinion to Media General to the effect that for U.S. federal income tax purposes (i) the reclassification merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by either Media General or Young as a result of the combination transaction.

U.S. holders of Media General Class A Common Stock and Media General Class B Common Stock will not recognize gain or loss upon exchanging such stock for Media General common stock in the reclassification merger. Holders of Media General Class A Common Stock and Media General Class B Common Stock should consult their tax advisors regarding the particular tax consequences of the transaction to them including the effects of U.S. federal, state, local, non-U.S. and other tax laws.

For additional information, see “Material U.S. Federal Income Tax Consequences” beginning on page 96.

Differences with Respect to Rights of Media General Stockholders and Combined Company Stockholders

As more fully described in this proxy statement/prospectus, although the rights of Media General’s Stockholders following the transaction are, in some instances, comparable to the rights of Media General’s Stockholders prior to the transaction, there are some differences. For a summary of the material differences between the rights of Media General Stockholders before and after the transaction, see “Comparison of Stockholder Rights” beginning on page 176.

Governance of the Combined Company; Officers and Directors of the Combined Company

Board of Directors of the Combined Company

Upon the closing of the transaction:

●

the Board of Directors of the combined company will be comprised of 14 members, including the nine current members of Media General’s Board of Directors, each of whom we refer to as a “Media General designee,” and the five current members of the Board of Directors of Young or replacements selected by Young and approved by the Board of Directors of Media General, each of whom we refer to as a “Young designee;”

●

Mr. J. Stewart Bryan III, Media General’s current Chairman, will serve as the initial Chairman of the Board of Directors of the combined company, and Mr. Marshall N. Morton, the current Vice Chairman of Media General, will serve as the initial Vice Chairman of the Board of Directors of the combined company;

●

the Nominating and Governance Committee of the Board of Directors of the combined company, which we refer to as the “Nominating Committee,” will be comprised of five members, consisting of three of the Young designees and two of the Media General designees;

●

a Young designee will chair the Nominating Committee and the Compensation Committee of the Board of Directors of the combined company, and a Media General designee will chair the Audit Committee of the Board of Directors of the combined company; and

●	the Executive Committee of the current Board of Directors of Media General will be disbanded.

During the time period beginning on the closing date of the transaction through the election of Directors at the 2014 Annual Meeting of Stockholders of the combined company, certain significant corporate actions will require the consent of at least 10 of the 14 members of the combined company’s Board of Directors, including (i) any change to the size of the Board of Directors (other than the reduction from 14 to 11 members as described below), (ii) any change to the composition, structure or authority of any committee of the Board of Directors, (iii) any merger, consolidation or similar transaction involving the combined company, (iv) any amendment of, or modification to, the combined company’s Articles of Incorporation or By-laws and (v) the hiring or termination of employment of any executive officers of the combined company.

At the 2014 Annual Meeting of Stockholders of the combined company, the size of the combined company’s Board of Directors will be reduced to 11 members, and the Nominating Committee will nominate for election to the Board of Directors (i) five Media General designees selected by the Nominating Committee (including the current Chairman, Vice Chairman and President and Chief Executive Officer of Media General), (ii) five Young designees selected by the Nominating Committee and (iii) one additional person selected by the Nominating Committee. Nothing precludes any existing Media General Director from being selected as a nominee under clauses (ii) or (iii) of the immediately preceding sentence.

During the period from the closing date of the transaction through the 2017 Annual Meeting of Stockholders of the combined company, the Nominating Committee by majority vote of its members will have the exclusive right to nominate candidates for election as Directors and to appoint individuals to fill vacancies on the Board of Directors of the combined company, subject to a right of a majority of the Board of Directors of the combined company (including one affirmative vote of a Young designee) to reject any such nomination or appointment. During that period, the Nominating Committee will be comprised of five members, including at least three Young designees. During the period from the closing date of the transaction through the 2014 Annual Meeting of Stockholders of the combined company, the Nominating Committee will include two Media General designees.

Executive Officers of the Combined Company

It is expected that, upon the closing of the transaction:

●	George L. Mahoney, the current President and Chief Executive Officer of Media General, will be the Chief Executive Officer of the combined company;

●	James F. Woodward, the current Vice President, Finance and Chief Financial Officer of Media General, will be the Senior Vice President and Chief Financial Officer of the combined company;

●	Deborah A. McDermott, the current President and Chief Executive Officer of Young, will be the Senior Vice President of Broadcast Markets of the combined company;

●	John A Butler, the current Treasurer of Media General, will be Treasurer of the combined company;

●	Andrew C. Carington, the current Vice President, General Counsel and Secretary of Media General, will be the Vice President, General Counsel and Secretary of the combined company;

●	James R. Conschafter, a current Vice President, Broadcast Markets of Media General, will be a Vice President, Broadcast Markets of the combined company;

●	John R. Cottingham, a current Vice President, Broadcast Markets of Media General, will be a Vice President, Broadcast Markets of the combined company;

●	Robert E. MacPherson, the current Vice President, Corporate and Human Resources of Media General will be the Vice President, Corporate and Human Resources of the combined company;

●	Timothy J. Mulvaney, the current Controller and Chief Accounting Officer of Media General will be the Controller and Chief Accounting Officer of the combined company;

●

Lou Anne J. Nabhan, the current Vice President and Director of Corporate Communications of Media General will be the Vice President and Director of Corporate Communications of the combined company; and

●	Robert Peterson, the current Vice President – Station Operations of Young, will be a Vice President, Broadcast Markets of the combined company.

FCC-Related Matters

The combined company’s Articles of Incorporation will provide that the combined company may restrict the ownership and transfer of shares of the combined company’s common stock, or prevent the conversion of Non-Voting Common Stock into Voting Common Stock, for purposes of assisting the combined company to comply with the laws, rules and regulations administered by the FCC. For more information on the governance, Directors and management of the combined company, see “Description of Combined Company Capital Stock” beginning on page 171, and “Executive Directors and Executive Officers of the Combined Company” beginning on page 164.

Interests of Media General’s Directors and Officers in the Transaction

Certain of Media General’s officers may be deemed to have interests in the transaction that are different from or in addition to the interest of Media General’s Stockholders generally. On June 5, 2013, Media General entered into employment agreements with each of George L. Mahoney, James F. Woodward, James R. Conschafter, John R. Cottingham and Andrew C. Carington to serve, after the closing of the transaction, in the positions of President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Vice President, Broadcast Markets; Vice President, Broadcast Markets; and Vice President, General Counsel and Secretary, respectively, of the combined company. The employment agreements, the effectiveness of which are contingent on the closing of the transaction, will entitle each of the officers other than Mr. Mahoney to a grant of deferred stock units (the number of which will be equal to the amount determined by dividing the officer’s base salary by the closing per share price ($9.76) of Class A Common Stock on the date of the public announcement of the transaction, June 6, 2013), of which one half of such units will vest on each of the first and second anniversary of the closing date. The officers must be employed through each applicable vesting date in order to receive a cash payment in settlement of the shares underlying the deferred stock units. Messrs. Cottingham and Conschafter will each be entitled to payment of a transaction bonus in the amount of $75,000, payable within 30 days following the closing of the transaction, subject to his continued employment through the closing date.  In addition, the employment agreements provide for payment of severance and acceleration of equity-based compensation upon certain qualifying terminations. These severance amounts would be increased in the event that such qualifying terminations occur in certain circumstances in connection with a change of control (for purposes of the employment agreements, the transaction does not constitute a change of control).

The shares of Class A Common Stock and Class B Common Stock owned by the Directors and officers of Media General will be treated in the same manner as all other shares of Class A Common Stock or Class B Common Stock held by Stockholders of Media General. In addition, it is expected that the current members of the Board of Directors of Media General will serve on the Board of Directors of the combined company following the transaction, as further described in “Directors and Executive Officers of the Combined Company – Directors of the Combined Company” beginning on page 164.   Under the merger agreement, the Directors and officers of Media General will have the right to continued indemnification by, and Directors’ and officers’ liability insurance provided by, the combined company with respect to events occurring prior to the closing of the transaction.

For additional information on interests of Media General’s officers and Directors in the transaction, see “The Transaction – Interests of the Media General Directors and Officers in the Transaction” beginning on page 87. For more information regarding the ownership of shares of Class A Common Stock and Class B Common Stock by Media General’s executive officers and Directors, see “Principal Holders of the Company’s Stock” in Media General’s Proxy Statement for its 2013 Annual Meeting of Stockholders filed with the SEC on March 13, 2013.

Voting by Media General’s Directors and Executive Officers

As of March 1, 2013, the Directors and executive officers of Media General beneficially owned, in the aggregate, 2,358,931 shares (or approximately 8.7%) of the Class A Common Stock and 466,162 shares (or approximately 85%) of the Class B Common Stock. For additional information regarding the votes required to approve the proposals to be voted on at the Special Meeting, see “The Special Meeting – Vote Required” beginning on page 43. The Directors and executive officers of Media General have informed Media General that they currently intend to vote all of their shares of Class A Common Stock and Class B Common Stock for all of the proposals to be voted on at the Special Meeting. In addition, pursuant to a voting agreement, dated as of June 5, 2013, by and among J. Stewart Bryan III, the Chairman of the Board of Directors of Media General, the Media Trust, of which Mr. Bryan is the sole trustee, Media General and Young, Mr. Bryan and the Media Trust, who collectively hold approximately 85% of the outstanding shares of Class B Common Stock and, as of March 1, 2013, 502,952 shares of Class A Common Stock, agreed to vote their shares in favor of the proposals being presented at the Special Meeting. For additional information regarding the voting agreement, see “The Agreements – Description of the Bryan Voting Agreement” beginning on page 115.

Refinancing

Pursuant to the merger agreement, Media General and Young agreed to use commercially reasonable efforts to refinance their respective credit facilities and other debt obligations in connection with the transaction. However, there is a possibility that they will be unable to do so. For additional information on Media General’s and Young’s respective credit facilities and other debt obligations, see “Description of Media General and Young Debt” beginning on page 121.

Appraisal Rights

Shares of Media General Class B Common Stock held by Stockholders who have not voted in favor of the reclassification proposal and have demanded appraisal rights of their shares in accordance with the Virginia Stock Corporation Act, which we refer to as the “VSCA,” will not be converted into a right to receive shares of the newly-created class of Voting Common Stock of the combined company. Instead, such holders will have only the rights given to dissenting Stockholders pursuant to Article 15 of the VSCA unless such holders later fail to perfect their right to appraisal or otherwise withdraw or lose their right to appraisal. Holders of Class B Common Stock are urged to review the discussion in “The Transaction – Appraisal Rights” beginning on page 94 and consult Article 15 of the VSCA, which is reprinted in its entirety as Annex H to this proxy statement/prospectus.

SELECTED HISTORICAL FINANCIAL DATA

Media General and Young are providing the following financial information to aid you in your analysis of the financial aspects of the transaction. The selected historical financial data of Media General as of December 31, 2012 and December 25, 2011, and for the years ended December 31, 2012, December 25, 2011 and December 26, 2010, have been derived from Media General’s audited historical financial statements contained in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this proxy statement/prospectus. The selected historical financial data of Media General as of December 26, 2010, December 27, 2009 and December 28, 2008, and for the years ended December 27, 2009 and December 28, 2008 have been derived from Media General’s audited historical financial statements. For additional information, see “Where you Can Find More Information” beginning on page 185.

The selected historical financial data of Young as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, and for the six months ended December 31, 2010, have been derived from Young’s audited historical consolidated financial statements, which are included in this proxy statement/prospectus. The selected historical financial data of Young Broadcasting Inc., the predecessor of Young Broadcasting, LLC, a direct, wholly owned subsidiary of Young, for the six months ended June 30, 2010 have been derived from Young’s audited historical consolidated financial statements, which are included in this proxy statement/prospectus. See Index to “Consolidated Financial Statements of Young” beginning on page F-1. The selected historical financial data of Young Broadcasting Inc. as of December 31, 2009 and 2008, and for the years ended December 31, 2009 and 2008, have been derived from Young Broadcasting, Inc.’s audited historical consolidated financial statements.

The selected historical financial data for Media General as of, and for the three months ended, March 31, 2013 and March 25, 2012, has been derived from Media General’s unaudited interim condensed combined financial statements contained in Media General’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which is incorporated by reference into this proxy statement/prospectus, and the selected historical financial data for Young as of March 31, 2013, and for the three months ended March 31, 2013 and 2012 have been derived from Young’s unaudited interim condensed consolidated financial statements contained in this proxy statement/prospectus. Results of interim periods are not necessarily indicative of the results expected for a full year or for future periods. In the opinion of Media General management, the financial statements of Media General referenced above include all adjustments consisting of normal, recurring adjustments necessary for a fair statement of the results for the interim periods. In the opinion of Young management, the financial statements of Young referenced above include all adjustments consisting of normal, recurring adjustments necessary for a fair statement of the results for the interim periods. This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Media General and the related notes that Media General has previously filed with the SEC and which are incorporated into this proxy statement/prospectus by reference and the historical consolidated financial statements of Young included in this proxy statement/prospectus. See Index to “Consolidated Financial Statements of Young” beginning on page F-1, “Young Management’s Discussion and Analysis of the Financial Condition and Results of Operations” beginning on page 142 and “Where You Can Find More Information” beginning on page 185.

Selected Historical Consolidated Financial Data of Media General

	Three Months Ended		Year Ended(d)
	March 31, 2013	March 25, 2012	December 31, 2012	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008
	(In thousands, except per share amounts)
Statement of Operations Data
Operating revenues (a) (b)	$73,939	$74,214	$359,722	$280,611	$304,798	$256,654	$315,940
Loss from continuing operations (a) (b) (c)	(16,709)	(24,284)	(39,957)	(48,933)	(38,545)	(50,662)	(286,418)
Net loss (a) (b) (c)	(17,695)	(34,424)	(193,417)	(74,322)	(22,638)	(35,765)	(631,854)
Per Share Data - basic and assuming dilution: (a) (b) (c)
Loss from continuing operations	(0.61)	(1.08)	(1.68)	(2.18)	(1.72)	(2.28)	(12.98)
Income (loss) from discontinued operations	(0.04)	(0.45)	(6.47)	(1.13)	0.71	0.67	(15.62)
Net loss	(0.65)	(1.53)	(8.15)	(3.31)	(1.01)	(1.61)	(28.60)

	March 31, 2013	March 25, 2012	December 31, 2012	December 25, 2011	December 26, 2010	December 27, 2009	December 28, 2008
	(In thousands, except per share amounts)
Other Financial Data
Total assets (c)	$734,704	$1,043,108	$773,421	$1,086,041	$1,179,973	$1,236,048	$1,334,252
Working capital (excluding discontinued assets and liabilities) (a) (b)	38,129	24,676	37,750	36,120	34,881	82,990	11,043
Capital expenditures	3,290	1,516	17,886	19,053	26,482	18,453	31,517
Total debt	554,919	658,444	553,187	658,199	663,341	711,881	730,000
Cash dividends per share	-	-	-	-	-	-	0.81

(a)

In 2012, Media General sold all of its newspapers and associated web sites.  Additionally, Media General sold DealTaker for a nominal amount, shut down its production services company which provided broadcast equipment and design services, and discontinued its NetInformer operations.  Blockdot was held-for-sale at December 31, 2012, and sold shortly after year-end.  Media General recorded a $142 million after-tax loss related to the divestitures of discontinued operations in the year ended December 31, 2012.  The results of these properties have been presented as discontinued operations for all periods.

(b)

In 2009, Media General sold a small magazine and completed the sale of WCWJ in Jacksonville, Florida.  In 2008, Media General completed the sales of WTVQ in Lexington, Kentucky, WMBB in Panama City, Florida, KALB/NALB in Alexandria, Louisiana, and WNEG in Toccoa, Georgia.  In 2009 and 2008, Media General recorded an after-tax gain of $8.9 million and an after-tax loss of $11.3 million, respectively, related to these divestitures.  The results of these stations, the magazine, and their associated websites have been presented as discontinued operations for all periods.

(c)

In 2009 and 2008, Media General recorded non-cash, pretax impairment charges in continuing operations totaling $49 million and $397 million, respectively, related primarily to its broadcast intangible assets.

(d)

Effective for 2012 and future periods, Media General’s fiscal year ends on December 31. For periods prior to 2012, Media General’s fiscal year ended on the last Sunday in December. Results for 2012 are for a 53-week plus one day period ended December 31, 2012.

Selected Historical Consolidated Financial Data of Young

	Successor					Predecessor
Statement of Operations Data	For the three months ended March 31, 2013	For the three months ended March 31, 2012	Year ended December 31, 2012	Year ended December 31, 2011	Six months ended December 31, 2010	Six months ended June 30, 2010	Year ended December 31, 2009	Year ended December 31, 2008
	(In thousands, except per share amounts)
Net operating revenue	$50,045	$43,744	$228,183	$174,520	$103,187	$84,307	$159,311	$190,786
Operating income (loss)	7,062	4,917	55,493	21,304	25,108	13,497	18,839	(317,992)

Net income (loss) (a)	3,019	1,834	35,963	102,163	15,091	609,627	(22,537)	(369,699)

	Successor				Predecessor
Balance Sheet Data	March 31, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008
	(In thousands, except per share amounts)
Total current assets	$64,147	$72,587	$95,901	$84,441	$58,483	$68,376
Total assets (b)	486,169	481,436	508,840	464,232	326,737	348,223

Total current liabilities, excluding current portion of long-term debt and capital lease obligations	30,326	34,169	24,633	28,702	14,898	64,958
Long-term debt, including current portion and capital lease obligations (c)	160,081	154,462	82,587	75,758	-	823,679
Liabilities subject to compromise	-	-	-	-	875,920(d)	-

NOTE: The Predecessor periods represent the financial information of Young Broadcasting Inc. prior to July 1, 2010. The Successor periods represent the financial information of Young on or after July 1, 2010, after the application of fresh-start reporting.

(a)

In 2008, Young Broadcasting Inc. incurred impairment losses of $320 million related to the write down of FCC licenses at certain stations due to adverse economic conditions. In addition, amortization of certain program license rights was accelerated resulting in an additional expense of $10.9 million. In 2009, Young Broadcasting Inc. filed for Chapter 11 bankruptcy protection as a result of the continuing deterioration of the economic conditions. During the six months ended June 30, 2010, Young Broadcasting Inc. recorded $609 million in gains as a result of reorganization items and fresh start accounting adjustments related to the bankruptcy. In 2011, Young Broadcasting Inc. released the valuation allowance on its deferred tax assets in the amount of $95 million.

(b)

Total assets increased by $137 million from 2009 to 2010 due to the step up to fair value of Young’s assets and liabilities as a result of the application of fresh start accounting as of June 30, 2010, upon Young Broadcasting Inc.'s emergence from bankruptcy.

(c)

In 2010, Young Broadcasting Inc. extinguished $822 million of long-term debt as a result of the Chapter 11 bankruptcy proceedings. Post-bankruptcy, Young entered into a new term loan for $75 million which is included in long-term debt as of December 31, 2010. The increase in long-term debt during 2012 is primarily the result of draw downs from a new $175 million senior credit facility, which was put in place in December 2011.

(d)

Liabilities subject to compromise as of December 31, 2009, consisted of Young Broadcasting Inc.'s pre-petition obligations, including all of its then outstanding debt, that were subject to compromise related to the Chapter 11 bankruptcy filing. These obligations were discharged upon emergence from bankruptcy during 2010 in accordance with the court-approved plan of reorganization upon emergence from bankruptcy during 2010.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below has been derived from the Media General historical consolidated financial statements incorporated by reference into this proxy statement/prospectus and from the Young historical consolidated financial statements included in this proxy statement/prospectus. The pro forma adjustments give effect to the reclassification of outstanding shares of Class A Common Stock and Class B Common Stock into shares of the combined company’s common stock, the business combination of Media General and Young, including the merger of a wholly owned subsidiary of Media General with and into Young, with Young surviving such merger, and the issuance of shares of the combined company’s common stock to the former equityholders of Young in connection therewith. The unaudited pro forma condensed combined financial information should be read in conjunction with (1) Media General Management’s Discussion & Analysis of Financial Condition and Result of Operations and the historical consolidated financial statements of Media General and notes thereto included in Media General’s Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 incorporated by reference into this proxy statement/prospectus (see “Where You Can Find More Information” on beginning on page 185), (2) “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations” and the historical financial statements of Young and the notes thereto included in this proxy statement/prospectus beginning on page 142, and (3) the detailed unaudited pro forma combined financial statements and footnotes included in this proxy statement/prospectus (see “Selected Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 21).

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2013 has been prepared as though the transaction occurred as of January 1, 2012 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 has been prepared as though the transaction occurred as of January 1, 2012. The unaudited pro forma condensed combined balance sheet information at March 31, 2013 has been prepared as though the transaction occurred on March 31, 2013. The pro forma adjustments are based on available information and assumptions that Media General and Young believe are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial information is provided for informational purposes only and does not purport to represent what the actual combined results of operations or the combined financial position of the combined company would have been had the transaction occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial information does not reflect any cost savings or other synergies that the management of Media General and Young believe could have been achieved had the transaction been completed on the dates indicated. Media General’s management expects that the combined company will be able to realize estimated operating and financing synergies of approximately $30 million per year, including as a result of reduced corporate overhead and other expenses. Further, the unaudited pro forma condensed combined financial information is not necessarily indicative of the financial position or results of operations presented as of the dates or for the periods indicated, or the results of operations or financial position that may be achieved in the future.

The transaction will be accounted for using the purchase method of accounting in accordance with the Financial Accounting Standards Board, which we refer to as “FASB,” Accounting Standards Codification Topic 805, which we refer to as “ASC 805,” Business Combination. Media General management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in this business combination and concluded, based on consideration of the pertinent facts and circumstances, that Media General will be the acquirer for financial accounting purposes. See “The Transaction-Accounting Treatment of the Transaction” beginning on page 92. Accordingly, Media General’s purchase price to acquire Young has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. For purposes of the pro forma financial information contained herein, Media General’s purchase price to acquire Young was estimated based on an estimated value per share of Media General of $10.00. The determination and allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Media General’s acquisition of Young will not be known until the date of closing of the transaction and could vary materially from the preliminary purchase price reflected herein. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

The actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the unaudited pro forma condensed combined financial information as a result of several factors, including the following:

●

changes in Young’s net assets between the pro forma balance sheet date of March 31, 2013, and the closing of the transaction, which could impact the preliminary estimated purchase price or the preliminary estimated fair values as of the effective date of the transaction;

●	the value of the combined company as of the effective date of the transaction;

●	the timing of the completion of the transaction; and

●	other changes in net assets that may occur prior to completion of the transaction, which could cause material differences in the information presented.

Pro Forma Condensed Combined Balance Sheet Data as of March 31, 2013

(Unaudited, in thousands)

	Media General Historical	Young Historical	Pro Forma Adjustments	Pro Forma Combined
Total current assets	$88,343	$64,147	$(22,372)	$130,118
Total assets	734,704	486,169	337,012	1,557,885
Total current liabilities, excluding current portion of long-term debt and capital lease obligations	50,214	30,326	3,399	83,939
Long-term debt, including current portion and capital lease obligations	554,919	160,081	3,848	718,848
Total Stockholders’ (deficit) equity	(191,730)	288,249	288,181	384,700

Pro Forma Condensed Combined Statement of Operations Data for the Year Ended December 31, 2012

(Unaudited, in thousands except per share amounts)

	Media General Historical	Young Historical	Pro Forma Adjustments	Pro Forma Combined
Station revenues (less agency commissions)	$359,722	$228,183	$-	$587,905
Total operating costs	273,057	172,690	3,641	449,388
Operating income	86,665	55,493	(3,641)	138,517
Income (loss) from continuing operations	(39,957)	35,963	(2,201)	(6,195)
Loss from continuing operations per common share (basic and assuming dilution)	(1.68)	-	-	(0.07)

Pro Forma Condensed Combined Statement of Operations Data for the Three Months Ended

March 31, 2013

(Unaudited, in thousands except per share amounts)

	Media General Historical	Young Historical	Pro Forma Adjustments	Pro Forma Combined
Station revenues (less agency commissions)	$73,939	$50,045	$-	$123,984
Total operating costs	68,173	42,983	1,074	112,230
Operating income	5,766	7,062	(1,074)	11,754
Income (loss) from continuing operations	(16,709)	3,019	(446)	(14,136)
Loss from continuing operations per common share (basic and assuming dilution)	(0.61)	-	-	(0.16)

COMPARATIVE PER SHARE DATA

The following table summarizes unaudited per share information for Media General, unaudited equivalent per share information for Young, unaudited per share information for the combined company on an unaudited pro forma combined basis and unaudited per share information for Media General on an equivalent pro forma per share basis. In addition, this table presents the implied value of each share of Media General common stock as of the dates shown below, based on the implied value of the combined company’s common stock and the one-for-one exchange ratio in the reclassification merger, as if the transaction had closed on such dates. This information is only a summary, and you should read it in conjunction with the historical consolidated financial statements of Media General and the related notes that Media General has previously filed with the SEC and which are incorporated in this proxy statement/prospectus by reference and the historical financial statements of Young and the related notes included in this proxy statement/prospectus. See “Where You Can Find More Information” on page 185 and “Index to Consolidated Financial Statements of Young” beginning on page F-1. The pro forma information has been prepared as though the transaction occurred as of January 1, 2012, and is presented for informational purposes only and is not intended to represent or to be indicative of the actual operating results or financial position that would have resulted if the transaction had occurred at the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company.

	As of and for the three months ended March 31, 2013	As of and for the year ended December 31, 2012
Media General Historical Per Share Data:
Loss from continuing operations available to common shares per share	$(0.61)	$(1.68)
Cash dividends per share of common stock	-	-
Book value per share of common stock	(6.90)	(6.35)
Young Historical Per Share Data:
Net income per share	0.05	0.60
Cash dividends per share	-	-
Book value per share	4.40	4.35
Pro Forma and Media General Equivalent Pro Forma Per Share Data:(1)
Loss from continuing operations available to common shares per share	(0.16)	(0.07)
Cash dividends per share	-	-
Book value per share	4.37	-

(1)

The combined company pro forma per share data with respect to income (loss) and cash dividends was calculated by assuming a number of shares outstanding on a weighted average basis for the applicable period, plus 60,193,351, which is the number of new shares expected to be issued in the transaction to holders of Young equity interests. The combined company pro forma per share data with respect to book value was calculated by assuming a number of shares outstanding as of the applicable date, plus 60,193,351. The Media General equivalent pro forma per share data was computed by multiplying the combined company pro forma per share data above by a ratio of 1:1. The ratio represents the number of shares of the combined company common stock which a Media General Stockholder would receive for each share of Class A Common Stock or share of Class B Common Stock in connection with the transaction. Thus, the Media General equivalent pro forma per share data is identical to the combined company pro forma per share data.

MARKET PRICE AND DIVIDEND INFORMATION

Media General’s Class A Common Stock is currently traded on the NYSE under the trading symbol “MEG.” There is no established trading market for the Class B Common Stock of Media General.

There is currently no established trading market for the Voting Common Stock or Non-Voting Common Stock of the combined company after the completion of the transaction.

After completion of the transaction, the combined company’s Voting Common Stock is expected to trade on the NYSE under the symbol “MEG.” The following table sets forth the high and low sales prices of shares of Media General’s Class A Common Stock on the NYSE for Media General’s two most recent full fiscal years and subsequent fiscal quarters.

	Price Range of Class A Common Stock
	High	Low
2011 Fiscal Year
First Fiscal Quarter	$7.73	$4.76
Second Fiscal Quarter	7.20	3.33
Third Fiscal Quarter	4.02	1.75
Fourth Fiscal Quarter	4.60	1.14
2012 Fiscal Year
First Fiscal Quarter	6.84	3.48
Second Fiscal Quarter	5.58	3.02
Third Fiscal Quarter	5.50	3.70
Fourth Fiscal Quarter	5.44	3.80
2013 Fiscal Year
First Fiscal Quarter	5.97	3.97
Second Fiscal Quarter	11.45	5.78
Third Fiscal Quarter (through July 17, 2013)	11.76	9.68

On June 5, 2013, the last trading day before the announcement of the execution of the merger agreement, the high and low sale prices of shares of Media General’s Class A Common Stock as reported on the NYSE were $7.47 and $7.01, respectively. On [●], 2013, the last full trading day before the date of this proxy statement/prospectus, the high and low sale prices of shares of Media General’s Class A Common Stock as reported on the NYSE were $[●] and $[●], respectively. As of [●], 2013, the last date prior to printing this proxy statement/prospectus for which it was practicable to obtain this information, there were approximately [●] registered holders of Class A Common Stock and [●] registered holders of Class B Common Stock.

Past price performance is not necessarily indicative of likely future performance. Media General’s Stockholders are advised to obtain current market quotations for Media General’s Class A Common Stock. The market price of Media General’s Class A Common Stock will fluctuate between the date of this proxy statement/prospectus and the completion of the transaction. No assurance can be given concerning the market price of Media General’s Class A Common Stock before the completion of the transaction, or the market prices of the combined company’s Voting Common Stock after the completion of the transaction. See “Risk Factors – Risks Related to the Ownership of the Combined Company Capital Stock” beginning page 35.

Both the Class A Common Stock and the Class B Common Stock participate equally in dividends to the extent that they are paid, and, following the completion of the transaction, both the Voting Common Stock and the Non-Voting Common Stock will participate equally in dividends to the extent that they are paid. Due to economic uncertainty, the Board of Directors of Media General suspended the payment of dividends indefinitely in January 2009. Further, Media General’s existing credit agreement prohibits the payment of dividends and the credit agreement of the combined company is expected to contain restrictions on the payment of cash dividends. Consequently, we do not expect the combined company to pay cash dividends for at least so long as it is prohibited from doing so under its credit agreement.

Any future determination to pay cash dividends will be at the discretion of the combined company’s Board of Directors and will be dependent upon then-existing conditions, including the financial condition and results of operations, contractual restrictions, business prospects of the combined company and other factors that the combined company’s Board of Directors determines to consider.

RISK FACTORS

In addition to the other information included in, incorporated by reference in, or found in the Annexes attached to, this proxy statement/prospectus, including the matters addressed in “Cautionary Statement Regarding Forward-Looking Statements” on page 40, you should carefully consider the following risk factors in deciding whether to vote for the proposals to be considered at the Special Meeting in connection with the transaction. You should also read and consider the other information in this proxy statement/prospectus and the other documents incorporated by reference in this proxy statement/prospectus. Please see “Where You Can Find More Information” on page 185. Additional risks and uncertainties not presently known to Media General or Young or that are not currently believed to be important also may adversely affect the transaction and the combined company following the transaction.

Risks Related to the Transaction

The transaction is subject to conditions, including certain conditions that may not be satisfied or completed on a timely basis, if at all.

Consummation of the transaction is subject to certain closing conditions which make the completion and timing of the transaction uncertain. The conditions include, among others, the obtaining of the requisite approvals by the Stockholders of Media General for the consummation of the transaction, as described in this proxy statement/prospectus, the expiration of the waiting period under the HSR Act, the grant by the FCC of consent to the deemed transfer of control of the broadcast licenses held by subsidiaries of Media General and Young as a result of the transaction, and the receipt of third party consents under certain of Media General’s and Young’s material contracts. See “The Agreements – Description of the Merger Agreement – Conditions to the Transaction” beginning on page 112.

Although Media General and Young have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite approvals and consents, there can be no assurance that these approvals and consents will be obtained, and these approvals and consents may be obtained later than anticipated.

Failure to complete the transaction may negatively impact the stock price and the future business and financial results of Media General.

The merger agreement contains certain termination rights for both Media General and Young, including a right to terminate the merger agreement if the transaction is not completed on or before June 5, 2014, or if the approvals of Media General’s Stockholders required in order to consummate the transaction are not obtained. In addition, among other termination rights, Young may terminate the merger agreement if the Board of Directors of Media General recommends against the transaction, and Media General may terminate the merger agreement, subject to certain conditions, to accept an acquisition proposal that is superior to the terms and conditions of the transaction. The merger agreement also provides that, upon termination of the merger agreement under certain circumstances, Media General may be required to pay Young a termination fee of $12 million.

If the transaction is not completed on a timely basis, Media General’s ongoing business may be adversely affected. If the transaction is not completed at all, Media General will be subject to a number of risks, including the following:

●

Media General will be required to pay its costs and expenses relating to the transaction, such as legal, accounting, financial advisory and printing fees, whether or not the transaction is completed; and

●	Time and resources committed by Media General’s management to matters relating to the transaction could otherwise have been devoted to pursuing other beneficial opportunities.

If the transaction is not completed, the price of the Media General Class A Common Stock may decline to the extent that the current market price of that stock reflects a market assumption that the transaction will be completed and that the related benefits will be realized, or a market perception that the transaction was not consummated due to an adverse change in Media General’s business.

Uncertainties associated with the transaction may cause employees to leave Media General, Young or the combined company and may otherwise affect the future business and operations of the combined company.

The combined company’s success after the transaction will depend in part upon its ability to retain key employees of Media General and Young. Prior to and following the transaction, current and prospective employees of Media General and Young may experience uncertainty about their future roles with Media General and Young and choose to pursue other opportunities, which could have an adverse effect on Media General. If key employees depart, the integration of the two companies may be more difficult and the combined company's business following the transaction could be adversely affected.

Media General and Young contemplate that they will refinance their existing debt in connection with or shortly after the closing of the transaction and the agreements and instruments governing such debt may contain restrictions and limitations that could significantly impact the operation of the combined company and adversely affect the holders of the combined company’s common stock.

Media General and Young are seeking to refinance their existing credit facilities in connection with the transaction. In addition, Media General presently expects to refinance its 11 3/4% senior secured notes due 2017 no later than February 2014. Accordingly, Media General expects that, after giving effect to the refinancing, the combined company will have approximately $900 million of outstanding indebtedness (including guarantees of third party indebtedness of approximately $32 million) and $60 million available under revolving credit facilities. Obtaining such refinancing is not, however, a condition to the closing of the transaction. In connection with its refinancing, Media General expects to pay early payment premiums to its debt holders of approximately $61.3 million in the aggregate in addition to other fees and expenses associated with the refinancing.

The terms of the agreements and instruments governing any such refinancing facilities that may be completed by the combined company will likely subject the combined company to a number of financial or operational covenants as well as compliance with certain financial ratios. For example, the covenants may impose restrictions on the combined company, including the ability to incur additional indebtedness and liens, make loans and investments, make capital expenditures, sell assets, engage in mergers, acquisitions and consolidations, enter into transactions with affiliates, purchase or redeem stock, enter into sale and leaseback transactions and pay dividends. A breach of any of the covenants imposed on the combined company by the terms of any such indebtedness, including any financial or operational covenants, and certain change of control events, may result in a default or event of default under such indebtedness. Following an event of a default, depending on the terms of such indebtedness, the lenders may have the right to terminate their commitments to extend credit in the future to the combined company and accelerate the repayment of all of the combined company’s indebtedness. In such case, the combined company may not have sufficient funds to pay the total amount of accelerated obligations, and the lenders could proceed against the collateral securing the facilities, which will likely consist of substantially all of the assets of Media General, Young and the combined company. Any acceleration in the repayment of indebtedness or related foreclosure could have an adverse effect on the combined company.

Further, whether the refinancing is obtained or not, the combined company is expected to have a significant degree of leverage after the transaction that could have important consequences, including:

●	making it more difficult for the combined company to satisfy its obligations, which could in turn result in an event of default on its indebtedness;

●	impairing the combined company’s ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, general corporate purposes or other purposes;

●	diminishing the combined company’s ability to withstand a downturn in its business, the industry in which it operates, or the economy generally;

●	limiting flexibility in planning for, or reacting to, changes in the combined company’s business and the industry in which it operates; and

●	placing the combined company at a competitive disadvantage compared to certain competitors that may have proportionately less debt.

Despite the current debt levels, and the debt levels anticipated following a refinancing, the combined company may be able to incur significantly more debt in the future, which could increase the foregoing risks related to the combined company’s indebtedness.

Media General and Young may not be able to obtain the required approval from the FCC.

Media General and Young’s obligation to consummate the transaction is subject to obtaining receipt from the FCC of consent to the transfers of control of broadcast licenses held by subsidiaries of Media General and Young in connection with the transaction. Under the merger agreement, Media General and Young are obligated to use their reasonable best efforts to obtain as promptly as practicable the necessary consents from the FCC to the transaction subject to certain limitations. Although we believe that we will be able to obtain the required approval from the FCC, we cannot be sure we will do so. Failure to obtain FCC clearance would prevent us from consummating the transaction.

The combined company’s results of operations and financial condition following the transaction may materially differ from the pro forma information presented in this proxy statement/prospectus.

The pro forma financial information included in this proxy statement/prospectus is derived from Media General’s and Young’s respective historical audited and unaudited consolidated financial statements, as well as from certain internal, unaudited financial statements. The preparation of this pro forma information is based upon available information and certain assumptions and estimates that Media General and Young believe are reasonable. This pro forma information may be materially different from what the combined company’s actual results of operations and financial condition would have been had the transaction occurred during the periods presented or what the combined company’s results of operations and financial position will be after the consummation of the proposed transaction. For example, the assumptions used in preparing the pro forma financial information may not be realized, and other factors may affect the combined company’s financial conditions and results of operations following the transaction.

The number of shares of common stock of the combined company being issued to the Young equityholders in the combination merger is based on a fixed exchange ratio, and so the per share value of common stock of the combined company they receive in the transaction may be greater than the per share value of the Class A Common Stock or Class B Common Stock as of the date of the merger agreement, the date of this proxy statement/prospectus or the date of the Special Meeting. Further, such fixed exchange ratio may not reflect the relative actual equity values of Media General and Young as of the closing.

In the combination merger, the Young equityholders will receive 730.6171 shares of common stock in the combined company for each share of Young’s common stock they hold, and this exchange ratio is fixed and will not be adjusted prior to the transaction. Because the exchange ratio will not be adjusted for any reason, the per share value of common stock of the combined company received by the Young equityholders on the closing date of the transaction may be greater than the per share value of the Class A Common Stock or Class B Common Stock on earlier dates. Further, this exchange ratio was calculated based on the relative implied equity values of Media General and Young at the time of the execution of the merger agreement, as such implied equity values were determined by Media General and Young. The relative actual equity values of Media General and Young at the time of consummation of the transaction may vary from the relative implied equity values of Media General and Young, as calculated by the parties, on the date of the merger agreement.

The integration of Media General and Young following the transaction will present significant challenges that may reduce the anticipated potential benefits of the transaction.

Media General and Young will face significant challenges in consolidating functions and integrating their organizations, procedures and operations in a timely and efficient manner, as well as retaining key personnel. In addition, the failure to effect the refinancing may lead to more significant challenges to the integration of the businesses of Media General and Young. The integration of Media General and Young will be complex and time-consuming due to the locations of their corporate headquarters and the size and complexity of each organization. The principal challenges will include the following:

●	integrating information systems and internal controls over accounting and financial reporting;

●	integrating Media General and Young’s existing businesses;

●	preserving significant business relationships;

●	consolidating corporate and administrative functions;

●	conforming standards, controls, procedures and policies, business cultures and compensation structuring between Media General and Young; and

●	retaining key employees.

The management of the combined company will have to dedicate substantial effort to integrating the businesses of Media General and Young during the integration process. These efforts could divert management’s focus and resources from the combined company’s business, corporate initiatives or strategic opportunities. If the combined company is unable to integrate Media General and Young’s organizations, procedures and operations in a timely and efficient manner, or at all, the anticipated benefits and cost savings of the transaction may not be realized fully, or at all, or may take longer to realize than expected, and the value of the combined company’s common stock may be affected adversely. An inability to realize the full extent of the anticipated benefits of the transaction, as well as any delays encountered in the integration process, could also have an adverse effect upon the revenues, level of expenses and operating results of the combined company.

Media General and Young will incur significant transaction and merger-related integration costs in connection with the transaction.

Media General and Young expect to pay transaction costs of approximately $25.5 million in the aggregate. These transaction costs include investment banking, legal and accounting fees and expenses, expenses associated with the refinancing that is expected to take place in connection with the transaction, SEC filing fees, printing expenses, mailing expenses and other related charges. These amounts are preliminary estimates that are subject to change. A portion of the transaction costs will be incurred regardless of whether the transaction is consummated. Media General and Young will generally each pay its own costs and expenses it incurred in connection with the transaction, except that each is obligated to pay 50% of the FCC and antitrust filing fees relating to the transaction irrespective of whether the transaction is consummated. Media General and Young also expect to incur costs associated with integrating the operations of the two companies, and these costs could be significant and could have an adverse effect on the combined company’s future operating results if the anticipated cost savings from the transaction are not achieved. Although Media General expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the two businesses, should allow the combined company to offset incremental expenses over time, the net benefit may not be achieved in the near term, or at all.

While the transaction is pending, Media General and Young will be subject to business uncertainties, as well as contractual restrictions under the merger agreement, that could have an adverse effect on their businesses.

Uncertainty about the effect of the transaction on employees and business relationships of Media General and Young may have an adverse effect on Media General and Young and, consequently, on the combined company following the consummation of the transaction. These uncertainties could impair each of Media General’s and Young’s ability to retain and motivate key personnel until and after the consummation of the transaction and could cause third parties who deal with Media General and Young to seek to change existing business relationships with Media General and Young. If key employees depart or if third parties seek to change business relationships with Media General and Young, the combined company’s business following the consummation of the transaction could be adversely affected. In addition, the merger agreement restricts Media General and Young, without the other party’s consent and subject to certain exceptions, from making certain acquisitions and taking other specified actions until the transaction closes or the merger agreement terminates. These restrictions may prevent Media General and Young from pursuing otherwise attractive business opportunities that may arise prior to completion of the transaction or termination of the merger agreement, and from making other changes to their businesses.

Some of the Directors and executive officers of Media General may have interests in the transaction that are different from the interests of Media General’s Stockholders generally.

Stockholders should be aware that some of the Directors of Media General who recommend that you vote in favor of the proposals to be considered at the Special Meeting and some of the executive officers who provided information to Media General’s Board of Directors relating to the transaction may have interests in the transaction that are different from, or are in addition to, the interests of Media General’s Stockholders generally. These interests include: (i) their designation as Directors or executive officers of the combined company following the completion of the transaction and (ii) the fact that certain executive officers of Media General are party to employment agreements, the effectiveness of which is contingent on the consummation of the transaction, which will entitle them to cash payments and/or other benefits if the transaction is completed, severance payments upon a qualifying termination, including the acceleration of equity-based compensation, with increases in severance payments in the event a qualifying termination occurs following a change in control (which, for purposes of the employment agreements, shall not include the transaction). Media General’s Stockholders should consider these potential interests in conjunction with the recommendation of the Board of Directors of Media General that the Stockholders approve the transaction. See “The Transaction – Interests of Media General Directors and Officers in the Transaction” beginning on page 87.

The transaction will result in an ownership change of Media General, and is expected to result in an ownership change of Young, in each case, under Section 382 of the Internal Revenue Code. As a result, for U.S. federal income tax purposes, the combined company’s ability to use the net operating loss carryforwards of Media General and Young to offset future taxable income will be subject to limitation.

In general, under Section 382 of the Code, a corporation that undergoes an ownership change is subject to limitations on its ability to utilize its pre-change net operating losses, which we refer to as “NOLs,” to offset future taxable income for U.S. federal income tax purposes. In general, an ownership change occurs if the aggregate stock ownership of certain stockholders increases by more than 50 percentage points over such stockholders’ lowest percentage ownership during the testing period (generally three years). An ownership change can result from, among other things, an offering of stock, the purchase or sale of stock by certain stockholders, or the issuance or exercise of rights to acquire stock.

As of December 31, 2012, Media General had approximately $307 million of NOL carryforwards for U.S. federal income tax purposes, which will begin to expire in 2027. As of December 31, 2012, Young had approximately $226 million of NOL carryforwards for U.S. federal income tax purposes, which will begin to expire in 2027. A substantial portion of Young’s NOL carryforwards already are subject to a limitation under Section 382 of the Code. The transaction will result in an ownership change of Media General, limiting the use of Media General’s NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes. While the transaction, if viewed in isolation, would not result in an ownership change of Young, an ownership change is expected to result when the transaction is aggregated with other transactions involving Young and its stockholders occurring during the prior three-year period, potentially limiting the use of Young’s NOL carryforwards to offset future taxable income of the combined company for U.S. federal income tax purposes. These limitations may affect the timing of when these NOL carryforwards can be used, which, in turn, may impact the timing of when cash is used to pay the taxes of the combined company and could cause such NOLs to expire unused, in each case, reducing or eliminating the benefit of such NOLs. Similar rules and limitations may apply for state income tax purposes.

Risks Related to the Business of Media General

You should read and consider the risks associated with the business of Media General. Risks relating to Media General can be found in Item 1A – Risk Factors, in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, which has been filed with the SEC and is incorporated by reference in this proxy statement/prospectus.

Risks Related to the Business of Young

The risk factors listed below may similarly apply to the combined company and its subsidiaries after the transaction.

Young’s advertising revenue can vary substantially from period to period based on many factors beyond Young’s control. This volatility affects Young’s operating results and may reduce its ability to repay indebtedness.

Young relies on sales of advertising time for most of its revenues and, as a result, its operating results depend on the amount of advertising revenue that Young generates. In 2012, 84% of Young’s total revenues were derived from spot advertising. If Young generates less advertising revenue, it may be more difficult for it to repay its indebtedness and meet its working capital requirements, and the value of Young’s business may decline. Young’s ability to sell advertising depends on:

●	The levels of automobile advertising, which historically have represented about 21% of Young’s advertising revenue;

●	The health of the economy in the area where Young’s television stations are located and in the nation as a whole;

●	The popularity of Young’s programming and that of its competition;

●

The activities of Young’s competitors, including competitors that offer other forms of advertising-based mediums, such as other broadcast television stations, radio stations, multichannel video programming distributors, which we refer to as “MVPDs,” Internet and broadband content providers, transit advertising, direct mail, local cable systems and other print and media outlets serving in the same markets;

●

The levels of political advertising, which are affected by campaign finance laws and the ability of political candidates and political action committees to raise and spend funds and are subject to seasonal fluctuations;

●	Changes in the makeup of the population in the areas where Young’s stations are located; and

●	Other factors that may be beyond Young’s control.

In addition, a high percentage of Young’s operating expenses are fixed, and a small decrease in advertising revenue could significantly impact its financial results. There can be no assurance that Young’s advertising revenue will not be volatile in the future, and such volatility may have an adverse impact on Young’s business, financial condition or results of operations.

Young depends on networks for much of its programming, and the loss of or certain changes by one or more of its network affiliations would disrupt its business and could have an adverse effect on Young’s financial condition and results of operations by reducing station revenue at the affected station(s).

Of the stations that Young owns and operates, or to which it provides certain operating and sales services, six are affiliated with ABC, four are affiliated with CBS, one is affiliated with NBC, one is affiliated with FOX and one is affiliated with MyTV. Young also operates 17 digital subchannels, including seven affiliates of Disney-ABC’s Live Well Network, six Weather/News subchannels, one CW Plus affiliate, one MyTV affiliate, one The Country Network affiliate and one Antenna TV affiliate. The television viewership levels for stations are materially dependent upon programming provided by the major networks. Young is particularly dependent upon programming provided by the ABC and CBS networks. All but one of Young’s stations are parties to affiliation agreements with one of the four major networks.

In addition, Young may be exposed in the future to volatile or increased programming costs that may adversely affect its operating results. Further, programs are usually purchased for broadcasting for two to three year periods, and it is difficult to accurately predict how a program will perform. In some instances, programs must be replaced before their cost has been fully amortized, resulting in write-offs that increase station operating costs.

As network affiliation agreements come up for renewal, Young may not be able to negotiate terms comparable to or more favorable than its current agreements. In addition, the impact of an increase in reverse network compensation payments, under which Young compensates the network for programming pursuant to its affiliation agreements, may have a negative effect on its financial condition or results of operations. See “Business of Young – Young’s Network Affiliation Agreements” for more information on the expiration and renewal of network affiliation agreements. Young cannot predict the outcome of any future negotiations relating to its affiliation agreements or what impact, if any, they may have on Young’s financial condition and results of operations.

In recent years, the national broadcast networks have streamed their programming on the Internet and other distribution platforms in close proximity to network programming broadcast on local television stations, including those that Young owns. These and other practices by the networks dilute the exclusivity and value of network programming originally broadcast by the local stations and could adversely affect the business, financial conditions and results of operations of Young’s stations.

Young may be unable to successfully negotiate future retransmission consent agreements on terms comparable to or more favorable than its current agreements and these negotiations may be further hindered by the interests of networks with which it is affiliated or by statutory or regulatory developments.

As retransmission consent agreements expire, Young may not be able to negotiate future agreements on terms comparable to or more favorable than its current agreements. This may cause revenues and revenue growth from its retransmission consent agreements to decrease under the renegotiated terms.

Several cable system and DBS operators have jointly petitioned the FCC to initiate a rulemaking proceeding to consider amending the FCC’s retransmission consent rules. The FCC solicited public comment on the petition and subsequently released a notice of proposed rulemaking seeking public comment on whether it should amend its rules to: (i) modify its standards for “good faith” negotiations of retransmission consent agreements; (ii) enhance consumer notice obligations; and (iii) eliminate the FCC's network non-duplication and syndicated exclusivity rules. The proceeding is currently pending, and Young cannot predict its outcome.

Financial and economic conditions may have an adverse impact on Young’s industry, business, and results of operations or financial condition.

Financial and economic conditions have been challenging and the continuation or worsening of such conditions could further reduce consumer confidence and have an adverse effect on the fundamentals of Young’s business, results of operations and/or financial condition. Poor economic and industry conditions could have a negative impact on Young’s industry or the industry of those customers who advertise on Young’s stations, including, among others, the automotive industry and service businesses, each of which is a significant source of Young’s advertising revenue. Additionally, financial institutions, capital providers, or other consumers may be adversely affected. Potential consequences of any financial and economic decline include:

●

The financial condition of those companies that advertise on Young’s stations may be adversely affected, causing them to spend less on advertising, which could result in a significant decline in Young’s advertising revenue;

●	Young’s ability to pursue the acquisition or divestiture of certain television and non-television assets at attractive values may be limited;

●	The possibility that Young’s business partners could be negatively impacted and Young’s ability to maintain these business relationships could also be impaired;

●	Young’s ability to refinance its existing debt on terms and at interest rates that it finds attractive, if at all, may be impaired; and

●	Young’s ability to make certain capital expenditures may be significantly impaired.

Young operates in a very competitive business environment.

The television industry is highly competitive and this competition can draw viewers and advertisers from Young’s stations, which requires Young to pay more for programming, and increases costs and reduces revenues. Cable providers, direct broadcast satellite companies and telecommunication companies are developing new technology that allows them to transmit more channels on their existing equipment to highly targeted audiences, reducing the cost of creating channels and potentially leading to the division of the television industry into ever more specialized niche markets. Competitors who target programming to such sharply defined markets may gain an advantage for television advertising revenues. In addition, technological advancements and the resulting increase in programming alternatives, such as pay-per-view, home video and entertainment systems, video-on-demand, mobile video and the Internet have also created new types of competition to television broadcast stations and will increase competition for household audiences and advertisers. Technologies that allow viewers to digitally record, store and play back television programming may decrease viewership of commercials as recorded by media measurement services and as a result, may lower Young’s advertising revenues. In addition, since digital television technology allows broadcasting of multiple channels within the additional allocated spectrum, this technology could expose Young to additional competition from programming alternatives. Young cannot provide any assurances that it will remain competitive with these developing technologies.

Young faces competition from:

●	other local free over-the-air broadcast television and radio stations;

●	telecommunication companies;

●	cable and satellite system operators;

●	Internet search engines, Internet service providers and websites; and new technologies including mobile television; and

●	other sources of news, information and entertainment such as newspapers, movie theaters, live sporting events and home video products, including digital video disc players, or “DVDs.”

Young’s television stations are located in highly competitive markets. Accordingly, the results of Young’s operations will be dependent upon the ability of each station to compete successfully in its market, and there can be no assurance that any one of Young’s stations will be able to maintain or increase its current audience share or revenue share. To the extent that certain of Young’s competitors have or may, in the future, obtain greater resources, Young’s ability to compete successfully in its broadcasting markets may be impeded.

Cybersecurity risks and cyber incidents could adversely affect Young’s business and disrupt operations.

Cyber incidents can result from deliberate attacks or unintentional events. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. The result of these incidents could include, but are not limited to, disrupted operations, misstated financial data, liability for stolen assets or information, increased cybersecurity protection costs, litigation and reputational damage adversely affecting customer or investor confidence.

Young’s business is subject to extensive governmental legislation and regulation, which may restrict Young’s ability to pursue its business strategy and/or increase its operating expenses.

Young’s television operations are subject to significant federal regulation under the Communications Act of 1934, as amended, which we refer to as the “Communications Act.” Continuation of operations requires that Young retain and from time to time renew a variety of governmental approvals. FCC licenses to operate broadcast television stations generally have a term of eight years. Historically, the FCC renews the vast majority of broadcast licenses, but there can be no assurance that Young’s licenses will be renewed at their expiration dates or, if renewed, that the renewal terms will be for the maximum permitted period. The non-renewal or revocation of one or more of Young’s primary FCC licenses could have an adverse effect on its operations.

As a broadcast licensee, Young also must comply with a variety of FCC rules regulating its operations such as political broadcasting rules, children’s television rules, and limitations on indecent or obscene programming. Violation of these and other FCC rules could subject Young to significant fines or other sanctions.

Congress and the FCC currently have under consideration, and may in the future adopt, new laws, regulations, and policies regarding a wide variety of matters that could, directly or indirectly, affect the operation and ownership of Young’s broadcast properties. Young is unable to predict the impact that any such laws or regulations may have on its operations.

The FCC is considering possible mechanisms for spectrum reallocation that could affect the spectrum for Young’s stations and adversely impact Young’s ability to compete.

Congress recently authorized the FCC to conduct a so-called “incentive auction” to reassign some of the UHF spectrum now used by television broadcasters to wireless broadband service providers. The FCC could share the proceeds of spectrum auctions with those incumbent television station licensees that give up their spectrum rights to facilitate spectrum auctions. Following the auction, the FCC would “repack” the non-tendering broadcasters into the lower portion of the UHF band and auction new “flexible use” wireless licenses in the upper portion of the UHF band.

Television stations may elect whether or not to participate in the incentive auction, but television broadcasters that do not participate in the auction nevertheless may be required to relocate to a different channel or make other technical changes to facilitate the repacking of the band. On September 28, 2012, the FCC opened a proceeding to develop rules to govern the incentive auctions for television broadcast spectrum, re-auction of reclaimed spectrum to wireless broadband providers, and the repacking of broadcasters on the channels that remain dedicated to television broadcasting after the conclusion of the auction. Young cannot predict the form of any final rules that the FCC may adopt in this proceeding or whether the final rules would have an adverse impact on Young’s ability to compete. Moreover, Young cannot predict whether the FCC might adopt even more stringent requirements, or stronger incentives to abandon current spectrum, if its initiatives are adopted but do not free what the agency deems sufficient spectrum for wireless broadband use.

Young could be adversely affected by labor disputes and legislation and other union activity.

The cost of producing and distributing entertainment programming has increased substantially in recent years due to, among other things, the increasing demands of creative talent and industry-wide collective bargaining agreements. Young’s program suppliers engage the services of writers, Directors, actors and on-air and other talent, trade employees and others, some of whom are subject to these collective bargaining agreements. Also, as of June 30, 2013, approximately 84 of Young’s employees are represented by labor unions under collective bargaining agreements. Failure to renew these agreements, higher costs in connection with these agreements or a significant labor dispute, including strikes or work stoppages, could adversely affect Young’s business by causing, among other things, delays in production that lead to declining viewership, a significant disruption of operations and reductions in the profit margins of Young’s programming and the amounts Young can charge advertisers for time. Young’s stations also broadcast certain professional sporting events, including NBA basketball games, MLB baseball games, NFL football games, and other sporting events, and Young’s viewership may be adversely affected by player strikes or lockouts, which could adversely affect Young’s advertising revenues and results of operations. Further, any changes in the existing labor laws may further the realization of the foregoing risks.

Neither Young’s financial condition nor its results of operations covering periods after Young Broadcasting Inc.’s emergence from bankruptcy are comparable to the financial condition or results of operations reflected in Young Broadcasting Inc.’s historical financial statements covering periods before its emergence from bankruptcy.

Young has adopted fresh-start accounting rules as of the date of Young Broadcasting Inc.’s emergence from bankruptcy as prescribed in accordance with the Reorganizations topic of the FASB Accounting Standards Codification. As required by fresh-start accounting, assets and liabilities have been recorded at fair value, based on values determined in connection with the implementation of the Young Broadcasting Inc.’s Chapter 11 plan of reorganization. Accordingly, Young’s consolidated financial condition and results of operations from and after Young Broadcasting Inc.’s emergence from bankruptcy are not comparable to the financial condition or results of operations reflected in Young Broadcasting Inc.’s historical financial statements included elsewhere in this proxy statement prospectus.

Further, during the course of Young Broadcasting Inc.’s Chapter 11 reorganization cases, which we refer to as the “Chapter 11 Cases,” Young Broadcasting Inc.’s financial results were volatile as asset impairments, government regulations, bankruptcy professional fees, contract terminations and rejections and claims assessments, among other things, significantly impacted Young Broadcasting Inc.’s consolidated financial statements. As a result, the amounts reported in Young Broadcasting Inc.’s financial statements after emergence from bankruptcy differ materially from Young Broadcasting Inc.’s historical financial statements included elsewhere in this proxy statement/prospectus.

Young may experience disruptions in its business due to natural disasters, terrorism or similar events.

Other broadcast station owners have experienced substantial disruptions to their operations due to natural disasters and acts of terrorism. If natural disasters, acts of terrorism, political turmoil, or hostilities occur, one or more of Young’s broadcast stations could experience a loss of technical facilities for an unknown period of time and would, in addition, lose advertising revenues during such time period. In addition, if natural disasters, acts of terrorism, political turmoil, or hostilities occur, even if Young does not experience a loss of technical facilities, Young’s broadcast operations may switch to continual news coverage, which would cause the loss of advertising revenues due to the suspension of advertiser-supported commercial programming.

Young currently depends on the cash flow of its subsidiaries to satisfy its obligations, including its debt obligations.

Young conducts its operations through its direct subsidiary, Young Broadcasting, LLC and its other indirect subsidiaries, which guarantee Young Broadcasting, LLC's debt, jointly and severally, fully and unconditionally. Young and Young Broadcasting, LLC, as holding companies, do not own any significant assets other than the equity in their respective subsidiaries and are dependent upon the cash flow of their respective subsidiaries to meet their obligations. Accordingly, Young Broadcasting LLC's ability to make interest and principal payments when due is dependent upon the receipt of sufficient funds from its subsidiaries, which may be restricted by the terms of existing and future senior secured indebtedness of its subsidiaries, including the terms of existing and future guarantees of indebtedness given by its subsidiaries.

Intangible assets comprise a significant portion of Young’s total assets. These intangible assets must be tested for impairment at least annually, which may result in a non-cash impairment charge and could have an adverse impact on the combined company’s results of operations and stockholders’ equity.

Indefinite-lived intangibles are subject to impairment assessments at least annually (or more frequently when events or circumstances indicate that an impairment may have occurred) by applying a fair-value based test. Young’s principal intangible assets include its programming license rights, broadcast licenses and network affiliations. The risk of impairment losses may increase to the extent that earnings decline. Impairment losses may result in a non-cash impairment charge. Furthermore, impairment losses could have an adverse impact on the combined company’s results of operations and Stockholders’ equity.

Risks Related to the Ownership of the Combined Company Common Stock

The combined company does not intend to pay cash dividends on its common stock for at least so long as it is prohibited from doing so under its credit agreement.

Due to economic uncertainty, the Board of Directors of Media General suspended the payment of dividends indefinitely in January 2009. Furthermore, existing restrictions in Media General’s credit agreements do not permit the payment of dividends. Though each of Media General and Young intends to refinance its current credit agreements and other agreements related to indebtedness in connection with the closing of the transaction (or in the case of Media General’s 11 3/4% senior secured notes due in 2017, no later than February 2014), the credit agreements or other agreements for any refinancing of or by the combined company are expected to contain restrictions on the payment of dividends by the combined company. In addition, applicable state law may impose requirements that may impede the combined company’s ability to pay dividends on the combined company’s common stock. Therefore, it is likely that any return on investment for the combined company’s Stockholders at least in the near term will occur only if the market price of the combined company’s common stock appreciates.

The public price and trading volume of the combined company common stock may be volatile.

The price and trading volume of the combined company common stock may be volatile and subject to fluctuations. Some of the factors that could cause fluctuations in the stock price or trading volume of the combined company common stock include:

●	general market and economic conditions and market trends, including in the television broadcast industry and the financial markets generally;

●	the political, economic and social situation in the United States;

●	actual or expected variations in operating results;

●	variations in quarterly operating results;

●	inability to meet projections in revenue;

●	announcements by the combined company or the combined company’s competitors of significant acquisitions, strategic partnerships, joint ventures, capital commitments, or other business developments;

●	adoption of new accounting standards affecting the industry in which the combined company operates;

●	operations and stock performance of competitors;

●	litigation or governmental action involving or affecting the combined company or its subsidiaries;

●	changes in financial estimates and recommendations by securities analysts;

●	recruitment or departure of key personnel;

●	purchases or sales of blocks of the combined company’s common stock; and

●	operating and stock performance of the companies that investors may consider to be comparable.

There can be no assurance that the price of the combined company common stock will not fluctuate or decline significantly. The stock market in recent years has experienced considerable price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of individual companies and that could adversely affect the price of the combined company common stock, regardless of the combined company’s operating performance. You should also be aware that price volatility might be worse if the trading volume of shares of the common stock is low. Furthermore, Stockholders may initiate securities class action lawsuits if the market price of the combined company’s stock declines significantly, which may cause the combined company to incur substantial costs and could divert the time and attention of the combined company’s management. The markets in which Young does business differ from those of Media General and, accordingly, the results of operations of the combined company following the consummation of the transaction and the market price of the combined company’s common stock following the consummation of the transaction may also be affected by factors different from those currently affecting the independent results of operations of Media General.

The future results of the combined company will suffer if the combined company does not effectively manage its expanded operations following the completion of the transaction.

Following the completion of the transaction, the size of the combined company’s business, as well as participation in retransmission revenue, syndicated programming purchasing and general participation in national and digital advertising by the combined company, will increase significantly beyond the current size of either Media General or Young. The combined company’s future success depends, in part, upon its ability to manage this expanded business, which will pose substantial challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, cost savings and other benefits currently anticipated from the transaction.

Media General and Young may not be able to consummate the intended refinancing.

If Media General and Young are not able to consummate the intended refinancing, all of the current credit facilities of Media General and Young, as well as Media General’s 11 3/4% senior secured notes due 2017, would remain in place. The terms of the current facilities and debt may not be as favorable as the terms and conditions of the facilities that would have been available through a refinancing. Media General and Young may have spent time and resources attempting to obtain the refinancing without obtaining any benefit of such refinancing.

In addition, Young and its subsidiaries would continue to be subject to the covenants of the Young credit facility and Media General and its subsidiaries (other than Young and its subsidiaries) would continue to be subject to the covenants under Media General’s current credit facility and Media General’s senior secured notes, and Media General would also be obligated to cause Young and its subsidiaries to comply with certain covenants in Media General’s current credit facility. In addition, Media General and its subsidiaries (other than Young and its subsidiaries), on the one hand, and Young and its subsidiaries, on the other hand, would also be required to transact with each other on a basis that is both fair and arm’s length, thereby potentially imposing significant burdens on the ability of Media General and Young to operate as one company after the consummation of the transaction and realize some of the anticipated synergies and benefits of the transaction. Each company’s lenders and bondholders would also be entitled to receive separate financial information about such company and its subsidiaries (other than, with respect to Media General, Young and its subsidiaries), including audited financial statements in the case of Young, which would impose administrative obligations on the combined company that would not be expected with a refinancing. If the refinancing at closing occurs with respect to the Media General and Young credit agreements and Media General’s 11 3/4 senior secured notes remain outstanding, Media General and Young would be subject to the covenants under that facility until it is repaid. There can be no assurance that the combined company would be able to refinance the notes in the future. In such a case, Media General and Young would continue to be subject to the covenants under that facility, which would continue to restrict the operations of the combined company. See “Description of Media General and Young Debt” beginning on page 121.

The combined company will have the ability to issue preferred stock, which could affect the rights of holders of the combined company common stock.

At the effective time of the reclassification merger, the combined company’s Articles of Incorporation will be amended and restated to allow the Board of Directors of the combined company to issue up to 50 million shares of preferred stock and to set the terms of such preferred stock. The terms of such preferred stock may adversely affect the dividend and liquidation rights of holders of the combined company common stock.

Sales of our common stock by former equityholders of Young may have an adverse effect on the price of the combined company common stock following the closing.

In the transaction, equityholders of Young will receive approximately 60.2 million shares of combined company common stock. After the closing of the transaction, certain equityholders of Young who receive shares of combined company common stock in the transaction will have the right to require the combined company to register those shares under a registration rights agreement, subject to certain limitations. The registration rights agreement will require the combined company to file a shelf registration statement on Form S-3 covering such shares, which may be used by the former Young equityholders party to such agreement to facilitate the sale of their shares under certain circumstances. Young equityholders party to the registration rights agreement will also have the right to demand registration of their shares for sale in underwritten offerings, subject to certain limitations, and the right to participate in registered underwritten offerings conducted by the combined company. It is anticipated that a public underwritten offering of shares of common stock held by such equityholders will be conducted soon after the closing of the transaction. Sales by such Young equityholders of their shares of common stock of the combined company, or the possibility of such sales, pursuant to an underwritten offering or otherwise, may have an adverse effect on the per share price of the combined company’s common stock.

Following the closing of the transaction, Standard General will own approximately 28% or more of the voting power of the combined company’s outstanding stock. This may allow Standard General to exercise influence over the combined company.

Upon the consummation of the transaction, Standard General will control approximately 28% of the voting power of all of the combined company’s outstanding capital stock. This percentage will be increased to the extent any stockholders receive Non-Voting Common Stock pursuant to the Articles of Incorporation of the combined compnay and the merger agreement. As a result, Standard General may have influence over the management of the combined company. In addition, Standard General’s substantial share ownership may delay or prevent a change in control of the combined company.

Provisions of the combined company’s Articles of Incorporation and By-laws and applicable state corporation laws could make a merger, tender offer or proxy contest difficult, and could deprive the Stockholders of the combined company of the opportunity to obtain a takeover premium for shares of the common stock owned by them.

The combined company’s Articles of Incorporation and By-laws contain provisions that could have the effect of delaying or preventing changes in control or changes in the management of the combined company without the consent of the Board of Directors of the combined company, which could make a merger, tender offer or proxy contest difficult. These provisions include (i) the ability of the Board of Directors to determine whether to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without Stockholder approval, which could be used, to the extent consistent with its legal duties, to issue a series of stock to persons friendly to management in order to attempt to block an acquisition action by a hostile acquirer or to significantly dilute the ownership of a hostile acquirer, (ii) the requirement that a Special Meeting of Stockholders may be called only by the Board of Directors of the combined company, the chairman of the Board of Directors of the combined company or the president of the combined company, which may delay the ability of the combined company’s Stockholders to force consideration of a proposal or to take action and (iii) advance notice procedures that Stockholders must comply with in order to nominate candidates to the Board of Directors of the combined company or to propose matters to be acted upon at a Stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect such acquirer’s own slate of Directors or otherwise attempting to obtain control of the combined company. Under the VSCA and the Articles of Incorporation of the combined company, Stockholders of the combined company will be prohibited from taking action by written consent unless the consent is unanimous, which makes action by written consent difficult to obtain and forces Stockholder action to be taken at an annual or Special Meeting. These provisions, alone or together, could delay hostile takeovers and changes in control of the combined company or changes in its management.

Further, the “affiliated transaction” provisions of Virginia law prohibit, subject to certain exceptions, any person who became the beneficial owner of more than 10% of any class of a corporation's voting securities, without the prior consent of the corporation’s board of Directors, from engaging in specified transactions with such corporation for a period of three years following the date upon which the Stockholder acquires the requisite number of securities. The types of transactions covered by the law include certain mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, dissolutions, reclassifications and recapitalizations. The combined company will not opt out of such law in its Articles of Incorporation.

Following the transaction, former holders of Class A Common Stock may be deemed to hold “attributable interests” in the combined company.

The laws, rules and regulations administered by the FCC contain restrictions on the ownership and control of broadcast licenses. The FCC generally applies its ownership limits to persons that hold “attributable interests” in a broadcast license. Prior to the transaction, Media General's dual-class stock structure, pursuant to which the majority of the voting power of Media General was held by holders of Class B Common Stock, mitigated the risk that the interests of any holders of publicly traded shares of Class A Common Stock would be deemed to have an attributable interest in Media General. However, following the transaction, the broadcast or other media interests of holders holding five percent or greater of the combined company’s Voting Common Stock will generally be deemed to have an attributable interest in the combined company, and may limit the combined company’s acquisition or ownership of broadcast stations in particular markets. While the combined company's Articles of Incorporation will have provisions that the combined company may use to prevent such an effect by limiting the holding of attributable interests in the combined company to those Stockholders lacking conflicting media interests (as discussed below), there can be no assurance that these provisions as applied will be completely effective.

The Articles of Incorporation of the combined company will contain provisions allowing the combined company to restrict the ownership, conversion and proposed ownership of common stock for reasons related to compliance with the FCC's rules and regulations.

Under the Articles of Incorporation of the combined company, the combined company may restrict the ownership, conversion or proposed ownership of shares of common stock of the combined company by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership of shares of capital stock of any other person, would impose restrictions on the combined company or its subsidiaries under, or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, which we refer to as “federal communications laws.” The combined company may enforce such restrictions if it believes the ownership, conversion or proposed ownership by a stockholder of common stock:

●	would be in violation of any federal communications laws;

●	would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of the combined company or its subsidiaries under the federal communications laws;

●

would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the combined company or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

●

would (or could reasonably be expected to) cause the combined company or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on the combined company or any of its subsidiaries to which the combined company or any of its subsidiaries would not be subject but for such ownership, conversion or proposed ownership; or

●	would require prior approval from the FCC and such approval has not be obtained.

The restrictions that the combined company may enact include refusing to permit the transfer of shares, suspending rights of share ownership, requiring the conversion of Voting Common Stock to Non-Voting Common Stock, and other remedies. These provisions may restrict your ability to acquire, own and/or vote shares of Voting Common Stock of the combined company. For more information regarding these restrictions, see “Description of Combined Company Capital Stock – Restrictions on Stock Ownership and Transfer” on page 174.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents that are incorporated into this proxy statement/prospectus by reference may contain or incorporate by reference statements that do not directly or exclusively relate to historical facts. We consider such statements to be “forward-looking statements.” You can typically identify forward-looking statements by the use of forward-looking words, such as “may,” “will,” “could,” “project,” “believe,” “anticipate,” “expect,” “estimate,” “continue,” “potential,” “plan,” “aim,” “seek,” “forecast” and other similar words. These include, but are not limited to, statements relating to the strategy of the combined company, the synergies and the benefits that we expect to achieve in the transaction discussed herein, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, Media General’s projections and financial information of Media General and Young, including other statements that are not historical facts. Those statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors. Many of those factors are outside the control of the combined company, Media General and Young, and could cause actual results to differ materially from the results expressed or implied by those forward-looking statements. In addition to the risk factors described under “Risk Factors” beginning on page 26, those factors include:

●

the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including a termination under circumstances that could require Media General to pay a termination fee;

●

the inability to complete the transaction due to the failure to obtain the requisite stockholder approval or the failure to satisfy (or to have waived) other conditions to completion of the transaction, including receipt of required regulatory approvals;

●	the failure of the transaction to close for any other reason;

●	risks that the transaction disrupts current plans and operations of Media General and Young, and the potential difficulties in employee retention, as a result of the transaction;

●	the outcome of any legal proceedings that may be instituted against Media General, Young and/or others relating to the merger agreement;

●	diversion of each of Media General and Young’s management’s attention from ongoing business concerns;

●	the effect of the announcement of the transaction on each of Media General’s and Young’s business relationships, operating results and business generally;

●	the amount of the costs, fees, expenses and charges related to the transaction;

●	uncertainties as to the timing of the closing of the transaction;

●	risks that the respective businesses of Media General and Young will have been adversely impacted during the pendency of the transaction;

●	the effects of disruption from the transaction making it more difficult to maintain business relationships;

●	risks that any stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability;

●	the risk that competing offers may be made;

●	the ability to integrate the Media General and Young businesses successfully and to avoid problems which may result in the combined company not operating as effectively and efficiently as expected;

●	risks that expected synergies, operational efficiencies and cost savings from the transaction may not be fully realized or realized within the expected time frame;

●	significant changes in the business environment in which Media General and Young operate, including as a result of consolidation in the television broadcast industry;

●	the effects of future regulatory or legislative actions on Media General, Young and the combined company; and

●

the impact of the issuance of common stock of the combined company as consideration in connection with the transaction on the current holders of Media General’s common stock, including dilution of their ownership and voting interests.

The areas of risk and uncertainty described above should be considered in connection with any written or oral forward-looking statements that may be made after the date of this proxy statement/prospectus by Media General or Young or anyone acting for any or all of them.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, see the note regarding forward-looking statements in Item 7 of Media General’s Annual Report on Form 10-K for the year ended December 31, 2012. See “Where You Can Find More Information.”

Media General, Young and the combined company also caution the reader that undue reliance should not be placed on any forward-looking statements, which speak only as of the date of this proxy statement/prospectus. None of Media General, Young or the combined company undertakes any duty or responsibility to update any of these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect actual outcomes.

THE SPECIAL MEETING

Date, Time and Place of the Special Meeting

The Special Meeting is scheduled to be held at the Bolling Haxall House, 211 East Franklin Street, Richmond, Virginia, on [●], 2013, at [●], local time.

Purpose of the Special Meeting

At the Special Meeting, holders of Media General’s Class A Common Stock will be asked to:

●

consider and vote on a proposal to approve the issuance of shares of common stock of Media General to the Stockholders of Media General in the reclassification and to the equityholders of Young in the business combination, which we refer to as the “share issuance proposal;” and

●	consider and vote on a proposal to amend the Articles of Incorporation of Media General in connection with the transaction, which we refer to as the “amendment proposal.”

At the Special Meeting, holders of Media General’s Class B Common Stock will be asked to consider and vote on:

●	the share issuance proposal referred to above;

●	the amendment proposal referred to above;

●

a proposal to approve a plan of merger under which the Class A Common Stock and Class B Common Stock of Media General will be reclassified to eliminate Media General’s existing dual voting structure, and the related amendments to the Articles of Incorporation of Media General being effected in connection with the transaction, which we refer to as the “reclassification proposal;”

●	a proposal to approve, on a non-binding and advisory basis, executive compensation matters, which we refer to as the “say on compensation proposal;” and

●

a proposal to approve any proposed adjournment of the Special Meeting of Stockholders of Media General (including, if necessary, for the purpose of soliciting additional proxies for the approval of the share issuance proposal, amendment proposal and reclassification proposal). We refer to any such proposal as an “adjournment proposal.”

At the Special Meeting, the votes on these proposals may be taken in a different order than the order in which the proposals are listed above.  The share issuance proposal and the amendment proposal will each be voted on before the reclassification proposal is voted on.

Record Date; Outstanding Shares Entitled to Vote

Media General’s Board of Directors has fixed [●], 2013, as the record date for the Special Meeting. If you were a holder of shares of Media General’s Class A Common Stock or Class B Common Stock at the close of business on the record date, you are entitled to vote your shares at the Special Meeting.

As of the record date, there were [●] shares of Media General’s Class A Common Stock and 548,564 shares of Media General’s Class B Common Stock outstanding and entitled to vote at the Special Meeting.

Quorum

Holders of a majority of the outstanding shares of Class A Common Stock, represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class A Common Stock is entitled to vote as a separate class. Holders of a majority of the outstanding shares of Class B Common Stock, represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class B Common Stock is entitled to vote as a separate class. Holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, in each case represented in person or by proxy, will constitute a quorum for the Special Meeting with respect to matters on which the Class A Common Stock and the Class B Common Stock vote together as a single class. If a quorum of a class is not present with respect to that class, the Special Meeting may be adjourned, without notice other than by announcement at the Special Meeting, until a quorum of that class shall attend.

Holders of shares of Class A Common Stock and Class B Common Stock present in person at the Special Meeting, but not voting, and shares of Class A Common Stock and Class B Common Stock for which Media General has received proxies indicating that their holders have abstained, will be counted as present at the Special Meeting for purposes of determining whether a quorum is established.

Vote Required

The share issuance proposal requires for its approval the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Class A Common Stock and Class B Common Stock, voting together as a single class.

The amendment proposal requires for its approval the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a single class.

The reclassification proposal requires for its approval the affirmative vote of the holders of more than two-thirds of the outstanding shares of Class B Common Stock.

The say on compensation proposal requires for its approval the affirmative vote of a majority of all votes cast by the holders of shares of Class B Common Stock.

Any adjournment proposal requires for its approval the affirmative vote of a majority of all votes cast by the holders of Class B Common Stock.

If you mark “abstain” or attend the Special Meeting and fail to vote with respect to the share issuance proposal, or if you fail to return a proxy card, it will not have the effect of a vote “FOR” or “AGAINST” the share issuance proposal. If you mark “abstain” or attend the Special Meeting and fail to vote on the amendment proposal, or you fail to return a proxy card, it will have the same effect as a vote “AGAINST” the amendment proposal. If you mark “abstain” or attend the Special Meeting and fail to vote on the reclassification proposal, or you fail to return a proxy card, it will have the same effect as a vote “AGAINST” the reclassification proposal. If you mark “abstain” or attend the Special Meeting and fail to vote with respect to the say on compensation proposal, or you fail to return a proxy card, it will not have the effect of a vote “FOR” or “AGAINST” the say on compensation proposal. If you mark “abstain” or attend the Special Meeting and fail to vote with respect to an adjournment proposal, or you fail to return a proxy card, it will not have the effect of a vote “FOR” or “AGAINST” the adjournment proposal.

If the share issuance proposal, the amendment proposal or the reclassification proposal are not approved by holders of the requisite number of shares of Class A and/or Class B Common Stock, as applicable, then the transaction will not occur.

Recommendation of Media General’s Board of Directors

Media General’s Board of Directors unanimously recommends that:

●	the holders of Class A Common Stock and Class B Common Stock vote “FOR” the share issuance proposal,

●	the holders of Class A Common Stock and Class B Common Stock vote “FOR” the amendment proposal,

●	the holders of Class B Common Stock vote “FOR” the reclassification proposal,

●	the holders of Class B Common Stock vote “FOR” the say on compensation proposal, and

●	the holders of Class B Common Stock vote “FOR” any adjournment proposal.

Additional information on the recommendation of Media General’s Board of Directors is set forth in “The Transaction – Media General’s Reasons for the Transaction and Recommendation of Media General’s Board of Directors” beginning on page 58.

Media General’s Stockholders should carefully read this proxy statement/prospectus in its entirety for additional information concerning the merger agreement and the transaction. In addition, Media General’s Stockholders are directed to the merger agreement and plan of merger, which are attached as Annexes A and B, respectively, to this proxy statement/prospectus and are incorporated by reference as exhibits to the registration statement of which this proxy statement/prospectus is a part.

Voting by Media General’s Directors and Executive Officers

As of March 1, 2013, the Directors and executive officers of Media General beneficially owned, in the aggregate, 2,358,931 shares of Class A Common Stock, representing approximately 8.7% of the outstanding shares of Class A Common Stock, and 466,162 shares of Class B Common Stock, representing approximately 85% of the outstanding shares of Class B Common Stock. For additional information regarding the votes required to approve the proposals to be voted on at the Special Meeting, see “The Special Meeting – Vote Required” beginning on page 43. The Directors and executive officers of Media General have informed Media General that they currently intend to vote all of their shares of Class A Common Stock and Class B Common Stock for all of the proposals to be voted on at the Special Meeting. In addition, pursuant to a voting agreement, dated as of June 5, 2013, by and among J. Stewart Bryan, III, the Chairman of the Board of Directors of Media General, the Media Trust, of which Mr. Bryan is the sole trustee, Media General and Young, Mr. Bryan and the Media Trust, who collectively hold approximately 85% of the outstanding shares of Class B Common Stock and, as of March 1, 2013, 502,952 shares of Class A Common Stock, agreed to vote their shares in favor of the proposals being presented at the Special Meeting. For additional information regarding such voting agreement, see “The Agreements – Description of the Bryan Voting Agreement” beginning on page 115.

How to Vote

After reading and carefully considering the information contained in this proxy statement/prospectus, please vote promptly. In order to ensure your vote is recorded, please submit your proxy or voting instructions as instructed below as soon as possible, even if you plan to attend the Special Meeting.

Vote by Internet. Use the Internet at www.proxyvote.com to transmit your vote up until 11:59 P.M. Eastern Time on [●], 2013. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. The availability of Internet voting for beneficial owners holding shares of Class A Common Stock or Class B Common Stock in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Vote by Phone. Use any touch-tone telephone to dial 1-800-690-6903 to transmit your voting instructions up until 11:59 P.M. Eastern Time on [●], 2013. Have your proxy card in hand when you call and then follow instructions. If you vote by telephone, do not return your proxy card. The availability of telephone voting for beneficial owners holding shares of Class A Common Stock or Class B Common Stock in street name will depend on the voting process of your broker, bank or nominee. Please follow the voting instructions in the materials you receive from your broker, bank or nominee.

Vote by Mail. Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 510 Mercedes Way, Edgewood, NY 11717.

Attending the Special Meeting

All Media General Stockholders as of the record date may attend the Special Meeting. If you are a beneficial owner of shares of Class A Common Stock or Class B Common Stock held in street name, you must provide evidence of your ownership of such shares, which you can obtain from your broker, banker or nominee in order to attend the Special Meeting.

Voting of Proxies

If you vote by Internet, by telephone or by completing, signing, dating and mailing your proxy card or voting instruction card, your shares will be voted in accordance with your instructions. If you are a Stockholder of record and you sign, date, and return your proxy card but do not indicate how you want to vote with respect to a proposal and do not indicate that you wish to abstain with respect to that proposal, your shares will be voted in favor of that proposal.

Voting of Media General Shares Held in Street Name

If a bank, broker or other nominee holds your shares of Class A Common Stock or Class B Common Stock for your benefit but not in your own name, such shares are in “street name.” In that case, your bank, broker or other nominee will send you a voting instruction form to use for your shares. The availability of telephone and Internet voting depends on the voting procedures of your bank, broker or other nominee. Please follow the instructions on the voting instruction form they send you. If your shares are held in the name of your bank, broker or other nominee and you wish to vote in person at the Special Meeting, you must contact your bank, broker or other nominee and request a document called a “legal proxy.” You must bring this legal proxy to the Special Meeting in order to vote in person.

Revoking your Proxy

If you are a Stockholder of record you can revoke your vote at any time before your proxy is voted at the Special Meeting. You can do this in one of three ways:

●	you can send a signed notice of revocation to the Secretary of Media General;

●	you can submit a revised proxy bearing a later date by Internet, telephone or mail as described above; or

●

you can attend the Special Meeting and vote in person, which will automatically cancel any proxy previously given, though your attendance alone will not revoke any proxy that you have previously given.

If you choose either of the first two methods, you must submit your notice of revocation or your new proxy no later than the beginning of the Special Meeting.

If you are a beneficial owner of shares of Class A Common Stock or Class B Common Stock held in street name, you may submit new voting instructions by contacting your broker, bank or nominee. You may also vote in person at the Special Meeting if you obtain a legal proxy from your broker, bank or nominee and present it to the inspectors of election with your ballot when you vote at the Special Meeting.

Proxy Solicitations

Media General is soliciting proxies for the Special Meeting from Media General Stockholders. Media General will bear the cost of soliciting proxies from Media General Stockholders, including the expenses incurred in connection with the printing and mailing of this proxy statement/prospectus. In addition to this mailing, Media General’s Directors, officers and employees (who will not receive any additional compensation for such services) may solicit proxies by telephone or in-person meeting.

Media General has also engaged the services of D.F. King & Co., Inc. to assist in the distribution of the proxies. Media General estimates that it will pay D.F. King & Co., Inc. a fee of approximately $10,000 plus reasonable out-of-pocket expenses.

Media General will reimburse brokerage houses and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to the beneficial owners of Class A Common Stock.

Other Business

Media General’s Board of Directors is not aware of any other business to be acted upon at the Special Meeting.

Adjournments and Postponements

Any adjournment may be made from time to time by less than a quorum until a quorum shall attend the Special Meeting. Media General is not required to notify Stockholders of any adjournment if the new date, time and place is announced at the Special Meeting before adjournment.

PROPOSAL NO. 1 – SHARE ISSUANCE PROPOSAL

Media General is requesting that holders of the outstanding shares of Class A Common Stock and holders of the outstanding shares of Class B Common Stock approve the issuance of shares of common stock to the Stockholders of Media General in the reclassification and to the equityholders of Young in the business combination.

Approval of the share issuance proposal is a condition to the completion of the transaction (including the reclassification and the combination). If the share issuance proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the share issuance proposal requires the affirmative vote of the holders of shares of a majority of all votes cast by the holders of Class A Common Stock and Class B Common Stock, voting together as a single class.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS A COMMON STOCKHOLDERS AND CLASS B COMMON STOCKHOLDERS VOTE “FOR” THE SHARE ISSUANCE PROPOSAL.

PROPOSAL NO. 2 – AMENDMENT PROPOSAL

Media General is requesting that holders of the outstanding shares of Class A Common Stock and holders of the outstanding shares of Class B Common Stock approve an amendment to its Articles of Incorporation, which is attached as Annex E to this proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part. You are urged to read carefully the entire amendment to Media General’s Articles of Incorporation before voting on this proposal. The amendment proposal is intended to clarify two matters relating to the transaction.

First, the amendment is intended to clarify that only the holders of shares of Class B Common Stock of Media General are entitled to vote on the plan of merger implementing the reclassification and the related amendments to the Articles of Incorporation of Media General being effected in connection with the reclassification merger. Under Media General’s current Articles of Incorporation, the entire voting power of the Media General Stockholders is “vested solely and exclusively in the holders of the shares of Class B Common Stock” except that, with respect to specified matters, including electing 30% of the Directors standing for election and approving the issuance of shares in connection with an acquisition, the holders of Class A Common Stock are entitled to vote. In light of this provision of Media General’s current Articles of Incorporation and Virginia law, which does not entitle a class of shares to vote on a plan of merger, share exchange or entity conversion or any disposition of assets or dissolution, where the Articles of Incorporation provide otherwise, we believe that the proper construction of the VSCA is that only the holders of Class B Common Stock are entitled to vote in respect of the plan of merger under which the reclassification and the related amendments to the Articles of Incorporation being effected in connection with the reclassification merger are being implemented. Nonetheless, to avoid any doubt, Media General is seeking approval of the amendment proposal to clarify that the holders of Class A Common Stock of Media General are not entitled to vote on a plan of merger (such as a plan of merger implementing the proposed reclassification, including any amendment to the Articles of Incorporation of Media General included in such plan of merger), share exchange or entity conversion or any disposition of assets or dissolution of Media General. Absent approval of this amendment proposal, notwithstanding our view to the contrary, the plan of merger implementing the proposed reclassification might be interpreted to require the affirmative vote of the holders of more than two-thirds of the outstanding shares of Class A Common Stock, voting as a separate class. The amendment proposal, by contrast, requires the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class.

Second, the amendment proposal is intended to clarify that certain Stockholders of Media General may be issued Non-Voting Common Stock in the reclassification so that they will not have an “attributable interest” in the combined company under the rules of the FCC. The shares of Voting Common Stock of the combined company that other Media General Stockholders receive in the reclassification may be converted, at the option of the holder, into an equal number of shares of Non-Voting Common Stock of the combined company.

Approval of the amendment proposal is a condition to the completion of the transaction. If the amendment proposal is not approved, the transaction will not occur.

Following the transaction, holders of the combined company’s Voting Common Stock will generally be entitled to vote on all matters requiring a vote of the combined company’s Stockholders, including mergers and acquisitions.

Vote Required for Approval

Approval of the amendment proposal requires the affirmative vote of the holders of at least a majority of the outstanding shares of Class A Common Stock and the holders of at least a majority of the outstanding shares of Class B Common Stock, each voting separately as a single class, and is the sole proposal to be considered at the Special Meeting that requires the approval of holders of Class A Common Stock voting as a separate class.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS A COMMON STOCKHOLDERS AND CLASS B COMMON STOCKHOLDERS VOTE “FOR” THE AMENDMENT PROPOSAL.

PROPOSAL NO. 3 – THE RECLASSIFICATION PROPOSAL

Media General is requesting that holders of outstanding shares of Class B Common Stock approve the plan of merger pursuant to which the reclassification and various amendments to the Articles of Incorporation of Media General will be effected. The plan of merger is attached as Annex B to this proxy statement/prospectus and is incorporated by reference as an exhibit to the registration statement of which this proxy statement/prospectus is a part. Please see the sections entitled “The Agreements – Description of the Merger Agreement” beginning on page 99 for additional information and a summary of certain terms of the merger agreement and plan of merger, “Description of Combined Company Capital Stock” on page 171 and “Directors and Officers of the Combined Company” on page 164 for additional information and a summary of certain terms of the merger agreement and plan of merger. You are urged to read carefully the entire merger agreement and plan of merger before voting on this proposal.

Approval of the reclassification proposal is a condition to the completion of the transaction. If the reclassification proposal is not approved, the transaction will not occur.

Vote Required for Approval

Approval of the reclassification proposal requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Class B Common Stock.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS B COMMON STOCKHOLDERS VOTE “FOR” THE RECLASSIFICATION PROPOSAL.

PROPOSAL NO. 4 – SAY ON COMPENSATION PROPOSAL

As required under Section 951 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Rule 14a-21(c) under the Securities Exchange Act of 1934, as amended, which we refer to as the “Exchange Act,” Media General is requesting that the holders of its outstanding shares of Class B Common Stock approve, on a non-binding advisory basis, a proposal to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the Media General named executive officers in connection with the transaction, as disclosed in the section entitled “The Transaction– Interests of Media General Directors and Officers in the Transaction– Potential Change in Control and Termination Payments” beginning on page 89 pursuant to Item 402(t) of the Regulation S-K and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The vote on this Proposal No. 4 is a vote separate and apart from the vote on Proposals Nos.1 through 3. Accordingly, you may vote not to approve this Proposal No. 4 and to approve Proposal Nos.1 through 3. Because the vote regarding this proposal is advisory in nature only, it will not be binding on Media General, regardless of whether the transaction is approved. Accordingly, as the compensation to be paid in connection with the transaction is provided for in contracts, without regard to the outcome of this advisory vote, such compensation will be payable, subject only to the conditions applicable thereto, if the transaction is approved.

Vote Required for Approval

The say on compensation proposal requires the affirmative vote of the holders of a majority of all votes cast by the holders of shares of Class B Common Stock. Approval of the say on compensation proposal is not a condition to the completion of the transaction. If the say on compensation proposal is not approved, the transaction may still occur.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS B COMMON STOCKHOLDERS VOTE “FOR” THE SAY ON COMPENSATION PROPOSAL.

PROPOSAL NO. 5 – ANY ADJOURNMENT PROPOSAL

Media General is requesting that holders of the outstanding shares of Class B Common Stock approve any proposed adjournment of the Special Meeting of Stockholders of Media General. Such an adjournment may include an adjournment for the purposes of soliciting additional votes for the approval of proposals 1, 2 and 3.

In addition, if the share issuance proposal and the amendment proposal are each approved, prior to the taking of the vote on the reclassification proposal, the Special Meeting may be adjourned, if the chairman of the Special Meeting deems it appropriate, until the time that the amendment to the Articles of Incorporation that is contemplated by the amendment proposal has been filed with the State Corporation Commission of the Commonwealth of Virginia and has become effective. Once the amendment has been filed and becomes effective, Media General would reconvene the Special Meeting to consider and vote on the remaining proposal(s), including the reclassification proposal.

Vote Required for Approval

Approval of an adjournment proposal requires the affirmative vote of a majority of all votes cast by the holders of shares of Class B Common Stock.

Recommendation of the Media General Board of Directors

THE MEDIA GENERAL BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE CLASS B COMMON STOCKHOLDERS VOTE “FOR” ANY ADJOURNMENT PROPOSAL.

THE TRANSACTION

The following is a description of certain material aspects of the transaction. While we believe that the following description covers the material terms of the transaction, the description may not contain all of the information that may be important to you. The discussion of the transaction in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement, which is attached to this proxy statement/prospectus as Annex A, the plan of merger, which is attached to this proxy statement/prospectus as Annex B, the combined company’s Articles of Incorporation, the form of which is attached to this proxy statement/prospectus as Annex C, the By-laws of the combined company, the form of which is attached to this proxy statement/prospectus as Annex D, the amendment to the Articles of Incorporation of Media General, the form of which is attached to this proxy statement/prospectus as Annex E, and the standstill and lockup agreement, the registration rights agreement, and the voting agreements, each of which is filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We encourage you to read carefully this entire proxy statement/prospectus, including the Annexes, and the exhibits to the registration statement on Form S-4 to which this proxy statement/prospectus relates, for a more complete understanding of the transaction.

General Description of the Transaction

On June 5, 2013, Media General entered into the merger agreement with Young, Merger Sub 1, Merger Sub 2 and Merger Sub 3. The merger agreement provides for a business combination of Media General and Young pursuant to which the current equityholders of Young will become Stockholders of Media General.

Under the plan of merger adopted by Media General’s Board of Directors in connection with the merger agreement, Media General will reclassify the outstanding shares of its Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock by means of the reclassification merger. Berkshire Hathaway, a holder of approximately 17% of Media General’s currently outstanding shares of Class A Common Stock, will receive shares of Non-Voting Common Stock of the combined company in the reclassification to the extent necessary to ensure that, following the closing, it will not own more than 4.99% of the Voting Common Stock of the combined company.  Under the Articles of Incorporation of the combined company, Media General Stockholders will have the ability to convert their shares of Voting Common Stock of the combined company into an equal number of shares of Non-Voting Common Stock of the combined company, subject to the limitations set forth in the Articles of Incorporation of the combined company. See “Description of Combined Company Capital Stock” beginning on page 171.

The combination of Media General and Young will be effected by means of the combination merger. In this merger, Media General will issue approximately 60.2 million shares of its Voting Common Stock to Young’s equityholders (at an exchange ratio of 730.6171 shares of Media General’s common stock for each outstanding Young share resulting in an implied exchange ratio of one share of the combined company’s Voting Common Stock, as the case may be, for each outstanding share of Media General’s Class A Common Stock in connection with the combination merger). Each of Young’s equityholders will be entitled to receive shares of Media General’s Voting Common Stock in the transaction, but will have the option to elect to instead receive an equal number of shares of Media General’s Non-Voting Common Stock or a combination of shares of Voting Common Stock and Non-Voting Common Stock. Immediately after the combination merger, Young will consummate the conversion merger by merging with and into Merger Sub 3, with Merger Sub 3 surviving as a wholly owned subsidiary of Media General.

Holders in the aggregate of approximately 85% of the outstanding shares of Media General’s Class B Common Stock have entered into a voting agreement with Young pursuant to which, subject to the terms and limitations set forth in such agreement, they have agreed to vote their shares in favor of the merger agreement and the transaction at the Special Meeting. Holders of approximately 94.5% of the outstanding equity of Young in the aggregate have executed a written consent pursuant to which they have approved the merger agreement and the transaction.

Standard General has entered into a standstill and lock-up agreement with Media General that provides, among other things, that Standard General and certain related parties will not acquire, in the aggregate, more than 40% of the outstanding shares of Voting Common Stock after the closing of the transaction until the termination of the standstill and lock-up agreement, including upon a change of control of the combined company or at the time Standard General and such related parties cease to beneficially own, in the aggregate, 5% of the outstanding shares of the combined company’s common stock. Standard General holds a majority of the voting power of Young and will receive in the transaction shares of Voting Common Stock representing approximately 28% of the shares of common stock of the combined company that will be outstanding immediately after the completion of the transaction.

In addition, certain Young equityholders have entered into a registration rights agreement with Media General that provides, among other things, that such Young equityholders will have the right to demand registration of the shares of the combined company’s common stock received by them in connection with the transaction, and to participate in registered underwritten offerings of securities conducted by the combined company.

Media General and Young have entered into agreements that provide that, in the event that their debt is not refinanced in connection with the closing of the transaction, Media General’s existing credit agreement and Young’s existing credit agreement will remain in effect (in each case as amended). Media General and its subsidiaries (other than Young and its subsidiaries) will continue to be subject to the covenants of Media General’s existing credit agreement. Young and its subsidiaries will continue to be subject to the covenants of Young’s existing credit agreement, and will be required to comply with certain covenants in Media General’s existing credit agreement. Media General and its subsidiaries (other than Young and its subsidiaries), on the one hand, and Young and its subsidiaries, on the other hand, will also be required to transact with each other on a basis that is both fair and arm’s length.

The combined company Voting Common Stock is expected to be listed on the NYSE under the symbol “MEG.” For additional information explaining the material differences between the current rights of Media General’s Stockholders and the rights of the combined company’s Stockholders, see “Comparison of Stockholder Rights” beginning on page 176.

Background of the Transaction

During the third and fourth quarters of 2012, Media General disposed of all of its newspaper assets. Media General also disposed of its advertising services businesses in 2012 and early 2013 and discontinued the operations of its broadcast equipment company. With these transactions completed, Media General had transformed itself into a pure-play television broadcast and digital media company. The television broadcast business had higher margins in recent years than Media General’s newspaper business as a result of factors that included the impact of the Internet.

In the third quarter of 2012, Media General was approached by an investor that indicated potential interest in exploring an acquisition of the Company at a price of approximately $7.50 per share. J. Stewart Bryan III, Chairman of Media General and the sole trustee of the Media Trust, which holds 85% of the outstanding shares of Media General’s Class B Common Stock, indicated that the Media Trust did not favor such a transaction. In light of Mr. Bryan’s view and the fact that the Media Trust’s approval would be required to complete any such transaction, discussions were not pursued with the investor.

Over the course of September and October of 2012, members of Media General’s management held several discussions with representatives of RBC Capital Markets regarding developments and potential consolidation in the television broadcast industry and potential merger and acquisition opportunities for Media General, as well as opportunities relating to the refinancing of Media General’s outstanding debt. As part of these discussions, representatives of RBC Capital Markets raised with management the possibility of approaching Young regarding a potential business combination of Media General and Young, and provided management with an overview of Young’s business based on publicly available information.

After these discussions, at Media General’s request, representatives of RBC Capital Markets approached Soohyung Kim, a Director of Young and Chief Executive Officer and Chief Investment Officer of Standard General, a significant equityholder of Young, to ascertain the potential interest of Young in exploring a transaction with Media General.

On November 15, 2012, Marshall Morton, then President and Chief Executive Officer of Media General, George Mahoney, then Vice President and Chief Operating Officer of Media General, and James Woodward, Vice President and Chief Financial Officer of Media General, met with Mr. Kim in Richmond, Virginia for an introductory meeting. During this meeting, the parties discussed on a preliminary basis the possibility of a business combination transaction between Media General and Young. At that meeting, Media General and Young agreed to continue their exploratory discussions regarding a transaction.

On November 21, 2012, Media General and Young entered into a confidentiality agreement.

On December 4 and December 19, 2012, Mr. Woodward, Mr. Kim and Deborah McDermott, Chief Executive Officer of Young, met in New York to discuss the businesses of Media General and Young and the potential benefits of a possible transaction.

On January 1, 2013, Mr. Mahoney became Media General’s President and Chief Executive Officer and Mr. Morton retired as President and Chief Executive Officer of Media General. Mr. Morton remained a Director and Vice Chairman of the Board of Directors of Media General.

Early in January of 2013, Media General and Young provided one another with preliminary financial projections (and other information) for due diligence purposes.

On January 31, 2013, during Media General’s conference call with analysts relating to its 2012 results, Mr. Mario Gabelli, Chairman and Chief Executive Officer of Gamco Investors, Inc., which, together with its affiliates, beneficially owns approximately 32% of the outstanding shares of Media General’s Class A Common Stock, suggested that Media General consider unwinding its dual-class voting structure. Other Stockholders of Media General occasionally have made similar suggestions to Media General.

During January, February and March of 2013, Messrs. Mahoney, Morton, and Woodward, on the one hand, and Mr. Kim, on the other hand, met at various times to discuss their views of the broadcast industry, the potential benefits that could be realized through a combination of Media General and Young and potential terms of a possible transaction. Among the terms discussed were the respective percentages of outstanding shares of a combined company that would be owned by Young’s equityholders and pre-transaction Stockholders of Media General, and proposed management of the combined company. Mr. Kim expressed Young’s view that any transaction would require an unwinding of Media General’s dual-class voting structure.

On March 29, 2013, the executive committee of Media General’s Board of Directors held a meeting. At the meeting, Media General’s management discussed with the Directors the preliminary discussions that had occurred regarding a possible business combination transaction between Media General and Young, including discussions regarding the preliminary terms of such a transaction. The Executive Committee voted to recommend to Media General’s full Board of Directors that it authorize Media General’s management to pursue a possible transaction with Young. At that meeting, the Executive Committee authorized the retention of RBC Capital Markets to serve as Media General’s financial advisor for the transaction and Fried Frank to serve as legal counsel to Media General in connection with the transaction.

After this meeting, Mr. Bryan requested that the holders of shares of Media General’s Class B Common Stock be provided with additional consideration in any transaction involving an unwinding of Media General’s dual-class voting structure in light of the fact that the holders of Class B Common Stock would be relinquishing their current right to elect approximately 70% of Media General’s Directors.

On April 2, 2013, the Board of Directors of Media General held a special meeting. At the meeting, Mr. Morton reported to the Directors that the Executive Committee had voted to recommend to Media General’s full Board of Directors that it authorize Media General’s management to pursue a possible transaction with Young. Mr. Morton also provided the Directors with a brief overview of the negotiations with Young and a summary of the expected benefits of the transaction. Members of management provided the Board of Directors with an overview of Young’s business, the expected structure of the transaction and certain of the expected financial benefits of the transaction. Members of management also explained that the transaction would require an unwinding of Media General’s dual-class share structure. Andrew C. Carington, Vice President, General Counsel and Secretary of Media General, explained the process for unwinding Media General’s dual-class stock structure, and that Mr. Bryan had requested additional consideration for the holders of Media General’s Class B Common Stock in consideration of the loss of certain rights of such holders of Class B Common Stock in connection with the unwinding transaction, including the loss of the right to elect approximately 70% of the Directors. Mr. Carington discussed with the Directors their legal duties in connection with considering any transaction and Mr. Bryan’s request for additional consideration. Based on the presentations from Mr. Morton and Media General’s management, the Board of Directors voted to authorize Media General’s management to proceed with exploring a possible transaction with Young and to commence due diligence. The Board of Directors also voted to establish a special committee of the Board of Directors consisting of Mrs. Diana F. Cantor and Messrs. Rodney A. Smolla, Carl S. Thigpen and Coleman Wortham III to review and evaluate Mr. Bryan’s request for additional consideration for the holders of Class B Common Stock and certain related matters.

On April 2, 2013, the special committee held a meeting at which it decided to engage Stephens as the special committee’s independent financial advisor and Gibson, Dunn & Crutcher LLP, which we refer to as “Gibson Dunn,” as the special committee’s independent legal advisor.

During April 2013, Mr. Woodward and Mr. Kim spoke by telephone on several occasions to discuss potential transaction terms.

On April 3 and April 11, 2013, Mr. Woodward and Mr. Kim met and discussed governance and other potential terms of a transaction. The parties also agreed that Media General should prepare a non-binding term sheet outlining potential terms of the transaction, including the structure of the transaction, the method for determining the number of shares of Media General to be issued to the Young equityholders in a transaction, and the governance of the combined company.

On April 12, 2013, Mr. Kim met with Mr. Bryan in Richmond, Virginia. Various members of Media General’s management participated in the meeting.

On April 12, 2013, the special committee held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. At the meeting, representatives of Gibson Dunn reported to the committee that Mr. Bryan’s counsel had communicated to them Mr. Bryan’s request that the holders of Media General’s Class B Common Stock receive a 20-30% premium for their shares of Class B Common Stock and that he receive a consulting agreement with the combined company under which he would maintain his current compensation arrangement with Media General for a period after closing.

On April 23, 2013, Mr. Woodward sent Mr. Kim a draft term sheet regarding the transaction based on the parties’ prior discussions. The term sheet reflected that Media General would reclassify its dual-class share structure in connection with the transaction. The term sheet also provided that the percentages of the shares of common stock of the combined company to be held immediately after the transaction by the Young equityholders, on the one hand, and Media General’s pre-transaction Stockholders, on the other hand, would be based on a negotiated implied equity value of each company. The term sheet also provided that (a) a portion of the shares issued to Young’s equityholders would be held in escrow to secure indemnification obligations of such equityholders arising from breaches of Young’s representations, warranties and covenants contained in the transaction agreements, (b) the Board of Directors of the combined company would initially consist of 14 members, and that, in connection with the 2014 Annual Meeting of Stockholders, the Board of Directors would be reduced in size to 11 members, with five members designated by Young, five members selected from only Media General’s Directors by the combined company’s Nominating Committee (including the Chairman of the Board of Media General, the Vice Chairman of the Board of Media General and the Chief Executive Officer of Media General), and one other member selected by the combined company’s Nominating Committee, (c) the combined company’s Board of Directors would have a Nominating Committee consisting of five members, with three members designated by Young and two members designated by Media General (we refer to the foregoing provisions relating to board composition and the Nominating Committee as the “governance arrangements”), and (d) Media General’s senior management, along with Ms. McDermott, would be the senior management of the combined company. The term sheet also provided that Young’s equityholders would enter into a standstill agreement that would restrict them from acquiring any additional securities of the combined company (except that Standard General could acquire up to 40% of the combined company’s common stock without violating the standstill), and from engaging in open market sales of common stock of the combined company until their interest fell below a specified threshold. The Young equityholders would also receive registration rights with respect to the shares of the combined company’s common stock received by them in connection with the transaction.

On April 23, 2013, Mr. Bryan informed Media General’s management that he would, at the upcoming meeting of the Board of Directors, withdraw his request that holders of Class B Common Stock receive additional consideration for their shares in the transaction. He also indicated that entering into a consulting agreement was not a prerequisite to a transaction. A representative of Fried Frank communicated Mr. Bryan’s withdrawal of his prior request to representatives of Gibson Dunn.

On April 24, 2013, the special committee held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. At the meeting, a representative of Gibson Dunn reported that Mr. Bryan intended to withdraw his request that the holders of Class B Common Stock receive additional consideration for their shares and that his entering into a consulting agreement was not a prerequisite to his support for a transaction. The special committee discussed the role of the independent Directors in connection with the transaction in light of the withdrawal of Mr. Bryan’s request. Representatives of Stephens provided an update to the special committee regarding Stephens’ due diligence investigation and discussed preliminary financial information regarding the transaction. Subsequently, in light of Mr. Bryan’s withdrawal of his requests that the holders of Class B Common Stock receive a premium and that he receive a consulting agreement, Media General’s Board of Directors dissolved the special committee. The independent members of Media General’s Board of Directors (Mrs. Cantor, Miss Robertson and Messrs. FitzSimons Smolla, Thigpen and Wortham) determined to maintain Stephens and Gibson Dunn as their independent advisors in connection with the proposed transaction.

Also on April 24, 2013, the members of Media General’s Board of Directors met for an informational session to discuss the progress of the negotiation of the transaction. Members of Media General's management and representatives from Fried Frank and RBC Capital Markets attended the meeting. Mr. Bryan informed the Board of Directors that he had withdrawn his request that holders of Class B Common Stock receive additional consideration for their shares in the transaction. He also indicated that his entering into a consulting agreement was not a prerequisite to his support for a transaction. At the meeting, members of management and the representatives of Fried Frank and RBC Capital Markets discussed with the Board of Directors the proposed terms reflected in the most recent term sheet, the status of Media General’s due diligence review of Young and potential next steps in the transaction.

On April 25, 2013, Media General’s Board of Directors held a regularly scheduled meeting. At the meeting, members of management briefly reviewed some of the matters discussed at the informational session the prior day.

Also on April 25, 2013, Mr. Woodward and Mr. Kim met in New York to discuss the term sheet.

Subsequently, on May 1, 2013, Mr. Kim sent a revised term sheet to Mr. Woodward. Among other things, the term sheet provided that the Young equityholders would not provide indemnification to Media General, that the merger agreement would contain a “force the vote” provision preventing Media General or Young from terminating the merger agreement to accept a superior proposal and that Standard General and Mr. Bryan would enter into voting agreements at signing which would require them not to vote in favor of alternative transactions for 12 months following the termination of the merger agreement. The term sheet also provided that the combined company would be required to file a shelf registration statement for the benefit of the Young equityholders following the closing, and that the combined company would conduct a registered underwritten offering of the common stock received by the Young equityholders in the transaction promptly after closing (for Young equityholders interested in selling shares). The term sheet also provided that the Young equityholders would only be restricted from selling shares of common stock in open market transactions for six months following the closing. In addition, only Standard General (and no other Young equityholder) would enter into the proposed standstill agreement, which would prohibit Standard General from acquiring beneficial ownership of greater than 40% of the combined company’s common stock for 12 months.

On May 2, 2013, Debevoise sent to Fried Frank a revised term sheet with terms substantially similar to those described in the immediately prior paragraph. The revised term sheet also specified that the termination fee, payable if the Board of Directors of Media General or Young withdrew its recommendation in favor of the transaction and other customary circumstances in the event of a superior proposal, would be $25 million.

On May 7, 2013, Mr. Woodward sent to Mr. Kim a revised term sheet. Among other things, the revised term sheet provided that Standard General (and no other Young equityholder) would enter into a standstill agreement, which would prohibit Standard General from acquiring greater than 40% of the combined company’s common stock for as long as Standard General is a Stockholder of the combined company. The revised term sheet also provided that the Young equityholders would be prohibited from transferring shares of the combined company’s common stock to a transferee that would beneficially own more than 15% of the combined company’s common stock after such transfer. The revised term sheet removed the “force the vote” requirement and $25 million termination fee previously proposed by Young. In addition, the term sheet provided that Mr. Bryan’s voting agreement would terminate simultaneously with the merger agreement, and not 12 months following the termination of the merger agreement. The term sheet also provided that Young’s equityholders would agree to execute consents sufficient to approve the transaction immediately after the execution of the merger agreement, thereby eliminating the possibility that Young could terminate the merger agreement to enter into an alternative transaction.

Over the course of May 1 to May 23, 2013, Mr. Woodward and Mr. Kim met several times by telephone to discuss various matters regarding the transaction, including the possibility of Media General and Young entering into a mutual exclusivity agreement with respect to their negotiation of a potential transaction.

On May 8 and May 9, 2013, members of the Board of Directors of Media General met for informational sessions regarding the transaction. Members of Media General’s management and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. At these meetings, RBC Capital Markets discussed with the Directors the current status of the television broadcast industry, potential strategic alternatives to the transaction with Young (including a sale of Media General for cash and the refinancing of Media General’s outstanding debt on a standalone basis), preliminary financial information relating to the transaction with Young and certain benefits expected by Media General’s management to be realized by Media General from such transaction. Management provided the Directors with an update on the discussions with Young and their due diligence of Young.

Also on May 8, 2013, the independent members of Media General’s Board of Directors held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. At the meeting, the independent Directors discussed with Gibson Dunn the proposed mutual exclusivity agreement with Young, along with other means by which Media General could consider alternative transactions and related matters, including the termination fee.

On May 8, 2013, Debevoise sent to Fried Frank a revised draft of the term sheet. Among other things, the term sheet included a termination fee payable to Young of $25 million in the event of a termination under certain circumstances.

On May 9, 2013, the Compensation Committee of Media General’s Board of Directors met to discuss the potential terms of employment agreements for members of Media General’s management, as well as Ms. McDermott and Robert Peterson, Vice President – Station Operations of Young, and decided to engage a compensation consultant to advise the Compensation Committee with respect to such agreements.

On May 11, 2013, Fried Frank sent to Debevoise a revised term sheet which, among other things, provided that the parties would agree to the size of the termination fee at a later date.

On May 14 and May 15, 2013, members of the Board of Directors of Media General met for informational sessions regarding the transaction. Members of Media General’s management and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. At the sessions, members of management updated the Directors on the status of the negotiations and the due diligence investigation of Young. Management also discussed the term sheet and the terms of a potential mutual exclusivity agreement with Young.

On May 15, 2013, the independent members (other than Mr. FitzSimons) of Media General’s Board of Directors held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. At the meeting, representatives of Gibson Dunn discussed with the independent Directors the terms reflected in the term sheet and the exclusivity agreement.

Also on May 15, 2013, Debevoise sent to Fried Frank a revised term sheet that, among other things, reflected a termination fee of $12 million.

On May 16, 2013, the Board of Directors of Media General held a Special Meeting. Members of Media General’s management and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. At the meeting, Media General’s management gave a presentation regarding the term sheet and the exclusivity agreement. The Board of Directors voted to authorize Media General’s management to proceed with the preparation of the transaction documents consistent with the term sheet and to enter into the exclusivity agreement with Young.

Also on May 16, 2013, Media General and Young entered into a 30-day mutual exclusivity agreement.

On May 17, 2013, the Compensation Committee of Media General’s Board of Directors met and agreed to retain Pearl Meyer & Partners LLC, which we refer to as “Pearl Meyer,” as its compensation consultant.

On May 18, 2013, Fried Frank sent to Debevoise an initial draft of the merger agreement.

On May 21, 2013, the Compensation Committee of Media General’s Board of Directors met to discuss the potential terms of the employment agreements and received draft term sheets from Media General for each agreement.

On May 23, 2013, the parties held a meeting in New York to conduct management presentations. Members of Media General’s and Young’s respective management teams, and representatives of RBC Capital Markets, Stephens and Young’s financial advisor, Wells Fargo Securities, LLC, were in attendance. At the meeting, Media General’s management gave a presentation regarding Media General’s business and financial condition, and Young’s management gave a presentation regarding Young’s business and financial condition.

On May 28, 2013, members of the Board of Directors of Media General met for an informational meeting to discuss the transaction. Members of Media General’s management and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. At the meeting, a representative of Fried Frank gave a presentation to the Directors regarding the proposed terms of the transaction agreements. Representatives of Fried Frank and Mr. Carington also updated the Directors regarding the results of the legal due diligence investigation of Young. Members of management presented to the Directors the results of Media General’s operational and financial due diligence of Young.

Also on May 28, 2013, the Compensation Committee of Media General’s Board of Directors met to discuss the potential terms of the employment agreements. Representatives from Mercer LLC, Media General’s compensation consultant, which we refer to as “Mercer,” and Pearl Meyer were in attendance. At the meeting, Mercer and Pearl Meyer advised the committee members with respect to the potential terms of the employment agreements.

On May 29, 2013, the independent members of Media General’s Board of Directors held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. At the meeting, representatives of Gibson Dunn provided an update regarding the negotiation of the transaction and representatives of Stephens discussed with the independent Directors a preliminary financial analysis of the transaction.

On May 30, 2013, the Board of Directors of Media General held a Special Meeting. Members of Media General and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. A representative of Fried Frank provided the Board of Directors with an update on the terms of the transaction. Media General’s management gave a presentation to the Directors regarding its due diligence review of Young.

Also on May 30, 2013, the Compensation Committee of Media General’s Board of Directors met to review changes to the potential terms of the employment agreements in response to comments from Young. Representatives from Mercer and Pearl Meyer also were in attendance.

On May 31, 2013, Mr. Woodward and Mr. Kim agreed upon the final allocation of the equity of the combined company between the equityholders of Young and the Stockholders of Media General.

Also on May 31, 2013, the Compensation Committee of Media General’s Board of Directors held a meeting. Representatives from Mercer and Pearl Meyer were in attendance. Mercer and Pearl Meyer recommended the terms of the employment agreements to the committee members. The committee members determined to recommend the terms of the employment agreements to Media General’s full Board of Directors.

Throughout May and early June 2013, Media General and Young, including their respective legal and financial advisors, held several meetings, including by telephone, to discuss open items. In addition, Fried Frank and Debevoise negotiated the merger agreement and the other transaction documents.

On June 4, 2013, the independent members of Media General’s Board of Directors held a meeting. Representatives of Gibson Dunn and Stephens were in attendance. Representatives of Gibson Dunn updated the independent Directors regarding Media General’s negotiations with Young. Mr. Wortham updated the independent Directors on the Compensation Committee’s review of the employment agreements for members of Media General’s management, as well as for Ms. McDermott and Mr. Peterson, and indicated that the committee had agreed upon the terms of the employment agreements, and that such terms were also acceptable to Young. Representatives of Stephens presented to the independent Directors a written report regarding its financial analysis of the proposed transaction and discussed with the independent Directors various aspects of its financial analysis. The independent Directors also discussed their evaluation of the transaction with counsel, and determined that it was their belief that the transaction was advisable, fair to and in the best interests of Media General’s Stockholders.

On June 5, 2013, the Board of Directors of Media General held a Special Meeting. Members of Media General’s management and representatives of Fried Frank, RBC Capital Markets, Gibson Dunn and Stephens were in attendance. At the meeting, Media General’s management and representatives of Fried Frank updated the Directors regarding the final terms of the transaction. In addition, RBC Capital Markets reviewed with the Directors its financial analysis of the implied Media General exchange ratio of one share of the combined company’s Voting Common Stock or Non-Voting Common Stock, as the case may be, for each outstanding share of Media General’s Class A Common Stock in connection with the combination merger, and delivered to Media General’s Board of Directors an oral opinion, confirmed by delivery of a written opinion, dated June 5, 2013, to the effect that, as of that date and based on and subject to the matters described in the opinion, such exchange ratio was fair, from a financial point of view, to holders of Class A Common Stock collectively as a group. In addition, Stephens delivered its oral opinion to the full Board of Directors, confirmed by delivery of a written opinion dated June 5, 2013, that, as of that date, and based upon and subject to the assumptions and qualifications in Stephens' opinion, the exchange ratio of 730.6171 shares of Media General’s common stock per share of Young’s common stock was fair, from a financial point of view, to the holders of Media General’s Class A Common Stock. The Board of Directors then voted unanimously to approve the merger agreement and the other transaction agreements and to recommend that Media General’s Stockholders vote to approve the proposals described in this proxy statement/prospectus. The Board of Directors also voted unanimously to approve the employment agreements.

On June 5, 2013, Media General and Young entered into the merger agreement. On that same day, Media General also entered into employment agreements with members of Media General’s management and Mr. Peterson. Subsequent to the execution of the merger agreement, Young equityholders holding in excess of 66.6% of Young’s fully diluted equity delivered their written consents to the approval of the merger agreement and the transaction.

On June 6, 2013, Media General and Young issued a press release announcing their execution of the merger agreement.

Media General’s Reasons for the Transaction and Recommendation of Media General’s

Board of Directors

In evaluating the transaction, Media General’s Board of Directors consulted with Media General’s management, as well as legal and financial advisors to Media General and legal and financial advisors to the independent Directors of Media General. The Board of Directors of Media General unanimously recommends that (i) holders of Class A Common Stock and Class B Common Stock vote “FOR” the share issuance proposal, (ii) holders of Class A Common Stock and Class B Common Stock vote “FOR” the amendment proposal, (iii) holders of Class B Common Stock vote “FOR” the reclassification proposal, (iv) holders of Class B Common Stock vote “FOR” the say on compensation proposal, and (v) holders of Class B Common Stock vote “FOR” any adjournment proposal.

Media General’s Board of Directors considered various factors, discussed in more detail below, in making its determination and recommendation.

●

Broader Scale. The combined company will be one of the largest broadcast television groups in the U.S., owning or operating 31 network-affiliated television stations across 28 markets reaching 14% of U.S. TV households. The combined company’s increased size is expected to enhance its ability to capture the general operating synergies of a larger company, participate in retransmission revenue growth, increase its share of national and digital advertising and obtain more favorable syndicated programming arrangements.

●

Diversification. The combined company will be more geographically diverse, will have a broader variety of network affiliates and will have a presence in more markets that generate strong political revenues than Media General on a stand-alone basis. The combined company will also have a broader advertiser base and revenue stream, all of which is expected to reduce dependence on any single region.

●

Elimination of Existing Dual-Class Structure. As part of the transaction, Media General’s existing dual-class voting structure will be eliminated by means of a reclassification of the outstanding shares of Class A Common Stock and Class B Common Stock into shares of a newly-created class of Voting Common Stock of the combined company. As a result of the elimination of the existing dual-class voting structure, the holders of the combined company’s voting stock will have the ability to vote with respect to the election of all of the candidates standing for election as members of the Board of Directors at each Annual Meeting of the Stockholders of the combined company and with respect to all other matters presented for a vote of Stockholders. Currently, the holders of Media General’s Class A Common Stock are entitled to vote with respect to the election of 30% (or the nearest whole number, if such percentage is not a whole number) of the candidates standing for election as members of the Board of Directors at each Annual Meeting of the Stockholders of Media General and with respect to only a limited number of other matters.

●

Expected Synergies. Media General management expects that the combined company will be able to realize estimated operating and financing synergies of approximately $30 million per year, including due to reduced corporate overhead and other expenses.

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Enhanced Credit Profile. The combined company will have a stronger balance sheet than Media General on a stand-alone basis and will be positioned to refinance Media General’s and Young’s existing debt at a lower cost of capital.

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Greater Ability to Pursue Strategic Acquisitions. The combined company will have an enhanced financial ability to pursue and finance additional strategic acquisitions, and thereby have a greater ability to participate in ongoing industry consolidation, than Media General would have had on a stand-alone basis.

●

Shared Values. Media General and Young share common values for providing excellent local television content, news and information, operating top-ranked community-oriented TV stations, and are both committed to expanding digital and mobile content delivery.

Media General’s Board of Directors considered the following additional factors as generally supporting its determination and recommendation:

●

its belief that the transaction is more favorable to Media General’s Stockholders than the potential value that might result from Media General continuing as a stand-alone publicly held company or from other potential alternative transactions;

●	the scope and results of Media General’s due diligence investigation of Young, which included review of historical financial results and projections, existing agreements and legal and other matters;

●	the unanimous recommendation of the transaction by the independent Directors of Media General, who were advised by their own financial and legal advisors;

●

the strong support of the transaction by J. Stewart Bryan III, chairman of Media General and the sole trustee of the Media Trust, the holder of approximately 85% of the outstanding shares of Class B Common Stock of Media General. As the holder of approximately 85% of the outstanding shares of Class B Common Stock of Media General, the Media Trust currently has the ability to elect approximately 70% of the candidates standing for election to the Board of Directors of Media General at any Annual Meeting of Stockholders. Mr. Bryan and the Media Trust will not receive any premium for their shares in connection with the relinquishment of their enhanced voting rights;

●	the recommendation of the transaction by the management of Media General;

●

the fact that following the closing of the transaction until the 2014 Annual Meeting of Stockholders, the Board of Directors of the combined company is expected to include all of the current members of the Board of Directors of Media General, and that following the 2014 Annual Meeting of the combined company’s Stockholders, the Board of Directors of the combined company will include five of the current Media General Directors, thereby allowing the combined company to benefit from the experience of Media General’s current Directors;

●

that the management team of Media General is expected to continue as the management team of the combined company (joined by key executives from Young), thereby allowing the combined company to benefit from a team of highly experienced and motivated executives;

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the financial presentation and opinion, dated June 5, 2013, of RBC Capital Markets to Media General’s Board of Directors as to the fairness, from a financial point of view and as of such date, of the implied Media General exchange ratio of one share of Voting Common Stock or Non-Voting Common Stock, as the case may be, for each outstanding share of Media General Class A Common Stock in connection with the combination merger, which opinion was based on and subject to the procedures followed, assumptions made, factors considered and limitations and qualifications on the review undertaken as more fully described below in “The Transaction – Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor;”

●

the financial presentation and opinion, dated June 5, 2013, of Stephens to Media General’s Board of Directors, to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken as set forth in the opinion, the exchange ratio of 730.6171 shares of Media General’s common stock per share of Young’s common stock was fair, from a financial point of view, to holders of Media General’s Class A Common Stock, as more fully described below in “The Transaction – Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors;”

●

the expectation that the reclassification merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and, accordingly, that Media General Stockholders generally will not recognize gain or loss upon exchanging Media General Class A Common Stock or Media General Class B Common Stock for Media General common stock in the reclassification merger;

●

the fact that the lenders under Media General’s and Young’s credit agreements have agreed to modifications to those agreements that would allow those agreements to remain in place after closing, avoiding the need for the transaction to be subject to a financing contingency;

●

the Media General Board of Directors’ view as to the timing and likelihood of the consummation of the transaction, in light of the required regulatory approvals and the conditions to closing contained in the merger agreement; and

●	certain terms of the transaction agreements, including:

o

the right of Media General to negotiate with a third party who submits an unsolicited alternative acquisition proposal that Media General’s Board of Directors determines would reasonably be expected to lead to a superior offer for Media General;

o	the right of Media General to terminate the merger agreement to enter into a transaction representing a superior offer;

o

the fixed $12 million termination fee payable by Media General to Young if Media General terminates the merger agreement for an alternative transaction representing a superior offer, which amount Media General’s Board of Directors believes will not be a significant barrier to entering into such a transaction;

o	the ability of Media General’s Board of Directors, under certain circumstances, to withdraw its recommendation in favor of the transaction;

o	the commitment of Young’s equityholders to approve the transaction immediately after the execution of the merger agreement;

o	Young’s inability to discuss or negotiate an alternative acquisition proposal or to terminate the merger agreement to enter into a competing transaction;

o	the obligation of each of Media General and Young to use its reasonable best efforts to consummate the transaction;

o

the standstill and lock-up agreement, which will preclude Standard General and certain related persons from (i) acquiring more than 40% of the outstanding shares of the combined company’s common stock, and (ii) transferring the combined company’s common stock to a single transferee who after giving effect to the transfer would own more than 15% of the combined company’s common stock (with certain exceptions); and

o

the registration rights agreement, which will prohibit the Young equityholders party thereto from selling shares of the combined company for six months after the closing of the transaction (except pursuant to an underwritten offering).

Media General’s Board of Directors weighed the foregoing advantages and benefits against the following potentially negative factors:

●

the challenges inherent in the combination of two businesses, including the risk that integration of the two companies may take more time and be more costly than anticipated, and the possible diversion of management attention for an extended period of time to effect the integration;

●	the risk that the combined company will not be able to realize the expected operating and financing synergies or the other anticipated benefits of the combination;

●	the risk that Media General and Young might not meet their respective financial projections;

●	the risk that the combined company may be unable to complete the contemplated refinancing on terms as favorable as anticipated, or at all;

●	that Media General’s current Stockholders will own only approximately 32.5% of the fully diluted shares combined company;

●

the risk that the conditions to closing will not be satisfied, including as result of (i) Media General’s Stockholders failing to grant the requisite approvals to consummate the transactions or (ii) the required regulatory approvals for the transaction failing to be obtained;

●

that the number of shares of Media General’s common stock to be received by the Young equityholders is based on a fixed exchange ratio which will not fluctuate as a result of changes in the price of Media General’s Class A Common Stock prior to the transaction, which means that the value of the shares to be received by Young’s equityholders could increase prior to the closing of the transaction if the trading price of Media General’s Class A Common Stock increases without Media General’s Stockholders receiving any additional benefit due to such increase;

●

that for U.S. federal income tax purposes the transaction will result in an ownership change of Media General, and is expected to result in an ownership change of Young, and, as a result, the combined company’s ability to use the net operating loss carryforwards of Media General and Young to offset future taxable income will be subject to limitation;

●	certain terms of the transaction agreements, including:

o	the restriction on Media General’s ability to solicit alternative transaction proposals;

o	the termination fee of $12 million that Media General would be required to pay if the merger agreement is terminated under certain circumstances;

o	the restrictions on Media General’s operations until the consummation of the transaction (or the termination of the merger agreement);

o	the requirement that Media General and Young obtain the consent of the FCC to complete the transaction;

o	that Media General will have no recourse for post-closing indemnification in the event of inaccuracies in the representations and warranties of Young contained in the merger agreement; and

o

that Media General will be required to conduct a registered offering of the shares of the combined company’s common stock issued to the Young equityholders upon the demand of such equityholders under the terms of the registration rights agreement and to allow such equityholders to participate in registered offerings of shares of the combined company’s common stock initiated by Media General;

●	the potential downward pressure on the share price of the combined company that may result if the Young equityholders seek to sell their combined company shares after closing; and

●	the risks described under “Risk Factors,” beginning on page 26.

Media General’s Board of Directors believed that, overall, the potential benefits of the proposed transaction to Media General and its Stockholders outweighed the risks, many of which are mentioned above. Media General’s Board of Directors realized, however, that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of the reasoning of Media General’s Board of Directors and all other information in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 40.

This discussion of the factors considered by the Media General Board of Directors in approving the merger agreement and the transaction and recommending that Stockholders approve the proposals described in this proxy statement/prospectus includes the material factors considered by the Media General Board of Directors, but it is not intended to be exhaustive and does not include all of the factors considered. In view of the variety of factors described above and the quality and amount of information considered, Media General’s Board of Directors did not find it practicable to quantify or otherwise assign relative weight to, and did not make any specific assessments of, the specific factors considered in reaching its determination. Individual members of Media General’s Board of Directors may have given different weights to different factors.

Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor

Media General has retained RBC Capital Markets to act as Media General’s financial advisor in connection with the combination merger. As part of this engagement, Media General’s Board of Directors requested that RBC Capital Markets evaluate the fairness, from a financial point of view, of the implied Media General exchange ratio of one share of the combined company’s Voting Common Stock or Non-Voting Common Stock, as the case may be, for each outstanding share of Media General’s Class A Common Stock in connection with the combination merger. At a June 5, 2013 meeting of Media General’s Board of Directors held to evaluate the combination merger, RBC Capital Markets rendered to Media General’s Board of Directors an oral opinion, confirmed by delivery of a written opinion dated June 5, 2013, to the effect that, as of that date and based on and subject to the matters described in such written opinion, the implied Media General exchange ratio was fair, from a financial point of view, to holders of Class A Common Stock collectively as a group in connection with the combination merger. The full text of RBC Capital Markets’ written opinion, dated June 5, 2013, is attached as Annex F to this proxy statement/prospectus and is incorporated herein by reference. The written opinion sets forth, among other things, the procedures followed, assumptions made, factors considered and qualifications and limitations on the review undertaken by RBC Capital Markets in connection with its opinion. The following summary of RBC Capital Markets’ opinion is qualified in its entirety by reference to the full text of the opinion. RBC Capital Markets delivered its opinion to Media General’s Board of Directors for the benefit and use of Media General’s Board of Directors (in its capacity as such) in connection with and for purposes of its evaluation of the combination merger. RBC Capital Markets’ opinion addressed only the Media General exchange ratio from a financial point of view and did not address any other aspect of the combination merger or any related transactions. RBC Capital Markets did not express any opinion or view as to the underlying business decision of Media General to engage in the combination merger or related transactions or the relative merits of the combination merger or related transactions compared to any alternative business strategy or transaction that might be available to Media General or in which Media General might engage. RBC Capital Markets’ opinion should not be construed as creating any fiduciary duty on the part of RBC Capital Markets to any party and does not constitute a recommendation to any holder of Media General’s securities as to how such holder should vote or act in connection with the combination merger, any related transactions or other matters.

In connection with its opinion, RBC Capital Markets, among other things:

●	reviewed the financial terms of an execution version, dated June 5, 2013, of the merger agreement;

●

reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to RBC Capital Markets from published sources and internal records of Media General;

●	reviewed certain historical operating data with respect to Young made available to RBC Capital Markets from internal records of Young;

●

reviewed financial projections and estimates, including estimates of potential net operating loss carryforwards expected by the managements of Media General and Young to be utilized by Media General and Young, which we collectively refer to as “NOLs,” relating to Media General and Young prepared by the managements of Media General and Young (as adjusted, in the case of financial projections and estimates relating to Young, by the management of Media General);

●

conducted discussions with members of the senior managements of Media General and Young with respect to the business prospects and financial outlooks of Media General and Young as well as the strategic rationale and potential cost savings and other benefits expected by the managements of Media General and Young to be realized in the combination merger, which for purposes of this section “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” we collectively refer to as “synergies;”

●	reviewed the reported prices and trading activity for Media General’s Class A Common Stock;

●	compared certain financial metrics of Media General and Young with those of selected publicly traded companies;

●	compared certain financial terms of the combination merger with those of selected precedent transactions;

●	compared the relative contributions of Media General and Young to certain financial metrics of the pro forma combined company;

●

reviewed the potential pro forma financial impact of the combination merger on the future financial performance of the combined company relative to Media General on a stand-alone basis after taking into account potential NOLs and synergies; and

●	considered other information and performed other studies and analyses as RBC Capital Markets deemed appropriate.

In arriving at its opinion, RBC Capital Markets employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion reached by RBC Capital Markets. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion reached by RBC Capital Markets was based on all analyses and factors presented, taken as a whole, and also on application of RBC Capital Markets’ experience and judgment. Such conclusion may have involved significant elements of subjective judgment and qualitative analysis. RBC Capital Markets therefore gave no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering its opinion, RBC Capital Markets assumed and relied upon the accuracy and completeness of all information that was reviewed by RBC Capital Markets, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with RBC Capital Markets by or on behalf of Media General or Young (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Young that they were not aware of any relevant information that was omitted or that remained undisclosed to RBC Capital Markets. RBC Capital Markets did not assume responsibility for independently verifying, and it did not independently verify such information. RBC Capital Markets assumed that the financial projections relating to Media General and Young (as adjusted, in the case of Young, by the management of Media General) and other estimates and data, including as to potential NOLs and synergies, provided to RBC Capital Markets by Media General and Young were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Young and the other matters covered thereby. RBC Capital Markets expressed no opinion as to the financial projections and estimates, including as to potential NOLs and synergies, utilized in its analyses or the assumptions upon which they were based. RBC Capital Markets relied upon the assessments of the managements of Media General and Young as to (i) the potential impact of market trends and prospects relating to the telecommunications and broadcast industry, including regulatory matters with respect thereto, on Media General and Young, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers and employees of Media General and Young, and (iii) the ability to integrate the businesses of Media General and Young. RBC Capital Markets assumed, with the consent of Media General, that there would be no developments with respect to any of the foregoing that would be meaningful in any respect to its analyses or opinion.

In rendering its opinion, RBC Capital Markets did not assume any responsibility to perform, and did not perform, an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Media General, Young or any other entity, and RBC Capital Markets was not furnished with any such valuations or appraisals. RBC Capital Markets did not assume any obligation to conduct, and did not conduct, any physical inspection of the property or facilities of Media General, Young or any other entity. RBC Capital Markets assumed that the combination merger and related transactions (including the reclassification merger) would be consummated in accordance with the terms of the merger agreement and all applicable laws and other relevant documents or requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the combination merger and related transactions, no delay, limitation, restriction or condition would be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Young, the combination merger or related transactions (including the contemplated benefits thereof). RBC Capital Markets further assumed that the combination merger and the reclassification merger would qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, RBC Capital Markets assumed that the executed version of the merger agreement would not differ, in any respect meaningful to its analyses or opinion, from the execution version of the merger agreement.

RBC Capital Markets’ opinion spoke only as of the date of its opinion, was based on conditions as they existed and information which RBC Capital Markets was supplied as of the date of its opinion, and was without regard to any market, economic, financial, legal or other circumstances or events of any kind or nature which may exist or occur after such date. RBC Capital Markets did not undertake to reaffirm or revise its opinion or otherwise comment upon events occurring after the date of its opinion and did not have an obligation to update, revise or reaffirm its opinion. RBC Capital Markets’ opinion related to the relative values of Media General and Young. RBC Capital Markets did not express any opinion as to what the value of the combined company’s Voting Common Stock and Non-Voting Common Stock actually would be when issued in connection with the combination merger or the price or range of prices at which any securities of Media General or the combined company (whether prior to or following the combination merger and related transactions) would trade at any time.

RBC Capital Markets’ opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the Media General exchange ratio to holders of Class A Common Stock collectively as a group without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders or the securities of Media General held by such holders and its analyses and opinion did not address, take into consideration or give effect to, any rights, preferences, restrictions or limitations that may be attributable to such securities. RBC Capital Markets’ opinion did not in any way address any other terms, conditions, implications or other aspects of the combination merger or any of the related transactions or the merger agreement or any related documents, including, without limitation, the reclassification merger, the conversion merger or the financial or other terms of any voting, registration rights or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the combination merger, any related transactions or otherwise. RBC Capital Markets did not evaluate the solvency or fair value of Media General, Young or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. RBC Capital Markets did not express any opinion as to any legal, regulatory, tax or accounting matters, as to which RBC Capital Markets understood that Media General obtained such advice as it deemed necessary from qualified professionals. Further, in rendering its opinion, RBC Capital Markets did not express any view on, and its opinion did not address, the fairness of the amount or nature of the compensation (if any) to any officers, Directors or employees of any party, or class of such persons, relative to the Media General exchange ratio or otherwise.

The issuance of RBC Capital Markets’ opinion was approved by RBC Capital Markets’ fairness opinion committee. Except as described in this summary, Media General imposed no other instructions or limitations on the investigations made or procedures followed by RBC Capital Markets in rendering its opinion.

In preparing its opinion to Media General’s Board of Directors, RBC Capital Markets performed various financial and comparative analyses, including those described below. The summary below of RBC Capital Markets’ material financial analyses provided to Media General’s Board of Directors in connection with RBC Capital Markets’ opinion is not a comprehensive description of all analyses undertaken or factors considered by RBC Capital Markets in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

In performing its analyses, RBC Capital Markets considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Media General and Young. The estimates of the future performance of Media General and Young in or underlying RBC Capital Markets’ analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by RBC Capital Markets’ analyses. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or acquired or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described below are inherently subject to substantial uncertainty and should not be taken as RBC Capital Markets’ view of the actual value of Media General or Young.

The Media General exchange ratio provided for in the combination merger was determined through negotiations between Media General and Young and was approved by Media General’s Board of Directors. The decision to enter into the Merger Agreement was solely that of Media General’s Board of Directors. RBC Capital Markets’ opinion and analyses were only one of many factors considered by Media General’s Board of Directors in its evaluation of the combination merger and should not be viewed as determinative of the views of Media General’s Board of Directors, management or any other party with respect to the combination merger or the Media General exchange ratio.

The following is a brief summary of the material financial analyses provided by RBC Capital Markets to Media General’s Board of Directors in connection with RBC Capital Markets’ opinion, dated June 5, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by RBC Capital Markets, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of RBC Capital Markets’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of RBC Capital Markets’ financial analyses.

Introduction. In its analysis of the Media General exchange ratio from a financial point of view, RBC Capital Markets performed various financial analyses, as more fully described below, from which RBC Capital Markets calculated implied exchange ratio reference ranges by (i) comparing the low-end of the implied per share equity value reference ranges for Media General to the high-end of the implied aggregate equity value reference ranges for Young in order to derive the low-end of the implied exchange ratio reference ranges and (ii) comparing the high-end of the implied per share equity value reference ranges for Media General to the low-end of the implied aggregate equity value reference ranges for Young in order to derive the high-end of the implied exchange ratio reference ranges. RBC Capital Markets then compared these implied exchange ratio reference ranges to the Media General exchange ratio provided for in the combination merger.

Media General Selected Public Companies Analysis Relative to Young Selected Public Companies Analysis. RBC Capital Markets performed a selected public companies analysis of Media General and Young in which RBC Capital Markets reviewed certain financial information of Young and certain financial and stock market information of Media General and the following five selected publicly traded pure-play television broadcast companies, which we refer to as the “selected companies:”

●	Sinclair Broadcast Group, Inc.
●	Belo Corporation
●	LIN TV Corp.
●	Nexstar Broadcasting Group, Inc.
●	Gray Television, Inc.

Financial data for the selected companies was based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Media General was based on public filings, internal financial forecasts and other estimates of the management of Media General as adjusted for non-recurring items, and financial data for Young was based on internal financial forecasts and other estimates of the management of Young as adjusted for non-recurring items and for pro forma adjustments for recent acquisitions and as further adjusted downward by the management of Media General. RBC Capital Markets reviewed, among other things, enterprise values of the selected companies, calculated as equity values based on closing stock prices on June 4, 2013 plus debt, less cash and cash equivalents, as a multiple of the average of calendar year 2012 actual and calendar year 2013 estimated earnings before interest, taxes, depreciation and amortization, which, for purposes of RBC Capital Markets’ analyses, we refer to as “EBITDA.” RBC Capital Markets also reviewed enterprise values, taking into account after-tax underfunded pension liabilities as debt, of the selected companies as a multiple of EBITDA plus pension expenses (excluding service costs) which we refer to as “EBITDAP.” RBC Capital Markets also reviewed EBITDA of the selected companies, less expenditures, working capital, cash interest expense, pension contributions and cash taxes, which, for purposes of RBC Capital Markets’ analyses, we refer to as “free cash flow” (or “FCF”) as a percentage of equity values (or “FCF yield”). The overall observed low to high average calendar year 2012 actual and calendar year 2013 estimated EBITDA and EBITDAP multiples for the selected companies were 7.0x to 8.6x (with a mean of 8.1x) and 7.1x to 8.6x (with a mean of 8.1x), respectively, and the overall observed low to high average calendar year 2012 actual and calendar year 2013 estimated FCF yield for the selected companies was 10.1% to 20.7% (with a mean of 15.0%).

In deriving an implied per share equity value reference range for Media General, RBC Capital Markets applied selected ranges of average calendar year 2012 actual and calendar year 2013 estimated EBITDA and EBITDAP multiples and FCF yields derived from the selected companies of 7.5x to 8.5x, 7.5x to 8.5x and 10.0% to 20.0%, respectively, to corresponding data of Media General. This analysis indicated approximate implied equity value reference ranges for Media General based on average calendar year 2012 actual and calendar year 2013 estimated EBITDA and EBITDAP multiples and FCF yields of $4.96 to $8.30 per share, $0.72 to $4.23 per share and $3.62 to $7.25 per share, respectively.

In deriving an implied aggregate equity value reference range for Young from the selected public companies analysis described above, RBC Capital Markets applied selected ranges of average calendar year 2012 actual and calendar year 2013 estimated EBITDA and EBITDAP multiples and FCF yields derived from the selected companies of 7.5x to 8.5x, 7.5x to 8.5x and 10.0% to 20.0%, respectively, to corresponding data of Young. This analysis indicated approximate implied aggregate equity value reference ranges for Young based on average calendar year 2012 actual and calendar year 2013 estimated EBITDA and EBITDAP multiples and FCF yields of $456 to $538 million, $452 to $534 million and $297 to $594 million, respectively.

Based on the approximate implied per share equity value reference ranges derived for Media General and approximate implied aggregate equity value reference ranges derived for Young described above, RBC Capital Markets calculated the following implied exchange ratio reference ranges, as compared to the Media General exchange ratio:

Implied Exchange Ratio Reference Ranges Based On:			Media General
EBITDA	EBITDAP	FCF Yield	Exchange Ratio
0.65x – 1.06x	0.12x – 0.66x	0.46x – 1.28x	1.00x

No company used in these analyses is identical to Media General or Young. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Media General and Young were compared.

Media General Selected Precedent Transactions Analysis Relative to Young Selected Public Companies Analysis. RBC Capital Markets performed a selected precedent transaction analysis of Media General in which RBC Capital Markets reviewed, to the extent publicly available, certain financial information relating to the following 11 selected transactions announced from September 8, 2011 through April 24, 2013 involving companies in the television broadcast industry, which, for purposes of RBC Capital Markets’ analyses, we refer to as the “selected transactions:”

Announcement Date	Acquiror	Target
April 24, 2013	● Nexstar Broadcasting Group, Inc.	● Communications Corporation of America
April 11, 2013	● Sinclair Broadcast Group Inc.	● Fisher Communications, Inc.
February 28, 2013	● Sinclair Broadcast Group Inc.	● Barrington Broadcasting Group, LLC
February 25, 2013	● Sinclair Broadcast Group Inc.	● Cox Media Group, Inc. (sale of certain assets)
September 4, 2012	● Journal Communications, Inc.	● Landmark Media Enterprises, LLC (sale of certain assets)
July 19, 2012	● Sinclair Broadcast Group Inc.	● Newport Television, LLC (sale of certain assets)
July 19, 2012	● Nexstar Broadcasting Group, Inc.	● Newport Television, LLC (sale of certain assets)
May 4, 2012	● LIN TV Corp.	● New Vision Television, LLC
November 1, 2011	● Sinclair Broadcast Group Inc.	● Freedom Communications, Inc. (broadcast assets)
October 3, 2011	● The E.W. Scripps Company	● McGraw-Hill Broadcasting Company, Inc.
September 8, 2011	● Sinclair Broadcast Group Inc.	● Four Points Media Group LLC

Financial data for the selected transactions was based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data for Media General was based on public filings and internal financial forecasts and other estimates of the management of Media General as adjusted for non-recurring items. RBC Capital Markets reviewed transaction values, based on reported purchase prices or calculated as equity values of the target companies based on the purchase prices paid in the selected transactions plus debt, less cash and cash equivalents, as a multiple of the average of such target companies’ prior two calendar years or, to the extent publicly available, the average of such target companies’ current and most recent prior calendar years, EBITDA as of announcement of such transaction. The overall low to high EBITDA multiples observed for the selected transactions were 7.8x to 10.2x (with a mean of 9.2x and a median of 9.7x), excluding the multiple of 12.4x observed for the Sinclair Broadcast Group Inc./Fisher Communications, Inc. transaction, which was considered an outlier. RBC Capital Markets then applied a selected range of EBITDA multiples derived from the selected transactions of 8.5x to 10.0x to the average of Media General’s calendar year 2012 actual and calendar year 2013 estimated EDITDA and EBITDAP. This analysis indicated approximate implied equity value reference ranges for Media General of $8.30 to $13.33 per share and $4.23 to $9.50 per share, respectively.

Based on the approximate implied per share equity value reference ranges derived for Media General described above and approximate implied aggregate equity value reference ranges derived for Young from the “Media General Selected Public Companies Analysis Relative to Young Selected Public Companies Analysis” described above, RBC Capital Markets calculated the following implied exchange ratio reference ranges, as compared to the Media General exchange ratio:

Implied Exchange Ratio Reference Ranges Based On:		Media General
EBITDA	EBITDAP	Exchange Ratio
0.95x – 1.41x	0.57x – 1.16x	1.00x

No company or transaction used in these analyses is identical to Media General, Young or the combination merger. Accordingly, an evaluation of the results of these analyses is not entirely mathematical. Rather, these analyses involve complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies or transactions to which Media General, Young and the combination merger were compared.

Media General Discounted Cash Flow Analysis Relative to Young Discounted Cash Flow Analysis. RBC Capital Markets performed separate discounted cash flow analyses of Media General and Young by calculating the estimated present value of the stand-alone unlevered, after-tax free cash flows that Media General and Young each were forecasted to generate during the second quarter of the calendar year ending December 31, 2013 through the full calendar year ending December 31, 2017 based on internal financial forecasts and other estimates of the managements of Media General and Young (as adjusted, in the case of internal financial forecasts and other estimates of Young, by the management of Media General). RBC Capital Markets calculated terminal values for Media General and Young by applying to Media General’s and Young’s respective terminal year estimated unlevered, after-tax free cash flows (based on the respective average estimated unlevered, after-tax free cash flows of Media General and Young for calendar years 2016 and 2017) a range of perpetuity growth rates of 1.50% to 2.50%. The unlevered, after-tax free cash flows and terminal values were then discounted to present value (as of March 31, 2013) using discount rates ranging from 10.5% to 11.5%. For purposes of such analysis, the amount of Media General’s and Young’s after-tax unfunded pension obligations as of December 31, 2012 and the estimated present value of NOLs that Media General’s and Young’s managements anticipated could be utilized to reduce future federal income taxes payable by Media General and Young were taken into account. This analysis indicated an approximate implied equity value reference range for Media General of $6.17 to $11.59 per share and an approximate implied aggregate equity value for Young of $535 to $667 million.

Based on the approximate implied per share equity value reference range derived for Media General and approximate implied aggregate equity value reference range of Young described above, RBC Capital Markets calculated the following implied exchange ratio reference range, as compared to the Media General exchange ratio:

Implied Exchange Ratio	Media General
Reference Range	Exchange Ratio
0.65x – 1.19x	1.00x

Relative Contribution Analysis. RBC Capital Markets reviewed the relative financial contributions of Media General and Young to the combined company without giving effect to potential synergies anticipated by the management of Media General to result from the combination merger, based on the average of Media General’s and Young’s respective calendar years 2011 and 2012 actual, calendar year 2012 actual and calendar year 2013 estimated, and calendar years 2013 and 2014 estimated (i) EBITDA, (ii) EBITDAP, (iii) FCF and (iv) broadcast cash flow plus pension expense. Financial data for Media General was based on public filings and internal financial forecasts and other estimates of the management of Media General, and financial data for Young was based on internal financial forecasts and other estimates of the management of Young as adjusted for non-recurring items and for pro forma adjustments for recent acquisitions and as further adjusted downward by the management of Media General. RBC Capital Markets calculated overall aggregate equity ownership percentages of Media General and Young in the combined company based on these relative contributions and the respective debt, cash and cash equivalents and after-tax underfunded pension obligations of Media General and Young, as applicable, which indicated an approximate implied overall contribution percentage reference range for Media General of 14.7% to 29.4% as compared to the aggregate pro forma equity ownership percentage of Media General’s Stockholders in the combined company, based on the Media General exchange ratio, of approximately 32.4% immediately upon consummation of the combination merger. Based on Media General’s and Young’s relative contributions to the combined company of the financial metrics described above, RBC Capital Markets calculated the following implied exchange ratio reference range, as compared to the Media General exchange ratio:

Implied Exchange Ratio	Media General
Reference Range	Exchange Ratio
0.45x – 0.91x	1.00x

Other Factors. RBC Capital Markets observed certain additional factors that were not considered part of RBC Capital Markets’ financial analyses with respect to its opinion but were referenced for informational purposes, including, among other things, the following:

●

historical trading performance of Media General’s Class A Common Stock during the 52-week period ended June 4, 2013, which reflected low to high closing prices for Media General’s Class A Common Stock during such period of $3.49 to $9.98 per share; and

●

potential pro forma financial effects of the combination merger, after giving effect to potential synergies and potential refinancing of certain outstanding indebtedness of Media General, on, among other things, Media General’s calendar year 2012 actual and calendar years 2013, 2014 and 2015 estimated FCF per share based on internal financial forecasts and other estimates of the management of Media General and internal financial forecasts and other estimates of the management of Young as adjusted for non-recurring items and pro forma for recent acquisitions and as further adjusted by the management of Media General, which indicated that the combination merger could be accretive to Media General’s average calendar year 2012 actual and calendar year 2013 estimated FCF per share, average calendar years 2013 and 2014 estimated FCF per share, and average calendar years 2014 and 2015 estimated FCF per share, by approximately $0.48, $0.49 and $0.72, respectively. The actual results achieved by the combined company may vary from forecasted results and the variations may be material.

Miscellaneous

In connection with RBC Capital Markets’ services as Media General’s financial advisor, Media General has agreed to pay RBC Capital Markets an aggregate fee of $8.0 million, a portion of which was payable upon delivery of the opinion and $7.0 million of which is contingent upon consummation of the combination merger. Media General also has agreed to reimburse RBC Capital Markets for its expenses, including fees and expenses of RBC Capital Markets’ legal counsel, incurred in connection with RBC Capital Markets’ engagement and to indemnify RBC Capital Markets and related persons against liabilities, including liabilities under the federal securities laws, arising out of RBC Capital Markets’ engagement.

RBC Capital Markets and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking and financial advisory services to Media General and Young, for which RBC Capital Markets and such affiliates have received and may receive customary compensation, including acting as joint lead arranger for, and as a lender under, an existing senior credit facility of Young. RBC Capital Markets and certain of its affiliates also expect to act as a joint book-running manager and joint lead arranger for the contemplated refinancing in connection with the combination merger and related transactions of the outstanding credit facilities of Media General and Young, for which services RBC Capital Markets and such affiliates will receive customary compensation. From January 1, 2011 through May 31, 2013, RBC Capital Markets and its affiliates received aggregate fees of less than $500,000 from Young for investment banking and commercial banking services unrelated to the merger.

RBC Capital Markets, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of business, RBC Capital Markets or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of Media General and/or any other company that may be involved in the combination merger and related transactions and receive customary compensation in connection therewith, and may also actively trade securities of Media General, any other company that may be involved in the combination merger and related transactions or their respective affiliates for RBC Capital Markets’ or its affiliates’ account and the accounts of RBC Capital Markets or its affiliates’ customers and, accordingly RBC Capital Markets and its affiliates may hold a long or short position in such securities.

RBC Capital Markets is an internationally recognized investment banking firm which is regularly engaged in providing financial advisory services in connection with mergers and acquisitions. Media General selected RBC Capital Markets to act as its financial advisor in connection with the combination merger on the basis of RBC Capital Markets’ experience in similar transactions and its reputation in the investment community.

Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors

Stephens acted as a financial advisor to the independent members of Media General’s Board of Directors in connection with the transaction. At the June 5, 2013 meeting of Media General’s Board of Directors, Stephens delivered to Media General’s full Board of Directors its opinion to the effect that, as of such date and based upon and subject to the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken as set forth in the opinion, the exchange ratio of 730.6171 shares of Medial General’s common stock per share of Young’s common stock was fair, from a financial point of view, to the holders of Media General’s Class A Common Stock.

The full text of Stephens’ opinion, dated June 5, 2013, which sets forth the assumptions made, matters considered and limitations, qualifications and conditions of the review undertaken by Stephens in rendering its opinion, is attached as Annex G to this proxy statement/prospectus. Stephens provided its opinion for the information and assistance of Media General’s Board of Directors in connection with its consideration of the transaction. The Stephens opinion did not address any other aspect of the transaction and Stephens expressed no opinion as to the merits of the underlying decision by Media General to engage in the transaction or the relative merits of the transaction as compared to any alternatives potentially available to Media General or the relative effects of any alternative transaction in which Media General might engage. Stephens expressed no opinion or recommendation as to how any holder of Media General’s Class A Common Stock should vote with respect to matters pertaining to the transaction. All summaries of the opinion of Stephens set forth in this proxy statement/prospectus are qualified in their entirety by reference to the full text of such opinion.

In connection with Stephens’ role as financial advisor to Media General’s independent Directors, and in arriving at its opinion, Stephens:

●

Discussed with management of Media General and Young the operations of, and future business prospects for, Media General and Young, respectively, and the anticipated financial consequences of the transaction to Media General and Young, respectively;

●	Reviewed certain publicly available financial statements and reports regarding Media General;
●

Reviewed certain internal financial statements and other financial and operating data (including financial projections) prepared by management of Media General and Young concerning Media General and Young, respectively;

●	Compared the financial performance of Media General and Young with that of certain other publicly-traded companies that Stephens deemed relevant to its analysis of the transaction;
●	Reviewed the financial terms, to the extent publicly available, of certain other merger or acquisition transactions that Stephens deemed relevant to its analysis of the transaction;
●	Reviewed drafts of the merger agreement that were provided to Stephens;
●

Assisted in the deliberations of the independent Directors of Media General regarding the material terms of the transaction and made a presentation to Media General’s Board of Directors regarding the basis for its opinion; and

●	Performed such other reviews and analyses and provided such other services as Stephens deemed appropriate.

Stephens relied on the accuracy and completeness of the information and financial data provided to it by Media General and Young and of the other information reviewed by Stephens in connection with the preparation of its opinion. Stephens’ opinion was based upon such information. Stephens did not assume any responsibility for independent verification of the accuracy and completeness of any such information or financial data. The management of Media General assured Stephens that they were not aware of any relevant material information that was omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking any independent evaluation or appraisal of any of the assets or liabilities of Media General or Young, nor did Stephens evaluate the solvency or fair value of Media General or Young under any laws relating to bankruptcy, insolvency or similar matters. Nor was Stephens furnished with any such evaluation or appraisals. Stephens did not assume any obligation to conduct any physical inspection of the properties or facilities of Media General or Young. With respect to the forecasts prepared by the management of Media General and Young (in the case of the Young projections, as adjusted downward by Media General management), Stephens assumed that they had been reasonably prepared and reflect the best currently available estimates and judgments of the respective managements of Media General and Young as to the future financial performance of Media General and Young, respectively, and that the financial results reflected by such projections will be realized as predicted. Stephens also assumed that the representations and warranties in the merger agreement and all related documents are true, correct and complete in all material respects.

For purposes of rendering its opinion, Stephens assumed that the transaction would be consummated in accordance with the terms of the merger agreement, without any material waiver or modification. Stephens also assumed that in the course of obtaining any necessary regulatory or other consents or approvals (contractual or otherwise) for the transaction, no restrictions, including any divestiture requirements or amendments or modifications of the merger agreement, will be imposed that have a material adverse effect on the contemplated benefits of the transaction to the combined company. Stephens is not a legal, regulatory, tax or accounting expert and has relied, without independent verification, on the assessments made by Media General and its other advisors with respect to such matters. Stephens assumed, with the permission of the Media General Board of Directors, that the transaction and related transactions will not result in any materially adverse legal, regulatory, accounting or tax consequences for Media General.

The Stephens opinion was approved by a fairness opinion committee and was for the use and benefit of Media General’s Board of Directors. The Stephens opinion was limited to the fairness, from a financial point of view, of the exchange ratio of 730.6171 shares of Media General common stock per share of Young common stock to the holders of Media General’s Class A Common Stock, was subject to the assumptions, limitations, qualifications and other conditions contained therein and was necessarily based on the market, economic and other conditions (both generally and those specific to Media General’s and Young’s businesses), and information made available to Stephens, as of the date of its opinion. Stephens was not asked to, and the Stephens opinion did not, address the fairness of the transaction, or any consideration received in connection therewith, to the holders of any other class of securities (including the holders of Media General’s Class B Common Stock), creditors or other constituencies of Media General or Young. Stephens noted that subsequent developments may affect its opinion and expressly disclaimed any obligation to update, revise or reaffirm its opinion. In addition, Stephens did not express any opinion as to the fairness of the amount or nature of any compensation to any of Media General’s or Young’s officers, Directors or employees, or any group of such persons whether relative to the consideration to be paid pursuant to the merger agreement or otherwise. The Stephens opinion did not in any manner address the price at which Media General’s common stock will trade following the announcement or consummation of the transaction.

The following is a brief summary of the material financial analyses provided by Stephens to Media General’s Board of Directors in connection with Stephens’ opinion, dated June 5, 2013. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by Stephens, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Selecting portions of Stephens’ financial analyses or factors considered or focusing on the data set forth in the tables below without considering all analyses or the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Stephens’ financial analyses.

Transaction Overview

The exchange ratio of 730.6171 shares of Media General’s common stock per share of Young common stock results in pro forma combined company equity ownership (assuming the transaction was effective as of June 4, 2013) of approximately 32.5% and 67.5% by the Media General and Young equityholders, respectively, based on Media General’s diluted common equity assuming a 20-day volume weighted average closing price for Media Genera’s Class A Common Stock for the period ended June 4, 2013.

Media General Stand-Alone Analysis

Selected Public Companies Analysis

Stephens compared selected financial and stock market information of Media General with similar information of the following five selected publicly traded companies whose primary business is television broadcasting services:

■	Sinclair Broadcast Group Inc.
■	Belo Corp.
■	LIN TV Corp.
■	Nexstar Broadcasting Group, Inc.
■	Gray Television Inc.

Stephens reviewed, among other things, total enterprise value (which we refer to as “EV”) of each of the selected companies (calculated as market value of the relevant company's diluted common equity based on its closing stock price on June 4, 2013, plus preferred stock, plus, as of the relevant company's most recently reported quarter end, short-term and long-term debt (including, as appropriate, pro forma adjustments for acquisitions or other material corporate events occurring since the relevant company's most recently reported quarter end), less cash and cash equivalents, plus book value of non-controlling interests, plus the amount of any underfunded pension benefit obligations (as disclosed in the most recently available SEC filing of the relevant company, tax-effected assuming a 35% marginal tax rate)) as a multiple, to the extent information was publicly available, of each of (i) the relevant company’s 2-year average broadcasting cash flow (which we refer to as “BCF”) defined as earnings before interest, taxes, depreciation, amortization, stock-based compensation expense (where applicable), non-cash gains/losses, and other non-cash, non-recurring items (which, for purposes of Stephens’ analyses, we refer to as “EBITDA”), plus corporate expenses, as reported and estimated for calendar years 2012 and 2013 (which we refer to as “2012A-2013E”) and as estimated for calendar years 2013 and 2014 (which we refer to as “2013E-2014E”); and (ii) the relevant company’s 2-year average EBITDA, for the 2012A-2013E and 2013E-2014E periods. In addition, Stephens reviewed, among other things, total equity value (which, we refer to as “Equity Value”) of each of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on June 4, 2013, plus preferred stock) as a multiple, to the extent information was publicly available, of the relevant company’s 2-year average free cash flow (which, for purposes of Stephens’ analyses, we refer to as “FCF”) defined as EBITDA less cash interest expense, cash taxes and capital expenditures for the 2012A-2013E and 2013E-2014E periods. Financial data for the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions or other material corporate events occurring since the relevant company's most recently reported quarter end. Financial data for Media General were based on financial statements and forecasts and other information and data provided by Media General’s management.

The following table summarizes the high, mean, median and low multiples for the results of the analyses of the selected companies. Based on its analysis of the selected companies and its qualitative judgments, Stephens developed a range of selected multiples derived from the selected companies as detailed below:

Range Applied
Metric	High	Low	Median	Mean	Low		High
EV / 2012A-2013E Average BCF	9.9x	6.9x	7.4x	7.8x	7.5x	to	8.5x
EV / 2012A-2013E Average EBITDA	11.4x	7.8x	8.1x	8.7x	8.5x	to	9.5x
Equity Value / 2012A-2013E Average FCF	11.3x	5.8x	6.8x	7.4x	6.5x	to	8.5x
EV / 2013E-2014E Average BCF	8.1x	5.9x	7.4x	7.3x	7.0x	to	8.0x
EV / 2013E-2014E Average EBITDA	9.1x	6.5x	8.4x	8.2x	8.0x	to	9.0x
Equity Value / 2013E-2014E Average FCF	10.1x	4.8x	5.2x	6.7x	6.0x	to	8.0x

Stephens applied these multiples to corresponding financial data of Media General to calculate Media General’s implied EV, which was adjusted for Media General’s net debt, estimated costs to redeem Media General’s outstanding 11.75% Senior Notes in February 2014 and after-tax underfunded pension liabilities, to calculate an implied equity value reference range detailed below, rounded to the nearest whole number, both with and without the midpoint of the net present value range that Stephens calculated for Media General’s NOLs (which in this trading value-based analysis are assumed not to be subject to any limitation under Section 382 of the Code, which we refer to as “Section 382”):

Without NOLs
Metric	High	Midpoint	Low
EV / 2012A-2013E Average BCF	$303	$240	178
EV / 2012A-2013E Average EBITDA	207	156	106
Equity Value / 2012A-2013E Average FCF	147	130	113
EV / 2013E-2014E Average BCF	259	195	132
EV / 2013E-2014E Average EBITDA	162	111	60
Equity Value / 2013E-2014E Average FCF	199	174	150

With NOLs
Metric	High	Midpoint	Low
EV / 2012A-2013E Average BCF	$348	$286	$223
EV / 2012A-2013E Average EBITDA	253	202	151
Equity Value / 2012A-2013E Average FCF	193	175	158
EV / 2013E-2014E Average BCF	304	241	177
EV / 2013E-2014E Average EBITDA	208	157	106
Equity Value / 2013E-2014E Average FCF	245	220	195

Selected Transactions Analysis

Stephens reviewed financial information for the following selected transactions in the television broadcasting services industry since September 2011 involving targets whose primary business is television broadcasting services:

Announcement Date	Acquiror	Target
April 24, 2013	Nexstar Broadcasting Group, Inc.	Communications Corporation of America
April 11, 2013	Sinclair Broadcast Group Inc.	Fisher Communications, Inc.
February 28, 2013	Sinclair Broadcast Group Inc.	Barrington Broadcasting Group, LLC
February 25, 2013	Sinclair Broadcast Group Inc.	Cox Media Group, Inc. (sale of certain assets)
October 3, 2012	Shield Media LLC / Young Broadcasting LLC	Sinclair Broadcast Group Inc. (sale of certain assets)
September 4, 2012	Journal Communications, Inc.	Landmark Media Enterprises, LLC (sale of certain assets)
July 27, 2012	Shield Media LLC / Young Broadcasting LLC	Newport Television, LLC (sale of certain assets)
July 19, 2012	Sinclair Broadcast Group Inc.	Newport Television, LLC (sale of certain assets)
July 19, 2012	Nexstar Broadcasting Group, Inc.	Newport Television, LLC (sale of certain assets)
July 19, 2012	Cox Media Group, Inc.	Newport Television, LLC (sale of certain assets)
May 4, 2012	LIN TV Corp.	New Vision Television, LLC
November 1, 2011	Sinclair Broadcast Group Inc.	Freedom Communications, Inc. (broadcast assets)
October 3, 2011	The E.W. Scripps Company	McGraw-Hill Broadcasting Company, Inc.
September 8, 2011	Sinclair Broadcast Group Inc.	Four Points Media Group LLC

Stephens noted that all of the selected acquisitions involved asset sales, except the Sinclair/Cox transaction, which involved the sale of both stock and assets, and the E.W. Scripps/McGraw-Hill transaction, which involved a stock sale but provided the acquiror with substantial tax benefits through asset purchase tax treatment. Stephens reviewed, among other things, the average of the total EVs of the target companies in the selected transactions as a multiple, to the extent information was publicly available, of the average of the target’s BCF and EBITDA for the prior reported full calendar year and the current full calendar year (except that (i) for the Sinclair Broadcast Group's acquisitions of Barrington Broadcasting and five stations of Cox Media Group, the multiples were based on the prior two reported full calendar years and (ii) for the Sinclair Broadcast Group's acquisition of broadcast assets of Freedom Communications and the E.W. Scripps Company's acquisition of McGraw-Hill Broadcasting, the multiples were based on the current full calendar year and the next full calendar year, each as of the date of the transaction). Financial data for each relevant transaction were based on publicly available information at the time of announcement of the relevant transaction.

The following table summarizes the high, mean, median and low multiples for the results of the analyses of the selected transactions:

Metric	High	Low	Median	Mean
EV / Average BCF	10.6x	6.2x	8.9x	8.7x
EV / Average EBITDA	12.4x	7.8x	9.7x	9.6x

Based on the foregoing selected transactions analysis and its qualitative judgments, Stephens then derived a range of selected multiples from the selected transactions that it determined were appropriate to apply to the applicable metrics of Media General, as detailed below. Based on its analysis of and qualitative judgments regarding Media General’s and Young’s respective businesses and financial characteristics, and their respective markets, stations, network affiliations, revenue and profitability sustainability and growth potential, Stephens determined to apply multiples to Media General that were 0.5x higher than it applied to Young as described below under “Young Stand-Alone Analysis – Selected Transactions Analysis.”

Range Applied
Metric	Low		High
2011A-2012A Average BCF	8.5x	to	9.5x
2011A-2012A Average EBITDA	9.5x	to	10.5x
2012A-2013E Average BCF	8.0x	to	9.0x
2012A-2013E Average EBITDA	9.0x	to	10.0x

Stephens applied these multiples to corresponding financial data of Media General to calculate Media General’s implied EV, which was adjusted for Media General’s net debt, estimated costs to redeem Media General’s outstanding 11.75% Senior Notes in February 2014 and after-tax underfunded pension liabilities, to calculate an implied equity value reference range detailed below, rounded to the nearest whole number, both with and without the midpoint of the net present value range that Stephens calculated for Media General’s NOLs. In this transactions-based analysis, Media General’s NOLs were assumed to be limited pursuant to Section 382. Financial data for Media General were based on financial statements and forecasts and other information and data provided by Media General’s management.

Without NOLs
Metric	High	Midpoint	Low
2011A-2012A Average BCF	$348	$290	$232
2011A-2012A Average EBITDA	241	194	146
2012A-2013E Average BCF	365	303	240
2012A-2013E Average EBITDA	258	207	156

With NOLs
Metric	High	Midpoint	Low
2011A-2012A Average BCF	$368	$310	$252
2011A-2012A Average EBITDA	261	214	166
2012A-2013E Average BCF	385	323	260
2012A-2013E Average EBITDA	278	227	177

Discounted Cash Flow Analysis

Stephens performed a discounted cash flow (which, for purposes of Stephens’ analyses, we refer to as “DCF”) analysis of Media General using financial forecasts and other information and data provided by Media General’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Media General. In performing the DCF analysis of Media General, Stephens utilized a range of discount rates of 9.5% to 10.5% (based on the weighted average cost of capital calculated for Media General, assuming refinancing of Media General’s outstanding 11.75% Senior Notes) to calculate the estimated present values as of December 31, 2013 of (i) Media General’s estimated after-tax unlevered free cash flows for 2013 through year-end 2017 and (ii) estimated terminal values derived by applying a range of exit multiples of 7.75x to 8.25x to Media General’s estimated average 2016 and 2017 BCF. For purposes of Stephens’ opinion, (i) “free cash flow” refers to Media General’s EBITDA less cash taxes, changes in net working capital, capital expenditures and pension contributions, (ii) “present value” refers to the current value of future free cash flows and is obtained by discounting those future free cash flows back to the present using a discount rate and (iii) “terminal value,” as used above, refers to the present value of all free cash flows for periods beyond the final forecast period. As indicated above, based on its analysis of and qualitative judgments regarding Media General’s and Young’s respective businesses and financial characteristics, Stephens determined to apply exit multiples to Media General that were 0.5x higher than it applied to Young as described below under “Young Standalone Analysis – Discounted Cash Flow Analysis.”

The DCF analysis resulted in a calculation of Media General’s implied EV, which was adjusted for Media General’s projected net debt balance (which was assumed to be the amount estimated by Media General’s management to be outstanding as of December 31, 2013) and options proceeds (which represents the aggregate exercise price of all outstanding options) to calculate the following implied equity value reference range, rounded to the nearest whole number.

High	Midpoint	Low
$657	$611	$565

The midpoint of Media General’s stand-alone equity value implied by the DCF analysis was $610.6 million. The impact of Media General’s NOLs is reflected in the projected free cash flows and accordingly was not required to be separately added to the equity values calculated in the DCF analysis.

Premiums Paid Analysis

Stephens performed a premiums paid analysis based upon the premiums paid in 77 precedent public merger and acquisition transactions. The transactions utilized within the analysis were completed or announced between January 1, 2011 and May 10, 2013 and involved U.S. targets with enterprise values between $500 million and $1.5 billion. The analysis excluded targets in the oil and gas and financial industries.

In the premiums paid analysis, Stephens analyzed the premiums paid based on the closing stock price of the target one day prior to announcement of the transaction. The results of the premiums paid based on comparing the per share acquisition price in each transaction to the closing stock price one day prior to announcement for each of the relevant transactions were as follows:

	Percentiles
Metric	25th	40th	60th	75th	Median	Mean
Premium to 1-Day Prior Stock Price	16.0%	26.2%	28.6%	38.0%	33.5%	46.9%

Based on the foregoing, Stephens applied the 25th and 75th percentile premiums for closing stock prices one day prior to announcement to the per share price of Media General’s Class A Common Stock for June 4, 2013 to calculate an implied equity value reference range described below, rounded to the nearest whole number, both with and without the midpoint of the net present value range that Stephens calculated for Media General’s NOLs, which were assumed in this transaction-based analysis to be limited pursuant to Section 382:

Without NOLs
Metric	High	Midpoint	Low
Premium to 1-Day Prior Stock Price	$298	$267	$235

With NOLs
Metric	High	Midpoint	Low
Premium to 1-Day Prior Stock Price	$318	$287	$255

Young Stand-Alone Analysis

Selected Public Companies Analysis

Stephens compared selected financial information of Young with similar information of the following five selected publicly traded companies whose primary business is television broadcasting services:

●	Sinclair Broadcast Group Inc.
●	Belo Corp.
●	LIN TV Corp.
●	Nexstar Broadcasting Group, Inc.
●	Gray Television Inc.

Stephens reviewed, among other things, total EV of each of the selected companies (calculated as market value of the relevant company's diluted common equity based on its closing stock price on June 4, 2013, plus preferred stock, plus, as of the relevant company's most recently reported quarter end, short-term and long-term debt (including, as appropriate, pro forma adjustments for acquisitions or other material corporate events occurring since the relevant company's most recently reported quarter end), less cash and cash equivalents, plus book value of non-controlling interests, plus the amount of any underfunded pension benefit obligations (as disclosed in the most recently available SEC filing of the relevant company, tax-effected assuming a 35 percent marginal tax rate) as a multiple, to the extent information was publicly available, of each of (i) the relevant company’s 2-year average BCF, as reported for the 2012A-2013E and 2013E-2014E periods and (ii) the relevant company’s 2-year average EBITDA, for the 2012A-2013E and 2013E-2014E periods. In addition, Stephens reviewed, among other things, total Equity Value of the selected companies (calculated as market value of the relevant company’s diluted common equity based on its closing stock price on June 4, 2013, plus preferred stock) as a multiple, to the extent information was publicly available, of the relevant company’s 2-year average FCF for the 2012A-2013E and 2013E-2014E periods. Financial data for the selected companies were based on publicly available research analysts' estimates, public filings and other publicly available information and included, as appropriate, pro forma adjustments for acquisitions or other material corporate events occurring since the relevant company's most recently reported quarter end. Financial data for Young were based on financial statements and forecasts and other information prepared by management of Young and adjusted downward (in the case of such projected data for years 2014E-2017E) by management of Media General.

The following table summarizes the high, mean, median and low multiples for the results of the analyses of the selected companies. Based on its analysis of the selected companies and its qualitative judgments, Stephens developed a range of selected multiples derived from the selected companies as detailed below. As indicated above, based on its analysis of and qualitative judgments regarding Media General’s and Young’s respective businesses and financial characteristics, Stephens determined to apply multiples to Young that were 0.5x lower than it applied to Media General.

Range Applied
Metric	High	Low	Median	Mean	Low		High
EV / 2012A-2013E Average BCF	9.9x	6.9x	7.4x	7.8x	7.0x	to	8.0x
EV / 2012A-2013E Average EBITDA	11.4x	7.8x	8.1x	8.7x	8.0x	to	9.0x
Equity Value / 2012A-2013E Average FCF	11.3x	5.8x	6.8x	7.4x	6.0x	to	8.0x
EV / 2013E-2014E Average BCF	8.1x	5.9x	7.4x	7.3x	6.5x	to	7.5x
EV / 2013E-2014E Average EBITDA	9.1x	6.5x	8.4x	8.2x	7.5x	to	8.5x
Equity Value / 2013E-2014E Average FCF	10.1x	4.8x	5.2x	6.7x	5.5x	to	7.5x

Stephens applied these multiples to corresponding financial data of Young, as adjusted downward (in the case of such projected data for years 2014E-2017E) by Media General’s management, to calculate Young’s implied EV, which was adjusted for Young’s net debt and after-tax underfunded pension liabilities to calculate an implied equity value reference range detailed below, rounded to the nearest whole number, both with and without the midpoint of the net present value range Stephens calculated for Young’s NOLs (which are already subject to limitation as a result of Young Broadcasting Inc.’s bankruptcy cases):

Without NOLs
Metric	High	Midpoint	Low
EV / 2012A-2013E Average BCF	$551	$507	$462
EV / 2012A-2013E Average EBITDA	574	533	492
Equity Value / 2012A-2013E Average FCF	519	454	389
EV / 2013E-2014E Average BCF	497	453	409
EV / 2013E-2014E Average EBITDA	518	478	438
Equity Value / 2013E-2014E Average FCF	496	430	364

With NOLs
Metric	High	Midpoint	Low
EV / 2012A-2013E Average BCF	$592	$548	$503
EV / 2012A-2013E Average EBITDA	616	575	534
Equity Value / 2012A-2013E Average FCF	560	495	430
EV / 2013E-2014E Average BCF	538	494	450
EV / 2013E-2014E Average EBITDA	559	519	479
Equity Value / 2013E-2014E Average FCF	538	471	405

Selected Transactions Analysis

Stephens reviewed financial information for the following selected transactions in the television broadcasting services industry since September 2011 involving targets whose primary business is television broadcasting services:

Announcement Date	Acquiror	Target
April 24, 2013	Nexstar Broadcasting Group, Inc.	Communications Corporation of America
April 11, 2013	Sinclair Broadcast Group Inc.	Fisher Communications, Inc.
February 28, 2013	Sinclair Broadcast Group Inc.	Barrington Broadcasting Group, LLC
February 25, 2013	Sinclair Broadcast Group Inc.	Cox Media Group, Inc. (sale of certain assets)
October 3, 2012	Shield Media LLC / Young Broadcasting LLC	Sinclair Broadcast Group Inc. (sale of certain assets)
September 4, 2012	Journal Communications, Inc.	Landmark Media Enterprises, LLC (sale of certain assets)
July 27, 2012	Shield Media LLC / Young Broadcasting LLC	Newport Television, LLC (sale of certain assets)
July 19, 2012	Sinclair Broadcast Group Inc.	Newport Television, LLC (sale of certain assets)
July 19, 2012	Nexstar Broadcasting Group, Inc.	Newport Television, LLC (sale of certain assets)
July 19, 2012	Cox Media Group, Inc.	Newport Television, LLC (sale of certain assets)
May 4, 2012	LIN TV Corp.	New Vision Television, LLC
November 1, 2011	Sinclair Broadcast Group Inc.	Freedom Communications, Inc. (broadcast assets)
October 3, 2011	The E.W. Scripps Company	McGraw-Hill Broadcasting Company, Inc.
September 8, 2011	Sinclair Broadcast Group Inc.	Four Points Media Group LLC

Stephens noted that all of the selected acquisitions involved asset sales, except the Sinclair/Cox transaction, which involved the sale of both stock and assets, and the E.W. Scripps/McGraw-Hill transaction, which involved a stock sale but provided the acquiror with substantial tax benefits through asset purchase tax treatment. Stephens reviewed, among other things, the average of the total EVs of the target companies in the selected transactions as a multiple, to the extent information was publicly available, of the average of the target’s BCF and EBITDA for the prior reported full calendar year and the current full calendar year (except that (i) for the Sinclair Broadcast Group's acquisitions of Barrington Broadcasting and five stations of Cox Media Group, the multiples were based on the prior two reported full calendar years and (ii) for the Sinclair Broadcast Group's acquisition of broadcast assets of Freedom Communications and the E.W. Scripps Company's acquisition of McGraw-Hill Broadcasting, the multiples were based on the current full calendar year and the next full calendar year, each as of the date of the transaction). Financial data for each relevant transaction were based on publicly available information at the time of announcement of the relevant transaction. The following table summarizes the high, mean, median and low multiples for the results of the analyses of the selected transactions:

Metric	High	Low	Median	Mean
EV / Average BCF	10.6x	6.2x	8.9x	8.7x
EV / Average EBITDA	12.4x	7.8x	9.7x	9.6x

Based on the foregoing selected transactions analysis and its qualitative judgments, Stephens then applied a range of selected multiples derived from the selected transactions, listed below, to corresponding financial data of Young. Financial data for Young were based on financial statements and forecasts and other information prepared by management of Young and adjusted downward (in the case of such projected data for years 2014E-2017E) by management of Media General. As indicated above, based on its analysis of and qualitative judgments regarding Media General’s and Young’s respective businesses and financial characteristics, Stephens determined to apply multiples to Young that were 0.5x lower than it applied to Media General as described above under “Media General Stand-Alone Analysis – Selected Transaction Analysis.”

Range Applied
Metric	Low		High
2011A-2012A Average BCF	8.0x	to	9.0x
2011A-2012A Average EBITDA	9.0x	to	10.0x
2012A-2013E Average BCF	7.5x	to	8.5x
2012A-2013E Average EBITDA	8.5x	to	9.5x

Stephens applied these multiples to corresponding financial data of Young, as adjusted downward (in the case of such projected data for years 2014E-2017E) by Media General’s management, to calculate Young’s implied EV, which was adjusted for Young’s net debt and after-tax underfunded pension liabilities to calculate an implied equity value reference range detailed below, rounded to the nearest whole number, both with and without the midpoint of the net present value range Stephens calculated for Young’s NOLs (which are already subject to limitation as a result of Young Broadcasting Inc.’s bankruptcy cases):

Without NOLs
Metric	High	Midpoint	Low
2011A-2012A Average BCF	$588	$547	$505
2011A-2012A Average EBITDA	603	564	526
2012A-2013E Average BCF	596	551	507
2012A-2013E Average EBITDA	615	574	533

With NOLs
Metric	High	Midpoint	Low
2011A-2012A Average BCF	$630	$588	$546
2011A-2012A Average EBITDA	644	606	568
2012A-2013E Average BCF	637	592	548
2012A-2013E Average EBITDA	657	616	575

Discounted Cash Flow Analysis

Stephens performed a DCF analysis of Young using financial forecasts and other information and data provided by Young’s management and adjusted downward (in the case of such projected data for years 2014E-2017E) by Media General’s management to calculate the present value of the estimated future unlevered free cash flows projected to be generated by Young. In performing the DCF analysis of Young, Stephens utilized a range of discount rates of 8.5% to 9.5% (based on the weighted average cost of capital calculated for Young, assuming a normalized capital structure for comparable companies) to calculate estimated present values as of December 31, 2013 of (i) Young’s estimated unlevered free cash flows for 2013 through year-end 2017 and (ii) estimated terminal values derived by applying a range of multiples of 7.25x to 7.75x to Young’s estimated average 2016 and 2017 BCF. As indicated above, based on its analysis of and qualitative judgments regarding Media General’s and Young’s respective businesses and financial characteristics, Stephens determined to apply exit multiples to Young that were 0.5x lower than it applied to Media General as described above under “Media General Stand-Alone Analysis – Discounted Cash Flow Analysis.”

The DCF analysis resulted in a calculation of Young’s EV, which was adjusted for Young’s projected net debt balance (which was assumed to be the amount expected by Young’s management to be outstanding as of December 31, 2013) to calculate the following implied equity value reference range, rounded to the nearest whole number.

High	Midpoint	Low
$715	$681	$648

The midpoint of Young’s stand-alone equity value implied by the DCF analysis was approximately $681.1 million. The impact of Young’s NOLs is reflected in the projected free cash flows and accordingly was not required to be added separately to the equity values calculated in the DCF analysis.

Accretion Dilution Analysis

Using estimated financial data provided by the respective managements of Media General and Young (as adjusted downward by Media General management, in the case of Young data), Stephens reviewed the potential pro forma financial effect of the transaction on Media General’s estimated levered free cash flows per share (which we refer to as “LFCF”). This analysis indicated that, after giving effect to estimated synergies provided by Media General management, the transaction would be accretive to Media General’s LFCF for 2013E, 2014E, 2015E and 2017E. After giving effect to such synergies, the combination merger would also be accretive to Media General’s LFCF for the 2-Year Average periods 2012A-2013E, 2013E-2014E and 2014E-2015E, including synergies. However, giving effect to such synergies, the combination merger would be dilutive to Media General’s LFCF in 2016E and 2-Year Average periods 2015E-2016E and 2016E-2017E. The projected dilution in such periods is attributable to estimated additional cash taxes resulting from the combined company’s forecast taxable income and the limited availability of Media General’s and Young’s legacy NOLs after the transaction. The actual results achieved by the combined company and Media General may vary from the projected results and the variations may be material.

Relative Valuation Analysis

Based on the midpoints of the stand-alone equity valuation reference ranges for Media General and Young implied by the selected publicly traded companies, selected precedent transactions and discounted cash flow analyses (including the midpoint of the net present value of NOLs) described above, Stephens calculated the pro forma combined company equity ownership percentage for each of the Media General and Young Stockholders implied by each such analysis (calculated by dividing the midpoint of each company’s implied equity value range for a given analysis by the combined sum of the midpoints of both companies’ implied equity value ranges for a given analysis), and compared such implied ownership percentages to the proposed 32.5%/67.5% equity split implied by the exchange ratio.

The pro forma combined company ownership percentages implied by the selected analyses were as follows:

	General		Young
Metric	$	%	$	%
Trading Comparables:
EV / 2012A-2013E Average BCF	$286	34.3%	$548	65.7%
EV / 2012A-2013E Average EBITDA	202	26.0%	575	74.0%
Equity Value / 2012A-2013E Average FCF	175	26.2%	495	73.8%
EV / 2013E-2014E Average BCF	241	32.7%	494	67.3%
EV / 2013E-2014E Average EBITDA	157	23.2%	519	76.8%
Equity Value / 2013E-2014E Average FCF	220	31.8%	471	68.2%

M&A Comparables:
2011A-2012A Average BCF	$310	34.5%	$588	65.5%
2011A-2012A Average EBITDA	214	26.1%	606	73.9%
2012A-2013E Average BCF	323	35.3%	592	64.7%
2012A-2013E Average EBITDA	227	27.0%	616	73.0%

DCF	$311	47.3%	$682	52.7%

	General	Young
Equity Ownership Implied by Exchange Ratio	32.5%	67.5%
25th Percentile	26.1%	73.9%
50th Percentile (Median)	31.8%	68.2%
75th Percentile	34.5%	65.5%

Stephens noted that the proposed combined company equity ownership percentage (32.5%) for Media General Stockholders implied by the exchange ratio was between the 25th percentile (26.1%) and 75th percentile (34.5%), and slightly above the 50th percentile or median (31.8%), of the Media General equity ownership percentages implied by the 11 relative valuation analyses above (the percentiles represent the portion of such analyses that implied Media General ownership percentages below the percentage corresponding to such percentile).

Other Factors

The foregoing summary describes all analyses and factors that Stephens deemed material in its presentation to the independent members of the Media General Board of Directors and the full Media General Board of Directors, but is not a comprehensive description of all analyses performed and factors considered by Stephens in connection with preparing its opinion. The preparation of a fairness opinion is a complex process involving the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. Stephens believes that its analyses must be considered as a whole and that considering any portion of such analyses and of the factors considered without considering all analyses and factors could create a misleading view of the process underlying the opinion. In arriving at its fairness determination, Stephens did not assign specific weights to any particular analyses.

In conducting its analyses and arriving at its opinion, Stephens utilized a variety of generally accepted valuation methods. The analyses were prepared solely for the purpose of enabling Stephens to provide its opinion to Media General’s Board of Directors as to the fairness of the exchange ratio to the holders of Media General’s Class A Common Stock and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty. In connection with its analyses, Stephens made, and was provided by Media General management with, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Media General’s control. Analyses based on estimates or forecasts of future results are not necessarily indicative of actual past or future values or results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of Media General or its advisors, neither Media General nor Stephens nor any other person assumes responsibility if future results or actual values are materially different from these forecasts or assumptions.

The terms of the transaction were determined through negotiations between Media General and Young and were approved by Media General’s Board of Directors. Although Stephens provided advice to the independent members of Media General’s Board of Directors during the course of these negotiations, the decision to enter into the transaction was solely that of Media General’s Board of Directors. As described above, the opinion of Stephens to Media General’s Board of Directors was only one of a number of factors taken into consideration by Media General’s Board of Directors in making its determination to approve the transaction.

Additional Information

The independent members of Media General’s Board of Directors selected Stephens as a financial advisor in connection with the transaction based on Stephens’ qualifications, expertise, reputation and experience in mergers and acquisitions, and its familiarity with Media General and its business. Pursuant to its engagement letter with Media General, Stephens has been paid a fee of approximately $2.5 million for its services as financial advisor to the independent members of Media General’s Board of Directors in connection with the transaction, which was payable upon delivery of its opinion. Media General also agreed to reimburse Stephens for its expenses, and to indemnify Stephens against certain potential liabilities, in connection with its engagement, including certain liabilities that could arise out of its providing this opinion letter.

Stephens, as part of its investment banking business, regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the combined company, Media General or Young. Stephens has not received fees for providing investment banking services to Media General or Young unrelated to the transaction within the past two years, but Stephens may receive fees for future services. Stephens expects to pursue future investment banking services assignments from participants in the transaction.

Financial Projections

Young does not as a matter of course publicly release information regarding its future performance. Media General as a matter of course publicly releases only limited information regarding its expectations of future performance. Neither Media General nor Young historically has published projections as to long-term future financial performance due to, among other things, the uncertainty of the underlying assumptions and estimates. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information. However, in view of Media General’s management, the prospective financial information was prepared on a reasonable basis, reflects the best then available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of each of Media General and Young. Moreover, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information. However, for internal purposes and in connection with the process leading up to entering into the merger agreement, the management of Media General prepared certain financial projections for each of Media General and Young on a stand-alone basis and, accordingly, such projections are not anticipated to be representative of the financial and operating performance of the combined company going forward, which performance may differ materially from the assumptions underlying the projections for the individual companies on a stand-alone basis. Media General management’s projections for Young were prepared by Media General management by applying downward adjustments to projections for Young provided to Media General by Young management.

Below is a summary of the assumptions made by Media General's management in its preparation of the financial projections for each of Media General and Young:

●	local advertising sales up 3.0% in even years and 2.0% in odd years;

●	national advertising sales up 1.5% in even years and 1.0% in odd years;

●	rertransmission fees consistent with contracted rates through current term, but assuming uplift consistent with market at renewal;

●	political sales consistent with historical trends, adjusted for one-time, market specific dynamics;

●	digital growth rates of 28% (2014), 24% (2015) and 20% (2016 and 2017);

●	core expenses growing at 2.5%;

●	programming costs growing at 3.5%;

●	general and administrative expenses (including medical) up 3.0% per year;

●	50% of retransmission fees paid to TV networks, except where not contractually obligated;

●	capital expenditures of less than $25 million annually; and

●	accounting conventions consistent with those in Note 1 of Media General’s financial statements included in Media General’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

Media General’s management provided these non-public projections relating to Media General and Young to its Board of Directors in the context of its evaluation of the potential transaction, and to RBC Capital Markets and Stephens in connection with the preparation of their respective opinions. A summary of these projections is included below in order to give Media General Stockholders access to certain non-public unaudited projections that were utilized in connection with the process leading up to entering into the merger agreement. Media General cautions that these projections are subjective in many respects and that uncertainties are inherent in prospective financial information of any kind. While the financial projections have been prepared in good faith, no assurance can be given regarding future events. Neither Media General nor Young nor any of their respective affiliates, officers, Directors, advisors or other representatives has made or makes any representation or can give any assurance to any Media General Stockholder or any other person regarding the ultimate performance of Media General, Young or the combined company in relation to the information set forth below. In addition, Media General does not intend to update or otherwise revise the prospective financial information to reflect circumstances existing since its preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error. Furthermore, Media General does not intend to update or revise the prospective financial information to reflect changes in general economic or industry conditions.

The summary projections set forth below summarize the projections prepared by Media General’s management prior to the execution of the merger agreement. The respective Boards of Directors of Media General and Young did not prepare these projections, and do not give any assurance that these projections will be realized. The inclusion of the following summary projected financial information in this proxy statement/prospectus should not be regarded as an indication that Media General, Young or their respective representatives considered or consider the projections to be necessarily predictive of actual future performance or events, and the summary projected financial information set forth below should not be relied upon as such, nor regarded as a representation that such performance will be achieved. The projections summarized below were prepared by the management of Media General in connection with the evaluation of the proposed transaction or for internal planning purposes only and not with a view toward public disclosure or compliance with United States generally accepted accounting principles, which we refer to as “GAAP,” the guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants.

Neither Deloitte & Touche LLP nor PricewaterhouseCoopers LLP nor any other independent accountant has examined, compiled or performed any procedures with respect to the accompanying prospective financial information and, accordingly, neither Deloitte & Touche nor PricewaterhouseCoopers LLP expresses an opinion or any other form of assurance with respect to such information or its achievability, neither of them assumes any responsibility for the prospective financial information and each of them disclaim any association with the prospective financial information. The Deloitte & Touche LLP report regarding the historical financial statements of Media General included in Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, which is incorporated by reference into this proxy statement/prospectus, relates to Media General’s historical financial information, and does not extend to the prospective financial information and should not be read to do so. The PricewaterhouseCoopers LLP report regarding the financial statements of Young as of December 31, 2012 and 2011 and for the years then ended and for the six months ended December 31, 2010, and of Young Broadcasting, Inc. for the six months ended June 30, 2010, which is included in this proxy statement/prospectus relates, to Young’s historical financial information, and does not extend to the prospective financial information and should not be read to do so.

The internal financial forecasts of Media General and Young, which were used as a basis for preparing the projections, are inherently uncertain and, though considered reasonable by the management of Media General as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Although the projections were prepared with numeric specificity, such projections reflect numerous and varying assumptions made by the preparing party’s management, including various estimates and assumptions that may not be realized, and are subject to significant variables, uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of the preparing party. The risk that these uncertainties and contingencies could cause the assumptions to fail to be reflective of actual results is further increased due to the length of time in the future over which these assumptions apply. The assumptions in early periods have a compounding effect on the projections shown for the later periods. Thus, any failure of an assumption to be reflective of actual results in an early period would have a greater effect on the projected results failing to be reflective of actual events in later periods. Important factors that may affect or cause the information below to materially vary from actual results include, but are not limited to, industry performance, general business, economic, political, market and financial conditions, and other matters such as those referenced in the “Cautionary Statement Regarding Forward-Looking Statements” of this proxy statement/prospectus beginning on page 40 and the “Risk Factors” in this proxy statement/prospectus beginning on page 26. These financial projections are forward-looking statements, and in light of the uncertainties inherent in forward-looking information of any kind, Media General cautions you against relying on this information. Accordingly, there can be no assurance that the assumptions made in preparing the internal financial forecasts upon which the projected financial information set forth below was based will be realized or that the prospective results are indicative of the future performance of Media General or Young or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this proxy statement/prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

Media General Management Projected Summary Financials for Media General

	2013E	2014E	2015E	2016E	2017E
Net Revenue	$327.5	$390.2	$379.5	$461.5	$419.6

Broadcast Cash Flow(1)	102.6	151.5	114.3	187.3	133.8
EBITDAP(2)	78.2	126.0	88.1	160.7	106.6
EBITDA(3)	73.4	121.0	83.1	155.6	101.4
Interest	(77.2)	(71.6)	(66.3)	(66.1)	(65.8)
Taxes	(23.3)	(7.4)	8.3	(12.6)	(12.6)
Depreciation and Amortization	(23.9)	(24.4)	(24.8)	(24.9)	(24.9)
Net Income	(51.0)	17.6	0.3	52.0	(1.9)

Unlevered Free Cash Flow(4)	65.9	92.6	64.4	110.6	75.2

Unlevered Free Cash Flow(5)	n/a	101.1	65.3	137.0	82.7

(1)	“Broadcast Cash Flow” is defined as earnings before interest, taxes, depreciation, and amortization, plus corporate overhead.
(2)

This line item reflects “EBITDAP” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as earnings before interest, taxes, depreciation, and amortization, plus pension expense (excluding service costs). EBITDAP is calculated by subtracting corporate overhead (other than pension expenses that are not service costs) from Broadcast Cash Flow. Substantially similar figures are referred to above under “Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” as “EBITDA.”

(3)

This line item reflects “EBITDA” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as earnings before interest, taxes, depreciation, and amortization. These EBITDA figures are calculated by subtracting pension expenses that are not service costs from EBITDAP.

(4)

This line item reflects “Unlevered Free Cash Flow” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as EBITDAP less cash taxes and capital expenditures, adjusted (upward or downward, as applicable) for changes in net working capital and changes in Other Assets. The Unlevered Free Cash Flow number presented for 2013 reflects estimates for the second, third and fourth quarters of 2013 only.

(5)

This line item reflects “Unlevered Free Cash Flow” as referred to above under “Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” and is defined as EBITDA (as used by Stephens) less cash taxes, capital expenditures and pension contributions, adjusted (upward or downward, as applicable) for changes in net working capital.

Media General Management Projected Summary Financials for Young

	2013E	2014E	2015E	2016E	2017E
Net Revenue	$219.4	$254.5	$250.7	$302.1	$284.9

Broadcast Cash Flow(1)	73.3	102.5	88.3	131.8	105.4
EBITDAP(2)	65.5	94.5	80.2	123.5	97.0
EBITDA(3)	61.5	94.5	80.2	123.5	97.0
Interest	(7.1)	(5.9)	(4.7)	(2.0)	0.4
Taxes	(13.0)	(29.5)	(25.7)	(43.9)	(34.6)
Depreciation and Amortization	(17.7)	(13.0)	(9.7)	(9.0)	(8.8)
Net Income	23.7	46.1	40.1	68.6	54.0

Unlevered Free Cash Flow(4)	32.4	70.0	57.4	69.7	62.2

Unlevered Free Cash Flow(5)	n/a	83.5	60.9	70.6	64.5

(1)	“Broadcast Cash Flow” is defined as earnings before interest, taxes, depreciation, and amortization, plus corporate overhead.
(2)

This line item reflects “EBITDAP” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as earnings before interest, taxes, depreciation, and amortization, plus pension expense (excluding service costs). EBITDAP is calculated by subtracting corporate overhead (other than pension expenses that are not service costs) from Broadcast Cash Flow. The same figures are referred to above under “Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” as “EBITDA.”

(3)

This line item reflects “EBITDA” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as earnings before interest, taxes, depreciation, and amortization. These EBITDA figures are calculated by subtracting pension expenses that are not service costs from EBITDAP.

(4)

This line item reflects “Unlevered Free Cash Flow” as referred to above under “Opinion of RBC Capital Markets, LLC, Media General’s Financial Advisor” and is defined as EBITDAP less cash taxes and capital expenditures, adjusted (upward or downward, as applicable) for changes in net working capital and changes in Other Assets. The Unlevered Free Cash Flow number presented for 2013 reflects estimates for the second, third and forth quarters of 2013 only.

(5)

This line item reflects “Unlevered Free Cash Flow” as referred to above under “Opinion of Stephens Inc., Financial Advisor to the Independent Members of Media General’s Board of Directors” and is defined as EBITDA (as used by Stephens) less cash taxes, capital expenditures and pension contributions, adjusted (upward or downward, as applicable) for changes in net working capital.

MEDIA GENERAL HAS NOT UPDATED OR REVISED, NOR DOES IT INTEND TO UPDATE OR REVISE, THE FINANCIAL PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING SINCE THEIR PREPARATION OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS EVEN IN THE EVENT THAT ANY OR ALL OF THE UNDERLYING ASSUMPTIONS ARE SHOWN TO BE IN ERROR, EXCEPT TO THE EXTENT REQUIRED BY LAW.

Interests of Media General Directors and Officers in the Transaction

Certain of Media General’s Directors and officers may be deemed to have interests in the transaction that are different from or in addition to the interests of Media General’s Stockholders. On June 5, 2013, Media General entered into employment agreements with each of George L. Mahoney, James F. Woodward, James R. Conschafter, John R. Cottingham and Andrew C. Carington to serve after the closing of the transaction in the positions of President and Chief Executive Officer; Senior Vice President and Chief Financial Officer; Vice President, Broadcast Markets; Vice President, Broadcast Markets; and Vice President, General Counsel and Secretary, respectively, of the combined company. The employment agreements will become effective upon the closing of the transaction, and generally provide for similar terms for each of the officers, as more fully described below. Except as described below, the closing of the transaction will not trigger any payments or accelerated vesting pursuant to our existing and currently effective arrangements with our Directors and officers.

As of March 1, 2013, the Directors and executive officers of Media General owned, in the aggregate, 2,358,931 shares of Class A Common Stock (or approximately 8.7%) and 466,162 shares of Class B Common Stock (or approximately 85%) of Media General, which will be treated in the same manner as all other shares of Class A Common Stock and Class B Common Stock, as applicable, in the transaction. In addition, it is expected that the current Directors of Media General will serve on the Board of Directors of the combined company following the transaction, as further described in “Directors and Executive Officers of the Combined Company – Directors of the Combined Company” beginning on page 164.

Individual Agreements with Certain Officers

The employment agreements each provide for a two-year term (three-year term for Mr. Mahoney) commencing upon the closing of the transaction. Under the employment agreements, Messrs. Mahoney, Woodward, Conschafter, Cottingham and Carington are entitled to annual base salary in the amount of $625,000, $500,000, $450,000, $430,000, and $400,000 respectively, and are eligible to earn a target annual bonus (as a percentage of base salary) in amount equal to 75% of base salary for Mr. Mahoney, 45% of base salary for Mr. Woodward, and 36% of base salary for each of Messrs. Conschafter, Cottingham and Carington. Each of the officers is entitled to participate in employee benefit plans and programs on the same basis as other senior executives, and certain other additional benefits. These additional benefits include, for Mr. Mahoney, company-paid club membership and company-paid home security services, for Messrs. Woodward and Carington, company-paid club membership, and for Messrs. Conschafter and Cottingham, participation in the combined company’s automobile program.

Each of the aforementioned officers (other than Mr. Mahoney) is entitled to receive, upon the closing of the transaction and subject to the officer’s employment with the combined company as of such date, a number of stock units equal to the amount determined by dividing the officer’s base salary by the closing per share price ($9.76) of Class A Common Stock on the date of the public announcement of the transaction, June 6, 2013. One-half of the stock units granted to the officer shall vest on each of the first and second anniversaries of the closing of the transaction, subject to the officer’s employment with the combined company through each such anniversary. The vested stock units will be settled within 30 days following the vesting date. Each vested stock unit will entitle the officer to a payment in cash on the settlement date in an amount equal to the closing price per share of the combined company common stock on the date of vesting.

In the event the officer is terminated during the employment term by the combined company other than for cause or disability, or by the officer for good reason, which we refer to as a “qualifying termination,” the officer will be entitled to payment of:

●

1.5 times (2 times for Mr. Mahoney) the sum of (x) his base salary at the rate in effect immediately prior to termination plus (y) the target annual bonus opportunity for the year of such termination, which we refer to as the “severance payment;”

●	continuation of medical, dental, disability, and life insurance benefits for 12 months following the termination date; and

●	accelerated vesting of any equity or equity-based compensation held by the officer as of the termination date (other than with respect to the stock units described above).

In the event a qualifying termination occurs during the employment term following a change in control (as such term is defined in the employment agreements), the officer would be entitled to the payments and benefits as provided in the event of a qualifying termination, except the multiple in calculating the severance payment will be 2 times (3 times, for Mr. Mahoney). For purposes of the employment agreements, the closing of the transaction will not constitute a change in control.

Additionally, for Messrs. Conschafter and Cottingham, the employment agreements provide that each is entitled to payment of a transaction bonus in the amount of $75,000, payable within 30 days following the closing of the transaction, subject to his continued employment through the closing date.

The employment agreements also provide that following the termination of the officer’s employment for any reason during the employment term, he will be bound by noncompete and nonsolicitation covenants for a period of 12 months following such termination. The terms of the employment agreements were recommended by the Compensation Committee and approved by the disinterested members of Media General’s Board of Directors in the same manner as provided in Section 13.1-691 of the VSCA.

Indemnification of Directors and Officers

Under the merger agreement, the combined company will indemnify and hold harmless all past and present Directors and officers of Media General and Young following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or Young, a government entity or any other person, for acts or omissions occurring at or prior to such closing (including in connection with the approval of the merger agreement and the closing of the transaction), and advance such person his or her legal and other expenses, subject to an undertaking by such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

In addition, the combined company’s amended and restated Articles of Incorporation, will provide that it shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a Stockholder in the right of the combined company or brought by or on behalf of Stockholders of the combined company, by reason of the fact that he or she is or was a Director or officer of the combined company, except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law, or (b) any Director or officer who is or was serving at the request of the combined company as a Director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she is engaged in willful misconduct or a known violation of criminal law. The combined company is also expressly required to pay or reimburse the reasonable expenses, including attorneys’ fees, incurred by any applicant, Director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of the combined company are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

Potential Change in Control and Termination Payments

The named executive officers included in the table below are those who were reported in Media General’s summary compensation table with respect to the fiscal year ended December 31, 2012, other than Marshall N. Morton (former President and Chief Executive Officer) and John A. Schauss (former Vice President of Market Operations), who retired on December 31, 2012 and June 29, 2012, respectively.

The table below sets forth an estimate of the total payments and benefits our named executive officers may become entitled to receive in the event the transaction is consummated, in each case assuming the applicable triggering event (i.e., the closing of the transaction or the named executive officer’s termination of employment in certain circumstances) occurred on July 17, 2013. All payments set forth below, other than the payment of the transaction bonuses to Messrs. Conschafter and Cottingham, and the awards of the stock units, are considered double-trigger benefits, meaning that such payments or benefits would be made only upon the named executive officer’s termination of employment in certain circumstances.

Name	Cash		Stock Units (1)	Other Equity Compensation (2)		Benefits (3)	Other		Total
George L. Mahoney	$2,187,500	(4)	--	$970,669	(5)	$12,000	--		$3,170,169
James F. Woodward	$1,087,500	(6)	$500,000	$384,789	(7)	$12,000	--		$1,984,289
James R. Conschafter	$918,000	(8)	$450,000	$271,525	(9)	$12,000	$75,000	(10)	$1,726,525
John R. Cottingham	$877,200	(11)	$430,000	$257,174	(12)	$12,000	$75,000	(10)	$1,651,374

(1)

The amounts in this column represent the value of the stock units to be awarded on the closing of the transaction. The number of stock units to which the applicable named executive officer is entitled will be calculated by dividing the executive’s base salary (as set forth in the respective employment agreement) by $9.76, which was the closing price of Class A Common Stock on the date of the public announcement of the transaction. The actual amount payable upon vesting of the stock units will be based on the fair market value of combined company on the vesting date. The stock units will be granted on the closing of the transaction and, accordingly, are considered single-trigger payments. However, the named executive officer’s entitlement to payments with respect to the stock units will be subject to his continued employment through the applicable vesting dates.

(2)

Amounts in this column represent the value of the full acceleration of the options to purchase shares of Media General common stock and the performance accelerated restricted stock which were unvested and outstanding immediately prior to the named executive officer’s qualifying termination (which is defined above in the sub-section entitled “Individual Agreements with Certain Officers”). The value is based on a price of $9.22 per share of Media General common stock (the average closing market price of Class A Common Stock on the NYSE over the first five business days following the first public announcement of the transaction on June 6, 2013).

(3)

The amounts in this column represent the estimated value of the continuation on the same terms as an active employee of medical, dental, disability and life insurance benefits for a period of 12 months, in accordance with assumptions under GAAP.

(4)

This amount represents the cash severance to which the executive would be entitled upon a qualifying termination, which equals (i) 2 times base salary, $1,250,000 and (ii) 2 times his target annual bonus opportunity, $937,500.

(5)

Mr. Mahoney’s outstanding in-the-money equity holdings include: (i) 4,133 options at an exercise price of $5.20, (ii) 12,066 options at an exercise price of $4.98, (iii) 50,000 options at an exercise price of $4.26 and (iv) 71,000 shares of performance accelerated restricted stock.

(6)

This amount represents the cash severance to which the executive would be entitled upon a qualifying termination, which equals (i) 1.5 times base salary, $750,000 and (ii) 1.5 times his target annual bonus opportunity, $337,500.

(7)

Mr. Woodward’s outstanding in-the-money equity holdings include: (i) 1,633 options at an exercise price of $5.20, (ii) 7,400 options at an exercise price of $4.98, (iii) 16,000 options at an exercise price of $4.26 and (iv) 29,000 shares of performance accelerated restricted stock.

(8)

This amount represents the cash severance to which the executive would be entitled upon a qualifying termination, which equals (i) 1.5 times base salary, $675,000 and (ii) 1.5 times his target annual bonus opportunity, $243,000.

(9)

Mr. Conschafter’s outstanding in-the-money equity holdings include: (i) 2,033 options at an exercise price of $5.20, (ii) 5,333 options at an exercise price of $4.98, (iii) 10,600 options at an exercise price of $4.26 and (iv) 20,400 shares of performance accelerated restricted stock.

(10)

This amount represents the transaction bonus payment amount of $75,000, payable within 30 days following the closing of the transaction. The transaction bonus payment is not conditioned upon a termination of the executive’s employment and is therefore considered to be a single-trigger payment.

(11)	This amount represents an amount, payable in lump sum, equal to (i) 1.5 times base salary, $645,000 and (ii) 1.5 times his target annual bonus opportunity, $232,200.

(12)

Mr. Cottingham’s outstanding in-the-money equity holdings include: (i) 1,867 options at an exercise price of $5.20, (ii) 4,866 options at an exercise price of $4.98, (iii)10,100 options at an exercise price of $4.26 and (iv) 19,400 shares of performance accelerated restricted stock.

Employment Agreements with Certain Executive Officers of Young

Media General has entered into employment agreements with each of Deborah A. McDermott and Robert Peterson to serve after the closing of the transaction in the positions within the combined company of Senior Vice President, Broadcast Markets, and Vice President, Broadcast Markets, respectively. The employment agreements will become effective upon the closing of the transaction, and generally provide for similar terms for each of the officers, as more fully described below.

The employment agreements provide for a three-year term for Ms. McDermott and a two-year term for Mr. Peterson, in each case commencing upon the closing of the transaction. Under the employments agreements, Ms. McDermott and Mr. Peterson are entitled to an annual base salary in the amount of $575,000 and $375,000, respectively, and are eligible to receive an annual bonus (as a percentage of base salary) in amount equal to 45% of base salary for Ms. McDermott and 36% of base salary for Mr. Peterson. Each of the officers is entitled to participate in employee benefit plans and programs on the same basis as other senior executives, and certain other additional benefits. These additional benefits include, for Ms. McDermott, relocation benefits, and for both Ms. McDermott and Mr. Peterson, participation in the combined company’s automobile program.

Each of the officers is entitled to receive, upon the closing of the transaction and subject to the officer’s employment with the combined company as of such date, a number of stock units equal to the amount determined by dividing the officer’s base salary by the closing per share price ($9.76) of Class A Common Stock on the date of the public announcement of the transaction, June 6, 2013. One-half of the stock units granted to the officer shall vest on each of the first and second anniversaries of the closing of the transaction, subject to the officer’s employment with the combined company through each such anniversary. The vested stock units will be settled within 30 days following the vesting date. Each vested stock unit will entitle the officer to a payment in cash on the settlement date in an amount equal to the closing price per share of the combined company common stock on the date of vesting.

In the event the officer is terminated during the employment term by the combined company other than for cause or disability, or by the officer for good reason, which we refer to as a “qualifying termination,” the officer will be entitled to payment of:

●

1.5 times the sum of (x) his or her base salary at the rate in effect immediately prior to termination plus (y) the target annual bonus opportunity for the year of such termination, which we refer to in this proxy statement/prospectus as the severance payment;

●	continuation of medical, dental, disability, and life insurance benefits for 12 months following the termination date; and

●	accelerated vesting of any equity or equity-based compensation held by the officer as of the termination date (other than with respect to the stock units described above).

In the event a qualifying termination occurs during the employment term following a change in control (as such term is defined in the employment agreements), the officer would be entitled to the payments and benefits as provided in the event of a qualifying termination, except the multiple in calculating the severance payment will be 2 times. For purposes of the employment agreements, the closing of the transaction will not constitute a change in control.

The employment agreements also provide that following the termination of the officer’s employment for any reason during the employment term, he or she will be bound by noncompete and nonsolicitation covenants for a period of 12 months following such termination.

Accounting Treatment of the Transaction

The transaction will be accounted for using the purchase method of accounting in accordance with FASB Accounting Standards Codification Topic 805 (ASC 805), Business Combination. Media General management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in this business combination and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will be the acquirer for financial accounting purposes. This means that Media General will allocate the value of the consideration to be paid to the Young equityholders based on the fair value of Young’s assets and liabilities at the closing date, with the excess consideration to be recorded as goodwill. While the former Young equityholders will own approximately 67.5% of the fully-diluted common stock at consummation of the business combination, the following pertinent facts and circumstances support the conclusion that Media General will be the acquirer for financial accounting purposes:

●	Media General will issue shares to Young equityholders to effectuate the transaction.

●	Media General is approximately 50% larger than Young on the basis of revenue, assets, stations, employees and adjusted EBITDA.

●

The current President and Chief Executive Officer and Chief Financial Officer of Media General will serve as President and Chief Executive Officer and Chief Financial Officer of the combined company. All but two of the remaining officers of the combined company will be current Media General officers.

Additional considerations in reaching the determination that Media General is the acquirer included that Media General initiated the discussions relating to the transaction and that the combined company will retain the name Media General and be headquartered in Richmond, Virginia.

Listing of Combined Company Common Stock

The combined company expects to obtain approval to list on the NYSE the shares of Voting Common Stock to be issued pursuant to the merger agreement, which approval is a condition to the closing of the transaction. The combined company Voting Common Stock is expected to be listed under the symbol “MEG.” It is not expected that the combined company Non-Voting Common Stock will be listed on the NYSE or any other securities exchange.

Delisting and Deregistration of Class A Common Stock

Upon completion of the transaction, the Class A Common Stock currently listed on the NYSE will cease to be listed on the NYSE and there will be no longer be a trading market for such stock. In addition, promptly following the closing, the Class A Common Stock will be deregistered under the Exchange Act and Media General will no longer file periodic reports with the SEC with respect to the Class A Common Stock. However, following the completion of the transaction, the combined company will file periodic reports with the SEC with respect to the Voting Common Stock.

Regulatory Approvals

Antitrust Authorities. Under the HSR Act, and the related rules and regulations that have been issued by the U.S. Federal Trade Commission, which we refer to as the “FTC,” certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the U.S. Department of Justice, which we refer to as the “Antitrust Division,” and certain waiting period requirements have been observed. These requirements apply to the combination merger.

Under the HSR Act, the combination merger may not be completed until the expiration of a thirty-calendar day waiting period which began when Media General and Young filed a Notification and Report Form under the HSR Act with the FTC and the Antitrust Division unless extended by a Request for Additional Information. Pursuant to the terms of the merger agreement, Media General and Young filed Notification and Report Forms on June 28, 2013. Absent a request for additional information from the FTC or the Antitrust Division, at 11:59 p.m. on July 29, 2013 the waiting period applicable to the combination merger under the HSR act will expire.

At any time before or after the completion of the transaction, the Antitrust Division or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the completion of the combination merger, seeking to unwind the combination merger or seeking the divestiture of substantial assets of Media General or Young (or their respective subsidiaries). State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal action under the antitrust laws under certain circumstances.

Federal Communications Commission. Under U.S. federal communications laws, Media General and Young may not complete the combination merger unless they have first obtained the FCC’s consent. FCC approval is sought through the filing of transfer of control applications with the FCC, which are subject to public comment and objections from third parties. The FCC cannot grant the applications until they have been out on public notice for a minimum of 30 days. The FCC put the applications for Media General’s broadcast licenses on public notice on July 9, 2013, and put the applications for Young’s broadcast licenses on public notice on July 9, 2013. The timing or outcome of the FCC approval process cannot be predicted. Media General and Young filed applications with the FCC seeking the FCC’s consent on July 3, 2013.

Media General and Young have each agreed to use reasonable best efforts to obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of any governmental entity in connection with the combination merger. For a further description, see “The Agreements – Description of the Merger Agreement – Efforts to Consummate the Transaction” beginning on page 110.

There can be no assurance that a challenge to the transaction on antitrust, FCC or other regulatory grounds will not be made or, if such a challenge is made, the result of such challenge.

State Takeover Statutes

Virginia Affiliated Transactions Statute. Virginia law contains provisions governing “affiliated transactions.” In general, these provisions prohibit any person, who without the prior approval of a Virginia public corporation’s Board of Directors becomes the holder of more than 10% of any class of the corporation’s outstanding voting shares, or an interested Stockholder, for a period of three years from the time such person became an interested Stockholder, from engaging in an affiliated transaction with the corporation. See “Description of Combined Company Capital Stock – Affiliated Transactions” beginning on page 173 for a more detailed description of Virginia’s affiliated transactions statute. Media General’s Board of Directors has determined that the reclassification merger, the combination merger and the issuance of shares of common stock of the combined company in connection with the reclassification merger and the combination merger are not subject to Virginia’s affiliated transactions statute.

Control Share Acquisitions Statute. Virginia law contains provisions regulating certain “control share acquisitions.” In general, these provisions limit the voting rights of any person acquiring beneficial ownership of shares of a Virginia public corporation that meet or exceed certain threshold percentages. See “Description of Combined Company Capital Stock – Control Share Acquisitions” beginning on page 175 for a more detailed description of Virginia’s control share acquisitions statute. Media General’s Board of Directors has determined that the reclassification merger, the combination merger and the issuance of shares of common stock of the combined company in connection with the reclassification merger and the combination merger are not subject to Virginia’s control share acquisitions statute.

Appraisal Rights

Holders of Class B Common Stock are entitled to appraisal rights under Article 15 of the VSCA in connection with the reclassification merger. Holders of Class B Common Stock are urged to consult with their legal counsel to determine the appropriate procedures for asserting appraisal rights. No further notice of the events giving rise to appraisal rights or deadlines for related actions will be provided by Media General to holders of Class B Common Stock prior to the Special Meeting. Media General’s audited financial statements for the fiscal year ended December 31, 2012 are included in Media General’s annual report on Form 10-K filed with the SEC on February 28, 2013, and Media General’s quarterly financial statements for the period ended March 31, 2013 are included in Media General’s quarterly report on Form 10-Q filed with the SEC on May 10, 2013. Such financial statements are available at the SEC’s website at www.sec.gov or by requesting copies of such financial statements from Media General. Holders of Class A Common Stock are not entitled to appraisal rights under Article 15 of the VSCA.

A vote in favor of the reclassification proposal by a holder of Class B Common Stock will result in a waiver of such holder’s appraisal rights.

The following discussion is only a summary, does not purport to be a complete statement of the law pertaining to appraisal rights under the VSCA and is qualified in its entirety by reference to Article 15 of the VSCA. Holders of Class B Common Stock are urged to read Article 15 of the VSCA, which is reprinted in its entirety as Annex H to this proxy statement/prospectus carefully and in its entirety.

Under the VSCA, holders of Class B Common Stock who follow the procedures set forth in Article 15 of the VSCA will be entitled to receive payment of the “fair value” of their shares of Class B Common Stock. Any holder of Class B Common Stock who wishes to exercise appraisal rights should review the following discussion and Annex H carefully because failure to comply in a timely and proper manner with the procedures specified may result in the loss of appraisal rights under the VSCA.

A holder of Class B Common Stock wishing to exercise appraisal rights must deliver to Media General, prior to or at the Special Meeting (but in any event before the vote on the reclassification proposal is taken), a written notice of intent to demand payment for such holder’s shares of Class B Common Stock if the reclassification merger becomes effective. All notices of intent should be sent or delivered to Andrew C. Carington, Corporate Secretary, Media General, Inc., 333 E. Franklin Street, Richmond, Virginia 23219. A holder of Class B Common Stock delivering a notice of intent must not vote his or her shares of Class B Common Stock in favor of the reclassification proposal or he or she will lose his or her appraisal rights.

If the reclassification proposal is approved and the reclassification merger becomes effective, within 10 days after the effective date of the reclassification merger, the combined company will deliver an appraisal notice in writing to all holders of Class B Common Stock who correctly and timely delivered a notice of intent and also did not vote for the reclassification proposal, as described above. We refer to such holders as “dissenting Stockholders.” The appraisal notice will (i) state where the dissenting Stockholder’s payment demands should be sent and where and when stock certificates should be deposited; (ii) set a date by which the combined company must receive the payment demand; (iii) set forth the combined company’s estimate of the fair value of the Class B Common Stock; and (iv) include such other information as required by the VSCA. Under Article 15 of the VSCA, “fair value” means the value of the shares of Class B Common Stock determined immediately before the effectuation of the reclassification merger, using customary and current valuation concepts and techniques generally employed for similar businesses in the context of a merger, without discounting for lack of marketability or minority status.

A dissenting Stockholder to whom an appraisal notice is sent must demand payment within the time specified in the appraisal notice, deposit his or her stock certificates representing shares of Class B Common Stock in accordance with the terms of the appraisal notice and make certain certifications required by the VSCA. If a Stockholder is not the record holder of his or her shares of Class B Common Stock, the Stockholder must also submit to the combined company the record holder’s written consent to the assertion of appraisal rights. If a dissenting Stockholder fails to take such actions, the dissenting Stockholder loses his or her appraisal rights.

Within 30 days of the due date for receipt of payment demands, the combined company must pay each dissenting Stockholder its estimate of the fair value of each dissenting Stockholder’s shares of Class B Common Stock plus accrued interest. With any payment, the combined company must provide or make available Media General’s most recent annual and quarterly financial statements and a description of the procedure a dissenting Stockholder may follow if he or she is not satisfied with the payment.

The combined company may elect to withhold payment of its estimate of the fair value of the dissenting Stockholders’ Class B Common Stock if the dissenting Stockholder acquired, or is deemed to have acquired in accordance with Article 15 of the VSCA, his or her shares of Class B Common Stock after the merger agreement was announced or publicized. In these circumstances, the combined company will estimate the fair value of the dissenting Stockholder’s shares of Class B Common Stock plus accrued interest and will offer to pay this amount to each dissenting Stockholder who agrees to accept it in full satisfaction of his or her demand. With any such offer, the combined company must provide or make available Media General’s most recent annual and quarterly financial statements and include a description of the procedure a dissenting Stockholder may follow if he or she is not satisfied with the offer.

A dissenting Stockholder who is not satisfied with the amount paid or offered by the combined company must notify the combined company in writing of the dissenting Stockholder’s own estimate of the fair value of his or her Class B Common Stock and the amount of interest due (less any amount that may have been already received by the dissenting Stockholder from the combined company) and demand that the combined company pay this estimated amount. This notice must be given in writing within 30 days of the date that the combined company made or offered to make payment for the dissenting Stockholder’s Class B Common Stock.

If a dissenting Stockholder’s demand for payment remains unsettled, the combined company is obligated to commence a proceeding in a Virginia circuit court to determine the fair value of Class B Common Stock and accrued interest within 60 days of the receipt of the dissenting Stockholder’s payment demand. If the combined company fails to commence such proceeding in accordance with the VSCA, the combined company must pay the dissenting Stockholder the amount demanded by the dissenting Stockholder.

Dissenting Stockholders considering seeking appraisal should be aware that the fair value of their Class B Common Stock, as determined under Article 15 of the VSCA, could be more than, the same as or less than the value of the consideration that would be paid to them pursuant to the merger agreement. The costs and expenses of any appraisal proceeding will be determined by the court and assessed against the combined company unless the court determines that the dissenting Stockholder did not act in good faith in demanding payment of the fair value of his or her Class B Common Stock, in which case such costs and expenses may be assessed against the dissenting Stockholder.

If any holder of Class B Common Stock who demands appraisal of his or her shares of Class B Common Stock under Article 15 fails to perfect his or her appraisal rights before depositing the Stockholder’s stock certificates as required by the VSCA or thereafter effectively withdraws from the appraisal process, as provided in the VSCA, such Stockholder’s Class B Common Stock will be converted into the right to receive the reclassification merger consideration in accordance with the merger agreement. Any Stockholder who demands appraisal of his or her shares under Article 15 or otherwise fails to perfect his or her right to appraisal, as provided in the VSCA, after the combined company pays or offers to pay its estimate of the fair value of those shares, will waive his or her right to demand further payment and will only be entitled to the payment made or offered by the combined company. Once the date set forth in the appraisal notice by which a Stockholder can withdraw his or her demand for payment has passed, a Stockholder may withdraw his or her demand only with the consent of the combined company.

The receipt of cash by dissenting Stockholders for their Class B Common Stock will be taxable to such dissenting Stockholders. Holders of Class B Common Stock that demand appraisal of their shares of Class B Common Stock should consult their tax advisors regarding the particular tax consequences to them of the transaction and the exercise of appraisal rights.

In view of the complexity of Article 15 of the VSCA, Class B common Stockholders who may wish to pursue appraisal rights should consult their legal advisors. Media General has concluded that holders of Class A Common Stock are not entitled to appraisal rights under Article 15 of the VSCA.

 MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The terms and conditions of the proposed business combination of Media General and Young are contained in the merger agreement and are summarized in this proxy statement/prospectus. Under the merger agreement, Merger Sub 1, a direct wholly owned subsidiary of Media General, will merge with and into Media General, with Media General continuing as the surviving corporation. We refer to this first step of the transaction as the “reclassification merger.” Immediately after the reclassification merger becomes effective, Merger Sub 2, a direct wholly owned subsidiary of Media General, will merge with and into Young, with Young continuing as the surviving corporation and a direct wholly owned subsidiary of Media General. We refer to this second step of the transaction as the “combination merger.” Immediately after the combination merger becomes effective, Young will merge with and into Merger Sub 3, a direct wholly owned subsidiary of Media General, with Merger Sub 3 continuing as the surviving limited liability company and a direct wholly owned subsidiary of Media General. We refer to this third step of the transaction as the “conversion merger,” and we refer to the combination merger and the conversion merger together as the “combination transaction.” The parties have structured the transaction to include both the second-step combination merger as well as the third-step conversion merger to provide further assurance that the business combination of Media General and Young will not be taxable to Media General or Young.

The following is a general discussion of the material U.S. federal income tax consequences of the reclassification merger to U.S. holders (as such term is defined below) of Media General Class A Common Stock and Media General Class B Common Stock. This discussion is based on the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. Any change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion applies only to U.S. holders that hold their Media General Class A Common Stock or Media General Class B Common Stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular holder in light of its personal circumstances or to holders subject to special treatment under the U.S. federal income tax laws, including:

●	banks, insurance companies and other financial institutions;

●	mutual funds;

●	tax-exempt organizations;

●	non-U.S. holders;

●	regulated investment companies and real estate investment trusts;

●	holders liable for the alternative minimum tax;

●	holders that have a functional currency other than the U.S. dollar;

●	pass-through entities and investors in such entities;

●	dealers or brokers in securities or foreign currencies;

●	U.S. expatriates;

●	traders in securities who elect to apply a mark-to-market method of accounting;

●	holders that exercise appraisal rights;

●

holders who hold their Media General Class A Common Stock or Media General Class B Common Stock as part of a hedge, appreciated financial position, straddle, constructive sale, conversion transaction or other risk reduction transaction; and

●

holders who acquired their shares of Media General Class A Common Stock or Media General Class B Common Stock pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

In addition, this discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, the term “U.S. holder” means: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust if it (A) is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their Media General Class A Common Stock or Media General Class B Common Stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of Media General Class A Common Stock or Media General Class B Common Stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Such partners and partnerships should consult their own tax advisors regarding the particular tax consequences of the transaction to them.

Tax matters can be complicated. Holders should consult their tax advisors regarding the particular tax consequences of the transaction to them, including the effects of U.S. federal, state, local, non-U.S. and other tax laws.

It is intended that, for U.S. federal income tax purposes, each of the reclassification merger and the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Media General’s obligation to complete the combination merger that Media General receive a written opinion from Fried Frank, counsel to Media General, to the effect that for U.S. federal income tax purposes the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to Young’s obligation to complete the combination merger that Young receive a written opinion from Debevoise, counsel to Young, to the effect that for U.S. federal income tax purposes the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In addition, in connection with the filing of the registration statement of which this proxy statement/prospectus is a part, Fried Frank will deliver a written opinion to Media General to the effect that for U.S. federal income tax purposes (i) the reclassification merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) no gain or loss will be recognized by either Media General or Young as a result of the combination transaction. The opinions described above are and will be based on facts, representations, assumptions and exclusions set forth or referred to in such opinions, and on representation letters. None of these opinions are binding on the IRS or the courts, and neither Media General nor Young intend to request a ruling from the IRS regarding any matter relating to the transaction. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain a position contrary to any of those described herein. In addition, if any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the transaction could be affected.

The U.S. federal income tax consequences of the reclassification merger to U.S. holders of Media General Class A Common Stock and Media General Class B Common Stock will be as follows:

A U.S. holder will not recognize gain or loss upon exchanging Media General Class A Common Stock or Media General Class B Common Stock for Media General common stock in the reclassification merger. A U.S. holder’s aggregate tax basis in the shares of Media General common stock received in the reclassification merger will equal the aggregate adjusted tax basis in the shares of Media General Class A Common Stock or Media General Class B Common Stock surrendered. A U.S. holder’s holding period for the shares of Media General common stock received in the reclassification merger will include the holder’s holding period for the shares of Media General Class A Common Stock or Media General Class B Common Stock surrendered.

U.S. holders who hold their Media General Class A Common Stock or Media General Class B Common Stock with differing bases or holding periods should consult their tax advisors with regard to identifying the bases or holding periods of the particular Media General common shares received in the reclassification merger.

Following the reclassification merger, a U.S. holder generally will not recognize gain or loss upon the conversion of such holder’s (i) Media General Voting Common Stock into Media General Non-Voting Common Stock, or (ii) Media General Non-Voting Common Stock into Media General Voting Common Stock.

The discussion of the material U.S. federal income tax consequences set forth above is not a complete description of all of the consequences of the transaction. Holders should consult their tax advisors regarding the particular tax consequences of the transaction to them, including the effects of U.S. federal, state, local, non-U.S. and other tax laws.

THE AGREEMENTS

The following summary describes certain material provisions of the merger agreement, the standstill and lock-up agreement, the registration rights agreement, the voting agreements and certain letter agreements entered into in connection with the transaction, and is qualified in its entirety by reference to those agreements. Copies of the merger agreement and the plan of merger, are attached to this proxy statement/prospectus as Annexes A and B, respectively, and are incorporated by reference into this proxy statement/prospectus. The standstill and lock-up agreement, the registration rights agreement, the voting agreements and the letter agreements are each filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates and are incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of the transaction.

Description of the Merger Agreement

This section of the proxy statement/prospectus describes certain material terms of the merger agreement. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference and attached as Annex A to this proxy statement/prospectus. We urge you to read the entire merger agreement.

The merger agreement and the discussion under the heading “Description of the Merger Agreement” have been included to provide you with information regarding the terms of the merger agreement. They are not intended to provide any other factual information about Media General, Young or Merger Sub 1, Merger Sub 2 or Merger Sub 3, which we refer to as the “merger subsidiaries.” That information can be found elsewhere in this proxy statement/prospectus and in the other public filings made by Media General with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information” beginning on page 185.

On June 5, 2013, Media General entered into the merger agreement with Young and the merger subsidiaries. The merger agreement provides, among other things, for the following:

●

the reclassification of Media General’s existing Class A Common Stock and Class B Common Stock into shares of a new class of Voting Common Stock (and, with respect to one Stockholder of Media General, shares of a new class of Non-Voting Common Stock) through the reclassification merger of Merger Sub 1 with and into Media General, with Media General surviving the merger;

●

the combination merger of Merger Sub 2 with and into Young, with Young surviving the merger as a wholly owned subsidiary of Media General and the issuance to Young equityholders of shares of Voting Common Stock (and, to the extent elected by Young equityholders, shares of a new class of Non-Voting Common Stock) in that merger;

●	the conversion merger of Young with and into Merger Sub 3, with Merger Sub 3 surviving the merger as a wholly owned subsidiary of Media General.

Closing and Effective Times of the Mergers

The closing of the transaction will take place at 10:00 a.m. local time, in New York City, on the second business day after the satisfaction or waiver of the conditions set forth in the merger agreement (other than those conditions that are to be satisfied or waived at the closing, but subject to such satisfaction or waiver), unless another time or date is agreed to by Media General and Young.

Articles of Incorporation and Bylaws of Media General

At the effective time of the reclassification merger, Media General’s Articles of Incorporation will be amended in their entirety to be in the form attached to this proxy statement/prospectus as Annex C, which is incorporated by reference. In addition, in connection with the reclassification merger, the Board of Directors of Media General will amend the By-laws of Media General to be in the form attached to this proxy statement/prospectus as Annex D, which is incorporated by reference. Descriptions of certain key provisions of the Articles of Incorporation and By-laws as so amended, which will be the Articles of Incorporation and By-laws of the combined company after the closing, are included under “Description of Combined Company Capital Stock” beginning on page 171, and “Comparison of Stockholders Rights” beginning on page 176.

Directors and Officers of the Combined Company

Pursuant to the merger agreement, prior to the consummation of the reclassification merger the Board of Directors of Media General is required to fix the size of Media General’s Board of Directors at 14 members and to appoint the five current Directors of Young, H.C. Charles Diao, Soohyung Kim, Howard Schrott, Kevin Shea and Thomas J. Sullivan, to the Board of Directors effective as of the combination merger. In the event that any of the foregoing individuals becomes unable or unwilling to serve as a member of the combined company’s Board of Directors, then the board will appoint a replacement designee selected by Young; provided, that at least four of the individuals to be added to the board qualify as independent Directors. These five Directors will join the Directors of the Media General serving immediately before closing to serve as the initial members of the Board of Directors of the combined company.

Pursuant to the merger agreement, the officers of Media General serving immediately prior to closing will continue as the officers of the combined company. In addition, the Board of Directors of the combined company will appoint Deborah McDermott, the current President and Chief Executive Officer of Young, as the combined company’s Senior Vice President of Broadcast Stations, and Robert Peterson, the current Vice President – Station Operations of Young, as a Vice President, Broadcast Markets of the combined company, in each case, effective as of the combination merger.

For a further description of the governance of the combined company following the closing of the transaction, see “Description of Combined Company Capital Stock” beginning on page 171 and “Comparison of Stockholders Rights” beginning on page 176.

Headquarters

Following the closing of the transaction, the headquarters and principal executive offices of the combined company will continue to be located in Richmond, Virginia.

Consideration in the Reclassification Merger

In the reclassification merger, each outstanding share of Class A Common Stock and Class B Common Stock will be automatically converted on a one-for-one basis into one share of a newly-created class of Voting Common Stock, except that shares of Class A Common Stock held by Berkshire Hathaway and its affiliates will be converted on a one-for-one basis into shares of a newly-created class of Non-Voting Common Stock to the extent (but only to such extent) necessary to ensure that immediately following the combination merger, Berkshire Hathaway or any of its affiliates will hold no more than 4.99% of the outstanding shares of the Voting Common Stock of the combined company.

The shares of Media General’s common stock to be issued in the reclassification merger will represent approximately 32.5% of the fully diluted shares of outstanding common stock of the combined company after giving effect to the transaction.

Appraisal Rights

Shares of Class B Common Stock in respect of which the holders thereof perfect appraisal rights under Virginia law will not be converted into Voting Common Stock and such holders shall be entitled to receive payment of the appraised value of such shares of Class B Common Stock in accordance with Virginia law. For further information on appraisal rights, see “The Transaction – Appraisal Rights” beginning on page 94.

Consideration in the Combination Merger

At the effective time of the combination merger:

●	each outstanding share of Young’s common stock will be converted into the right to receive 730.6171 shares of Voting Common Stock;

●

each issued and outstanding warrant to purchase shares of Young’s class A common stock will be converted into the right to receive 730.6171 shares of Voting Common Stock for each share of Young’s class A common stock subject to issuance under such warrants.

Media General expects to issue approximately 60.2 million shares of its Voting Common Stock to the Young equityholders in connection with the combination merger, representing approximately 67.5% of the fully diluted shares of outstanding common stock of the combined company after giving effect to the transaction. However, each Young equityholder will have the option to receive shares of Non-Voting Common Stock for all or a portion of the shares of Voting Common Stock that the holder was otherwise entitled to receive (substituting shares of Non-Voting Common Stock for shares of Voting Common Stock on a one-for-one basis).

The Young equityholders may seek appraisal rights under Delaware law with respect to their shares of Young’s common stock and, if such rights are perfected, such equityholders will be entitled to receive payment of the appraised value of such shares in accordance with Delaware law instead of receiving shares of common stock in connection with the combination merger. However, Young equityholders holding approximately 94.5% of the outstanding equity of Young have already consented to the transaction and waived such appraisal rights in writing.

Young does not have any outstanding stock options or other stock-based awards.

Treatment of Company Stock Options and Other Stock-Based Awards

At the effective time of the reclassification merger, each stock option of Media General outstanding immediately prior to such time will become an option to purchase the same number of shares of Voting Common Stock equal to the number of shares of Class A Common Stock subject to such stock option, on the same terms and conditions as applied to such stock option immediately prior to the effective time of the reclassification merger (including applicable vesting, exercise and expiration provisions).

At the effective time of the reclassification merger, each share of restricted stock of Media General and other awards or benefits measured by the value of a number of shares of Class A Common Stock (including restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents) will become an award on the same terms and conditions applicable to such restricted stock or other award immediately prior to the effective time of reclassification merger with respect to the number of shares of Voting Common Stock that is equal to the number of shares of Class A Common Stock subject to such award.

Certain Representations and Warranties

The merger agreement contains customary representations and warranties made by Media General and Young to each other. The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract among Media General, Young and the merger subsidiaries and may be subject to important qualifications and limitations agreed to by Media General and Young in connection with negotiating the terms of the merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Media General in the merger agreement are qualified by the information disclosed by Media General with the SEC on or after January 1, 2012 and prior to the date of the merger agreement, excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to Stockholders and in some cases may be qualified by disclosures made by one party to the other in disclosure letters delivered by such party to the other, which are not necessarily reflected in the merger agreement or were used for the purpose of allocating risk between Media General and Young rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in the merger agreement may have changed since the date of the merger agreement, which may or may not be fully reflected in Media General’s public disclosures. Media General will provide additional disclosure in its public reports to the extent that it is aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement, and will update such disclosure as required by federal securities laws. The representations and warranties in the merger agreement do not survive the closing of the transaction. For the foregoing reasons, you should not rely on the representations and warranties in the merger agreement as statements of factual information. Some of the more significant representations and warranties that Media General and Young each made to the other relate to:

●	valid existence, good standing and corporate authority to conduct business, including with respect to its subsidiaries;

●	corporate authority to enter into the merger agreement and other agreements contemplated by the transaction, and to consummate such transaction;

●	approval of the merger agreement and the transaction by its Board of Directors;

●	capital stock, stock options and other equity interests;

●

absence of conflict with or breach of organizational documents, certain agreements and applicable law resulting from the execution and delivery of the merger agreement and the consummation of the transaction;

●	required governmental approvals;

●	financial statements;

●	broker’s fees;

●	absence of certain changes or events;

●	litigation;

●	taxes;

●	employee benefits and labor matters;

●	compliance with applicable laws and possession of necessary permits and licenses;

●	existence and validity of, and compliance with, material contracts;

●	absence of certain undisclosed liabilities;

●	interests in real property;

●	compliance with environmental laws and other environmental matters;

●	inapplicability of state anti-takeover statutes and rights agreements;

●	internal controls and procedures;

●	insurance;

●	intellectual property;

●	transactions with related parties;

●	information supplied for inclusion in filings and notices;

●	compliance with anti-bribery laws, including the Foreign Corrupt Practices Act;

●	the Stockholder votes required to approve the merger agreement and the transactions contemplated by the merger agreement;

●	matters related to multi-channel video programming distributors;

●	opinions of financial advisors; and

●	ownership of the other party’s equity securities.

In addition, Media General has made representations to Young relating to its SEC filings.

For purposes of the merger agreement, a “material adverse effect” with respect to a party and its subsidiaries is defined to mean a material adverse effect on the business, financial condition or results of operations of the party and its subsidiaries taken as a whole. However, for purposes of determining whether there has been or there is reasonably likely to be a material adverse effect with respect to a party and its subsidiaries, the results of the following events or changes are not taken into account:

●

the failure to meet any internal or external projections, forecasts or estimates of earnings, revenues or other metrics for any period, except that any event or change causing such failure may be taken into account;

●	with respect to Media General, any change in the market price or trading volume of its Class A Common Stock, except that any event or change causing such failure may be taken into account;

●

any changes that generally affect the industries or markets in which the party and its subsidiaries operate (except to the extent that the party is materially and disproportionately affected as compared with other participants in the broadcast industry in the geographic markets in which the party operates, but only to the extent of such disproportionality);

●

changes generally in economic or financial markets, including changes in interest or exchange rates, regulatory or political conditions or in applicable laws or GAAP (except to the extent that the party is materially and disproportionately affected as compared with other participants in the broadcast industry in the geographic markets in which the party operates, but only to the extent of such disproportionality);

●

changes due to war or acts of terrorism (except to the extent that the party is materially and disproportionately affected as compared with other participants in the broadcast industry in the geographic markets in which the party operates, but only to the extent of such disproportionality);

●

the announcement or pendency of the merger agreement or the transaction or the identity of the other party or any of its affiliates or actions taken by the other party and the impact thereof on such party’s relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC;

●	the taking of any action required by, or failure to take any action prohibited by, the merger agreement or at the written request or with the prior written consent of the other party; and

●

earthquakes, hurricanes, floods or other natural disasters (except to the extent that the party is materially and disproportionately affected as compared with other participants in the broadcast industry in the geographic markets in which the party operates, but only to the extent of such disproportionality).

Conduct of Media General’s and Young’s Businesses Pending the Transaction

Prior to the closing of the transaction, except as expressly permitted by the merger agreement or unless otherwise consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of Media General and Young has agreed that it shall, and shall cause its respective subsidiaries to, conduct its business in all material respects in the ordinary course and use its reasonable best efforts to maintain its FCC licenses and rights of it and its subsidiaries thereunder and to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties.

Unless otherwise permitted under the merger agreement, or to the extent the other party otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), each of Media General and Young has generally agreed that it will not:

●	declare or pay any dividends or make any distributions with respect to any of its capital stock or other equity securities (other than intercompany dividends and distributions);

●

split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize any other securities in respect of shares of its capital stock or other equity interests;

●	purchase, redeem or otherwise acquire any shares of its capital stock or other equity interests (other than intercompany purchases or redemptions);

●

issue, deliver, sell, pledge or otherwise encumber or subject to any lien (other than certain permitted liens), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except (i) with respect to Young, issuances of Young class A common stock pursuant to the exercise of warrants for the purchase of Young class A common stock, and (ii) with respect to Media General, grants and awards of stock options and other stock based awards as permitted by the merger agreement;

●	amend its organizational documents or any organizational documents of any of its subsidiaries;

●

(i) acquire or agree to acquire, through a merger or otherwise, any other person or entity, or (ii) outside the ordinary course of business, otherwise acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $25 million (provided that any related party transactions will require the consent of the other party);

●

sell, lease, license, subject to any lien (other than certain permitted liens), or otherwise dispose of any of its properties or assets (including intellectual property), other than in the ordinary course of business without material effect to the business of such party and its subsidiaries (in no event may such party or any of its subsidiaries participate in any spectrum auction involving the sale of such party’s spectrum);

●	incur any indebtedness, except for borrowings under such party’s existing credit facility in the ordinary course of business;

●

make any loans, advances or capital contributions to, or investments in, any person or entity other than such party or its wholly owned subsidiaries and ordinary course advances and reimbursements to employees;

●	change in any respect its accounting methods or principles, except as required by changes in GAAP or applicable law or change an annual accounting period;

●

make, change or revoke any material tax election, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material taxes, amend any material tax return, enter into any closing agreement with any governmental entity regarding material taxes or surrender any claim for a refund of material taxes;

●

other than in the ordinary course of business consistent with past practice, terminate, amend, enter into or renew any material contract, or waive, release or assign any rights or claims under a material contract, except for the termination of any material contract pursuant to its terms;

●

modify or accede to the modification of any of its FCC licenses if doing so is reasonably likely to be materially adverse to the interests of the combined company and its subsidiaries in the operation of television broadcast stations or fail to provide the other party with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of such party’s FCC licenses reasonably in advance of filings with the FCC;

●

apply to the FCC for any construction permit that would restrict the party’s stations’ operations or make any material change in the assets of the party’s stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain effective transmission of the party’s station signals within such station’s service area;

●

make or authorize any new capital expenditures other than pursuant to the party’s capital expenditure budget or any other capital expenditures to address exigent circumstances after consultation with the other party;

●	except to the extent required by a party’s benefit plans, labor agreements or employment agreements:

o

grant or pay any increase in severance or termination pay, compensation or benefits of any current or former Director, officer or employee (except in the ordinary course of business and consistent with past practice to employees that are not Directors or senior managers);

o

grant or award any stock options or other stock-based awards (except that Media General may (i) grant options to purchase up to 225,000 shares or grant up to 57,000 shares of restricted stock in the ordinary course of business to employees that are not Directors or senior managers and previously received such grant, and (ii) issue deferred stock units to Directors in the ordinary course);

o	accelerate the payment, funding or vesting of any benefit provided to any current or former Director officer or employee; or

o	enter into, waive, adopt or modify any benefit plan, labor agreement or employment agreement (except in the ordinary course of business and consistent with past practice),

provided that, if the transaction is not completed by December 1, 2013, a party may increase the base salary of its senior managers by 5% and:

o	in the case of Young, grant cash-based annual incentive awards to senior managers, subject to certain limits; or

o	in the case of Media General if the transaction is not completed by January 31, 2014, grant equity-based awards and cash-based annual incentive awards to senior managers, subject to certain limits;

●	acquire any shares of capital stock of the other party or any other equity securities of the other party;

●	adopt or enter into a plan of complete or partial liquidation, dissolution or other reorganization;

●

pay, discharge or settle any litigation, arbitration, proceeding or claim which would reasonably be expected to limit or restrict the operation of its business or that of the combined company in any material respect, or would require the payment of an amount in excess of $500,000 in the aggregate; or

●	agree to take, make any commitment to take, or cause its Board of Directors to adopt any resolutions in support of, any such actions listed above.

Restrictions on Media General’s and Young’s Solicitation of Acquisition Proposals

Media General and Young are required to immediately cease all existing discussions with any other person relating to alternative acquisition proposals or acquisition inquiries. In addition, each of Media General and Young have agreed that it will not and will cause its respective subsidiaries not to and will use its reasonable best efforts to cause its and its subsidiaries’ representatives not to, directly or indirectly:

●	solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any acquisition proposal or acquisition inquiry with respect to such party;

●	furnish any information regarding it or any of its subsidiaries to any person in connection with or in response to an acquisition proposal or acquisition inquiry with respect to such party;

●	engage in discussions or negotiations with any person relating to any acquisition proposal or acquisition inquiry with respect to such party;

●	approve, endorse or recommend any acquisition proposal or acquisition inquiry with respect to such party;

●	in the case of Young, withdraw or propose to withdraw its approval and recommendation of the merger agreement and the transaction; or

●

enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than, in the case of Media General, a confidentiality agreement as discussed below) for any alternative transaction with respect to such party.

Notwithstanding the foregoing, if Media General receives a bona fide unsolicited written acquisition proposal, not resulting from a violation of the non-solicitation covenants in the merger agreement, prior to receiving the approval of the transaction by its Stockholders, Media General may contact the person making such proposal to clarify the terms and conditions of such proposal. In addition, Media General may (i) provide information to such person following such person’s execution of a confidentiality agreement no less restrictive than the confidentiality agreement executed by Young and (ii) enter into negotiations with such person regarding such person’s acquisition proposal, provided that:

●	such acquisition proposal did not result from a breach of Media General’s non-solicitation obligations in the merger agreement;

●

Media General’s Board of Directors determines in its good faith judgment, after consulting with outside counsel and nationally recognized third party financial advisors, that such acquisition proposal constitutes or would reasonably be expected to lead to a superior offer for Media General (assuming the support of the holders of the Class B Common Stock);

●	failing to take such actions would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law; and

●

Media General must give Young notice prior to taking any such actions and, within 48 hours, provide Young with any non-public information provided to such persons making an acquisition proposal not previously provided to Young.

Media General’s Board of Directors may not (i) modify or withdraw its recommendation of the merger agreement and the transaction in a manner adverse to Young, (ii) approve or recommend, or propose publicly to approve or recommend, or take a neutral position with respect to, an alternative acquisition proposal for Media General or (iii) approve or recommend, or propose publicly to approve or recommend, or cause Media General or its subsidiaries to enter into any agreement in respect of an acquisition proposal for Media General (other than a confidentiality agreement in compliance with the merger agreement). However, the Board of Directors may change its recommendation (other than in connection with an acquisition proposal) prior to Media General receiving the approval of the transaction by its Stockholders if the Board of Directors determines in its good faith judgment, after consulting with outside counsel, that failing to take such action would be reasonably likely to be inconsistent with the board’s fiduciary duties under applicable law. Media General must provide Young with three business days prior written notice of such action.

Media General and Young must each promptly advise, in the case of Media General within 48 hours, the other of any acquisition proposal or acquisition inquiry made with respect to such party, including the identity of the person making such proposal or inquiry and the terms thereof, prior to the termination of the merger agreement. In addition, Media General must keep Young informed on a current basis regarding the material developments in status and terms related to an acquisition proposal or acquisition inquiry, including whether such proposal or inquiry has been withdrawn or rejected and any material changes to the terms thereof.

An “acquisition inquiry” means an inquiry, indication of interest or request for nonpublic information from a third party that could reasonably be expected to lead to an acquisition proposal.

An “acquisition proposal” means any offer or proposal of a third party contemplating or otherwise relating to any transaction or possible transaction or series of related transactions with a person or group (as defined in the Exchange Act) concerning any:

●

merger, consolidation, business combination, share exchange, joint venture or similar transaction involving Media General or Young, as applicable, or any of their subsidiaries, pursuant to which such person or group would own 15% or more of the consolidated assets, revenues or net income of Media General or Young, as applicable, and its subsidiaries, taken as a whole;

●

sale, lease, license or other disposition of assets of Media General or Young, as applicable, (including equity interests of any of its subsidiaries) or any subsidiary of Media General or Young, as applicable, representing 15% or more of the consolidated assets, revenues or net income of Media General or Young, as applicable, and its subsidiaries, taken as a whole;

●

issuance or sale or other disposition of equity interests representing (i) 15% or more of the issued and outstanding equity securities of Media General or Young, as applicable, or (ii) with respect to Media General, 50% or more of the issued and outstanding Class B Common Stock;

●

transaction or series of transactions in which any person or group would acquire beneficial ownership or the right to acquire beneficial ownership of equity interests representing (i) 15% or more of the issued and outstanding equity securities of Media General or Young, as applicable, or (ii) with respect to Media General, 50% or more of the issued and outstanding Class B Common Stock; or

●	any combination of the foregoing.

A “superior offer” for Media General means a bona fide written acquisition proposal (except that references in the definition of acquisition proposal to “15%” shall be replaced by “50%”) with respect to Media General that is determined by its Board of Directors, in its good faith judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the acquisition proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to Media General’s Stockholders than the transaction contemplated by the merger agreement (taking into account any revisions proposed by Young to the merger agreement and other transaction documents) and (ii) is reasonably expected to be consummated.

Change of Recommendation by Media General’s Board of Directors in Connection with a Superior Offer

Media General’s Board of Directors may change its recommendation in connection with a superior proposal if, prior to the approval of the transaction by Media General’s Stockholders:

●

Media General receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Media General’s and Young’s Solicitation of Acquisition Proposals” above;

●

Media General’s Board of Directors determines in its good faith judgment, after consulting with its outside legal counsel and nationally recognized third party financial advisors, that such acquisition proposal constitutes a superior offer for Media General (assuming the support of the holders of its Class B Common Stock);

●	Media General provides three business days prior notice to Young that it intends to take such action and the reasons for such action;

●

to the extent requested by Young during the applicable notice period, Media General negotiates in good faith with Young with respect to any revisions to the merger agreement or the transaction documents so that such acquisition proposal ceases to constitute a superior offer; and

●

Media General’s Board of Directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside legal counsel and nationally recognized third party financial advisors, that such acquisition proposal constitutes a superior offer (assuming the support of the holders of the Class B Common Stock) and that the failure to take such action would reasonably be likely to be inconsistent with the board’s fiduciary duties under applicable law.

Young may terminate the merger agreement following a change of recommendation by Media General’s Board of Directors, and in such event, Media General will be required to pay Young a termination fee of $12 million.

Termination by Media General in Connection with a Superior Offer

Media General may terminate the merger agreement to enter into an agreement for a superior proposal if, prior to the approval of the transaction by Media General’s Stockholders:

●

Media General receives a bona fide unsolicited acquisition proposal that did not result from a violation of the restrictions described in “Restrictions on Media General’s and Young’s Solicitation of Acquisition Proposals” above;

●

Media General’s Board of Directors determines in its good faith judgment, after consulting with its outside counsel and nationally recognized third party financial advisors, that such acquisition proposal constitutes a superior offer for Media General;

●	Media General provides three business days prior notice to Young that it intends to take such action and the reasons for such action;

●

to the extent requested by Young during the applicable notice period, Media General negotiates in good faith with Young with respect to any revisions to the merger agreement or the transaction documents so that such acquisition proposal ceases to constitute a superior offer;

●

Media General’s Board of Directors continues to believe, following any such negotiations with respect to revisions, in its good faith judgment, after consulting with its outside counsel and nationally recognized third party financial advisors, that such acquisition proposal constitutes a superior offer and that the failure to take such action would reasonably be likely to be inconsistent with the board’s fiduciary duties under applicable law; and

●	Media General pays Young a termination fee of $12 million upon termination.

Director and Officer Indemnification and Insurance

Media General, as the entity surviving the reclassification merger, and Merger Sub 3, as the entity surviving the conversion merger of Merger Sub 3 and Young, will indemnify and hold harmless all past and present Directors and officers of Media General and Young following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or Young, a government entity or any other person, for acts or omissions occurring at or prior to such closing (including in connection with the approval of the merger agreement and the closing of the transaction), and advance to such persons their legal costs and other expenses, subject to an undertaking by any such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Media General and Young agreed that all rights to indemnification from liabilities for acts or omissions occurring at or prior to the combination merger existing prior thereto in favor of the current or former Directors and officers of Media General and Young will survive the transaction. For six years following the closing of the transaction, the organizational documents of the combined company shall contain indemnification provisions no less favorable to the Directors and officers of Media General and Young, as applicable, than those existing prior to closing of the transaction.

Media General and Young may each purchase a six-year period “tail” insurance policy of at least the same coverage and amounts and containing provisions no less favorable to the Directors and officers of Media General and Young, as applicable, as such company’s existing insurance policy, provided that the premium for any such tail policy shall not exceed 300% of the aggregate annual amounts currently paid by Media General or Young, as applicable, for such insurance. If either Media General or Young (or both) do not purchase a tail policy prior to the closing of the transaction, the combined company will purchase a tail policy with respect to each of Media General and/or Young, provided that the premium for any such tail policy shall not exceed 300% of the aggregate annual amounts currently paid by Media General or Young, as applicable, for such insurance.

Employee Benefits

After the closing of the transaction, the employees of Media General and its subsidiaries and the employees of Young and its subsidiaries that become or that continue to be employees of the combined company and its subsidiaries will continue to participate and have coverage (or be offered participation and coverage) in Media General’s and Young’s respective benefits plans or in the benefit plans adopted or implemented by the combined company or its subsidiaries following closing of the transaction. For purposes of eligibility, vesting and benefit accruals, continuing Media General and Young employees enrolled in any benefit plan implemented by the combined company shall be credited service to the same extent service was credited under the analogous Media General or Young benefit plan (except such service credit shall not apply with respect to benefit accruals for defined benefit plans or plans which provide post-retirement health or welfare benefits). The combined company and its subsidiaries have agreed to honor the accrued and vested obligations of Media General and Young and their subsidiaries under such benefit plans.

To the extent that any employee of Media General becomes eligible to participate in a benefit plan of Young, or any employee of Young becomes eligible to participate in a benefit plan of Media General, the combined company shall cause each plan to waive any preexisting condition limitations to the extent that such conditions are covered under the plans of Media General or Young, as applicable, honor deductibles and co-payment expenses incurred by such employees prior to participation, and waive any waiting period limitations, to the extent that any such employee of Media General or Young had satisfied any similar limitation or requirement under an analogous medical, dental or health care insurance plan of Media General or Young, as applicable.

Other Covenants and Agreements

Stockholders Meeting

As promptly as practicable, Media General will hold a duly called meeting of its Stockholders to consider and vote on the approval of the amendment to Media General’s Articles of Incorporation, the merger agreement, and the issuance of shares of Media General’s common stock in connection with the reclassification merger and the combination merger. After receiving the necessary approvals of its Stockholders with respect to the amendment to Media General’s Articles of Incorporation and such issuance of shares, Media General will adjourn the meeting and file the amendment to its Articles of Incorporation with the State Corporation Commission of the Commonwealth of Virginia. Once such amendment has been filed and becomes effective, Media General will reconvene the meeting to consider and vote on the reclassification merger.

Unless the merger agreement is terminated, Media General’s obligation to hold a meeting of its Stockholders will not be affected by the announcement of any acquisition inquiry or acquisition proposal for Media General, and Media General will not submit any acquisition proposal (other than the transaction) to the vote of its Stockholders.

Efforts to Consummate the Transaction

Media General and Young each agreed to use reasonable best efforts, in connection with the transaction, to:

●	obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of any governmental entity or other third party;

●	make as promptly as practicable all necessary filings and submissions with any governmental entity or other third party;

●

avoid a suit, objection, proceeding or investigation, whether judicial or administrative and whether brought by a governmental entity or any other third party challenging the merger agreement or the transaction or that would materially impede or delay the consummation of the transaction;

●

avoid the entry of, or effect the dissolution of, any injunction, temporary restraining order or other order in any proceeding or investigation challenging the merger agreement or the transaction or that would materially impede or delay the consummation of the transaction;

●

cooperate with the other party in determining which filings are required to be made prior to the closing with, and which material consents and approvals are required to be obtained prior to the closing from, governmental entities or other third parties in connection with the merger agreement and the transaction; and

●	cause the conditions to the transaction to be satisfied and all actions necessary to consummate the transaction to be taken.

Notwithstanding the foregoing, the obligations of Media General and Young to use reasonable best efforts in connection with the transaction will not be construed to require Media General, Young or any of their respective affiliates to take any action, or agree to take any action, or agree to any restrictions on freedom of action with respect to the ability of such party to retain, or make changes in, any of its businesses, assets, licenses, services or operations that, individually or in the aggregate, are reasonably likely to have a material adverse effect on the financial condition, business or results of operations of the combined company.

Refinancing

Media General and Young must each use commercially reasonable efforts to obtain and consummate a refinancing of the credit facilities and certain other debt of each party and of certain third parties for whom Young provides shared services in connection with the closing of the transaction. The closing of the transaction is not conditioned upon the completion of any such refinancing.

Transaction Litigation

Media General and Young must each promptly notify the other of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against it or its officers or Directors in connection with the merger agreement and the transaction. Media General and Young will cooperate in the defense of such matters and not settle any such matters without the consent of the other party.

Media General’s 2014 Annual Meeting

Media General may not hold its Annual Meeting for the 2014 calendar year or call a Special Meeting of its Stockholders for the purpose of electing Directors prior to either the completion of the transaction or the termination of the merger agreement.

Advice of Changes

Media General must promptly advise Young of any change or event that (i) could have a material adverse effect on Media General, or (ii) it believes would or would be reasonably likely to cause a material breach of any of Media General’s representations and warranties or covenants contained in the merger agreement. Young must promptly advise Media General of any change or event that (i) could have a material adverse effect on Young, or (ii) it believes would or would be reasonably likely to cause a material breach of any of Young’s representations and warranties or covenants contained in the merger agreement. A failure by either party to advise the other of such change or event does not affect the representations and warranties or covenants contained in the merger agreement and does not independently constitute a failure of any condition to closing under the merger agreement.

Tax Matters

Each of Media General and Young must use its reasonable best efforts to:

●

obtain from its counsel a written opinion dated as of the closing date to the effect that, for U.S. federal income tax purposes, the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and any similar opinion to be delivered in connection with the filing of the registration statement of which this proxy statement/prospectus is a part, and deliver a tax representation letter containing representations reasonably necessary or appropriate to enable counsel to Media General and Young to render such opinions; and

●

cause the combination transaction to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and not to, and not permit or cause any affiliate to, take or cause to be taken any action that would cause the combination transaction to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Section 16 Matters

Media General must take all steps as may be necessary to cause the transaction to be exempt under Rule 16b-3 of the Exchange Act.

Conditions to the Transaction

The merger agreement contains customary closing conditions, including the following conditions that apply to the obligations of both Media General and Young to consummate the transaction:

●	expiration or termination of the waiting period under the HSR Act;

●	receipt of all necessary consents from the FCC;

●	absence of any order in effect issued by a U.S. federal or state court of competent jurisdiction preventing the consummation of the transaction;

●	the SEC shall have declared the registration statement of which this proxy statement/prospectus is a part effective and no stop order suspending effectiveness shall have been issued;

●	the amendment to Media General’s Articles of Incorporation shall have been filed, become effective, and be in full force and effect;

●	the shares of Voting Common Stock to be issued in connection with the transaction shall be approved for listing on the NYSE, subject to an official notice of issuance;

●	third-party consents under certain material contracts shall have been obtained;

●

the accuracy of the representations and warranties of the other party (with certain exceptions for inaccuracies that are de minimis or would not reasonably be expected to have a material adverse effect on the party making such representations and warranties) and receipt of an officer’s certificate to that effect;

●	the performance in all material respects by the other party of its covenants in the merger agreement and receipt of an officer’s certificate to that effect;

●

receipt of a written opinion from its legal counsel to the effect that for U.S. federal income tax purposes the combination transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code; and

●	no material adverse effect on the other party shall have occurred since June 5, 2013 and the receipt of an officer’s certificate to that effect.

Termination

The merger agreement may be terminated at any time prior to the consummation of the transaction:

●	by mutual consent of Media General and Young in a written instrument;

●

by either Media General or Young if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable order permanently prohibiting or making the transaction unlawful, provided that the terminating party must have complied with certain of its obligations under the merger agreement with respect to such order;

●

by either Media General or Young if the closing of the transaction has not occurred on or before June 5, 2014, unless the failure to close by such date is due to the failure of the terminating party to perform its covenants and agreements contained in the merger agreement;

●

by Media General if the closing conditions relating to the accuracy of Young’s representations and warranties or fulfillment of Young’s covenants cannot be satisfied due to a breach by Young of its representations and warranties or covenants contained in the merger agreement, which breach is not cured within 30 days of notice of such breach or by its nature or timing cannot be cured prior to June 5, 2014;

●

by Young if the closing conditions relating to the accuracy of Media General’s representations and warranties or fulfillment of Media General’s or the merger subsidiaries’ covenants cannot be satisfied due to a breach by Media General of its representations and warranties or covenants contained in the merger agreement, which breach is not cured within 30 days of notice of such breach or by its nature or timing cannot be cured prior to June 5, 2014;

●

by either Media General or Young if the Special Meeting of Media General’s Stockholders (including any adjournments and postponements thereof) is held and completed and all of the Stockholder approvals required with respect to the transaction were not obtained;

●

by Young, at any time prior to the Special Meeting of Media General’s Stockholders, if Media General’s Board of Directors changes its recommendation, as further described in “Change of Recommendation of Media General’s Board of Directors in Connection with a Superior Offer” above, or fails to reaffirm its recommendation within 10 business days after Young’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) becoming public; or

●

by Media General, at any time prior to the Special Meeting of Media General’s Stockholders, in order to enter into a definitive agreement to accept a superior offer as further described in “Termination by Media General in Connection with a Superior Offer” above.

Termination Fee

Media General must pay Young a termination fee of $12 million if:

●

Media General terminates the merger agreement to enter into an agreement with respect to a superior offer or Young terminates the merger agreement upon a change of recommendation by Media General’s board, as described in “Termination or Change of Recommendation by Media General in Connection with a Superior Offer” above;

●

Young terminates the merger agreement because Media General’s Board of Directors fails to reaffirm its recommendation within 10 business days after Young’s request to do so following an acquisition proposal (or an intention to make an acquisition proposal) becoming public;

●

Media General or Young terminates the merger agreement because the transaction has not been consummated by June 5, 2014 and (i) prior to such termination an acquisition proposal with respect to Media General shall have been made (or any person shall have advised Media General of its bona fide intention to make an acquisition proposal) and (ii) on or prior to the first anniversary of such termination Media General enters into a definitive agreement with respect to, completes, or its Board of Directors recommends an acquisition transaction;

●

Media General or Young terminates the merger agreement because Media General’s Stockholders do not approve the transaction and (i) prior to the Special Meeting of Media General’s Stockholders an acquisition proposal with respect to Media General shall have been publicly made (or any person shall have publicly announced its bona fide intention to make an acquisition proposal) and such acquisition proposal or intention has not been withdrawn prior to such Special Meeting and (ii) on or prior to the first anniversary of such termination Media General enters into a definitive agreement with respect to, completes, or its Board of Directors recommends an acquisition transaction;

●

Young terminates the merger agreement due to a breach by Media General of certain of its representations and warranties or covenants and (i) prior to such termination an acquisition proposal with respect to Media General shall have been made (or any person shall have advised Media General of its bona fide intention to make an acquisition proposal) and (ii) on or prior to the first anniversary of such termination Media General enters into a definitive agreement with respect to, completes, or its Board of Directors recommends an acquisition transaction.

Notwithstanding the foregoing, if an acquisition proposal referred to in the preceding three items is announced prior to the Special Meeting or made known to Media General prior to the termination of the merger agreement, and such acquisition proposal relates solely to the acquisition of 50% or more of the issued and outstanding Media General’s Class B Common Stock, Media General will only be required to pay Young the termination fee if, on or prior to the first anniversary of such termination, Media General enters into a definitive agreement with respect to, completes, or its Board of Directors recommends an acquisition transaction with respect to such acquisition proposal.

Expenses

Other than as described above in “Termination Fee,” whether or not the transaction is consummated, all costs and expenses incurred in connection with the merger agreement and the consummation of the transaction will be borne by the party incurring such expenses, except that the fees incurred in connection with the filings made under the HSR Act and with the FCC in connection with the transaction will be borne 50% by Media General and 50% by Young.

Amendment

Subject to applicable law, the merger agreement may be amended at any time by a written instrument signed on behalf of each of the parties to the merger agreement, whether before or after approval by the Stockholders of Media General or Young. Pursuant to the plan of merger, subsequent to the approval of the plan of merger by the Stockholders of Media General, the plan of merger may not be amended to change (i) the consideration to be received by the holders of Class A and Class B Common Stock in connection with the reclassification merger, (ii) the Articles of Incorporation of Media General or (iii) any other term in a manner that would adversely affect any Stockholder of Media General in any material respect.

Extension of Time and Waiver

At any time prior to the effective time of the combination merger, the parties may:

●	extend the time for the performance of any of the obligations of the other party;

●	waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement; and

●	waive compliance with any of the agreements of the other party or conditions contained in the merger agreement.

An extension or waiver or failure to insist on strict compliance with an obligation, covenant or agreement in the merger agreement shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Description of the Bryan Voting Agreement

This section of the proxy statement/prospectus describes certain material terms of the voting agreement entered into by certain Stockholders of Media General. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire voting agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Media General, Young, the Media Trust and J. Stewart Bryan, III, who we refer to as the “Bryan stockholders,” entered into a voting agreement, which we refer to as the “Bryan voting agreement.” As of March 1, 2013, the Bryan stockholders held (in the aggregate) approximately 85% of the outstanding shares of Media General’s Class B Common Stock and approximately 1.8% of the outstanding shares of Media General’s Class A Common Stock.

Pursuant to the terms of the Bryan voting agreement, prior to the earlier of the effective time of the combination merger or the termination of the merger agreement the Bryan stockholders agreed to vote or execute consents with respect to the shares of Media General’s Class A Common Stock and Class B Common Stock owned by them (i) in favor of the approval and adoption of the merger agreement and the transaction and (ii) against any acquisition proposal made prior to the termination of the merger agreement or transaction that would reasonably be expected to prevent, delay or adversely affect the mergers or the transaction. In addition, without the prior written consent of Young, the Bryan stockholders will not transfer any shares of Class A Common Stock or Class B Common Stock held by them prior to the earlier of the combination merger or the termination of the merger agreement. The Bryan stockholders also agreed not to (and to use reasonable best efforts to cause their respective representatives not to) prior to the earlier of the combination merger or the termination of the merger agreement, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for Media General, (ii) furnish information regarding Media General or any of its subsidiaries in connection with any acquisition inquiries or acquisition proposals for Media General, (iii) engage in discussions or negotiations with any person with respect to any acquisition inquiries or acquisition proposals for Media General, or (iv) enter into any agreement with respect to any acquisition inquiries or acquisition proposals for Media General. However, if Media General engages in any of the foregoing actions and the Board of Directors of Media General determines that such actions are in compliance with the merger agreement, the Bryan Stockholders and their representatives may participate in such actions.

The Bryan voting agreement automatically terminates upon the earlier of (i) the effective time of the combination merger and (ii) the termination of the merger agreement in accordance with its terms. In addition, any Bryan stockholder may terminate the Bryan voting agreement upon (a) the amendment of the merger agreement without the Bryan stockholders’ consent in a manner that adversely affects the consideration to be received by Media General’s Stockholders in connection with the transaction or (b) a change of recommendation by Media General’s Board of Directors with respect to the transaction in a manner adverse to Young.

Description of the Young Equityholders’ Voting Agreement

This section of the proxy statement/prospectus describes certain material terms of the voting agreement entered into by certain equityholders of Young. The following summary is qualified in its entirety by reference to the complete text of such voting agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire voting agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Media General, Young, the Secretary of Young and certain equityholders of Young party thereto entered into a voting agreement, which we refer to as the “Young voting agreement.” Subsequent to such date, additional Young equityholders became a party to the Young voting agreement.

Pursuant to the terms of the Young voting agreement, Young equityholders holding approximately 94.5% of the outstanding equity of Young have executed and delivered to Young written consents with respect to the shares of Young’s common stock and warrants to purchase Young’s class A common stock owned by such equityholders to the approval and adoption of the merger agreement and the transaction. These Young equityholders also agreed to vote or execute consents against any acquisition proposal made prior to the termination of the merger agreement or transaction that would reasonably be expected to prevent, delay or adversely affect the mergers or the transaction. In addition, the Young equityholders agreed not to transfer any shares of Young’s common stock held by them prior to the earlier of the combination merger or the termination of the merger agreement other than (i) pursuant to the merger agreement in accordance with its terms, (ii) with the prior written consent of Media General and (iii) transfers to persons agreeing to be bound by the Young voting agreement and meeting certain other requirements. The Young equityholders also agree not to (and to use reasonable best efforts to cause their respective representatives not to) prior to the earlier of the combination merger or the termination of the merger agreement, directly or indirectly: (i) solicit any acquisition inquiries or acquisition proposals for Young, (ii) furnish information regarding Young or any of its subsidiaries in connection with any acquisition inquiries or acquisition proposals for Young, (iii) engage in discussions or negotiations with any person with respect to any acquisition inquiries or acquisition proposals for Young or (iv) enter into any agreement with respect to any acquisition inquiries or acquisition proposals for Young.

These Young equityholders also agreed that, effective as of immediately prior to the effective time of the combination merger, the Lender Warrant Agreement, dated as of June 24, 2010, by and between Young and the warrant agent thereunder, will be automatically amended such that each warrant to purchase shares of Young’s class A common stock will be converted in the combination merger, without any payment of the exercise price, into the right to receive common stock of Media General in accordance with the terms of the merger agreement.

These Young equityholders also consented to the amendment and restatement of the Registration Rights Agreement, dated as of June 24, 2010, by and among Young and the Young equityholders party thereto. As amended and restated, such registration rights agreement provides certain registration rights to such Young equityholders, following the closing of the transaction, with respect to the shares of Media General’s common stock received by them in connection with the combination merger. See “Description of the Registration Rights Agreement” below.

The Young voting agreement automatically terminates upon the earlier of (i) the effective time of the combination merger and (ii) the termination of the merger agreement in accordance with its terms. In addition, any Young equityholder may terminate the Young voting agreement upon the amendment of the merger agreement without the consent of these Young equityholders in a manner that adversely affects the consideration to be received by them in connection with the transaction.

Description of the Standstill and Lock-Up Agreement

This section of the proxy statement/prospectus describes certain material terms of the standstill and lock-up agreement. The following summary is qualified in its entirety by reference to the complete text of the standstill and lock-up agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire standstill and lock-up agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Standard General Fund L.P. and Standard General Communications, LLC, which we collectively refer to as “Standard General,” and Media General entered into a standstill and lock-up agreement, which we refer to as the “standstill and lockup agreement”.

Pursuant to the terms of the standstill and lock-up agreement, from the closing of the transaction until the six-month anniversary thereof, Standard General agreed not to (and agreed to cause certain related persons not to) transfer (or grant any option or right to purchase) any shares of the combined company’s common stock.

From and after the closing of the transaction, Standard General agreed not to (and agreed to cause certain related persons not to) transfer or grant any option or right to purchase any shares of the combined company’s common stock if, to Standard General’s knowledge (after inquiry), after giving effect to such transfer, any person or group would beneficially own 15% or more of the outstanding shares of the combined company’s common stock, except for certain transfers, including (i) after the six-month anniversary of the closing date of the transaction, transfers to underwriters in connection with a public offering pursuant to the registration rights agreement and certain brokers’ transactions, (ii) tenders into a tender or exchange offer by an unaffiliated third party or in connection with a merger, share exchange or similar transaction, in each case, on the same terms applicable to other holders of the combined company’s common stock and (iii) certain transfers to Standard General’s affiliates.

Prior to the closing of the transaction, Standard General agreed not to (and to cause certain related persons not to):

●	purchase or acquire shares of the capital stock of Media General;

●

purchase or acquire shares of the common stock or warrants to purchase common stock of Young if, after giving effect to such purchase or acquisition, Standard General and certain related persons would beneficially own, immediately following the closing, greater than 40% of the outstanding shares of the combined company’s common stock; or

●

except in respect of transfers to certain related investment funds, transfer (or grant any option or right to purchase) any shares of Young’s common stock or warrants to purchase Young’s common stock if, to Standard General’s knowledge (after inquiry), after giving effect to such transfer, any person or group would beneficially own 15% or more of combined company’s common stock following the combination merger.

Without the prior approval of a majority of the independent Directors of the combined company, Standard General agreed not to (and to cause certain related persons not to):

●

acquire, agree to acquire, propose or offer to acquire, or facilitate the acquisition or ownership of, any shares of Media General’s common stock or other securities of the combined company, if, following such acquisition or other action, Standard General and certain related persons would beneficially own, in the aggregate, more than 40% of the outstanding shares of Voting Common Stock;

●

form, join or in any way participate in a group (as defined in the Exchange Act) with respect to any shares of the combined company’s common stock or any other voting securities of the combined company;

●

until the date immediately following the 2017 Annual Meeting of the Stockholders of the combined company, make, or participate or engage in, any solicitation of proxies to vote or call, or seek to call, a meeting of the Stockholders of the combined company or initiate any Stockholder proposal for action by Stockholders of the combined company (provided, that these obligations will not apply in the event that the combined company does not comply with certain obligations set forth in its Articles of Incorporation); or

●

publicly disclose any intention or other plan prohibited by, or inconsistent with, the foregoing restrictions or knowingly assist or encourage or enter into any discussions, negotiations, agreements or arrangements with any other persons in connection with the foregoing.

In the event that, by reason of any repurchase by the combined company of shares of its common stock or otherwise, Standard General and certain related persons hold more than 40% of the ordinary voting power of all shares of the combined company’s common stock, the amount of shares representing more than 40% of such ordinary voting power shall be converted into Non-Voting Common Stock.

Media General also agreed to use its reasonable efforts to cause the 2014 Annual Meeting of the Stockholders of the combined company to be held as soon as reasonably practicable following the closing of the transaction (but not before April 30, 2014).

The standstill and lock-up agreement will continue in effect until the earliest of (i) the agreement of Standard General and a majority of the independent Directors of the combined company to terminate the standstill and lock-up agreement; (ii) a change of control of the combined company; and (iii) such time as Standard General and certain related persons cease to beneficially own, in the aggregate, at least 5% of the outstanding shares of the common stock of the combined company.

Description of the Registration Rights Agreement

This section of the proxy statement/prospectus describes certain material terms of the registration rights agreement. The following summary is qualified in its entirety by reference to the complete text of the registration rights agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire registration rights agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Media General, Young and certain Young equityholders entered into an Amended and Restated Registration Rights Agreement, which we refer to as the “registration rights agreement”.

Pursuant to the terms of the registration rights agreement, the Young equityholders party to such agreement, which we refer to as the “registration rights parties,” will have registration rights with respect to the shares of the common stock of the combined company issued to them in connection with the transaction. Media General is required to file a shelf registration statement on Form S-3 covering shares of the Voting Common Stock of the combined company that will be issued to the registration rights parties in connection with the transactions (and shares of its Voting Common Stock issuable upon conversion of the shares of Non-Voting Common Stock that may be issued to such registration rights parties in connection with the transaction). The registration rights parties may not, except pursuant to an underwritten demand offering or piggyback offering, sell shares under the shelf registration statement during the six-month period starting on the closing date or at any time on or following the one-year anniversary of the closing date.

In addition, the registration rights parties will have the right to demand that the combined company register shares of Voting Common Stock for sale in registered underwritten offerings, subject to certain limitations, including a requirement that no such demand request will be effective if given within six months of the completion of another demand registration, and a requirement that the gross proceeds from the sale of shares in any such demand registration be at least $75 million. The registration rights parties will also have piggyback rights to register the shares of Voting Common Stock held by them in registered underwritten offerings of equity securities conducted by the combined company.

The registration rights parties may not, except pursuant to an underwritten demand offering, sell or otherwise transfer shares of the combined company common stock without the prior written consent of the combined company during the six-month period starting from the closing. Moreover, until the closing of the transaction, the registration rights parties may not enter into swaps and certain other derivative transactions in respect of any capital stock of Media General. Any Young equityholder may opt out of the registration rights agreement at any time prior to the effective time of the combination merger.

The combined company must pay all fees and expenses related to its obligations under the registration rights agreement and the fees of one counsel selected by registration rights parties holding a majority of shares or participating in a demand offering or piggyback offering. In addition, the registration rights agreement provides that the combined company will indemnify the registration rights parties whose shares are covered by a registration statement or prospectus against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in such registration statement or prospectus or other violation of applicable laws that occurred in connection with such registration. Subject to certain caps and restrictions, the registration rights parties whose shares are covered by a registration statement or prospectus will severally indemnify the combined company against losses, claims, damages, liabilities, judgments, costs and expenses arising out of any untrue statement or alleged untrue statement of a material fact or omission or alleged omission of a material fact contained in such registration statement or prospectus to the extent that such untrue statement was made in reliance upon information provided by such registration rights parties.

The combined company may not grant registration rights to any third party which are inconsistent with the rights granted to the registration rights parties under the registration rights agreement without the consent of the registration rights parties holding a majority of the shares subject to registration under the agreement.

The registration rights agreement will terminate on the first date on which no shares of Voting Common Stock held by the registration rights parties subject to registration remain outstanding. The registration rights agreement may not be amended or modified after the closing date without the prior written consent of the combined company and registration rights parties holding at least a majority in number of the shares then outstanding subject to registration. The shares of Voting Common Stock held by the registration rights parties cease to be subject to registration once such shares are (i) registered and sold pursuant to a registration statement, (ii) distributed to the public pursuant to Rule 144 of the Securities Act, (iii) no longer outstanding, (iv) held by the combined company or (v) sold in a private transaction without assigning such seller’s rights under the registration rights agreement. In addition, shares held by a registration rights party that is not an affiliate of the combined company that represent, collectively with such registration rights party’s affiliates, less than 3% of the total outstanding shares of the combined company’s common stock may not be registered under the registration rights agreement following the first demand offering, or, if later, the one-year anniversary of the closing date.

Description of the Credit Letter Agreement

This section of the proxy statement/prospectus describes certain material terms of the credit letter agreement. The following summary is qualified in its entirety by reference to the complete text of the credit letter agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire credit letter agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Media General, BH Finance LLC, which we refer to as “BH Finance,” an affiliate of Berkshire Hathaway, and other lenders under Media General’s credit agreement entered into a letter agreement, which we refer to as the “credit letter agreement.”

Pursuant to the credit letter agreement, BH Finance agreed that (i) Media General’s entering into the merger agreement will not constitute an event of default under the credit agreement, and (ii) in the event that the credit agreement is not refinanced and repaid in full prior to or upon the closing of the transaction, the credit agreement will, subject to the satisfaction of certain conditions, be amended to reflect the post-transaction structure of the combined company and its subsidiaries and to account for Young’s existing secured debt facility.

For a description of Media General’s current credit agreement, including a discussion of the proposed refinancing, see “Description of Media General and Young Debt – Media General – Credit Agreement”.

Description of the Berkshire Hathaway Letter Agreement

This section of the proxy statement/prospectus describes certain material terms of the Berkshire letter agreement. The following summary is qualified in its entirety by reference to the complete text of the Berkshire letter agreement, which is incorporated by reference and filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates. We urge you to read the entire Berkshire letter agreement.

On June 5, 2013, in connection with the execution of the merger agreement, Media General, Berkshire Hathaway and World Media Enterprises Inc. entered into a letter agreement, which we refer to as the “Berkshire letter agreement.”

Pursuant to the terms of the Berkshire letter agreement, each of (i) the Stockholders Agreement, dated as of May 24, 2012, by and among Media General, Berkshire Hathaway, the Media Trust and J. Stewart Bryan III, and (ii) the Registration Rights Agreement, dated as of May 24, 2012, by and between Media General and Berkshire Hathaway, will terminate as of the effective time of the combination merger. The Berkshire letter agreement also amends the Noncompetition and Nonsolicitation Agreement, dated as of June 25, 2012, by and among Media General, Media General Operations, Inc. and World Media Enterprises Inc., as of the effective time of the combination merger to accommodate the transaction.

DESCRIPTION OF MEDIA GENERAL AND YOUNG DEBT

The following summary describes Media General’s indenture, which governs its senior secured notes, and credit agreement, as well as Young’s credit agreement and certain guarantees entered into by Young relating to third party indebtedness, and is qualified in its entirety by reference to those agreements. Media General’s indenture and credit agreement and Young’s credit agreement are each filed as an exhibit to the registration statement on Form S-4 to which this proxy statement/prospectus relates and are each incorporated by reference into this proxy statement/prospectus. This summary may not contain all of the information about the agreements that may be important to you. We encourage you to carefully read each of the agreements in its entirety for a more complete understanding of such agreements.

Media General

Senior Secured Notes

In February 2010, Media General closed a private offering of senior secured notes due 2017. The notes were initially issued in a private offering pursuant to Rule 144A of the Securities Act of 1933, and were subsequently exchanged for identical notes that were registered under the Securities Act and were exempt from registration under state securities laws. The notes have a face value of $300 million, an interest rate of 11 3/4% per annum and were issued at a price equal to 97.690% of their face value. The notes were issued pursuant to an indenture, dated as of February 12, 2010, by and among Media General, the guarantors of the notes and The Bank of New York Mellon, as trustee.

Prior to February 15, 2014, the notes may be redeemed at a price equal to 100% of the principal amount of the notes plus accrued and unpaid interest, plus the “applicable premium” as set forth in the indenture. Beginning on and after February 15, 2014, Media General may redeem the notes at the redemption prices set forth in the indenture, initially 105.875% of par.

The indenture contains certain restrictive covenants including, but not limited to, restrictions on incurrence of indebtedness, liens, payments, investments, mergers, consolidations, liquidations and dissolutions, sales and other dispositions of assets and affiliate transactions. These covenants are subject to a number of exceptions and limitations as described in the indenture. The indenture also includes customary events of default, including certain cross-default and cross-acceleration provisions. The notes are secured pari passu with Media General’s credit agreement with BH Finance (described below) by liens on substantially all of Media General’s assets. As of March 31, 2013, senior secured notes with a face value of $299.8 million were outstanding. These notes were sold at a discount and carried on Media General’s balance sheet at $296 million.

Credit Agreement

In May 2012, Media General entered into a credit agreement with BH Finance LLC, which provided Media General with a $400 million term loan and a $45 million revolving credit facility. The funding of the term loan and an initial draw of the revolving credit facility resulted in cash proceeds to Media General of $382.5 million, which were immediately used to fully repay all amounts outstanding under Media General’s existing credit facility, pay fees and expenses related to the financing and to fund working capital requirements. The term loan was issued at a discount of 11.5%, matures in May 2020 and bears interest at a fixed rate between 9% and 10.5%, depending on Media General’s leverage ratio. The credit facility is secured pari passu with Media General’s existing senior secured notes due 2017 by liens on substantially all of Media General’s assets.

While the credit agreement with BH Finance does not contain financial covenants, there are restrictions on certain activities, including the incurrence of additional debt, repurchase of shares and the payment of dividends. The term loan may be voluntarily repaid prior to maturity, in whole or in part, at a price equal to 100% of the principal amount repaid plus accrued and unpaid interest, plus a premium, which starts at 14.5% and steps down over time, beginning in May 2016. Other factors, such as the sale of assets, may result in a mandatory prepayment or an offer to prepay a portion of the term loan without premium or penalty. Mandatory prepayments associated with Media General’s sale of its newspaper business in 2012 have reduced the outstanding balance of the term loan by approximately $98 million. The term loan and revolving credit facility mature in May 2020 and are guaranteed by Media General’s subsidiaries. The revolving credit facility bears interest at a fixed rate of 10% and is subject to a 2% commitment fee on the unused commitment.

In connection with the execution of the merger agreement, Media General entered into a letter agreement with BH Finance that permits Media General to enter into the merger agreement. In addition, the letter agreement provides that, in the event Media General and Young do not refinance their credit facilities and other debt prior to the closing of the transaction, Media General’s credit agreement will, subject to the satisfaction of certain conditions, be amended at the closing to permit the closing of the transaction and to reflect the post-transaction structure of the combined company. For a further description of the letter agreement, see “The Agreements – Description of the Credit Letter Agreement” beginning on page 119.

As of March 31, 2013, Media General’s term loan under the credit agreement had a face value of $301.5 million bearing interest of 10.5% (and reflected on its balance sheet at a discounted carrying value of $259 million) and its revolving credit facility had a maximum availability of $45 million and no outstanding balance (subject to a 2% commitment fee).

Letters of Credit

As of March 31, 2013, Media General had outstanding letters of credit of approximately $3.4 million. Media General has posted cash collateral with the letter of credit provider to support these letters of credit.

Young

 See Young’s Management’s Discussion & Analysis — Debt Instruments Guarantees and Related Converging for further discussion of debt of Young.

Refinancing of Media General’s and Young’s Debt

Under the merger agreement each of Media General and Young agreed to use commercially reasonable efforts to refinance the credit facilities and certain other debt of each party and of certain third parties for whom Young provides shared services in connection with the closing of the transaction. However, there is a possibility that Media General, Young and/or such third parties will be unable to obtain such refinancing.

In the event that Media General and Young do not refinance their respective credit facilities, pursuant to Media General’s letter agreement with BH Finance discussed above, Media General’s credit agreement will, subject to the satisfaction of certain conditions, be amended at the closing of the transaction to reflect the post-transaction structure of the combined company and its subsidiaries and to account for Young’s existing secured debt facility.

Young has also entered into an amendment of its credit agreement with the administrative agent and lenders thereunder and, pursuant to such amendment, Young’s credit agreement was amended to permit the closing of the transaction.

In the event that such refinancing does not take place in connection with the closing of the transaction, Media General’s credit agreement, and Young’s credit agreement (and certain other credit facilities of third parties which Young has guaranteed) will remain in effect (as amended). Young and its subsidiaries will continue to be subject to the covenants of Young’s credit agreement. In addition, the combined company will be obligated to cause Young and its subsidiaries to comply with certain covenants in Media General’s credit agreement that, as amended, will apply to the combined company and all of its subsidiaries. Media General and its subsidiaries, on the one hand, and Young and its subsidiaries, on the other hand, will also be required to transact with each other on a basis that is both fair and arm’s length.

The parties also expect to refinance Media General’s 11 3/4% senior secured notes due 2017 no later than February 2014. In such case, Media General and its subsidiaries (including Young and its subsidiaries) wouldbe subject to the covenants under the indenture governing the notes from the closing of the transaction until the notes are refinanced. There can be no assurance that refinancing of such notes will occur as currently anticipated. Further, there can be no assurance that the combined company would be able to refinance the notes in the future. Media General and Young would continue to be subject to the covenants under that facility, which would continue to restrict the operations of the combined company.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The unaudited pro forma condensed combined financial information presented below has been derived from the Media General historical consolidated financial statements incorporated by reference into this proxy statement/prospectus and the Young historical consolidated financial statements included in this proxy statement/prospectus. The pro forma adjustments give effect to the reclassification of outstanding shares of Class A Common Stock and Class B Common Stock into shares of the combined company’s common stock, and the business combination of Media General and Young, including the merger of a wholly owned subsidiary of Media General with and into Young, with Young surviving such merger, and the issuance of shares of the combined company’s common stock to the former equityholders of Young in connection with such business combination. The unaudited pro forma condensed combined financial information should be read in conjunction with (1) Media General Management’s Discussion and Analysis of Financial Condition and Result of Operations and the historical consolidated financial statements of Media General and notes thereto included in Media General’s Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013 incorporated by reference into this proxy statement/prospectus (see “Where You Can Find More Information” beginning on page 185), and (2) “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations” and the historical financial statements of Young and the notes thereto included in this proxy statement/prospectus beginning on page 142.

The unaudited pro forma condensed combined statement of operations for the three months ended March 31, 2013 has been prepared as though the transaction occurred as of January 1, 2012 and the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2012 has been prepared as though the transaction occurred as of January 1, 2012. The unaudited pro forma condensed combined balance sheet information at March 31, 2013 has been prepared as though the transaction occurred on March 31, 2013. The pro forma adjustments are based on available information and assumptions that Media General and Young management believe are reasonable. Such adjustments are estimates and are subject to change.

The unaudited pro forma condensed combined financial statements are provided for informational purposes only and do not purport to represent what the actual combined results of operations or the combined financial position of the combined company had the transaction occurred on the dates assumed, nor are they necessarily indicative of future combined results of operations or combined financial position. The unaudited pro forma condensed combined financial statements do not reflect any cost savings or other synergies that the management of Media General and Young believe could have been achieved had the transaction been completed on the dates indicated. Media General’s management expects that the combined company will be able to realize estimated operating and financing synergies of approximately $30 million per year, including based on reduced corporate overhead and expenses.

The transaction will be accounted for using the purchase method of accounting in accordance with the FASB (ASC 805). Media General’s management has evaluated the guidance contained in ASC 805 with respect to the identification of the acquirer in this business combination and concluded, based on a consideration of the pertinent facts and circumstances, that Media General will be the acquirer for financial accounting purposes. See “The Transaction-Accounting Treatment of the Transaction” beginning on page 92. Accordingly, Media General’s cost to acquire Young has been allocated to the acquired assets, liabilities and commitments based upon their estimated fair values. For purposes of the pro forma financial information contained herein, Media General’s purchase price to acquire Young was estimated based on an estimated value per share of Media General of $10.00. The allocation of the purchase price is preliminary and is dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a final allocation. In addition, the final purchase price of Media General’s acquisition of the Young will not be known until the date of closing of the transaction and could vary materially from the preliminary purchase price. Accordingly, the final acquisition accounting adjustments may be materially different from the preliminary unaudited pro forma adjustments presented.

The actual amounts recorded as of the completion of the transaction may differ materially from the information presented in the unaudited pro forma condensed combined financial statements as a result of several factors, including the following:

●

changes in Young’s net assets between the pro forma balance sheet date of March 31, 2013 and the closing of the transaction, which could impact the preliminary estimated purchase price or the preliminary estimated fair values as of the effective date of the transaction;

●	the value of the combined company as of the effective date of the transaction;

●	the timing of the completion of the transaction; and

●	other changes in net assets that may occur prior to completion of the transaction, which could cause material differences in the information presented.

The unaudited pro forma condensed combined financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements” in this proxy statement/prospectus.

Media General, Inc.

Pro Forma Condensed Combined Balance Sheet as of March 31, 2013

(Unaudited, in thousands except per share amounts)

	Media General Historical	Young Historical	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$19,387	$18,471	$(25,500)	(a)	$12,358
Accounts receivable - net	55,057	38,821	-		93,878
Current deferred tax asset	-	1,647	-		1,647
Other	13,899	5,208	3,128	(b)	22,235
Total current assets	88,343	64,147	(22,372)		130,118
				(c)
Other assets	35,969	4,404	(419)	(d)	39,954
Property, plant and equipment - net	163,430	103,320	(708)	(c)	266,042
Deferred tax asset long term	-	12,578	(12,578)	(e)	-
FCC licenses and other intangibles - net	199,813	247,468	132,652	(f)	579,933
Excess of cost over fair value of net identifiable assets of acquired businesses	247,149	54,252	240,437	(f)	541,838
Total assets	$734,704	$486,169	$337,012		$1,557,885

Current liabilities:
Accounts payable	$9,548	$3,703	$(1,332)	(b)	$11,919
Accrued expenses and other liabilities	40,666	26,623	4,731	(b)	72,020
Current installments of long-term debt	-	17,617	-		17,617
Total current liabilities	50,214	47,943	3,399		101,556
Long-term debt	295,964	142,464	3,848	(g)	442,276
Long-term debt - related party	258,955	-	-		258,955
Retirement, post-retirement and post-employment plans	240,146	6,352	-		246,498
Deferred income taxes	61,628	-	41,584	(e)	103,212
Other liabilities and deferred credits	19,527	1,161	-		20,688
Stockholders' deficit:
Common stock	138,880	0.7	625,156	(h), (i)	764,037
Additional paid-in capital	23,227	132,999	(156,226)	(h), (i)	-
Accumulated other comprehensive loss	(217,731)	(987)	987	(i)	(217,731)
Retained earnings (accumulated deficit)	(136,106)	156,289	(181,789)	(a), (i)	(161,606)
Total equity (deficit)	(191,730)	288,302	288,128		384,700
Noncontrolling interest	-	(53)	53	(i)	-
Total Stockholders’ equity (deficit)	(191,730)	288,249	288,181		384,700
Total liabilities and Stockholders’ equity (deficit)	$734,704	$486,169	$337,012		$1,577,885

(a)	Reflects the estimated transaction costs not yet recorded in the historical financial statements of Media General and Young.
(b)

Reflects an adjustment to broadcast film right asset and liability balances for certain broadcast programs currently in production to make the treatment consistent with Media General’s accounting policy.

(c)	Reflects the reclassification of software costs, net of accumulated amortization of $708,000 to other assets to make the treatment consistent with Media General’s accounting policy.
(d)	Reflects the elimination of Young’s existing unamortized debt issuance costs of $1.1 million in order to present the debt at fair value.
(e)

Reflects the elimination of Young’s existing long-term deferred tax assets and the recording of a deferred tax liability for the difference between the book and tax basis of assets acquired as a result of purchase accounting.

(f)

Reflects an adjustment to record identifiable intangible assets at their preliminary estimated fair value. The allocation of the purchase price is subject to change as the purchase price is determined, the transaction is closed, appraisals are completed, and more facts become known.

(g)	Reflects the elimination of Young’s existing unamortized debt discount in order to present the debt at fair value.
(h)	Reflects the issuance of 60.2 million shares of common stock, no par value, at a price of $10.00 per share, to effectuate the purchase of Young.
(i)	Reflects the elimination of Young’s historical Stockholders’ equity in connection with purchase accounting adjustments.

For purposes of these pro forma condensed combined financial statements the estimated purchase price was allocated based on preliminary estimated fair value as follows (in thousands):

Estimated purchase price	$601,930
Working capital acquired	(33,550)
Property, plant & equipment	(102,612)
FCC licenses (indefinite lived)	(301,700)
Network affiliations (15 year estimated useful life)	(47,145)
Advertiser relationships (5 year estimated useful life)	(31,275)
Other assets acquired	(3,985)
Long-term debt assumed	163,929
Other liabilities assumed	7,513
Deferred income tax liability recorded in conjunction with acquisition	41,584
Excess of cost over fair value of net identifiable assets of acquired businesses	$294,689

Media General, Inc.

Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2012

(Unaudited, in thousands except per share amounts)

	Media General Historical*	Young Historical	Pro Forma Adjustments		Pro Forma Combined

Station revenues (less agency commissions)	$359,722	$228,183	$-		$587,905
Operating costs:
Station production expenses	125,996	77,921	6,757	(a)	210,674
Station selling, general and administrative expenses	88,235	55,000	(6,335)	(a)	136,900
Corporate and other expenses	31,705	23,531	1,344	(b)	56,580
Depreciation and software amortization	22,422	9,856	-		32,278
Amortization of intangible assets	2,637	6,323	3,075	(c)	12,035
Net loss (gain) related to fixed assets	2,062	59	(1,200)	(a)	921
Total operating costs	273,057	172,690	3,641		449,388
Operating income	86,665	55,493	(3,641)		138,517
Other income (expense):
Interest expense	(51,566)	(7,830)	751	(d)	(58,645)
Interest expense - related party	(26,468)	-	-		(26,468)
Debt modification and extinguishment costs	(35,415)	-	-		(35,415)
Other, net	458	8,680	(778)	(a)	8,360
Total other expense	(112,991)	850	(27)		(112,168)
Income (loss) from continuing operations before income taxes	(26,326)	56,343	(3,668)		26,349
Income tax expense (benefit)	13,631	20,380	(1,467)	(e)	32,544
Income (loss) from continuing operations	$(39,957)	$35,963	$(2,201)		$(6,195)
Loss from continuing operations per common share (basic and assuming dilution)	$(1.68)			(f)	$(0.07)
Weighted average common shares	23,744			(f)	83,937

*Media General's fiscal year represents the period December 26, 2011 through December 31, 2012.

(a)	Reflects the reclassification of certain operating costs to make the treatment consistent with Media General’s accounting policy.
(b)	Reflects the recordation of estimated expense for transaction bonuses and amortization of deferred stock units issued to certain named executive officers upon consummation of the transaction.
(c)

Reflects the increase in the amortization expense resulting from the purchase price adjustments to record intangible assets at their preliminary estimated fair value. Amortization is based on estimated remaining useful life.

(d)	Reflects the elimination of Young’s existing debt issuance costs and debt discount amortization as a result of purchase accounting.
(e)	Reflects the tax effect of pro forma adjustments using a statutory rate in effect for the period presented.
(f)	Assumes that the 60.2 million shares of common stock to be issued to effectuate the purchase of Young were outstanding for the entire period.

Media General, Inc.

Pro Forma Condensed Combined Statements of Operations for the Three Months Ended March 31, 2013

(Unaudited, in thousands except per share amounts)

	Media General Historical	Young Historical	Pro Forma Adjustments		Pro Forma Combined

Station revenues (less agency commissions)	$73,939	$50,045	$-		$123,984
Operating costs:
Station production expenses	32,003	21,667	1,779	(a)	55,449
Station selling, general and administrative expenses	22,547	14,464	(1,693)	(a)	35,318
Corporate and other expenses	7,704	2,361	298	(b)	10,363
Depreciation and software amortization	5,521	2,832	-		8,353
Amortization of intangible assets	441	1,659	690	(c)	2,790
Net gain related to fixed assets	(43)	-	-		(43)
Total operating costs	68,173	42,983	1,074		112,230
Operating income	5,766	7,062	(1,074)		11,754
Other income (expense):
Interest expense	(9,329)	(2,140)	244	(d)	(11,225)
Interest expense-related party	(9,913)	-	-		(9,913)
Other, net	51	(101)	86	(a)	36
Total other expense	(19,191)	(2,241)	330		(21,102)
Income (loss) from continuing operations before income taxes	(13,425)	4,821	(744)		(9,348)
Income tax expense (benefit)	3,284	1,802	(298)	(e)	4,788
Income (loss) from continuing operations	$(16,709)	$3,019	$(446)		$(14,136)
Loss from continuing operations per common share (basic and assuming dilution)	$(0.61)			(f)	$(0.16)
Weighted average common shares	27,420			(f)	87,613

(a)	Reflects the reclassification of certain operating costs to make the treatment consistent with Media General’s accounting policy.
(b)	Reflects the recordation of estimated expense for amortization of deferred stock units to be issued to certain named executive officers upon consummation of the transaction.
(c)

Reflects the increase in the amortization expense resulting from the purchase price adjustment to record intangible assets at their preliminary estimated fair value. Amortization is based on the estimated remaining useful life.

(d)	Reflects the elimination of Young’s existing debt issuance costs and debt discount amortization as a result of purchase accounting.
(e)	Reflects the tax effect of pro forma adjustments using a statutory rate in effect for the period presented.
(f)	Assumes that the 60.2 million shares of common stock to be issued to effectuate the purchase of Young were outstanding for the entire period.

The unaudited pro forma combined condensed financial statements do not reflect certain events that have occurred or may occur after the merger. As such, the combined company’s financial statements may be materially different than the pro forma financial statements presented. The following material items related to Media General and Young are not reflected in the unaudited pro forma combined condensed financial statements:

1.

The operating results of WXXA and WLAJ – operated by Young under shared services arrangements -- for periods prior to December 2012 and March 2013, respectively, have not been included in the pro forma results. Additionally, steps taken by Young management to improve the profitability of these stations by combining resources with other stations that they own have not been reflected.

2.

The purchase price in the pro forma financial statements was calculated using a combined company stock price of $10.00 per share. The actual purchase price will not be known until the transaction closes. The actual purchase price could be materially higher or lower. Each $1 change in stock price raises or lowers the purchase price by approximately $60 million.

3.

Transaction costs are estimated to be $25.5 million, which is shown in on the balance sheet as adjustment (a), as required by the pro forma rules. GAAP requires these costs to be recorded as period expenses.

4.

The pro forma financial statements reflect a full tax valuation allowance for Media General and no tax valuation allowance for Young. The combined company may be able to eliminate its valuation allowance following the consummation of the transaction.

5.

Media General and Young are currently working to refinance their indebtedness – contingent on the consummation of the transaction – which would ultimately result in approximately $900 million of debt for the combined company realizing financing synergies resulting from lower interest rates than the current financing arrangements. This may reduce annual interest expense of the combined company to approximately $50 million, which includes at least $15 million of synergies.

6.

The combined company intends to make a $50 million contribution to Media General’s qualified pension plan shortly after consummation of the transaction. This is expected to result in an annualized $4 million of savings in pension expense.

7.	Following the transactions, operating synergies of approximately $15 million are expected to be achieved.

POST-TRANSACTION PRO FORMA SECURITY OWNERSHIP

The following table sets forth the expected beneficial ownership of voting and Non-Voting Common Stock of the combined company immediately following completion of the transaction by the pre-transaction Stockholders of Media General and equityholders of Young who in each case are expected to beneficially own more than five percent (5.0%) of the outstanding shares of the combined company voting and non-voting common stock (on a combined basis) following the closing of the transaction. The actual number of shares of Voting Common Stock and Non-Voting Common Stock to be held by the persons set forth below immediately after the closing of the transaction will depend on the number of shares and other equity securities of Media General and Young outstanding immediately prior to the closing and the number of shares and other equity securities of Young with respect to which Young equityholders elect to receive Non-Voting Common Stock. The applicable percentage ownership is based on 88,099,293 shares of common stock (including shares of Voting Common Stock and shares of Non-Voting Common Stock) expected to be outstanding immediately after closing of the transaction.

	Number of Shares of Common Stock	Percent Ownership
Standard General (1)	24,549,465	27.9%

OppenheimerFunds (2)	11,800,197	13.4%

Mario J. Gabelli and affiliates (3)	8,989,237	10.2%

Highland (4)	8,715,531	9.9%

Warren E. Buffett and Berkshire Hathaway, Inc. (5)	4,646,220	5.3%

(1)

Following the completion of the transaction, Standard General Fund, L.P and Standard General Communications LLC are expected to directly own 3,749,527 and 20,799,938 shares of the combined company’s common stock, respectively. Mr. Soohyung Kim may be deemed to share beneficial ownership of the shares of the combined company’s common stock held by Standard General Fund, L.P and Standard General Communications LLC through his control of the general partner of the general partner of Standard General Fund, L.P. (which is the sole member of Standard General Communications LLC) and of the entity that manages Standard General Communications LLC. Mr. Kim disclaims beneficial ownership of the shares reported herein except to the extent of his pecuniary interest in such shares.

(2)

Shares are held of record by certain investment funds managed by OppenheimerFunds, Inc. (which we refer to as “OppenheimerFunds”). OppenheimerFunds may be deemed to have voting and investment power over the shares and be beneficial owners of the shares. OppenheimerFunds disclaims any beneficial ownership. The information set forth in this footnote is based on information provided to us by OppenheimerFunds.

(3)	The share ownership information with respect to Mario J. Gabelli and affiliates was prepared based on a Schedule 13D filed by Mario J. Gabelli and affiliates, as amended. According to the Schedule 13D as amended, the shares of Media General Class A Common Stock listed in such schedule are beneficially owned by Mr. Gabelli or entities under his direct or indirect control or for which he acts as Chief Investment Officer, including 5,477,828 shares beneficially owned by GAMCO Asset Management Inc. (which we refer to as “GAMCO”), 2,501,000 shares beneficially owned by Gabelli Funds, LLC (which we refer to as the “Gabelli Funds”), 1,010,029 shares beneficially owned by Teton Advisors, Inc. (which we refer to as “Teton Advisors”), and 380 shares issuable upon conversion of Media General Class B Common Stock beneficially owned by MJG Associates, Inc. (which we refer to as “MJG Associates”). According to the Schedule 13D as amended, all such shares are also beneficially owned by Mr. Gabelli and by GGCP, Inc. (which we refer to as “GGCP”) and GAMCO Investors, Inc., parent company of GAMCO and Gabelli Funds. According to the Schedule 13D as amended, each of GAMCO, Gabelli Funds, Teton Advisors, and MJG Associates has sole dispositive and voting power over all of the shares he or it beneficially owns except that (a) GAMCO does not have authority to vote 272,700 shares beneficially owned by it, and (b) with respect to 2,493,000 shares beneficially owned by Gabelli Funds and directly held by funds to which Gabelli Funds provides advisory services (which we refer to collectively as the “Funds”), the proxy voting committee of each such Fund exercises the entire voting power with respect to such shares held by such Funds. It is expected that, following closing of the transaction, GAMCO will hold a number of shares of Voting Common Stock not to exceed 4.99% of the outstanding shares of Voting Common Stock, and the remainder of the shares of common stock held by GAMCO (if any) will be shares of Non-Voting Common Stock.
(4)

The beneficial ownership with respect to Highland was prepared based on information that it provided.  Highland Floating Rate Opportunities Fund (which we refer to as the “Floating Rate Fund”), a registered investment company, will beneficially own 3,776,560 shares, and NexPoint Credit Strategies Fund (which we refer to as the “NexPoint Fund”), a registered investment company, will beneficially own 4,938,971 shares.  The shares to be held by the Floating Rate Fund  may also be deemed to be beneficially owned by Highland Capital Management Fund Advisors, L.P. (which we refer to as “Highland Fund Advisors”), its investment adviser and Strand Advisors XVI, Inc. (which we refer to as “Strand XVI”), Highland Fund Advisors’s general partner.  The shares to be held by the NexPoint Fund may also be deemed to be beneficially owned by NexPoint Advisors, L.P. (which we refer to as “NexPoint Advisors”), its investment adviser, and NexPoint Advisors GP, LLC (which we refer to as “NexPoint GP”), NexPoint Advisors’s general partner.  James Dondero, as president of Strand XVI, Inc. and NexPoint Advisors GP, LLC may also be deemed to beneficially own the securities held by the Floating Rate Fund and the NexPoint Fund.  Each of Highland Fund Advisors, Strand XVI, NexPoint Advisors, NexPoint GP and Mr. Dondero disclaim his or its beneficial ownership except to the extent of his or its individual pecuniary interest.

(5)

The share ownership information with respect to Warren E. Buffett and Berkshire Hathaway was prepared based on a Schedule 13D filed by Warren E. Buffett and Berkshire Hathaway on June 4, 2012, as amended on September 24, 2012 and June 6, 2013. According to that Schedule 13D as amended, as of September 24, 2012, Mr. Buffett and Berkshire shared dispositive and voting power over 4,646,220 shares of Media General Class A Common Stock.

BUSINESS OF YOUNG

Overview

Young, through its direct subsidiary, Young Broadcasting, LLC, and its other indirect subsidiaries, is the operator of, or service provider to, 13 television stations in 11 geographically diverse markets across the United States, reaching approximately six percent of U.S. television households. Six of the 13 stations are affiliated with ABC, four are affiliated with CBS, one is affiliated with FOX, one is affiliated with NBC, one is affiliated with MyNetworkTV, and two of the stations also have either a CW Plus or MyNetworkTV affiliation for a multicast channel.

Young’s stations are located in markets ranging from Designated Market Areas, which we refer to as “DMA,” 6 to 173, as defined by Nielsen, which ranks DMAs based on the number of TV households. The Young markets are geographically diverse, including San Francisco, California; Nashville and Knoxville, Tennessee; Richmond, Virginia; Albany, New York; Green Bay, Wisconsin; Davenport, Iowa; Sioux Falls and Rapid City, South Dakota; Lansing, Michigan and Lafayette, Louisiana.

Many of Young’s stations feature award-winning local news franchises, allowing Young to gain a competitive advantage with advertisers in their markets. This local focus has led to long-standing number one and number two news rankings in six of Young’s markets. Young also complements its news franchises with local websites.

Television Stations

The following table sets forth general information based on Nielsen data as of June 2013 for each of Young’s stations:

Market	DMA Rank (1)	Station	Channel	Network Affiliation	Commercial Stations in DMA (2)	Year Acquired
San Francisco, CA	6	KRON	38	MNT	14	2000

Nashville, TN	29	WKRN	27	ABC	7	1989

Richmond, VA	57	WRIC	22	ABC	5	1994

Albany, NY	58	WTEN	26	ABC	6	1989

		WXXA	7	FOX		2012 (3)

Knoxville, TN	61	WATE	26	ABC	7	1994

Green Bay, WI	69	WBAY	23	ABC	6	1994

Davenport, IA	99	KWQC	36	NBC	5	1996

Sioux Falls, SD	112	KELO	11	CBS	5	1996

Lansing, MI	115	WLNS	36	CBS	5	1986

		WLAJ	51	ABC		2013 (4)

Lafayette, LA	124	KLFY	10	CBS	3	1988

Rapid City, SD	173	KCLO	16	CBS	4	1996

(1)	Refers to the size of the television market or DMA, as defined by Nielsen.

(2)

Represents the number of television stations (“reportable stations”) designated by Nielsen as “local” to the DMA, excluding public television stations and stations which do not meet minimum Nielsen reporting standards (weekly cumulative audience of less than 2.5%) for reporting in the Sunday through Saturday, 7:00 a.m. to 1:00 a.m. period. Does not include national cable channels. The number of reportable stations may change for each reporting period.

(3)

Young entered into a joint sales agreement and a shared services agreement with WXXA effective December 13, 2012 to provide certain non-programming related sales, operational and administrative services to WXXA. See “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations – Overview of Young's Business” for further discussion.

(4)

On March 1, 2013, Young entered into a joint sales agreement and shared services agreement with WLAJ-TV LLC to provide certain non-programming related sales, operational and administrative services to WLAJ. In connection with this transaction, Young purchased certain non-license assets of WLAJ from WLAJ-TV LLC. See “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations – Overview of Young's Business” for further discussion.

Principal Sources of Revenue

Advertising revenues. The principal source of revenue for Young’s stations is derived from the sale of local, regional and national advertising. Generally, each station determines the national and local advertising rates for each spot sold by Young, and the relevant station receives all of the revenues, net of agency commissions, for such spot. Advertising rates are based upon a variety of factors, including a program's popularity among the viewers an advertiser wishes to attract, the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station, and the availability of alternative advertising media in the market area. Rates are also determined by a station's overall ratings and share in its market, as well as the station’s ratings and share among particular demographic groups which an advertiser may be targeting. In 2012, 84% of Young’s total revenues were derived from spot advertising.

Retransmission consent revenues. Young also receives retransmission consent revenue from certain satellite and cable providers in return for Young’s consent to retransmit the signals of Young’s television stations. In 2012, approximately 10% of Young’s total revenues were derived from retransmission consent agreements.

Other revenue. Additionally, a small percentage of revenue is derived from commercial production, digital media advertising sales, trade shows and tower space rental income.

Barter arrangements. Young also provides advertising airtime to certain programmers and customers in exchange for programming products or services. In 2012, approximately one percent of Young’s total revenues were derived from barter programming transactions.

Industry

All television stations in the country are grouped by Nielsen, a national audience measuring service, into approximately 211 DMAs that are ranked in size according to various formulae based upon actual or potential audience. Each DMA is determined as an exclusive geographic area consisting of all counties in which the home-market commercial stations receive the greatest percentage of total viewing hours. Nielsen periodically publishes data on estimated audiences for the television stations in the various television markets throughout the country. The estimates are expressed in terms of the percentage of the total potential audience in the market viewing a station, which we refer to as the station’s “rating,” and of the percentage of the audience actually watching television, which we refer to as the station’s “share.” Nielsen provides such data on the basis of total television households and selected demographic groupings in the market using three methods of determining a station’s ability to attract viewers (diary markets, meter-diary adjusted markets and local people meter markets). In larger DMA, ratings are determined by a combination of meters connected directly to select television sets and weekly diaries of television viewing, while in smaller markets only weekly diaries are used to determine viewing. The San Francisco DMA is a local “people meter” market, and the Nashville, Richmond and Knoxville markets are metered markets. All other Young markets are diary markets.

Whether a station is affiliated with one of the four major networks (ABC, CBS, NBC or FOX) has a significant impact on the composition of the station’s revenue, expenses and operations. A typical network affiliate receives a significant percentage of its programming each day from the network. This programming is provided to the affiliate by the network in exchange for a substantial majority of the advertising time during network programs. The network then sells this advertising time and retains the revenue. The affiliate retains the revenue from time sold during breaks in and between network programs and programs the affiliate produces or purchases from non-network sources. In addition, stations generally pay a network program fee for the right to broadcast network programs. Traditional network programming generally achieves higher audience levels than syndicated programs aired by independent stations.

In acquiring syndicated programming to supplement network programming, network affiliates compete with the other stations in their markets. Local cable systems generally do not compete with local stations for programming, but various national cable networks from time to time have acquired programs that would have otherwise been offered to local television stations. Young is unable to predict what the cost of non-network programming will be in the future.

Competition

Competition in the television industry takes place on several levels: competition for audience, competition for programming (including news) and competition for advertisers. Additional factors that are material to a television station’s competitive position include signal coverage and assigned frequency.

Audience. Stations compete for audience on the basis of program popularity, which has a direct effect on advertising rates. A significant percentage of the daily programming on Young's stations is supplied by the network with which each station is affiliated. In those periods, the stations are totally dependent upon the performance of the network programs in attracting viewers. There can be no assurance that such programming will achieve or maintain satisfactory viewership levels in the future. Non-network time periods are programmed by the station with a combination of self-produced news, public affairs and other entertainment programming, including news and syndicated programs purchased for cash, cash and barter, or barter only.

Although the commercial television broadcast industry historically has been dominated by the four major broadcast networks (ABC, CBS, NBC and FOX), stations affiliated with other national networks (e.g., The CW, MyNetworkTV and ION Television), independent stations, and other video programming delivery methods, such as cable and satellite systems, have become significant competitors for the television audience. In addition, in recent years, certain cable operators have elected to compete for a share of the local news audience with local cable news channels.

Other sources of competition include home entertainment systems (including DVDs, DVRs and video game devices), video-on-demand and pay-per-view, portable digital devices, and the Internet. In particular, networks may now distribute programming directly to consumers via the Internet and portable digital devices such as smartphones.

Further advances in technology may increase competition for household audiences and advertisers. Video compression techniques, applicable to all video delivery systems, reduce the bandwidth required for television signal transmission and have the potential to provide vastly expanded programming to highly targeted audiences. This ability to reach very narrowly defined audiences is expected to alter the competitive dynamics for advertising expenditures. The same compression technology, however, enables local television broadcast stations to broadcast multiple digital channels of local television programming. This technology expands the capacity of local television broadcast stations to provide more programming and potentially develop new sources of revenue. Young, however, is unable to predict the effect that any of these or other technological changes in which video programming may be delivered will have on the broadcast television industry or the future results of Young’s operations.

Programming. Competition for programming involves negotiating with national program distributors or syndicators, which sell first-run and rerun packages of programming. The stations compete against in-market broadcast station competitors for exclusive local access to off-network reruns and first-run product in their respective markets. Cable and satellite systems compete with local stations for programming to a lesser extent, and various national cable and satellite networks from time to time have acquired programs that would have otherwise been offered to local television stations. Competition for exclusive news stories and features is also endemic in the television industry.

Advertising. Advertising rates are based upon the size of the market in which the station operates, a program's popularity among the viewers that an advertiser wishes to attract, the number of advertisers competing for the available time, the demographic makeup of the market served by the station, the availability of alternative advertising media in the market area, aggressive and knowledgeable sales forces, and development of projects, features and programs that tie advertiser messages to programming. Advertising revenue comprises the primary source of revenue for commercial television stations. Young’s stations compete for such advertising revenue with other television stations in their respective markets, as well as with other advertising media, such as newspapers, radio stations, magazines, outdoor advertising, transit advertising, direct mail, the Internet, and cable and satellite systems serving the same market. Competition for advertising dollars in the broadcasting industry occurs primarily within individual markets. Generally, a television broadcasting station in the market does not compete with stations in other market areas.

Young’s television stations are located in highly competitive markets. Young is currently represented by sales teams at Telerep, L.L.C. and Harrington Righter & Parsons, LLC for national sales and WXXA is currently represented by a sales team at Katz Communications, Inc. See “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations,” beginning on page 142 for further discussion.

Young’s Primary Network Affiliation Agreements

Each of Young’s stations is affiliated with its network pursuant to an affiliation agreement. The following chart provides details concerning the primary affiliation of the stations and the dates of expiration of the respective affiliation agreements:

Station	Network Affiliation	Affiliation Agreement Current Expiration Date

WKRN (Nashville, TN)	ABC	August 31, 2015

WTEN (Albany, NY)	ABC	August 31, 2015

WATE (Knoxville, TN)	ABC	August 31, 2015

WRIC (Richmond, VA)	ABC	August 31, 2015

WBAY (Green Bay, WI)	ABC	August 31, 2015

WLAJ (Lansing, MI)	ABC	December 31, 2015

KELO (Sioux Falls, SD)	CBS	April 2, 2015

KCLO (Rapid City, SD)	CBS	April 2, 2015

WLNS (Lansing, MI)	CBS	September 30, 2017

KLFY (Lafayette, LA)	CBS	September 30, 2017

WXXA (Albany, NY)	FOX	December 31, 2017

KRON (San Francisco, CA)	MNT	September 30, 2014

KWQC (Davenport, IA)	NBC	January 1, 2015

Young believes that syndicated programming costs are generally lower for network affiliates than for independent television stations and that prime time network programs generally achieve higher ratings than non-network programs. Each affiliation agreement provides the affiliated station with the right to broadcast all programs transmitted by the network with which it is affiliated. In exchange, the network has the right to sell a substantial majority of the advertising time during such broadcasts. In addition, stations generally pay a network program fee for the right to broadcast network programs.

Under the affiliation agreements, the networks possess, under certain circumstances (such as a transfer of control or adverse changes in signal coverage, operating hours or other mode of operation), the right to terminate the affiliation agreement on prior written notice ranging between 15 and 45 days depending on the affiliation agreement.

Properties

Young’s principal executive offices are located at 441 Murfreesboro Road, Nashville, Tennessee. Young owns this space.

The types of properties required to support television stations include offices, studios, transmitter sites and antenna sites. A station’s studios are generally housed with its offices in downtown or business districts. The transmitter sites and antenna sites are generally located in elevated areas so as to provide maximum market coverage. The following table contains certain information describing the general character of Young’s properties.

Station	Metropolitan Area and Use	Owned or Leased
WKRN	Nashville, TN
	Office and studio	Owned
	Land	Owned
Brentwood, TN
	Transmission tower site	Owned
WTEN	Albany, NY
	Office and studio	Owned
	Land	Owned
New Scotland, NY
Transmission tower site
	—Land	Owned
	—Building	Owned
	DTV transmitter site	Leased(1)
Mt. Greylock, Adams, MA
Transmission tower site
	—Land	Leased
	—Building	Owned
WRIC	Richmond, VA
Office and studio
	—Building	Owned
	—Land	Owned
Chesterfield Co., VA
	Transmitter tower facility	Owned
	DTV transmitter site	Lease of space on tower
WATE	Knoxville, TN
	Office and studio	Owned
	Land	Owned
Knox County, TN
	Transmission tower site	Owned

Station	Metropolitan Area and Use	Owned or Leased

House Mountain, TN
	Prospective tower site	Owned
WBAY	Green Bay, WI
	Office and studio	Owned
	Land	Owned
DePere, WI
	Transmission tower site	Owned
Appleton, WI
	Office	Leased
KWQC	Davenport, Iowa
	Office and studio	Owned
	Land	Owned
Bettendorf, Iowa
	Land	Owned
	Building	Owned
	Transmitter tower (structure)	Owned(1)
Orion, Illinois
	DTV transmitter site	Lease of space on tower
KELO	Sioux Falls, SD
	Office and studio	Owned
	Land	Owned
Rowena, SD
	Transmission tower site	Owned(1)
Reliance, SD
	Transmission tower site	Owned
	New transmission tower site	Leased
Rapid City, SD
	Office and studio	Leased
	Transmission tower site	Owned
Murdo, SD
	Transmission tower site	Leased
Wall, SD
	Transmission tower site	Leased
	Doppler radar tower	Leased
Beresford, SD
	Transmission tower site	Leased
	Doppler radar tower site	Leased
Diamond Lake, SD
	Transmission tower site	Owned
DeSmet, SD
	Transmission tower site	Owned
Garden City, SD
	Transmission tower site	Owned
	Auxiliary transmission tower site	Owned
Mt. Vernon, SD
	Transmission tower site	Owned
New Underwood, SD
	Transmission tower site	Leased
Huron, SD
	Doppler radar tower site	Leased
Watertown, SD
	Transmission tower site	Lease of space on tower
Aberdeen, SD
	Office and studio	Leased
WLNS	Lansing, Michigan
	Office, studio and transmission tower site	Owned
	Land	Owned
Meridian, Michigan
	Transmission tower site	Owned
Watertown, Michigan,
	Doppler Radar tower site	Leased
KLFY	Lafayette, LA
	Office and studio	Owned
	Land	Owned
Maxie, LA
	Transmission tower site	Leased
Acadia Parish, Louisiana
	Transmission tower site	Owned

Station	Metropolitan Area and Use	Owned or Leased

KRON	San Francisco, CA
	Office and studio	Owned
	Land	Owned
	Transmission tower site	Leased(1)
	Transmitter site	Lease of space on tower
Sonoma County, CA
	Transmitter site	Leases of space on tower
Alameda County, CA
	Transmitter site	Lease of space on tower
Santa Clara County, CA
	Two transmitter sites	Leases of space on tower
Marin County, CA
	Transmitter site	Lease of space on tower
Contra Costa County, CA
	Transmitter site	Lease of space on tower
WXXA	Albany, NY
	Office and studio	Owned
	—Land	Owned
Voorheesville, NY
Tower site
	—Land	Owned
	—Building	Owned
New Scotland, NY
	DTV transmitter site	Leased(1)
WLAJ	Lansing, MI
	Office and studio	Owned
	Land	Owned
Onondaga, MI
	Transmitter site	Leased

(1) Ownership rights are shared by station as part of a joint venture arrangement with unrelated third parties.

Federal Regulation of Television Broadcasting

The ownership, operation and sale of television stations are subject to the jurisdiction of the FCC, which acts under the authority granted by the Communications Act of 1934, as amended, which we refer to as the “Communications Act.” Among other things, the FCC assigns frequency bands for broadcasting; determines the particular frequencies, locations and operating power of stations; issues, renews, revokes and modifies station licenses; regulates equipment used by stations; adopts and implements regulations and policies that directly or indirectly affect the ownership, operation and employment practices of stations; and has the power to impose penalties for violations of the Communications Act and its related rules and regulations.

The following is a brief summary of certain provisions of the Communications Act and specific FCC regulations and policies. Reference should be made to the Communications Act, FCC rules and the public notices and rulings of the FCC for further information concerning the nature and extent of federal regulation of broadcast stations.

License Renewals

Television stations operate pursuant to broadcasting licenses that are granted by the FCC for maximum terms of eight years and are subject to renewal upon application to the FCC. During certain periods when renewal applications are pending, petitions to deny license renewals can be filed by interested parties, including members of the public. In general, the Communications Act provides for the FCC to grant a renewal application if it finds:

●	that the station has served the public interest, convenience and necessity;

●	that there have been no serious violations by the licensee of the Communications Act or the rules and regulations of the FCC; and

●	that there have been no other violations by the licensee of the Communications Act or rules and regulations of the FCC that, when taken together, would constitute a pattern of misconduct.

Applications for renewal of Young’s stations with the following expiration dates remain pending at the FCC (a station’s authority to operate is automatically extended while a renewal application is on file and under review): October 1, 2012 (one station); August 1, 2013 (two stations); and October 1, 2013 (one station). Although Young has received such renewals and approvals in the past, there can be no assurance that Young will always obtain necessary renewals or that approvals in the future will contain acceptable FCC license conditions.

Ownership Matters

The Communications Act prohibits the assignment or transfer of control of a broadcast license without the prior approval of the FCC. In determining whether to permit the assignment or transfer of control of, or the grant or renewal of, a broadcast license, the FCC considers a number of factors pertaining to the licensee, including compliance with various rules limiting common ownership of media properties, the “character” of the licensee and its principals, and compliance with the Communications Act’s limitations on ownership by non-U.S. citizens, non-U.S. entities, or representatives of foreign persons or foreign governments (collectively, aliens). In general, aliens may not own or vote an aggregate interest of greater than 25% in an entity that controls a broadcast licensee.

FCC rules impose limits on the ownership and cross-ownership of interests in television broadcast stations and certain other media, including:

●	the ownership of multiple television stations in the same market;

●	the cross-ownership of television stations and radio broadcast stations in the same market;

●	the ownership of television stations and daily newspapers of general circulation in the same market; and

●	the national ownership of television stations, which precludes a single entity from owning television stations reaching more than 39% of the entire population of the United States.

In applying its media ownership limits, the FCC treats persons or entities holding “attributable” interests as station “owners.” Subject to some exceptions, attributable media interests include the following:

●

the direct or indirect right to vote 5% or more of the stock of a corporation (or 20% or more of such stock in the case of insurance companies, investment companies and bank trust departments that are passive investors);

●	a position as an officer or Director;

●	a general partnership interest;

●	a limited partnership interest that is not “insulated” in accordance with FCC rules;

●	a time brokerage agreement for more than 15% of the airtime of another television station in the market; and

●

any combination of debt and equity amounting to more than 33% of the total asset value (debt plus equity) of a media outlet if the holder either is either a major program supplier (providing more than 15% of weekly programming) or holds another attributable media interest in the same market.

Under a joint sales agreement, which we refer to as a “JSA,” one TV station in a market agrees to sell the advertising inventory of another station in the same market. Currently, TV JSAs are not an attributable interest under the FCC’s policies, although JSAs among same-market radio broadcasters are treated as attributable interests. In 2006, Young entered into a JSA pursuant to which WLNS is permitted to sell the advertising inventory of WHTV, Jackson, Michigan. Young has also entered into JSAs to sell the advertising inventory of WXXA-TV, Albany, New York, and WLAJ(TV), Lansing, Michigan.

On December 22, 2011, the FCC released a Notice of Proposed Rulemaking in its Quadrennial Review of the Multiple Ownership Rules and is considering changes to the FCC’s rules regarding broadcast-newspaper cross ownership restrictions, the possible elimination of rules restricting the ownership of radio and TV stations in the same market, and the potential attribution of TV JSAs so that they would count as ownership interests in a multiple ownership analysis, as well as other changes.

In addition to the FCC, the DOJ and the Federal Trade Commission also may review matters related to the concentration of media ownership within markets.

Carriage of Television Broadcast Signals over Cable and Direct Broadcast Satellite Systems

Pursuant to FCC rules, local television stations may elect every three years to either (1) require cable and/or direct broadcast satellite operators to carry the stations’ signals or (2) enter into retransmission consent agreements for carriage. Young has elected to enter into retransmission agreements with the cable and direct satellite broadcast companies serving its markets. There is no assurance, however, that Young will be able to agree on acceptable terms for retransmission agreements when existing agreements expire. The loss of favorable retransmission consent arrangements could lead to a reduction in retransmission revenue. In addition, if Young should be unable to reach retransmission consent agreements with cable and direct broadcast satellite companies for the carriage of its stations’ primary signals, Young could lose revenues and audience share.

The FCC’s syndicated exclusivity rules allow local broadcast television stations to demand that cable operators black out syndicated non-network programming carried on “distant signals” (i.e. signals of broadcast stations, including so-called “superstations,” which serve areas substantially removed from the cable system’s local community). The FCC’s network non-duplication rules allow local network-affiliated broadcast stations to require that cable operators black out duplicate network programming carried on distant signals. In a number of markets in which Young owns stations affiliated with a network, however, a station that is affiliated with the same network in a nearby market is carried on cable systems in Young’s markets. This is not necessarily a violation of the FCC’s network non-duplication rules. Nevertheless, the carriage of two network stations on the same cable system could result in a decline of viewership, adversely affecting the revenues of Young’s stations.

Restrictions on Broadcast Programming

Advertising of cigarettes and certain other tobacco products on broadcast stations has been banned for many years. Various states also restrict the advertising of alcoholic beverages and, from time to time, certain members of Congress have contemplated legislation to place restrictions on the advertisement of such alcoholic beverages. FCC rules also restrict the amount and type of advertising which can appear in a program broadcast primarily for an audience of children 12 years of age and younger.

Under the Communications Act and FCC rules stations must provide “reasonable access” for the purchase of time by legally qualified candidates for federal office and “equal opportunities” for the purchase of equivalent amounts of comparable broadcast time by opposing candidates for the same elective office and must make favorable rates available to legally qualified candidates during the 45 days preceding a primary or primary run-off election and during the 60 days preceding a general or special election.

It is a violation of federal law and FCC regulations to broadcast indecent programming outside of “safe harbor” periods or to broadcast obscene programming at any time. FCC licensees are, in general, responsible for the content of their broadcast programming, including that supplied by television networks. Accordingly, there is a risk of being fined as a result of Young’s broadcast programming, including network programming. The maximum forfeiture amount for the broadcast of indecent material is $325,000 for each violation, with a cap of $3.0 million for any single act.

Programming and Operations

The Communications Act requires broadcasters to serve the “public interest.” The FCC has relaxed or eliminated many of the more formalized procedures it had developed in the past to promote the broadcast of certain types of programming responsive to the needs of a station’s community of license. FCC licensees continue to be required, however, to present programming that is responsive to the needs and interests of their communities and to maintain certain records demonstrating such responsiveness. Stations also must pay regulatory and application fees and follow various rules promulgated under the Communications Act that regulate, among other things, political advertising, sponsorship identification, obscene and indecent broadcasts, technical operations, including limits on radio frequency radiation. In addition, television licensees have obligations to create and follow employment outreach programs, provide a minimum amount of programming for children, maintain an online public inspection file, and abide by regulations specifying requirements to provide closed captions for its programming.

Pending Matters

Congress and the FCC have under consideration and in the future may consider and adopt, new laws, regulations and policies regarding a wide variety of matters that could affect, directly or indirectly, the operation, ownership and profitability of Young’s broadcast stations, result in the loss of audience share and advertising revenues for Young’s broadcast stations and affect Young’s ability to acquire additional broadcast stations or finance such acquisitions.

Congress has passed legislation providing the FCC with authority to conduct a so-called “incentive auction” to begin the process of auctioning and repurposing broadcast television spectrum for mobile broadband use. Incentive auction authority allows the FCC to share the proceeds of spectrum auctions with incumbent television station licensees who give up their licenses (or in some cases, move to a different channel) to facilitate a spectrum auction. The legislation contemplates that the FCC will encourage broadcasters to tender their licenses for auction. The FCC would then “repack” non-tendering broadcasters into the lower portions of the UHF band and auction new “flexible use” wireless licenses in the upper portion of the UHF band. The proposals for television stations to participate in the “incentive auctions” are voluntary. On September 28, 2012, the FCC voted in favor of a Notice of Proposed Rulemaking that launches the incentive auction process to clear a portion of the television band for mobile broadband use. Public comments on the FCC’s proposals were due on January 25, 2013, with reply comments due on March 12, 2013. At this time, Young cannot predict the final outcome or impact of this proceeding.

Environmental Regulation

Young’s operations are subject to laws and regulations governing the environment and the health and safety of its workers.  Under certain of these laws and regulations, an owner or operator of a facility can be liable for contamination even if the contamination is the result of activities of third parties.  As a result, it is possible that Young could have environmental liabilities with respect to the properties it owns or operates as a result of contamination caused by prior owners or operators or operations at neighboring properties.  Although Young believes that it is in substantial compliance with environmental requirements and has not in the past been required to incur significant costs or liabilities in connection therewith, there can be no assurance that its environmental compliance costs or liabilities will not increase in the future or that it will not become subject to new governmental regulations, including those pertaining to potential climate change legislation, that may impose additional restrictions or costs on Young.  Young presently believes that none of its properties has any condition that is likely to have a material adverse effect on its consolidated balance sheets, consolidated statements of operations or consolidated statements of cash flows.

Employees

As of June 30, 2013, Young employed in continuing operations 945 full-time employees and 93 part-time employees, of which approximately 84 employees were represented by collective localized bargaining agreements with two different unions: the International Brotherhood of Electrical Workers and the American Federation of Television and Radio Artists. Young considers its relations with its employees to be good.

Seasonality

Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general could alter current or prospective advertisers’ spending priorities. This could cause Young’s revenues or operating results to decline significantly in any given period.

The advertising revenue of Young’s stations are generally highest in the second and fourth quarters of each year, due in part to increases in consumer advertising in the spring and retail advertising in the period leading up to, and including, the holiday season. In addition, advertising revenue is generally higher during even numbered election years due to spending by political candidates and supporters of ballot initiatives, with spending typically being heaviest during the fourth quarter.

Legal Proceedings

Young is involved in legal proceedings and litigation arising in the ordinary course of business. In Young’s opinion, the outcome of such other proceedings and litigation currently pending will not materially affect Young’s financial condition, cash flows or results of operations.

Young Broadcasting Inc., the predecessor to Young Broadcasting, LLC, and its subsidiaries emerged from bankruptcy protection in 2010. In March 2011, the Bankruptcy Court entered a final decree closing the bankruptcy cases of Young Broadcasting Inc. and its subsidiaries. See “Young Management’s Discussion & Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Young Broadcasting Inc.'s 2010 Emergence from Bankruptcy” for further discussion.

Available Information

Young is not currently subject to the reporting requirements of the Securities and Exchange Commission.

YOUNG MANAGEMENT’S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

The following discussion and analysis should be read in conjunction with other sections of this proxy statement/prospectus, including “Selected Historical Consolidated Financial Data of Young,” “Risks Related to the Business of Young,” “—Cautionary Statement Regarding Forward-Looking Statements of Young,” “Business of Young,” and the accompanying Consolidated Financial Statements of Young and the notes thereto.

This Management’s discussion and analysis of financial condition and results of operations is organized as follows:

Overview of Young’s Business. This section provides a general description of Young’s business, as well as recent developments that have occurred during the first quarter of 2013 and the year ended 2012 that Young believes are important in understanding the results of operations and financial condition or to anticipate future trends.

Critical Accounting Policies and Estimates. This section discusses accounting policies considered important to Young’s financial condition and results of operations, and which require significant judgment and estimates on Young’s part in application. In addition, Young’s significant accounting policies, including the critical accounting policies, are summarized in Note 3 to the 2012 consolidated financial statements of Young.

Results of Operations. This section provides an analysis of Young’s results of operations for the first quarter of 2013 and 2012, and the three-year period ended December 31, 2012. This analysis is presented on a consolidated basis. In addition, it provides a brief description of significant transactions and events that impact the comparability of the results being analyzed.

Liquidity and Capital Resources. This section provides an analysis of Young’s cash flows for the first quarter of 2013 and 2012, and the three-year period ended December 31, 2012, as well as a discussion of Young’s outstanding debt and commitments, both firm and contingent, that existed for the three months ended March 31, 2013 and the year ended December 31, 2012, as well as at December 31, 2011. Included in the discussion of outstanding debt is a discussion of the amount of financial capacity available to fund Young’s future commitments, as well as a discussion of other financing arrangements.

Overview of Young’s Business

The net operating revenue of Young’s television stations is derived primarily from advertising revenue and, to a much lesser extent, from retransmission rights fees paid by multi-video program distributors serving the local markets of Young’s stations for rebroadcasting their signals. The stations also sell advertising on their websites, and generate other revenue from video production, tower rental and other miscellaneous sources.

Advertising is sold for placement in a station’s network, syndicated, and locally originated programming. Advertising is sold in time increments and is priced primarily on the basis of a program’s popularity among the specific audience an advertiser desires to reach, as measured principally by periodic audience surveys. In addition, advertising rates are affected by the number of advertisers competing for the available time, the size and demographic makeup of the market served by the station and the availability of alternative advertising media in the market area. Rates are highest during the most desirable viewing hours, with corresponding reductions during other hours. The ratings of a local station affiliated with a national television network can be affected by the ratings of the network programming.

Most advertising contracts are short-term, and generally run for only a few weeks. Approximately 53% of the first quarter 2013 gross revenue and approximately 46% of the 2012 gross revenue of Young’s stations was generated from local advertising, which is sold by a station’s sales staff directly to local accounts. The remainder of the advertising revenue comes primarily from national and political advertising. The stations generally pay commissions to advertising agencies on local, regional and national advertising. Expenditures by advertisers tend to be cyclical, reflecting overall economic conditions, as well as budgeting and buying patterns. A decline in the economic prospects of advertisers or the economy in general often alter current or prospective advertisers’ spending priorities, which results in a decline in Young’s net operating revenue and operating income in any given period.

Young’s business is impacted by seasonal factors. See “Business of Young—Seasonality” for a discussion of the seasonality of Young’s business.

The stations’ primary operating expenses are for employee compensation, news-gathering, production, programming and promotion costs. A high proportion of the operating expenses of the stations is fixed.

Effective March 1, 2013, WLAJ-TV LLC, which we refer to as “WLAJ,” a wholly owned subsidiary of an unrelated party, Shield Media Lansing LLC, which we refer to as “Shield Media Lansing,” entered into an asset purchase agreement to purchase certain assets (including the FCC license) of the WLAJ television station in Lansing, MI from Sinclair Broadcast Group, which we refer to as “SBG.” Concurrent with entry into this agreement, Young entered into a JSA, and SSA, with WLAJ to provide certain non-programming related sales, operational and administrative services to WLAJ. The initial terms of the JSA and SSA are eight years, and the agreements can be automatically renewed for successive two-year renewal terms. WLAJ paid $14.3 million in cash to purchase the station assets which was partially financed through a $10.0 million term loan which is jointly guaranteed by Young and Shield Media Lansing. See Note 4 of the consolidated financial statements of Young for the quarterly period ended March 31, 2013 for more information. The acquisition was also funded from the proceeds from an asset purchase agreement in which Young purchased certain non-license assets of the station from WLAJ for $5.4 million. The balance of the proceeds from the term loan and the asset purchase agreement between WLAJ and Young, after SBG was paid, went toward transaction fees and working capital.

Young has determined that WLAJ is a variable interest entity, which we refer to as "VIEs," and that based on the terms of the WLAJ JSA and SSA and the guarantee of WLAJ's debt, it is the primary beneficiary of the variable interests. As a result of this determination, the financial results of WLAJ since March 1, 2013 have been consolidated by Young in accordance with the VIE accounting guidance and the initial purchase price of $14.3 million was allocated to the acquired assets and assumed liabilities based on estimated fair values upon the effective date of the transaction. During June 2013, Media General and Young announced a definitive agreement to combine the two companies in an all-stock merger transaction. For a discussion of the merger transaction, see “The Transaction.” The results of operations for the quarter ended March 31, 2013 include the results of WLAJ since March 1, 2013. Net operating revenues and operating loss of WLAJ included in Young’s consolidated statements of comprehensive income, were $0.3 million and less than $0.1 million for the quarter ended March 31, 2013, respectively.

Effective December 13, 2012, WXXA-TV LLC, which we refer to as “WXXA,” entered into an asset purchase agreement to purchase certain assets (including the FCC license) of the WXXA television station in Albany, New York. Concurrent with this agreement, Young entered into a JSA and SSA with WXXA to provide certain non-programming related sales, operational and administrative services to WXXA. The initial terms of the WXXA JSA and SSA are eight years from their effective dates, and the agreements automatically renew for successive two-year renewal terms. WXXA paid $19.5 million in cash to purchase the station assets, financed through a $22.0 million credit facility, which was jointly guaranteed by Young and Shield Media LLC.

Young has determined that WXXA is a VIE and that based on the terms of the JSA and SSA and the guarantee of WXXA’s debt, it is the primary beneficiary of the variable interests. As a result of this determination, the financial results of WXXA since December 13, 2012 have been consolidated by Young, and the initial purchase price of $19.5 million was allocated to the acquired assets and assumed liabilities based on estimated fair values upon the effective date of the transaction. Net operating revenue and operating income of WXXA, included in Young’s consolidated statements of comprehensive income, were $0.5 million and less than $0.1 million, respectively, for the period ended December 31, 2012. See also Note 4 to the 2012 Consolidated Financial Statements of Young.

During the year ended December 31, 2012, Young used funds available through the Young Senior Credit Facility to repurchase 7,199 shares of Young’s Class A Common Stock and 2,011 shares of Young’s Class B Common Stock. Total cash used to repurchase the stock was approximately $145 million.

Critical Accounting Policies and Estimates

The SEC considers an accounting policy to be critical if it is important to Young’s financial condition and results, and if it requires significant judgment and estimates on Young’s part in its application. Young has determined the development and selection of these critical accounting policies and the related disclosures have been reviewed with the Audit Committee of the Board of Directors of Young. For a summary of all of Young’s significant accounting policies, see Note 3 to the 2012 consolidated financial statements of Young.

Use of Estimates. The preparation of financial statements in conformity with GAAP requires Young to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The principal areas of judgment relate to the allowance for doubtful accounts, the pattern of program license rights amortization, the carrying value and the useful lives and impairment analysis of intangible assets, pension benefit obligations, tax valuation and reserves, and valuation of acquired assets and assumed liabilities and fresh-start accounting adjustments. Actual results could differ from those estimates.

Revenue Recognition. As discussed above, the gross operating revenue of Young’s stations is derived primarily from advertising revenue, which represented approximately 76% and 85% of Young’s gross operating revenues for the quarters ended March 31, 2013 and 2012, respectively, and approximately 84%, 88% and 89.9% of Young’s gross operating revenue for the years ended December 31, 2012, 2011 and 2010, respectively.

•

Advertising Revenues—Advertising revenues are recognized net of agency commissions and in the period in which the commercial is broadcast. Barter and trade revenues are also included in advertising revenues and are also recognized when the commercials are broadcast.

•

Network Affiliation Fees—Six of Young’s 13 stations are affiliated with ABC, four are affiliated with CBS, one is affiliated with NBC, one is affiliated with FOX, and one is affiliated with MyTV. Network fees are determined based on the contractual arrangements with Young’s affiliates and are recognized within operating expenses over the term of the arrangement.

•

Retransmission Consent Fees—Young receives consideration from certain satellite and cable providers in return for consent to the retransmission of the signals of Young’s television stations. In some cases, the consideration is based on the number of subscribers receiving the signals. Retransmission consent revenue is generally recognized on a per subscriber basis in accordance with the terms of each contract.

•	Other Revenue—Young generates revenue from other sources, which include digital advertising, commercial production, trade shows, rental income from tower space and other miscellaneous revenues.

Trade Accounts Receivable. Trade accounts receivables are recorded at the invoice amount and do not bear interest. Credit is extended to Young’s customers based upon an evaluation of the customers’ financial condition and collateral is not required from such customers. The allowance for doubtful accounts is Young’s estimate of the amount of probable credit losses in Young’s existing accounts receivable. Young determines the allowance based on historical write-off experience, because accounts receivables are homogeneous. Young reviews its allowance for doubtful accounts quarterly. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. Young does not have any off-balance sheet exposure related to its customers. A 1% increase in the provision would increase bad debt expense by approximately $12,000 based on the $1.2 million provision.

Program License Rights. Program license rights represent the right to air various forms of existing programming. Program license rights and the corresponding contractual obligations are recorded when the license period begins and the program is available for use. Program rights are carried at the lower of unamortized costs or estimated net realizable value. Young’s accounting for long-lived program assets requires judgment as to the likelihood that such assets will generate sufficient revenue to cover the associated expense. Many of Young’s program commitments are for syndicated shows that are produced by syndicators to be aired on a first run basis. Such shows do not generally stay in production if they do not attract a significant audience. If the syndicator cancels a show, Young’s liability for future payments is extinguished. Program license rights are analyzed by Young on a quarterly basis to determine if revenues support the recorded basis of the asset. If the estimated net revenues are less than the current carrying value of the capitalized program rights, Young will reduce the program rights to equal the amount of estimated future net revenues. For the years ended December 31, 2012, 2011 and 2010, no write-downs of program licenses rights were recorded.

Intangible Assets. Intangible assets include FCC broadcast licenses, network affiliations and other intangible assets. Young tests the FCC licenses for impairment at least annually or whenever an impairment indicator exists. Young uses a “greenfield” income approach under which the FCC license is valued by analyzing the estimated after-tax discounted future cash flows of the station. The assumptions used in the discounted cash flow models reflect historical station performance, industry standards and trends in the respective markets. A downward revision in the present value of future cash flows for intangible assets could result in impairment and a non-cash charge would be required. Such a charge could have a material effect on Young's consolidated financial statements. Young’s wholly owned national sales representation firm Adam Young, Inc. ceased operations during 2011 resulting in the write-off of related intangible assets totaling approximately $1.0 million during the year ended December 31, 2011.

Broadcast licenses are reviewed annually for impairment or whenever an impairment indicator arises. Young performs its annual impairment test as of October 31. For the years ended December 31, 2012 and 2011, it was determined that the fair value of all of Young’s broadcast licenses was higher than the carrying value and, as such, no impairment charge was recorded for the years ended December 31, 2012 and 2011.

Young amortizes intangible assets with determinable useful lives over their respective estimated useful lives. Network affiliation relationships are amortized over 20 years and other definite lived intangible assets are amortized over a period of 4 to 6 years. Young evaluates the remaining useful lives of its intangible assets with determinable lives each reporting period to identify whether events or circumstances warrant a revision to the remaining period of amortization and whether there are indications of impairment.

It is Young’s policy to account for Network Affiliations and other definite-lived intangible assets at the lower of amortized cost or estimated fair value. As part of an ongoing review of the valuation and amortization of other intangible assets of Young and its subsidiaries, Young assesses the carrying value of Network Affiliations, other definite-lived intangible assets and other long-lived assets if facts and circumstances suggest that there may be impairment. If this review indicates that Network Affiliations and other definite-lived intangible assets will not be recoverable as determined by a non-discounted cash flow analysis of the operating assets over the remaining amortization period, the carrying value of other intangible assets would be reduced to their estimated fair value.

Pension Assumptions. Pension benefit obligations and net periodic pension costs are calculated using many actuarial assumptions. The assumptions used in accounting for pension liabilities and costs include discount rates, expected rate of return on plan assets, mortality rates and other factors. In accordance with GAAP, differences between actual results and assumptions are accumulated and amortized as part of net periodic pension costs over future periods, and therefore, generally affect recognized costs and the recorded obligation in future periods. Young considers the assumptions used in its determination of its projected benefit obligations and pension costs to be reasonable.

Gray Equity Participation Liability. Young had a management agreement with Gray Television, Inc., which we refer to as “Gray.” The term of the Gray Management Agreement, which we refer to as the “Management Agreement,” expired on December 31, 2012. As part of the Management Agreement, if Young had been sold within the term thereof, Gray would be entitled to receive a portion of the aggregate sales price above a specified threshold. Young estimated the fair value of this liability to be $8.0 million at December 31, 2011. Young was not sold as of December 31, 2012, and the liability was reversed. Young has included $8.0 million in income from the reversal in Other income/(expense), net on the consolidated statement of comprehensive income for the year ended December 31, 2012.

Consolidation of Variable Interest Entities. Young consolidates VIEs when it is the primary beneficiary of the entity, in accordance with the VIE accounting guidance. In determining whether Young is the primary beneficiary of a VIE for financial reporting purposes, Young considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE. Young’s consolidated statement of comprehensive income includes WXXA’s results since December 13, 2012 and WLAJ’s results since March 1, 2013, pursuant to the VIE accounting guidance. Management estimates the fair values of acquired assets and assumed liabilities using expected future revenue and cash flows, expected future growth rates, and estimated discount rates.

Fresh-start reporting. Young adopted fresh-start reporting effective June 30, 2010. Fresh-start reporting provides for, among other things, a determination of the fair value to be assigned to the new equity and debt of the emerging company as of a date selected for financial reporting purposes. An enterprise value was determined using a discounted cash flow approach, and was verified using a market approach, then was subsequently adjusted to reorganization value and allocated to Young's assets and liabilities based on their respective fair values.

Results of Operations

Components of Net Operating Revenue

Set forth below are the principal types of revenue received by Young’s stations for the periods indicated and the percentage contribution of each to Young’s gross operating revenue, as well as agency and national sales representative commissions.

	For the three months ended March 31,				For the year ended December 31,
	2013		2012		2012		2011		2010
	Amount	% of Gross operating revenue	Amount	% of Gross operating revenue	Amount	% of Gross operating revenue	Amount	% of Gross operating revenue	Amount	% of Gross operating revenue
	(dollars in thousands)
Gross operating revenue
Local	$30,513	53.2%	$28,779	56.8%	$121,801	45.9%	$120,880	59.9%	$112,483	52.4%
National	12,914	22.6	12,038	23.7	51,852	19.6	49,946	24.8	51,398	24.0
Political	372	0.6	2,064	4.1	49,709	18.7	5,853	2.9	27,360	12.7
Retransmission	9,338	16.3	4,339	8.6	27,359	10.3	14,443	7.2	13,329	6.2
Digital	1,641	2.9	1,149	2.3	5,791	2.2	3,740	1.8	3,320	1.6
Production and other	1,569	2.8	1,493	2.9	5,477	2.1	3,835	1.9	4,215	2.0
Barter	937	1.6	806	1.6	3,123	1.2	2,973	1.5	2,388	1.1
Total	57,284	100.0	50,668	100.0	$265,112	100.0	$201,670	100.0	$214,493	100.0
Agency and sales representative commissions	(7,239)	(12.4)	(6,924)	(13.8)	(36,929)	(13.9)	(27,150)	(13.5)	(26,999)	(12.6)
Net operating revenue	$50,045	87.6%	$43,744	86.2%	$228,183	86.1%	$174,520	86.5%	$187,494	87.4%

Three Months Ended March 31, 2013 compared to Three Months Ended March 31, 2012.

	For the three months ended March 31,
	2013	2012	Change	% change
	(dollars in thousands)
Net operating revenue	$50,045	$43,744	$6,301	14.4%
Operating expenses, excluding depreciation and amortization expense	19,212	15,864	3,348	21.1
Amortization of program license rights	2,455	2,123	332	15.6
Selling, general and administrative expenses	14,464	13,385	1,079	8.1
Depreciation and amortization	4,491	3,917	574	14.7
Loss on disposal of property and equipment, net	—	(167)	(167)	(100.0)
Corporate overhead, excluding depreciation and amortization expense	2,361	3,705	(1,344)	(36.3)
Operating income	7,062	4,917	2,145	43.6
Interest expense	(2,140)	(1,815)	(325)	17.9
Other income/ (expense), net	(101)	(22)	(79)	359.1
	(2,241)	(1,837)	(404)	22.0
Income before income taxes	4,821	3,080	1,741	56.5
Income tax provision	(1,802)	(1,246)	(556)	44.6
Net income	$3,019	$1,834	$1,185	64.6%
Net loss attributable to noncontrolling interests	95	—	95	100.0
Net income attributable to Young	$3,114	$1,834	$1,280	69.8%
Total comprehensive income attributable to Young	$3,114	$1,834	$1,280	69.8%

Net operating revenue for the three months ended March 31, 2013 was approximately $50.0 million, as compared to approximately $43.7 million for the three months ended March 31, 2012, an increase of $6.3 million, or 14.4%. The principal components of, and changes to, gross operating revenue were as follows:

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Gross local revenues for the three months ended March 31, 2013 were approximately $30.5 million as compared to $28.8 million for the three months ended March 31, 2012, an increase of $1.7 million, or 5.9%. The majority of the increase in gross local revenues was due to the new shared services relationships with WXXA and WLAJ.

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Additionally, gross national revenues for the three months ended March 31, 2013 were approximately $12.9 million as compared to $12.0 million for the three months ended March 31, 2012, an increase of approximately $0.9 million, or 7.5%. Gross national revenues were up at 6 of the stations, primarily due to increases in advertising revenues from the automotive, telecommunications, beverage, fast food and banking advertising categories. In addition, WXXA and WLAJ, whose results were not included in the three months ended March 31, 2012, showed increases in revenues from their results for the three months ended March 31, 2013.

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Gross political revenues for the three months ended March 31, 2013 decreased $1.7 million, or 82.0%. The decrease was due to an off political year as 2013 is not a presidential or congressional election year.

●

Retransmission revenues were approximately $9.3 million for the three months ended March 31, 2013 as compared to $4.3 million for the three months ended March 31, 2012, an increase of approximately $5.0 million, or 116.3%. This increase is primarily due to increased retransmission rates charged by the stations.

●

Digital revenues for the three months ended March 31, 2013 increased $0.5 million or 42.8%. The increase is due to Young’s investment in the digital area in the way of sales offerings, new content and platforms.

Increases in agency and sales representative commissions from the three months ended March 31, 2012 to the three months ended March 31, 2013 are due to increased advertising revenues in the three months ended March 31, 2013 compared to the three months ended March 31, 2012.

Operating expenses, excluding depreciation and amortization expense, for the three months ended March 31, 2013 were $19.2 million as compared to $15.9 million for the three months ended March 31, 2012, an increase of $3.3 million and a change of 21.1%. The following changes year over year were noted:

●	Operating expenses increased approximately $1.0 million due to the new shared services relationship with WXXA and WLAJ.

●	Programming expenses increased approximately $1.6 million due primarily to new CBS contracts at two of Young’s stations and increased fees associated with the ABC contracts at five Young stations.

Amortization of program license rights was approximately $2.4 million for the three months ended March 31, 2013, as compared to $2.1 million for the three months ended March 31, 2012, an increase of approximately $0.3 million or 15.6%. The majority of the increase is due to the new shared services relationship with WXXA and WLAJ subsequent to the quarter ended March 31, 2012.

Selling, general and administrative expenses increased $1.1 million as compared to the three month period ended March 31, 2012 due to miscellaneous increases in several categories of expense.

Depreciation and amortization was $4.5 million for the three months ended March 31, 2013 as compared to $3.9 million for the three months ended March 31, 2012, an increase of approximately $0.6 million or 14.7%. The increase was due to the addition of new assets for HD conversion and the new shared services relationships with WXXA and WLAJ.

Corporate overhead, excluding depreciation and amortization expense, for the three months ended March 31, 2013 was $2.4 million, compared to $3.7 million for the three months ended March 31, 2012, a decrease of $1.3 million, or 36.3%. The major components of corporate overhead, excluding depreciation and amortization expense, were as follows:

●	Certain managing and consulting fees for the three months ended March 31, 2013 were $0 as compared to $0.7 million for the three months ended March 31, 2012.

●	Professional fees decreased $0.3 million as a result of legal fees for nonrecurring costs incurred during the three months ended March 31, 2012.

●	Severance expenses decreased $0.5 million for the three months ended March 31, 2013 due to the turnover in the CEO position during the three months ended March 31, 2012.

Interest expense for the three months ended March 31, 2013 was $2.1 million as compared to $1.8 million for the three months ended March 31, 2012, an increase of approximately $0.3 million or 16.7%. This increase is due to the change in Young’s debt structure to include debt related to their VIEs for the purchase of WXXA and WLAJ.

Other expense, net increased approximately $0.8 million for the three months ended March 31, 2013. Included in other expense, net is Young’s equity share of its joint venture at four stations.

Young recorded benefit (expense) for income taxes provision of $1.8 million for the three months ended March 31, 2013 and $1.2 million for the three months ended March 31, 2012, an increase primarily due to an increase in pre-tax income.

As a result of the above discussed factors, the total comprehensive income attributable to Young was $3.1 million for the three months ended March 31, 2013 compared to total comprehensive income attributable to Young of $1.8 million for the three months ended March 31, 2012, an increase of approximately $1.3 million, or 69.8%.

Year Ended December 31, 2012 compared to Year Ended December 31, 2011.

The following table sets forth Young’s operating results for the year ended December 31, 2012 compared to the year ended December 31, 2011.

	For the year ended December 31,
	2012	2011	Change	% change
	(dollars in thousands)
Net operating revenue	$228,183	$174,520	$53,663	30.7%
Operating expenses, excluding depreciation expense	68,899	61,846	7,053	11.4
Amortization of program license rights	9,022	9,780	(758)	(7.8)
Selling, general and administrative expenses	55,000	53,851	1,149	2.1
Depreciation and amortization	16,179	13,896	2,283	16.4
Write-off of intangible asset	—	978	(978)	(100)
Loss on disposal of property equipment net	59	683	(624)	(91.4)
Corporate overhead, excluding depreciation and amortization expense	23,531	12,182	11,349	93.2
Operating income	55,493	21,304	34,189	160.5
Interest expense	(7,830)	(7,240)	(590)	(8.1)
Loss on extinguishment of debt	—	(915)	915	100
Other income/ (expense), net	8,680	(675)	9,355	1,385.9
	850	(8,830)	9,680	109.6
Income before reorganization items and income taxes	56,343	12,474	43,869	351.7
Reorganization items, net	—	(1,350)	1,350	100
Benefit (expense) for income taxes	(20,380)	91,039	(111,419)	(122.4)
Net income	$35,963	$102,163	$(66,200)	(64.8% )
Net income attributable to noncontrolling interests	42	—	42	100
Net income attributable to Young	$35,921	$102,163	$(66,242)	(64.8% )
Change in unrecognized amounts included in pension obligations, net of tax	(500)	(1,159)	659	(56.9% )
Total Comprehensive Income attributable to Young	$35,421	$101,004	$(65,583)	(64.9% )

Net operating revenue for the year ended December 31, 2012 was $228.2 million, as compared to $174.5 million for the year ended December 31, 2011, an increase of $53.7 million or 30.7%. The principal components of, and changes to, gross operating revenue were as follows:

•

Gross local revenues for the year ended December 31, 2012 were approximately $121.8 million, as compared to $120.9 million for the year ended December 31, 2011, an increase of approximately $0.9 million, or 0.7%. Additionally, gross national revenues for the year ended December 31, 2012 were approximately $51.9 million as compared to $49.9 million for the year ended December 31, 2011, an increase of approximately $2.0 million, or 4.0%. Gross local revenues were down at five of the affiliated stations due primarily to political revenues displacing local business at three of the stations during a presidential election year. At the other two stations, decreases in gross local revenues were due to decreases in the telecommunications, gambling, fast food, media, retail and insurance advertising categories. Gross national revenues at six of the affiliated stations increased during the year ended December 31, 2012. The increases were due to increased advertising revenues in automotive, telecommunications, fast food and healthcare advertising.

•

Gross political revenues for 2012 were $49.7 million, as compared to $5.9 million for 2011, an increase of approximately $43.8 million. Nine of Young’s stations noted increased political revenue year over year, due to the fact that 2012 was a politically active year, including a presidential election and congressional elections.

•

Retransmission revenues were approximately $27.4 million for the year ended December 31, 2012 as compared to $14.4 million for the year ended December 31, 2011, an increase of approximately $13.0 million or 90.3%. This increase is primarily due to increased retransmission rates.

•

Digital revenues were approximately $5.8 million for the year ended December 31, 2012 as compared to $3.7 million for the year ended December 31, 2011, an increase of approximately $2.1 million or 56.8%. Young focused on increasing digital revenue in 2012 by hiring a VP of Digital Content and by putting into place new digital programs which brought in additional revenue.

•

Production and other revenues were approximately $5.5 million for the year ended December 31, 2012 as compared to $3.8 million for the year ended December 31, 2011, an increase of approximately $1.6 million or 42.8%. This increase is due primarily to the receipt of cable copyright royalty payments in June of 2012.

Increases in agency and sales representative commissions from the year ended December 31, 2011 to December 31, 2012 are due to increased advertising revenues in 2012 compared to 2011.

Operating expenses for the year ended December 31, 2012 were $68.9 million as compared to $61.8 million for the year ended December 31, 2011, an increase of $7.1 million and a change of 11.4%. The following changes year over year were noted:

•

Programming expenses increased approximately $5.3 million from 2011 primarily due to new CBS contracts at two of Young's stations and increased fees associated with the ABC contracts at five Young stations.

•	News expenses increased approximately $1.5 million from 2011; approximately $1.3 million of the increase is due to higher salary expenses for open positions that were filled at TV stations.

•	All other operating expenses saw small increases totaling approximately $0.3 million.

Amortization of program license rights was approximately $9.0 million for the year ended December 31, 2012 as compared to $9.8 million for the year ended December 31, 2011, a decrease of approximately $.8 million, or 7.8%. During the year ended December 31, 2011, Oprah Winfrey’s show went off the air, which triggered a reduction in expense.

Selling, general and administrative expenses increased by approximately $1.1 million during the year ended December 31, 2012. The increase is primarily due to increase in salaries and increases in related employee benefits.

Depreciation and amortization was $16.2 million in 2012 as compared to $13.9 million in 2011, an increase of approximately $2.3 million, or 16.4%. The increase is due to increased HD and news automation upgrades done at the stations throughout 2011 which caused increases in depreciation expense in 2012.

Young performed its annual impairment review during the fourth quarter of 2012 and determined that no impairment charges were required for the year ended December 31, 2012. During the year ended December 31, 2011, Young recorded a loss with respect to approximately $1.0 million of intangible assets in connection with the closing of its national sale representation firm Adam Young, Inc.

Loss on disposal of property and equipment, net for the year ended December 31, 2012 was less than $0.1 million in 2012. Losses of approximately $0.7 million were recorded in 2011 related to a tower at KELO-TV.

Corporate overhead, excluding depreciation and amortization expense, for 2012 was $23.5 million as compared to $12.2 million for 2011, an increase of approximately $11.3 million, or 93.2%. The major components and changes in corporate overhead, excluding depreciation and amortization expense, were as follows:

•	Certain management and consulting fees for 2012 were $12.0 million as compared to $1.3 million for 2011, an increase of $10.7 million. The increase is due to an increase in fees.

•

Corporate compensation and related benefits increased by about $1.0 million in 2012; this increase primarily due to two new positions in 2012, an increase in bonuses of $0.4 million, severance payments of $0.2 million and an increase in employee benefits of $0.2 million.

•

Professional fees decreased approximately $1.0 million for the year ended December 31, 2012. This is due primarily to a $0.8 million decrease in financial advisory and other financial services fees. There was also a decrease in Directors’ fees of about $0.4 million in 2012 due to fewer board calls during the year. These fees were higher in 2011 due to the debt restructuring during that year. These decreases were partially offset by a $0.2 million increase in other audit and consulting fees in 2012.

•	Other corporate overhead increased by approximately $0.5 million. This increase is due to higher travel costs and bad debt expense related to the shutdown of Adam Young, Inc.

Interest expense for 2012 was $7.8 million, compared to $7.2 million for 2011, an increase of $0.6 million, or 8.1%. This increase is due to an increase in the average outstanding balance of the Young Senior Credit Facility after loan draws (1) to enter into the shared services relationship with WXXA and (2) to repurchase a portion of the outstanding common stock of Young.

Other income (expense), net for the years ended December 31, 2012 and December 31, 2011 was approximately $8.7 and $(0.7) million, respectively, an increase of approximately $9.4 million. The change in other income (expense), net from 2011 to 2012 is due primarily to the write-off of the Gray equity participation liability in the amount of $8.0 million. The remainder of the change is due mainly to insurance proceeds received in connection with the destruction of one of Young’s towers.

Young’s expense for income taxes for the year ended December 31, 2012 of $20.4 million consists primarily of federal, state and local income taxes of $22.7 million, benefits related to changes in rate differential of $2.7 million and expense related to NOL adjustments due to Young Broadcasting Inc.'s emergence from bankruptcy of $0.7 million. The benefit for income taxes for the year ended December 31, 2011 of $91.0 million consists primarily of federal, state and local income tax expense of $4.0 million, expense related to changes in rate differential of $3.0 million, offset by a reversal of a valuation allowance of $95.0 million, cancellation of debt benefits of $2.0 million and a benefit related to NOL adjustments due to Young Broadcasting Inc.’s emergence from bankruptcy of $1.6 million.

Primarily as a result of the above-discussed factors, the total comprehensive income attributable to Young for the years ended December 31, 2012 and 2011 was $35.4 million and $101.0 million, respectively. This represents a decrease of 64.9%.

Year Ended December 31, 2011 compared to Year Ended December 31, 2010.

Young’s consolidated financial statements and transactional records prior to Young Broadcasting Inc.’s emergence from bankruptcy reflect the historical accounting basis in Young’s assets and liabilities and are labeled Predecessor, while such records subsequent to Young Broadcasting Inc.’s emergence from bankruptcy are labeled Successor and reflect Young’s adoption of fresh-start accounting upon Young Broadcasting Inc.’s emergence from bankruptcy. This is presented in Young’s 2010 consolidated financial statements by a vertical black line division which appears between the sections entitled Predecessor and Successor on the statements and relevant notes. This division signifies that the amounts shown for the periods prior to and subsequent to Young Broadcasting Inc.’s emergence from bankruptcy are not comparable.

For purposes of presenting a comparison of Young’s 2011 results to prior periods, Young has presented its 2010 results as the mathematical addition of the Predecessor and Successor periods. Young believes that this presentation provides the most meaningful information about its 2010 results of operations. This approach, however, is not consistent with GAAP, may yield results that are not strictly comparable on a period-to-period basis and may not reflect the actual results Young would have achieved.

The following table sets forth Young’s operating results for the year ended December 31, 2011 as compared to the year ended December 31, 2010.

	For the year ended December 31,
	2011	2010	Change	% change
	(dollars in thousands)
Net operating revenue	$174,520	$187,494	$(12,974)	(6.9% )
Operating expenses, excluding depreciation expense	61,846	59,191	2,655	4.5
Amortization of program license rights	9,780	11,036	(1,256)	(11.4)
Selling, general and administrative expenses	53,851	51,803	2,048	4.0
Depreciation and amortization	13,896	13,719	177	1.3
Write-off of intangible asset	978	—	978	100
Loss(gain) loss on disposal of property and equipment, net	683	(1,162)	1,845	(158.8)
Corporate overhead, excluding depreciation and amortization expense	12,182	14,302	(2,120)	(14.8)
Operating income	21,304	38,605	(17,301)	(44.8)
Interest expense, net	(7,240)	(15,637)	(8,397)	(53.7)
Loss on extinguishment of debt	(915)	—	(915)	(100)
Other expense, net	(675)	(230)	445	193.5
	(8,830)	(15,867)	(7,037)	(44.3)
Income before reorganization items, fresh-start adjustments, and benefit from income taxes	12,474	22,738	(10,264)	(45.1)
Reorganization items, net	(1,350)	511,226	(512,576)	(100.3)
Fresh-start adjustments	-	90,868	(90,868)	(100)
Benefit (expense) for income taxes	91,039	(114)	91,153	79,959
Net income	$102,163	$624,718	$(522,555)	(83.6% )

Net operating revenue for the year ended December 31, 2011 was $174.5 million, as compared to $187.5 million for the year ended December 31, 2010, a decrease of $13.0 million or 6.9%. The principal components of, and changes to, gross operating revenues were as follows:

•

Gross local revenues for the year ended December 31, 2011 were approximately $120.9 million, as compared to $112.5 million for the year ended December 31, 2010, an increase of approximately $8.4 million, or 7.5%. Additionally, gross national revenues for the year ended December 31, 2011 were approximately $49.9 million as compared to $51.4 million for the year ended December 31, 2010, a decrease of approximately $1.5 million, or 2.9%. Gross local revenues increased at nine of the ten affiliated stations due to increases in top 10 advertising categories including auto, healthcare and education. Gross national revenues at eight of the 10 affiliated stations decreased due to a decrease in automotive advertising, which was affected by the earthquake in Japan in 2011.

•

Gross political revenue for 2011 was $5.9 million, as compared to $27.4 million for 2010, a decrease of approximately $21.5 million. Eight of Young’s stations noted decreased political revenue year over year, due to the fact that 2010 was a political year with congressional elections.

•

Retransmission revenues for 2011 were $14.4 million, as compared to $13.3 million, an increase of approximately $1.1 million. This increase is primarily due to increased retransmission revenues resulting from increases in rates and number of subscribers.

•

Other revenues were approximately $10.5 million for the year ended December 31, 2011 as compared to $9.9 million for the year ended December 31, 2010, an increase of approximately $0.6 million or 6.1%.

Sales representation commissions increased from $27.0 million in 2010 to $27.2 million in 2011.

Operating expenses for the year ended December 31, 2011 were $61.8 million as compared to $59.2 million for the year ended December 31, 2010. This is an increase of $2.7 million and a change of 4.5%, principally as a result of the following changes:

•

News expenses increased by approximately $1.2 million. There was a $1.3 million increase in personnel costs (salary increases plus 15 new news positions for news expansions) offset by 0.1 million reduction in all other areas of news.

•	Programming expenses increased by approximately $0.6 million, which resulted from a change in valuation of programming.

•	Other expenses: Direct expenses increased approximately $0.2 million due to an increase in FCC license fees.

•	Barter expense went up approximately $0.6 million due to the addition of new barter programming in 2011.

Amortization of program license rights was approximately $9.8 million for the year ended December 31, 2011 as compared to $11.0 million for the year ended December 31, 2010, a decrease of $1.3 million, or 11.4%. This decrease is mainly due to revaluation of the Dr. Phil contract at KRON-TV.

Selling, general and administrative expenses for the year ended December 31, 2011 were $53.9 million as compared to $51.8 million for the year ended December 31, 2010. This is an increase of $2.1 million and a change of 4.0%. The increase was principally a result of the following changes:

•	Personnel costs increased approximately $2.8 million primarily due to salary increases, new headcount and increased costs for employee benefits.

•	Expenses such as rent, utilities, telephone and data processing increased across the board. Professional fees increased due to various station initiatives.

•	Adam Young, Inc. commissions of $4.0 million that were incurred in 2010 were not included in 2011 subsequent to the shutdown of the firm.

•

During the year ended December 31, 2011, Young incurred approximately $1.8 million in severance and shutdown costs in connection with the decision to close its national sales representation firm, Adam Young, Inc.

Depreciation and amortization was $13.9 million in 2011 as compared to $13.7 million in 2010, an increase of approximately $0.2 million, or 1.3%. The increase is due to HD and news automation upgrades/projects done at stations throughout 2011 which triggered an increase in depreciation expense in 2011.

Young performed its annual impairment review during the fourth quarter of 2011 and recorded a loss with respect to approximately $1.0 million of intangible assets in connection with the closing of its national sale representation firm Adam Young, Inc. No other intangible assets were written off in connection with the annual impairment review.

Gain (loss) on disposal of property and equipment, net for the year ended December 31, 2011 consists mainly of the loss of approximately $0.7 million recorded at each of Young’s 10 stations associated with the Sprint/Nextel equipment swap resulting from the receipt of new equipment and the retirement of the replaced equipment.

Corporate overhead, excluding depreciation and amortization expense, for 2011 was $12.2 million as compared to $14.3 million for 2010, a decrease of approximately $2.1 million, or 14.8%. The major components and changes in corporate overhead, excluding depreciation and amortization expense, were as follows:

•	Legal and accounting fees increased approximately $4.3 million in 2011 from 2010. This increase was due to the debt restructuring that occurred in 2011.

•

Compensation and related benefits decreased approximately $0.2 million during year ended December 31, 2011. Of this decrease approximately $0.6 million relates to decreases in salaries expense after several positions were terminated. This decrease was offset by approximately $0.3 million in bonuses earned in 2011. Relocation costs of approximately $0.1 million were incurred in 2011.

•

Other corporate overhead expenses decreased by about $0.2 million in 2011. This resulted from savings related to the New York office relocation and insurance costs (including a reduction in the D&O coverage needed). These decreases were partially offset by increased costs in other categories.

•	Certain management and consulting fees for 2011 were $1.3 million as compared to $7.4 million for 2010, a decrease of $6.0 million. The decrease is due to the decrease in fees.

Net interest expense, for 2011 was $7.2 million, compared to $15.6 million for the year ended December 31, 2010, a decrease of $8.4 million, or 53.7%. This decrease is due to the change in Young’s debt structure as a result of the emergence from bankruptcy on June 23, 2010, which resulting in a significant reduction of debt from over $800.0 million to $75.0 million.

Other expense for the year ended December 31, 2011 was approximately $0.7 million as compared to $0.2 million for the year ended December 31, 2010, an increase of approximately $0.5 million.

In connection with the proceedings of Young Broadcasting Inc., the predecessor of Young for accounting purposes, under Chapter 11 of the Bankruptcy Code, Young Broadcasting Inc. incurred approximately $1.4 million in expenses from reorganization items for the year ended December 31, 2011, mainly for legal and professional expenses. During the year ended December 31, 2010, Young Broadcasting Inc. had a benefit of approximately $511.2 million related to reorganization items. The gain consisted mainly of professional fees expense of $11.0 million and gains on liabilities subject to compromise of approximately $529.7 million. See Note 2 to the 2012 consolidated financial statements of Young.

Young’s benefit for income taxes of approximately $91.0 million for the year ended December 31, 2011 consisted primarily of a reversal of valuation allowance of $95.0 million, a benefit related to NOL adjustments due to Young Broadcasting Inc.’s emergence from bankruptcy of $1.6 million and cancellation of debt benefits of $2.0 million, offset by federal, state and local income tax expense of $4.0 million and expense related to changes in rate differential of $3.0 million. Young recorded an expense for income taxes of $0.1 million for the year ended December 31 2010, a change of $91.1 million from the year ended December 31, 2011.

The benefit (expense) for income taxes for the year ended December 31, 2010 relates primarily to federal, state and local income taxes totaling $218.8 million, offset by benefits from losses with no utilization totaling $8.9 million and benefits from reorganization items totaling $209.7 million.

As a result of the above-discussed factors, the net income for Young was $102.2 million for the year ended December 31, 2011, compared to net income of $624.7 million for the year ended December 31, 2010, a change of $522.6 million, or 83.6%.

Liquidity and Capital Resources

Young Broadcasting Inc.’s 2010 Emergence from Bankruptcy

On February 13, 2009, Young Broadcasting Inc., the predecessor to Young Broadcasting, LLC, and substantially all of its subsidiaries filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. On November 4, 2009, Young Broadcasting Inc. and its subsidiaries filed with the Bankruptcy Court a joint plan of reorganization and a related disclosure statement. The Bankruptcy Court entered an order approving the disclosure statement on November 6, 2009. The Bankruptcy Court entered an order confirming the plan on May 10, 2010. The plan became effective on June 24, 2010, at which point Young Broadcasting Inc. and its subsidiaries emerged from Chapter 11 protection and were discharged and released from certain claims and interests in accordance with the provisions of the plan. Under the plan of reorganization, on the effective date, all of the outstanding equity in Young Broadcasting Inc. was cancelled and Young Broadcasting Inc. issued new equity, all of which was distributed to a newly created holding company, Young. In addition, after the effective date, in accordance with the plan of reorganization, Young Broadcasting Inc. converted from a Delaware corporation to a Delaware limited liability company and changed its name to Young Broadcasting, LLC.

Under the plan of reorganization, Young Broadcasting Inc.’s pre-petition secured lenders received a combination of equity and debt in Young in full satisfaction of their claims against Young Broadcasting Inc. and its subsidiaries.

Upon Young Broadcasting Inc.’s emergence from bankruptcy protection, Young adopted the fresh-start reporting provisions of ASC 852-10, effective June 30, 2010, which was the end of Young Broadcasting Inc.’s accounting period. Fresh-start reporting provides, among other things, for a determination of the fair value to be assigned to the new equity and debt of the emerging company as of a date selected for financial reporting purposes. Young’s business enterprise value was $353.0 million as of the effective date, as determined by Young with the assistance of its independent appraisers. The enterprise value was determined using a discounted cash flow approach, and verified using a market approach. Under fresh-start reporting, the business enterprise value is adjusted to reorganization value and allocated to Young’s assets and liabilities based on their respective fair values in conformity with the purchase method of accounting for business combinations.

In March 2011, the Bankruptcy Court entered a final decree closing the bankruptcy cases of Young Broadcasting Inc. and its subsidiaries.

Current Financial Condition

The following tables present certain data that Young believes is helpful in evaluating its liquidity and capital resources.

	Three Months Ended March 31,		Year Ended December 31,
	2013	2012	2012	2011
	(dollars in thousands)
Net cash (used in) provided by:
Operating activities	$6,252	$9,505	$73,566	$22,411
Investing activities	(17,352)	(3,320)	(30,917)	(17,237)
Financing activities	5,327	(58,777)	(73,964)	5,121
Net increase (decrease) in cash and cash equivalents	$(5,773)	$(52,592)	$(31,315)	$10,295

	As of March 31,		As of December 31,
	2013	2012	2012	2011
	(dollars in thousands)
Cash and cash equivalents	$18,471	$24,244	$24,244	$55,559
Total debt	$162,700	$146,250	$157,000	$85,000
Available under Young Senior Credit Facility	$25,000	$25,000	$25,000	$90,000

Total debt above does not include short-term and long-term capital leases payable totaling $1.3 million, $1.3 million, $1.2 million and $1.3 million at December 31, 2012, December 31, 2011, March 31, 2013 and March 31, 2012, respectively.

Young’s cash flow from operations is dependent on the national advertising market and its individual television markets.

The principal uses of cash that affect Young’s liquidity position as of March 31, 2013 include the following: the acquisition of and payments under programming rights for entertainment and sporting events, investing and operating activities and principal and interest payments on Young’s debt.

Sources and Uses of Cash

For a discussion of Young’s presentation of its 2010 results as the mathematical addition of the Predecessor and Successor periods, see “—Year Ended December 31, 2011 compared to Year Ended December 31, 2010.”

Operating Activities

Net cash provided by operating activities for the quarter ended March 31, 2013 was approximately $6.3 million, primarily due to the following items:

•

Prepaid expenses and other current assets decreased approximately $2.9 million for the three months ended March 31, 2013, due primarily to $1.6 million in WXXA accounts receivable collected on behalf of Newport Television, LLC, which we refer to as “Newport,” and remitted during the quarter ended March 31, 2013. An additional $1.4 million is related to an escrow that was paid by WLAJ during the WLAJ acquisition.

•

Accrued expenses and other current liabilities decreased approximately $1.7 million for the three months ended March 31, 2013. This decrease is due mainly to changes in network fees, WXXA preacquisition items owed to Newport and tradeshow revenues collected in 2012 for shows that occurred in the first quarter of 2013.

•	Young made approximately $2.5 million of payments on its programming liabilities during the three months ended March 31, 2013.

•

Trade accounts payable decreased approximately $1.9 million during the three months ended March 31, 2013. This decrease was due to the payment of nonrecurring invoices from 2012 such as a $0.5 million fee for financial advisory services and the $0.6 million Gray management fee.

•

Trade accounts receivable, less allowance for doubtful accounts, increased approximately $0.9 million for the quarter ended March 31, 2013. This increase is due mainly to increased sales and revenues during the first quarter of 2013.

Net cash provided by operating activities during the three months ended March 31, 2012 was approximately $9.5 million, primarily due to the following items:

•

Trade accounts receivable, less allowance for doubtful accounts, decreased approximately $3.8 million for the quarter ended March 31, 2012. This decrease is due mainly to collections from increased holiday advertising revenues in the fourth quarter of 2011.

•	Young made approximately $2.1 million of payments on its programming liabilities during the three months ended March 31, 2012.

•	Trade accounts payable decreased approximately $0.8 million during the three months ended March 31, 2012.

•	Accrued expenses and other current liabilities increased approximately $0.7 million for the three months ended March 31, 2012.

Net cash provided by operating activities for the year ended December 31, 2012 was approximately $73.6 million, primarily due to the following items:

•

Net income for the year ended December 31, 2012 was approximately $36.0 million as compared to $102.2 million in 2011. Net operating revenues increased for Young in 2012 by approximately $53.7 million. This increase was offset in part by income tax expense of $20.4 million generated primarily from federal, state and local taxes totaling $22.7 million. For the year ended December 31, 2011, Young had a benefit for income taxes in the amount of $91.0 million primarily related to reversal of its valuation allowance in the amount of $95.0 million.

•

Accrued expenses and other current liabilities increased approximately $14.8 million for the year ended December 31, 2012. This increase is due mainly to an increase in the Gray management fee payable of $9.9 million, ABC network fees of $1.6 million, $0.5 million in fees for financial advisory services and $1.6 million of WXXA preacquisition items owed to Newport.

•	Trade accounts payable increased approximately $1.1 million for the year ended December 31, 2012.

•

Young made approximately $9.0 million of payments on its programming liabilities in 2012. The decrease in payments on programming liabilities year over year is due to lower costs from no longer airing the Oprah Winfrey Show.

•

Prepaid expenses and other current assets increased approximately $3.8 million for the year ended December 31, 2012. This increase in 2012 is mainly due to $1.6 million in WXXA trade accounts receivable from preacquisition collected on behalf of Newport. An additional $1.4 million is an escrow that was paid by WLAJ during the acquisition of WLAJ TV.

•

Trade accounts receivable, less allowance for doubtful accounts, increased approximately $3.1 million for the year ended December 31, 2012. This increase is due mainly to increased sales and revenues during 2012.

Net cash provided by operating activities for the year ended December 31, 2011 was approximately $22.4 million, primarily due to the following items:

•	Prepaid expenses and other current assets decreased approximately $2.0 million for the year ended December 31, 2011.

•	Trade accounts payable increased approximately $0.5 million for the year ended December 31, 2011.

•	Young made approximately $9.7 million of payments on its programming liabilities in 2011.

•

Accrued expenses and other current liabilities decreased approximately $7.8 million for the year ended December 31, 2011, mainly due to $5.7 million of Gray management fees expensed in 2010 that were paid in 2011.

•

Trade accounts receivable, less allowance for doubtful accounts increased approximately $2.3 million for the year ended December 31, 2011, which was mainly due to an increase in national and local revenues from 2010 to 2011.

Net cash provided by operating activities for the year ended December 31, 2010 was approximately $32.2 million, primarily due to the following items:

•

Net income for the year ended December 31, 2010 was $624.7 million. During 2011, net income included reorganization items and fresh-start adjustments totaling $518.0 million and $90.9 million, respectively.

•	Prepaid expenses and other current assets increased approximately $1.2 million for the year ended December 31, 2010. This was mainly due to increases in barter rights and deferred tax assets.

•

Trade accounts payable decreased approximately $2.4 million for the year ended December 31, 2010. This was due to Young Broadcasting Inc.’s emergence from bankruptcy in 2010 and cure payments that were made during the year.

•	Young made approximately $11.0 million of payments on its programming liabilities in 2010.

•

Accrued expenses and other current liabilities decreased approximately $0.8 million for the year ended December 31, 2010, mainly due to $5.7 million of Gray management fees expensed in 2010 that were paid in 2011.

•

Trade accounts receivable, less allowance for doubtful accounts increased approximately $1.1 million for the year ended December 31, 2011, which was mainly due to an increase in revenues from 2009 to 2010.

Investing Activities

Cash used in investing activities increased was approximately $17.4 million during the first quarter of 2013 as compared $3.3 million during the same period in 2012. This is due to Young’s acquisition of assets for WLAJ in the amount of $14.3 million during the three months ended March 31, 2013.

Net cash used in investing activities for the year ended December 31, 2012 was $30.9 million, compared to net cash used in investing activities for the year ended December 31, 2011 of $17.2 million. Net cash used in investing activities during the year ended December 31, 2012 is due primarily to capital expenditures of $11.6 million for capital expenditures and $19.5 million for payments for WXXA's acquisition of WXXA-TV’s station assets. Net cash used in investing activities for the year ended December 31, 2011 is primarily due to capital expenditures totaling $17.3 million. Net cash used in investing activities for the year ended December 31, 2011 was $5.6 million and is primarily due to capital expenditures totaling $5.7 million. Net cash used in investing activities for the year ended December 31, 2010 was $5.6 million, primarily due to capital expenditures.

Financing Activities

Cash was provided by financing activities during the first quarter of 2013 in the amount of $5.3 million as compared  to cash provided by financing activities in the amount of $58.8 million during the same period in 2012. Young made net borrowings under the Young Senior Credit Facility and  the WLAJ bank credit facility which was entered into in March 2013, which we refer to as the “WLAJ Credit Facility,” of $5.4 million, net of issuance costs. During the quarter ended March 31, 2012, Young made net borrowings of $61.3 million under the Young Senior Credit Facility and subsequently used those borrowings and cash on hand to fund, in part, its redemption of approximately $120.0 million of Young Common Stock.

Net cash used in financing activities was $74.0 million for the year ended December 31, 2012. The following significant changes in financing activities were noted:

•

Young drew $50.0 million on its new Senior Credit Facility (net) during the year ended December 31, 2012. WXXA drew $22.0 million under the WXXA bank credit facility, which we refer to as "WXXA-TV LLC Credit Facility."

•	Young paid $145.0 million to repurchase approximately 27,000 shares of its Class A and Class B Common Stock and approximately 16,000 under warrants during the year ended December 31, 2012.

•	Young paid approximately $0.8 million in debt issuance costs related to the amendments to the Young Senior Credit Facility during the year ended December 31, 2012.

Net cash provided by financing activities for the year ended December 31, 2011 was approximately $5.1 million. This was primarily due to net borrowings of $10.0 million from the Young Senior Credit Facility and debt issuance costs of $4.8 million.

Net cash used in financing activities for the year ended December 31, 2010 was approximately $1.3 million and was primarily due to debt issuance costs.

Debt Instruments, Guarantees and Related Covenants

When Young Broadcasting Inc. emerged from bankruptcy protection, debt outstanding under its prior senior credit facility was converted into a new term loan with Young as the borrower, in addition to an equity issuance. The full amount of the new term loan had an original maturity date of June 30, 2015. The new term loan was repaid during the year ended December 31, 2011 with proceeds from the Young Senior Credit Facility (described below).

On December 13, 2011, Young entered into a $175.0 million Young Senior Credit Facility, which provides for a $150.0 million Young Senior Term Loan and a $25.0 million Young Senior Revolving Credit Facility. The Young Senior Term Loan was available in up to three draws. On December 13, 2011, $85.0 million of the Young Senior Term Loan was borrowed. Approximately $76.5 million of the proceeds of the initial term loan borrowing were used to pay a term loan entered into in 2010 (plus related interest and fees) and another $4.2 million were used to repay the term loan entered into upon Young Broadcasting Inc.’s emergence from bankruptcy and the revolving credit facility entered into in 2010. On February 23, 2012, Young drew down $65.0 million from the Young Senior Term Loan to partially fund the 2012 tender offers for shares of Young’s common stock as well as warrants to purchase Class A shares of common stock of Young.

Young pays a commitment fee at the rate of 1.0% per annum on the unused available commitments to advance the Young Senior Term Loan and a commitment fee of 0.5% per annum on the unused available commitments to advance the Young Senior Revolving Credit Facility.

Based on the outstanding balance at December 31, 2012, the Young Senior Credit Facility requires quarterly principal payments of approximately $4.3 million. Payments are subject to scheduled increases. Any remaining balance will be due at maturity of the Young Senior Term Loan. The Young Senior Term Loan and Young Senior Revolving Credit Facility will mature on December 13, 2016. As of March 31, 2013, the Young Senior Term Loan was fully drawn and the full $25.0 million was available under the Young Senior Revolving Credit Facility.

The Young senior credit facility contains covenants related to the satisfaction of financial tests, including a consolidated total leverage ratio and an interest coverage ratio. The credit agreement includes restrictions on certain activities including, for example, covenants that restrict Young’s ability to dispose of assets, incur additional indebtedness, pay dividends, make investments, make acquisitions and engage in mergers or consolidations. The Young senior credit facility is guaranteed by Young and certain of its domestic subsidiaries. The Young senior credit facility is secured by liens on substantially all of Young’s assets. As explained in this proxy statement/prospectus, in connection with the execution of the merger agreement, Young Broadcasting, LLC entered into an amendment of its credit agreement to permit the closing of the transaction in the event that the facility is not refinanced in connection with the closing.

The consolidated debt to EBITDA ratio was required to be less than 3.50 to 1.00 from October 1, 2012 through September 30, 2013, 3.50 to 1.00 from October 1, 2013 through September 30, 2014, 3.25 to 1.00 from October 1, 2014 through September 30, 2015 and 3.0 to 1.0 from October 1, 2015 through the maturity of the Young Senior Credit Facility. Young is permitted to make capital expenditures of up to $11.5 million for 2013 and $10.0 million for 2014 and thereafter. Young was in compliance with all covenants under the Young Senior Credit Facility as of and for the quarter ended March 31, 2013 and throughout 2012 and 2011.

The Young Senior Credit Facility has a variable interest rate of either the London Interbank Offered Rate, which we refer to as “LIBOR,” or Base Rate (as defined in the agreement governing the Young Senior Credit Facility) plus the Applicable Rate (as defined in the agreement governing the Young Senior Credit Facility). As of March 31, 2013, the LIBOR and the Base Rate, which are generally equal to the lender’s prime rate, applicable to Young’s outstanding balance were 0.21% and 3.75%, respectively. The interest was based on Base plus the Applicable Rate for an effective interest rate of 3.96%. For the year ended December 31, 2012, interest expense related to the Young Senior Credit Facility was approximately $6.5 million.

As of March 31, 2013 and December 31, 2012, the fair value of the Young Credit Facility was approximately $145.7 million and $150.0 million, respectively.

WXXA entered into a $22.0 million credit agreement, which we refer to as the “WXXA Credit Agreement,” with a third party on December 13, 2012 in order to fund the purchase of the assets of the television station in Albany, N.Y. The WXXA Credit Facility matures on December 13, 2016, has a floating interest rate and currently bears interest at a rate of 4.96%. Young irrevocably and unconditionally guaranteed the debt of WXXA on a joint and several basis with Shield Media the immediate parent of WXXA. As of March 31, 2013, the outstanding principal amount of the WXXA Credit Agreement was $22.0 million. For the year ended December 31, 2012, the interest expense relating to the WXXA facility, which we refer to as the “WXXA Credit Facility,” was $0.1 million and the interest rate was 4.97%.

WLAJ entered into a $10.0 million credit agreement, which we refer to as the “WLAJ Credit Facility,” with a third party on March 1, 2013 in order to fund the purchase of the assets of a television station in Lansing, Michigan. The WLAJ Credit Facility matures on December 13, 2016, has a floating interest rate and currently bears interest at a rate of 4.96%. Young irrevocably and unconditionally guaranteed the debt of WLAJ on a joint and several basis with Shield Media, the immediate parent of WLAJ. As of March 31, 2012, the outstanding principal amount of the WLAJ Term Loan was $10.0 million.

For the quarters ended March 31, 2013 and 2012, interest expense was approximately $2.1 million and $1.8 million, respectively. The increase is due to loan draws subsequent to the quarter ended March 31, 2012 and the interest expense related to the WXXA Credit Facility and the WLAJ Credit Facility.

Young has entered into a swap agreement related to the Young Senior Term Loan to hedge $75 million (or approximately 50%) of the principal balance of the Young Senior Term Loan. Young uses a mark-to-market approach to value the swap. For the quarters ended March 31, 2013 and 2012, an expense of approximately $22,000 and $0, respectively, is included in other income/expense in the Young consolidated statements of comprehensive income related to changes in valuation of the swap agreement. For the year ended December 31, 2012, an expense of approximately $0.4 million is included in other income/(expense), net in Young’s consolidated statements of comprehensive income related to changes in valuation of the swap agreement.

The following is a summary of Young’s debt and related annualized interest payments.

	Mar 31, 2013	Dec 31, 2012	Dec 31, 2011	Annualized Interest Payments
	(dollars in thousands)
Young Senior Credit Facility	$130,700	$135,000	$85,000	$4,518	(1)
WXXA Senior Credit Facility	22,000	22,000	—	1,091	(1)
WLAJ Term Loan	10,000	—	—	421	(2)
Debt discount(3)	(3,848)	(3,802)	(3,711)	—
Total	$158,852	$153,198	$81,289	$6,030

(1)

Calculated based on the outstanding principal amounts at December 31, 2012, multiplied by the interest rate of the Young Senior Credit Facility of 3.96% as of December 31, 2012 or the interest rate of the WXXA Credit Facility of 4.97% as of December 31, 2012 as the case may be.

(2)	Calculated based on the outstanding principal amount at March 31, 2013 and the interest rate of the WLAJ Credit Facility of 4.96% as of March 31, 2013.
(3)	In connection with the Young Senior Credit Facility, Young paid approximately $3.7 million of fees to the lender, which has been recorded as a debt discount.

During the quarter ended March 31, 2013, Young made principal payments of $4.3 million on the Young Senior Credit Facility.

As of and during the quarter ended March 31, 2013, Young was in compliance with all applicable debt covenants for the Young Senior Credit Facility, WXXA Credit Facility and WLAJ Credit Facility.

See “−Debt Instruments, Guarantees and Related Covenants” for further discussion of Young’s debt.

Income Taxes

See “—Year Ended December 31, 2012 compared to Year Ended December 31, 2011” for a discussion of Benefit (expense) for income taxes for the relevant periods.

Young recorded an income tax provision of $1.8 million for the three months ended March 31, 2013 and $1.2 million for the three months ended March 31, 2012.

At December 31, 2012, Young had NOL carryforwards for tax purposes of $226.0 million expiring at various dates through 2032.

As of December 31, 2012, Young’s unrecognized tax benefits totaled $24,000 including interest, all of which, if recognized, would affect the effective tax rate in future periods.

While Young does not anticipate any significant changes to the amount of liabilities for unrecognized tax benefits within the next 12 months, there can be no assurance that the outcomes from any tax examinations will not have a significant impact on the amount of such liabilities, which could have an impact on the operating results or financial position of Young.

Off-Balance Sheet Arrangements

Young does not have or engage in any off-balance sheet arrangements.

Contractual Obligations and Other Commercial Commitments

Young has obligations and commitments under its long-term debt agreements and instruments to make future payments of principal and interest. Young also has obligations and commitments under certain contractual arrangements to make future payments for goods and services. These arrangements secure the future rights to various assets and services to be used in the normal course of operations. Under GAAP, certain of these arrangements (e.g., programming contracts that are currently available for airing) are recorded as liabilities on Young’s consolidated balance sheet, while others (e.g., operating lease arrangements and programming contracts not currently available) are not reflected as liabilities.

The following table summarizes separately Young’s material obligations and commitments at December 31, 2012, the timing of payments required in connection therewith and the effect that such payments are expected to have on Young’s liquidity and cash flow in future periods. Young expects to fund its short-term obligations with cash on hand, cash flow from operations and funds available under the Young Senior Revolving Credit Facility.

		Payments Due by Period
Contractual Obligations	Total	Less than 1 year	Year 2— Year 3	Year 4— Year 5	After 5 years
	(dollars in thousands)
Young Senior Credit Facility(1) (principal only)	$135,000	$17,200	$34,400	$83,400	$—
WXXA Credit Facility(2)	22,000	—	6,050	15,950	—
Cash interest payments(3)	17,899	5,428	9,086	3,385	—
Operating leases	9,834	971	1,216	1,008	6,639
Capital leases	1,314	164	157	116	877
Minimum pension contributions(4)	8,369	771	1,585	1,640	4,373
Unconditional purchase obligations(5)	804	804	—	—	—
Other long-term obligations(6)	15,114	8,624	6,295	195	—
Total contractual cash obligations	$210,334	$33,962	$58,789	$105,694	$11,889

(1)	Young’s Senior Credit Facility had available borrowing of $25.0 million as of December 31, 2012. The Young Senior Credit Facility matures on December 31, 2016.
(2)	See “—Debt Instruments, Guarantees and Related Covenants” for a discussion of the WXXA Credit Facility.
(3)

Represents cash interest payments on the Young Senior Credit Facility and the WXXA Credit Facility. Estimated total cash interest over the term of the Young Senior Credit Facility is $14.5 million, based on an interest rate at December 31, 2012 of 3.96% assuming no further draws under the Young Senior Revolving Credit Facility. Estimated total cash interest over the term of the WXXA Credit Facility is $3.4 million, based on an assumed interest rate of 4.96%.

(4)

Minimum pension contributions consist of future benefit payments based on expected future employee services. The table above does not include actuarially projected minimum funding requirements of Young’s pension plan due to significant uncertainties regarding the assumptions involved in making such minimum funding projections.

(5)	Unpaid program license liability recorded at December 31, 2012 on the 2012 consolidated financial statements of Young.
(6)

Obligations for programming that have been contracted for, but not recorded on the December 31, 2012 consolidated financial statements of Young. Such obligations were not recorded because the programs were not currently available for airing.

On March 1, 2013, Young entered into a shared services relationship with WLAJ and guaranteed WLAJ’s $10.0 million term loan. See “—Overview of Young’s Business” for a discussion of the guarantee. The guarantee of the WLAJ Credit Facility is not reflected in the table above. With the exception of the WLAJ Term Loan, there were no material changes to Young’s contractual cash obligations as of March 31, 2013.

Impact of Recently Issued Accounting Standards

See Note 1 to the first quarter 2013 consolidated financial statements of Young and Note 3 to the 2012 consolidated financial statements of Young for a discussion of recently issued accounting standards.

Cautionary Statement Regarding Forward Looking Statements of Young

Young’s business, financial condition, results of operations, cash flows and prospects may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this proxy statement/prospectus constitute “forward-looking statements.” You should note that Young’s forward-looking statements speak only as of the date of this proxy statement/prospectus or when made and Young undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Young believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause Young’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risks, uncertainties and other factors that you should consider include, but are not limited to, the following:

•	Young’s advertising revenue can vary substantially from period to period based on many factors beyond Young’s control.

•	Young depends on networks for much of or certain changes by its programming, and the loss of or certain changes by one or more of its network affiliations would disrupt its business.

•	Young may be unable to successfully negotiate future retransmission consent agreements on terms comparable to or more favorable than its current agreements.

•	Young’s business may be adversely affected by national and local financial and economic conditions.

•	Young operates in a very competitive business environment.

•	Cybersecurity risks and cyber incidents could adversely affect Young’s business and disrupt operations.

•	Young’s business is subject to extensive governmental legislation and regulations, which may restrict its ability to pursue its business strategy.

•	Enforcement activity by the FCC may adversely affect Young’s business.

•	Young could be adversely affected by labor disputes and legislation and other union activity.

•

Neither Young’s financial condition nor its results of operations covering periods after Young Broadcasting Inc.’s emergence from bankruptcy are comparable to the financial condition or results of operations reflected in Young Broadcasting Inc.’s historical financial statements covering periods before its emergence from bankruptcy.S

•	Young may experience disruptions in its business due to natural disasters or terrorism.

•

Other intangible assets comprise a significant portion of Young’s total assets. Young must test its intangible assets for impairment at least annually, which may result in a material, non-cash impairment charge and could have a material adverse impact on Young’s results of operations and shareholders’ equity.

Young’s Quantitative and Qualitative Disclosure About Market Risk

Interest Rate Risk

Young’s exposure to market risk for changes in interest rates relates primarily to Young’s long-term debt obligations.

At December 31, 2012, the interest rate on the Young Senior Term Loan was 3.96%. This interest rate is equal to either the LIBOR or the Base rate plus the Applicable Rate, which were 0.21% and 3.75% as of that date, respectively. Interest is payable in accordance with the relevant credit agreements.

An increase in LIBOR of 100 basis points (one percentage point) from its December 31, 2012 level would increase Young’s annual interest expense and decrease Young’s cash flow from operations by $1.35 million, based on the outstanding balance of the Young Senior Term Loan as of December 31, 2012. Decreases in LIBOR would not have a material impact on Young’s interest expense or cash flow from operations. On March 13, 2012, Young entered into a swap agreement which hedged $75.0 million or 50% of its debt in order to hedge against changes in the LIBOR rate. Young currently uses a mark-to-market approach to value the swap. At December 31, 2012, Young recorded an expense of $0.4 million related to this swap arrangement within other income/expense of the consolidated statements of comprehensive income.

Impact of Inflation

Young believes that its results of operations are not affected by moderate changes in the inflation rate.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY

Directors of the Combined Company

Under the terms of the merger agreement, at the closing of the proposed transaction, the combined company’s initial Board of Directors will be comprised of 14 members consisting of nine Media General designees and five Young designees (which may be the current members of Young’s Board of Directors, or any replacements designated by Young and reasonably acceptable to Media General’s Board of Directors). We list below the names, age and biographical information of the current Media General Directors and current Young Directors.

Current Media General Directors

J. Stewart Bryan III, age 75. Mr. Bryan has been a Director of Media General since 1974. Mr. Bryan is the Chairman of the Board of Directors and has served in that capacity for more than five years. He retired as an employee of Media General in 2008 and was Media General’s Chief Executive Officer from 1990 to July 2005; President from 1990 to 2001; and between 1985 and 1990, variously served as Vice Chairman of the board, Chief Operating Officer and Executive Vice President of Media General. He was the publisher of the Richmond Times-Dispatch from 1978 to 2005.

Diana F. Cantor, age 55. Mrs. Cantor has been a Director of Media General since 2005. Mrs. Cantor is a partner with Alternative Investment Management, LLC, an independent, privately held investment management firm. She is the Chairman of the Virginia Retirement System, where she is also a member of the Audit and Compliance Committee and is responsible for the agency’s annual audit and budget. From 2008 to 2009, Mrs. Cantor was a Managing Director of New York Private Bank & Trust, the wealth management division of Emigrant Bank, where she managed wealth management professionals providing a full range of financial, trust, estate, tax planning and investment management services. From 1996 to 2007, she served as the Founder and Executive Director of the Virginia College Savings Plan, an independent agency of the Commonwealth of Virginia, and in that capacity, she actively supervised the preparation of that agency’s financial statements and worked closely with the agency’s independent auditors. She was Vice President of Richmond Resources, Ltd., a real estate development, construction and management company from 1990 to 1996. Mrs. Cantor held several positions, including Vice President, at Goldman, Sachs & Co. between 1985 and 1990. She previously was an associate at Kaye, Scholer, Fierman, Hays & Handler, a New York law firm, from 1983 to 1985. Mrs. Cantor is a Director of Domino’s Pizza, Inc., where she is Chairman of that board’s Audit Committee. She also is a Director of Universal Corporation and Revlon, Inc.

Dennis J. FitzSimons, age 63. Mr. FitzSimons has been a Director of Media General since 2009. Mr. FitzSimons is the Chairman of McCormick Foundation, a charitable trust based in Chicago. From 2003 to December 2007, he was the Chairman, President and Chief Executive Officer of Tribune Company, one of the largest media companies in the nation. Mr. FitzSimons resigned from Tribune Company in December 2007 upon the sale of the company. In December 2008, the company declared bankruptcy. Mr. FitzSimons was also the Chairman of Tribune Company from 2004 to 2007, served as that company’s Chief Operating Officer and before that rose through the ranks of Tribune’s broadcast division, managing that company’s broadcasting, publishing and interactive groups.

George L. Mahoney, age 61. Mr. Mahoney has been a Director of Media General since 2013. Mr. Mahoney is the President and Chief Executive Officer of Media General and has served in those capacities since January 2013. He was Media General’s Vice President, Chief Operating Officer from August 2012 to December 2012; Vice President, Growth & Performance from October 2011 to August 2012; and Vice President, General Counsel and Secretary from 1993 to September 2011.

Marshall N. Morton, age 67. Mr. Morton has been a Director of Media General since 1997. Mr. Morton retired in 2012 as the President and Chief Executive Officer of Media General after serving in those capacities since July 2005. He was Media General’s Chief Financial Officer from 1989 to July 2005, its Senior Vice President from 1989 to 2001 and Vice Chairman of the Board of Directors from 2001 to July 2005.

Wyndham Robertson, age 75. Miss Robertson has been a Director of Media General since 2012, and from 1996 to 2005. Miss Robertson retired in March 1996 as Vice President for Communications at the University of North Carolina, having served in that position for more than five years. She previously was an Assistant Managing Editor for Fortune magazine and worked with that organization for 24 years.

Rodney A. Smolla, age 60. Mr. Smolla has been a Director of Media General since 2006. Mr. Smolla served as President of Furman University from July 2010 until June 2013. Prior to assuming that position, he served for three years as the Dean and Roy L. Steinheimer, Jr. Professor of Law at the Washington and Lee University School of Law. From 2003 to July 2007, Mr. Smolla was the Dean of the University of Richmond’s T.C. Williams School of Law and additionally served as the school’s George E. Allen Professor of Law. Mr. Smolla has authored 15 books and is a frequent commentator in newspapers and print and online magazines.

Carl S. Thigpen, age 56. Mr. Thigpen has been a Director of Media General since 2010. Mr. Thigpen is an Executive Vice President and the Chief Investment Officer of Protective Life Corporation and has served in those positions for more than five years. Protective Life Corporation is a publicly traded diversified life insurance and financial services company based in Birmingham, Alabama, where Mr. Thigpen is responsible for the management of more than $35 billion in total cash and investments. Birmingham, an important market for Media General, is the home of its television station WVTM-TV. Mr. Thigpen has been designated a “Chartered Financial Analyst” by the CFA Institute. He previously served on the Board of Directors and was a member of the Audit Committee of Cavalier Homes, Inc., a NYSE company that was acquired by a Berkshire Hathaway subsidiary in 2009.

Coleman Wortham III, age 67. Mr. Wortham has been a Director of Media General since 2004. Mr. Wortham is Chairman of Davenport & Company LLC, a Richmond, Virginia investment banking firm. He served as President and Chief Executive Officer of that firm through 2011.

Current Young Directors

H. C. Charles Diao, age 56. Mr. Diao has been a Director of Young since 2012 and serves on Young’s Compensation and Nominating Committees. He has served as the Vice President—Finance and Corporate Treasurer at Computer Sciences Corporation since 2012. From 2008 to 2012, he was the Managing Director and founder of Diao & Co. LLC, a firm that provides M&A and financial advisory services to corporate clients and investment management services to institutional family offices. Mr. Diao is currently a board member of North Atlantic Holding Company, where he has served on the Audit Committee since 2012. Mr. Diao has over 25 years of experience in the financial services industry focusing on telecommunications companies. Throughout his career, he has held a variety of senior positions including: Managing Director and Group Head of the telecommunications and media group at Prudential Securities, Senior Managing Director and Group Head—Special Situations Credit at Bear Stearns, Chief Investment Officer at Diao Capital Management LLC, and founder and managing Director of Diao & Co. LLC.

Soohyung Kim, age 38. Mr. Kim has been a Director of Young since 2011. Since 2012, Mr. Kim has been the Chief Executive Officer and Chief Investment Officer of Standard General, a New York-based Registered Investment Advisor that he founded in 2007. Mr. Kim was formerly Director of Research and Founding Partner of Cyrus Capital Partners. Prior to that, he was a Principal at Och-Ziff Capital Management where he helped launch its fixed income business. Mr. Kim is a member of the Board of Managers of ALST Casino Holdco, owner and operator of the Aliante Casino in Las Vegas, Nevada, and a former Member of the Board of Greektown Superholdings. He is also a member of the Board of Directors of the following charities: Greenwich House and the Stuyvesant Alumni Association. Mr. Kim brings to Young’s Board of Directors his operating and leadership experience as Chief Investment Officer of an investment firm and extensive experience in finance, business development, mergers and acquisitions, and business restructuring and integration.

Howard Schrott, age 58. Mr. Schrott has been a Director of Young since 2012 and serves as the chair of Young’s Audit Committee. Since February 2006, Mr. Schrott has been a Principal in Schrott Consulting, a management consulting firm servicing broadcasting, telecommunications and technology companies, which is a division of AMMC, Inc., for which he also serves as Chief Financial Officer. Mr. Schrott has been a Director at Frontier Communications Corporation since 2005 and currently serves as the lead independent Director and member of the Audit Committee, a Director at Maverick Media, LLC since 2009, and a Trustee at Butler University since 2010. Mr. Schrott was previously the Chief Financial Officer of The Liberty Corporation from 2001 to 2006. Mr. Schrott brings a wealth of financial and operational experience to Young’s Board of Directors, having served as the Chief Financial Officer of three different companies in the media and technology space spanning 15 years and running his own management consulting firm. He has also served as a Director and Chairman of the Audit Committee of tw telecom inc. (formerly Time Warner Telecom Holdings Inc.) and the boards of Weather Central Holdings, Inc. and Wide Orbit, Inc.

Kevin Shea, age 51. Mr. Shea has been a Director of Young since 2010, serves on Young’s Audit Committee and serves as the Chair of Young’s Compensation and Nominating Committees. He was previously the Chief Restructuring Officer of Young from 2010 to 2011. Mr. Shea has served on the Compensation and Audit Committees of Contec Limited since 2012, has served as the Chair of the Audit Committee at Endurance Business Media since 2013, and has been the sole member of the Board of Directors at ZipLocal Publishing since 2011. From 2008 to 2013, Mr. Shea was a Managing Director at the consulting firm Loughlin Management Partners & Co., and he was a turnaround and restructuring professional at Loughlin Management Partners for 14 years. He also serves as President and Director of Ridgewood Crew, a not-for-profit youth rowing program in New Jersey, and on the Financial Advisory Board to the Ridgewood (NJ) Village Council.

Thomas J. Sullivan, age 50. Mr. Sullivan has been a Director of Young since 2009 and serves on Young’s Audit, Compensation and Nominating Committees. He is currently the Executive Chairman of Young and was the Senior Vice President, Finance and Chief Financial Officer of Young in 2012. Since 2009, Mr. Sullivan has been the Managing Partner of Smallwood Partners, LLC, a financial advisory services firm. Mr. Sullivan has served as a Director of Utility Services Partners since 2011, a member of the advisory board of Millennium Custodial Trust since 2010 and a Trustee of Accredited Mortgage Loan REIT since 2009. Previously, Mr. Sullivan was a Managing Director with Investcorp International, Inc., a global middle market private equity firm, and a Director at CCC Information Services Inc., where he served as Audit Committee Chairman and on the Compensation Committee.

Independence of Directors

The Board of Directors of Media General has determined that all of the Directors of Media General are independent, in accordance with the rules of the NYSE and Media General’s Director independence standards, except George L. Mahoney, the current President and Chief Executive Officer of Media General, and Marshall N. Morton, who retired as President and Chief Executive Officer of Media General in 2012, and because of his prior position, is deemed not to be an independent Director. More specifically, the Board of Directors of Media General affirmatively has determined that each of Media General’s other current Directors, J. Stewart Bryan III, Diana F. Cantor, Dennis J. FitzSimons, Rodney A. Smolla, Wyndham Robertson, Carl S. Thigpen and Coleman Wortham III, are independent and have no relationship with Media General that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors of the combined company. J. Stewart Bryan III, who retired as an employee of Media General in 2008, satisfied the requisite three-year period of separation in 2011, and the Board of Directors considered both his prior employment and voting control prior to the proposed transaction of over 85% of the shares of Class B Common Stock of Media General, and has affirmatively determined that he is independent and has no relationship with Media General that would interfere with his exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors.

The Board of Directors of Media General has also determined, based on information provided to them by the Young Directors, that H.C. Charles Diao, Soohyung Kim, Howard Schrott and Kevin Shea will, when they become members of the Board of Directors of the combined company, be independent, in accordance with the rules of the NYSE and Media General’s Director independence standards. More specifically, the Board of Directors of Media General has affirmatively determined that these individuals, when they become a member of the Board of Directors of the combined company, will be independent, and have no relationship with Media General that would interfere with their exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors of the combined company. With respect to Soohyung Kim, the Board of Directors of Media General considered that Mr. Kim is currently the Chief Executive Officer and the Chief Investment Officer of Standard General, affiliates of which, after the closing of the proposed transaction, are expected to have voting control over approximately 28% or more of the shares of Voting Common Stock of the combined company, and has affirmatively determined that he will be independent and has no relationship with Media General that would interfere with his exercise of independent judgment in carrying out the responsibilities of a member of the Board of Directors of the combined company.

Media General’s Director independence standards are available at Media General’s website, www.mediageneral.com.

 Future Composition of the Board of Directors of the Combined Company

Under the terms of the Articles of Incorporation of the combined company, in connection with the 2014 Annual Meeting of the Stockholders of the combined company, the size of the Board of Directors will be reduced from 14 to 11 members, and the Nominating Committee of the Board of Directors of the combined company (described below) will nominate for election to the Board of Directors:

●

five Media General designees, selected by the Nominating Committee of the combined company; if they are willing to serve, the five nominees selected by the Nominating Committee will include J. Stewart Bryan III, Media General’s current Chairman, Marshall N. Morton, its current Vice Chairman and George L. Mahoney, its current President and Chief Executive Officer;

●	5 Young designees; and

●	one additional person selected by the Nominating Committee.

After the election of Directors at the 2014 Annual Meeting of the combined company, the number of Directors may be any number fixed by the By-laws or by resolution adopted by the Board of Directors, except that from the period from the closing date through the 2017 Annual Meeting of the Stockholders, the number of Directors of the board will continue to be 11 unless a change in number is approved by a majority of the Directors of the combined company who are Young designees. In no event may the board consist of less than three Directors.

Board Approval of Certain Matters

Under the terms of the Articles of Incorporation of the combined company, prior to the election of members of the Board of Directors at the 2014 Annual Meeting of the combined company, the approval of the following matters will require the affirmative vote of at least 10 out of the 14 members of the Board of Directors of the combined company:

●	any change in the size of the Board of Directors (except for the reduction in the size of the Board of Directors at the 2014 Annual Meeting);

●	any merger or consolidation of the combined company with any person, or the sale of all or substantially all of the assets of the combined company;

●	any change to the composition, structure or authority of any committee of the Board of Directors;

●	any amendment of, or modification to, the Articles of Incorporation or the By-laws of the combined company; and

●

the hiring of, or termination of employment by the combined company of, any “executive officer” of the combined company (as such term is defined in Rule 405 under the Securities Act of 1933, as amended).

Committees

Under the terms of the merger agreement, at the closing of the transaction, the Nominating Committee of the Board of Directors of the combined company will be comprised of five members consisting of three Young designees selected by Young before the closing date, and two Media General designees selected by Media General before the closing date. In addition, Young designees selected by Young before the closing date will chair the Nominating Committee and the Compensation Committee of the Board of Directors, and a Media General designee selected by Media General before closing will chair the Audit Committee of the Board of Directors.

In addition, prior to the closing of the transaction, the existing Executive Committee of Media General will be disbanded. After the 2014 Annual Meeting of the Stockholders of the combined company, the Board of Directors may form a new Executive Committee.

Under the terms of the Articles of Incorporation of the combined company, during the period from the closing through the 2017 Annual Meeting of the Stockholders, the Nominating Committee will have the exclusive right to nominate candidates by a majority vote of its members on behalf of the combined company for election to the Board of Directors and to appoint individuals to fill vacancies on the Board of Directors, subject to a right of a majority of the Board (including one affirmative vote of at least one Young designee) to reject any such nomination or appointment. During that period, the Nominating Committee will be comprised of five members, including at least three Young designees. During the period from the consummation of the transaction through the 2014 Annual Meeting of the Stockholders, the Nominating Committee will include two Media General designees.

The By-laws of the combined company provide that the Board of Directors of the combined company may designate other committees with limited authority by a resolution adopted by a majority of the full number of Directors.

Management of the Combined Company

Currently, the following individuals hold the following offices with Media General: George L. Mahoney serves as President and Chief Executive Officer; James F. Woodward serves as Vice President-Finance and Chief Financial Officer; John A Butler serves as Treasurer; Andrew C. Carington serves as Vice President, General Counsel and Secretary; James R. Conschafter serves as Vice President, Broadcast Markets; John R. Cottingham serves as Vice President, Broadcast Markets; Robert MacPherson serves as Vice President of Corporate Human Resources; Timothy J. Mulvaney serves as Controller and Chief Accounting Officer; and Lou Ann J. Nabhan serves as Vice President of Corporate Communications.

The following table sets forth the name, age and title of each of the persons who are currently expected to be executive officers of the combined company upon the closing of the proposed combination.

Name, Age	Position

George L. Mahoney, 61	President and Chief Executive Officer

James F. Woodward, 53	Senior Vice President, Finance and Chief Financial Officer

Deborah A. McDermott, 59	Senior Vice President, Broadcast Markets

John A Butler, 56	Treasurer

Andrew C. Carington, 45	Vice President, General Counsel and Secretary

James R. Conschafter, 61	Vice President, Broadcast Markets

John R. Cottingham, 62	Vice President, Broadcast Markets

Robert Peterson, 58	Vice President, Broadcast Markets

Robert E. MacPherson, 59	Vice President, Corporate Human Resources

Timothy J. Mulvaney, 44	Controller and Chief Accounting Officer

Lou Anne J. Nabhan, 58	Vice President, Corporate Communications

We list below biographical information for the foregoing persons:

George L. Mahoney. Mr. Mahoney is the President and Chief Executive Officer of Media General and has served in those capacities since January 2013. He has also been a Director of Media General since 2013. He served as Media General’s Vice President and Chief Operating Officer from August 2012 to December 2012; Vice President, Growth & Performance from October 2011 to August 2012; and Vice President, General Counsel and Secretary from 1993 to September 2011.

James Woodward. Mr. Woodward has been Vice President of Finance and Chief Financial Officer since October 2011. From 2009 to September 2011, Mr. Woodward was Group Vice President, Growth and Performance. Previously, he was Vice President, Corporate Human Resources from 2005 to 2009. During his 28 years with Media General, he has served as Staff Accountant, Audit Manager, Assistant Controller of Richmond Newspapers, Manager of Human Resources Systems for the finance department, and as Director of Human Resources from 1999 to 2005.

Deborah A. McDermott. Ms. McDermott was named CEO of Young in January 2013 and has served as President of Young since 2004. She served on the Young Board of Directors and its Audit Committee from April 2004 to August 2009. Prior to being named President, Ms. McDermott served as Executive Vice President/Operations for Young. Previous to that, she was Vice President and General Manager and, earlier, Station Manager of Young’s WKRN-TV in Nashville and had oversight over WATE-TV in Knoxville. In addition to her responsibilities with Young, Ms. McDermott is an active past chair of the ABC Affiliate Board of Governors, serves as a Director of the Truxton Trust Board as well as on its Compensation Committee, and is a member of the South Dakota State University Foundation Council of Trustees. Additionally she has recently been elected to her second term as a Director of the Country Music Association Board (CMA). Ms. McDermott has also served on the National Association of Broadcasters (NAB) Television Board and the Television Bureau of Advertising (TVB) Board. She is a past president of the National Association of Television Programming Executives (NATPE), and previously served as a board member of Maximum Service Television (MSTV). In addition, she served on the board of the Committee of 200, a national group of top women CEOs. Among other civic activities, Ms. McDermott is currently serving as Chair of the Nashville Sports Council and on its Board of Directors, on the Board of Directors and the Executive Committee of the Ensworth School and on the Corporate Board of Directors of the Nashville Convention and Visitors Center.

John A Butler. Mr. Butler has been the Treasurer of Media General since September 2008. He served as Assistant Treasurer from 2005 to 2008 and Director of Treasury Management from 2003 to 2005. Mr. Butler was Vice President and Treasurer at SITEL Corp. from 2001 to 2003 and held various financial positions with Occidental Petroleum, Nissan Motor Corp. and US Airways from 1982 to 2001.

Andrew C. Carington. Mr. Carington has been Vice President, General Counsel and Secretary of Media General since October 2011. He served as Associate General Counsel of Media General from 2006 to September 2011; Counsel from 2001 to 2006; and Counsel – Georgia Pacific from 1999 to 2001. From 1995 to 1999 Mr. Carington was an associate at Huff, Poole & Mahoney PC.

James R. Conschafter. Mr. Conschafter has been Vice President of Broadcast Markets since July 2012. From 2010 to July 2012, Mr. Conschafter was President and Market Leader, Virginia-Tennessee. Beginning July 2009, he served in the same role for Media General’s North Carolina market. Prior to that, he had been Senior Vice President, Broadcast Stations, within Media General’s former broadcast division, since 2004. Mr. Conschafter joined Media General in 2000 with its acquisition of Spartan Communications, where he had served as a General Manager. He began at Media General as Vice President and General Manager of WSPA and two stations that are no longer owned by Media General. Earlier in his career, he held management and sales leadership positions at network-affiliated television stations in North Carolina, New York, Missouri and Ohio.

John R. Cottingham. Mr. Cottingham has been Vice President of Broadcast Markets since July 2012. From 2009 to July 2012, Mr. Cottingham served as President and Market Leader, Mid-South at Media General. He also had responsibility for Media General’s Florida market. Prior to assuming his current role, Mr. Cottingham had been Senior Vice President, Broadcast Stations, within Media General’s former broadcast division, since 2005. He joined Media General in 2001 as Vice President and General Manager of three stations, including WSPA in Spartanburg, S.C. Earlier in his career, he held management and sales leadership positions at a number of broadcast stations in North Carolina, Ohio and Indiana.

Robert M. Peterson. Mr. Peterson has been Vice President – Station Operations for Young since August 2012. From 2003 to 2012, he was the Vice President and General Manager of Young’s WRIC-TV, and in 2005 he added group responsibilities with management oversight of all Young stations’ technical facilities. He served as General Manager of Young’s WTEN-TV from 1990 to 2003, joining WTEN as Business Manager in December 1983 and adding program manager responsibilities in 1988. Prior to joining WTEN, he worked at WPRI-TV in Providence, RI. He began his career at the broadcasting corporate offices of Outlet Broadcasting, Inc. Mr. Peterson has been with Young for 23 years and in the industry for over 36 years.

Robert E. MacPherson. Mr. MacPherson has been Vice President, Corporate Human Resources at Media General since July 2009. He was President Media General Community Newspapers from 2005 to 2009, Group Publisher in Danville, Va. and Rockingham County, N.C. from 2004 to 2005, and held other Media General business and financial management positions from 1982 to 2004.

Timothy J. Mulvaney. Mr. Mulvaney has been Chief Accounting Officer at Media General since January 2012 and Controller since 2009. He was Assistant Controller from 2005 to 2009, and Director of Accounting and Financial Reporting from 1999 to 2005. Mr. Mulvaney was with Ernst & Young LLP from 1991 to 1997.

Lou Ann J. Nabhan. Miss Nabhan has been Vice President and Director of Corporate Communications at Media General since January 2001. Previously, Miss Nabhan served as Vice President of Reynolds Metals Co. from 1998 to 2000 and Director of Corporate Communications for Reynolds Metals from 1993 to 2000.

None of the anticipated Directors or executive officers referred to above has been involved in any legal proceedings that would be required to be disclosed under Item 401(f) of Regulation S-K, except for the matters related to Mr. FitzSimons described above and as otherwise described herein.

DESCRIPTION OF COMBINED COMPANY CAPITAL STOCK

The following description of material terms of the capital stock of the combined company is a summary of certain terms, does not purport to be complete and is qualified in its entirety by reference to the forms of the amended and restated Articles of Incorporation and By-laws of the combined company, which are attached to this proxy statement/prospectus as Annexes C and D, respectively, and which are incorporated by reference into this proxy statement/prospectus, and to the applicable provisions of the VSCA.

Authorized Shares of Capital Stock of the Combined Company

Under the Articles of Incorporation of the combined company to be effective upon closing, the combined company will be authorized to issue an aggregate of 850 million shares of capital stock, divided into classes as follows:

●	400 million shares of shares of Voting Common Stock, no par value per share;

●	400 million shares of Non-Voting Common Stock, no par value per share; and

●	50 million shares of preferred stock, no par value per share.

As of the close of business on the record date, there were outstanding [●] shares of Media General’s existing Class A Common Stock and 548,564 shares of Media General’s existing Class B Common Stock. On the closing date, each of these shares will be reclassified into one share of Voting Common Stock of the combined company, except that Berkshire Hathaway, a holder of approximately 17% of Media General’s outstanding shares of Class A Common Stock, will receive shares of Non-Voting Common Stock of the combined company in the reclassification to the extent necessary to ensure that, following the closing, it will not own more than 4.99% of the outstanding Voting Common Stock of the combined company. On the closing date, Media General expects to issue approximately 60.2 million shares of common stock to Young equityholders in the combination merger. Young equityholders will be entitled to elect to receive their shares of the combined company common stock in the form of voting or Non-Voting Common Stock. We expect that, immediately following the closing, there will be outstanding a total of 88,099,293 shares of voting and Non-Voting Common Stock of the combined company.

Common Stock

The holders of common stock of the combined company will have and possess all rights pertaining to the capital stock of the combined company, subject to the preferences, qualifications, limitations, voting rights and restrictions with respect to any series of preferred stock of the combined company that may be issued with any preference or priority over the common stock. Subject to certain limitations in the Articles of Incorporation of the combined company, each share of Voting Common Stock will be convertible, at the option of the holder, into one share of Non-Voting Common Stock. Additionally, subject to certain limitations in the amended and restated Articles of Incorporation of the combined company, each share of Non-Voting Common Stock will be convertible, at the option of the holder thereof, into one share of Voting Common Stock.

Stockholder Voting

Except as may be provided for in any amendment to the Articles of Incorporation of the combined company establishing a series of preferred stock, the holders of the Voting Common Stock of the combined company will have the sole power to vote for the election of Directors and for all other purposes. The holders of the shares of Non-Voting Common Stock will have (i) no voting power nor (ii) the right to participate in any Meeting of Stockholders, except as may be required by the VSCA. A matter voted on by the Stockholders at a Stockholder meeting at which a quorum is present is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a higher vote or a vote by class and except in the election of Directors, in which case those nominees receiving the greatest number of votes are elected even though not receiving the majority. In the event that the approval of the holders of Voting Common Stock is required for the approval of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that the board of the combined company may require a greater vote.

Dividends and Other Distributions

The shares of Voting Common Stock and shares of Non-Voting Common Stock will rank equally and be identical with respect to the right to receive the payment of cash dividends, the rights to share in the property or business of the combined company in the event of its liquidation and the right to share in its assets in the event of dissolution. In the payment of any share dividend or other distribution of shares, the holders of the shares of Voting Common Stock and shares of Non-Voting Common Stock will be treated equally, according to the number of such shares they hold, except that, with respect to share dividends, only shares of Voting Common Stock may be issued in respect of the shares of Voting Common Stock and only shares of Non-Voting Common Stock may be issued in respect of shares of Non-Voting Common Stock.

Takeover Defense

Certain provisions of the Articles of Incorporation and By-laws of the combined company and of the VSCA have anti-takeover effects and could delay, discourage, defer or prevent a tender offer or takeover attempt that a stockholder might consider to be in the stockholder’s best interests, including attempts that might result in a premium over the market price for the shares held by stockholders, and may make removal of the incumbent management and Directors more difficult.

Authorized Shares. The Articles of Incorporation of the combined company will authorize the issuance of up to 400 million shares of Voting Common Stock and 50 million shares of preferred stock. These additional authorized shares may be used by the Board of Directors of the combined company consistent with its legal duties to deter future attempts to gain control of the combined company, and may discourage attempts by others to acquire control of the combined company without negotiation with its Board of Directors.

The Board of Directors will have the sole authority to determine the terms of any one or more series of preferred stock, including voting rights, dividend rates, conversion and redemption rights, and liquidation preferences. As a result of the ability to fix voting rights for a series of preferred stock, the Board of Directors will have the power to the extent consistent with its legal duties to issue a series of preferred stock to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks control of the combined company, and thereby assist members of management to retain their positions.

Special Meetings of Stockholders. Under the Articles of Incorporation of the combined company, special meetings of Stockholders may be called solely by the Board of Directors of the combined company, the chairman of the Board of Directors or the president of the combined company.

Action by Written Consent. Under the VSCA and the Articles of Incorporation of the combined company, Stockholders may act by written consent only if the consent is unanimous.

Advanced Notice of Nominations and Proposed Business for Stockholder Meetings. Under the By-laws of the combined company, only the Board of Directors or a Stockholder holding Voting Common Stock may nominate candidates for election to the Board of Directors of the combined company at an Annual Meeting of Stockholders or a Special Meeting called for the purpose of electing Directors or present business for consideration by the Stockholders at an Annual Meeting.

The By-laws of the combined company will require that a Stockholder who desires to nominate a candidate for election to the board of Directors at an annual or Special Meeting or present business at an Annual Meeting to provide notice to the secretary of the combined company in advance of the meeting. The notice must be in proper form and set forth various information related to the Stockholder giving the notice, the beneficial owner, if any, on whose the behalf nomination or proposal is being made, and the applicable nomination or proposal. In the case of an Annual Meeting, notice must be received by the combined company at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s Annual Meeting. However, if the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the 90th day prior to such Annual Meeting or, if the first public announcement or notice of the Annual Meeting date is made to Stockholders less than 100 days prior to the Annual Meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a Special Meeting called for the purpose of electing Directors, notice must be received by the combined company not later than the close of business on the 10th day following the day on which public disclosure of the date of the Special Meeting was made or notice of the date of the Special Meeting was mailed, whichever first occurs.

Affiliated Transactions

The VSCA contains provisions governing “affiliated transactions.” Affiliated transactions include mergers and share exchanges with an interested Stockholder, as defined below, material dispositions of corporate assets not in the ordinary course of business to an interested Stockholder, any dissolution of the corporation proposed by or on behalf of an interested stockholder, or reclassifications, including reverse stock splits, recapitalizations or mergers of a company with its subsidiaries which have the effect of increasing the percentage of voting shares beneficially owned by an interested stockholder by more than 5%. For purposes of the provisions governing affiliated transactions, an “interested stockholder” is defined as any beneficial owner of more than 10% of any class of the voting securities of a Virginia corporation.

Subject to certain exceptions discussed below, the provisions governing affiliated transactions require that, for three years following the date upon which any stockholder becomes an interested stockholder, a Virginia corporation cannot engage in an affiliated transaction with such interested stockholder unless approved by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than the shares beneficially owned by the interested stockholder, and by a majority (but not less than two) of the “disinterested Directors.” A disinterested Director means, with respect to a particular interested stockholder, a member of a corporation’s Board of Directors who (i) was a member before the later of January 1, 1988 and the date on which an interested stockholder became an interested stockholder or (ii) was recommended for election by, or was elected to fill a vacancy and received the affirmative vote of, a majority of the disinterested Directors then on the Board of Directors. At the expiration of the three-year period, these provisions require approval of an affiliated transaction by the affirmative vote of the holders of two-thirds of the voting shares of the corporation, other than those beneficially owned by the interested stockholder.

The principal exceptions to the special voting requirement apply to an affiliated transaction occurring after the three-year period has expired and require either that the affiliated transaction be approved by a majority of the disinterested Directors or that the transaction satisfy certain fair price requirements of the statute. In general, the fair price requirements provide that the stockholders must receive the highest per share price for their shares as was paid by the interested stockholder for his shares or the fair market value of their shares, whichever is higher. They also require that, during the three years preceding the announcement of the proposed affiliated transaction, all required dividends have been paid, such interested stockholder shall not have acquired additional voting shares and no special financial accommodations have been accorded the interested stockholder unless approved by a majority of the disinterested Directors.

None of the foregoing limitations and special voting requirements applies to an affiliated transaction with an interested stockholder whose acquisition of shares making such person an interested stockholder was approved by a majority of the corporation’s disinterested Directors.

These provisions were designed to deter certain takeovers of Virginia corporations. In addition, the statute provides that a corporation may adopt an amendment to its Articles of Incorporation or By-laws providing that the affiliated transaction provisions shall not apply to the corporation by affirmative vote of a majority of the voting shares other than shares owned by any interested stockholder. Media General has not adopted such an amendment, and the Articles of Incorporation and By-laws of the combined company to be effective upon the closing of the transaction will not include such an amendment.

Restrictions on Stock Ownership and Transfer

Under the Articles of Incorporation of the combined company, the combined company may restrict the ownership, conversion or proposed ownership of shares of common stock of the combined company by any person if such ownership, conversion or proposed ownership would impose restrictions on the combined company or its subsidiaries, under or cause a violation of, the laws administered or enforced by the FCC, including the Communications Act of 1934, as amended, and the rules, regulations, orders and policies of the FCC, which we refer to as “federal communications laws.”

The combined company may request information from a person if it believes that such ownership, conversion or proposed ownership by or to such person, which we refer to as “FCC limitations:”

●	would be in violation of any federal communications laws;

●

would (or could reasonably be expected to) materially limit or impair any existing or proposed business activity of the combined company or any of its subsidiaries under the federal communications laws;

●

would materially limit or impair under the federal communications laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the combined company or any of its subsidiaries for which it has entered into a definitive agreement with a third party;

●

would (or could reasonably be expected to) cause the combined company or any of its subsidiaries to be subject to any rule, regulation, order or policy under the federal communications laws having or which could reasonably be expected to have a material effect on the combined company or any of its subsidiaries; or

●	would require prior approval from the FCC and such approval has not be obtained.

If (i) such person does not provide the requested information to the combined company, or (ii) the combined company concludes that such person’s ownership, conversion or proposed ownership would give rise to any FCC limitations, then the combined company may take any of the following actions with respect to such person:

●	refuse to permit the transfer or conversion of shares;

●	suspend the rights of share ownership;

●	require the conversion of any or all shares of Voting Common Stock held by such person into shares of Non-Voting Common Stock;

●	require the exchange of any or all shares held by such person for warrants to acquire, at a nominal exercise price, the same number and class of shares of the combined company;

●	condition the acquisition (including due to conversion) of such shares by such person on the prior consent of the FCC, to the extent such consent is required;

●	to the extent that the remedies above are not reasonably feasible, redeem any or all such shares of the combined company held by such person; and/or

●

exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation giving rise to a FCC limitation.

To the extent reasonably feasible without materially adversely affecting the ability of the combined company to prevent or cure a situation described in clauses (i) or (ii) above, the combined company is required to use its good faith efforts to cause any of the remedies listed above to be imposed in a substantially similar manner when imposed on similarly situated persons or Stockholders at substantially the same time, and to minimize the impact of the exercise of any such remedy on the interests in the combined company of the affected Stockholders or other affected persons.

Any refusal of transfer or suspension of rights may remain in effect until the requested information has been received and the combined company has determined that such ownership, conversion or proposed ownership will not result in a FCC limitation. Media General’s current Articles of Incorporation do not include analogous provisions.

Other Matters

Control Share Acquisitions. The VSCA contains provisions regulating certain “control share acquisitions,” which are transactions that would cause the voting power of any person acquiring beneficial ownership of shares of a public corporation in Virginia to meet or exceed certain threshold percentages (20%, 33 1/3% or 50%) of the total votes entitled to be cast for the election of Directors. Shares acquired in a control share acquisition have no voting rights unless: (i) the voting rights are granted by a majority vote of all outstanding shares other than those held by the acquiring person or any officer or employee Director of the corporation, or (ii) the Articles of Incorporation or By-laws of the corporation provide that the provisions of Virginia law governing control share acquisitions do not apply to the acquisitions of its shares. The acquiring person may require that a special meeting of the stockholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. These provisions were designed to deter certain takeovers of Virginia public corporations. Media General has not adopted an amendment to its Articles of Incorporation or By-laws opting out of these provisions. However, the Articles of Incorporation of the combined company to be effective upon the closing of the transaction contain a provision that makes these provisions inapplicable to acquisitions of its common stock.

Board of Directors. The Articles of Incorporation of the combined company will contain provisions relating to the structure and composition of the Board of Directors, which are discussed in detail in the section “Directors and Executive Officers of the Combined Company” beginning on page 164.

Limitation on Director’s Liability. The Articles of Incorporation of the combined company will, to the fullest extent permitted by Virginia law, provide that the combined company will indemnify and advance expenses of any Director or officer who is made or threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a Director or officer of the combined company. In addition, no Director or officer of the combined company will be liable to the combined company or its Stockholders for monetary damages with respect to any transaction, occurrence or course of conduct, except to the extent resulting from such person’s having engaged in willful misconduct or knowing violation of the criminal law or any federal or state securities law.

Transfer Agent. The transfer agent for the combined company will be the American Stock Transfer & Trust Co., Corporate Trust Department, 6201 Fifteenth Ave., Brooklyn, New York 11219.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Media General Stockholders are governed by Media General’s current Articles of Incorporation, its By-laws, and the VSCA. Upon closing of the transaction, the rights of the Stockholders of the combined company will be governed by the Articles of Incorporation and the By-laws of the combined company that will become effective at such time, and the VSCA. Although the rights and privileges of Media General Stockholders are, in many instances, comparable to those of the combined company Stockholders, there are some significant differences.

The following is a summary discussion of the material differences, as of the date of this document, between the rights of Media General Stockholders and the rights of the Stockholders of the combined company. The rights described with respect to Media General Stockholders and the combined company Stockholders are the same unless otherwise indicated. Please consult the VSCA and the respective Articles of Incorporation and By-laws of Media General and the combined company for a more complete understanding of these differences.

The forms of the Articles of Incorporation and By-laws of the combined company are attached to this proxy statement/prospectus as Annexes C and D, respectively, and are incorporated by reference into this proxy statement/prospectus. Media General has filed with the SEC its existing Articles of Incorporation and By-laws referenced in this summary of Stockholder rights and will send copies of these documents to you without charge, upon your request. See “Where You Can Find More Information” on page 185.

Capitalization

Media General

The currently authorized shares of capital stock of Media General consists of:

●	75 million shares of Class A Common Stock, par value $5.00 per share;

●	600,000 shares of Class B Common Stock, par value $5.00 per share; and

●	5 million shares of preferred stock, par value $5.00 per share.

As of the close of business on July 17, 2013, there were outstanding 27,359,358 shares of Class A Common Stock and 548,564 shares of Class B Common Stock.

The Combined Company

The total authorized shares of capital stock of the combined company will consist of:

●	400 million shares of shares of Voting Common Stock, no par value per share;

●	400 million shares of Non-Voting Common Stock, no par value per share; and

●	50 million shares of preferred stock, no par value per share.

We expect that, immediately after the completion of the transaction, there will be outstanding a total of 88,099,293 shares of voting and Non-Voting Common Stock of the combined company.

Conversion of Shares

Media General

Under Media General’s Articles of Incorporation, Class B Common Stock is convertible into Class A Common Stock on a share-for-share basis at the option of the holder. The holders of Class A Common Stock have no right to convert shares of Class A Common Stock into shares of Class B Common Stock or any other security.

The Combined Company

Voting common stock will be convertible into Non-Voting Common Stock, on a share-for-share basis, at the option of the holder, unless following such conversion no shares of Voting Common Stock would remain outstanding. Non-Voting Common Stock will be convertible into Voting Common Stock, on a share-for-share basis at the option of the holder.

However, if any conversion of shares of Non-Voting Common Stock into shares of Voting Common Stock would require approval from the FCC, such approval must be received prior to the conversion. In addition, if such conversion would result in any holder of voting common shares (including the converting holder) acquiring or being deemed to hold an “attributable interest” in the combined company (within the meaning of the federal communications laws) the conversion will not be effective until the combined company has received information sufficient to determine whether to exercise its rights to restrict ownership (as described above in “Description of Combined Company Capital Stock – Restrictions on Stock Ownership and Transfer” beginning on page 174).

If a requested conversion would cause any holder of Voting Common Stock (other than the converting holder) to acquire or be deemed to hold an attributable interest in the combined company, the combined company has the discretion to convert the shares of Voting Common Stock held by such other holder to shares of Non-Voting Common Stock to the extent reasonably necessary to ensure that such other holder’s interest in the combined company will remain non-attributable (unless such other holder can show, to the reasonable satisfaction of the combined company, that it can hold an attributable interest in the combined company).

See “Description of Combined Company Capital Stock – Restrictions on Stock Ownership and Transfer” beginning on page 174.

Dividends and Other Distributions

Media General

Shares of Class A Common Stock and Class B Common Stock rank equally and are identical with respect to the rights to receive payment of cash dividends and the right to share in the assets of Media General in the event of dissolution and the distribution of such assets by way of return of capital.

In the case of a stock dividend or a distribution of shares, holders of Class A Common Stock and Class B Common Stock will be treated equally, according to the number of shares of common stock they hold, except that holders of Class A Common Stock only have the right to receive shares of Class A Common Stock, and holders of Class B Common Stock have the right to receive shares of Class A Common Stock or shares of Class B Common Stock, as determined by the Board of Directors.

The Combined Company

The holders of shares of Voting Common Stock and non-voting common will rank equally and be identical with respect to the rights to receive payment of cash dividends and the right to share in the assets of the combined company in the event of dissolution and the distribution of such assets by way of return of capital.

In the case of a stock dividend or a distribution of shares, holders of Voting Common Stock and Non-Voting Common Stock will be treated equally, according to the number of shares of common stock they hold, except that holders of Voting Common Stock only have the right to receive shares of Voting Common Stock, and holders of Non-Voting Common Stock only have the right to receive shares of Non-Voting Common Stock.

Preemptive Rights

Media General

The holders of Class B Common Stock have preemptive rights with respect to the issuance of any additional shares of Class B Common Stock. Holders of Class A Common Stock do not have any preemptive rights.

The Combined Company

Except as may be determined by the Board of Directors in its sole discretion, no holder of shares of the combined company’s common stock will have preemptive rights.

Number and Election of Directors

Media General

The number of Directors comprising the current board is nine. Media General’s By-laws provide that the number of Directors may be fixed by the Stockholders or by the Board of Directors, but in no event may the number of Directors be less than eight nor more than 12.

The Directors are divided into two classes: the holders of the Class A Common Stock vote to elect 30% of the Board of Directors, whom we sometimes refer to herein as the Class A Directors, and the holders of the Class B Common Stock elect the balance, whom we sometimes refer to herein as Class B Directors. The Directors are elected by a plurality of the outstanding shares of the class of stock that is entitled to vote in such election of Directors who are present in person or by proxy at a meeting of Stockholders at which a quorum is present. J. Stewart Bryan III, Chairman of the board, controls approximately 85% of the Class B Common Stock and therefore has the power to determine the outcome of Class B Director elections.

The Combined Company

The Articles of Incorporation of the combined company provide that the Board of Directors will consist of 14 Directors until the election of Directors at the 2014 Annual Meeting of Stockholders, at which time the number of Directors will be reduced to 11. In connection with the 2014 Annual Meeting of Stockholders, the Nominating Committee will recommend for election to the Board of Directors five Young designees, five Media General designees (including, if they are willing to serve, the Chairman and Vice-Chairman of the Board of Directors of the combined company and the Chief Executive Officer of combined company at the time of such nomination if the persons holding such positions are Media General designees) and one additional person, as determined by the Nominating Committee in its discretion.

Following the election of Directors at the 2014 Annual Meeting of Stockholders the number of Directors may be fixed from time to time in the By-laws or by resolution adopted by the affirmative vote of a majority of the Board of Directors, but in no event will the number of Directors be fewer than three. Prior to the 2017 Annual Meeting, the number of Directors constituting the Board of Directors of the combined company shall continue to be 11 unless such change is approved by a majority of the Young designees serving as Directors. For more information on the Board of Directors of the combined company, see “Directors and Executive Officers of the Combined Company” beginning on page 164.

Removal of Directors

Media General

Media General’s By-laws provide that at a meeting called expressly for the purpose of removing a Director, any Director may be removed, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. A replacement Director may be elected at the same meeting.

The Combined Company

The combined company’s By-laws will provide that at a meeting called expressly for the purpose of removing a Director, any Director may be removed, with or without cause, by a vote of the Stockholders holding a majority of the shares of the class of stock which elected such Director. A replacement Director may be elected at the same meeting.

Vacancies on the Board of Directors

Media General

Media General’s Articles of Incorporation provide that vacancies resulting from the death, resignation or removal of a Class A Director will be filled by the affirmative vote of a majority of the remaining Class A Directors and any such vacancy involving a Class B Director will be filled by the vote of a majority of the remaining Class B Directors. Each successor Director will hold office until his or her respective successor has been duly elected and qualified.

The Combined Company

Under the Articles of Incorporation of the combined company, through the 2017 Annual Meeting of the Stockholders of the combined company, the Nominating Committee has the exclusive right to fill vacancies on the Board of Directors acting by a majority vote of its members, subject to a right of a majority of the Board of Directors (including the affirmative vote of at least one Young designee) to reject such nomination or appointment. Thereafter, the Board of Directors of the combined company shall have the sole authority to fill vacancies.

Nominations of Directors and Stockholder Proposals

Media General

Nominations for persons for election to the Board of Directors may be made with respect to any Annual Meeting of the stockholders of Media General or with respect to any Special Meeting called for the purpose of electing Directors, by (i) the Board of Directors, or (ii) stockholders who are Stockholders of record of the class in respect of which such nomination is made, that are entitled to vote at such meeting and who comply with the advanced notice provisions of Media General’s By-laws.

The Combined Company

Under the Articles of Incorporation of the combined company, through the 2017 Annual Meeting of the Stockholders of the combined company, the Nominating Committee has the exclusive right to nominate Directors on behalf of the combined company acting by a majority vote of its members, subject to a right of a majority of the Board of Directors (including the affirmative vote of at least one Young designee) to reject such nomination or appointment. Stockholders may nominate a person for election as Director in accordance with the By-laws of the combined company as further described in “Advanced Notice for Annual Stockholder Meetings” below.

Advanced Notice for Annual Stockholder Meetings

Media General

The By-laws of Media General require that a stockholder who desires to nominate a candidate for election to the Board of Directors at an Annual or Special Meeting or present business at an Annual Meeting to provide notice to the secretary of Media General in advance of the meeting. In the case of an Annual Meeting, notice must be received by Media General not earlier that the 120th and not later than the 90th day prior to the Annual Meeting date. In the case of a Special Meeting called for the purpose of electing Directors, notice must be received by Media General not later than the 10th day following the day the notice of such Special Meeting was mailed or public disclosure of such meeting was made, whichever first occurs.

The Combined Company

The amended By-laws of the combined company will require a stockholder who desires to nominate a candidate for election to the board at an Annual or Special Meeting or present business at an Annual Meeting must provide notice to the secretary of the combined company in advance of the meeting. In the case of an Annual Meeting, notice must be received by the combined company at its principal executive offices not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the prior year’s Annual Meeting. However, if the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice must be delivered not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the 90th day prior to such Annual Meeting or, if the first public announcement or notice of the Annual Meeting date is made to Stockholders less than 100 days prior to the Annual Meeting date, the close of business on the 10th day following the day on which such public announcement was made or such notice is mailed, whichever first occurs. In the case of a Special Meeting called for the purpose of electing Directors, notice must be received by the combined company not later than the close of business on the 10th day following the day on which public disclosure of the date of the Special Meeting was made or notice of the date of the Special Meeting was mailed, whichever first occurs.

Voting by Stockholders

Media General

Each holder of shares of a class entitled to vote is entitled to one vote for each share he or she holds. Except as otherwise provided in the articles of amendment establishing any series of preferred stock, in the election of the Class A Directors, in voting for certain actions requiring the vote of all Stockholders voting as a single class (as specified in the Articles of Incorporation), or as otherwise required by law, the holders of the Class B Common Stock have the exclusive power to vote on all matters requiring a vote of the Stockholders.

Media General’s By-laws provide that a majority of the shares entitled to vote, present in person or by proxy, shall constitute a quorum, however, when any action is required to be voted on by a class of stock as a class, holders of a majority of the shares of such class shall constitute a quorum for the vote upon such action. A matter for vote is approved if a quorum is present and the votes cast in favor of the action exceed the votes cast opposing the action, except when a larger vote or a vote by class is required under the laws of the Commonwealth of Virginia and except in the election of Directors, in which case those nominees receiving the greatest number of votes shall be elected even though they did not receive a majority.

The Combined Company

Each holder of shares of a class of stock entitled to vote on a matter at a meeting of the Stockholders is entitled to one vote for each share he or she holds. Pursuant to the VSCA, a majority of the votes entitled to be cast on the matter by the voting group constitutes a quorum of that voting group for action on that matter.

The Articles of Incorporation of the combined company will provide that the holders of the Voting Common Stock of the combined company will have the sole power to vote for the election of Directors and for all other purposes. The holders of the shares of Non-Voting Common Stock will not have (i) voting power with respect to such shares or (ii) the right to participate in any meeting of the Stockholders except as may be required by the VSCA. A matter voted on by the Stockholders is approved if a quorum is present and the votes cast in favor of the action exceed the votes cast opposing the action, except if the VSCA requires a larger vote or a vote by class and except in the election of Directors, in which case those nominees receiving the greatest number of votes are elected even though they did not receive a majority. In the event that the approval of the holders of Voting Common Stock is required for the adoption of an amendment to or restatement of the Articles of Incorporation, the authorization of any plan of merger, share exchange or entity conversion, or the authorization of any disposition of assets or dissolution, such approval shall require a majority of all votes cast, except that the board of the combined company may require a greater vote.

Stockholder Rights Plan

Media General

Media General is not a party to a Stockholder rights plan.

The Combined Company

Upon the closing of the transaction, the combined company will not be a party to a Stockholder rights plan. The combined company may in the future adopt a Stockholder rights plan if the Board of Directors of the combined company so determines.

Amendment of Articles of Incorporation

Media General

Pursuant to the VSCA, amendment to the Articles of Incorporation generally requires the approval of the Board of Directors of Media General and the approval of the Stockholders. Unless the Board of Directors requires a greater vote, the amendment must be adopted and approved by the holders of Class A Common Stock and holders of Class B Common Stock entitled to vote on the amendment, each voting as a separate class, by a majority of all votes entitled to be cast.

The Combined Company

From the closing until the 2014 Annual Meeting of the Stockholders of the combined company, the Articles of Incorporation of the combined company will provide that, in addition to any approval required by the VSCA, the affirmative vote of at least 10 out of the 14 members of the Board of Directors of the combined company must approve any amendment of, or modification to, the Articles of Incorporation of the combined company. Thereafter, any amendment to the Articles of Incorporation generally will require the approval of the Board of Directors of the combined company and the approval of the Stockholders. Pursuant to the Articles of Incorporation of the combined company, if the VSCA requires the approval of the holders of the Voting Common Stock to amend the Articles of Incorporation, such approval will require a majority of all votes cast in respect thereof by holders of the Voting Common Stock.

Amendment of Bylaws; New Bylaws

Media General

Media General’s By-laws may be amended or repealed and new By-laws may be adopted at a regular or Special Meeting of the Board of Directors by the vote of a majority of the Board of Directors. The Stockholders of Media General may repeal or change By-laws made by the Board of Directors and may prescribe that any By-laws made by the Stockholders may not be altered, amended or repealed by the Board of Directors.

The Combined Company

From the closing until the 2014 Annual Meeting of the Stockholders of the combined company, the Articles of Incorporation of the combined company will provide that, in addition to any approval required by the VSCA, the affirmative vote of at least 10 out of the 14 members of the Board of Directors of the combined company must approve any amendment of, or modification to, the By-laws of the combined company. Thereafter, the procedure for the Board of Directors to amend the By-laws of the combined company will be identical to the procedure relating to the By-laws of Media General. The rights of Stockholders with respect to amendment of By-laws of the combined company will be identical to those relating to the By-laws of Media General both before and after the 2014 Annual Meeting of Stockholders.

LEGAL MATTERS

The validity of the shares of the combined company common stock to be issued in the transaction has been passed upon by Troutman Sanders LLP. Certain U.S. federal income tax matters relating to the transaction will be passed upon by Fried, Frank, Harris, Shriver & Jacobson LLP.

EXPERTS

The consolidated financial statements, and the related financial statement schedule of Media General incorporated in this registration statement by reference from Media General’s Annual Report on Form 10-K for the year ended December 31, 2012, and the effectiveness of Media General’s internal control over financial reporting, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Young as of December 31, 2012 and December 31, 2011, and for the years ended December 31, 2012, December 31, 2011 and the six months ended December 31, 2010, and the results of operations and cash flows of Young Broadcasting Inc., the predecessor of Young Broadcasting, LLC, a direct, wholly owned subsidiary of Young, for the six months ended June 30, 2010, included in this proxy statement/prospectus have been so included in reliance on the reports (which contain an explanatory paragraph regarding Young Broadcasting Inc.’s emergence from bankruptcy and adoption of fresh-start reporting) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

DEADLINE FOR 2014 MEDIA GENERAL STOCKHOLDER PROPOSALS

The By-laws of Media General provide that the Annual Meeting of Stockholders shall be held during Media General’s second fiscal quarter on a date fixed by the Board of Directors. Media General’s 2014 Annual Meeting will be held on April 24, 2014 (unless the transaction has not been completed by that date).

Rule 14a-8 under the Exchange Act contains eligibility requirements that must be satisfied for a Stockholder to submit a proposal for inclusion in a company’s proxy statement. One of the eligibility requirements under that Rule is that a Stockholder have held shares entitled to be voted on the proposal for at least one year by the date the Stockholder submits the proposal. It is Media General’s view that ownership of shares of a class not registered under the Exchange Act does not entitle a Stockholder to submit a proposal under the Rule. Stockholders who believe they are eligible to have their proposals included in Media General’s Proxy Statement for the 2014 Annual Meeting of Stockholders, in addition to other applicable requirements established by the SEC, must ensure that their proposals are received by the Secretary of Media General no later than November 14, 2013.

Media General’s By-laws also establish advance notice procedures for eligible Stockholders to make nominations for Director and to propose business to be transacted at an Annual Meeting. Under Media General’s current By-laws, a Stockholder who wishes to submit Director nominations or other proposals for consideration at the 2014 Annual Meeting must ensure that the same are received by the Secretary of Media General between December 25, 2013, and January 24, 2014. Under the By-laws of the combined company, which will become effective upon closing of the transaction, Director nominations or other proposals for consideration for the 2014 Annual Meeting will be required to be received by the Secretary of Media General between December 26, 2013, and January 25, 2014.

Media General’s By-laws also require that certain specific information accompany a Stockholder’s notice of nomination or proposal for business.

WHERE YOU CAN FIND MORE INFORMATION

Media General files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these documents at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. Media General’s SEC filings are also available over the Internet at the SEC’s website at http://www.sec.gov and under the heading “Investor Relations” on Media General’s corporate website at http://www.mediageneral.com. By referring to Media General’s website and the SEC’s website, Media General does not incorporate such website or its contents into this proxy statement/prospectus. The shares of Voting Common Stock will be listed on the NYSE under the trading symbol of “MEG.”

Media General may “incorporate by reference” certain information into this proxy statement/prospectus. This means that Media General can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information updated or superseded by information in this document. This proxy statement/prospectus incorporates by reference the documents set forth below that Media General has previously filed with the SEC. These documents contain important information about Media General’s business and its financial performance.

●	Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 28, 2013;

●	Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2013, filed with the SEC on May 10, 2013;

●	Current Reports on Form 8-K filed with the SEC on April 29, 2013, June 6, 2013 and June 10, 2013; and

●	Proxy Statement on Schedule 14A filed with the SEC on March 14, 2013.

In addition, all reports and other documents that Media General subsequently files pursuant to Sections 13(a), 13(c), 14 or 15(d) of Exchange Act, after the date of this proxy statement/prospectus and prior to the termination of the offering of securities hereunder will be deemed to be incorporated by reference into this proxy statement/prospectus and to be part of this proxy statement/prospectus from the date of the filing of such reports and documents. Any statement contained herein or in a document incorporated or deemed to be incorporated herein by reference will be deemed to be modified or superseded for the purposes of this proxy statement/prospectus to the extent that a statement contained in any subsequently filed document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this proxy statement/prospectus.

We have appointed D.F. King & Co., Inc. as proxy solicitor for the proxy statement/prospectus. Any questions about the merger, requests for additional copies of documents or assistance voting your Media General shares may be directed D.F. King & Co., Inc., at 48 Wall Street, 22nd Floor, New York, New York 10005 or by telephone at [●] (toll free) Monday through Friday (except bank holidays), between [●] a.m. and [●] p.m., [●] time, or by email at webmaster@dfking.com.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF YOUNG

Independent Auditor’s Reports	F - 2

Consolidated Balance Sheets as of December 31, 2012 and 2011	F - 5

Consolidated Statements of Comprehensive Income for the Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)	F - 6

Consolidated Statements of Stockholders’ Equity for the Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)	F - 7

Consolidated Statements of Cash Flows for the Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)	F - 8

Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2012 and 2011, and for the Six Months Ended December 31, 2010 (Successor), and the Six Months Ended June 30, 2010 (Predecessor)

F - 9

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2013 and December 31, 2012	F - 39

Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2013 and 2012	F - 40

Unaudited Condensed Consolidated Statements of Stockholders’ Equity for the Three Months Ended March 31, 2013	F - 41

Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2013 and 2012	F - 42

Notes to Unaudited Condensed Consolidated Financial Statements as of and for the Three Months Ended March 31, 2013	F - 43

Independent Auditor's Report

To the Board of Directors and Stockholders of New Young Broadcasting Holding Co., Inc.

We have audited the accompanying consolidated financial statements of New Young Broadcasting Holding Co., Inc. ("the Company") and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2012 and December 31, 2011 and the related consolidated statements of comprehensive income, of stockholders' equity and of cash flows for each of the two years in the period ended December 31, 2012 and for the period from July 1, 2010 to December 31, 2010.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New Young Broadcasting Holding Co., Inc. and its subsidiaries at December 31, 2012 and December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2012 and for the period from July 1, 2010 to December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the consolidated financial statements, the United States Bankruptcy Court for the Southern District of New York confirmed the Joint Plan of Young Broadcasting Inc., and its Debtor Subsidiaries under Chapter 11 of the Bankruptcy Code (the "Plan") on May 10, 2010. Confirmation of the Plan resulted in the discharge of all claims against Young Broadcasting Inc. (the "Predecessor") that arose before June 24, 2010 and terminates all rights and interests of equity security holders as provided for in the Plan. The plan was substantially consummated on June 24, 2010 and the Predecessor emerged from bankruptcy as and promptly converted into Young Broadcasting, LLC a Delaware limited liability company. In connection with its emergence from bankruptcy, the Young Broadcasting, LLC adopted fresh start reporting as of June 30, 2010. Our opinion is not modified with respect to this matter.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 29, 2013

Report of Independent Auditors

To the Board of Directors and Stockholders

New Young Broadcasting Holding Co., Inc.

In our opinion, the accompanying consolidated statements of operations, of stockholders' (deficit) equity and of cash flows for the six months ended June 30, 2010 present fairly, in all material respects, the results of operations and of cash flows of Young Broadcasting Inc. (the "Predecessor") and its subsidiaries for the six months ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Predecessor’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Predecessor filed a petition on February 13, 2009 with the United States Bankruptcy Court for the Southern District of New York for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. The Joint Plan of Young Broadcasting Inc, and its Debtor Subsidiaries under Chapter 11 of the Bankruptcy Code (the "Plan") was substantially consummated on June 24, 2010 and the Predecessor emerged from bankruptcy as a wholly-owned subsidiary of New Young Broadcasting Holding Co., Inc. and promptly converted from a Delaware corporation to a Delaware limited liability company named Young Broadcasting, LLC. In connection with its emergence from bankruptcy, Young Broadcasting, LLC adopted fresh-start reporting.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 31, 2011

New Young Broadcasting Holding Co., Inc.

Consolidated Balance Sheets

December 31, 2012 and 2011

	Year Ended December 31,
(amounts in thousands, except per share data)	2012	2011

Assets
Current assets
Cash and cash equivalents	$24,244	$55,559
Trade accounts receivable, less allowance for doubtful accounts of $1,171K in 2012 and $1,157K in 2011	38,073	35,460
Current portion of program license rights	571	47
Current deferred tax asset	1,647	845
Prepaid expenses and other current assets	8,052	3,990
Total current assets	72,587	95,901
Property and equipment, net	100,656	96,333
Program license rights, excluding current portion	227	-
Equity investments	2,870	2,927
Deferred tax asset long term	12,578	31,747
Broadcast licenses	206,200	191,500
Goodwill	51,886	51,521
Definite lived intangible assets, net	33,053	37,158
Other assets, net	1,379	1,753
Total assets	$481,436	$508,840
Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	$5,645	$4,606
Accrued salaries and wages	6,146	4,827
Gray equity participation liability	-	8,000
Other accrued expenses and other current liabilities	21,574	7,122
Current installments of program license liability	804	78
Current installments of long-term debt	17,200	8,500
Current installments of obligation under capital leases	115	107
Total current liabilities	51,484	33,240
Deferred tax liability and other long-term tax liabilities	24	22
Long-term debt	135,998	72,789
Obligations under capital leases, excluding current installments	1,149	1,191
Other liabilities	7,551	6,831
Total liabilities	196,206	114,073
Commitments and contingencies (Note 10)
Stockholders’ equity
Successor Class A Common Stock, $.01 par value. Authorized 500,000 shares; issued 65,428 at December 31, 2012 and 72,627 at December 31, 2011	.7	.7
Successor Class B Common Stock, $.01 par value. Authorized 500,000 shares; issued 0 at December 31, 2012 and 2,011 at December 31, 2011	-	.02
Additional paid-in capital	132,999	277,999
Accumulated other comprehensive loss	(987)	(487)
Retained earnings	153,175	117,254
Total New Young stockholders’ equity	285,188	394,767
Noncontrolling interests	42	-
Total stockholders’ equity	285,230	394,767
Total liabilities and stockholders’ equity	$481,436	$508,840

The accompanying notes are an integral part of these consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

			Successor	Predecessor
			Six Months	Six Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,
	2012	2011	2010	2010
(amounts in thousands)

Net operating revenue	$228,183	$174,520	$103,187	$84,307
Operating expenses, excluding depreciation expense	68,899	61,846	30,781	28,410
Amortization of program license rights	9,022	9,780	5,673	5,363
Selling, general and administrative expenses	55,000	53,851	26,270	25,533
Depreciation and amortization	16,179	13,896	6,896	6,823
Write-off of intangible asset	-	978	-	-
Loss (gain) on disposal of property and equipment, net	59	683	(28)	(1,134)
Corporate overhead, excluding depreciation and amortization expense	23,531	12,182	8,487	5,815
Operating income	55,493	21,304	25,108	13,497

Interest expense	(7,830)	(7,240)	(3,544)	(12,093)
Loss on extinguishment of debt	-	(915)	-	-
Other income/ (expense), net	8,680	(675)	(59)	(171)
	850	(8,830)	(3,603)	(12,264)
Income before reorganization items and income taxes	56,343	12,474	21,505	1,233
Reorganization items, net	-	(1,350)	(6,780)	518,006
Fresh-start adjustments	-	-	-	90,868
Benefit (expense) for income taxes	(20,380)	91,039	366	(480)
Net income	$35,963	$102,163	$15,091	$609,627

Net Income attributable to the noncontrolling interests	42	-	-	-
Net Income attributable to New Young	$35,921	$102,163	$15,091	$609,627

Other comprehensive income, after tax:
Change in unrecognized amounts included in pension obligations net of tax $318K in 2012 and $363K in 2011 and $0 in 2010	(500)	(1,159)	672	(1,965)
Total Comprehensive Income	35,421	101,004	15,763	607,662
Other comprehensive income attributable to noncontrolling interest	-	-	-	-

Total Comprehensive Income attributable to New Young	$35,421	$101,004	$15,763	$607,662

The accompanying notes are an integral part of these consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

	Common Stock		Additional Paid-In	Retained	Accumulated Comprehensive	Noncontrolling	Total New Young Stockholders'
	Class A	Class B	Capital	Earnings	(Loss) Income	Interest	Equity
	amounts in thousands
Predecessor
Balances at December 31, 2009	$22	$2	$401,781	$(1,004,668)	$(5,435)	$-	$(608,298)
Restricted stock plan compensation	-	-	635	-	-	-	635
Net income				609,627			609,627
Change in unrecognized amounts included in pension obligation					(1,965)		(1,965)
Cancellation of Predecessor common stock	(22)	(2)	(402,416)				(402,440)
Elimination of accumulated deficit and accumulated other comprehensive loss				395,041	7,400	-	402,441
Balances at June 30, 2010	$-	$-	$-	$-	$-	$-	$-
Successor
Balances at June 30, 2010	-	-	-	-	-	-	$-
Issuance of new equity	.7	.06	277,999	-	-	-	278,000
Net income				15,091			15,091
Change in unrecognized amounts included in pension obligation	-	-	-	-	672	-	672
Balances at December 31, 2010	$.7	$.06	$277,999	$15,091	$672	$-	$293,763
Issuance of new equity
Conversion of Class B common stock to Class A common stock	.04	(.04)	-	-	-	-	-
Net income	-	-	-	102,163	-	-	102,163
Change in unrecognized amounts included in pension obligation	-	-	-	-	(1,159)	-	(1,159)
Balances at December 31, 2011	$.7	$.02	$277,999	$117,254	$(487)	$-	$394,767
Conversion of Class B common stock to Class A common stock	.01	(.01)	-	-	-	-	-
Conversion of Warrants to Class A common stock	.17	-	(.17)	-	-	-	-
Repurchase of Securities	(.26)	(.01)	(145,000)				(145,000)
Net income	-	-	-	35,921	-	42	35,963
Change in unrecognized amounts included in pension obligation	-	-	-	-	(500)	-	(500)
Balances at December 31, 2012	$.7	$(.00)	$132,999	$153,175	$(987)	$42	$285,230

The accompanying notes are an integral part of these consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Consolidated Statement of Cash Flows

Years Ended December 31, 2012 and 2011, the Six Months Ended December 31, 2010

(Successor) and the Six Months Ended June 30, 2010 (Predecessor)

(amounts in thousands)	Year Ended December 31, 2012	Year Ended December 31, 2011	Successor Six Months Ended December 31, 2010	Predecessor Six Months Ended June 30, 2010

Operating activities
Net income	$35,963	$102,163	$15,091	$609,627
Adjustments to reconcile net income to net cash provided by operating activities
Deferred income taxes	18,669	(91,171)	(366)	480
Depreciation and amortization of property and equipment and intangible assets	16,179	13,896	6,896	6,823
Provision for uncollectible accounts	784	681	523	385
Amortization of program license rights	9,022	9,780	5,673	5,363
Mark to market change in interest rate swap	440	-	-	-
Amortization of debt discount	751	451	216	510
Write-off of intangible assets	-	978	-	-
Decrease in Gray Equity Participation	(8,000)	-	-	-
Gain on insurance proceeds	(328)	-	-	-
Loss on extinguishment of debt	-	915	-	-
Amortization of noncash compensation paid in common stock	-	-	-	635
Reorganization items, net	-	1,350	6,780	(518,006)
Fresh-start adjustments	-	-	-	(90,868)
Loss on disposal of fixed assets	59	683	(28)	(1,134)
(Gain) loss on unconsolidated subsidiaries, net of dividend	98	(8)	33	127
Changes in assets and liabilities
Change in broadcast rights net of liabilities	(8,999)	(9,746)	(5,665)	(5,309)
Increase in trade accounts receivable	(3,050)	(2,280)	(2,636)	1,559
Increase in trade accounts payable	1,060	457	(2,139)	(298)
Increase / (decrease) in accrued expenses and other liabilities	14,764	(7,784)	(80)	(764)
(Increase) / decrease in prepaid expense and other assets	(3,846)	2,046	(1,834)	635
Net cash provided by operating activities	73,566	22,411	22,464	9,765
Investing activities
Capital expenditures	(11,612)	(17,338)	(3,340)	(2,355)
Payment for acquisition of station assets	(19,500)	-	-	-
Proceeds from the disposal of fixed assets	195	101	28	27
Net cash used in investing activities	(30,917)	(17,237)	(3,312)	(2,328)
Financing activities
Principal borrowings under Senior Credit Facility	65,000	85,000	-	-
Principal borrowings under WXXA-TV LLC Bank Credit Facility	22,000	-	-	-
Principal payment under Senior Credit Facility	(15,000)	(75,000)	-	-
Debt issuance costs	(842)	(4,787)	(684)	(567)
Redemption of Common Stock	(145,000)	-	-	-
Principal payments under capital lease obligations	(122)	(92)	(38)	-
Net cash provided by (used in) financing activities	(73,964)	5,121	(722)	(567)
Net (decrease) increase in cash	(31,315)	10,295	18,430	6,870
Cash and cash equivalents
Beginning of period	55,559	45,264	26,834	19,964
End of period	$24,244	$55,559	$45,264	$26,834

Supplemental disclosure of cash flow information
Interest paid	$6,256	$6,213	$3,167	$-
Income tax payments, net	1,449	616	80	117
Supplemental schedule of noncash investing and financing activities
Cancellation of long-term debt	$-	$-	$-	$(822,424)
Issuance of new long-term debt	-	-	75,000	-
Issuance of new equity	-	-	278,000	-

The accompanying notes are an integral part of these consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

1.          Basis of Presentation

New Young Broadcasting Holding Co., Inc. (“New Young” or “Successor”) conducts its business operations through its direct subsidiary, Young Broadcasting, LLC (the “Company”), and its other indirect subsidiaries, and its business operations consist of twelve network affiliated stations (five with ABC, four with CBS, one with NBC, one with FOX, and one with MyNetworkTV). The markets served by the Company’s stations are located in Lansing, Michigan; Green Bay, Wisconsin; Lafayette, Louisiana; Nashville and Knoxville, Tennessee; Albany, New York; Richmond, Virginia; Davenport, Iowa; Sioux Falls, South Dakota; Rapid City, South Dakota and San Francisco, California. In addition, the accompanying consolidated financial statements include the Company’s wholly-owned national television sales representation firm up through February 28, 2011 at which time the operations were ceased.

The Company announced that Cox Reps, the nation’s largest TV rep firm comprised of TeleRep, HRP, MMT and the digital, multi-platform sales firm Cox Cross Media, would represent it for national sales and established a dedicated sales team. As a result of this decision, the Company’s national sales rep firm, Adam Young Inc. ceased operations during 2011 resulting in the write off of related intangible assets totaling approximately $1.0 million, and the recognition of severance and shutdown costs totaling $1.8 million which have been recorded within selling, general and administrative expenses within the statement of comprehensive income in the year ended December 31, 2011.

As discussed in Note 2, this report includes the results of implementation of the reorganization plan and the adoption of fresh-start reporting on June 30, 2010. References to the “Successor” refer to the Company on or after July 1, 2010, after the application of fresh-start reporting; references to the “Predecessor” refer to Young Broadcasting Inc., which the Company conducted its business operations as prior to July 1, 2010. In accordance with U.S. generally accepted accounting principles, the historical financial statements of the Predecessor are presented separately from Successor in this report.

As discussed in Note 2, the Predecessor and its subsidiaries commenced their Chapter 11 proceedings on February 13, 2009 (the “Petition Date”). On the Petition Date, the Predecessor adopted Accounting Standards Codification 852, Reorganizations (“ASC 852”). ASC 852 does not change the application of generally accepted accounting principles in the preparation of financial statements. However, for periods including and subsequent to the filing of the Chapter 11 petition, ASC 852 does require that the financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain revenues, expenses, gains, and losses that were realized or incurred during the Chapter 11 proceeding have been classified as “reorganization items, net” or “fresh-start adjustments” in the accompanying consolidated statements of comprehensive income.

The Company emerged from bankruptcy protection on June 24, 2010, and adopted fresh-start reporting as of June 30, 2010. The impact of the selection of fresh-start reporting as of June 30, 2010 instead of June 24, 2010 did not result in a material difference to the Company’s consolidated results. The adoption of fresh-start reporting resulted in the Company becoming a new entity for financial reporting purposes. Accordingly, the financial statements prior to July 1, 2010 are not comparable to the financial statements for periods on or after July 1, 2010.

Fresh-start reporting provides, among other things, for a determination of the fair value to be assigned to the new equity and debt of the emerging company as of a date selected for financial reporting purposes. The Company (with the assistance of its independent appraisers) determined the Successor’s business enterprise value was $353.0 million, based on a discounted cash flow approach, which was verified using a market approach. In order to apply fresh-start reporting, the business enterprise value was adjusted to reorganization value and allocated to the Company’s assets based on their respective fair values as of June 30, 2010.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

2.          Proceedings Under Chapter 11 of the Bankruptcy Code

On the Petition Date, the Predecessor and substantially all of its subsidiaries (collectively, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”). On November 4, 2009, the Debtors filed a joint plan of reorganization (“The Joint Plan of Young Broadcasting Inc., and its Debtor Subsidiaries” or the “Plan”) and a related disclosure statement. The Bankruptcy Court entered an order approving the disclosure statement on November 6, 2009, and entered an order confirming the plan on May 10, 2010. The Plan became effective and the Debtors emerged from Chapter 11 protection on June 24, 2010 (the “Effective Date”).

As of the Effective Date, the Predecessor was discharged and released from certain claims and interests in accordance with the provisions of the Plan. Under the Plan, the Company was reorganized and Young Broadcasting Inc. was converted from a Delaware corporation to a Delaware limited liability company and changed its name to Young Broadcasting, LLC. All of the outstanding equity in Young Broadcasting Inc. was cancelled under the Plan and new equity comprising 100% of the Young Broadcasting, LLC’s equity was issued to a newly created holding company, New Young.

Upon emergence from bankruptcy protection, the Company adopted the fresh-start reporting provisions of ASC 852-10, effective June 30, 2010, which was the end of the Predecessor’s accounting period. The impact of the application of fresh-start reporting as of June 30, 2010 instead of June 24, 2010 did not result in a material difference to the Company’s consolidated results. Immediately following the Effective Date, under fresh-start reporting, a new reporting entity was created, and all assets and liabilities were recorded at fair value. Accordingly, the Company’s consolidated financial statements for the periods prior to June 30, 2010 are not comparable to the consolidated financial statements for the periods on or after July 1, 2010.

Fresh-start reporting provides, among other things, for a determination of the fair value to be assigned to the new equity and debt of the emerging company as of a date selected for financial reporting purposes. The Successor’s business enterprise value was $353.0 million, upon emergence, as determined by the Company with the assistance of its independent appraisers. The enterprise value was determined using a discounted cash flow approach, and verified using a market approach. Under fresh-start reporting, the business enterprise value is adjusted to reorganization value and allocated to the Company’s assets and liabilities based on their respective fair values in conforming to the purchase method for accounting for business combinations.

The Plan provided for a cash payment of up to $1.0 million, in the aggregate to the holders of allowed unsecured claims. Under the Plan, the lenders under the Predecessor’s pre-petition Senior Credit Facility received a combination of the equity of New Young and notes under a newly issued $75.0 million loan facility under which New Young is the borrower. All such securities were issued without registration under the Securities Act of 1933, as amended, or state securities laws, in reliance on Section 1145 of the Bankruptcy Code. Pursuant to the Plan, on the Effective Date, all shares of the Predecessor’s preferred stock securities and common stock securities were canceled and no distribution was made to holders thereof.

During the pendency of the Chapter 11 cases and effective as of the Effective Date, the Company assumed a number of leases and other executory contracts. The Company was required to pay any past due amounts owed under the assumed leases and executory contracts, and made all undisputed cure payments shortly after the Effective Date. All disputes regarding cure payments, either prior to or after the Effective Date, have been resolved. The Company will satisfy its continuing obligations under the assumed leases and contracts in the ordinary course of business. Pre-petition amounts owing under rejected leases and contracts, as well as prospective rejection damages claims, were treated as unsecured claims under the Plan, subject to the $1.0 million aggregate cash payment limit for all general unsecured claims.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

In March 2011, the Bankruptcy Court entered a final decree closing the bankruptcy cases of the Predecessor and its subsidiaries.

Below is a summary of the fresh-start and reorganization adjustment to the Company’s June 30, 2010 consolidated balance sheet.

	Predecessor	Reorganization Adjustments (1)		Fresh Start Adjustments		Successor
	(amounts in thousands)
Cash	$26,834					$26,834
AR (net)	31,586	(173)	(2)	4	(5)	31,417
Program rights	102					102
Current deferred tax asset	22					22
Prepaid	3,392					3,392
Total current assets	61,936	(173)		4		61,767
Property and equipment, less accumulated depreciation and amortization	53,465			34,182	(5)	87,647
Program license rights, excluding current portion	12					12
Deposits and other assets	1,387					1,387
Equity investments	3,119			(103)	(5)	3,016
Intangibles
Broadcast licenses	156,975			34,525	(5)	191,500
Network affiliation agreements	47,339			(19,939)	(5)	27,400
Organizational costs	309			(309)	(6)	(0)
AYI contract - Winston	-			1,100	(5)	1,100
Debt issuance costs	2,968	(1,672)	(3)			1,296
Advertiser relationships	-			18,900	(5)	18,900
Other intangibles	166			(166)	(5)	-
Goodwill	-			51,521	(6)	51,521
Total intangibles	207,757	(1,672)		85,632		291,717
Total long term assets	265,740	(1,672)		119,711		383,779

Total assets	$327,676	$(1,845)		$119,715		$445,546

Accounts payable	$3,390	$1,646	(2)			$5,036
Accrued expenses	9,305	729	(2)	185	(5)	10,219
Deferred revenue	1,711			(977)	(5)	734
Gray equity participation	-			8,000	(5)	8,000
Program Liability	119	(16)	(2)			103
Current installments of obligation under capital leases	36					36
Total Current Liabilities	14,561	2,359		7,208		24,128

Liabilities Subject to Compromise	886,953	(886,953)	(2)			-
Long term debt	-	75,000	(4)			75,000
Other Liabilities	9,257			(1,377)	(5)	7,880
Obligations under capital leases, excluding current installments	1,113					1,113
Deferred tax liability	36,409			23,016	(5)	59,425
Total Noncurrent Liabilities	933,732	(811,953)		21,639		143,418

Predecessor common stock	24			(24)	(7)	-
Predecessor additional paid-in capital	402,416			(402,416)	(7)	-
Successor common stock	-	1	(4)			1
Successor additional paid in capital	-	277,999	(4)			277,999
Accumulated other comprehensive (loss)	(7,400)			7,400	(7)	-
(Accumulated deficit) retained earnings	(1,015,657)	529,749	(2)	485,908	(7)	-
Stockholders (Deficit) / Equity	(620,617)	807,749		90,868		278,000

Total liabilities & stockholders' equity	$327,676	$(1,845)		$119,715		$445,546

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Explanatory Notes
(1)

Represents amounts recorded on the Effective Date for the implementation of the Plan, including settlement of liabilities subject to compromise and related payments, the issuance of new debt and extinguishment of old debt, and the issuance of new equity (common stock and warrants)

(2)

Reflects the discharge of the Predecessor's pre-petition liabilities in accordance with the Plan, including the reclassification of remaining liabilities that had been subject to compromise to the appropriate liability accounts:

Liabilities subject to compromise discharged at emergence:
Liabilities subject to compromise	$886,953
Pre-petition claims to be satisfied	(1,646)
Write-off of debt issuance costs	(2,401)
Issuance of New Term Loan	(75,000)
Issuance of New Equity	(278,000)
Other	(157)
Gain on settlement of Liabilities subject to compromise	$529,749

(3)	Reflects the write-off of debt issuance costs associate with Predecessor debt ($2,401) and the addition of the debt issuance costs associated with the New Term Loan and the Revolving Loan ($729)
(4)	Reflects the issuance of new Successor common stock, warrants and the new $75.0 million term loan to pre-petition creditors, and the cancellation of the Predecessor common stock
(5)

Reflects the revaluation of the carrying values of assets and liabilities to reflect estimated fair values, as well as the recognition of certain intangible assets and other liabilities, in accordance with fresh-start reporting as of the Effective Date

(6)	Reflects recording of goodwill for the amount of the reorganization value in excess of the amount allocated to the specifically identifiable intangible assets
Reconciliation of enterprise value to reorganization value
Total enterprise value	$353,000
Plus: Working capital	24,128
Plus: Other liabilities (excluding debt)	68,418
Reorganization value of New Young	$445,546

(7)	Reflects elimination of the Predecessor's historical accumulated deficit and other equity accounts

The following table summarizes the components included in reorganization items, net, in the Company’s consolidated statement of comprehensive income during the year ended December 31, 2011, the six months ended December 31, 2010 and the six months ended June 30, 2010. No reorganization items or fresh start adjustments were recognized during the year ended December 31, 2012.

(amounts in thousands)	Year Ended December 31, 2011	Successor Six Months Ended December 31, 2010	Predecessor Six Months Ended June 30, 2010

Professional fees	$1,543	$6,222	$11,058
Gain on liabilities subject to compromise	(340)	-	(529,749)
Insurance contract write off	-	-	397
Executive legal settlement	-	290	-
Trustee fees	111	243	209
Tax expenses	-	1	77
Other	36	24	2
Total reorganization items, net	$1,350	$6,780	$(518,006)
Fresh-start adjustments	$-	$-	$(90,868)

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

3.          Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries and variable interest entities for which the Company is considered to be the primary beneficiary. Significant intercompany accounts and transactions have been eliminated in consolidation.

For equity investments in which the Company owns between 20% and 50% of voting shares and has significant influence over operating and financial policies, the equity method of accounting is used. Five of the Company’s stations have equity method investments in third parties that operate transmitting towers used by the Company. Accordingly, the Company’s share in earnings and losses of these equity investments are included in other expense, net in the accompanying consolidated statements of comprehensive income of the Company. The Company’s share of equity income (loss) was approximately $(0.1) million for the year ended December 31, 2012, less than $0.1 million for the year ended December 31, 2011, a loss of $0.2 million for the six months ended December 31, 2010 and a loss of $0.1 million for the six months ended June 30, 2010.

The Company consolidates variable interest entities ("VIE’s") when it is the primary beneficiary of the entity, in accordance with the VIE accounting guidance.  In determining whether the Company is the primary beneficiary of a VIE for financial reporting purposes, the Company considers whether it has the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether it has the obligation to absorb losses or the right to receive returns that would be significant to the VIE.  Assets of consolidated VIE’s can only be used to settle the obligations of that VIE.  During the year ended December 31, 2012 the company consolidated the results of WXXA-TV LLC (“WXXA”) pursuant to the VIE accounting guidance (See Note 4).

Concentration of Credit Risk

The Company provides advertising airtime to national, regional and local advertisers within the geographic areas in which the Company operates. Credit is extended based on an evaluation of the customer’s financial condition, and advance payment is not generally required. Credit losses are provided for in the consolidated financial statements.

Financial instruments that potentially subject the Company to concentrations of risk primarily include cash and trade receivables. The Company invests cash with high-quality credit institutions and limits the amount of credit exposure with any one financial institution. The Company sells its services to a large number of diverse customers in a number of different industries, thus spreading trade credit risk.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The principal areas of judgment relate to the allowance for doubtful accounts, the realizabilty of program license rights, valuation of barter arrangements, the useful lives and the carrying value of intangible assets and property and equipment, impairment assessments of intangible assets and goodwill, pension benefit obligations, tax valuation allowances and tax reserves, valuation of acquired assets and assumed liabilities, and fresh start adjustments. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Trade Accounts Receivables

Trade accounts receivables are recorded at the invoice amount and do not bear interest. Credit is extended to the Company’s customers based upon an evaluation of the customer’s financial condition and collateral is not required from such customers. The allowance for doubtful accounts is the Company’s estimate of the amount of probable credit losses in the Company’s existing accounts receivable. The Company monitors the collection of receivables and maintains an allowance based upon the aging of such receivables and specific collection issues that may be identified. The Company reviews its allowance for doubtful accounts quarterly. Past due balances are reviewed individually for collectability. Account balances are charged off against the allowance after all means of collection have been exhausted and potential for recovery is considered remote. The Company does not have any off-balance-sheet exposures related to its customers.

Program License Rights

Program license rights are recorded as assets when the license period begins and the programs are available for use. Capitalized program license rights are stated at the lower of unamortized cost or estimated net realizable value. Program license rights are amortized to operating expense over the estimated broadcast period in an amount equal to the relative benefit that is expected to be derived from the airing of the program. Program license rights with lives greater than one year, in which the Company has the right to multiple showings, are amortized using an accelerated method. Program rights with lives of one year or less are amortized on a straight-line basis over the life of the program. Capitalized program rights expected to be amortized in the succeeding year and amounts payable within one year are classified as current assets and liabilities, respectively. Capitalized program license rights are evaluated on a periodic basis to determine if estimated future net revenues support the recorded basis of the asset. If the estimated net revenues are less than the current carrying value of the capitalized program rights, the Company will reduce the program rights to net realizable value.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation other than the Predecessor assets and assets acquired through business combinations which, consistent with applicable accounting guidance were recorded at fair market value, at the Effective Date and the date of the business combination respectively. Equipment under capital leases are stated at the present value of the future minimum lease payments at the inception of the lease, less accumulated depreciation. Major renewals and improvements are capitalized to the property and equipment accounts. Maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred.

Depreciation and amortization of property and equipment are calculated on the straight-line basis over the estimated useful lives of the assets. Equipment held under capital leases are generally amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset.

The estimated useful lives of depreciable assets are as follows:

Estimated Useful Lives

Classification
Land improvements	10-30 years
Buildings and building improvements	10-30 years
Broadcast equipment	5-10 years
Office furniture, fixtures and other equipment	5-10 years
Vehicles	3-5 years

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Property and equipment at December 31, 2012 and 2011 consist of the following:

(amount in thousands)	2012	2011

Land and land improvements	$24,622	$24,025
Buildings and building improvements	31,961	30,270
Broadcast equipment	51,282	41,308
Office furniture, fixtures and other equipment	5,420	3,464
Vehicles	4,727	3,938
Assets in service	118,012	103,005
Equipment not yet placed into service	2,921	4,075
Total fixed assets	120,933	107,080
Less: Accumulated depreciation	20,277	10,747
	$100,656	$96,333

Depreciation expense, including capitalized lease amortization was approximately $9.9 million for the year ended December 31, 2012, $7.8 million for the year ended December 31, 2011, $3.7 million for the six months ended December 31, 2010 and $5.3 million for the six months ended June 30, 2010. Accumulated amortization on capitalized leases as of December 31, 2012 and 2011 is $.3 million and $.2 million, respectively.

In 2004, the FCC approved a spectrum allocation exchange between Sprint Nextel Corporation (“Nextel”) and public safety entities to eliminate interference being caused to public safety radio licenses by Nextel’s operations. This transaction began on a market-by- market basis beginning in the third quarter of 2007 and the exchange was completed in early 2010. The equipment that the Company received under this arrangement is recorded at its estimate fair value and depreciated over estimated useful lives ranging from 5 to 15 years. Management’s determination of fair market value is derived from the most recent prices paid to manufacturers and vendors for the specific equipment acquired. As equipment is exchanged, the Company recorded a gain to the extent that the fair market value of the equipment received exceeded the carrying value of the equipment relinquished. For the six months ended June 30, 2010, the Company recognized a gain of approximately $1.1 million, resulting from the receipt of new equipment and the retirement of the replaced equipment. As part of fresh-start reporting, this equipment was revalued as of the Effective Date as described herein.

Intangible Assets

Indefinite and definite lived intangible assets are as follows:

	2012			2011
(amounts in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Indefinite lived intangible assets
Broadcast licenses	$206,200	$-	$206,200	$191,500	$-	$191,500
Goodwill	51,886	-	51,886	51,521	-	51,521
Total indefinite lived intangible assets	$258,086	$-	$258,086	$243,021	$-	$243,021
Definite lived intangible assets
Network affiliations	$28,600	$(3,435)	$25,165	$27,400	$(2,055)	$25,345
Customer relationships	19,700	(11,812)	7,888	18,900	(7,087)	11,813
Total definite lived intangible assets	$48,300	$(15,247)	$33,053	$46,300	$(9,142)	$37,158

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Broadcast licenses and goodwill are reviewed annually for impairment or whenever an impairment indicator arises. The Company performs its annual impairment test as of October 31. Goodwill is tested for impairment at the reporting unit level, which is one level below or the same as an operating segment. The first step of the goodwill impairment test examines whether the book value of each of the Company’s reporting units exceeds its fair value. If the book value of the reporting unit exceeds its fair value, the second step of the test required the Company to then compare the implied fair value of that reporting units’ goodwill with the book value of its goodwill to determine the amount of the impairment charge, if any. For the years ended December 31, 2012 and 2011, and the periods ended December 31, 2010 and June 30, 2010, no impairment charges were recorded.

For the purposes of the annual goodwill impairment test, the Company uses an income approach to determine the fair value of each reporting unit based on the present value of future cash flows, or discounted cash flow. For the 2012 goodwill impairment test, the Company used a discount rate of 10.0% and long term growth rates of 2% to determine the present value of the reporting units. The Company considered but did not use a Market Comparable Method, however, market multiples were evaluated to assess the reasonableness of the income approach.

The Company tests the broadcast licenses for impairment on a station-by-station basis by comparing the carrying value of the broadcast licenses with their fair values using a “Greenfield” income approach. Under this approach, the broadcast license is valued by analyzing the estimated after-tax discounted future cash flows of the station. The assumptions used in the discounted cash flow models include: (a) forecasted revenue growth rates for each geographic market in which the station operates; (b) market share and profit margin of an average station within a market; (c) estimated capital start-up costs and losses incurred during the early years; (d) risk-adjusted discount rate; and (e) expected growth rates in perpetuity to estimate terminal values. The Company determined the discount rates using a weighted average cost of capital model. The base discount rate is not specific to the Company or to the stations but is based upon a rate that would be expected by a typical market participant. The Company used a discount rate of 10.0% and long term growth rates of 2%. If the carrying amount of the FCC license is greater than its estimated fair value, the carrying amount of the FCC license is written down to its estimated fair value.

Definite lived intangible assets primarily include advertiser and network affiliate relationships. These assets are being amortized in relation to the economic benefits of such assets over the total estimated useful life. Network affiliation relationships are amortized over 20 years and other definite lived intangible assets are amortized over a period of 4 to 6 years.

As part of an ongoing review of the valuation and amortization of other intangible assets of the Company and its subsidiaries, management assesses the carrying value of definite lived intangible assets if facts and circumstances suggest that there may be impairment. If this review indicates that definite lived intangible assets will not be recoverable as determined by an undiscounted cash flow analysis of the operating assets over the remaining amortization period, their respective carrying values would be reduced to their estimated fair value. As a result of the Adam Young shutdown as discussed in Note 1, the Company wrote off the unamortized balance of the intangible asset associated with the Winston Agreement of $1.0 million as of December 31, 2011. There were no impairments of definite lived intangible assets for the year ended December 31, 2012 or during the six months ended December 31, 2010 or June 30, 2010.

Aggregate amortization expense for each of the years ended December 31, 2012 and December 31, 2011 was $6.1 million. Amortization expense for the periods ended December 31, 2010 and June 30, 2010 was $3.1 million and $1.5 million, respectively. The Company expects its aggregate annual amortization expense for existing intangible assets subject to amortization for each of the years, 2013 through 2017 to be as follows:

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

(amounts in thousands)
	2013	2014	2015	2016	2017	Thereafter
	6,315	3,952	1,590	1,590	1,583	18,022

Deferred Charges

Deferred charges at December 31, 2012 and 2011 are included in Other Assets, net on the consolidated balance sheet and consist of the following:

(amounts in thousands)	2012	2011

Debt issuance costs	$1,343	$1,045
Less: Accumulated amortization	(218)	(9)
	$1,125	$1,036

Debt issuance costs are deferred when funded and are amortized over the term of the related debt and included in interest expense.

On the Effective Date, the Company adjusted the debt issuance costs associated with the Predecessor’s senior credit facility (Refer to Note 6), resulting in a charge of $2.4 million, which was classified as Reorganization items, net in the Consolidated Statement of Comprehensive Income for the period ended June 30, 2010. The Company capitalized debt issuance costs associated with the Emergence Term Loan of approximately $0.6 million.

In connection with the pay-down of the $75.0 million Emergence Term Loan with the proceeds of the $175.0 million Credit Facility (further described in Note 6), the Company expensed the remaining debt issuance costs and debt discount associated with the Emergence Term Loan of approximately $0.7 million and recorded it as a component of the loss on extinguishment of debt for the year ended December 31, 2011.

In December 2011, the Company capitalized approximately $1.0 million of fees associated with the new $175.0 Credit Facility which is amortized over the term of the related debt and included as a component of interest expense.

In December 2012, the Company capitalized approximately $0.3 million of fees associated with the $22.0 million WXXA Credit Facility which is amortized over the term of the related debt and included as a component of interest expense. See Note 6 for more information.

Accrued Expenses

Accrued expenses consist of the following as of:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
(amounts in thousands)
Accrued management and consulting fees	$9,862	$245
Network compensation accrued payment	4,131	-
Other accrued expenses	7,581	6,877
	$21,574	$7,122

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Accrued Salaries and Wages

Accrued salaries and wages consist of the following as of:

	Year Ended	Year Ended
	December 31,	December 31,
	2012	2011
(amounts in thousands)
Accrued bonuses	$2,821	$822
Other accrued salaries and wages	3,325	4,005
	$6,146	$4,827

Revenue Recognition

Substantially all of the Company’s net operating revenue is comprised of gross revenue from the sale of advertising time on its television stations less agency commissions. Advertising revenue represented approximately 84% and 88% of total revenues for the years ended December 31, 2012 and December 31, 2011, respectively. Advertising revenue represented approximately 94% and 91% of total revenues for the six month periods ended December 31, 2010 and June 30, 2010, respectively.

Advertising Revenues

Advertising revenues are recognized net of agency commissions and in the period in which the commercial is broadcast.

Other Revenue

The Company generates revenue from other sources, which include commercial production, internet sales, trade shows and tower space rental income. Also included in other revenue is retransmission consent revenue, whereby the Company receives consideration from certain satellite and cable providers in return for the Company’s consent to the retransmission of the signals of the Company’s television stations. Retransmission consent revenue is recognized on a per subscriber basis in accordance with the terms of each contract.

Barter Arrangements

The Company, in the ordinary course of business, provides advertising airtime to certain customers in exchange for products or services. Barter transactions are recorded on the basis of the estimated fair market value of the advertising spots to be delivered. Revenue is recognized as the related advertising is broadcast and expenses are recognized when the merchandise or services are consumed or utilized. The Company has entered into barter agreements with program syndicators for television programs with an estimated fair market value, recorded as assets and liabilities of $1.9 million and $1.7 million for the year ended December 31, 2012 and December 31, 2011, respectively. Barter revenue programming transactions amounted to approximately $2.7 million and $2.6 million for the years ended December 31, 2012 and December 31, 2011, respectively. Barter revenue programming transactions amounted to approximately $1.1 million and $0.9 million for the six month periods ended December 31 2010 and June 30, 2010, respectively.

Network Compensation

Five of the Company’s twelve stations are affiliated with ABC, four are affiliated with CBS, one is affiliated with NBC, one is affiliated with FOX, and one is affiliated with MyNetworkTV. Network compensation is determined based on the contractual arrangements with the Company’s affiliates and is recognized within operating expenses over the term of the arrangement. Network compensation amounted to $8.9 million and $3.1 million for the years ended December 31, 2012 and 2011, respectively. Network compensation was approximately $1.2 million and $2.7 million for the six month periods ended December 31 2010 and June 30, 2010, respectively.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return, and combined and separate state tax returns as appropriate. In addition, partnership returns are filed for its three partnerships. Since the partners are all participants in the consolidation, all partnership income or losses are ultimately included in the consolidated federal income tax return.

The Company accounts for income taxes under the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and tax basis of assets and liabilities. A valuation allowance is applied against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that each uncertain tax position will be examined by the relevant taxing authority that has full knowledge of all relevant information. The Company recognizes interest and penalties relating to income taxes within income tax expense.

Accumulated Other Comprehensive Loss

Other comprehensive loss for the years ended December 31, 2012 and December 31, 2011 was approximately ($0.5) million and ($1.2), respectively. Other comprehensive income (loss) for the six month periods ended December 31, 2010 and June 30, 2010 was approximately $0.7 million and $(2.0) million, respectively. Other comprehensive (loss) income for all periods presented consists of the unrecognized actuarial (loss) income on the pension plan (see Consolidated Statements of Stockholders’ Equity).

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash, short-term investments, accounts receivable, accounts payable and accrued liabilities approximate their fair value. See Note 6 for fair value of long-term debt.

Impact of Recently Issued Accounting Standards

Fair Value Measurements

During the year ended December 31, 2012, the Company adopted the Financial Accounting Standards Board's ("FASB") amended guidance which clarifies the FASB's intent about the application of existing fair value measurement requirements and changes certain principles and requirements for measuring fair value and for disclosing information about fair value measurements. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

Statement of Comprehensive Income

In June 2011, the FASB issued a new accounting standard requiring most entities to present items of net income and other comprehensive income either in one continuous statement — referred to as the statement of comprehensive income — or in two separate, but consecutive, statements of net income and comprehensive income.  The update does not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income.  The new standard included a requirement to present reclassification adjustments out of accumulated other comprehensive income by component on the face of the financial statements. The new standard is effective for fiscal years ending after December 15, 2012 and was adopted by the Company on a retrospective basis in 2012.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Revenue Arrangements with Multiple Deliverables

On January 1, 2011, the Company adopted revised FASB guidance on revenue arrangements with multiple elements. This guidance allows the use of the Company's estimated selling prices as the value for deliverable elements under certain circumstances and eliminates the use of the residual method for allocation of deliverable elements. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Goodwill and Indefinite Lived Assets Impairment Testing

In September 2011, the Financial Accounting Standards Board (“FASB”) issued amended guidance on goodwill impairment testing. Under this guidance, the Company has the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If based on this assessment the Company determines it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. The adoption of this guidance which is effective for fiscal years beginning after December 15, 2011 did not have an effect on the Company’s consolidated financial statements, as the Company did not elect to perform a qualitative assessment.

Fair Value Hierarchy Disclosures

In January 2010, the FASB issued authoritative guidance which requires additional disclosures about transfers between Levels 1 and 2 of the fair value hierarchy and disclosures about purchases, sales, issuance and settlements in the roll forward of activity on Level 3 fair value measurements. This guidance was effective for the Company January 1, 2010, except for the Level 3 activity disclosures, which was effective for fiscal years beginning after December 15, 2010. The adoption of this guidance, which is related to disclosure only, did not have a material impact on the Company’s financial position or results of operations.

Accumulated Other Comprehensive Income

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. We do not expect the adoption of this guidance to have a material impact on our consolidated financial statements.

In July 2012, the FASB issued Accounting Standards Update No. 2012-03, Intangibles – Goodwill and Other (Topic 350):  Testing Indefinitely-Lived Intangible Assets for Impairment.  This update allows the option of assessing qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired.  An entity is required to perform quantitative tests only in those cases where it is more likely than not that the indefinite-lived intangible asset is impaired.  The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  The Company does not expect the adoption of this standard to have a material impact on its consolidated results of operations and financial condition.

Reclassifications

Certain prior year balances have been reclassified to conform to the presentation adopted in the current fiscal year.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

4.         WXXA-TV LLC

Effective December 13, 2012, WXXA, a wholly-owned subsidiary of an unrelated party, Shield Media LLC. (“Shield Media”), entered into an asset purchase agreement to purchase certain assets (including the FCC license) of the WXXA television station in Albany, NY, from Newport Television LLC ("Newport"). Concurrent with this agreement, the Company entered into a joint sales agreements ("JSA") and a shared services agreements ("SSA") to provide certain non-programming related sales, operational and administrative services to WXXA. The initial terms of the JSA and SSA are eight years from the commencement, and the agreements may be automatically renewed for successive 2 year renewal terms.  WXXA paid $19.5 million in cash to purchase the station assets which was financed through third party financing which was jointly guaranteed by the Company and Shield Media. See Note 6 for more information.

The Company has determined that WXXA is a VIE and that based on the terms of the JSA and SSA and the guarantee of WXXA's debt, it is the primary beneficiary of the variable interests since the Company has the power to direct the activities which significantly impact the economic performance of the VIE through the sales and other services provided (subject to approval by WXXA), and the Company absorbs losses that would be considered significant to WXXA.  As a result of this determination, the financial results of WXXA since December 13, 2012 have been consolidated by the Company in accordance with the VIE accounting guidance.

Under the variable interest entity accounting guidance, the business combinations standard is the applicable guidance for initial measurement of the assets and liabilities of the consolidated VIE. As such, under the acquisition method of accounting, the results of WXXA have been included in the financial statements of the Company beginning December 13, 2012. The initial purchase price of $19.5 million has been allocated to the acquired assets and assumed liabilities based on estimated fair values. The initial allocated fair value of acquired assets and assumed liabilities, which represents the assets and liabilities of the VIE, is summarized as follows:

Year Ended
December 31,
2012
(amounts in thousands)
Programming asset	$820
Programming liability	(1,182)
Property and equipment	2,738
Broadcast Licenses	14,700
Definite-lived intangible assets	2,000
Goodwill	364
Other assets	60
Total	$19,500

The preliminary allocation presented above is based upon management’s estimate of the fair values using valuation techniques including income, cost and market approaches.  In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates.

The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $1.2 million and advertiser relationships of $0.8 million. These intangible assets will be amortized over the estimated remaining useful lives of 20 years for network affiliations and 5 years for the advertiser relationships.

Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives.

Acquired program license rights will be amortized to operating expense over the estimated broadcast period in an amount equal to the relative benefit that is expected to be derived from the airing of the program, or on a straight line basis over the life of the program where the expected useful life is one year or less.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets and liabilities acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships, as well as expected future synergies.

The results of operations for the year ended December 31, 2012 include the results of WXXA station since December 13, 2012. Net broadcast revenues and operating income of WXXA included in our consolidated statements of comprehensive income, were $0.5 million and less than $0.1 million for the year ended December 31, 2012, respectively.

There were no assets and liabilities of WXXA in the consolidated balance sheet as of December 31, 2011. The carrying amounts and classification of the assets and liabilities of WXXA which have been included in our consolidated balance sheet as of December 31, 2012 were as follows (in thousands):

Year Ended December 31,
(amounts in thousands, except per share data)	2012

Assets
Current assets
Cash and cash equivalents	$1,589
Trade accounts receivable, less allowance for doubtful accounts of $0K in 2012	493
Current portion of program license rights	557
Current deferred tax asset	-
Prepaid expenses and other current assets	1,983
Total current assets	4,622
Property and equipment, net	2,726
Program license rights, excluding current portion	227
Equity investments	-
Deferred tax asset long term	-
Broadcast licenses	14,700
Goodwill	364
Definite lived intangible assets, net	1,991
Other assets, net	304
Total assets	$24,934
Liabilities
Current liabilities
Trade accounts payable	$278
Accrued salaries and wages	-
Accrued expenses	2,054
Current installments of program license liability	721
Current installments of long-term debt	-
Current installments of obligation under capital leases	-
Total current liabilities	3,053
Deferred tax liability and other long-term tax liabilities	-
Long-term debt	21,427
Obligations under capital leases, excluding current installments	-
Other liabilities	410
Total liabilities	$24,890

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

5.             Program License Liability

Unpaid program license liabilities totaled $1.2 million and less than $0.1 million as of December 31, 2012 and 2011 respectively, of which $0.4 million and $0 were payable in greater than one year and included in other liabilities. The obligation for programming that has been contracted for, but not recorded in the accompanying balance sheet because the program rights were not currently available for airing, aggregated approximately $15.1 million at December 31, 2012 and $20.7 million at December 31, 2011.

6.             Debt

Debt at December 31, 2012 and 2011 consisted of the following:

(amounts in thousands)	2012	2011

Senior Credit Facility	$135,000	$85,000
WXXA-TV Senior Credit Facility	22,000	-
Debt discount	(3,802)	(3,711)
Total Debt	153,198	81,289

Less:
Schedule current maturities	(17,200)	(8,500)
Long-Term debt excluding current installments	135,998	72,789

Senior Credit Facility

On December 13, 2011, Company entered into a $175.0 million senior credit facility (“Senior Credit Facility”), which provides for a $150.0 million term loan (“Senior Term Loan”) and a $25.0 million revolving credit facility (“Senior Revolving Credit Facility” or “Revolver”). The Senior Term Loan was available in up to three draws. On December 13, 2011, $85.0M of the Senior Term Loan was borrowed. As of December 31, 2011, two additional draws totaling up to $65.0M were available to be drawn prior to June 13, 2012. Approximately $76.5 million of the proceeds of the Senior Term Loan were used to pay the Emergence Term Loan (plus related interest and fees) and another $4.2 million was used to repay the 2010 Revolving Loan. As of December 31, 2011, the Company paid a commitment fee at the rate of 1.0% per annum on the unused available commitments to advance the Senior Term Loan and a commitment fee of and 0.5% per annum on the unused available commitments to advance the Senior Revolving Credit Facility. The Company capitalized approximately $1.0 million of fees associated with the new Senior Credit Facility.

On February 23, 2012, the Company drew down $65.0 million, from the Senior Term Loan to partially fund the February 2012 tender offer (See Note 7). The Senior Credit Facility required quarterly principal payments of approximately $3.8 million commencing with the quarter ended March 31, 2012, which payments are subject to scheduled increases.  Any remaining balance will be due at maturity of the term loan.  The Senior Term Loan and Senior Revolving Credit Facility will mature on December 13, 2016.  As of December 31, 2012, the Senior Term Loan was fully drawn and the full $25.0 million was available under the Senior Revolving Credit Facility.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

The Senior Credit Facility has a variable interest rate of either LIBOR or Base rate plus applicable. The Senior Credit Facility contains covenants related to the satisfaction of financial tests.  The consolidated debt to EBITDA ratio was required to be less than 3.75 to 1.00 through the quarter ended December 31, 2012.  After that date the ratio ranges from 3.50 to 1.00 to 3.00 to 1.00. The consolidated interest expense to EBITDA ratio was required to be at a minimum of 3.00 to 1.00 through the quarter ended December 31, 2012. Capital expenditures were not to exceed $16.5 million for the year ended December 31, 2012. In subsequent years, the Company is permitted to spend a maximum of $11.5 million for 2013 and $10.0 million for 2014 and beyond. The Company was in compliance with all covenants associated with the Senior Credit Facility throughout 2012 and 2011.

As of December 31, 2012, the London Interbank Offered Rate (“LIBOR”) and the base rate, which is generally equal to the lender’s prime rate, applicable to our outstanding balance was 0.25% and 3.75%, respectively.   The interest was based on base plus the applicable rate for an interest rate of 4.0%.  As of December 31, 2012 the LIBOR rate was 0.22% plus a spread of 3.75% for an all-in rate of 3.97%. The applicable base rate was 3.25% plus a spread of 2.75% for an all-in rate of 6.00%. As of December 31, 2012, there were no outstanding amounts under the Revolver. Therefore a 0.50% commitment fee is based on the amount of the undrawn $25.0 million revolver commitment applied. For the years ended December 31, 2012 and 2011, interest expense related to the Senior Credit Facility was approximately $6.5 million and $0.3 million, respectively.

As of December 31, 2012 and 2011, the fair value of the Senior Credit Facility approximated the principal value of $150.0 million and $85.0 million respectively.

On July 26, 2012, the Company entered into the First Amendment to its December 11, 2011 Senior Credit Facility.  This amendment provided the Company the ability to enter into a financial relationship with its shared services partner, WXXA-TV, LLC.  WXXA had recently announced its intention to purchase the assets of WXXA-TV from Newport Television and Young, as the shared services provider was guaranteeing WXXA’s $22.0 million loan.  The amendment also would provide for future transactions of this nature, subject to certain limitations set forth in the amended Credit Agreement.

On November 29, 2012, the Company entered into the Second Amendment to its December 11, 2011 Senior Credit Facility.  This amendment provided the Company the ability to fund the tender offer to purchase 6,250 outstanding securities at a total price of $25.0 million (See Note 7).

Swap

On March 13, 2012, the Company entered into a swap agreement which hedged $75 million or 50% of its debt. The Company currently uses a mark to market approach to value the swap. At December 31, 2012, the Company recorded an expense of $.4 million related to this swap arrangement within other income/expense of the consolidated statements of comprehensive income.

           WXXA-TV LLC Credit Facility

WXXA, a consolidated VIE, entered into a $22.0 million credit agreement (“WXXA Credit Facility”) with a third party on December 13, 2012 in order to fund the purchase of the assets of a television station in Albany, N.Y. (See Note 4). The WXXA Credit Facility matures on December 13, 2016 and bears interest of 4.97%. The Company irrevocably and unconditionally guaranteed the debt of WXXA on a joint and several basis with Shield Media, LLC., the immediate parent of WXXA.

As of December 31, 2012, the outstanding principal amount of the debt was $22.0 million. For the year ended December 31, 2012, the interest expense relating to the WXXA facility was $0.1 million and the interest rate was 3.67%.

Debt Discount

In connection with the Senior Credit Facility the Company paid approximately $3.7 million of fees to the creditor, which has been recorded as a debt discount for the year ended December 31, 2011 and will be amortized over the term of the Senior Credit Facility. As discussed in Note 3, the Company expensed the remaining debt discount associated with the Emergence Term Loan and the 2010 Revolving Credit Facility, net of accumulated amortization, and recorded it as a loss on extinguishment of debt for the year ended December 31, 2011.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

In connection with the closing of the First and Second Amendments to the Senior Credit Facility and the WXXA Credit Agreement, the Company paid approximately $0.8 million of fees to the creditor, which have been recorded as a debt discount for the year ended December 31, 2012 and will be amortized over the term of the Senior Credit Facility.

Emergence Term Loan

On the Effective Date, debt outstanding under the Predecessor’s senior credit facility was converted into a new term loan with New Young as the borrower (the “Emergence Term Loan”). During 2011, the Emergence Term Loan of $75.0 million was paid in full and therefore had no balance outstanding as of December 31, 2011. The Emergence Term Loan had a variable interest rate of LIBOR plus a margin of 5.00% and a LIBOR floor of 3.0%. Interest expense related to the Emergence Term Loan for the year ended December 31, 2011 and the six months ended December 31, 2010, was $6.6 and $3.2 million, respectively.

Risk factors related to ability to repay debt

Young conducts its operations through its direct subsidiary, Young Broadcasting, LLC (“Young Broadcasting”) and its other indirect subsidiaries, which guarantee Young Broadcasting’s debt, jointly and severally, fully and unconditionally. As a holding company, Young does not own any significant assets other than the equity in its subsidiaries and is dependent upon the cash flow of its subsidiaries to meet its obligations. Accordingly, Young Broadcasting’s ability to make interest and principal payments when due is dependent upon the receipt of sufficient funds from its subsidiaries, which may be restricted by the terms of existing and future senior secured indebtedness of its subsidiaries, including the terms of existing and future guarantees of indebtedness given by its subsidiaries.

7.         Stockholders’ Equity

Predecessor

Common Stock

The Predecessor’s stockholders’ equity consisted of three classes of common stock designated Class A, Class B and Class C that were substantially identical except for voting rights. The holders of Class A were entitled to one vote per share. Holders of Class B were entitled to 10 votes per share. Holders of Class C were not entitled to vote. Except as set forth in the Predecessor’s Restated Certificate of Incorporation, holders of all classes of common stock entitled to vote will voted together as a single class. Holders of Class C had the ability at any time to convert their shares into the same number of shares of Class A.

Ownership of Class B was restricted to members of management and by, or in trust for, family members of management (“Management Group”). In the event that any shares of Class B held by a member of the Management Group were transferred outside of the Management Group, such shares automatically convert into shares of Class A.

The terms of the Predecessor senior credit facility and the indentures relating to the senior subordinated notes (collectively the “Indentures”) restricted the Predecessor’s ability to pay cash dividends on its common stock. Under the Indentures, the Predecessor was not permitted to pay any dividends on its common stock unless at the time of, and immediately after giving effect to the dividend, no default would result under the Indentures and the Predecessor would have the ability to incur indebtedness. In addition, under the Indentures, dividends could not exceed an amount equal to the Predecessor’s cash flow less a multiple of the Predecessor interest expense, plus the net proceeds of the sale by the Predecessor of additional capital stock.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

In connection with the Company’s reorganization and emergence from Chapter 11, all of the issued and outstanding the Predecessor common stock, including stock options and restricted and deferred stock, were canceled upon the Effective Date pursuant to the Plan.

Tender Offers

On January 19, 2012 the Company announced an offer to purchase for cash up to an aggregate of 36,364 securities consisting of Class A Common Stock and Class B Common Stock at a purchase price of $3,300 per share and Warrants to purchase Class A Common Stock at a purchase price of $3,300 per warrant (less the exercise price of the warrant) for an aggregate purchase price of $120.0 million.  The tender closed on February 16, 2012 with virtually full participation across the shareholder group as 99.6% of the outstanding securities were submitted for tender.  Total outstanding securities pre-tender were 125,001 consisting of 72,627 Class A shares, 2,011 Class B shares and 50,363 Lender Warrants.  Post tender there were 88,637 total outstanding securities consisting of 51,448 Class A shares, 1,423 Class B shares and 35,766 Lender Warrants.  The $120.0 million was funded by a $65.0 million draw on the remaining funds available under the Senior Term Loan and $55.0 million from cash.

On November 20, 2012 the Company announced an offer to purchase for cash up to an aggregate of 6,250 securities consisting of Class A Common Stock and Class B Common Stock at a purchase price of $4,000 per share and Warrants to purchase Class A Common Stock at a purchase price of $4,000 per warrant (less the exercise price of the warrant) for an aggregate purchase price of $25.0 million.  The tender closed on December 19, 2012 with a similar high level of participation across the shareholder group as 91.0% of the outstanding securities were submitted for tender.  Total outstanding securities pre-tender were 88,637 consisting of 70,318 Class A shares and 18,319 Lender Warrants.  Post tender there were 82,387 total outstanding securities consisting of 65,428 Class A shares and 16,959 Lender Warrants.  The $25.0 million was fully funded from cash.

Common Stock

The company is 100% owned by New Young. New Young has the authority to issue 1,000,000 shares, consisting of 500,000 shares of Class A common stock, par value $0.01 per share (“Class A Common”), and 500,000 shares of Class B nonvoting common stock, par value $0.01 per share (“Class B Common” and, together with the Class A Common, the “Common Stock”). The two classes are substantially identical except for voting rights.

Lender Warrant Agreement

On the Effective Date, New Young issued lender warrants (“Lender Warrants”) to certain holders of the pre-petition lender claims pursuant to the Lender Warrant Agreement, dated June 24, 2010, as amended. The Lender Warrants are exercisable, at an exercise price of $0.01 per share, on a one-for-one basis for shares of Class A Common, at any point through December 24, 2024. The exercise of the Lender Warrants is subject to the restrictions of the Federal Communications Act, as amended, including (x) foreign ownership and voting interest restrictions and (y) multiple or cross ownership restrictions. The fair-value of the Lender Warrants was included in additional-paid-in-capital on the Effective Date.

Dividends

The Equityholders Agreement to which New Young and its equity holders are a party (the “Equityholders Agreement”) prohibits the payment of any dividend to holders of Common Stock until such time as all of the Lender Warrants have been exercised (or could be exercised without causing a violation of the Federal Communications Laws.)

Outstanding Equity Securities

As of December 31, 2012, there are 82,387 equity interests of the Company issued and outstanding. Such equity interests consist of 65,428 shares of Class A Common, and 16,959 Lender Warrants. As of December 31, 2011, there were 125,001 equity interests of the Company issued and outstanding. Such equity interests consisted of 72,627 shares of Class A Common, 2,011 shares of Class B Common and 50,363 Lender Warrants. On April 26, 2012 one of the pre-petition lenders exercised 3,750 warrants, at an exercise price of $0.01 per share. On November 19, 2012 the same pre-petition lender exercised 13,697 warrants, at an exercise price of $0.01 per share. On November 19, 2012 a lender converted 1,423 shares of Class B common stock into class A common stock.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Predecessor

2004 Equity Incentive Plan

Non-vested shares of the Predecessor’s common stock were generally granted under the 2004 Equity Incentive Plan. However, pursuant to the Plan, the 2004 Equity Incentive Plan was terminated as of the Effective Date and all share-based payments previously granted there under were canceled as of the Effective Date. The Predecessor issued no share-based payments during the six months ended June 30, 2010.

For the six months ended June 30, 2010, the Company recorded noncash compensation expense in connection with the prior period issuance of the restricted shares and deferred stock units of approximately $0.6 million.

As of the Effective Date, all restricted shares and deferred stock units were canceled.

Changes in stock options for the years ended December 31, 2011 and 2010 are summarized below:

		Weighted
	Stock Options	Average
	Outstanding	Exercise Price
Predecessor
Outstanding at December 31, 2009	116,875	$20.71
Granted	-	-
Exercised	-	-
Forfeited	(5,000)	20.44
Outstanding at June 30, 2010	111,875	$20.72

Predecessor
Outstanding at June 30, 2010	111,875	$20.72
Cancelled	(111,875)	(20.72)
Outstanding at December 31, 2010	-	-
Cancelled	-	-
Outstanding at December 31, 2011	-	$-

8.      Income Taxes

The total tax provision (benefit), recorded for the years ended December 31, 2012 and December 31, 2011 and the six month periods ended December 31, 2010 and June 30, 2010 are as follows:

 New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

			Successor	Predecessor
			Six Months	Six
	Year Ended	Year Ended	Ended	Months Ended
	December 31,	December 31,	December 31,	June 30,
(amounts in thousands)	2012	2011	2010	2010

Federal
Current	$383	$-	$-	$-
Deferred	18,845	(81,640)	171	273
	19,228	(81,640)	171	273
State
Current	1,293	132	(583)	134
Deferred	(141)	(9,531)	46	73
	1,152	(9,399)	(537)	207
	$20,380	$(91,039)	$(366)	$480

The reconciliation of income taxes, all related to continuing operations, computed at U.S. federal statutory rates to income tax expense (benefit) for the years ended December 31, 2012 and December 31, 2011 and the periods ended December 31, 2010 and June 30, 2010 is as follows (in thousands):

			Successor	Predecessor
			Six Months	Six
	Year Ended	Year Ended	Ended	Months Ended
	December 31,	December 31,	December 31,	June 30,
(amounts in thousands)	2012	2011	2010	2010

Expense at federal statutory rate (35%)	$19,720	$3,893	$5,154	$213,499
State and local provision/(benefit)	2,944	98	54	134
Indefinite lived intangible assets	-	-	218	346
Change in rate differential	(2,722)	3,049	-	-
NOL adjustments	694	(1,638)	-	-
Exclusion on taxes of WXXA income	(15)	-	-	-
State tax reserves	1	(18)	(638)	-
Losses with no benefit/(utilization)	-	(95,016)	(6,378)	(2,552)
Reorganization items and fresh start adjustments	-	462	1,224	(210,947)
Blackhole cancellation of debt benefit	-	(2,013)	-	-
Other	(242)	144	-	-
Total tax	$20,380	$(91,039)	$(366)	$480

The Company assessed the need for a valuation allowance in accordance with ASC 740, which requires that a company reduce its deferred tax assets by a valuation allowance if, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. ASC 740 specifies that all available evidence, both positive and negative, should be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. As a result of the analysis performed for 2011, the Company determined that a valuation allowance is no longer required.

The Company's framework for assessing the recoverability of deferred tax assets weighs the sustainability of recent operating profitability and the predictability of future operating profitability. During 2011, the Company experienced significant favorable developments including a return to sustainable operating profits within its primary operations. In order to demonstrate the predictability and sufficiency of future operating profitability, the Company considered its forecasts of future income using comparisons to historical results. The Company also considered sufficiency of future taxable income necessary to support the realizability of the NOLs. As of December 31, 2011, the positive evidence outweighed the historical negative evidence regarding the likelihood that the deferred tax assets will be realized, resulting in a net valuation allowance release in the amount of approximately $95.0 million.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Generally, the discharge of a debt obligation for an amount less than the adjusted issue price creates cancellation of indebtedness income (“CODI”), which must be included in the Company’s taxable income. However, recognition of CODI is limited for a taxpayer that is a debtor in a reorganization case if the discharge is granted by the Bankruptcy Court or pursuant to a plan of reorganization approved by the Bankruptcy Court. The Plan enabled the Predecessor to qualify for this bankruptcy exclusion rule and exclude substantially all of the gain on the settlement of debt obligations from taxable income.

The financial results of WXXA are consolidated by the Company in accordance with the VIE accounting guidance. However, the Company does not reflect a tax provision for WXXA's income in its financial results since WXXA's tax liability will flow through to an unrelated party, Shield Media, LLC, a single-member LLC owned by an individual.

Significant components of the Company's deferred tax assets/ (liabilities) as of December 31, 2012 and 2011 are as follows (in thousands):

	2012	2011
(amounts in thousands)

Deferred tax assets (liabilities)
Intangibles–definite lived	$(12,683)	$(15,866)
Intangibles–indefinite lived	(32,909)	(15,406)
Net operating loss carryforwards	87,770	94,380
Property and equipment	(19,792)	(20,914)
Cancellation of debt income	-	-
Land	(7,980)	(8,346)
Minimum Tax Credit Carryforwards	383	-
Other	(564)	(1,256)
Net deferred tax assets	$14,225	$32,592

Included in accumulated other comprehensive income for the years ended December 31, 2012 and December 31, 2011 are deferred tax assets/(liabilities) of approximately $0.7 million and $0.4 million, respectively, relating to the Company's pension liability. For the periods ending December 31, 2010 and June 30, 2010, $(0.3) million and $.0 million, respectively, are included in accumulated other comprehensive income relating to the Company's pension liability.

At December 31, 2012, the Company projects federal NOL carryforwards available to reduce future federal taxable income in the amount of approximately $226 million ($79.1 million tax effected). At December 31, 2012, the Company projects state NOL carryforwards available to reduce future state taxable income in the amount of approximately $8.6 million (tax effected). These federal and state NOLs that survived attribute reduction will expire at various dates through 2032.

Pursuant to Section 382 of the Internal Revenue Code, the Company underwent an ownership change for tax purposes (i.e., a more than 50% change in stock ownership) on the July 1, 2010 emergence date. As a result, the use of any of the Company's federal $217 million NOL carryforwards and tax credits generated prior to the ownership change will be subject to an annual limitation of approximately $11.1 million.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

The Company is required to determine whether it had a net unrealized built-in gain (NUBIG) or net unrealized built-in loss (NUBIL) at the 2010 emergence date. The Company determined that it had a NUBIG at the time of the 2010 emergence date. However, pursuant to Section 382(h) of the Internal Revenue Code, the Company is unable to increase its Section 382 limitation for this NUBIG.

In addition, the Company underwent another ownership change for tax purposes on July 14, 2011. As a result of this second ownership change, losses generated from January 1, 2011 through July 14, 2011 will be subject to an annual limitation of approximately $12 million.

As of December 31, 2012, the Company's unrecognized tax benefits totaled approximately $24,000 including interest, all of which, if recognized, would affect the effective tax rate in future periods.

The table below represents a reconciliation between the beginning and ending balances of the total amount of gross unrecognized tax benefits exclusive of interest and penalties for the years ended December 31, 2012 and December 31, 2011:

	Year Ended	Year Ended
	December 31,	December 31,
(amounts in thousands)	2012	2011

Beginning balance - Unrecognized tax benefits	$16	$34
Increases in tax positions for prior years	-	-
Decrease in tax positions for prior years	-	(18)
Increases in tax positions for current year	-	-
Decreases related to settlements with taxing authorities	-	-
Decrease from lapse of applicable statute of limitations	-	-
Ending balance - Unrecognized tax benefits	$16	$16

Interest and penalties related to income tax liabilities are included in income tax expense and approximated ($1,300) and ($1,200) for the years ended December 31, 2012 and December 31, 2011, respectively. Interest and penalties related to income tax liabilities approximated $1,200 and $0 for the six month periods ended December 31, 2010 and June 30, 2010, respectively. The Company had approximately $8,000 and $6,000 accrued at December 31, 2012 and December 31, 2011, respectively, for the payment of interest and penalties, which is included in the unrecognized tax benefit of $24,000 and $22,000 at December 31, 2012, December 31, 2011, respectively.

While the Company does not anticipate any significant changes to the amount of liabilities for unrecognized tax benefits within the next twelve months, there can be no assurance that the outcomes from any tax examinations will not have a significant impact on the amount of such liabilities, which could have an impact on the operating results or financial position of the Company.

With limited exceptions, the Company is no longer subject to U.S. federal, state and local income tax audits by taxing authorities for years through December 31, 2008.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

9. Employee Benefit Plans

Defined Contribution Plan

The Company sponsors a defined contribution plan, which provided retirement benefits for all eligible employees. Plan participants may make pretax contributions from their salaries up to 75% of their compensation but no more than the maximum dollar amount allowed by the Internal Revenue Code. The Company’s matching contribution is a dollar-for-dollar match for deferrals up to the first 3% of pay, plus one-half of the next 2% deferred (to a total maximum of 5% deferred), for a maximum match of 4%. Furthermore employer matching contributions are considered fully vested immediately when allocated to the participant accounts.

For each of the years ended December 31, 2012 and December 31, 2011, the Company incurred matching contributions of approximately $1.4 million. For each of the six month periods ended December 31, 2010 and June 30, 2010, the Company incurred matching contributions of approximately $0.7 million.

Defined Benefit Plan

The Company is required to recognize the over funded or underfunded status of a defined benefit postretirement plan as an asset or liability on the balance sheet. The funded status of a plan represents the difference between the fair value of plan assets and the related plan projected benefit obligation. Changes in the funded status should be recognized through comprehensive income in the year in which the changes occur.

In accordance with the Agreement to Amend and Extend the collective bargaining agreement between Young Broadcasting San Francisco, Inc and IBEW Local 45, dated August 8, 2005, the Company amended the KRON/IBEW Local 45 Pension Plan to freeze benefit accruals effective October 14, 2005. This defined benefit pension plan covers the IBEW Local 45 of KRON-TV employees. All accrued benefits under the defined benefit plan at the date of the freeze are preserved. However, commencing on October 15, 2005, there were no additional benefit accruals. All employees who have earned seven full years of vested service as of October 14, 2005, are 100% vested in the pension benefits earned. If an employee had not yet earned seven full years of vested service, they are considered partially vested and during their employment with the Company will continue to earn credit for years of service vested.

The Company uses a December 31 measurement date for the defined benefit plan. The defined benefit plan survived bankruptcy and as such the pension liability totaling $6.0 million and $5.9 million as of December 31, 2012 and 2011, respectively, has been recorded in other liabilities. The following table sets forth the funded status of the Company’s pension plan:

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

			Successor	Predecessor
			Six Months	Six
	Year Ended	Year Ended	Ended	Months Ended
	December 31,	December 31,	December 31,	June 30,
(amounts in thousands)	2012	2011	2010	2010

Accumulated benefit obligation	$14,941	$13,967	$12,913	$12,931
Changes in benefit obligations
Projected benefit obligation at beginning of period	$13,967	$12,913	$12,931	$11,355
Service cost	150	150	75	75
Interest cost	615	667	333	332
Actuarial loss	1,151	1,211	19	1,624
Benefits paid	(942)	(974)	$(445)	$(455)
Projected benefit obligation at end of period	14,941	13,967	$12,913	$12,931
Changes in plan assets
Fair value of plan assets at beginning of period	8,042	7,937	$6,204	$6,818
Actual return of plan assets, net of expenses paid	922	237	$949	$(159)
Employer contributions	938	842	$1,229	$-
Benefits paid	(942)	(974)	$(445)	$(455)
Fair value of plan assets at end of period	8,960	8,042	$7,937	$6,204
Funded status	$(5,981)	$(5,925)	$(4,976)	$(6,727)

Amounts recognized in the Consolidated Balance Sheet consist of:

	2012	2011
(amounts in thousands)

Pension liability - (non-current)	$5,981	$5,925
Actuarial loss (gain)	(1,668)	(850)

Amounts recognized in Accumulated Other Comprehensive Income consist of:

	2012	2011	2010
(amounts in thousands)
Actuarial loss/(gain)	$1,668	$850	(672)

Other changes in Plan Assets and Benefit Obligation recognized in Other Comprehensive Income consist of:

	2012	2011	2010
(amounts in thousands)
Actuarial loss/(gain)	$818	$1,522	(672)

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

The pension plan’s investment policy includes target allocation guidelines of 60% equity investments and 40% fixed income investments.

The pension plan seeks to maximize return within reasonable and prudent levels of risk. The overall long-term objective of the pension plan is to achieve a rate of return that exceeds the actuarially assumed rate of return. In the short term, the objective of the pension plan is to achieve a rate of return over three-year rolling periods that ranks in the top 40% of a universe of similarly managed portfolios and that outperforms a target index constructed using the following components and weights:

Weights	Component Index

60%	S&P 500 Index
40%	LB Intermediate Gov/Credit Bond Index

At December 31, 2012 and 2011, the pension plan assets were invested among the following asset categories based on fair value:

	2012	2011

Money market funds	3.0%	1.0%
Collective funds- fixed	37.0	38.0
Collective funds- equity	50.0	51.0
Mutual Funds - equity	10.0	10.0
	100.0%	100.0%

Under the investment guidelines, cash equivalent investments will be held as necessary to meet the liquidity needs of the pension plan. The pension plan’s cash should be invested in a well-diversified portfolio of high quality cash equivalent instruments or money market funds that use similar diversification and quality constraints.

The domestic equity portfolios will invest in well diversified portfolios of domestic common stocks, American Depository Receipts and issues convertible into common stock that trade on the major U.S. exchanges and in the over-the-counter market. The objective for the domestic equity securities is to achieve a rate of return over a three year period that ranks in the top 40% of a universe of similarly managed equity portfolios and outperforms the S&P 500 Index or a style specified benchmark, net of fees.

The investment grade fixed income portfolio should invest in a well diversified mix of debt instruments, including, domestic treasury, agency, mortgage backed, asset backed, corporate, cash equivalent, Euro-dollar, 144As, and Yankee issues. The portfolio is subject to certain limitations as follows: 1) no more than 5% of the portfolio at market should be invested in issues of a single issuer; 2) a portion of the nondollar denominated issues in aggregate should not exceed 10% of the total portfolio, at market and 3) no less than 80% of the portfolio should be of “investment grade” quality. The objective of the investment grade fixed income portfolio, including cash held in the portfolio is to achieve a rate of return over rolling three year periods that ranks in the top 40% of a universe of similarly managed fixed income portfolios and outperforms the Lehman Brothers Intermediate Government/Credit Bond Index, net of fees.

The pension plan’s managers may use derivative instruments, unless they would cause the plan to be leveraged in any way or be exposed to risks that it would not inherently encounter by investing in the securities allowed by the policy.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

The following table sets forth the Company’s pension plan assets categorized according to the three-level fair value hierarchy established by the Financial Accounting Standards Board, FASB, which prioritizes the inputs used in measuring fair value:

	At December 31, 2012
	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(amounts in thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Asset Classes
Money market funds	$247	$247	$-	$-
Collective funds – fixed	3,281	-	3,281	-
Collective funds – equity	4,532	-	4,532	-
Mutual funds – equity	900	900	-	-
Total assets	$8,960	$1,147	$7,813	$-

	At December 31, 2011
	Fair Value Measurements at Reporting Date Using
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
(amounts in thousands)	Total	(Level 1)	(Level 2)	(Level 3)

Asset Classes
Money market funds	$106	$106	$-	$-
Collective funds – fixed	3,055	-	3,055	-
Collective funds – equity	4,056	-	4,056	-
Mutual funds – equity	825	825	-	-
Total assets	$8,042	$931	$7,111	$-

Money market funds are carried at amortized cost which approximates fair value due to the short-term maturity of these investments. The fair value of investments in collective funds are determined using the Net Asset Value (“NAV”) provided by the administrator of the fund. The NAV is determined by each fund’s trustee based upon the fair value of the underlying assets owned by the fund, less liabilities, divided by the number of outstanding units. Investments in mutual funds-equity securities are reported at fair value based on quoted market prices on national security exchanges.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

The following components of net pension cost were as follows:

			Successor	Predecessor
			Six Months	Six
	Year Ended	Year Ended	Ended	Months Ended
	December 31,	December 31,	December 31,	June 30,
	2012	2011	2010	2010
(amounts in thousands)
Service cost	$150	$150	$75	$75
Interest cost	615	667	333	332
Expected return on plan assets	(588)	(548)	(259)	(312)
Amortization of net loss	-	-	-	130
Net periodic cost	$177	$269	$149	$225

The service cost attributable to service accruals has been eliminated due to the plan freeze.

The net periodic cost for 2013 is expected to be approximately $0.1 million. The estimated net transition (asset)/obligation, prior service cost/(credit) and actuarial (gain)/loss for the plan that will be amortized from accumulated other comprehensive income into net periodic benefit cost during the following fiscal year are as follows (amounts in thousands):

Net Transition (Asset)/Obligation	$-
Prior Service Cost/(Credit)	$-
Net Actuarial (Gain)/Loss	$22

The weighted average assumptions used to determine projected benefit obligations were as follows:

	2012	2011

Discount rate	3.85%	4.55%
Rate of compensation increase	N/A	N/A

The discount rate is determined using a yield curve approach. This methodology uses an index developed from a series of bonds of varying maturities and applies the yield curve of interest rates from this index to the benefits expected to be paid from the plan over time. Then a single weighted-average discount rate is derived from the information.

For the year ended December 31, 2011, the Company was required to select a new discount rate methodology due to the merger of the actuary. The prior yield curves used are being discontinued as a result of the merger. The Company chose the yield curves that mapped closest to the yield curves used in prior years.

The weighted average assumptions used to determine net periodic pension costs were as follows:

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

			Six Months	Six Months
	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	June 30,
	2012	2011	2010	2010

Discount rate	4.55%	5.30%	5.30%	6.00%
Expected long-term return on plan assets	7.50%	7.50%	7.50%	7.50%
Rate of compensation increase	N/A	N/A	N/A	N/A

Expected Return on Assets – Our expected rate of return is determined at the beginning of each year and considers asset class index returns over various market and economic conditions, current and expected market conditions, risk premiums associated with asset classes and long-term inflation rates. We determine both a short-term and long-term view and then select a long-term rate of return assumption that matches the duration of our liabilities.

A contribution of approximately $0.5 million to the benefit plan is expected in 2013.

The following table estimates future benefit payments over the next five years and in aggregate for the five years thereafter. These benefit payments reflect expected future employee services (amounts in thousands):

Years	Amount

2013	$771
2014	777
2015	808
2016	813
2017	827
2018 – 2022	4,373

10.      Commitments, Contingencies and Other

Capital Leases

The Company is obligated under various capital leases for certain broadcast equipment, office furniture, fixtures and other equipment that expire at various dates during the next three years. At December 31, 2012 and 2011, the net amount of property and equipment recorded under capital leases was $1.3 million and $1.3 million, respectively. Amortization of assets held under capital leases is included with depreciation and amortization of property and equipment.

Operating Leases

The Company has certain operating leases, primarily for administrative offices, broadcast equipment and vehicles that expire over the next five years. These leases generally contain renewal options for periods of up to five years and require the Company to pay all costs such as maintenance and insurance.

Future minimum lease payments under capital and operating leases (with initial or remaining lease terms in excess of one year) as of December 31, 2012 are as follows:

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

	Capital	Operating
(amounts in thousands)	Leases	Leases

Year Ending December 31,
2013	$115	$971
2014	88	667
2015	69	549
2016	58	502
2017	58	506
Thereafter	876	6,640
Total minimum lease payments	$1,264	$9,835

Rental expense under operating leases for each of the years ended December 31, 2012 and December 31, 2011 was approximately $1.3 million. Rental expense under operating leases for each of the six month periods ended December 31, 2010 and June 30, 2010 was approximately $1.0 million.

Gray Liability

The Company had a management agreement (the “Management Agreement”) with Gray Television, Inc. (“Gray”) the term of which expired on December 31, 2012. As part of the Management Agreement, if the Company was sold within the term thereof, then Gray would initially receive a portion of the aggregate sales price above a specified threshold. The Company had estimated the fair value of this liability to be $8.0 million. As of December 31, 2012 the Company was not sold and the liability was reversed against Other income/ (expense), on the Statement of Comprehensive Income.

Network Affiliation Agreements

Each of the Company’s stations is affiliated with its network pursuant to an affiliation agreement. The following chart provides details concerning the affiliation of our stations and the dates of expiration of the respective affiliation agreements.

Station	Network Affiliation	Expiration Date

WKRN-TV (Nashville, TN)	ABC	August 31, 2015
WTEN-TV (Albany, NY)	ABC	August 31, 2015
WRIC-TV (Richmond, VA)	ABC	August 31, 2015
WATE-TV (Knoxville, TN)	ABC	August 31, 2015
WBAY-TV (Green Bay, WI)	ABC	August 31, 2015
KWQC (Quad Cities)	NBC	January 1, 2015
WLNS (Lansing, MI)	CBS	September 30, 2017
KELO (Sioux Falls, SD)	CBS(1)	April 2, 2015
KCLO (Rapid City, SD)	CBS	April 2, 2015
KLFY (Lafayette, LA)	CBS	September 30, 2017
KRON (San Francisco, CA)	MyNetworkTV	September 30, 2014
WXXA-TV (Albany, NY)	FOX	December 31, 2017

(1)	The Company also operates a separate MyNetworkTV network station using its digital broadcast in Sioux Falls, South Dakota, under an affiliation agreement expiring September 30, 2014.

Executive Management Litigation

The Chapter 11 plan for the Predecessor, that was confirmed on May 10, 2010, provided that three senior officers of the Predecessor (the “Executives”) would receive new employment agreements in lieu of their pre-bankruptcy agreements.  In connection therewith, on June 15, 2010, the Predecessor filed a motion in its bankruptcy case to reject the Executives’ pre-bankruptcy employment agreements. On July 15, 2010, the Bankruptcy Court granted the Predecessor’s motion.  The Executives then each filed claims under the rejected employment agreements, one of which was subsequently withdrawn.  After a preliminary Bankruptcy Court hearing on the merits of the claims of the two Executives, the Company entered into a confidential settlement and release agreement with each of such Executives, who each then withdrew their respective claims. The total settlement amount of $0.3 million was paid out in March 2011.

New Young Broadcasting Holding Co., Inc.

Notes to Consolidated Financial Statements

Years Ended December 31, 2012 and 2011 the Six Months Ended December 31, 2010 (Successor) and the Six Months Ended June 30, 2010 (Predecessor)

Other Legal Matters

The Company is involved in legal proceedings and litigation arising in the ordinary course of business.  In the Company’s opinion, the outcome of such other proceedings and litigation currently pending will not materially affect the Company’s financial condition or results of operations.

11.     Subsequent Event

On March 1, 2013, the Company entered into a shared services relationship with WLAJ-TV LLC (“WLAJ”).  In this shared services relationship, WLAJ, whose immediate parent is Shield Media Lansing LLC., purchased the assets of WLAJ-TV from Sinclair Broadcast Group (SBG) for $14.4 million. WLAJ’ s funding for the SBG transaction came from a $10.0 million term loan from the same lender group as the Young Senior Credit Facility and the proceeds from the Company’s purchase of the non-license assets of WLAJ-TV from WLAJ. The Company purchased the non-license assets of WLAJ-TV from WLAJ for $5.4 million. The balance of the proceeds once SBG was paid went toward transaction fees and working capital.  Also, similar to the WXXA transaction, Young has guaranteed WLAJ’s $10.0 million term loan.  The Company evaluated events and transactions subsequent to December 31, 2012 up to and including the issuance date of these financial statements, March 29, 2013.

12.     Subsequent Event (Unaudited)

On June 6, 2013, the Company and Media General, Inc (“Media General”) announced an agreement to combine the two companies in an all-stock merger transaction. The new company will retain the Media General name and will be headquartered in Richmond, VA. As set forth in the merger agreement, the closing of the transaction depends on a number of conditions being satisfied or waived, including but not limited to, the approval from Media General’s stockholders, the approval from the Federal Communications Commission (“FCC”) and the effectiveness of a registration statement on Form S-4 to be filed by Media General to register the shares of Media General common stock to be issued.

New Young Broadcasting Holding Co., Inc.

Unaudited Condensed Consolidated Balance Sheets

	March 31,	December 31,
	2013	2012
(amounts in thousands, except per share data)

Assets
Current assets
Cash and cash equivalents	$18,471	$24,244
Trade accounts receivable, less allowance for doubtful accounts of $1,225 in 2013 and $1,171 in 2012	38,821	38,073
Current portion of program license rights	471	571
Current deferred tax asset	1,647	1,647
Prepaid expenses and other current assets	4,737	8,052
Total current assets	64,147	72,587
Property and equipment, net	103,320	100,656
Program license rights, excluding current portion	151	227
Equity investments	2,869	2,870
Deferred tax asset long term	12,578	12,578
Broadcast licenses	213,900	206,200
Goodwill	54,252	51,886
Definite lived intangible assets, net	33,568	33,053
Other assets, net	1,384	1,379
Total assets	$486,169	$481,436
Liabilities and Stockholders’ Equity
Current liabilities
Trade accounts payable	$3,703	$5,645
Accrued salaries and wages	6,326	6,146
Other accrued expenses and other current liabilities	19,681	21,574
Current installments of program license liability	616	804
Current installments of long-term debt	17,512	17,200
Current installments of obligation under capital leases	105	115
Total current liabilities	47,943	51,484
Deferred tax liability and other long-term tax liabilities	24	24
Long-term debt	141,340	135,998
Obligations under capital leases, excluding current installments	1,124	1,149
Other liabilities	7,489	7,551
Total liabilities	197,920	196,206
Commitments and contingencies (Note 7)
Stockholders’ equity
Successor Class A Common Stock, $.01 par value. Authorized 500,000 shares; issued 65,428 at March 31, 2013 and December 31, 2012	.7	.7
Successor Class B Common Stock, $.01 par value. Authorized 500,000 shares; issued 0 at March 31, 2013 and December 31, 2012	-	-
Additional paid-in capital	132,999	132,999
Accumulated other comprehensive loss	(987)	(987)
Retained earnings	156,289	153,175
Total Young Broadcasting stockholders’ equity	288,302	285,188
Noncontrolling interests	(53)	42
Total stockholders’ equity	288,249	285,230
Total liabilities and stockholders’ equity	$486,169	$481,436

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Unaudited Condensed Consolidated Statements of Comprehensive Income

Three Months Ended March 31, 2013

	Period Ended	Period Ended
	March 31,	March 31,
	2013	2012
(amounts in thousands)

Net operating revenue	$50,045	$43,744
Operating expenses, excluding depreciation expense	19,212	15,864
Amortization of program license rights	2,455	2,123
Selling, general and administrative expenses	14,464	13,385
Depreciation and amortization	4,491	3,917
Loss on disposal of property and equipment, net	-	(167)
Corporate overhead, excluding depreciation and amortization expense	2,361	3,705
Operating income	7,062	4,917

Interest expense	(2,140)	(1,815)
Other expense	(101)	(22)
	(2,241)	(1,837)
Income before income taxes	4,821	3,080
Expense for income taxes	(1,802)	(1,246)
Net income	$3,019	$1,834

Net income attributable to the noncontrolling interests	(95)	-
Net income attributable to Young Broadcasting Group	$3,114	$1,834

Other comprehensive income, after tax:
Change in unrecognized amounts included in pension obligations net of tax	-	-
Total comprehensive income	3,114	1,834
Other comprehensive income attributable to noncontrolling interest	-	-

Total comprehensive income attributable to Young Broadcasting	$3,114	$1,834

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Unaudited Condensed Consolidated Statements of Stockholders’ Equity

Three Months Ended March 31, 2013

			Additional		Accumulated		Total
	Common Stock		Paid-In	Retained	Comprehensive	Noncontrolling	Stockholders'
	Class A	Class B	Capital	Earnings	Loss	Interest	Equity
	amounts in thousands

Balances at December 31, 2012	$.7	-	$132,999	$153,175	$(987)	$42	$285,230
Net income/ (loss)	-	-	-	3,114	-	(95)	3,019
Balances at March 31, 2013	$.7	-	$132,999	$156,289	$(987)	$(53)	$288,249

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

Three Months Ended March 31, 2013 and 2012

	Period Ended	Period Ended
	March 31,	March 31,
(amounts in thousands)	2013	2012

Operating activities
Net income	$3,019	$1,834
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and amortization of property and equipment and intangible assets	4,491	3,917
Provision for uncollectible accounts	138	129
Amortization of program license rights	2,455	2,123
Mark to market change in interest rate swap	23	-
Amortization of debt discount	244	186
Gain on insurance proceeds	-	(194)
Loss on disposal of fixed assets	-	28
Changes in assets and liabilities
Change in broadcast rights net of liabilities	(2,530)	(2,123)
(Increase) / decrease in trade accounts receivable	(886)	3,770
Decrease in trade accounts payable	(1,941)	(810)
Increase / (decrease) in accrued expenses and other liabilities	(1,687)	712
(Increase) / decrease in prepaid expense and other assets	2,926	(67)
Net cash provided by operating activities	6,252	9,505
Investing activities
Capital expenditures	(3,031)	(3,304)
Payment for acquisition of station assets	(14,323)	-
Proceeds from the disposal of fixed assets	2	(16)
Net cash used in investing activities	(17,352)	(3,320)
Financing activities
Principal borrowings under Senior Credit Facility	-	65,000
Principal borrowings under WLAJ-TV Term Loan	10,000	-
Principal payment under Senior Credit Facility	(4,300)	(3,750)
Debt issuance costs	(289)	-
Redemption of Common Stock	(1)	(120,000)
Principal payments under capital lease obligations	(83)	(27)
Net cash provided by (used in) financing activities	5,327	(58,777)
Net decrease in cash	(5,773)	(52,592)
Cash and cash equivalents
Beginning of period	24,244	55,559
End of period	$18,471	$2,967
Supplemental disclosure of cash flow information
Interest paid	$1,700	$1,456

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

1. Basis of Presentation

New Young Broadcasting Holding Co., Inc. (“New Young” or the “Company”) conducts its business operations through its direct subsidiary, Young Broadcasting, LLC, and its other indirect subsidiaries, and its business operations consist of thirteen network affiliated stations (six with ABC, four with CBS, one with NBC, one with FOX, and one with MyNetworkTV). The markets served by the Company’s stations are located in Lansing, Michigan; Green Bay, Wisconsin; Lafayette, Louisiana; Nashville and Knoxville, Tennessee; Albany, New York; Richmond, Virginia; Davenport, Iowa; Sioux Falls, South Dakota; Rapid City, South Dakota and San Francisco, California.

Principles of Consolidation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include our accounts and those of our wholly-owned and majority-owned subsidiaries and VIEs for which we are the primary beneficiary. Noncontrolling interests represents a minority owner’s proportionate share of the equity in certain of our consolidated entities. All intercompany transactions and account balances have been eliminated in consolidation.

Interim Financial Statements

The accompanying condensed consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles for interim financial statements. The interim financial statements are unaudited but include all adjustments, which are of a normal recurring nature, that the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of operations and cash flows for such period.

As permitted under the applicable rules and regulations of the Securities and Exchange Commission (SEC), the condensed consolidated financial statements do not include all disclosures normally included with audited consolidated financial statements and, accordingly, should be read together with the audited consolidated financial statements and notes included in this Form S-4 for the year ended December 31, 2012. The consolidated statements of comprehensive income presented in the accompanying consolidated financial statements are not necessarily representative of operations for an entire year.

Variable Interest Entities

In determining whether we are the primary beneficiary of a Variable Interest Entity (“VIE”) for financial reporting purposes, we consider whether we have the power to direct the activities of the VIE that most significantly impact the economic performance of the VIE and whether we have the obligation to absorb losses or the right to receive returns that would be significant to the VIE. We consolidate VIEs when we are the primary beneficiary. The assets of each of our consolidated VIEs can only be used to settle the obligations of the VIE. The debt held by our VIEs is guaranteed by the Company. Refer to Note 3 for further information.

Equity Method Investments

For equity investments in which the Company owns between 20% and 50% of voting shares and has significant influence over operating and financial policies, the equity method of accounting is used. Four of the Company's stations have equity-method investments in third parties that operate transmitting towers used by the Company. Accordingly, the Company's share in earnings and losses of these unconsolidated subsidiaries are included in other expense, net in the accompanying consolidated statements of comprehensive income of the Company. The Company's share of unconsolidated-subsidiary loss was less than $0.1 million for each of the three months ended March 31, 2013 and 2012, respectively.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses in the consolidated financial statements and in the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Recent Accounting Pronouncements

In February 2013, the FASB issued guidance related to items reclassified from accumulated other comprehensive income. The new guidance requires either in a single note or parenthetically on the face of the financial statements: (i) the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source and (ii) the income statement line items affected by the reclassification. This guidance is effective for fiscal years beginning January 1, 2013 with early adoption permitted. The adoption of this guidance did not have a material effect on the Company's consolidated financial statements.

2. Intangible Assets

Definite-lived Intangibles

Definite lived intangible assets primarily include advertiser and network affiliate relationships. These assets are being amortized in relation to the economic benefits of such assets over the total estimated useful life. Network affiliation relationships are amortized over 20 years and other definite lived intangible assets are amortized over a period of 4 to 6 years.

Aggregate amortization expense for the three months ended March 31, 2013 and 2012 was $1.6 million and $1.5 million respectively. The Company expects its aggregate annual amortization expense for existing intangible assets subject to amortization for each of the years, 2013 through 2017 to be as follows:

(amounts in thousands)
	2013	2014	2015	2016	2017	Thereafter
Amortization expense	4,860	4,112	1,750	1,750	1,743	19,225

Indefinite-lived Intangibles

Broadcast licenses are deemed to have indefinite useful lives because we have renewed these agreements without issue in the past and we intend to renew them indefinitely in the future. Accordingly, we expect the cash flows from our broadcast licenses to continue indefinitely.

The following table summarizes the gross carrying amount, accumulated amortization and net carrying amount of the major classes of intangible assets at:

	March 31, 2013			December 31, 2012
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(amounts in thousands)	Amount	Amortization	Amount	Amount	Amortization	Amount

Indefinite lived intangible assets
Broadcast licenses	$213,900	$-	$213,900	$206,200	$-	$206,200
Goodwill	54,252		54,252	51,886		51,886
Total indefinite lived intangible assets	$268,152	$-	$268,152	$258,086	$-	$258,086
Definite lived intangible assets
Network affiliations	$30,300	$(3,789)	$26,511	$28,600	$(3,435)	$25,165
Customer relationships	20,100	(13,043)	7,057	19,700	(11,812)	7,888
Total definite lived intangible assets	$50,400	$(16,832)	$33,568	$48,300	$(15,247)	$33,053

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

3. Variable Interest Entities

WLAJ

Effective March 1, 2013, WLAJ-TV (“WLAJ”), a wholly-owned subsidiary of an unrelated party, Shield Media LLC (“Shield Media”), entered into an asset purchase agreement to purchase certain assets (including the FCC license) of the WLAJ television station in Lansing, MI from Sinclair Broadcast Group (“SBG”). Concurrent with this agreement, the Company entered into a joint sales agreement (“JSA”) and a shared services agreement (“SSA”) with WLAJ-TV LLC (“WLAJ”) to provide certain non-programming related sales, operational and administrative services to WLAJ. The initial terms of the JSA and SSA are eight years, and the agreements can be automatically renewed for successive renewal terms. WLAJ paid $14.3 million in cash to purchase the station assets which was partially financed through a $10.0 million term loan which is jointly guaranteed by the Company and Shield Media. See Note 4 for more information. The acquisition was also funded from the proceeds from an asset purchase agreement in which the Company purchased certain non-license assets of WLAJ for $5.4 million. The balance of the proceeds from the term loan and the asset purchase agreement between WLAJ and the Company, after SBG was paid, went toward transaction fees and working capital.

The Company has determined that WLAJ is a VIE and that based on the terms of the JSA and SSA and the guarantee of WLAJ's debt, it is the primary beneficiary of the variable interests. As a result of this determination, the financial results of WLAJ since March 1, 2013 have been consolidated by the Company in accordance with the VIE accounting guidance and the initial purchase price of $14.3 million was allocated to the acquired assets and assumed liabilities based on estimated fair values upon the effective date of the transaction.

Under the variable interest entity accounting guidance, the business combinations standard is the applicable guidance for initial measurement of the assets and liabilities of the consolidated VIE. As such, under the acquisition method of accounting, the results of WLAJ have been included in the financial statements of the Company since the effective date of acquisition, March 1, 2013. The purchase price of $14.3 million has been allocated to the acquired assets and assumed liabilities based on estimated fair values and are reflected in the March 31, 2013 balance sheet. The preliminary allocated fair value of acquired assets and assumed liabilities is summarized as follows:

Quarter Ended
March 31, 2013
(amounts in thousands)
Property and equipment	$2,468
Broadcast Licenses	7,700
Definite-lived intangible assets	2,100
Goodwill	2,366
Other Liabilities	(310)
Total	$14,324

The preliminary allocation presented above is based upon management’s estimate of the fair values using valuation techniques including income, cost and market approaches. In estimating the fair value of the acquired assets and assumed liabilities, the fair value estimates are based on, but not limited to, expected future revenue and cash flows, expected future growth rates, and estimated discount rates.

The amount allocated to definite-lived intangible assets represents the estimated fair values of network affiliations of $1.7 million and advertiser relationships of $0.4 million. These intangible assets will be amortized over the estimated remaining useful lives of 20 years for network affiliations and 5 years for the advertiser relationships. Acquired property and equipment will be depreciated on a straight-line basis over the respective estimated remaining useful lives.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

The Broadcast Licenses represent the estimated fair value of the FCC license using a “Greenfield” income approach. Under this approach, the broadcast license is valued by analyzing the estimated after-tax discounted future cash flows of the station. The assumptions used in the discounted cash flow models include: (a) forecasted revenue growth rates for each geographic market in which the station operates; (b) market share and profit margin of an average station within a market; (c) estimated capital start-up costs and losses incurred during the early years; (d) risk-adjusted discount rate; and (e) expected growth rates in perpetuity to estimate terminal values. The Company determined the discount rates using a weighted average cost of capital model. The base discount rate is not specific to the Company or to the stations but is based upon a rate that would be expected by a typical market participant. The Company used a discount rate of 10.5% and long term growth rates of 2%. Consistent with the Company’s policies, FCC licenses are considered indefinite-lived intangibles and are not amortized, however, are subject to an annual impairment test or an interim impairment assessment if triggering events occur during an interim period which may indicate that impairment exists.

Goodwill is calculated as the excess of the consideration transferred over the fair value of the identifiable net assets and liabilities acquired and represents the future economic benefits expected to arise from other intangible assets acquired that do not qualify for separate recognition, including assembled workforce and non-contractual relationships, as well as expected future synergies.

The results of operations for the quarter ended March 31, 2013 include the results of WLAJ since March 1, 2013. Net operating revenues and operating loss of WLAJ included in our consolidated statements of comprehensive income, were $0.3 million and less than $0.1 million for the quarter ended March 31, 2013, respectively.

WXXA-TV

Effective December 13, 2012, WXXA-TV (“WXXA”), a wholly-owned subsidiary of an unrelated party, Shield Media, entered into an asset purchase agreement to purchase certain assets (including the FCC license) of the WXXA television station in Albany, NY, from Newport Television LLC ("Newport"). Concurrent with this agreement, the Company entered into a JSA and a SSA to provide certain non-programming related sales, operational and administrative services to WXXA. The initial terms of the JSA and SSA are eight years from the commencement, and the agreements may be automatically renewed for successive eight year renewal terms. WXXA paid $19.5 million in cash to purchase the station assets which was financed through third party financing which was jointly guaranteed by the Company and Shield Media. See Note 4 for more information.

The Company has determined that WXXA is a VIE and that based on the terms of the JSA and SSA and the guarantee of WXXA's debt, it is the primary beneficiary of the variable interests. As a result of this determination, the financial results of WXXA since December 13, 2012 have been consolidated by the Company in accordance with the VIE accounting guidance and the initial purchase price of $19.5 million was allocated to the acquired assets and assumed liabilities based on estimated fair values upon the effective date of the transaction.

There were no assets and liabilities of WLAJ in the consolidated balance sheet as of December 31, 2012. The carrying amounts and classification of the assets and liabilities of WXXA which have been included in our consolidated balance sheet as of December 31, 2012, along with the carrying amounts and classification of the assets and liabilities of WLAJ and WXXA which have been included in our consolidated balance sheet as of March 31, 2013 were as follows (in thousands):

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

	Three Months Ended March 31,	Year Ended December 31,
(amounts in thousands, except per share data)	2013	2012

Assets
Current assets
Cash and cash equivalents	1,936	$1,589
Trade accounts receivable, less allowance for doubtful accounts of $7k in 2013, $0K in 2012	3,024	493
Current portion of program license rights	462	557
Prepaid expenses and other current assets	298	1,983
Total current assets	5,720	4,622
Property and equipment, net	3,257	2,726
Program license rights, excluding current portion	151	227
Broadcast licenses	22,400	14,700
Goodwill	2,730	364
Definite lived intangible assets, net	3,632	1,991
Other assets, net	361	304
Total assets	$38,251	$24,934
Liabilities
Current liabilities
Trade accounts payable	222	$278
Accrued expenses	1,286	2,054
Current installments of program license liability	538	721
Current installments of long-term debt	313	-
Total current liabilities	2,359	3,053
Long-term debt	30,867	21,427
Other liabilities	1,477	410
Total liabilities	$34,703	$24,890

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

4. Long-Term Debt

 Debt at March 31, 2013 and December 31, 2012 consisted of the following:

(amounts in thousands)	March 31,	December 31,
	2013	2012

Senior Credit Facility	$130,700	$135,000
WXXA-TV Senior Credit Facility	22,000	22,000
WLAJ-TV Term Loan	10,000	-
Debt discount	(3,848)	(3,802)
Total Debt	158,852	153,198
Less:
Schedule current maturities	(17,512)	(17,200)
Long-Term debt excluding current installments	141,340	135,998

Senior Credit Facility

On December 13, 2011, Company entered into a $175.0 million senior credit facility (“Credit Facility”), which provides for a $150.0 million term loan (“Senior Term Loan”) and a $25.0 million revolving credit facility (“Senior Revolving Credit Facility” or “Revolver”).

The Senior Term Loan and Senior Revolving Credit Facility will mature on December 13, 2016.  As of March 31, 2013 and December 31, 2012, the Senior Term Loan was fully drawn and the full $25.0 million was available under the Senior Revolving Credit Facility.

The Young Senior Credit Facility has a variable interest rate of either the London Interbank Offered Rate (“LIBOR”) or Base Rate (as defined in the agreement governing the Young Senior Credit Facility) plus the Applicable Rate (as defined in the agreement governing the Young Senior Credit Facility). The Senior Credit Facility contains covenants related to the satisfaction of financial tests.  The consolidated debt to EBITDA ratio was required to be less than 3.50 to 1.00 during the quarter ended March 31, 2013.  After that date the ratio ranges from 3.50 to 1.00 to 3.00 to 1.00. The consolidated interest expense to EBITDA ratio was required to be at a minimum of 3.00 to 1.00 during the quarter ended March 31, 2013. Capital expenditures were not to exceed $16.5 million for the year ended December 31, 2012. The Company is permitted to spend a maximum of $11.5 million for 2013 and $10.0 million for 2014 and beyond. The Company was in compliance with all covenants associated with the Senior Revolving Credit Facility as of and during the periods ended March 31, 2013 and December 31, 2012.

As of March 31, 2013, and December 31, 2012 the London Interbank Offered Rate (“LIBOR”) and the base rate, which is generally equal to the lender’s prime rate, applicable to our outstanding balance were 3.96% and 3.97%, respectively.   The interest was based on base plus the applicable rate for an interest rate of 4.0%.  As of March 31, 2013 the LIBOR rate was 0.21% plus a spread of 3.75% for an all-in rate of 3.96%. The applicable base rate was 3.25% plus a spread of 2.75% for an all-in rate of 6.00%. As of March 31, 2013, and December 31, 2012 there were no outstanding amounts under the Revolver. Therefore a 0.50% commitment fee is based on the amount of the undrawn $25.0 million revolver commitment applied. For the three months ended March 31, 2013 and 2012, interest expense related to the Senior Credit Facility was approximately $1.8 million and $1.6 million, respectively.

On July 26, 2012, the Company entered into the First Amendment to its December 11, 2011 Senior Credit Facility.  This amendment provided the Company the ability to enter into a financial relationship with its shared service partner, WXXA-TV, LLC.  WXXA had recently announced its intention to purchase the assets of WXXA-TV from Newport Television and Young, as the shared service partner was guaranteeing WXXA’s $22.0 million loan.  The amendment also would provide for future transactions of this nature, subject to certain limitations set forth in the amended Credit Agreement.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

On November 29, 2012, the Company entered into the Second Amendment to its December 11, 2011 Senior Credit Facility.  This amendment provided the Company the ability to fund the tender offer to purchase 6,250 outstanding securities at a total price of $25.0 million (See Note 6).

In June of 2013 the Company entered into the Third Amendment to its December 11, 2011 Senior Revolving Credit Facility. This amendment provided the Company the ability to enter into the merger transaction with Media General, Inc. Refer to Note 8 for further information.

Swap

On March 13, 2012, the Company entered into a swap agreement which hedged $75 million or 50% of its debt. The Company currently uses a mark to market approach to value the swap. For the three months ended March 31, 2013, and March 31, 2012 the Company recorded an expense of less than $0.1 million for each period related to this swap arrangement within other income of the consolidated statements of comprehensive income.

WXXA-TV LLC Amended Credit Facility

WXXA, a consolidated VIE, entered into a $22.0 million credit agreement (“WXXA Credit Agreement”) with a third party on December 13, 2012 in order to fund the purchase of the assets of a television station in Albany, N.Y. (See Note 3). The WXXA Credit Agreement matures on December 13, 2016 and bears interest at either the Base Rate (as defined in the agreement governing the WXXA Credit Agreement) plus the Applicable Rate (as defined in the agreement governing the WXXA Credit Agreement) or the London Interbank Offered Rate (“LIBOR”) plus the Applicable Rate (as defined in the agreement governing the WXXA Credit Agreement). The Company irrevocably and unconditionally guaranteed the debt of WXXA on a joint and several basis with Shield Media, LLC., the immediate parent of WXXA.

As of March 31, 2013, the outstanding principal amount of the debt was $22.0 million. For the three months ended March 31, 2013, the interest expense relating to the WXXA facility was $0.3 million. The applicable interest rate at March 31, 2013 was 4.96%.

WLAJ-TV Term Loan

WLAJ, a consolidated VIE, entered into a $10.0 million credit agreement (“WLAJ-TV Term Loan”) with a third party on March 1, 2013 in order to fund the purchase of the assets of a television station in Lansing, MI. (See Note 3). The WLAJ-TV Term Loan matures on December 13, 2016 and bears interest at either the Base Rate (as defined in the agreement governing the WLAJ-TV Term Loan) plus the Applicable Rate (as defined in the agreement governing the WLAJ-TV Term Loan) or the London Interbank Offered Rate (“LIBOR”) plus the Applicable Rate (as defined in the agreement governing the WLAJ-TV Term Loan). The Company irrevocably and unconditionally guaranteed the debt of WLAJ on a joint and several basis with Shield Media Lansing, LLC., the immediate parent of WLAJ.

As of March 31, 2013, the outstanding principal amount of the debt was $10.0 million. For the three months ended March 31, 2013, the interest expense relating to the WLAJ facility was not significant. The applicable interest rate at March 31, 2013 was 4.96%.

Debt Discount

In connection with the Senior Credit Facility the Company paid approximately $3.7 million of fees to the creditor, which has been recorded as a debt discount for the year ended December 31, 2011 and will be amortized over the term of the Senior Credit Facility.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

In connection with the closing of the First and Second Amendments to the Senior Credit Facility and WXXA Credit Agreement the Company paid approximately $0.6 million fees to the creditors and approximately $0.3 million fees related to the WLAJ-TV Term Loan. These fees have been recorded as a debt discount as of March 31, 2013 and December 31, 2012 and are being amortized over the term of the Senior Credit Facility.

Risk factors related to ability to repay debt

Young conducts its operations through its direct subsidiary, Young Broadcasting, LLC (“Young Broadcasting”) and its other indirect subsidiaries, which guarantee Young Broadcasting’s debt, jointly and severally, fully and unconditionally. As a holding company, Young does not own any significant assets other than the equity in its subsidiaries and is dependent upon the cash flow of its subsidiaries to meet its obligations. Accordingly, Young Broadcasting’s ability to make interest and principal payments when due is dependent upon the receipt of sufficient funds from its subsidiaries, which may be restricted by the terms of existing and future senior secured indebtedness of its subsidiaries, including the terms of existing and future guarantees of indebtedness given by its subsidiaries.

5. Income Taxes

We recorded a provision of $1.8 million for the three months ended March 31, 2013 compared to a provision of $1.2 million for the three months ended March 31, 2012. The increase is primarily as a result of $1.8 million increase in pretax income in the first quarter of 2013 versus the first quarter of 2012. The effective tax rate was 36.6% and 40.4% for the three months ended March 31, 2013 and 2012, respectively. The decrease in the effective rate is primarily the result of state taxes. As a result of federal and state net operating loss carryovers, we anticipate actual cash payments for taxes to be significantly less than the total tax provision.

6. Stockholders’ Equity

Tender Offers

On January 19, 2012, the Company announced an offer to purchase for cash up to an aggregate of 36,364 securities consisting of Class A Common Stock and Class B Common Stock at a purchase price of $3,300 per share and Warrants to purchase Class A Common Stock at a purchase price of $3,300 per warrant (less the exercise price of the warrant) for an aggregate purchase price of $120.0 million.  The tender closed on February 16, 2012 with virtually full participation across the shareholder group as 99.6% of the outstanding securities were submitted for tender.  Total outstanding securities pre-tender were 125,001 consisting of 72,627 Class A shares, 2,011 Class B shares and 50,363 Lender Warrants.  Post tender there were 88,637 total outstanding securities consisting of 51,448 Class A shares, 1,423 Class B shares and 35,766 Lender Warrants.  The $120.0 million was funded by a $65.0 million draw on the remaining funds available under the Senior Term Loan and $55.0 million from cash.

On November 20, 2012, the Company announced an offer to purchase for cash up to an aggregate of 6,250 securities consisting of Class A Common Stock and Class B Common Stock at a purchase price of $4,000 per share and Warrants to purchase Class A Common Stock at a purchase price of $4,000 per warrant (less the exercise price of the warrant) for an aggregate purchase price of $25.0 million.  The tender closed on December 19, 2012 with a similar high level of participation across the shareholder group as 91.0% of the outstanding securities were submitted for tender.  Total outstanding securities pre-tender were 88,637 consisting of 70,318 Class A shares and 18,319 Lender Warrants.  Post tender there were 82,387 total outstanding securities consisting of 65,428 Class A shares and 16,959 Lender Warrants.  The $25.0 million was fully funded from cash.

Common Stock

Young Broadcasting, LLC is 100% owned by New Young. New Young has the authority to issue 1,000,000 shares, consisting of 500,000 shares of Class A common stock, par value $0.01 per share (“Class A Common”), and 500,000 shares of Class B nonvoting common stock, par value $0.01 per share (“Class B Common” and, together with the Class A Common, the “Common Stock”). The two classes are substantially identical except for voting rights.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

Lender Warrant Agreement

On date of New Young’s emergence from Chapter 11 bankruptcy protection (June 24, 2010, as amended), New Young issued lender warrants (“Lender Warrants”) to certain holders of the pre-petition lender claims pursuant to the Lender Warrant Agreement. The Lender Warrants are exercisable, at an exercise price of $0.01 per share, on a one-for-one basis for shares of Class A Common, at any point through December 24, 2024. The exercise of the Lender Warrants is subject to the restrictions of the Federal Communications Act, as amended, including (x) foreign ownership and voting interest restrictions and (y) multiple or cross ownership restrictions. The fair-value of the Lender Warrants was included in additional-paid-in-capital on the Effective Date.

Dividends

The Equityholders Agreement to which New Young and its equity holders are a party (the “Equityholders Agreement”) prohibits the payment of any dividend to holders of Common Stock until such time as all of the Lender Warrants have been exercised (or could be exercised without causing a violation of the Federal Communications Laws.)

Outstanding Equity Securities

As of December 31, 2012 and March 31, 2013, there are 82,387 equity interests of the Company issued and outstanding. Such equity interests consist of 65,428 shares of Class A Common, and 16,959 Lender Warrants.

7. Commitments and Contingencies

Network Affiliation Agreements

Each of the Company's stations is affiliated with its network pursuant to an affiliation agreement. The following chart provides details concerning the affiliation of our stations and the dates of expiration of the respective affiliation agreements

Station	Network Affiliation	Expiration Date

WKRN-TV (Nashville, TN)	ABC	August 31, 2015
WTEN-TV (Albany, NY)	ABC	August 31, 2015
WRIC-TV (Richmond, VA)	ABC	August 31, 2015
WATE-TV (Knoxville, TN)	ABC	August 31, 2015
WBAY-TV (Green Bay, WI)	ABC	August 31, 2015
WLAJ (Lansing, MI)	ABC	December 31, 2015
KWQC (Quad Cities)	NBC	January 1, 2015
WLNS (Lansing, MI)	CBS	September 30, 2017
KELO (Sioux Falls, SD)	CBS(1)	April 2, 2015
KCLO (Rapid City, SD)	CBS	April 2, 2015
KLFY (Lafayette, LA)	CBS	September 30, 2017
KRON (San Francisco, CA)	MyNetworkTV	September 30, 2014
WXXA-TV (Albany, NY)	FOX	December 31, 2017

(1)	The Company also operates a separate MyNetworkTV network station using its digital broadcast in Sioux Falls, South Dakota, under an affiliation agreement expiring September 30, 2014.

Other Legal Matters

The Company is involved in legal proceedings and litigation arising in the ordinary course of business.  In the Company’s opinion, the outcome of such other proceedings and litigation currently pending will not materially affect the Company’s financial condition or results of operations.

New Young Broadcasting Holding Co., Inc.

Notes to Unaudited Condensed Consolidated Financial Statements

8. Subsequent Events

On June 6, 2013, the Company and Media General, Inc (“Media General”) announced an agreement to combine the two companies in an all-stock merger transaction. The new company will retain the Media General name and will be headquartered in Richmond, VA. As set forth in the merger agreement, the closing of the transaction depends on a number of conditions being satisfied or waived, including but not limited to, the approval from Media General’s stockholders, the approval from the Federal Communications Commission (“FCC”) and the effectiveness of a registration statement on Form S-4 to be filed by Media General to register the shares of Media General common stock to be issued. The Company evaluated events and transactions subsequent to March 31, 2013 up to and including the issuance date of the financial statements, July 19, 2013.

ANNEXES

Annex A:	Agreement and Plan of Merger

Annex B:	Plan of Merger

Annex C:	Form of Combined Company Articles of Incorporation

Annex D:	Form of Combined Company Bylaws

Annex E:	Form of Amendment to Articles of Incorporation

Annex F:	Opinion dated June 5, 2013, of RBC Capital Markets, LLC

Annex G:	Opinion dated June 5, 2013, of Stephens, Inc.

Annex H:	Virginia Stock Corporation Act – Article 15 – Appraisal Rights and Other Remedies

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

MEDIA GENERAL, INC.,

GENERAL MERGER SUB 1, INC.,

GENERAL MERGER SUB 2, INC.,

GENERAL MERGER SUB 3, LLC

And

NEW YOUNG BROADCASTING HOLDING CO., INC.

DATED AS OF June 5, 2013

This merger agreement contains customary representations and warranties made by Media General, Inc. (“Media General”) and New Young Broadcasting Holding Co., Inc. (“Young”) to each other. The representations and warranties in the merger agreement were made as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among Media General, Young and the other parties and may be subject to important qualifications and limitations agreed to by Media General and Young in connection with negotiating the terms of this merger agreement. Additionally, subject to certain exceptions, the representations and warranties made by Media General in the merger agreement are qualified by the information disclosed by Media General with the Securities and Exchange Commission on or after January 1, 2012 and prior to June 5, 2013, the date of the merger agreement, excluding any risk factor disclosures, disclosure of risks in any “forward-looking statements” disclaimer and any other statements that are similarly predictive or forward-looking in nature. Moreover, certain representations and warranties may not be accurate or complete as of any specified date because they are subject to a contractual standard of materiality (including, in many cases, “material adverse effect”) different from those generally applicable to stockholders of Media General and in some cases may be qualified by disclosures made by one party to the other in disclosure letters delivered by such party to the other, which are not necessarily reflected in this merger agreement or were used for the purpose of allocating risk between Media General and Young rather than establishing matters as facts. Finally, information concerning the subject matter of the representations and warranties in this merger agreement may have changed since June 5, 2013, the date of this merger agreement, which may or may not be fully reflected in Media General’s public disclosures.

-i-

-ii-

-iii-

Exhibit A – Form of Plan of Merger for Reclassification Merger

Exhibit B – Form of Surviving General Certificate of Incorporation

Exhibit C – Form of Surviving General Bylaws

Exhibit D – Phoenix Designees to General Board

Exhibit E – Form of Letter of Transmittal

Exhibit F – Form of General Charter Amendment

Phoenix Disclosure Letter
General Disclosure Letter

-iv-

INDEX OF DEFINED TERMS

Term	Section

Acquisition Inquiry	Section 8.3(a)
Acquisition Proposal	Section 8.3(b)
Acquisition Transaction	Section 8.3(c)
Action	Section 2.8
Affiliate	Section 8.3(d)
Agreement	Preamble
Approval Time	Section 5.10(b)
Articles of Reclassification Merger	Section 1.2(a)
Audited Phoenix Financial Statements	Section 2.5(a)
Barter Agreement	Section 8.3(e)
BH Persons	Section 1.6(a)
Business Day	Section 8.3(f)
Capitalization Date	Section 3.2(a)
Certificate of Combination Merger	Section 1.4(a)
Certificate of Conversion Merger	Section 1.5(a)
Claim Expenses	Section 5.6(a)
Closing	Section 1.1
Closing Date	Section 1.1
Code	Recitals
Combination Merger	Recitals
Combination Merger Effective Time	Section 1.4(a)
Combination Transaction	Recitals
Communications Act	Section 8.3(g)
Confidentiality Agreement	Section 5.4(b)
Continuing Employees	Section 5.5(a)
Contracting Parties	Section 8.12
Continuing Employees	Section 5.5(a)
Contracts	Section 2.2(c)
control	Section 8.3(b)
controlled by	Section 8.3(d)
Conversion Merger	Recitals
D&O Claim	Section 5.6(a)
D&O Indemnified Parties	Section 5.6(a)
D&O Indemnifying Parties	Section 5.6(a)
Debevoise	Section 5.8(a)
DGCL	Section 1.4(a)
DGCL Notices	Section 1.8(b)
DLLCA	Section 1.5(a)
DSS	Section 1.4(a)

-v-

Environmental Claims	Section 8.3(h)
Environmental Law	Section 8.3(i)
Environmental Permits	Section 8.3(j)
ERISA	Section 8.3(l)
ERISA Affiliate	Section 8.3(m)
Exchange Act	Section 8.3(n)
Exchange Ratio	Section 1.6(c)(i)
Excluded Class A Holders	Section 3.24
FCC	Section 8.3(o)
FCC Applications	Section 8.3(p)
FCC Consent	Section 8.3(q)
FCC Licenses	Section 8.3(r)
FCC Rules	Section 8.3(s)
Form S-4	Section 5.1(a)
Fried Frank	Section 5.8(a)
Fully Diluted Shares of Phoenix	Section 8.3(t)
GAAP	Section 8.3(t)
General	Preamble
General Adverse Recommendation Change	Section 5.10(c)
General Benefit Plan	Section 8.3(v)
General Board	Recitals
General Board Recommendation	Section 5.2(c)
General Bylaws	Section 8.3(w)
General Cancelled Shares	Section 1.6(a)(ii)
General Charter	Section 8.3(x)
General Charter Amendment	Section 8.3(y)
General Class A Common Stock	Recitals
General Class B Common Stock	Recitals
General Common Stock	Recitals
General Contingent Worker	Section 3.11(k)
General Continuing Employees	Section 5.5(a)
General Credit Facility	Section 8.3(z)
General Designees	Section 1.2(e)
General Directors’ Deferred Compensation Plan	Section 8.3(aa)
General Disclosure Letter	Article III
General Dissenting Shareholders	Section 1.10(b)
General DSUs	Section 3.2(b)
General Employment Agreement	Section 8.3(bb)
General Equity Grants	Section 3.2(b)
General Exchange Option	Section 1.7(a)(i)
General Exchange Ratio	Section 1.6(c)(iii)
General Exchange Stock-Based Award	Section 1.7(a)(ii)
General FCC Licenses	Section 8.3(cc)

-vi-

General Indenture	Section 8.3(dd)
General IP	Section 3.20(a)
General Labor Agreements	Section 3.11(i)
General Leased Property	Section 3.16(a)(ii)
General Lessee Agreements	Section 3.16(a)(ii)
General Lessor Agreements	Section 3.16(a)(iii)
General LTIP	Section 8.3(ee)
General Material Contracts	Section 3.13(a)
General Maximum Premium	Section 5.6(c)
General NOL Carryforwards	Section 3.10(h)
General Non-Voting Common Stock	Recitals
General Notes	Section 8.3(ff)
General Owned Property	Section 3.16(a)(i)
General Preferred Stock	Section 3.2(a)
General Qualified Plans	Section 3.11(e)
General Real Property	Section 3.16(a)(ii)
General Related Party Transaction	Section 3.21
General Restricted Stock	Section 3.2(b)
General SEC Documents	Section 3.4
General Shareholder	Section 8.3(gg)
General Shareholder Meeting	Section 5.2(a)
General Stations	Section 8.3(hh)
General Stock Consideration	Section 1.6(c)(ii)
General Stock Options	Section 3.2(b)
General Stock-Based Award	Section 1.7(a)(ii)
General Subsidiary	Section 8.3(www)
General Superior Offer	Section 8.3(ii)
General Support Agreement	Recitals
General Termination Fee	Section 7.3(a)
General Triggering Event	Section 8.3(jj)
General Voting Common Stock	Recitals
Governmental Entity	Section 2.4
Hazardous Materials	Section 8.3(kk)
HSR Act	Section 2.4
Indebtedness	Section 8.3(ll)
Independent Director	Section 8.3(mm)
Intellectual Property	Section 8.3(nn)
Intentional Breach	Section 8.3(oo)
Intermediate Common Stock	Section 1.6(b)(iii)
Knowledge	Section 8.3(pp)
Law	Section 2.11(a)
Laws	Section 2.11(a)
Letter of Transmittal	Section 1.8(b)

-vii-

Liability	Section 8.3(qq)
Liens	Section 2.2(c)
Market	Section 8.3(rr)
Material Adverse Effect on General	Section 8.3(tt)
Material Adverse Effect on Phoenix	Section 8.3(ss)
Media Trust	Recitals
Merger Benefit Plan	Section 5.5(a)
Merger Sub 1	Preamble
Merger Sub 2	Preamble
Merger Sub 3	Preamble
Merger Sub 2 Stockholder Approval	Section 5.9(c)
Merger Sub 3 Member Approval	Section 5.9(c)
Mergers	Recitals
Multiemployer Plan	Section 8.3(uu)
Multiple Employer Plan	Section 2.10(f)
MVPD	Section 8.3(vv)
New Benefit Plan	Section 5.5(a)
Nonparty Affiliates	Section 8.12
Notice of General Superior Offer	Section 5.10(c)
Notice Period	Section 5.10(c)
NYSE	Section 8.3(ww)
Orders	Section 2.8
Organizational Documents	Section 5.6(a)
Outside Date	Section 7.1(c)
parties	Preamble
party	Preamble
Permit	Section 8.3(xx)
Permitted Liens	Section 8.3(yy)
Person	Section 8.3(zz)
Phoenix	Preamble
Phoenix Approvals	Section 2.23
Phoenix Benefit Plan	Section 8.3(aaa)
Phoenix Board	Recitals
Phoenix Book-Entry Securities	Section 1.8(b)
Phoenix Bylaws	Section 2.1(b)
Phoenix Cancelled Shares	Section 1.6(b)(ii)
Phoenix Certificates	Section 1.8(b)
Phoenix Charter	Section 2.1(b)
Phoenix Class A Common Stock	Recitals
Phoenix Class B Common Stock	Recitals
Phoenix Common Stock	Recitals
Phoenix Contingent Worker	Section 2.10(k)
Phoenix Continuing Employees	Section 5.5(a)

-viii-

Phoenix Conversion Stockholder Approval	Section 5.9(d)
Phoenix Credit Facilities	Section 8.3(bbb)
Phoenix Designees	Section 1.2(e)
Phoenix Disclosure Letter	Article II
Phoenix Dissenting Stockholders	Section 1.10(a)
Phoenix Employment Agreement	Section 8.3(ccc)
Phoenix Equityholder	Section 8.3(ddd)
Phoenix Equityholders Agreement	Section 8.3(eee)
Phoenix Equityholders Approval	Recitals
Phoenix FCC Licenses	Section 8.3(ggg)
Phoenix Financial Statements	Section 2.5(a)
Phoenix Information Statement	Section 1.8(b)
Phoenix IP	Section 2.19(a)
Phoenix Labor Agreements	Section 2.10(i)
Phoenix Leased Property	Section 2.14(a)(ii)
Phoenix Lessee Agreements	Section 2.14(a)(ii)
Phoenix Lessor Agreements	Section 2.14(a)(iii)
Phoenix Material Contracts	Section 2.12(a)
Phoenix Maximum Premium	Section 5.6(c)
Phoenix NOL Carryforwards	Section 2.9(h)
Phoenix Owned Property	Section 2.14(a)(iii)
Phoenix Qualified Plans	Section 2.10(e)
Phoenix Real Property	Section 2.14(a)(i)
Phoenix Registration Rights Agreement	Section 8.3(ggg)
Phoenix Related Party Transaction	Section 2.20
Phoenix Senior Credit Facility	Section 8.3(ggg)
Phoenix Stations	Section 8.3(iii)
Phoenix Subsidiary	Section 8.3(www)
Phoenix Support Agreement	Recitals
Phoenix Warrant Agreement	Section 8.3(jjj)
Phoenix Warrants	Section 8.3(kkk)
Phoenix WLAJ Credit Facility	Section 8.3(lll)
Phoenix WXXA Credit Facility	Section 8.3(mmm)
Program Rights	Section 8.3(nnn)
Proxy Statement	Section 5.1(a)
RBC	Section 3.7
Reclassification Merger	Recitals
Reclassification Merger Effective Time	Section 1.2(a)
Reclassification Plan of Merger	Recitals
Refinancing	Section 8.3(ooo)
Registration Rights Agreement	Recitals
Release	Section 8.3(ppp)
Renewal Application	Section 8.3(qqq)

-ix-

Representatives	Section 8.3(rrr)
Required Class A Vote	Section 3.24
Required General Charter Amendment Votes	Section 3.24
Required General Votes	Section 3.24
Required Reclassification Merger Vote	Section 3.24
Required Stock Issuance Vote	Section 3.24
SEC	Section 8.3(sss)
Securities Act	Section 8.3(ttt)
SG Parties	Recitals
Shield Agreement	Section 5.16
Shield Companies	Section 8.3(uuu)
Standstill Agreement	Recitals
Station	Section 8.3(vvv)
Subsidiary	Section 8.3(www)
Surviving Intermediate Corporation	Recitals
Surviving Company	Recitals
Surviving Company LLC Agreement	Section 1.5(d)
Surviving General	Recitals
Tax Return	Section 8.3(yyy)
Taxes	Section 8.3(xxx)
Transaction Document	Section 2.3(b)
Transaction Documents	Section 2.3(b)
Unaudited Phoenix Financial Statements	Section 2.5(a)
under common control with	Section 8.3(d)
VSCA	Section 1.2(a)
VSCC	Section 1.2(a)
Wells Fargo Securities	Section 2.6

-x-

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of June 5, 2013 (this “Agreement”), by and among Media General, Inc., a Virginia corporation (“General”), General Merger Sub 1, Inc., a Virginia corporation and a direct, wholly owned subsidiary of General (“Merger Sub 1”), General Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of General (“Merger Sub 2”), General Merger Sub 3, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of General (“Merger Sub 3”), and New Young Broadcasting Holding Co., Inc., a Delaware corporation (the “Phoenix”). Each of General, Merger Sub 1, Merger Sub 2, Merger Sub 3 and Phoenix may be referred to herein as a “party” and collectively as the “parties.”

W I T N E S S E T H:

WHEREAS, in connection with the transactions contemplated by this Agreement, General wishes to reclassify each outstanding share of Class A Common Stock, par value $5.00 per share, of General (the “General Class A Common Stock”) and of Class B Common Stock, par value $5.00 per share, of General (the “General Class B Common Stock”) into one (1) share of either a newly-created class of Voting Common Stock of General (the “General Voting Common Stock”), or a newly-created class of Non-Voting Common Stock of General (the “General Non-Voting Common Stock”, and together with the General Voting Common Stock, the “General Common Stock”), in each case by means of a merger of Merger Sub 1 with and into General (the “Reclassification Merger”), on the terms and subject to the conditions set forth in this Agreement, with General being the surviving company in the Reclassification Merger (sometimes referred to herein as “Surviving General”);

WHEREAS, General and Phoenix wish, immediately following the consummation of the Reclassification Merger, to effect a strategic business combination by means of a merger of Merger Sub 2 with and into Phoenix (the “Combination Merger”), on the terms and subject to the conditions set forth in this Agreement, with Phoenix being the surviving company in the Combination Merger (sometimes referred to herein as the “Surviving Intermediate Corporation”) pursuant to which the Surviving Intermediate Corporation will continue as a wholly owned Subsidiary of General and each outstanding share of Class A Common Stock, par value $0.01 per share, of Phoenix (the “Phoenix Class A Common Stock”) and each outstanding share of Class B Non-Voting Common Stock, par value $0.01 per share, of Phoenix (“Phoenix Class B Common Stock”, and together with the Phoenix Class A Common Stock, the “Phoenix Common Stock”) will be converted into the right to receive a number of shares of General Voting Common Stock or General Non-Voting Common Stock determined as set forth herein;

WHEREAS, General, Phoenix and Merger Sub 3 wish, immediately following the consummation of the Combination Merger, to effect a business combination by means of a merger of the Surviving Intermediate Corporation with and into Merger Sub 3 (the “Conversion Merger” and together with the Combination Merger, the “Combination Transaction”, and the Conversion Merger together with the Reclassification Merger and the Combination Merger, the “Mergers”), on the terms and subject to the conditions set forth in this Agreement, with Merger Sub 3 being the surviving limited liability company in the Conversion Merger (sometimes referred to herein as the “Surviving Company”) pursuant to which the Surviving Company will continue as a wholly owned Subsidiary of Surviving General.

WHEREAS, the Board of Directors of General (the “General Board”) has unanimously adopted resolutions in good faith (a) determining that this Agreement, the General Charter Amendment (as defined below), the plan of merger with respect to the Reclassification Merger attached as Exhibit A hereto (the “Reclassification Plan of Merger”) and the transactions contemplated hereby and thereby, including the Mergers and the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger, are advisable, fair to, and in the best interests of, General and the General Shareholders, (b) approving and adopting this Agreement, the General Charter Amendment and the Reclassification Plan of Merger and the transactions contemplated hereby and thereby, including the Mergers and the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger, and (c) subject to the terms and conditions of Section 5.10 of this Agreement, recommending that the holders of shares of General Class B Common Stock vote to approve and adopt this Agreement, the General Charter Amendment, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby, the holders of shares of General Class A Common Stock and the holders of shares of General Class B Common Stock, voting together as a single class, vote to approve the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger, and the holders of shares of General Class A Common Stock vote to approve the General Charter Amendment and approve and ratify this Agreement, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby;

WHEREAS, the Board of Directors of Phoenix (the “Phoenix Board”) has unanimously adopted resolutions (a) determining that this Agreement and the transactions contemplated hereby, including the Combination Merger and the Conversion Merger, are advisable, fair to, and in the best interests of, the Phoenix Equityholders, (b) approving this Agreement and the transactions contemplated hereby, including the Combination Merger, and (c) recommending that the Phoenix Equityholders execute written consents and vote to approve and adopt this Agreement and the transactions contemplated hereby, including the Combination Merger;

WHEREAS, as a condition to General’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, (a) General, Phoenix, Phoenix Equityholders holding shares of Phoenix Class A Common Stock and Phoenix Warrants representing at least 66⅔% of the Fully Diluted Equity (as defined in the Phoenix Equityholders Agreement) of Phoenix (and at least a majority of the outstanding shares of Phoenix Class A Common Stock), and Holders (as such term is defined in the Phoenix Warrant Agreement) of at least a majority of the Phoenix Warrants are entering into a Written Consent and Voting Agreement (the “Phoenix Support Agreement”) pursuant to which (i) such Phoenix Equityholders are agreeing, among other things, subject to the terms and conditions of the Phoenix Support Agreement, to execute irrevocable written consents immediately after the execution and delivery of this Agreement pursuant to which such Phoenix Equityholders will approve and adopt this Agreement and the Combination Merger (such written consents being collectively referred to herein as the “Phoenix Equityholders Approval”), and (ii)  such Holders of Phoenix Warrants are agreeing, at the Combination Merger Effective Time, and subject to the terms and conditions set forth herein and in the Phoenix Support Agreement, that each then-outstanding Phoenix Warrant will be automatically exchanged for a number of shares of General Voting Common Stock or General Non-Voting Common Stock determined as set forth herein; (c) Standard General Fund LP and Standard General Communications LLC (the “SG Parties”), are entering into a Standstill and Lock-up Agreement (the “Standstill Agreement”) with General setting forth certain obligations of Surviving General and the SG Parties with respect to Surviving General; and (d) Phoenix, General and Holders (as such term is defined in the Phoenix Registration Rights Agreement) of at least a majority of the Registrable Securities (as such term is defined in the Phoenix Registration Rights Agreement) are entering into an amendment to the Phoenix Registration Rights Agreement (the “Phoenix Registration Rights Amendment”), pursuant to which, at the Combination Merger Effective Time, and subject to the terms and conditions set forth herein and in such amendment, the Phoenix Registration Rights Agreement shall be amended and restated into a Registration Rights Agreement (the “Registration Rights Agreement”) with General pursuant to which the Phoenix Equityholders party thereto will be entitled, among other things, subject to the terms and conditions of the Registration Rights Agreement to require Surviving General to register under the Securities Act shares of General Voting Common Stock they are entitled to receive pursuant to the Combination Merger (and shares of General Voting Common Stock they receive upon conversion of the General Non-Voting Common Stock they receive pursuant to the Combination Merger) under the Securities Act for resale in underwritten public offerings or otherwise, and the Phoenix Equityholders shall be party to the Registration Rights Agreement after the date hereof unless they elect otherwise in their respective Letters of Transmittal or otherwise pursuant to notice to General;

WHEREAS, as a condition to Phoenix’s willingness to enter into this Agreement, simultaneously with the execution and delivery of this Agreement, the D. Tennant Bryan Media Trust dated May 28, 1987, as amended and restated as of April 21, 1994, between D. Tennant Bryan and J. Stewart Bryan, III, as initial trustees (such trust, the “Media Trust”), J. Stewart Bryan, III, and Phoenix are entering into a Voting Agreement (the “General Support Agreement”) pursuant to which the Media Trust and J. Stewart Bryan, III are agreeing, among other things, subject to the terms and conditions of the General Support Agreement, to vote all of the shares of General Common Stock that they hold in favor of the approval and adoption of this Agreement (or any amendment hereto), the General Charter Amendment, the Reclassification Merger, the Reclassification Plan of Merger and the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger; and

WHEREAS, for U.S. federal income tax purposes, it is intended that each of the Reclassification Merger and the Combination Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that this Agreement will be, and hereby is, adopted as a plan of reorganization.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

CLOSING; MERGERS

Section 1.1     Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Mergers (the “Closing”) shall take place at the offices of Fried, Frank, Harris, Shriver & Jacobson LLP, One New York Plaza, New York, New York 10004, at 10:00 a.m., New York time on the date that is two (2) Business Days after the satisfaction or valid waiver (subject to applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied (or validly waived) at the Closing, but subject to such satisfaction or valid waiver), unless such time or date is changed by mutual agreement of General and Phoenix (the “Closing Date”).

Section 1.2     Reclassification Merger.

(a)     Reclassification Merger Effective Time. As soon as practicable on the Closing Date, General shall (1) cause articles of merger in customary form (the “Articles of Reclassification Merger”) with respect to the Reclassification Merger, together with the Reclassification Plan of Merger, to be filed with the State Corporation Commission of the Commonwealth of Virginia (the “VSCC”) in accordance with the Virginia Stock Corporation Act (the “VSCA”) and (2) duly make all other filings and recordings required by the VSCA in order to effectuate the Reclassification Merger. The Reclassification Merger shall become effective upon the issuance of a certificate of merger by the VSCC or at such later date and time as is agreed between General and Phoenix in writing and specified in the Articles of Reclassification Merger (such date and time of the effectiveness of the Articles of Reclassification Merger being hereinafter referred to as the “Reclassification Merger Effective Time”).

 (b)     Reclassification Merger. Subject to the terms and conditions of this Agreement, in accordance with the VSCA, at the Reclassification Merger Effective Time, Merger Sub 1 shall merge with and into General. General shall be the surviving corporation in the Reclassification Merger, and shall continue its existence as a corporation under the Laws of the Commonwealth of Virginia. As of the Reclassification Merger Effective Time, the separate corporate existence of Merger Sub 1 shall cease.

(c)     Effects of Reclassification Merger. The Reclassification Merger shall have the effects set forth in this Agreement and Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, at the Reclassification Merger Effective Time, the property owned by, and every contract right possessed by, General and Merger Sub 1 will be vested in Surviving General without reversion or impairment, and all liabilities of General and Merger Sub1 will be vested in Surviving General.

(d)     Articles of Incorporation and Bylaws of Surviving General. At the Reclassification Merger Effective Time by virtue of the Reclassification Merger, the articles of incorporation of General shall be amended and restated to be in the form of Exhibit B hereto, and as so amended and restated shall be the articles of incorporation of Surviving General until thereafter amended in accordance with the provisions thereof and applicable Law. Prior to the Reclassification Merger Effective Time, the General Board shall take all actions necessary to amend the bylaws of General as of the Reclassification Merger Effective Time to be substantially in the form of Exhibit C hereto, which, as so amended, shall be the bylaws of Surviving General until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)     Directors and Officers of Surviving General. From and after the Reclassification Merger Effective Time, the directors of General serving immediately prior to the Reclassification Merger Effective Time shall be the directors of Surviving General, until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified in accordance with the articles of incorporation and bylaws of Surviving General. Prior to the Reclassification Merger Effective Time, the General Board shall take all action necessary (i) to fix the size of the General Board at 14 and appoint as directors of General the five individuals set forth on Exhibit D (or if any of such individuals is unwilling or unable to serve as a director of General, or as otherwise requested by Phoenix, a replacement designated by Phoenix who is not an employee of General, Phoenix or any of their respective Subsidiaries reasonably acceptable to the General Board; provided that at least four (4) of the aggregate number of all such individuals designated by Phoenix whether or not set forth on Exhibit D shall qualify as Independent Directors of General (such five individuals, including any such replacements, the “Phoenix Designees,” and all other directors of General as of Reclassification Merger Effective Time, the “General Designees”) to fill such vacancies effective as of the Combination Merger Effective Time, (ii) to disband the Executive Committee of the General Board, (iii)  so that the size of the nominating committee of the General Board is fixed at five and comprised of three Phoenix Designees selected by Phoenix prior to the Reclassification Merger Effective Time (it being agreed that Phoenix may only select for this purpose Phoenix Designees who will be Independent Directors of General as of the Combination Merger Effective Time) (one of such Phoenix Designees selected by Phoenix to be appointed as Chairman of the nominating committee) and two General Designees selected by the General Board (it being agreed that General Board may only select for this purpose General Designees who are Independent Directors of General), and (iv) so that the chair of the compensation committee of the General Board is a Phoenix Designee selected by Phoenix prior to the Reclassification Merger Effective Time (it being agreed that Phoenix may only select for this purpose a Phoenix Designee who will be an Independent Director of General as of the Combination Merger Effective Time) and the chair of the audit committee of the General Board is a General Designee selected by the General Board prior to the Reclassification Merger Effective Time (it being agreed that the General Board may only select for this purpose a General Designee who is an Independent Director of General (provided that the actions pursuant to clauses (i), (ii), (iii) and (iv) shall in each case be conditioned and effective upon the occurrence of the Combination Merger Effective Time). As of the Reclassification Merger Effective Time, the Chairman of the General Board as of the date hereof shall continue to be the Chairman of the General Board and the Vice Chairman of the General Board as of the date hereof shall continue to be the Vice Chairman of the General Board. From and after the Reclassification Merger Effective Time, the officers of General serving immediately prior to the Reclassification Merger Effective Time shall be the officers of Surviving General until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified. Prior to the Reclassification Merger Effective Time, the General Board shall take all actions necessary to appoint the Chief Executive Officer of Phoenix as of the date hereof as Senior Vice President of Broadcast Stations of General effective as of the Combination Merger Effective Time (provided that such appointment shall be conditioned and effective upon the occurrence of the Combination Merger Effective Time).

Section 1.3     Headquarters of General; Name. From and after the Combination Merger Effective Time, the headquarters and principal executive offices of Surviving General shall continue to be located in Richmond, Virginia, and the name of Surviving General shall continue to be “Media General, Inc.”.

Section 1.4     Combination Merger.

(a)     Combination Merger Effective Time. At the Closing, General and Phoenix shall (1) cause a certificate of merger in customary form (the “Certificate of Combination Merger”) with respect to the Combination Merger to be executed and filed with the Secretary of State of the State of Delaware (the “DSS”) in accordance with the Delaware General Corporation Law (the “DGCL”) and (2) duly make all other filings and recordings required by the DGCL in order to effectuate the Combination Merger. The Combination Merger shall become effective immediately after the Reclassification Merger Effective Time or at such other time on the Closing Date after the Reclassification Merger Effective Time as is agreed between General and Phoenix and specified in the Certificate of Combination Merger (such date and time of the effectiveness of the Certificate of Combination Merger being hereinafter referred to as the “Combination Merger Effective Time”).

(b)     The Combination Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL, at the Combination Merger Effective Time, Merger Sub 2 shall merge with and into Phoenix. Phoenix shall be the surviving corporation in the Combination Merger, and shall continue its existence as a corporation under the Laws of the State of Delaware. As of the Combination Merger Effective Time, the separate corporate existence of Merger Sub 2 shall cease.

(c)     Effects of Combination Merger. The Combination Merger shall have the effects set forth in Section 259 of the DGCL. Without limiting the generality of the foregoing, from and after the Combination Merger Effective Time, the Surviving Intermediate Corporation shall possess all properties, rights, privileges, powers and franchises of Phoenix and Merger Sub 2, and all of the claims, obligations, liabilities, debts and duties of Phoenix and Merger Sub 2 shall become the claims, obligations, liabilities, debts and duties of the Surviving Intermediate Corporation.

(d)     Certificate of Incorporation and Bylaws of Surviving Intermediate Corporation. From and after the Combination Merger Effective Time, by virtue of the Combination Merger, the certificate of incorporation and bylaws of Merger Sub 2 shall be the certificate of incorporation and bylaws, as applicable, of the Surviving Intermediate Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)     Directors and Officers of Surviving Intermediate Corporation. From and after the Combination Merger Effective Time, (i) the directors of Merger Sub 2 serving immediately prior to the Combination Merger Effective Time shall be the directors of the Surviving Intermediate Corporation until the Conversion Merger Effective Time, and (ii) the officers of Merger Sub 2 serving immediately prior to the Combination Merger Effective Time shall be the officers of the Surviving Intermediate Corporation until the Conversion Merger Effective Time.

Section 1.5     Conversion Merger

(a)     Conversion Merger Effective Time. At the Closing, General and Phoenix shall (1) cause a certificate of merger in customary form (the “Certificate of Conversion Merger”) with respect to the Conversion Merger to be executed and filed with the DSS in accordance with the DGCL and Delaware Limited Liability Company Act (the “DLLCA”) and (2) duly make all other filings and recordings required by the DGCL in order to effectuate the Conversion Merger. The Conversion Merger shall become effective immediately following the Combination Merger Effective Time or at such other time on the Closing Date after the Combination Merger Effective Time as is agreed between General and Phoenix and specified in the Certificate of Conversion Merger.

(b)     The Conversion Merger. Subject to the terms and conditions of this Agreement, in accordance with the DGCL and the DLLCA, at the Conversion Merger Effective Time, the Surviving Intermediate Corporation shall merge with and into Merger Sub 3. Merger Sub 3 shall be the surviving limited liability company in the Conversion Merger, and shall continue its existence as a limited liability company under the Laws of the State of Delaware. As of the Conversion Merger Effective Time, the separate corporate existence of Surviving Intermediate Corporation shall cease.

(c)     Effects of the Conversion Merger. The Conversion Merger shall have the effects set forth in Section 259 of the DGCL and Section 18-209 of the DLLCA. Without limiting the foregoing, from and after the Conversion Merger Effective Time, the Surviving Company shall possess all properties, rights, privileges, powers and franchises of the Surviving Intermediate Corporation and Merger Sub 3, and all of the claims, obligations, liabilities, debts and duties of Surviving Intermediate Corporation and Merger Sub 3 shall become the claims, obligations, liabilities, debts and duties of the Surviving Company.

(d)     From and after the Conversion Merger Effective Time, by virtue of the Conversion Merger, the certificate of formation and limited liability company agreement of Merger Sub 3 (the “Surviving Company LLC Agreement”), shall be the certificate of formation and the limited liability company agreement, as applicable, of the Surviving Company until thereafter amended in accordance with the provisions thereof and applicable Law.

(e)     Officers of the Surviving Company. From and after the Conversion Merger Effective Time, the officers of Merger Sub 3 serving immediately prior to the Conversion Merger Effective Time shall be the officers of the Surviving Company until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

Section 1.6     Conversion of Stock in Mergers.

(a)     At the Reclassification Merger Effective Time, by virtue of the Reclassification Merger and without any action on the part of General, Merger Sub 1 or any General Shareholder,

(i)     subject to Section 1.10, each share of General Class A Common Stock issued and outstanding immediately prior to the Reclassification Merger Effective Time, and each share of General Class B Common Stock issued and outstanding immediately prior to the Reclassification Merger Effective Time, in each case other than any General Cancelled Shares (as defined below), shall automatically be cancelled and retired and shall cease to exist and be converted into one (1) fully paid, validly issued and nonassessable share of General Voting Common Stock; provided, that the shares of General Class A Common Stock issued and outstanding immediately prior to the Reclassification Merger Effective Time held by Berkshire Hathaway Inc. or any of its Affiliates (the “BH Persons”) as of such time shall be converted on a one-for-one basis into fully paid, validly issued and nonassessable shares of General Non-Voting Common Stock to the extent (but only to such extent) necessary to ensure that, immediately following the Combination Merger Effective Time, the BH Persons will hold no more than four and ninety-nine hundredths percent (4.99%) of the then outstanding shares of General Voting Common Stock;

(ii)     each share of capital stock of General owned, directly or indirectly, by General or any of General’s Subsidiaries or by Phoenix or any of Phoenix’s Subsidiaries immediately prior to the Reclassification Merger Effective Time (collectively, “General Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(iii)     each share of Common Stock, par value $0.01 per share, of Merger Sub 1 issued and outstanding immediately prior to the Combination Merger Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b)     At the Combination Merger Effective Time, by virtue of the Combination Merger and without any action on the part of Surviving General, Merger Sub 2, Phoenix or any Phoenix Equityholder,

(i)     subject to Section 1.8 and Section 1.10, each share of Phoenix Class A Common Stock issued and outstanding immediately prior to the Combination Merger Effective Time, and each share of Phoenix Class B Common Stock issued and outstanding immediately prior to the Combination Merger Effective Time, in each case other than any Phoenix Cancelled Shares (as defined below), shall automatically be cancelled and retired and shall cease to exist and be converted into the right to receive a number of fully paid, validly issued and nonassessable shares of General Voting Common Stock equal to the Exchange Ratio; provided, that in the event that a Phoenix Equityholder elects that all or a portion of such holder’s shares of Phoenix Class A Common Stock and/or shares of Phoenix Class B Common Stock be converted at the Combination Merger Effective Time into shares of General Non-Voting Common Stock by so indicating in a duly executed and properly completed Letter of Transmittal delivered to General prior to the Closing, each of the shares of Phoenix Class A Common Stock and/or shares of Phoenix Class B Common Stock of such holder in respect of which such election is duly made shall instead be automatically cancelled and retired and shall cease to exist and be converted into the right to receive a number of fully paid, validly issued and nonassessable shares of General Non-Voting Common Stock equal to the Exchange Ratio;

(ii)     each share of capital stock of Phoenix held in the treasury of Phoenix or owned, directly or indirectly, by Phoenix or any of Phoenix’s Subsidiaries or General or any of General’s Subsidiaries immediately prior to the Combination Merger Effective Time (collectively, “Phoenix Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii)     each share of Common Stock, par value $0.01 per share, of Merger Sub 2 issued and outstanding immediately prior to the Combination Merger Effective Time shall be one (1) fully paid, validly issued and nonassessable share of Common Stock, par value $0.01 per share (the “Intermediate Common Stock”), of the Surviving Intermediate Corporation; and

(iv)     in accordance with the Phoenix Warrant Agreement (as amended by the Phoenix Support Agreement), each Phoenix Warrant issued and outstanding immediately prior to the Combination Merger Effective Time shall be automatically exchanged for a number of fully paid, validly issued and nonassessable shares of General Voting Common Stock equal to the number of shares of Phoenix Class A Common Stock subject to issuance pursuant to the terms of such Phoenix Warrant immediately prior to the Combination Merger Effective Time multiplied by the Exchange Ratio, subject to Section 1.8; provided, that in the event that a Phoenix Equityholder elects that all or a portion of such holder’s Phoenix Warrants be exchanged at the Combination Merger Effective Time for shares of General Non-Voting Common Stock by so indicating in a duly executed and properly completed Letter of Transmittal delivered to General prior to the Closing, each of the Phoenix Warrants of such holder in respect of which such election is duly made shall instead be automatically exchanged for a number of fully paid, validly issued and nonassessable shares of General Non-Voting Common Stock equal to the number of shares of Phoenix Class A Common Stock subject to issuance pursuant to the terms of such Phoenix Warrant immediately prior to the Combination Merger Effective Time multiplied by the Exchange Ratio, subject to Section 1.8.

(c)     For purposes of this Agreement:

(i)     “Exchange Ratio” means 730.6171.

(ii)     “General Stock Consideration” means, with respect to any Phoenix Equityholder, the whole number of shares of General Voting Common Stock and/or General Non-Voting Common Stock which a Phoenix Equityholder has the right to receive pursuant to Section 1.6(b) in respect of such holder’s shares of Phoenix Common Stock and Phoenix Warrants.

(iii)     “General Exchange Ratio” means one (1), reflecting the number of shares of General Voting Common Stock (or General Non-Voting Common Stock, as the case may be) to be retained in connection with the Combination Merger by former holders of General Class A Common Stock and General Class B Common Stock in respect of each such share (other than General Cancelled Shares).

(d)     At the Conversion Merger Effective Time, by virtue of the Conversion Merger and without any action on the part of Surviving General (other than in respect of the Phoenix Conversion Stockholder Approval), Merger Sub 3, the Surviving Intermediate Corporation, or any shareholder or member thereof, all of the shares of Intermediate Common Stock issued and outstanding immediately prior to the Conversion Merger Effective Time shall be converted, in the aggregate, into a one hundred percent (100%) limited liability company interest of the Surviving Company.

 (e)     In the event that, at any time during the period from the date hereof to the Reclassification Merger Effective Time or the Combination Merger Effective Time, as applicable, Phoenix or General, as applicable, changes (or establishes a record date for changing) the number of shares of Phoenix Common Stock or Phoenix Warrants issued and outstanding, or the number of shares of Phoenix Common Stock subject to the issued and outstanding Phoenix Warrants, or the number of shares of General Class A Common Stock or General Class B Common Stock issued and outstanding, or the number of shares of General Common Stock issued and outstanding (as compared to the number of shares of General Class A Common Stock and General Class B Common Stock outstanding immediately prior to the Reclassification Merger Effective Time) as a result of a stock-split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or Phoenix Warrants, anti-dilution or other adjustment to the terms of the Phoenix Warrants or any similar transaction, in each case other than pursuant to transactions contemplated by this Agreement, then the Exchange Ratio shall be appropriately and proportionally adjusted to reflect fully the effect of such change.

Section 1.7     General Stock Options and Other Stock-Based Awards.

(a)     Prior to the Reclassification Merger Effective Time, General and the General Board and the Compensation Committee of the General Board shall take all actions necessary so that:

(i)     each General Stock Option that is outstanding immediately prior to the Reclassification Merger Effective Time shall become, as of the Reclassification Merger Effective Time, an option (a “General Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such General Stock Option immediately prior to the Reclassification Merger Effective Time, the number of shares of General Voting Common Stock that is equal to the number of shares of General Class A Common Stock subject to such General Stock Option immediately prior to the Reclassification Merger Effective Time, at an exercise price per share of General Voting Common Stock equal to the exercise price for each such share of General Class A Common Stock subject to such General Stock Option immediately prior to the Reclassification Merger Effective Time (including applicable vesting, exercise and expiration provisions); and

(ii)     each share of General Restricted Stock and each right of any kind, contingent or accrued, to receive shares of General Class A Common Stock or benefits measured in whole or in part by the value of a number of shares of General Class A Common Stock granted by General outstanding immediately prior to the Reclassification Merger Effective Time (including General DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than General Stock Options (each, other than General Stock Options, a “General Stock-Based Award”), shall become, as of the Reclassification Merger Effective Time, an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such General Stock-Based Award immediately prior to the Reclassification Merger Effective Time, with respect to the number of shares of General Voting Common Stock that is equal to the number of shares of General Class A Common Stock subject to the General Stock-Based Award immediately prior to the Reclassification Merger Effective Time (a “General Exchange Stock-Based Award”). For the avoidance of doubt, shares of General Class A Common Stock issued in connection with the settlement of General Stock-Based Awards which vest on or prior to the Reclassification Merger Effective Time (including vested General Restricted Stock) shall be treated in the manner set forth in Section 1.6(a)(i).

(b)     Surviving General agrees, from and after the Reclassification Merger Effective Time, to use its reasonable efforts to maintain on file with the SEC an effective registration statement on Form S-8 or other appropriate form under the Securities Act to register shares of General Voting Common Stock issuable upon exercise of the General Exchange Options and settlement of General Exchange Stock-Based Awards.

Section 1.8     Stock Certificates; Book Entry Shares; Letters of Transmittal, Etc.

(a)     Each certificate that immediately prior to the Reclassification Merger Effective Time represented shares of General Class A Common Stock or shares of General Class B Common Stock and all shares of General Class A Common Stock and General Class B Common Stock held in book-entry form immediately prior to the Reclassification Merger Effective Time, in each case other than General Cancelled Shares and shares of General Class B Common Stock in respect of which appraisal rights are properly demanded and perfected in accordance with the VSCA, shall from and after the Reclassification Merger Effective Time represent an equal number of shares of General Voting Common Stock, except that certificates representing shares of General Class A Common Stock of the BH Persons that are converted into shares of General Non-Voting Common Stock in accordance with Section 1.6(a)(i) shall from and after the Reclassification Merger Effective Time represent an equal number of shares of General Non-Voting Common Stock.

(b)     As promptly as practicable after the date hereof, Phoenix shall (i) mail or otherwise deliver to each Phoenix Equityholder a Letter of Transmittal, substantially in the form attached hereto as Exhibit E (a “Letter of Transmittal”), for use in making the election to receive shares of General Non-Voting Common Stock as contemplated by Section 1.6(b)(i) and 1.6(b)(iv), and effecting the surrender of the certificates representing shares of Phoenix Common Stock or Phoenix Warrants (“Phoenix Certificates”) or shares of Phoenix Common Stock or Phoenix Warrants held in book-entry form (“Phoenix Book-Entry Securities”) in exchange for certificates or evidence of shares in book-entry form representing the General Stock Consideration (together with any cash in lieu of fractional shares pursuant to Section 1.8(f) that such Phoenix Equityholder will have the right to receive upon the Combination Merger Effective Time), and (ii) prepare and mail or otherwise deliver to each holder of shares of Phoenix Common Stock the notices, if any, required to be delivered to such holder pursuant to Sections 228(e) and 262(d)(2) of the DGCL (the “DGCL Notices”), together with any required information statement describing the Combination Merger and this Agreement (a “Phoenix Information Statement”). General shall, upon request, furnish to Phoenix all information concerning General, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably requested by Phoenix for inclusion in the DGCL Notices and/or any Phoenix Information Statement. In preparing the DGCL Notices and any Phoenix Information Statement, Phoenix shall consult with General, and prior to mailing or otherwise delivering any DGCL Notice or Phoenix Information Statement to any holder or holders of shares of Phoenix Common Stock, Phoenix shall provide General with a an opportunity to review and comment on such documents (including the proposed final version of such documents).

(c)     Promptly following the Combination Merger Effective Time, Surviving General shall (i) issue to each former Phoenix Equityholder that has surrendered prior to the Combination Merger Effective Time Phoenix Certificates and/or Phoenix Book-Entry Securities, in each case together with a duly executed and properly completed Letter of Transmittal, certificates or evidence of shares in book-entry form representing the General Stock Consideration that such former Phoenix Equityholder is entitled to receive pursuant to Section 1.6(b), and (ii) shall make to such Phoenix Equityholder any cash payment that such former Phoenix Equityholder is entitled to receive pursuant to Section 1.8(f).

(d)     Upon Surviving General’s receipt from a former Phoenix Equityholder at any time following the Combination Merger Effective Time of Phoenix Certificates and/or Phoenix Book-Entry Securities, in each case together with a duly executed and properly completed Letter of Transmittal, Surviving General shall promptly (i) issue to such former Phoenix Equityholder certificates or evidence of shares in book-entry form representing the General Stock Consideration that such former Phoenix Equityholder is entitled to receive pursuant to Section 1.6(b), and (ii) shall make to such Phoenix Equityholder any cash payment that such former Phoenix Equityholder is entitled to receive pursuant to Section 1.8(f).

(e)     From and after the Combination Merger Effective Time, until surrendered as contemplated by Section 1.8(d), each Phoenix Certificate and/or Phoenix Book-Entry Security shall be deemed to represent only the right to receive upon such surrender, in each case together with a duly executed and properly completed Letter of Transmittal, certificates or evidence of shares in book-entry form representing the General Stock Consideration that the holder of such Phoenix Certificate and/or Phoenix Book-Entry Security is entitled to receive pursuant to Section 1.6(b), and any cash payment that such holder is entitled to receive pursuant to Section 1.8(f). No interest will be paid or will accrue on any such consideration. The issuance of General Stock Consideration and the payment of any cash payment required to be made pursuant to Section 1.8(f) in respect of shares of Phoenix Common Stock and/or Phoenix Warrants in accordance with the terms of this Agreement shall be deemed issued and paid in full satisfaction of all rights pertaining to such shares of Phoenix Common Stock and or Phoenix Warrants (other than the right to receive dividends or other distributions, if any, in accordance with Section 1.8(h)).

(f)     No certificates or book-entry securities representing less than one share of General Voting Common Stock or General Non-Voting Common Stock shall be issued in the Combination Merger as a result of the conversion provided for in Section 1.6(b), but in lieu thereof each Phoenix Equityholder otherwise entitled to a fractional share of General Voting Common Stock (after aggregating the total number of shares of General Voting Common Stock that such Phoenix Equityholder has the right to receive pursuant to Section 1.6(b)) and/or a fractional share of General Non-Voting Common Stock (after aggregating the total number of shares of General Non-Voting Common Stock that such Phoenix Equityholder has the right to receive pursuant to Section 1.6(b)) shall be entitled to receive from Surviving General, in accordance with the provisions of this Section 1.8(f), a cash payment in lieu of such fractional shares equal to (i) the fraction of a share of General Voting Common Stock or General Non-Voting Common Stock, as applicable, that such Phoenix Equityholder would otherwise be entitled to multiplied by (ii) the closing price of the General Class A Common Stock on the NYSE on the trading day immediately prior to the Closing Date. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Surviving General that would otherwise be caused by the issuance of fractional shares.

(g)     After the Combination Merger Effective Time, there shall be no further transfer on the records of Phoenix of shares of Phoenix Common Stock or Phoenix Warrants which have been converted, pursuant to this Agreement, into the right to receive the consideration set forth herein, and if any Phoenix Certificates and/or Phoenix Book-Entry Securities are presented to Surviving General or the Surviving Company for transfer, together with a duly executed and properly completed Letter of Transmittal, they shall be cancelled against delivery of shares of General Common Stock representing the General Stock Consideration of the applicable former Phoenix Equityholder in respect of such shares or Phoenix Warrants (together with any cash in lieu of fractional shares pursuant to Section 1.8(f)).

(h)     No dividends or other distributions declared or made with respect to shares of General Common Stock with a record date after the Combination Merger Effective Time shall be paid to the holder of any unsurrendered Phoenix Certificate and/or Phoenix Book-Entry Securities, unless and until the former Phoenix Equityholder shall surrender such Phoenix Certificate and/or Phoenix Book-Entry Securities. Subject to the effect of abandoned property, escheat or other applicable Laws, following Surviving General’s receipt from a former Phoenix Equityholder of a Phoenix Certificate and/or Phoenix Book-Entry Securities, in each case together with a duly executed and properly completed Letter of Transmittal, there shall be paid to the holder thereof the General Stock Consideration issuable in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Combination Merger Effective Time theretofore paid with respect to such General Stock Consideration and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Combination Merger Effective Time but prior to such surrender and a payment date subsequent to such surrender, payable with respect to such General Stock Consideration.

(i)     None of Surviving General, Merger Sub 1, Merger Sub 2, Merger Sub 3 nor Phoenix shall be liable to any Person in respect of any shares of Phoenix Common Stock (or dividends or distributions with respect thereto) or Phoenix Warrants for any amount required to be delivered to a public official pursuant to any applicable abandoned property, escheat or similar Laws.

(j)     If any consideration is to be paid to a Person other than the Person in whose name the applicable Phoenix Certificate and/or Phoenix Book-Entry Security surrendered in exchange therefor is registered, it shall be a condition to such exchange that the Person requesting such exchange shall pay to General any transfer Taxes or other Taxes required by reason of the payment of such consideration to a Person other than that of the registered holder of the Phoenix Certificate and/or Phoenix Book-Entry Security so surrendered, or such Person shall establish to the reasonable satisfaction of General that such Tax has been paid or is not applicable.

(k)     If any Phoenix Certificate shall have been lost, stolen or destroyed, upon such Person’s (i) making of an affidavit of that fact claiming such certificate to be lost, stolen or destroyed, (ii) delivery to General of a bond of indemnity in an amount and upon terms reasonably satisfactory to General, and (iii) execution and delivery of a Letter of Transmittal, General will pay, in exchange for such lost, stolen or destroyed certificate, the amount and type of consideration to be paid in respect of each share of Phoenix Common Stock or Phoenix Warrant represented by such certificate in accordance with the terms of this Agreement.

(l)     Legends. Each certificate representing General Stock Consideration shall bear a legend in the following form (in addition to any other legend required under applicable state and foreign securities Laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS THE ISSUER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.”

In addition, with respect to any General Stock Consideration, including any General Stock Consideration issued in book-entry form, a notation comparable to the foregoing legend shall be reflected on the books and records of Surviving General (in addition to any other notation required under applicable state and foreign securities Laws).

Section 1.9     Withholding Rights.  Each of Surviving General, the Surviving Intermediate Corporation and the Surviving Company (and any agent acting on behalf of any of them) shall be entitled to deduct and withhold from the consideration otherwise payable under this Agreement such amounts as are required to be deducted or withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Law. To the extent that amounts are so withheld or deducted and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Section 1.10     Dissenters’ Rights.

(a)     Shares of Phoenix Common Stock in respect of which the holders thereof have complied with all requirements for demanding and perfecting appraisal rights as set forth in Section 262 of the DGCL (such holders, “Phoenix Dissenting Stockholders”) shall not be converted into or represent the right to receive the consideration provided for in Section 1.6(b). Phoenix Dissenting Stockholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of Section 262 of the DGCL. Each share of Phoenix Common Stock held by holders who shall have failed to timely perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under Section 262 of the DGCL shall thereupon be deemed to have been converted into, as of the Combination Merger Effective Time, the right to receive the consideration provided for in Section 1.6(b), without any interest thereon, upon surrender, in the manner provided in Section 1.8, of such shares together with delivery of a duly executed and properly completed Letter of Transmittal. Phoenix shall give General prompt written notice of any assertions of, or withdrawals of assertions of, appraisal rights by holders of shares of Phoenix Common Stock in connection with the Combination Merger and any instrument in respect thereof received by Phoenix, and Phoenix shall provide General the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. Prior to the Combination Merger Effective Time, except as required by Law, Phoenix shall not without the prior written consent of General make any payment with respect to, or settle or offer to settle, any such demands, or agree to any of the foregoing.

(b)     Shares of General Class B Common Stock in respect of which the holders thereof have complied with all requirements for demanding and perfecting appraisal rights as set forth in Article 15 of the VSCA (such holders, “General Dissenting Shareholders”) shall not be converted into or represent the right to receive the consideration provided for in Section 1.6(a). General Dissenting Shareholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA. Each share of General Class B Common Stock held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Reclassification Merger Effective Time, the right to receive the consideration provided for in Section 1.6(a), without any interest thereon. General shall give Phoenix prompt written notice of any assertions of, or withdrawals of assertions of, appraisal rights by holders of General Class B Common Stock in connection with the Reclassification Merger and any instrument in respect thereof received by General. General shall provide Phoenix the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the VSCA. Prior to the Combination Merger Effective Time, except as required by Law, General shall not without the prior written consent of Phoenix make any payment with respect to, or settle or offer to settle, any such demands, or agree to any of the foregoing.

(c)     The parties hereto agree that, if General determines that it would be advantageous to do so, the parties will work together in good faith to restructure the business combination of General and Phoenix contemplated hereby (provided that such restructured business combination shall provide the General Shareholders and Phoenix Equityholders with the same relative economic ownership in the combined company as provided by the business combination contemplated by this Agreement as in effect on the date hereof), and the parties hereto shall enter into such amendments as are necessary or appropriate to reflect any such restructuring. Without limiting the generality of the foregoing, such restructured business combination may be effected by means of (i) an amendment to the Phoenix Charter, (ii) the creation of a holding company that would acquire 100% of the outstanding shares of capital stock of Phoenix pursuant to a merger effected in accordance with Section 251(g) of the DGCL and (iii) the merger of a wholly owned subsidiary of such holding company with and into General.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PHOENIX

Except as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “Phoenix Disclosure Letter”) delivered by Phoenix to General prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the Phoenix Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), Phoenix hereby represents and warrants to General as follows:

Section 2.1     Corporate Organization.

(a)     Phoenix is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Phoenix has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Phoenix.

(b)     True, correct and complete copies of the certificate of incorporation of Phoenix (the “Phoenix Charter”), the bylaws of Phoenix (the “Phoenix Bylaws”), the Phoenix Equityholders Agreement, the Phoenix Registration Rights Agreement, the Phoenix Warrant Agreement, and any similar agreements relating to the shares of Phoenix Common Stock or Phoenix Warrants to which Phoenix or any of its Subsidiaries is a party, as in effect as of the date of this Agreement, have previously been made available to General, and none of such documents or agreements has been amended after the date hereof except as expressly permitted by this Agreement (including pursuant to the Phoenix Support Agreement and the Phoenix Registration Rights Amendment).

(c)     Each of Phoenix’s Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and (iii) has all requisite corporate or comparable power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Phoenix. Section 2.1(c) of Phoenix Disclosure Letter sets forth as of the date of this Agreement the name of each Phoenix Subsidiary, the number of shares or other equity interests and classes of capital stock or other equity ownership interests held in such Phoenix Subsidiary by Phoenix, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such Phoenix Subsidiary.

(d)     Other than Phoenix’s Subsidiaries, Phoenix does not hold any interests, either directly or indirectly, in any other entities.

Section 2.2     Capitalization.

(a)     The authorized capital stock of Phoenix consists solely of 500,000 shares of Phoenix Class A Common Stock, of which, as of the date of this Agreement and as of immediately prior to the Combination Merger Effective Time, 65,428 shares are issued and outstanding (other than any increase as a result of exercise of Phoenix Warrants outstanding on the date hereof after the date hereof, or any decrease as a result of conversions into Phoenix Class B Common Stock), and 500,000 shares of Phoenix Class B Common Stock, of which, as of the date of this Agreement and as of immediately prior to the Combination Merger Effective Time, 0 shares are issued and outstanding (other than any increase as a result of conversions of Phoenix Class A Common Stock). As of the date of this Agreement and as of immediately prior to the Combination Merger Effective Time, no shares of Phoenix Common Stock are held in Phoenix’s treasury or owned, directly or indirectly, by Phoenix or any of Phoenix’s Subsidiaries. All of the issued and outstanding shares of Phoenix Common Stock have been duly authorized and validly issued, are fully paid, nonassessable, and free of preemptive rights, and have been issued in compliance with all applicable securities Laws. Except for Phoenix Warrants exercisable for 16,959 shares of Phoenix Class A Common Stock (subject to reduction in the event of any exercise after the date hereof resulting in an equivalent increase in the number of outstanding shares of Phoenix Class A Common Stock) and for the right of holders of Phoenix Class A Common Stock to convert to Phoenix Class B Common Stock and vice versa, none of Phoenix nor any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of Phoenix Common Stock or any other equity securities of Phoenix or any rights to purchase or otherwise receive any shares of Phoenix Common Stock or any other equity securities of Phoenix, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Phoenix has not issued or awarded, or authorized the issuance or award of, any options, restricted stock or other equity-based awards under the Phoenix Benefit Plans or otherwise, and there are no options, restricted stock or other equity-based awards issued by Phoenix or any Phoenix Subsidiary currently outstanding under the Phoenix Benefit Plans or otherwise. There are no outstanding bonds, debentures, notes or other Indebtedness of Phoenix having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of Phoenix Common Stock may vote. Other than the Phoenix Registration Rights Agreement, there are no outstanding agreements or other obligations of Phoenix or any of its Subsidiaries requiring the registration for sale of any shares of Phoenix Class A Common Stock, Phoenix Class B Common Stock, or other equity interests in Phoenix or any of its Subsidiaries.

(b)     Section 2.2(b) of the Phoenix Disclosure Letter sets forth, as of the date hereof, each record owner, and to the Knowledge of Phoenix, each beneficial owner, of any shares of Phoenix Common Stock and of any Phoenix Warrants, including (i) with respect to shares of Phoenix Common Stock, the number and class of shares owned of record and, to the Knowledge of Phoenix, beneficially by such owner, and (ii) with respect to Phoenix Warrants, the number and class of shares for which each such Phoenix Warrant is exercisable and the exercise price therefor.

(c)     As of the date hereof, no claim has been made or, to the Knowledge of Phoenix, threatened, against Phoenix or any Subsidiary of Phoenix asserting that any Person other than a Person listed on Section 2.2(b) of the Phoenix Disclosure Letter is the record and/or beneficial owner of, or has the right to acquire record and/or beneficial ownership of, any shares of Phoenix Common Stock or any other equity securities of Phoenix. To the Knowledge of Phoenix, as of the date hereof, each Phoenix Equityholder is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its investment in Surviving General and is able to bear such risks and will be acquiring General Common Stock pursuant to the Combination Merger without a view to any resale or distribution thereof, other than pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements under the Securities Act. Except as would not be, either individually or in the aggregate, reasonably likely to have a Material Adverse Effect on Phoenix, other than in respect of the Shield Companies, (x) all of the issued and outstanding shares of capital stock or other equity ownership interests of each Phoenix Subsidiary are owned by Phoenix, either directly or through ownership of another wholly owned Phoenix Subsidiary, free and clear of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (“Liens”) (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, are free of preemptive rights, and have been issued in compliance with all applicable securities Laws and (y) none of Phoenix or any Phoenix Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any Phoenix Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities.

Section 2.3     Authority; No Violation.

(a)     Phoenix has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Phoenix Board. Except for the Phoenix Approvals, no corporate proceedings on the part of Phoenix or vote, consent or approval of the Phoenix Equityholders are necessary to approve this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Phoenix and (assuming due authorization, execution and delivery by General, Merger Sub 1, Merger Sub 2 and Merger Sub 3) constitutes the valid and binding obligation of Phoenix, enforceable against Phoenix in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). The Phoenix Board has unanimously adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby, including the Combination Merger and the Conversion Merger, are advisable, fair to, and in the best interests of, the Phoenix Equityholders, (ii) approving this Agreement and the transactions contemplated hereby, including the Combination Merger and the Conversion Merger, and (iii) recommending that the Phoenix Equityholders execute written consents approving and adopting this Agreement and the transactions contemplated hereby, including the Combination Merger.

(b)     None of the execution and delivery of this Agreement, the Phoenix Support Agreement, the Standstill Agreement, the Phoenix Registration Rights Amendment, the Registration Rights Agreement or the General Support Agreement (collectively, the “Transaction Documents” and each, a “Transaction Document”), nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will (i) violate any provision of the Phoenix Charter or the Phoenix Bylaws or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 2.4 are duly obtained and/or made, (A) violate any Law or Order applicable to Phoenix, any of its Subsidiaries or any of their respective properties or assets, (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other binding instrument or obligation, whether written or unwritten (collectively, “Contracts”), to which Phoenix or any of its Subsidiaries is a party, or (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of Phoenix or any of its Subsidiaries, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Phoenix.

Section 2.4     Consents and Approvals.  None of the execution and delivery of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require Phoenix or any of its Affiliates to make, deliver or obtain any filing, notice, registration, consent, approval, authorization or Permit with, to or from any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization (each a “Governmental Entity”), except for (i) the filing by Phoenix of the Certificate of Combination Merger with, and the acceptance of the Certificate of Combination Merger by, the DSS, (ii) any notices or filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports, or informational filings required in connection therewith under the Communications Act and the FCC Rules, and (iv) any such filing, notice, registration, consent, approval, authorization or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Phoenix and would not be reasonably likely to prevent or materially delay the consummation by Phoenix of the Combination Merger. To the Knowledge of Phoenix, there are no facts or circumstances related to Phoenix or any of its Affiliates, including their respective FCC qualifications, which might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent, (b) materially delay obtaining the FCC Consent or (c) cause the FCC to impose any material condition on its granting of the FCC Consent.

Section 2.5     Financial Statements.

(a)      Section 2.5(a) of the Phoenix Disclosure Letter contains true, correct and complete copies of (i) the audited consolidated financial statements of Phoenix and its Subsidiaries consisting of the audited consolidated balance sheets of Phoenix and its Subsidiaries as of December 31, 2012 and 2011, and the related audited consolidated statements of comprehensive income, stockholders’ equity and cash flows for Phoenix and its Subsidiaries for the years ended December 31, 2012 and 2011, (ii) the audited consolidated financial statements of Phoenix and its Subsidiaries consisting of audited consolidated balance sheets of Phoenix and its Subsidiaries as of December 31, 2011 and 2010, and the related audited consolidated statements of operations, stockholders’ (deficit) equity and cash flows for Phoenix and its Subsidiaries for the year ended December 31, 2011 and the six months ended December 31, 2010 and for Young Broadcasting Inc. and its Subsidiaries for the six months ended June 30, 2010, (iii) the audited consolidated financial statements of Phoenix and its Subsidiaries consisting of audited consolidated balance sheets of Phoenix and its Subsidiaries as December 31, 2010 and of Young Broadcasting Inc. and its Subsidiaries as of December 31, 2009, and the related audited consolidated statements of operations, stockholders’ (deficit) equity and cash flows for Phoenix and its Subsidiaries for the six months ended December 31, 2010 and for Young Broadcasting Inc. and its Subsidiaries for the six months ended June 30, 2010 and for the year ended December 31, 2009 (the financial statements referred to in clauses (i), (ii) and (iii) being referred to herein as the “Audited Phoenix Financial Statements”), and (iv) the unaudited consolidated financial statements of Phoenix and its Subsidiaries consisting of the unaudited consolidated balance sheet of Phoenix and its Subsidiaries as of March 31, 2013, and the related unaudited consolidated statement of operations and cash flows for the three-month period ended March 31, 2013 (the “Unaudited Phoenix Financial Statements” and, together with the Audited Phoenix Financial Statements, including the related notes and schedules the “Phoenix Financial Statements”). The Phoenix Financial Statements have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods presented, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to the absence of footnotes and normal year-end adjustments which will not be material, either individually or in the aggregate. The Phoenix Financial Statements fairly present, in all material respects, the consolidated financial position of Phoenix (or Young Broadcasting, Inc. as applicable) and its subsidiaries as of the dates thereof and the results of their operations, their cash flow and changes in their stockholders equity for the periods reflected therein, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to the absence of footnotes and normal year-end adjustments which will not be material, either individually or in the aggregate. The Phoenix Financial Statements have been prepared from, and are in accordance with, the books and records of Phoenix and its Subsidiaries (or, where applicable, Young Broadcasting, Inc. and its Subsidiaries).

(b)     To the Knowledge of Phoenix, Section 2.5(b) of the Phoenix Disclosure Letter sets forth a materially accurate statement of the revenue and expense information described therein for the stations represented thereon for the years ended December 31, 2011 and December 31, 2012.

Section 2.6     Broker’s Fees.  Neither Phoenix nor any Phoenix Subsidiary nor any of their respective officers or directors has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Combination Merger or other transactions contemplated by this Agreement or the other Transaction Documents, other than Wells Fargo Securities, LLC (“Wells Fargo Securities”); and a true and complete copy of the agreement with respect to such engagement has previously been made available to General.

Section 2.7     Absence of Certain Changes or Events.  Since December 31, 2012 through the date hereof, (i) Phoenix and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, (ii) there has not been any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on Phoenix, and (iii) none of Phoenix or its Subsidiaries has taken any action (other than entry into agreements, transactions or other actions described in the Phoenix Disclosure Letter) that would require the consent of General pursuant to Section 4.2 had such action occurred after the date of this Agreement and prior to the Closing.

Section 2.8     Legal Proceedings.  Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on Phoenix, there are no (i) actions, claims, suits, arbitrations, investigations or proceedings (each, an “Action”) pending (or, to the Knowledge of Phoenix, threatened) against or affecting Phoenix or any of its Subsidiaries, or any of their respective properties, at law or in equity, or (ii) orders, judgments, injunctions, awards, stipulations, decrees or writs handed down, adopted or imposed by, including any consent decree, settlement agreement or similar written agreement with, any Governmental Entity (collectively, “Orders”), against or affecting Phoenix or any of its Subsidiaries or any of their respective properties.

Section 2.9     Taxes.

(a)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix: (i) Phoenix and each of its Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) Phoenix and each of its Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return; (iii) all Taxes that Phoenix and each of its Subsidiaries were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the appropriate Governmental Entity; (iv) no examination or audit of any Tax Return of Phoenix or any of its Subsidiaries, or with respect to any Taxes due from Phoenix or any of its Subsidiaries, by any taxing authority is in progress or, to the Knowledge of Phoenix, threatened; (v) there is no outstanding assessment or deficiency of Tax asserted in writing against Phoenix or any of its Subsidiaries; (vi) neither Phoenix nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that Phoenix or the Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vii) there are no Liens with respect to Taxes upon any of the assets or properties of Phoenix or any of its Subsidiaries, other than Permitted Liens; (viii) neither Phoenix nor any of its Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (ix) neither Phoenix nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date or (E) election by Phoenix or any Phoenix Subsidiary under Section 108(i) of the Code.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, neither Phoenix nor any of its Subsidiaries has: (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed; (iii) executed or filed any power of attorney with any taxing authority, which is still in effect; or (iv) any liability for any Taxes of any Person (other than Phoenix or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise.

(c)     Phoenix and each of its Subsidiaries have made available to General complete and accurate copies of all U.S. federal and applicable state and local income and other material Tax Returns filed for taxable years ending on or after, and other material reports or agreements to the extent they relate to Taxes (which could include examination reports, closing agreements, settlement agreements and statements of deficiencies assessed against or agreed to by Phoenix or any of its Subsidiaries) received or entered into since, December 31, 2010.

(d)     Neither Phoenix nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is Phoenix).

(e)     Phoenix has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f)     Neither Phoenix nor any of its Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of Phoenix or its Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

(g)     This Agreement sets forth the complete terms of the Combination Transaction. Neither Phoenix nor any Phoenix Subsidiary has taken any other action or knows of any other fact relating to the Combination Transaction that would reasonably be expected to prevent the Combination Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h)     As of December 31, 2012, Phoenix has net operating loss carryforwards of approximately $226 million for U.S. federal income tax purposes (the “Phoenix NOL Carryforwards”). None of the Phoenix NOL Carryforwards are currently subject to any limitation under Section 382 or 384 of the Code, Treasury Regulation Sections 1.1502-15 or 1.1502-21, or otherwise.

Section 2.10     Employee Benefits.

(a)     Section 2.10(a) of the Phoenix Disclosure Letter includes a complete list of all material Phoenix Benefit Plans and all Phoenix Employment Agreements that provide for annual compensation in excess of $100,000.

(b)     With respect to each Phoenix Benefit Plan, Phoenix has delivered or made available to General a true, correct and complete copy of: (i) each writing constituting a part of such Phoenix Benefit Plan; (ii) the current summary plan description, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report, if any; (v) the most recent determination letter from the IRS, if any; (vi) each trust agreement, group annuity contract, group insurance contract, administrative service agreement, fidelity bond, and fiduciary liability insurance policy relating to any such Phoenix Benefit Plan, if any; (vii) the most recent nondiscrimination test reports for each applicable Phoenix Benefit Plan; and (viii) all material communications received in writing from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor, or any other Governmental Entity. Phoenix has delivered or made available to General a correct and complete copy of each Phoenix Employment Agreement.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, all contributions required to be made to any Phoenix Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any Phoenix Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

(d)     Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Phoenix, (i) with respect to each Phoenix Benefit Plan, Phoenix and its Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such Phoenix Benefit Plans, (ii) each Phoenix Benefit Plan has been administered in all respects in accordance with its terms, (iii) none of Phoenix, its Subsidiaries and its ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the Phoenix Benefit Plans or their related trusts, Phoenix, any of its Subsidiaries, any of its ERISA Affiliates or any person that Phoenix or any of its Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) Phoenix does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

(e)     Section 2.10(e) of the Phoenix Disclosure Letter identifies each Phoenix Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“Phoenix Qualified Plans”). The IRS has issued a favorable determination letter with respect to each Phoenix Qualified Plan and the related trust that has not been revoked or Phoenix is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of Phoenix, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any Phoenix Qualified Plan or the related trust that cannot be corrected without material liability to Phoenix.

(f)     (i) Section 2.10(f) of the Phoenix Disclosure Letter lists each Phoenix Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code (each, a “Phoenix Pension Plan”). With respect to each Phoenix Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; (ii) as of the most recent valuation date, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) of such plan is at least 80%; (iii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained; and (iv) no reportable event (as defined in Section 4043 of ERISA) has occurred or, to the Knowledge of Phoenix, is reasonably expected to occur. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by Phoenix or any of its ERISA Affiliates (other than for the payment of premiums), and there are no premium payments which have become due that are unpaid. No Phoenix Benefit Plan is a Multiemployer Plan or a plan that has two (2) or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”) and none of Phoenix and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(g)     Phoenix and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to Phoenix and its Subsidiaries. No Phoenix Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Any Phoenix Benefit Plan that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

(h)     Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of Phoenix or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by Phoenix or its Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from Phoenix or any of its Subsidiaries as a result of the imposition of excess taxes required by section 4999 of the Code or any taxes required by section 409A of the Code

(i)     Section 2.10(i) of the Phoenix Disclosure Letter contains a true and complete list of all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which Phoenix or any of its Subsidiaries is a party or to which any of their current or former employees is subject (collectively, the “Phoenix Labor Agreements”). Phoenix has provided or made available to General true and complete copies of each Phoenix Labor Agreement. No material labor strike or organized work stoppage against Phoenix or any of its Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of Phoenix, is threatened. There are no material disputes pending or, to the Knowledge of Phoenix, threatened, between Phoenix or any of its Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of Phoenix or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of Phoenix, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of Phoenix, there are no current union organization activities or representation questions involving employees, of Phoenix or any of its Subsidiaries.

(j)     Except as would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on Phoenix, each of Phoenix and its Subsidiaries is in compliance with all Phoenix Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health. To the Knowledge of Phoenix, Phoenix and its Subsidiaries are not currently subject to any investigation by any Governmental Entity charged with policing fair employment, discrimination, equal pay, minimum wage or other similar Laws relating to any of the foregoing.

(k)     None of Phoenix or any of its Subsidiaries has any material liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by Phoenix or any of its Subsidiaries (each, a “Phoenix Contingent Worker”) and no Phoenix Contingent Worker has been improperly excluded from any Phoenix Benefit Plan.

(l)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, there are no pending or, to the Knowledge of Phoenix, threatened, actions, suits or claims with respect to any Phoenix Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Phoenix Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of Phoenix, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any Phoenix Benefit Plan.

(m)     There has been no material adverse change in the aggregate funding status of the Phoenix Benefit Plans that are defined benefit pension plans or that provide post-retirement health and welfare benefits from the funding status as of December 31, 2012 as disclosed on Section 2.10(m) of the Phoenix Disclosure Letter.

Section 2.11     Compliance with Law; Permits.

(a)     Phoenix and each of its Subsidiaries is in compliance with and is not in default under or in material violation of any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity (collectively, “Laws” and each, a “Law”), except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, (i) Phoenix and its Subsidiaries have all Permits that are necessary for Phoenix and its Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) Phoenix and its Subsidiaries are not in violation or breach of, or default under, any of its Permits.

(c)     The Phoenix Subsidiaries identified on Section 2.11(c) of the Phoenix Disclosure Letter are the holders of the Phoenix FCC Licenses identified thereon, which constitute all of the Phoenix FCC Licenses of the Phoenix Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, the Phoenix FCC Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, Phoenix and the Phoenix Subsidiaries (i) operate each Phoenix Station and have operated each Phoenix Station in compliance with the Communications Act and the FCC Rules and the applicable Phoenix FCC Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the Phoenix FCC Licenses, (iii) have paid or caused to be paid all FCC regulatory fees due in respect to each Phoenix Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the Phoenix FCC Licenses or construction Permits issued to modify the Phoenix FCC Licenses. To the Knowledge of Phoenix, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or, to the Knowledge of Phoenix, threatened before the FCC relating to the Phoenix Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 5.3(c)(iii), none of Phoenix or the Phoenix Subsidiaries, nor any of the Phoenix Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the Phoenix Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding. There is not (i) pending, or, to the Knowledge of Phoenix, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such Phoenix FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability or (D) order of forfeiture, in each case, against the Phoenix Stations, Phoenix or any Phoenix Subsidiary with respect to the Phoenix Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such Phoenix FCC Licenses. The Phoenix FCC Licenses have been issued for the terms expiring as indicated on Section 2.11(c) of the Phoenix Disclosure Letter and the Phoenix FCC Licenses are not subject to any material condition except for those conditions appearing on the face of the Phoenix FCC Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 2.11(c) of the Phoenix Disclosure Letter.

Section 2.12     Certain Contracts.

(a)     As of the date hereof, neither Phoenix nor any of its Subsidiaries is a party to or bound by:

(i)     any Contract relating to Indebtedness of Phoenix or any of its Subsidiaries (other than such Contracts between Phoenix and its wholly owned Subsidiaries);

(ii)     any Contract under which Phoenix or any of its Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by Phoenix or its wholly owned Subsidiaries in wholly owned Subsidiaries of Phoenix);

(iii)     any Contract that limits or purports to limit or restrict in any material respect the ability of Phoenix or any of its Subsidiaries or Affiliates (including General and its Subsidiaries after the Combination Merger) to compete in any business or geographic area;

(iv)     any material partnership, joint venture, limited liability company or similar Contract;

(v)     any Contract that is a local marketing agreement, joint sales agreement or similar agreement;

(vi)     any Contract relating to Program Rights under which it would reasonably be expected that Phoenix and its Subsidiaries would make annual payments of $100,000 or more;

(vii)     any network affiliation Contract or similar Contract;

(viii)     any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 10,000 paid subscribers with respect to each Phoenix Station;

(ix)     any material Barter Agreement;

(x)     any Contract with a Governmental Entity;

(xi)     any Contract for the acquisition, sale, lease or license of material properties or assets of or by Phoenix or any of its Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since June 24, 2010;

(xii)     any Contract governing a Phoenix Related Party Transaction;

(xiii)     any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of Phoenix; or

(xiv)     any other Contract or series of related Contracts under which it would reasonably be expected that Phoenix and its Subsidiaries would receive or make annual payments of $750,000 or more;

(the Contracts of the type described in clauses (i) through (xiv) above being referred to herein as the “Phoenix Material Contracts”). A true, correct and complete copy of each Phoenix Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof has heretofore been made available to General.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, with respect to each of the Phoenix Material Contracts, (i) such Phoenix Material Contract is valid and binding on Phoenix or the Phoenix Subsidiaries, as applicable, (ii) none of Phoenix or any of the Phoenix Subsidiaries or, to the Knowledge of the Phoenix, any other party to such Phoenix Material Contract, is in material breach or material violation of, or in material default under, such Phoenix Material Contract, and (iii) to the Knowledge of Phoenix, no event has occurred which would result in such a material breach or material violation of, or a material default under, such Phoenix Material Contract.

Section 2.13     Undisclosed Liabilities.  Neither Phoenix nor any of its Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the most recent consolidated balance sheet of Phoenix included in the Phoenix Financial Statements (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course since March 31, 2013, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on Phoenix or any of its Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on Phoenix.

Section 2.14     Property.

(a)     Section 2.14(a) of the Phoenix Disclosure Letter identifies, as of the date hereof:

(i)     all material real properties (by name and location) owned by Phoenix or any Phoenix Subsidiary (the “Phoenix Owned Property”);

(ii)     all material leases, subleases and occupancy agreements for real properties and interests in real properties leased, subleased, occupied or operated by Phoenix or any Phoenix Subsidiary as lessee, sublessee or occupant (such properties, the “Phoenix Leased Property” and such leases, subleases and occupancy agreements, the “Phoenix Lessee Agreements”). The Phoenix Owned Property and the Phoenix Leased Property are referred to herein collectively as the “Phoenix Real Property”; and

(iii)     all material leases, subleases and occupancy agreements for Phoenix Real Property to which Phoenix or any Phoenix Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “Phoenix Lessor Agreements”).

A true, correct and complete copy of each Phoenix Lessee Agreement and Phoenix Lessor Agreement (including all amendments and supplements thereto) as in effect on the date hereof has heretofore been made available to General.

(b) Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, (i) (x) Phoenix or the Phoenix Subsidiaries have good and valid title to the Phoenix Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the Phoenix Leased Property, sufficient to allow each of Phoenix and the Phoenix Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of Phoenix, threatened condemnation, eminent domain or similar proceedings affecting any of the Phoenix Real Property, and (ii) with respect to each of the Phoenix Lessee Agreements and Phoenix Lessor Agreements, (x) such Phoenix Lessee Agreement or Phoenix Lessor Agreement is valid and binding on Phoenix or the Phoenix Subsidiaries, as applicable, (y) none of Phoenix or any of the Phoenix Subsidiaries or, to the Knowledge of the Phoenix, any other party to such Phoenix Lessee Agreement or Phoenix Lessor Agreement, is in breach or violation of, or in default under, such Phoenix Lessee Agreement or Phoenix Lessor Agreement and (z) to the Knowledge of Phoenix, no event has occurred which would result in such a breach or violation of, or a default under, such Phoenix Lessee Agreement or Phoenix Lessor Agreement.

(c)     Each of Phoenix and the Phoenix Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the Phoenix Real Property (other than Intellectual Property), (i) has good and valid title thereto free and clear of all Liens (other than Permitted Liens) and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 2.15     Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, (i) Phoenix and each of the Phoenix Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance or renewal of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by Phoenix or any of the Phoenix Subsidiaries or, to the Knowledge of Phoenix, at any real property formerly owned, leased, operated or controlled by Phoenix or any of the Phoenix Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on Phoenix or any of the Phoenix Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of Phoenix, threatened against Phoenix or any of the Phoenix Subsidiaries; (iv) neither Phoenix nor any of the Phoenix Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on Phoenix or any Phoenix Subsidiary under any Environmental Law; and (v) neither Phoenix nor any of the Phoenix Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against Phoenix or any of the Phoenix Subsidiaries.

Section 2.16     State Takeover Laws.  Assuming the accuracy of the representation and warranty set forth in Section 3.27, the Phoenix Board has taken all action required to be taken by the Phoenix Board to exempt this Agreement and the transactions contemplated hereby from any applicable “business combination” or any other takeover or anti-takeover statute under Delaware Law.

Section 2.17     Internal Controls.

(a)     The books and records of Phoenix and its Subsidiaries are and have been, since January 1, 2010, properly prepared and maintained in all material respects in form and substance adequate for preparing audited financial statements in accordance with GAAP, and fairly and accurately reflect in all material respects all of the assets and liabilities of Phoenix and its Subsidiaries and all contracts and transactions to which Phoenix or any of its Subsidiaries is or was a party or by which any of their respective assets were affected. Phoenix and its Subsidiaries have established and maintain systems of internal accounting controls which provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, and (ii) access to their property and assets is permitted only in accordance with management’s general or specific authorization. None of Phoenix or any of its Subsidiaries has received any advice or notification from its independent accountants that Phoenix or any of its Subsidiaries have used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books and records of Phoenix and its Subsidiaries any properties, assets, liabilities, revenues, expenses, equity accounts or other accounts. No material weaknesses or significant deficiencies in the internal control environment of Phoenix and its Subsidiaries have been identified. The minute books of the meetings of the board of directors, members and/or stockholders of Phoenix and each of its Subsidiaries (including the committees thereof), as applicable, as previously made available to General, contain complete and correct records of all such meetings and accurately reflect all material corporate or limited liability company actions of the board of directors, members, and/or stockholders of Phoenix or applicable Subsidiary.

(b)     Since January 1, 2010, (i) neither Phoenix nor any of its Subsidiaries nor any of their respective directors or officers has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Phoenix or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Phoenix or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Phoenix or any of its Subsidiaries, whether or not employed by Phoenix or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by Phoenix or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Phoenix Board or any committee thereof or to any director or officer of Phoenix.

Section 2.18     Insurance.  Phoenix has made available to General true and complete copies of all material insurance policies covering the assets, businesses, equipment, properties, operations, employees, officers and directors of Phoenix and its Subsidiaries as of the date of this Agreement, a list of which is set forth on Section 2.18 of the Phoenix Disclosure Letter. Each such policy is in full force and effect and enforceable in accordance with its terms. All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and Phoenix and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

Section 2.19     Intellectual Property.

(a)     Section 2.19 of the Phoenix Disclosure Letter sets forth a true, correct and complete list of patents and trademarks that are owned by and material to Phoenix or the Phoenix Subsidiaries and that are registered or subject to pending applications for registration. Phoenix or the Phoenix Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of Phoenix and the Phoenix Subsidiaries taken as a whole as now being conducted (the “Phoenix IP”). To the Knowledge of Phoenix, each item of Phoenix IP set forth in Section 2.19 of the Phoenix Disclosure Letter is valid, subsisting and enforceable.

(b)     (i) To the Knowledge of Phoenix, no Phoenix IP owned by Phoenix or a Phoenix Subsidiary is being infringed, misappropriated or otherwise violated by any third party and (ii) neither Phoenix nor any Phoenix Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), that would reasonably be expected to result in a material liability for Phoenix or any Phoenix Subsidiary. Neither Phoenix nor any Phoenix Subsidiary has received written notice of any such claims (as set forth in clauses (i) and (ii) above) during the past year and there are no claims against Phoenix or any Phoenix Subsidiary presently pending or, to the Knowledge of Phoenix, threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. There is no outstanding Order that restricts, in a way material to the business of Phoenix and the Phoenix Subsidiaries, the use or ownership of any Phoenix IP issued directly to Phoenix or any Phoenix Subsidiary, neither Phoenix nor any Phoenix Subsidiary is a party to any such outstanding Order and, to the Knowledge of Phoenix, Phoenix and the Phoenix Subsidiaries are not otherwise subject to any such outstanding Order.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on Phoenix, there is no pending or, to the Knowledge of Phoenix, threatened claim or dispute regarding or disputing the ownership, registrability or enforceability of, or use by, Phoenix or any Phoenix Subsidiary, of any Phoenix IP owned by Phoenix or a Phoenix Subsidiary, except with respect to office actions in connection with applications in the ordinary course of prosecution of any applied for Intellectual Property.

Section 2.20     Related Party Transactions.  Except for Contracts, transactions and other arrangements that are solely among Phoenix and its wholly owned Subsidiaries, or that relate solely to director or employee compensation and/or benefits in the ordinary course of business, no (x) equityholder, officer or director of Phoenix or any of its Subsidiaries, or (y) to the Knowledge of Phoenix, Affiliate of Phoenix or any of its Subsidiaries, or equityholder, officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with Phoenix or any of its Subsidiaries or has any interest in any property or asset of Phoenix or any of its Subsidiaries, or (ii) to the Knowledge of Phoenix, beneficially owns a controlling equity interest in a party of the type described in clause (i) above (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “Phoenix Related Party Transaction”). Any Phoenix Related Party Transaction is on terms that are not less favorable, in the aggregate, to Phoenix and its Subsidiaries than those that would have been obtained in a comparable transaction by Phoenix and its Subsidiaries with an unrelated Person.

Section 2.21     Disclosure.  None of the information supplied or to be supplied by or on behalf of Phoenix for inclusion or incorporation by reference in the Form S-4 (including the Proxy Statement), the DGCL Notices or any Phoenix Information Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, provided that no representation is made by Phoenix with respect to statements made or incorporated by reference in the Form S-4 (including the Proxy Statement), the DGCL Notices or the Phoenix Information Statement based on information supplied by General for inclusion or incorporation by reference therein.

Section 2.22     Certain Business Practices.  None of Phoenix or any of its Subsidiaries, and (to the Knowledge of Phoenix) no director, officer, employee or agent of any of Phoenix or its Subsidiaries with respect to any matter relating to any of Phoenix or its Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as amended.

Section 2.23     Vote Required.  The affirmative vote, written consent or approval of (i) Persons holding at least 66.6% of the outstanding shares of Phoenix Class A Common Stock, outstanding shares of Phoenix Class B Common Stock, and shares of Phoenix Class A Common Stock that may be issued upon the exercise of the Phoenix Warrants, voting together as a single class, (ii) Persons holding a majority of the outstanding shares of Phoenix Class A Common Stock, voting as a single class, (iii) Holders (as such term is defined in the Phoenix Registration Rights Agreement) of at least a majority of the Registrable Securities (as such term is defined in the Phoenix Registration Rights Agreement), and (iv) Holders (as such term is defined in the Phoenix Warrant Agreement) of at least a majority of the Phoenix Warrants (such votes, consents and approvals, the “Phoenix Approvals”), are the only votes, consents or approvals of the holders of any class or series of Phoenix’s capital stock or other equity interests, or warrants or other securities convertible into or exercisable or exchangeable for capital stock or other equity securities of Phoenix, necessary to approve this Agreement, the Combination Merger, the Conversion Merger and the other transactions contemplated hereby or any of the other Transaction Documents.

Section 2.24     MVPD Matters.  Section 2.24 of the Phoenix Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 10,000 paid subscribers with respect to each Phoenix Station. To the Knowledge of Phoenix, Phoenix or the applicable Phoenix Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 10,000 paid subscribers in any of the Phoenix Stations’ Markets. Since December 31, 2011 and until the date hereof, (x) no such MVPD has provided written notice to Phoenix or any Phoenix Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of Phoenix, sought any form of relief from carriage of a Phoenix Station from the FCC and (y) neither Phoenix nor any Phoenix Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a Phoenix Station from carriage or to change such Phoenix Station’s channel position.

Section 2.25     Opinion of Financial Advisor.  The Phoenix Board has received the opinion of Wells Fargo Securities, to the effect that, as of the date of such opinion and subject to the assumptions, qualifications and limitations set forth in the opinion, the Exchange Ratio in the Combination Merger pursuant to this Agreement was fair to the holders of Phoenix Common Stock. Phoenix will, promptly following the execution of this Agreement, make available to General, solely for informational purposes, a complete and correct copy of such opinion.

Section 2.26     Phoenix Ownership of General Capital Stock.  As of the date hereof, neither Phoenix nor any Phoenix Subsidiary “beneficially owns” (as such term is defined in Articles 14 and 14.1 of the VSCA) any shares of capital stock of General or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of General, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. During the three year period prior to the date of this Agreement, neither Phoenix nor any Phoenix Subsidiary “beneficially owned” (as such term is defined in Articles 14 and 14.1 of the VSCA) 10% or more of the outstanding shares of any class of General Common Stock.

Section 2.27     No Other Phoenix Representations and Warranties.  Except for the representations and warranties made by Phoenix in this Article II, Phoenix has not made any representation or warranty, expressed or implied, with respect to Phoenix or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding Phoenix or its Subsidiaries or any other matter. Phoenix and the Phoenix Subsidiaries disclaim any other representations or warranties, whether made by the Phoenix Equityholders, Phoenix, any Phoenix Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article II, Phoenix hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to General or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to General by any director, officer, employee, agent, consultant, or representative of the Phoenix Equityholders, Phoenix, any Phoenix Subsidiary or any of their respective Affiliates).

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF GENERAL

Except (a) as specifically disclosed in a correspondingly numbered section of the disclosure letter (the “General Disclosure Letter”) delivered by General to Phoenix prior to the execution of this Agreement (it being acknowledged and agreed that disclosure of any item in any section or subsection of the General Disclosure Letter shall be deemed disclosed with respect to any section or subsection of this Agreement to the extent the applicability of such disclosure is reasonably apparent on its face), or (b) as disclosed in the General SEC Documents publicly available, filed with, or furnished to, as applicable, the SEC on or after January 1, 2012 and prior to the date of this Agreement (excluding any risk factor disclosures contained in such documents under the heading “Risk Factors” and any disclosure of risks or other matters included in any “forward-looking statements” disclaimer or other statements that are cautionary, predictive or forward-looking in nature), General hereby represents and warrants to Phoenix, as follows:

Section 3.1     Corporate Organization.

(a)     General is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, Merger Sub 1 is a corporation duly organized, validly existing and in good standing under the Laws of the Commonwealth of Virginia, Merger Sub 2 is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and Merger Sub 3 is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware. General has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, in each case, except where the failure to have such power or authority or to be so licensed or qualified would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on General.

(b)     True, correct and complete copies of the General Charter and the General Bylaws, as in effect as of the date of this Agreement, have previously been made available to Phoenix, and neither of such documents have been amended after the date hereof except as expressly permitted by this Agreement (including pursuant to the General Charter Amendment).

(c)     Each of General’s Subsidiaries (i) is duly organized and validly existing under the Laws of its jurisdiction of organization, (ii) is duly qualified to do business and in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted, in each case, except where the failure to be so duly organized, validly existing, duly licensed or qualified or to have such power or authority would not, individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on General. Section 3.1(c) of the General Disclosure Letter sets forth as of the date of this Agreement the name of each General Subsidiary, the number of shares or other equity interests and classes of capital stock or other equity ownership interests held in such General Subsidiary by General, the percentage ownership represented by such capital stock or other equity ownership interest and the jurisdiction of incorporation or formation of such General Subsidiary.

(d)     Each of Merger Sub 1, Merger Sub 2 and Merger Sub 3 was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the equity interests of Merger Sub 1, Merger Sub 2, and Merger Sub 3 are owned directly by General. For U.S. federal and applicable state income tax purposes, Merger Sub3 is, and has been at all times since its formation, disregarded as an entity separate from General within the meaning of Treasury Regulation Section 301.7701-3(b). Except for the obligations or liabilities incurred in connection with its organization and the transactions contemplated by this Agreement, each of Merger Sub 1 and Merger Sub 2 has not, and will not have prior to the Combination Merger Effective Time, and Merger Sub 3 has not, and will not have prior to the Conversion Merger Effective Time, incurred, directly or indirectly through any subsidiary or Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(e)     Other than General’s Subsidiaries, General does not hold any interests, either directly or indirectly, in any other entities.

Section 3.2     Capitalization.

(a)     The authorized capital stock of General as of the date hereof and as of immediately prior to the Reclassification Merger Effective Time consists solely of 75,000,000 shares of General Class A Common Stock, 600,000 shares of General Class B Common Stock, and 5,000,000 shares of Preferred Stock, par value $5.00 per share (“General Preferred Stock”), of which, as of June 3, 2013 (the “Capitalization Date”) and as of immediately prior to the Reclassification Merger Effective Time, 27,312,854 shares of General Class A Common Stock were outstanding (other than any increase after the date hereof as a result of exercise of General Stock Options or settlement of General Equity Grants outstanding on the date hereof or granted or awarded after the date hereof in accordance with Section 4.3), 548,564 shares of General Class B Common Stock were outstanding and no shares of General Preferred Stock were outstanding. From the close of business on the Capitalization Date through immediately prior to the Combination Merger Effective Time, there have been no issuances of shares of capital stock or other equity interests of General or any other securities of General other than issues of General Class A Common Stock pursuant to the exercise of General Stock Options or the settlement of General Equity Grants outstanding as of the Capitalization Date or granted or awarded after the date hereof in accordance with Section 4.3. As of the Capitalization Date and as of immediately prior to the Reclassification Merger Effective Time, no shares of General Class A Common Stock or General Class B Common Stock were owned, directly or indirectly, by General or any of General’s Subsidiaries. All of the issued and outstanding shares of General Class A Common Stock and General Class B Common Stock have been duly authorized and validly issued, are fully paid, nonassessable, are free of preemptive rights, and have been issued in compliance with all applicable securities Laws. The authorized capital stock of General as of immediately prior to the Combination Merger Effective Time shall consist solely of 400,000,000 shares of General Voting Common Stock, 400,000,000 shares of Non-Voting Common Stock and 50,000,000 shares of General Preferred Stock, of which 27,861,418 shares of General Common Stock shall be outstanding (other than any increase after the date hereof as a result of exercise of General Stock Options or settlement of General Equity Grants outstanding on the date hereof or granted or awarded after the date hereof in accordance with Section 4.3) and no shares of General Preferred Stock shall be outstanding. The shares of General Common Stock to be issued pursuant to the Reclassification Merger, when issued pursuant to this Agreement, shall be validly issued, fully paid, non-assessable and free and clear of any Liens and shall not have been issued in violation of any preemptive rights. The shares of General Common Stock to be issued pursuant to the Combination Merger, when issued to Phoenix Equityholders pursuant to this Agreement, shall be validly issued, fully paid, non-assessable and free and clear of any Liens and shall not have been issued in violation of any preemptive rights. Except pursuant to this Agreement, except as set forth in Section 3.2(b) and except pursuant to the terms of the General Class B Common Stock and for any General Equity Grants issued after the date hereof in accordance with Section 4.3, none of General or any of its Subsidiaries has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity securities of General or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of General, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Except as set forth in Section 3.2(b) and for any General Equity Grants issued after the date hereof in accordance with Section 4.3, there are no options, restricted stock or other equity-based awards issued by General or any General Subsidiary currently outstanding under the General Benefit Plans or otherwise. There are no outstanding bonds, debentures, notes or other Indebtedness of General having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matter on which holders of shares of capital stock of General may vote. There are no outstanding agreements or other obligations of General or any of its Subsidiaries requiring the registration for sale of any shares of General Class A Common Stock, General Class B Common Stock, General Preferred Stock or other equity interests in General or any of its Subsidiaries.

(b)     Section 3.2(b) of the General Disclosure Letter sets forth, as of the date of this Agreement, the outstanding options to purchase shares of General Class A Common Stock issued under the General LTIP (“General Stock Options”), the shares of restricted General Class A Common Stock outstanding under the General LTIP (“General Restricted Stock”), and all deferred stock units outstanding under the General Directors’ Deferred Compensation Plan (“General DSUs”, and together with the General Stock Options and General Restricted Stock, the “General Equity Grants”), indicating (x) with respect to each grant of General Restricted Stock, the date of grant, the number of shares of General Restricted Stock issued and any applicable vesting schedule, (y) with respect to each General Stock Option, the date of grant, the number of shares of General Class A Common Stock that are reserved with respect to such General Stock Option and the exercise price thereof, the portion of each such General Stock Option that is vested, any applicable vesting schedule and the expiration date, and (z) with respect to each grant of General DSUs, the grant date and the number of General DSUs outstanding.

(c)     Except as would not either individually or in the aggregate, be reasonably likely to have a Material Adverse Effect on General, (x) all of the issued and outstanding shares of capital stock or other equity ownership interests of each General Subsidiary are owned by General, either directly or through ownership of another wholly owned General Subsidiary, free and clear of any Liens (other than Permitted Liens), and all of such shares or equity ownership interests are duly authorized and validly issued, are fully paid, nonassessable, are free of preemptive rights and have been issued in compliance with all applicable securities Laws and (y) none of General or any General Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the sale or issuance of any shares of capital stock or any other equity security of any General Subsidiary or any rights to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities.

Section 3.3     Authority; No Violation.

(a)     Each of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 has full corporate power and authority to execute and deliver this Agreement, approve and adopt the Reclassification Plan of Merger and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Reclassification Plan of Merger and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by the General Board and the Board of Directors of Merger Sub 2. Except for the Required General Votes, the Merger Sub 2 Stockholder Approval, the Merger Sub 3 Member Approval and the Phoenix Conversion Stockholder Approval, no corporate proceedings on the part of General, Merger Sub 1, Merger Sub 2 or Merger Sub 3 or vote, consent or approval of the shareholders of General, Merger Sub 1, Merger Sub 2 or Merger Sub 3 are necessary to approve this Agreement or the Reclassification Plan of Merger or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly and validly executed and delivered by each of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 and (assuming due authorization, execution and delivery by Phoenix) constitutes the valid and binding obligation of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3, enforceable against each of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 in accordance with its terms (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies). The General Board has unanimously adopted resolutions (a) determining that this Agreement, the Reclassification Plan of Merger and the transactions contemplated hereby and thereby, including the Mergers and the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger, are advisable, fair to, and in the best interests of, General and the General Shareholders, (b) approving and adopting this Agreement, the Reclassification Plan of Merger and the transactions contemplated hereby and thereby, including the Mergers and the issuance of shares of General Common Stock pursuant to the Reclassification Merger the Combination Merger, and (c) subject to the terms and conditions of Section 5.10 of this Agreement, recommending that the holders of shares of General Class B Common Stock vote to approve and adopt this Agreement, the General Charter Amendment, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby, that the holders of shares of General Class A Common Stock and the holders of shares of General Class B Common Stock, voting together as a single class, vote to approve the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger, and that the holders of shares of General Class A Common Stock vote to approve the General Charter Amendment and approve and ratify this Agreement, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby.

(b)     None of the execution and delivery of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof, will (i) violate (A) any provision of the General Charter or General Bylaws, (B) any provision of Merger Sub 1’s or Merger Sub 2’s articles or certificates of incorporation or bylaws, or (C) any provision of the limited liability company agreement of Merger Sub 3, or (ii) assuming that the consents, approvals and filings referred to in clauses (i) through (iv) of Section 3.5 are duly obtained and/or made, (A) violate any Law or Order applicable to General, Merger Sub 1, Merger Sub 2, Merger Sub 3 or any of General’s other Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, require any consent under, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or change adversely any right or obligation under any of the terms, conditions or provisions of any Contracts to which General or any of General’s Subsidiaries is a party, or (C) result in the creation of any Lien (other than a Permitted Lien) upon any of the respective properties or assets of General or any of General’s Subsidiaries, except for such violations, conflicts, breaches or defaults with respect to clause (ii) that would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on General.

Section 3.4     SEC Filings.  Since January 1, 2011, General has filed with the SEC all required forms, reports and filings under the Securities Act and Exchange Act (the “General SEC Documents”). As of the time of filing with the SEC: (i) each of the General SEC Documents complied in all material respects with the applicable requirements of the Securities Act or the Exchange Act (as the case may be), and (ii) none of the General SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

Section 3.5     Consents and Approvals.  None of the execution and delivery of this Agreement or any of the other Transaction Documents, nor the consummation of the transactions contemplated hereby or thereby, nor compliance by any of the parties to such agreements with any of the terms or provisions hereof or thereof will require General or any of its Affiliates to make, deliver or obtain any filing, notice, registration, consent, approval, authorization or Permit with, to or from any Governmental Entity, except for (i) the filing by General of the Articles of Reclassification Merger with, and the issuance of a certificate of merger by, the VSCC, and the filing of the General Charter Amendment with the VSCC, (ii) the filing of the Certificate of Conversion Merger with, and the acceptance of the Certificate of Conversion Merger by, the DSS (iii) any notices or filings under the HSR Act, (iv) the filing of the FCC Applications and obtaining the FCC Consent, together with any reports, or informational filings required in connection therewith under the Communications Act and the FCC Rules, (v) any filings under the Exchange Act, including the Proxy Statement and Form S-4, or pursuant to the rules of the NYSE, and (vi) any such filing, notice, registration, consent, approval, authorization or Permit the failure of which to make, deliver or obtain would not be reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on General and would not be reasonably likely to prevent or materially delay the consummation by General of the Mergers. To the Knowledge of General, there are no facts or circumstances related to General or any of its Affiliates, including their respective FCC qualifications, which might reasonably be expected to (a) result in the FCC’s refusal to grant the FCC Consent, (b) materially delay obtaining the FCC Consent, or (c) cause the FCC to impose any material condition on its granting of the FCC Consent.

Section 3.6     Financial Statements.  The consolidated financial statements of General and its Subsidiaries contained in the General SEC Documents (including the related notes and schedules) have been prepared in all material respects in accordance with GAAP applied on a consistent basis during the periods presented, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to normal year-end adjustments which will not be material, either individually or in the aggregate. Such consolidated financial statements fairly present, in all material respects the consolidated financial position of General and its subsidiaries as of the dates thereof and the results of their operations, their cash flow and changes in their stockholders equity for the periods reflected therein, except as otherwise noted therein and, subject, in the case of interim unaudited financial statements, to normal year-end adjustments which will not be material, either individually or in the aggregate. Such consolidated financial statements complied, as of their respective dates of filing with the SEC, in all material respects with published rules and regulations of the SEC with respect thereto. Such consolidated financial statements have been prepared from, and are in accordance with, the books and records of General and its Subsidiaries.

Section 3.7     Broker’s Fees.  Neither General nor any General Subsidiary nor any of their respective officers or directors has employed any broker, investment banker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees or other similar fees or commissions in connection with the Combination Merger or other transactions contemplated by this Agreement or the other Transaction Documents, other than RBC Capital Markets, LLC (“RBC”) and Stephens Inc., and a true and complete copy of each agreement with respect to such engagement has previously been made available to Phoenix.

Section 3.8     Absence of Certain Changes or Events.  Since December 31, 2012 through the date hereof, (i) General and its Subsidiaries have conducted their respective businesses in all material respects in the ordinary course, (ii) there has not been any event, change, effect, occurrence, circumstance or development that, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect on General, and (iii) none of General or its Subsidiaries has taken any action (other than entry into agreements, transactions or other actions described in the General Disclosure Letter) that would require the consent of Phoenix pursuant to Section 4.3 had such action occurred after the date of this Agreement and prior to the Closing.

Section 3.9     Legal Proceedings.  Except as would not reasonably be likely to have, either individually or in the aggregate, a Material Adverse Effect on General, there are no (i) Actions pending (or, to the Knowledge of General, threatened) against or affecting General or any of its Subsidiaries, or any of their respective properties, at law or in equity, or (ii) Orders against or affecting General or any of its Subsidiaries or any of their respective properties.

Section 3.10     Taxes.

(a)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General: (i) General and each of its Subsidiaries have timely filed all Tax Returns that were required to be filed, and all such Tax Returns were correct and complete in all respects and prepared in compliance with applicable Laws; (ii) General and each of its Subsidiaries have paid in full on a timely basis all Taxes due and payable, whether or not shown on any Tax Return; (iii) all Taxes that General and each of its Subsidiaries were required by Law to withhold or collect have been duly withheld or collected and, to the extent required, have been timely paid to the appropriate Governmental Entity; (iv) no examination or audit of any Tax Return of General or any of its Subsidiaries, or with respect to any Taxes due from General or any of its Subsidiaries, by any taxing authority is in progress or, to the Knowledge of General, threatened; (v) there is no outstanding assessment or deficiency of Tax asserted in writing against General or any of its Subsidiaries; (vi) neither General nor any of its Subsidiaries has been informed in writing by any jurisdiction that the jurisdiction believes that General or the Subsidiary, as applicable, is or may be subject to taxation by that jurisdiction; (vii) there are no Liens with respect to Taxes upon any of the assets or properties of General or any of its Subsidiaries, other than Permitted Liens; (viii) neither General nor any of its Subsidiaries is a party to, is bound by or has an obligation under any Tax indemnity, Tax sharing, Tax allocation or similar agreement; and (ix) neither General nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period ending after the Closing Date of as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale or open transaction disposition made on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date, or (E) election by General or any General Subsidiary under Section 108(i) of the Code.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, neither General nor any of its Subsidiaries has: (i) waived any statute of limitations with respect to Taxes or agreed to extend the period for assessment or collection of any Taxes, which waiver or extension is still in effect; (ii) requested any extension of time within which to file any Tax Return, which Tax Return has not yet been filed; (iii) executed or filed any power of attorney with any taxing authority, which is still in effect; or (iv) any liability for any Taxes of any Person (other than General or its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of law in any jurisdiction), as a transferee or successor, by contract or otherwise.

(c)     General and each of its Subsidiaries have made available to Phoenix complete and accurate copies of all U.S. federal and applicable state and local income and other material Tax Returns filed for taxable years ending on or after, and other material reports or agreements to the extent they relate to Taxes (which could include examination reports, closing agreements, settlement agreements and statements of deficiencies assessed against or agreed to by General or any of its Subsidiaries) received or entered into since, December 31, 2009.

(d)     Neither General nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is General).

(e)     General has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(f)     Neither General nor any of its Subsidiaries has distributed to its shareholders or security holders stock or securities of a controlled corporation, nor has stock or securities of General or its Subsidiaries been distributed in a transaction to which Section 355 of the Code applies.

(g)     This Agreement sets forth the complete terms of the Combination Transaction. Neither General nor any General Subsidiary has taken any other action or knows of any other fact relating to the Combination Transaction that would reasonably be expected to prevent the Combination Transaction from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(h)     As of December 31, 2012, General has net operating loss carryforwards of approximately $307 million for U.S. federal income tax purposes (the “General NOL Carryforwards”). None of the General NOL Carryforwards are currently subject to any limitation under Section 382 or 384 of the Code, Treasury Regulation Sections 1.1502-15 or 1.1502-21, or otherwise.

Section 3.11     Employee Benefits.

(a)     Section 3.11(a) of the General Disclosure Letter includes a complete list of all material General Benefit Plans and all General Employment Agreements that provide for annual compensation in excess of $100,000.

(b)     With respect to each General Benefit Plan, General has delivered or made available to Phoenix a true, correct and complete copy of: (i) each writing constituting a part of such General Benefit Plan; (ii) the current summary plan description, if any (in each case, whether or not required to be furnished under ERISA); (iii) the most recent annual financial report, if any; (iv) the most recent actuarial report, if any; (v) the most recent determination letter from the IRS, if any; (vi) each trust agreement, group annuity contract, group insurance contract, administrative service agreement, fidelity bond, and fiduciary liability insurance policy relating to any such General Benefit Plan, if any; (vii) the most recent nondiscrimination test reports for each applicable General Benefit Plan; and (viii) all material communications received in writing from or sent to the IRS, the Pension Benefit Guaranty Corporation, the Department of Labor or any other Governmental Entity. General has delivered or made available to Phoenix a correct and complete copy of each General Employment Agreement.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, all contributions required to be made to any General Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable prior to the Closing with respect to insurance policies funding any General Benefit Plan have been, or by the Closing will have been, timely made or paid in full.

(d)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, (i) with respect to each General Benefit Plan, General and its Subsidiaries have complied, and are now in compliance, in all respects, with all provisions of ERISA, the Code and all Laws and regulations applicable to such General Benefit Plans, (ii) each General Benefit Plan has been administered in all respects in accordance with its terms, (iii) none of General, its Subsidiaries and its ERISA Affiliates nor any other person, including any fiduciary, has engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which would reasonably be expected to subject any of the General Benefit Plans or their related trusts, General, any of its Subsidiaries, any of its ERISA Affiliates or any person that General or any of its Subsidiaries or ERISA Affiliates has an obligation to indemnify, to any material Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA, and (iv) General does not have any liability for any excise tax imposed by any Section of Chapter 43 of the Code.

(e)     Section 3.11(e) of the General Disclosure Letter identifies each General Benefit Plan that is intended to be a “qualified plan” within the meaning of Section 401(a) of the Code (“General Qualified Plans”). The IRS has issued a favorable determination letter with respect to each General Qualified Plan and the related trust that has not been revoked or General is entitled to rely on a favorable opinion issued by the IRS, and, to the Knowledge of General, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any General Qualified Plan or the related trust that cannot be corrected without material liability to General.

(f)     Section 3.11(f) of the General Disclosure Letter lists each General Benefit Plan that is subject to Title IV of ERISA or Section 412 or Section 430 of the Code (each, a “General Pension Plan”). With respect to each General Pension Plan, (i) such plan is not in “at risk status” as defined in Section 430(i) of the Code; (ii) as of the most recent valuation date, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) of such plan is at least 80%; (iii) each such plan satisfies the minimum funding standards under Sections 412 and 302 of the Code and ERISA, respectively, and no waiver of such funding has been sought or obtained; and (iv) no reportable event (as defined in Section 4043 of ERISA) has occurred or, to the Knowledge of General, is reasonably expected to occur. No liability under Title IV of ERISA, Section 302 of ERISA or Section 412 or Section 430 of the Code has been or is reasonably expected to be incurred by General or any of its ERISA Affiliates (other than for the payment of premiums, and there are no premium payments which have become due that are unpaid). No General Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan and none of General and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan.

(g)     General and its Subsidiaries have no liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA and at no expense to General and its Subsidiaries. No General Benefit Plan is a “funded welfare plan” within the meaning of Section 419 of the Code. Any General Benefit Plan that provides deferred compensation that is subject to Section 409A of the Code has been operated and maintained in substantial compliance with, and the document(s) evidencing such plan substantially comply with, Section 409A of the Code, including all guidance and regulations issued thereunder.

(h)     Neither the execution nor the delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in conjunction with any other event (whether contingent or otherwise), (i) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of General or any of its Subsidiaries, (ii) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (iii) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (iv) result in any payment or benefit that will or may be made by General or its Subsidiaries that may be characterized as an “excess parachute payment” within the meaning of Section 280G(b)(1) of the Code. No person is entitled to receive any additional payment (including any tax gross-up or other payment) from General or any of its Subsidiaries as a result of the imposition of the excise taxes required by section 4999 of the Code or any taxes required by section 409A of the Code.

(i)     Section 3.11(i) of the General Disclosure Letter contains a true and complete list of all collective bargaining agreements, memoranda of understanding or other tariff, trade, union, collective or similar agreements or arrangements to which General or any of its Subsidiaries is a party or to which any of their current or former employees is subject (collectively, the “General Labor Agreements”). General has provided or made available to Phoenix true and complete copies of each General Labor Agreement. No material labor strike or organized work stoppage against General or any of its Subsidiaries has occurred during the past two (2) years, is currently occurring, or, to the Knowledge of General, is threatened. There are no material disputes pending or, to the Knowledge of General, threatened, between General or any of its Subsidiaries and any of their employees, directors, consultants or independent contractors. No labor organization or group of employees of General or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or, to the Knowledge of the General, threatened to be brought or filed, with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of General, there are no current union organization activities or representation questions involving employees, of General or any of its Subsidiaries.

(j)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, each of General and its Subsidiaries is in compliance with all General Labor Agreements and applicable Laws respecting employment and employment practices, immigration, terms and conditions of employment, discrimination, workers’ compensation, wages and hours, the collection and payment of withholding or social security taxes, and occupational safety and health. To the Knowledge of General, General and its Subsidiaries are not currently subject to any investigation by any Governmental Entity charged with policing fair employment, discrimination, equal pay, minimum wage or other similar Laws relating to any of the foregoing.

(k)     None of General or any of its Subsidiaries has any material liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by General or any of its Subsidiaries (each, a “General Contingent Worker”) and no General Contingent Worker has been improperly excluded from any General Benefit Plan.

(l)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, there are no pending or, to the Knowledge of General, threatened, actions, suits or claims with respect to any General Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such General Benefit Plan), other than ordinary course claims for benefits brought by participants or beneficiaries. There are no audits, inquiries or proceedings pending or, to the Knowledge of General, threatened, by the IRS, Department of Labor, or other Governmental Entity with respect to any General Benefit Plan.

(m)     There has been no material adverse change in the aggregate funding status of the General Benefit Plans that are defined benefit pension plans or that provide post-retirement health and welfare benefits from the funding status as of December 31, 2012 as disclosed in General’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 on file with the SEC.

Section 3.12     Compliance with Law; Permits.

(a)     General and each of its Subsidiaries is in compliance with and is not in default under or in material violation of any applicable Law, except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, (i) General and its Subsidiaries have all Permits that are necessary for General and its Subsidiaries to carry on their businesses as they are now being conducted, (ii) all such Permits are in full force and effect, and (iii) General and its Subsidiaries are not in violation or breach of, or default under, any of its Permits.

(c)     The General Subsidiaries identified on Section 3.12(c) of the General Disclosure Letter are the holders of the General FCC Licenses identified thereon, which constitute all of the General FCC Licenses of the General Stations. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, the General FCC Licenses are in effect in accordance with their terms and have not been revoked, suspended, canceled, rescinded, terminated or expired. Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, General and the General Subsidiaries (i) operate each General Station and have operated each General Station in compliance with the Communications Act and the FCC Rules and the applicable General FCC Licenses, (ii) have timely filed all material registrations and reports required to have been filed with the FCC relating to the General FCC Licenses, (iii) have paid or caused to be paid all FCC regulatory fees due in respect to each General Station, and (iv) have completed or caused to be completed the construction of all facilities or changes contemplated by any of the General FCC Licenses or construction Permits issued to modify the General FCC Licenses. To the Knowledge of General, there are no material applications, petitions, proceedings, or other material actions, complaints or investigations, pending or, to the Knowledge of General, threatened before the FCC relating to the General Stations, other than proceedings affecting broadcast stations generally. Except as may be permitted by Section 5.3(c)(iii), none of General or the General Subsidiaries, nor any of the General Stations, has entered into a tolling agreement or otherwise waived any statute of limitations relating to the General Stations during which the FCC may assess any fine or forfeiture or take any other action or agreed to any extension of time with respect to any FCC investigation or proceeding. There is not (i) pending or, to the Knowledge of General, threatened, any action by or before the FCC to revoke, suspend, cancel, rescind or materially adversely modify any such General FCC License (other than proceedings to amend the FCC Rules of general applicability) or (ii) issued or outstanding, by or before the FCC, any (A) order to show cause, (B) notice of violation, (C) notice of apparent liability, or (D) order of forfeiture, in each case, against the General Stations, General or any General Subsidiary with respect to the General Stations that would reasonably be expected to result in any action described in the foregoing clause (i) with respect to such General FCC Licenses. The General FCC Licenses have been issued for the terms expiring as indicated on Section 3.12(c) of the General Disclosure Letter and the General FCC Licenses are not subject to any material condition except for those conditions appearing on the face of the General FCC Licenses and conditions applicable to broadcast licenses generally or otherwise disclosed in Section 3.12(c) of the General Disclosure Letter.

Section 3.13     Certain Contracts.

(a)     As of the date hereof, neither General nor any of its Subsidiaries is a party to or bound by:

(i)     any Contract relating to Indebtedness of General or any of its Subsidiaries (other than such Contracts between General and its wholly owned Subsidiaries);

(ii)     any Contract under which General or any of its Subsidiaries has directly, or indirectly, made any loan, capital contribution or other investment in, any Person (other than (x) extensions of credit in the ordinary course of business, (y) investments in marketable securities in the ordinary course of business, and (z) investments by General or its wholly owned Subsidiaries in wholly owned Subsidiaries of General);

(iii)     any Contract that limits or purports to limit or restrict in any material respect the ability of General or any of its Subsidiaries or Affiliates (including Phoenix and its Subsidiaries after the Combination Merger) to compete in any business or geographic area;

(iv)     any material partnership, joint venture, limited liability company or similar Contract;

(v)     any Contract that is a local marketing agreement, joint sales agreement or similar agreement;

(vi)     any Contract relating to Program Rights under which it would reasonably be expected that General and its Subsidiaries would make annual payments of $100,000 or more;

(vii)     any network affiliation Contract or similar Contract;

(viii)     any Contract relating to cable or satellite transmission or retransmission with MVPDs with more than 10,000 paid subscribers with respect to each General Station;

(ix)     any material Barter Agreement;

(x)     any Contract with a Governmental Entity;

(xi)     any Contract for the acquisition, sale, lease or license of material properties or assets of or by General or any of its Subsidiaries outside of the ordinary course of business (by merger, purchase or sale of assets or stock) entered into since January 1, 2010;

(xii)     any Contract governing a General Related Party Transaction;

(xiii)     any Contract that would be a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K promulgated by the SEC) of General; or

(xiv)     any other Contract or series of related Contracts under which it would reasonably be expected that General and its Subsidiaries would receive or make annual payments of $750,000 or more;

(the Contracts of the type described in clauses (i) through (xiv) above being referred to herein as the “General Material Contracts”). A true, correct and complete copy of each General Material Contract (including all amendments and supplements thereto) as in effect as of the date hereof has heretofore been made available to Phoenix.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, with respect to each of the General Material Contracts, (i) such General Material Contract is valid and binding on General or the General Subsidiaries, as applicable, (ii) none of General or any of the General Subsidiaries or, to the Knowledge of the General, any other party to such General Material Contract, is in material breach or material violation of, or in material default under, such General Material Contract, and (iii) to the Knowledge of the General, no event has occurred which would result in such a material breach or material violation of, or a material default under, such General Material Contract.

Section 3.14     Undisclosed Liabilities.  Neither General nor any of its Subsidiaries has any Liabilities, except for (i) those Liabilities that are reflected, accrued or reserved against in the most recent consolidated balance sheet of General included in the General SEC Documents filed prior to the date hereof (including any notes thereto), (ii) Liabilities incurred in connection with this Agreement and the transactions contemplated hereby, (iii) Liabilities incurred in the ordinary course since March 31, 2013, (iv) Liabilities under the terms of any Contracts (excluding any Liabilities arising from breaches of any such Contracts), Permits or applicable Law binding on General or any of its Subsidiaries, and (v) Liabilities which, individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on General.

Section 3.15     Environmental Matters.  Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, (i) General and each of the General Subsidiaries (1) is in compliance in all respects with all applicable Environmental Laws and (2) has obtained or applied for all Environmental Permits necessary for their operations as currently conducted, each of which is valid and in good standing, and has timely made all appropriate filings for issuance or renewal of such Environmental Permits; (ii) there have been no Releases of any Hazardous Materials at any real property currently owned, leased, operated or controlled by General or any of the General Subsidiaries or, to the Knowledge of General, at any real property formerly owned, leased, operated or controlled by General or any of the General Subsidiaries, in each case, that are reasonably likely to impose liability or other obligations on General or any of the General Subsidiaries under any Environmental Laws for any investigation, corrective action, remediation or monitoring with respect to such Releases; (iii) there are no Environmental Claims pending or, to the Knowledge of General, threatened against General or any of the General Subsidiaries; (iv) neither General nor any of the General Subsidiaries is party to any agreement, order, judgment, or decree by or with any Governmental Entity or third party imposing any liability or obligation on General or any Subsidiary under any Environmental Law; and (v) neither General nor any of the General Subsidiaries has retained or assumed, either contractually or by operation of law, any liability or obligation that could reasonably be expected to form the basis of any Environmental Claim, or any liability under any Environmental Law, against General or any of the General Subsidiaries.

Section 3.16     Property.

(a)     Section 3.16(a) of the General Disclosure Letter identifies, as of the date hereof:

(i)     all material real properties (by name and location) owned by General or any General Subsidiary (the “General Owned Property”);

(ii)     all material leases, subleases and occupancy agreements for real properties and interests in real properties leased, subleased, occupied or operated by General or any General Subsidiary as lessee, sublessee or occupant (such properties, the “General Leased Property” and such leases, subleases and occupancy agreements, the “General Lessee Agreements”). The General Owned Property and the General Leased Property are referred to herein collectively as the “General Real Property”; and

(iii)     all material leases, subleases and occupancy agreements for General Real Property to which General or any General Subsidiary is a party as lessor, sublessor or other party granting an occupancy right (the “General Lessor Agreements”).

A true and complete copy of each General Lessee Agreement and General Lessor Agreement (including all amendments and supplements thereto) as in effect on the date hereof has heretofore been made available to Phoenix.

(b)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, (i) (x) General or the General Subsidiaries have good and valid title to the General Owned Property, and a valid leasehold interest in, subleasehold interest in, or other occupancy right with respect to, the General Leased Property, sufficient to allow each of General and the General Subsidiaries to conduct their business as currently conducted, and (y) there are no existing, pending, or to the Knowledge of General, threatened condemnation, eminent domain or similar proceedings affecting any of the General Real Property and (ii) with respect to each of the General Lessee Agreements and General Lessor Agreements, (x) such General Lessee Agreement or General Lessor Agreement is valid and binding on General or the General Subsidiaries, as applicable, (y) none of General or any of the General Subsidiaries or, to the Knowledge of the General, any other party to such General Lessee Agreement or General Lessor Agreement, is in breach or violation of, or in default under, such General Lessee Agreement or General Lessor Agreement, and (z) to the Knowledge of General, no event has occurred which would result in such a breach or violation of, or a default under, such General Lessee Agreement or General Lessor Agreement.

(c)     Each of General and the General Subsidiaries, in respect of all of its material properties, assets and other rights that do not constitute the General Real Property (other than Intellectual Property), (i) has good and valid title thereto free and clear of all Liens (other than Permitted Liens), and (ii) owns, has valid leasehold interests in or valid contractual rights to use, in all material respects, all of such properties, assets and other rights, tangible and intangible (other than Intellectual Property) used by its business, in each case, except for Permitted Liens.

Section 3.17     State Takeover Laws.  Assuming the accuracy of the representation and warranty of Phoenix set forth in the second sentence of Section 2.26, the General Board has taken all action required to be taken by the General Board to exempt this Agreement and the Reclassification Plan of Merger and the transactions contemplated by each of them from the provisions of Articles 14 and 14.1 of the VSCA.

Section 3.18     Internal Controls.

(a)     The books and records of General and its Subsidiaries are and have been since January 1, 2010, properly prepared and maintained in all material respects in form and substance adequate for preparing audited financial statements in accordance with GAAP, and fairly and accurately reflect in all material respects all of the assets and liabilities of General and its Subsidiaries and all contracts and transactions to which General or any of its Subsidiaries is or was a party or by which any of their respective assets were affected. General and its Subsidiaries have established and maintain systems of internal accounting controls which provide reasonable assurances that (i) all transactions are executed in accordance with management’s general or specific authorization, and (ii) access to their property and assets is permitted only in accordance with management’s general or specific authorization None of General or any of its Subsidiaries has received any advice or notification from its independent accountants that General or any of its Subsidiaries have used any improper accounting practice that would have the effect of not reflecting or incorrectly reflecting in the books and records of General and its Subsidiaries any properties, assets, liabilities, revenues, expenses, equity accounts or other accounts. No material weaknesses or significant deficiencies in the internal control environment of General and its Subsidiaries have been identified. The minute books of the meetings of the board of directors, members and/or stockholders of General and each of its Subsidiaries (including the committees thereof), as applicable, as previously made available to General, contain complete and correct records of all such meetings and accurately reflect all material corporate or limited liability company actions of the board of directors, members, and/or stockholders of General or applicable Subsidiary.

(b)     Since January 1, 2010, (i) neither General nor any of its Subsidiaries nor any of their respective directors or officers has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of General or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that General or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing General or any of its Subsidiaries, whether or not employed by General or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by General or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the General Board or any committee thereof or to any director or officer of General.

Section 3.19     Insurance.  General has made available to Phoenix true and complete copies of all material insurance policies covering the assets, businesses, equipment, properties, operations, employees, officers and directors of General and its Subsidiaries as of the date of this Agreement, a list of which is set forth on Section 3.19 of the General Disclosure Letter. Each such policy is in full force and effect and enforceable in accordance with its terms. All premiums payable under all such policies have been paid or accrued, when due or within applicable grace periods, and General and its Subsidiaries are otherwise in compliance in all material respects with the terms and conditions of all such policies.

Section 3.20     Intellectual Property.

(a)     Section 3.20 of the General Disclosure Letter sets forth a true, correct and complete list of patents and trademarks that are owned by and material to General or the General Subsidiaries and that are registered or subject to pending applications for registration. General and the General Subsidiaries own all right, title and interest in and to, free of all Liens other than Permitted Liens, or have a right to use, all Intellectual Property necessary for the conduct of the businesses of General and the General Subsidiaries taken as a whole as now being conducted (the “General IP”). To the Knowledge of General, each item of General IP set forth in Section 3.20 of the General Disclosure Letter is valid, subsisting and enforceable.

(b)     (i) To the Knowledge of General, no General IP owned by General or a General Subsidiary is being infringed, misappropriated or otherwise violated by any third party, and (ii) neither General nor any General Subsidiary is infringing, misappropriating or otherwise violating any Intellectual Property owned by any third party, in each case with respect to clauses (i) and (ii), that would reasonably be expected to result in a material liability for General or any General Subsidiary. Neither General nor any General Subsidiary has received written notice of any such claims (as set forth in clauses (i) and (ii) above) during the past year and there are no claims against General or any General Subsidiary presently pending or, to the Knowledge of General, threatened, alleging infringement, misappropriation or other violation of any third-party Intellectual Property. There is no outstanding Order that restricts, in a way material to the business of General and the General Subsidiaries, the use or ownership of any General IP issued directly to General or any General Subsidiary, neither General nor any General Subsidiary is a party to any such outstanding Order and, to the Knowledge of General, General and the General Subsidiaries are not otherwise subject to any such outstanding Order.

(c)     Except as would not, individually or in the aggregate, reasonably be likely to have a Material Adverse Effect on General, there is no pending or, to the Knowledge of General, threatened claim or dispute regarding or disputing the ownership, registrability or enforceability of, or use by, General or any General Subsidiary, of any General IP owned by General or a General Subsidiary, except with respect to office actions in connection with applications in the ordinary course of prosecution of any applied for Intellectual Property.

Section 3.21     Related Party Transactions.  Except for Contracts, transactions and other arrangements that are solely among General and its wholly owned Subsidiaries, or that relate solely to employee compensation and/or benefits in the ordinary course of business, no (x) equityholder, officer or director of General or any of its Subsidiaries, or (y) to the Knowledge of General, Affiliate of General or any of its Subsidiaries, or equityholder, officer or director of such Affiliate, (i) is a party to any Contract, transaction or other arrangement with General or any of its Subsidiaries or has any interest in any property or asset of General or any of its Subsidiaries, or (ii) to the Knowledge of General, beneficially owns a controlling equity interest in a party of the type described in clause (i) above (any Contract, transaction or other arrangement of the type described in the preceding sentence, a “General Related Party Transaction”). Any General Related Party Transaction is on terms that are not less favorable, in the aggregate, to General and its Subsidiaries than those that would have been obtained in a comparable transaction by General and its Subsidiaries with an unrelated Person.

Section 3.22     Disclosure. None of the information supplied or to be supplied by or on behalf of General for inclusion or incorporation by reference in the Form S-4 (including the Proxy Statement), the DGCL Notices or any Phoenix Information Statement will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, provided that no representation is made by General with respect to statements made or incorporated by reference in the Form S-4 (including the Proxy Statement), the DGCL Notices or the Phoenix Information Statement based on information supplied by Phoenix for inclusion or incorporation by reference therein.

Section 3.23     Certain Business Practices.  None of General or any of its Subsidiaries, and (to the Knowledge of General) no director, officer, employee or agent of any of General or its Subsidiaries with respect to any matter relating to any of General or its Subsidiaries, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; or (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or otherwise violated any provision of the Foreign Corrupt Practices Act of 1977, as amended, or the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, as amended.

Section 3.24     Vote Required.  (a) (i) The affirmative vote of the holders of a majority of outstanding shares of General Class A Common Stock, and (ii) the affirmative vote of the holders of a majority of outstanding shares of General Class B Common Stock, are the only votes of the holders of any class or series of General’s capital stock necessary to approve the General Charter Amendment (the “Required General Charter Amendment Votes”); and (b) assuming that the General Charter Amendment is filed with and accepted for filing by the VSCC in accordance with the VSCA, and has become effective, prior to the taking of the Reclassification Merger Vote, the following votes are the only other votes of the holders of any class or series of General’s capital stock necessary to approve this Agreement, the Reclassification Merger, the Combination Merger, the Conversion Merger and the other transactions contemplated hereby: (i) the affirmative vote of the holders of more than two-thirds of the outstanding shares of General Class B Common Stock with respect to the approval and adoption of this Agreement, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby (the “Required Reclassification Merger Vote”) and (ii) the affirmative vote of the holders of a majority of all votes cast by holders of shares of General Class A Common Stock and shares of General Class B Common Stock, voting together as a single class, with respect to the approval of the issuance of shares of General Common Stock pursuant to the Mergers (the “Required Stock Issuance Vote”, and together with the Required General Charter Amendment Votes and the Required Reclassification Merger Vote, the “Required General Votes”).

Section 3.25     MVPD Matters.  Section 3.25 of the General Disclosure Letter contains, as of the date hereof, a list of all retransmission consent agreements with MVPDs with more than 10,000 paid subscribers with respect to each General Station. To the Knowledge of General, General or the applicable General Subsidiaries have entered into retransmission consent agreements with respect to each MVPD with more than 10,000 paid subscribers in any of the General Stations’ Markets. Since December 31, 2011, and until the date hereof, (x) no such MVPD has provided written notice to General or any General Subsidiary of any material signal quality issue or has failed to respond to a request for carriage or, to the Knowledge of General, sought any form of relief from carriage of a General Station from the FCC, and (y) neither General nor any General Subsidiary has received any written notice from any such MVPD of such MVPD’s intention to delete a General Station from carriage or to change such General Station’s channel position.

Section 3.26     Opinions of Financial Advisors.  The General Board has received the opinion (to be confirmed in writing) of RBC, to the effect that, subject to the assumptions and limitations set forth in such the opinion, the General Exchange Ratio provided for pursuant to this Agreement is fair, from a financial point of view, to holders of General Class A Common Stock. The General Board has received the opinion of Stephens Inc., to the effect that, subject to the assumptions and limitations set forth in such the opinion, the General Exchange Ratio under the Agreement is fair to the holders of shares of General Class A Common Stock from a financial point of view. General will make promptly available to Phoenix, solely for informational purposes, a complete and correct copy of each such opinion after receipt thereof by General.

Section 3.27     General Ownership of Phoenix Common Stock.  As of the date hereof, neither General nor any General Subsidiary “owns” (as such term is defined in Section 203 of the DGCL) any shares of capital stock of Phoenix or any rights to purchase or otherwise receive any shares of capital stock or any other equity securities of Phoenix, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities. Neither General nor any of its Subsidiaries is, or has been at any time during the period commencing three years prior to the date hereof through the date hereof, an “interested stockholder” of Phoenix, as such term is defined in Section 203 of the DGCL.

Section 3.28     No Other Representations and Warranties.  Except for the representations and warranties made by General, Merger Sub 1, Merger Sub 2, or Merger Sub 3 in this Article III, none of General, Merger Sub 1, Merger Sub 2 or Merger Sub 3 has made any representation or warranty, expressed or implied, with respect to General or its Subsidiaries, their businesses, operations, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or the accuracy or completeness of any information regarding General or its Subsidiaries or any other matter. General and the General Subsidiaries disclaim any other representations or warranties, whether made by the General Shareholders, General, any General Subsidiary or any of their respective Affiliates, officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article III, General hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Phoenix or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Phoenix by any director, officer, employee, agent, consultant, or representative of the General Shareholders, General, any General Subsidiary or any of their respective Affiliates).

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

Section 4.1     Conduct of Businesses Prior to the Combination Merger Effective Time.  During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Combination Merger Effective Time, except (x) as set forth in Section 4.2 of the Phoenix Disclosure Letter or Section 4.3 of the General Disclosure Letter, (y) with the written consent of Phoenix or General, as applicable (in each case, which shall not be unreasonably withheld, conditioned or delayed), or (z) as expressly contemplated by this Agreement, each of Phoenix and General shall, and shall cause each of its respective Subsidiaries to, (i) conduct its business in all material respects in the ordinary course, (ii) use its reasonable best efforts to maintain the Phoenix FCC Licenses or the General FCC Licenses, as applicable, and the rights of it and its Subsidiaries thereunder, and (iii) use its reasonable best efforts to preserve intact in all material respects its current business organization, goodwill, ongoing businesses and significant relationships with third parties; provided, however, that no action by Phoenix or General or any of their respective Subsidiaries with respect to matters specifically addressed by any provision of Section 4.2 or 4.3 as applicable, shall be deemed a breach of the foregoing clauses (i), (ii) or (iii) unless such action would constitute a breach of such specific provision.

Section 4.2     Phoenix Forbearances.  During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Combination Merger Effective Time, except as set forth in Section 4.2 of the Phoenix Disclosure Letter or as expressly contemplated by this Agreement or required by Law, Phoenix shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of General, which shall not be unreasonably withheld, conditioned or delayed:

(a)     (i) other than dividends and other distributions by a direct or indirect Subsidiary of Phoenix to Phoenix or any direct or indirect wholly owned Subsidiary of Phoenix, declare, set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other equity interests or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other equity interests of Phoenix or any of its Subsidiaries, except, in the case of the foregoing clauses (ii) and (iii), for acquisitions of Phoenix Warrants pursuant to the exercise thereof and the related issuances of Phoenix Class A Common Stock, and except for such purchases, redemptions and other acquisitions solely between Phoenix and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of Phoenix and another wholly owned Subsidiary of Phoenix;

(b)     issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for issuances of Phoenix Class A Common Stock upon the exercise of Phoenix Warrants outstanding on the date hereof (provided that Phoenix shall not permit the exercise of any Phoenix Warrants to the extent that such exercise would cause Phoenix or any of its Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c)     amend (i) the Phoenix Charter or the Phoenix Bylaws, or any other comparable organizational documents of any Subsidiary of Phoenix, (ii) the Phoenix Warrant Agreement or any of the Phoenix Warrants (as amended by the Phoenix Support Agreement), or (iii) the Phoenix Equityholders Agreement;

(d)     (i) acquire or agree to acquire by merging or consolidating with, by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or (ii) outside the ordinary course of business, otherwise acquire or agree to acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $25 million during the period commencing on the date hereof and ending at the Combination Merger Effective Time; provided, that any Phoenix Related Party Transaction shall require the consent of General;

(e)     sell, lease, license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including Phoenix IP) other than such sales, leases, licenses, Liens or other dispositions that are in the ordinary course of business and are not material to the business of Phoenix and its Subsidiaries (but in no event may Phoenix or any of its Subsidiaries participate in any spectrum auction involving the sale of Phoenix’s spectrum);

(f)     except for borrowings under the Phoenix Credit Facilities that are incurred in the ordinary course of business, incur any Indebtedness;

(g)     make any loans, advances or capital contributions to, or investments in, any Person other than Phoenix or its wholly owned Subsidiaries and ordinary course advances and reimbursements to employees;

(h)     change in any respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in GAAP or applicable Law or change an annual accounting period;

(i)     make, change or revoke any material Tax election, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

(j)     except as permitted pursuant to Section 4.2(d) other than in the ordinary course of business consistent with past practice (except with respect to Phoenix Related Party Transactions), terminate, amend, cancel, renew, assign, modify, or consent to the termination of any Phoenix Material Contract, or enter into any contract or agreement that would constitute a Phoenix Material Contract if in effect on the date hereof, or waive, release or assign any rights or claims under a Phoenix Material Contract or consent to the termination of Phoenix’s (or applicable Subsidiary’s) rights thereunder, except for the termination of any Phoenix Material Contract pursuant to the terms thereof;

(k)     modify or accede to the modification of any of the Phoenix FCC Licenses if doing so is reasonably likely to be materially adverse to the interests of Surviving General and its Subsidiaries after giving effect to the Combination Merger in the operation of television broadcast stations or fail to provide General with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of the Phoenix FCC Licenses reasonably in advance of filing with the FCC;

(l)     apply to the FCC for any construction permit that would restrict the Phoenix Stations’ operations or make any material change in the assets of the Phoenix Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the Phoenix Stations’ signals within their respective service areas as of the date hereof;

(m)     make or authorize any new capital expenditures other than (x) capital expenditures pursuant to the budget set forth in Section 4.2 of the Phoenix Disclosure Letter, and (y) after consultation with General, any other capital expenditures to address exigent circumstances;

(n)     except to the extent required by the terms of any Phoenix Benefit Plan, Phoenix Labor Agreement or Phoenix Employment Agreement as in effect on the date hereof (i) grant or pay to any current or former director, officer or employee of Phoenix, other than in the ordinary course of business and consistent with past practice to an employee who is not a current or former executive officer or employee with an annual base salary exceeding $350,000 (any such executive officer or employee, a “Senior Manager”) or director, any (A) increase in severance or termination pay (for the avoidance of doubt, payment of severance in accordance with Phoenix’s severance policy or practice as in effect as of the date hereof shall not be considered an increase) or (B) increase in compensation or benefits, (ii) grant or award any stock options or other equity-based compensation to any director, officer or employee, (iii) accelerate the payment, funding or vesting of any payment or benefit provided or to be provided to any current or former director, officer or employee of Phoenix or (iv) enter into, adopt, amend, modify or waive any Phoenix Benefit Plan (other than amendments in the ordinary course of business and consistent with past practice), Phoenix Labor Agreement (other than entry into a new Phoenix Labor Agreement that replaces a Phoenix Labor Agreement that has expired or is expiring within a period of three months in the ordinary course of business and that does not materially increase Phoenix’s costs from those under the applicable expired or expiring Phoenix Labor Agreement, provided, that General shall have the right to consult with Phoenix with respect to any new Phoenix Labor Agreement prior to Phoenix’s entering into any such new Phoenix Labor Agreement) or any Phoenix Employment Agreement with any current or former director, officer or employee of Phoenix, except, with respect to a Phoenix Employment Agreement with any employee who is not a current or former director or Phoenix Senior Manager, in the ordinary course of business and consistent with past practice; provided, that if the Combination Merger Effective Time occurs after December 1, 2013, Phoenix may in the ordinary course of business and consistent with past practice (x) increase the annual base salaries of any Phoenix Senior Manager up to a rate of increase of up to 5% of base salary, and (y) subject to General’s right to consult with Phoenix with respect to the setting of performance goals and/or targets in respect of the annual incentive award plan prior to setting such goals and/or targets, grant cash-based annual incentive awards to Phoenix Senior Managers, so long as no such awards granted to a Phoenix Senior Manager shall have a value that is greater than the value of the cash-based annual incentive award granted by Phoenix to such Phoenix Senior Manager in 2013 (in each case, as a percentage of base salary), provided, further that the permitted individual base salary increase and cash-based annual incentive award limits in this Section 4.2(n) for any Phoenix Senior Manager who has been hired or promoted since the previous salary increases or annual incentive awards made by Phoenix shall be based on the permitted level of increase in the ordinary course of business and consistent with past practice for an individual in a similar grade or position as such Phoenix Senior Manager’s grade or position following his hiring or promotion;

(o)     purchase or otherwise acquire any shares of capital stock of General or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of General, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities;

(p)     adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification recapitalization or other reorganization;

(q)     subject to and without limitation of Section 5.14, pay, discharge, settle or satisfy any litigation, arbitration, proceeding or claim which payment, discharge, settlement or satisfaction would reasonably be expected to limit or restrict the operation of the business of Phoenix or any Phoenix Subsidiary (including after the Closing, General or any General Subsidiary) in any material respect, or would require the payment by Phoenix or any Phoenix Subsidiary of an amount in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate; or

(r)     agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions in support of, any of the actions prohibited by this Section 4.2.

Section 4.3     General Forbearances.  During the period from the date of this Agreement until the earlier of the termination of this Agreement in accordance with its terms or the Combination Merger Effective Time, except as set forth in Section 4.3 of the General Disclosure Letter or as expressly contemplated by this Agreement or required by Law, General shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Phoenix, which shall not be unreasonably withheld, conditioned or delayed:

(a)     (i) other than dividends and other distributions by a direct or indirect Subsidiary of General to General or any direct or indirect wholly owned Subsidiary of General, declare, set aside or pay any dividends on, make any other distributions in respect of, any of its capital stock or other equity securities, (ii) split, recapitalize, subdivide, combine or reclassify any of its capital stock or other equity interests or issue or authorize the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock or other equity interests or (iii) purchase, redeem or otherwise acquire any shares of capital stock or other securities of General or any of its Subsidiaries, except, in the case of this clause (iii), for such purchases, redemptions and other acquisitions solely between General and a wholly owned Subsidiary thereof, or between a wholly owned Subsidiary of General and another wholly owned Subsidiary of General;

(b)     except in connection with the Reclassification Merger, issue, deliver, sell, pledge or otherwise encumber or subject to any Lien (other than a Permitted Lien), any shares of its capital stock or other equity interests, or any rights, warrants, options or securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such shares of capital stock or other equity interests, except for grants and awards of General Stock-Based Awards and General Stock Options in the ordinary course of business that are permitted by Section 4.3(n) and issuances of General Class A Common Stock upon the exercise of General Stock Options or the settlement of General Stock-Based Awards in the ordinary course of business (provided that General shall not make any grants, awards, or issuances to the extent that such grants, awards or issuances would cause General or any of its Subsidiaries to be in violation of the Communications Act or the FCC Rules);

(c)     except for the General Charter Amendment, and except in connection with the Reclassification Merger as provided herein, amend the General Charter or the General bylaws, or any other comparable organizational documents of any Subsidiary of General;

(d)     (i) acquire or agree to acquire by merging or consolidating with, by purchasing any assets or any equity securities of, or by any other manner, any business or any Person, or (ii) outside the ordinary course of business, otherwise acquire or agree to acquire any assets or properties, in an aggregate amount (measuring clauses (i) and (ii) collectively) in excess of $25 million during the period commencing on the date hereof and ending at the Combination Merger Effective Time; provided, that any General Related Party Transaction shall require the consent of Phoenix;

(e)     sell, lease, license, subject to any Lien (other than any Permitted Lien), or otherwise dispose of any of its properties or assets (including General IP) other than such sales, leases, licenses, Liens or other dispositions that are in the ordinary course of business and are not material to the business of General and its Subsidiaries (but in no event may General or any of its Subsidiaries participate in any spectrum auction involving the sale of General’s spectrum);

(f)     except for borrowings under the General Credit Facility that are incurred in the ordinary course of business, incur any Indebtedness;

(g)     make any loans, advances or capital contributions to, or investments in, any Person other than General or its wholly owned Subsidiaries and ordinary course advances and reimbursements to employees;

(h)     change in any respect its accounting methods (or underlying assumptions), principles or practices affecting its assets, liabilities or business, in each case, in effect on the date hereof, except as required by changes in GAAP or applicable Law or change an annual accounting period;

(i)     make, change or revoke any material Tax election, settle, compromise or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, amend any material Tax Return, enter into any closing agreement with any Governmental Entity regarding material Taxes or surrender any claim for a refund of material Taxes;

(j)     except as permitted pursuant to Section 4.3(d),other than in the ordinary course of business consistent with past practice (except with respect to General Related Party Transactions), terminate, amend, cancel, renew, assign, modify, or consent to the termination of any General Material Contract, or enter into any contract or agreement that would constitute a General Material Contract if in effect on the date hereof, or waive, release or assign any rights or claims under a General Material Contract or consent to the termination of the General’s (or applicable Subsidiary’s) rights thereunder, except for the termination of any General Material Contract pursuant to the terms thereof;

(k)     modify or accede to the modification of any of the General FCC Licenses if doing so is reasonably likely to be materially adverse to the interests of Surviving General and its Subsidiaries after giving effect to the Combination Merger in the operation of television broadcast stations or fail to provide Phoenix with a copy of (and a reasonable opportunity to review and comment on) any application to modify any of the General FCC Licenses reasonably in advance of filing with the FCC;

(l)     apply to the FCC for any construction permit that would restrict the General Stations’ operations or make any material change in the assets of the General Stations that is not in the ordinary course of business, except as may be necessary or advisable to maintain or continue effective transmission of the General Stations’ signals within their respective service areas as of the date hereof;

(m)     make or authorize any new capital expenditures other than (x) capital expenditures pursuant to the budget set forth in Section 4.3 of the General Disclosure Letter and (y) after consultation with Phoenix, any other capital expenditures to address exigent circumstances;

(n)     except to the extent required by the terms of any General Benefit Plan, General Labor Agreement or General Employment Agreement as in effect on the date hereof (i) grant or pay to any current or former director, officer or employee of General, other than in the ordinary course of business and consistent with past practice to an employee who is not a current or former director or General Senior Manager, any (A) increase in severance or termination pay (for the avoidance of doubt, payment of severance in accordance with General’s severance policy or practice as in effect on the date hereof shall not be considered an increase) or (B) increase in compensation or benefits, (ii) grant or award any stock options, Performance Accelerated Restricted Stock or other equity-based compensation to any director, officer or employee, except (1) the grant of options to purchase up to an aggregate of 225,000 shares or the grant of Performance Accelerated Restricted Stock up to an aggregate of 57,000 shares, in each case in the ordinary course of business and consistent with past practice to an employee who is not a director or General Senior Manager and provided that Performance Accelerated Restricted Stock may be granted only to an employee who previously received such a grant, and (2) the issuance of deferred stock units in the ordinary course of business to directors who have elected to have their director fees deferred into stock units, (iii) accelerate the payment, funding or vesting of any payment or benefit provided or to be provided to any current or former director, officer or employee of General, or (iv) enter into, adopt, amend, modify or waive any General Benefit Plan (other than amendments in the ordinary course of business and consistent with past practice), General Labor Agreement (other than entry into a new General Labor Agreement that replaces a General Labor Agreement that has expired or is expiring within a period of three months in the ordinary course and consistent with past practice and that does not materially increase General’s costs from those under the applicable expired or expiring General Labor Agreement provided, that Phoenix shall have the right to consult with General with respect to any new General Labor Agreement prior to General’s entering into any such new General Labor Agreement), or any General Employment Agreement with any director, officer or employee of General, except, with respect to a General Employment Agreement with an employee who is not a current or former director or General Senior Manager, in the ordinary course and consistent with past practice; provided, that if the Combination Merger Effective Time occurs (x) after December 1, 2013, General may, in the ordinary course of business and consistent with past practice, increase the annual base salaries of any General Senior Manager up to a rate of increase of up to 5% of base salary, and (y) after January 31, 2014, General may, in the ordinary course of business and consistent with past practice, subject to Phoenix’s right to consult with General with respect to the setting of performance goals and/or targets in respect of 2014 prior to the setting of such goals and/or targets, (1) grant cash-based annual incentive awards to General Senior Managers, so long as no such awards granted to a General Senior Manager shall have a value that is greater than the value of the cash-based annual incentive award granted by General to such General Senior Manager in 2013 (in each case, as a percentage of base salary) and (2) grant equity-based awards to General Senior Managers, so long as (aa) no equity awards other than options and Performance Accelerated Restricted Stock are granted, and (bb) no such award granted to any General Senior Manager shall have a value (determined as a percentage of base salary) that is greater than the value of the equity-based annual incentive awards granted by General to such General Senior Manager in 2013 (in the case of options) or 2012 (in the case of grants of Performance Accelerated Restricted Stock), provided, further that the permitted individual base salary increase, cash-based award and/or equity-based award limits in this Section 4.3(n) for any General Senior Manager who has been hired or promoted since the previous salary increases, or cash-based awards and/or equity-based awards made by General shall be based on the permitted level of increase in the ordinary course of business and consistent with past practice for an individual in a similar grade or position as such General Senior Manager’s grade or position following his or her hiring or promotion;

(o)     purchase or otherwise acquire any shares of capital stock of Phoenix or any rights to purchase or otherwise acquire any shares of capital stock or any other equity securities of Phoenix, or any securities exercisable, convertible or exchangeable for, or the value of which is determined in reference to, any such securities;

(p)     adopt or enter into a plan of complete or partial liquidation, dissolution, reclassification recapitalization or other reorganization;

(q)     subject to and without limitation of Section 5.14, pay, discharge, settle or satisfy any litigation, arbitration, proceeding or claim which payment, discharge, settlement or satisfaction would reasonably be expected to limit or restrict the operation of the business of General or any General Subsidiary (including after the Closing, Phoenix or any Phoenix Subsidiary) in any material respect, or would require the payment by General or any General Subsidiary of an amount in excess of Five Hundred Thousand Dollars ($500,000) in the aggregate; or

(r)     agree to take, make any commitment to take, or cause its board of directors to adopt any resolutions in support of, any of the actions prohibited by this Section 4.3.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1     Form S-4; NYSE Listing.

(a)     As promptly as practicable following the date of this Agreement, (i) General shall prepare a proxy statement relating to the General Shareholder Meeting (the “Proxy Statement”) in preliminary form and (ii) General shall prepare and file with the SEC a Registration Statement on Form S-4 together with all amendments thereto (the “Form S-4”) (in which the Proxy Statement will be included as a prospectus) relating to the registration of the shares of (x) General Voting Common Stock being issued in exchange for the outstanding shares of General Class A Common Stock and General Class B Common Stock in connection with the Reclassification Merger, and shares of General Non-Voting Common Stock issuable upon conversion of such General Voting Common Stock, and (y) shares of General Non-Voting Common Stock being issued in exchange for the outstanding shares of General Class A Common Stock and General Class B Common Stock in connection with the Reclassification Merger, and shares of General Voting Common Stock issuable upon conversion of such General Non-Voting Common Stock. The Form S-4 shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder and other applicable Law. In preparing the Proxy Statement and the Form S-4, General shall consult with Phoenix. Prior to filing the Form S-4 (or any amendment or supplement thereto) with the SEC, mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, General shall provide Phoenix an opportunity to review and comment on such document or response (including the proposed final version of such document or response). Each of Phoenix and General shall use its reasonable efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and keep the Form S-4 effective for so long as necessary to consummate the Mergers. General shall use its reasonable best efforts to respond to any comments by the SEC staff in respect of the Form S-4 and to cause the definitive Proxy Statement to be mailed to General’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. General shall use reasonable best efforts to take any other action required to be taken under the Securities Act, the Exchange Act, the VSCA and the rules of the NYSE, in connection with the filing and distribution of the Proxy Statement and the Form S-4, and the solicitation of proxies from General Shareholders thereunder.

(b)     General shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE and the SEC to enable the listing of the General Common Stock on the NYSE no later than the Reclassification Merger Effective Time, subject to official notice of issuance. General shall also use its reasonable best efforts to obtain all necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement (provided that in no event shall General be required to qualify to do business in any jurisdiction in which it is not now so qualified or file a general consent to service of process).

(c)     In furtherance of Section 5.1(a) and Section 5.1(b), General shall promptly notify Phoenix upon the receipt of any comments from the SEC or the NYSE or any request from the SEC for amendments or supplements to the Form S-4 or from the NYSE for amendments of supplements to the NYSE listing application, and shall, as promptly as practicable after receipt thereof, provide Phoenix with copies of all correspondence between it and its representatives, on the one hand, and the SEC or the NYSE, on the other hand, and all written comments with respect to the Form S-4 from the SEC or to the NYSE listing application from the NYSE and advise Phoenix of any oral comments with respect to the Form S-4 received from the SEC or to the NYSE listing application from the NYSE. General shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Form S-4 and to any comments from the NYSE with respect to the NYSE listing application. General shall advise Phoenix, promptly after it receives notice thereof, of the time the NYSE listing application is approved.

(d)     Phoenix shall, upon request, furnish to General all information concerning Phoenix, its Subsidiaries, directors, officers and (to the extent reasonably available to Phoenix) stockholders and such other matters as may be reasonably necessary or advisable in connection with the Form S-4. Each of General and Phoenix shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of General, Phoenix or any of their respective Subsidiaries to the NYSE or any Governmental Entity (including the Form S-4 and the Proxy Statement) in connection with the Combination Merger and the other transactions contemplated by this Agreement. In addition, Phoenix will use its reasonable best efforts to provide (i) interim financial statements (including footnotes) that are timely reviewed by Phoenix’s independent auditor, (ii) management’s discussion and analysis of interim and annual financial statements, (iii) the consent of Phoenix’s independent auditor to include annual financial statement reports in the Form S-4, (iv) information necessary to prepare selected financial data, and (v) information necessary to enable General to prepare required pro forma financial statements and related footnotes, in each case, to the extent reasonably necessary to permit General to prepare the Form S-4.

(e)     If at any time prior to the Combination Merger Effective Time any information relating to Phoenix or General, or any of their respective Affiliates, officers or directors, should be discovered by Phoenix or General that should be set forth in an amendment or supplement to either of the Form S-4 or the Proxy Statement, so that either of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC and, to the extent required under applicable Law, disseminated to the stockholders of General.

Section 5.2     General Shareholder Meeting; General Charter Amendment.

(a)     As promptly as practicable following the date of this Agreement, General shall, in consultation with Phoenix, in accordance with applicable Law and the General Charter and General Bylaws, establish a record date for (and commence a broker search pursuant to Section 14a-13 of the Exchange Act in connection therewith), duly call, give notice of, convene and hold a meeting of the holders of General Class A Common Stock and General Class B Common Stock (the “General Shareholder Meeting”) at which meeting General shall seek the Required General Votes. Subject to Section 5.10(c), General shall use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part to cause each of the Required General Votes to be received at the General Shareholder Meeting or any adjournment or postponement thereof. Unless this Agreement has been terminated pursuant to Section 7.1, General’s obligation to call, give notice of, convene and hold the General Shareholder Meeting in accordance with the foregoing sentence of this Section 5.2 shall apply notwithstanding the commencement, disclosure, announcement or submission of any Acquisition Proposal or Acquisition Inquiry to General, the General Board, its Representatives or the General Shareholders, or by a General Adverse Recommendation, and General shall not submit to the vote of its shareholders any Acquisition Proposal other than the Mergers.

(b)     At the General Shareholder Meeting, the Required Stock Issuance Vote, the Required Class A Vote and the Required General Charter Amendment Votes shall each be held prior to the Required Reclassification Merger Vote. Promptly (and in any event no later than one (1) Business Day) after obtaining all of the Required General Votes other than the Required Reclassification Merger Vote (if all such votes are obtained), General shall file, or cause to be filed, the General Charter Amendment with the VSCC in accordance with the VSCA, and the Required Reclassification Merger Vote shall not be held until such time as the General Charter Amendment has been so filed and accepted for filing by the VSCC, and is in full force and effect. From and after the time of such filing, the General Charter, as amended by the General Charter Amendment, shall be the articles of incorporation of General, until thereafter amended as provided therein and in accordance with applicable Law (including pursuant to the Reclassification Merger). General shall adjourn the General Shareholder Meeting after obtaining all of the Required General Votes other than the Required Reclassification Merger Vote, and shall reconvene the meeting promptly following such time that the General Charter Amendment has been filed and accepted for filing in the manner contemplated by this Section 5.2(b), and is in full force and effect, and General shall seek the Required Reclassification Merger Vote at such reconvened meeting.

(c)     Unless the General Board shall have made a General Adverse Recommendation Change in accordance with Section 5.10(c), the Proxy Statement shall include a statement to the effect that the General Board recommends that (i) the holders of shares of General Class B Common Stock vote to approve and adopt this Agreement, the General Charter Amendment, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby, (ii) the holders of shares of General Class B Common Stock and General Class A Common Stock vote to approve the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger and (iii) the holders of shares of General Class A Common Stock vote to approve the General Charter Amendment and approve and ratify this Agreement, the Reclassification Plan of Merger, the Reclassification Merger and the transactions contemplated hereby and thereby (such recommendations collectively referred to as the “General Board Recommendation”).

Section 5.3     Appropriate Action; Consents; Filings.

(a)     Subject to the terms and conditions herein provided, the parties shall (i) use reasonable best efforts to obtain as promptly as practicable any necessary consents, approvals, waivers and authorizations of, actions or nonactions by, and make as promptly as practicable all necessary filings and submissions with, any Governmental Entity or any third party necessary in connection with the consummation of the transactions contemplated by this Agreement; (ii) use reasonable best efforts to (A) avoid a suit, action, petition to deny, objection, proceeding or investigation, whether judicial or administrative and whether brought by a Governmental Entity or any third party, and (B) avoid the entry of, or to effect the dissolution of, any injunction, stay, temporary restraining order or other order in any such suit, action, petition to deny, objection, proceeding or investigation, in each case, challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers and the other transactions contemplated by this Agreement, (iii) use reasonable best efforts to cooperate with each other in (A) determining which filings are required to be made prior to the Closing with, and which material consents, approvals, Permits, notices or authorizations are required to be obtained prior to the Closing from, Governmental Entities or third parties in connection with the execution and delivery of this Agreement and related agreements and consummation of the transactions contemplated hereby and thereby and (B) timely making all such filings and timely seeking all such consents, approvals, Permits, notices or authorizations, (iv) use reasonable best efforts to cause the conditions to the Mergers set forth in Article VI to be satisfied as promptly as reasonably practicable, and (v) use reasonable best efforts to take, or cause to be taken, all other actions and do, or cause to be done, and cooperate with each other in order to do, all other things necessary or appropriate to consummate the transactions contemplated hereby as soon as practicable. In connection with the foregoing, Phoenix, on the one hand, will provide General, and General, on the other hand, will provide Phoenix, with copies of any material correspondence, filing or communication (or oral summaries or memoranda setting forth the substance thereof) between such party or any of its Representatives, on the one hand, and any Governmental Entity or members of their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby. Prior to submitting or making any such correspondence, filing or communication to any such Governmental Entity or members of their respective staffs, the parties shall first provide the other party with a copy of such correspondence, filing or communication in draft form and give such other party a reasonable opportunity to discuss its content before it is submitted or filed with the relevant Governmental Entities, and shall consider and take account of all reasonable comments timely made by the other party with respect thereto. To the extent permitted by applicable Law, each of the parties shall ensure that the other party is given the opportunity to attend any meetings with or other appearances before any Governmental Entity with respect to the transactions contemplated by this Agreement.

(b)     For purposes of this Section 5.3, “reasonable best efforts” shall include (i) diligently prosecuting the FCC Applications, (ii) vigorously defending, contesting and objecting to any claims, lawsuits, petitions to deny, objections, actions or other proceedings, whether judicial or administrative, by or before any Governmental Entity challenging this Agreement or the transactions contemplated hereby or that would otherwise prevent or materially impede, interfere with, hinder or delay the consummation of the Mergers and the other transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (iii) executing settlements, undertakings, consent decrees, stipulations or other agreements, (iv) selling, divesting, holding separate or otherwise conveying, or agreeing to sell, divest, hold separate or otherwise convey, any particular assets or categories of assets or businesses of General, Phoenix or any of their respective Subsidiaries, (v) agreeing to terminate, relinquish, modify or waive existing, or to create new, relationships, ventures, contractual rights, obligations or other arrangements of General, Phoenix or any of their Subsidiaries, and (vi) otherwise taking or committing to take actions that after the Closing Date would limit the freedom of action of General, Phoenix or any of their respective Subsidiaries with respect to, or its or their ability to retain, one or more of its or their businesses, product lines or assets; provided, however, that (a) General, Phoenix or any of their respective Subsidiaries shall not be required to take or agree to take any such actions contemplated in clauses (i) through (vi) above which would bind General, Phoenix or any of their respective Subsidiaries in respect of any matter if the Closing does not occur, and (b) notwithstanding anything herein to the contrary, the parties hereto agree and acknowledge that this Section 5.3 shall not require, or be construed to require, any party hereto or their respective Affiliates to take or agree to take any action or agree or consent to any limitations or restrictions on freedom of action with respect to, or its ability to retain, or make changes in, any such businesses, assets, licenses, services or operations of General, Phoenix or any of their respective Subsidiaries that individually or in the aggregate, are reasonably likely to have a material adverse effect on the financial condition, business or results of operations of General and its Subsidiaries after giving effect to the Combination Merger.

(c)     Without limiting the generality of Section 5.3(a) and Section 5.3(b) above:

(i)     Within twelve (12) Business Days of the date of this Agreement, General and Phoenix shall, and as necessary or advisable cause their respective Subsidiaries (excluding the Shield Companies) to, file the FCC Applications relating to those FCC Licenses issued under Part 73 of Title 47 of the Code of Federal Regulations. As promptly as practicable from the date of this Agreement, General and Phoenix shall, and as necessary or advisable cause their respective Subsidiaries (excluding the Shield Companies) to, file the remainder of the FCC Applications. General and Phoenix shall use reasonable best efforts to obtain the FCC Consent as promptly as practicable. General and Phoenix shall each pay 50% of the FCC filing fees relating to the transactions contemplated hereby required by the Communications Act and the FCC Rules to be paid by General, Phoenix or any of their respective Subsidiaries, irrespective of whether the transactions contemplated by this Agreement are consummated. Except as otherwise contemplated by Section 5.3(b), no party hereto shall take any action that would, or fail to take any action the failure of which to take would, reasonably be expected to have the effect of materially delaying the grant of the FCC Consent.

(ii)     As promptly as practicable following the date of this Agreement, General and Phoenix shall, and/or shall cause their respective ultimate parent entities to file Notification and Report Forms with the Federal Trade Commission and the United States Department of Justice pursuant to the HSR Act, with respect to the transactions contemplated hereby, and shall thereafter promptly respond to all requests received from such agencies for additional information or documentation. General and Phoenix shall each pay 50% of the filing fees payable under the HSR Act by General, Phoenix or any of their respective ultimate parent entities relating to the transactions contemplated hereby, irrespective of whether the transactions contemplated by this Agreement are consummated.

(iii)     To avoid disruption or delay in the processing of the FCC Applications, General and Phoenix shall, and shall cause their respective Subsidiaries (other than the Shield Companies) to, agree (i) as part of the FCC Applications, to request that the FCC apply its policy of permitting the assignment or transfer of control of the FCC Licenses in transactions involving multiple stations to proceed, notwithstanding the pendency of any Renewal Application, and (ii) to make such representations and undertakings as are necessary or appropriate to invoke such policy, including undertakings to assume, as between the parties and the FCC, the position of the applicant before the FCC with respect to any pending Renewal Application and to assume the corresponding regulatory risks relating to any such Renewal Application. In addition, General and Phoenix acknowledge that, to the extent reasonably necessary to expedite the grant by the FCC of any Renewal Application with respect to any Station and thereby to facilitate the grant of the FCC Consent with respect to such Station, each of General, Phoenix and their applicable Subsidiaries shall be permitted to enter into tolling agreements with the FCC to extend the statute of limitations for the FCC to determine or impose a forfeiture penalty against such Station in connection with (i) any pending complaints that such Station aired programming that contained obscene, indecent or profane material or (ii) any other enforcement matters against such Station with respect to which the FCC may permit General or Phoenix (or any of their respective Subsidiaries) to enter into a tolling agreement.

(iv)     If the Closing shall not have occurred for any reason within the original effective periods of the FCC Consent, and neither party shall have terminated this Agreement pursuant to the terms hereof, General and Phoenix shall use their reasonable best efforts to obtain one or more extensions of the effective period of the FCC Consent to permit consummation of the transactions hereunder. Upon receipt of the FCC Consent, Phoenix and General shall use their respective reasonable best efforts to maintain in effect the FCC Consent to permit consummation of the transactions hereunder. No extension of the FCC Consent shall limit the right of General and Phoenix to terminate this Agreement pursuant to the terms hereof.

Section 5.4     Access to Information.

(a)     Upon reasonable notice and subject to applicable Laws relating to the exchange of information, each of Phoenix and General shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during normal business hours during the period from the date of this Agreement to the earlier of the termination of this Agreement in accordance with its terms and the Combination Merger Effective Time, to all its properties, books, contracts and records, and, during such period, each of such parties shall, and shall cause its Subsidiaries to, make available to the other all other information concerning its business, properties and personnel as the other may reasonably request. Neither Phoenix nor General nor any of their Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law, rule, regulation, order, judgment, decree or fiduciary duty or binding agreement entered into prior to the date of this Agreement. Each of Phoenix and General shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.

(b)     All information and materials provided pursuant to this Agreement shall be subject to the provisions of that certain confidentiality agreement, dated as of November 21, 2012, by and between General and Phoenix (the “Confidentiality Agreement”).

(c)     No investigation by either of the parties or their respective representatives shall affect the representations and warranties of the other set forth in this Agreement.

Section 5.5     Employee Matters.

(a)     From and after the Conversion Merger Effective Time, the employees of General and its Subsidiaries who are employed by General and its Subsidiaries (excluding the Surviving Company and its Subsidiaries) as of the Reclassification Merger Effective Time and who remain employed by General and its Subsidiaries thereafter (the “General Continuing Employees”) and the employees of Phoenix and its Subsidiaries who are employed by the Surviving Company and its Subsidiaries as of the Conversion Merger Effective Time and who remain employed by General or any of its Subsidiaries (including the Surviving Company and its Subsidiaries) thereafter (the “Phoenix Continuing Employees”, and together with the General Continuing Employees, the “Continuing Employees”) will continue to participate and have coverage or will be offered participation and coverage under the applicable General Benefit Plans, Phoenix Benefit Plans or employee benefit plans adopted or implemented by General or its Subsidiaries at or following the Closing (each, a “New Benefit Plan”, and, together with the General Benefit Plans and the Phoenix Benefit Plans following the Closing, the “Merger Benefit Plans”), or a combination thereof, as determined by Phoenix and General prior to the Conversion Merger Effective Time, and without duplication of benefits.

(b)     General shall cause (i) each General Benefit Plan in which Phoenix Continuing Employees become eligible to participate, (ii) each Phoenix Benefit Plan in which General Continuing Employees become eligible to participate and (iii) each New Benefit Plan in which Continuing Employees become eligible to participate, to take into account for purposes of eligibility, vesting and benefit accruals (solely, in the case of benefit accruals, with respect to Merger Benefit Plans that are not defined benefit plans or provide post-retirement health or welfare benefits, except as required by applicable Law or under any Merger Benefit Plan that replaces a comparable General Benefit Plan or Phoenix Benefit Plan, as applicable), the service of such Continuing Employees with Phoenix and its Subsidiaries (and any predecessor entities) and General and its Subsidiaries (and any predecessor entities), as applicable, to the same extent as such service was credited for such purpose, with respect to a General Continuing Employee, by General and its Subsidiaries and, with respect to Phoenix Continuing Employees, by Phoenix and its Subsidiaries; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service or with respect to New Benefit Plans for which prior service is not taken into account or with respect to plans for which participation and/or service is frozen.

(c)     At and following the Conversion Merger Effective Time, General shall, and shall cause the Surviving Company, as applicable, to, honor the accrued and vested obligations of General and Phoenix and their respective Subsidiaries as of the Conversion Merger Effective Time under the provisions of the General Benefit Plans, General Employment Agreements, Phoenix Benefit Plans, Phoenix Employment Agreements, and New Benefit Plans, as applicable; provided that this provision shall not prevent General, the Surviving Company or any of their respective Subsidiaries from amending, suspending or terminating any such plans or agreements to the extent permitted by the respective terms of such plans or agreements.

(d)     If Phoenix Continuing Employees become eligible to participate in a General Benefit Plan or a New Benefit Plan or General Continuing Employees become eligible to participate in a Phoenix Benefit Plan or a New Benefit Plan, in each case that provides medical, dental or other health care insurance, General shall cause each such plan to (i) waive any preexisting condition limitations to the extent such conditions are covered under the applicable medical, health, or dental plans of General or Phoenix, as applicable, (ii) honor under such plans any deductible, co-payment and out-of-pocket expenses incurred by such employees and their beneficiaries during the portion of the calendar year prior to such participation, and (iii) waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Combination Merger Effective Time for the year in which the Combination Merger Effective Time or participation in such medical, dental or other health care insurance plan of General or Phoenix, as applicable, occurs, in each case to the extent such employee had satisfied any similar limitation or requirement under an analogous medical, dental or other health care insurance plan of Phoenix or General, as applicable, prior to the Combination Merger Effective Time for the year in which the Combination Merger Effective Time or participation in such medical, dental or health care insurance plan occurs.

(e)     For the avoidance of doubt, to the extent any Phoenix Employment Agreement expressly requires the successor of Phoenix, its business or its assets to expressly assume and agree to perform such agreement in the same manner and to the same extent that Phoenix would be required to perform it if no such succession had taken place (or such words of like import), the Surviving Company expressly so assumes and agrees.

(f)     For the avoidance of doubt, to the extent any Phoenix Labor Agreement, which covers any Phoenix Continuing Employee and which exists as of the Combination Effective Merger Time, expressly requires the successor of Phoenix, its business or its assets to expressly assume and agree to perform such agreement in the same manner and to the same extent that Phoenix would be required to perform it if no such succession had taken place (or such words of like import), the Surviving Company expressly so assumes and agrees.

(g)     Without limiting the generality of Section 8.9, this Section 5.5 shall be binding upon and inure solely to the benefit of each party to this Agreement, and nothing in this Section 5.5, express or implied, is intended to confer upon any other Person, including any current or former director, officer or employee of Phoenix, General or any of their respective Subsidiaries, any rights or remedies of any nature whatsoever under or by reason of this Section 5.5. Nothing in this Agreement shall prevent General, Merger Sub 1, Merger Sub 2, Merger Sub 3, Surviving General or the Surviving Company from amending, suspending or terminating any Phoenix Benefit Plans, Phoenix Employment Agreements, General Benefit Plans or General Employment Agreements to the extent permitted by the respective terms of such plans or agreements. Nothing contained in this Agreement shall constitute or be deemed to be an amendment to any Phoenix Benefit Plan, Phoenix Employment Agreement, General Benefit Plan, General Employment Agreement or any other compensation or benefit plan, program or arrangement of General, Phoenix or any of their respective Subsidiaries.

(h)     The parties hereto anticipate that, in connection with the 2014 annual meeting of shareholders of General, the General Board will propose that the shareholders of General approve an increase in the number of shares of General Common Stock available for grant under General’s equity incentive plans to such amount as may be agreed upon by a majority of the post-Combination Merger General Board, including a majority of the Phoenix Designees (as defined on Exhibit B hereto) and a majority of the General Designees (as defined on Exhibit B hereto). Phoenix Continuing Employees shall be eligible to participate in the General LTIP on and after the Combination Merger Effective Time on the same terms and conditions as similarly situated General Continuing Employees.

(i)     The parties hereto intend that General will make a $50 million contribution to the Media General Advantage Retirement Plan after the completion of a Refinancing, subject to available liquidity and any other factors deemed relevant at such time by the General Board, and consistent with General’s obligations under its financing documents.

Section 5.6     Directors’ and Officers’ Insurance.

(a)     Without limiting any additional rights that any manager, director, officer, trustee, agent, or fiduciary may have under any indemnification agreement or under the General Charter, the General Bylaws, the Phoenix Charter or the Phoenix Bylaws or, if applicable, similar organizational documents or agreements of any General Subsidiary or Phoenix Subsidiary (collectively, the “Organizational Documents”), from and after the Conversion Merger Effective Time, Surviving General and the Surviving Company (the “D&O Indemnifying Parties”), jointly and severally, shall, and shall cause their respective Subsidiaries (other than the Shield Companies) to: (i) indemnify and hold harmless each person who is at the date hereof, was previously, or during the period from the date hereof through the date of the Combination Merger Effective Time serving as a manager, director, officer, trustee or fiduciary of General or Phoenix or any of their respective Subsidiaries and acting in its capacity as such (collectively, the “D&O Indemnified Parties”) to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, in connection with any D&O Claim and any losses, claims, damages, liabilities, costs, Claim Expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) relating to or resulting from such D&O Claim; and (ii) promptly pay on behalf of or, within ten (10) Business Days after any request for advancement, advance to each of the D&O Indemnified Parties, in each case to the fullest extent authorized or permitted by applicable Law, as now or hereafter in effect, any Claim Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any D&O Claim in advance of the final disposition of such D&O Claim, including payment on behalf of or advancement to the D&O Indemnified Party of any Claim Expenses incurred by such D&O Indemnified Party in connection with enforcing any rights with respect to such indemnification and/or advancement, in each case without the requirement of any bond or other security, but subject to Surviving General and the Surviving Company’s receipt of a written undertaking by or on behalf of such D&O Indemnified Party to repay such Claim Expenses if it is ultimately determined under applicable Law that such D&O Indemnified Party is not entitled to be indemnified. Notwithstanding the foregoing, the D&O Indemnified Parties as a group may retain only one law firm to represent them with respect to each such D&O Claim unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more D&O Indemnified Parties. To the extent authorized or permitted by applicable Law, the indemnification and advancement obligations of the D&O Indemnifying Parties pursuant to this Section 5.6(a) shall extend to acts or omissions occurring at or before the Combination Merger Effective Time and any D&O Claim relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement, the Combination Merger and the consummation of the other transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any D&O Claim relating thereto), and all rights to indemnification and advancement conferred hereunder shall continue as to a person who has ceased to be a director, officer, trustee, employee, agent, or fiduciary of General or Phoenix or any of their respective Subsidiaries after the date hereof and shall inure to the benefit of such Person’s heirs, successors, executors, and personal and legal representatives. As used in this Section 5.6(a): (x) the term “D&O Claim” means any threatened, asserted, pending or completed action, suit or proceeding or inquiry or investigation, whether instituted by any party hereto, any Governmental Entity or any other Person, that any D&O Indemnified Party in good faith believes might lead to the institution of any action, suit or proceeding, whether civil, criminal, administrative, investigative or other, including any arbitration or other alternative dispute resolution mechanism, arising out of or pertaining to matters that relate to (A) such D&O Indemnified Party’s duties or service as a manager, director, officer, trustee, employee, agent, or fiduciary of General or Phoenix or any of their respective Subsidiaries or (B) to the extent such person is or was serving at the request or for the benefit of General or Phoenix or any of their respective Subsidiaries, any other entity or any benefit plan maintained by any of the foregoing at or prior to the Combination Merger Effective Time; and (y) the term “Claim Expenses” means reasonable attorneys’ fees and all other reasonable out-of-pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any D&O Claim for which indemnification is authorized pursuant to this Section 5.6(a), including any action relating to a claim for indemnification or advancement brought by a D&O Indemnified Party. No D&O Indemnifying Party shall settle, compromise or consent to the entry of any judgment in any actual or threatened D&O Claim in respect of which indemnification has been sought by such D&O Indemnified Party hereunder unless such settlement, compromise or judgment includes an unconditional release of such D&O Indemnified Party from all liability arising out of such D&O Claim, or such D&O Indemnified Party otherwise consents thereto.

(b)     Without limiting the foregoing, Surviving General and the Surviving Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Combination Merger Effective Time now existing in favor of the current or former directors, officers, agents or fiduciaries of General or Phoenix or any of their respective Subsidiaries as provided in the Organizational Documents and indemnification agreements of General and Phoenix and their respective Subsidiaries shall survive the Reclassification Merger, the Combination Merger and the Conversion Merger, as applicable, and shall continue in full force and effect in accordance with their terms. For a period of six (6) years from the Conversion Merger Effective Time, the certificate of incorporation and bylaws of Surviving General and the Surviving Company LLC Agreement shall contain provisions no less favorable with respect to indemnification and limitations on liability of directors and officers than are set forth in the Organizational Documents of General, as applicable, or Phoenix, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Combination Merger Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Combination Merger Effective Time, were directors, officers, trustees, agents or fiduciaries of General or Phoenix or any of their respective Subsidiaries, unless such modification shall be required by applicable Law and then only to the minimum extent required by applicable Law.

(c)     At General’s option and expense, prior to the Combination Merger Effective Time, General may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Combination Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, agents or fiduciaries of General or any of its Subsidiaries as General’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies, covering without limitation the transactions contemplated by this Agreement, with a claims period of six (6) years from the Combination Merger Effective Time for D&O Claims arising from facts or events that occurred on or prior to the Combination Merger Effective Time; provided, however, that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by General and its Subsidiaries for such insurance (such amount being the “General Maximum Premium”). If General shall obtain such tail policy prior to the Combination Merger Effective Time, Surviving General shall cause such policy to be maintained in full force and effect, for its full term, and honor all obligations thereunder. If General fails to obtain such tail policy prior to the Combination Merger Effective Time, Surviving General shall obtain such a tail policy, provided, however, that the premium for such tail policy shall not exceed the General Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate premiums in excess of the General Maximum Premium, Surviving General shall only be required to obtain as much coverage as can be obtained by paying a premium equal to the General Maximum Premium. At Phoenix’s option and expense, prior to the Combination Merger Effective Time, Phoenix may purchase (and pay in full the aggregate premium for) a six-year prepaid “tail” insurance policy (which policy by its express terms shall survive the Combination Merger and the Conversion Merger) of at least the same coverage and amounts and containing terms and conditions that are no less favorable to the directors, officers, agents or fiduciaries of Phoenix or any of its Subsidiaries as Phoenix’s and its Subsidiaries’ existing directors’ and officers’ insurance policy or policies, covering without limitation the transactions contemplated by this Agreement, with a claims period of six (6) years from the Combination Merger Effective Time for D&O Claims arising from facts or events that occurred on or prior to the Combination Merger Effective Time; provided, however, that the premium for such tail policy shall not exceed three hundred percent (300%) of the aggregate annual amounts currently paid by Phoenix and its Subsidiaries for such insurance (such amount being the “Phoenix Maximum Premium”). If Phoenix shall obtain such tail policy prior to the Combination Merger Effective Time, Surviving General shall cause such policy to be maintained in full force and effect, for its full term, and shall cause Phoenix to honor all its obligations thereunder. If Phoenix fails to obtain such tail policy prior to the Combination Merger Effective Time, Surviving General shall obtain, or cause the Surviving Company to obtain, such a tail policy, provided, however, that the premium for such tail policy shall not exceed the Phoenix Maximum Premium; provided, further, that if such tail policy cannot be obtained or can be obtained only by paying aggregate premiums in excess of the Phoenix Maximum Premium, Surviving General or the Surviving Company, as the case may be, shall only be required to obtain as much coverage as can be obtained by paying a premium equal to the Phoenix Maximum Premium.

(d)     If any of Surviving General or the Surviving Company or any of their respective successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving company, partnership or other entity of such consolidation or merger or (ii) liquidates, dissolves or winds-up, or transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Surviving General or the Surviving Company, as applicable, assume the obligations set forth in this Section 5.6.

(e)     Surviving General and the Surviving Company shall be jointly and severally obligated to pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.6; provided, however, that such D&O Indemnified Party provides an undertaking to repay such expenses if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such Person is not legally entitled to indemnification under Law.

(f)     The provisions of this Section 5.6 are intended to be for the express benefit of, and shall be enforceable by, each D&O Indemnified Party (who are intended to be third party beneficiaries of this Section 5.6), his or her heirs and his or her personal representatives, shall be binding on all successors and assigns of Surviving General, General, Phoenix and the Surviving Company and shall not be amended after the Reclassification Merger Effective Time in a manner that is adverse to any D&O Indemnified Party (including their successors, assigns and heirs) without the prior written consent of such D&O Indemnified Party (including the successors, assigns and heirs) affected thereby. The exculpation and indemnification provided for by this Section 5.6 shall not be deemed to be exclusive of any other rights to which a D&O Indemnified Party is entitled, whether pursuant to applicable Law, contract or otherwise.

Section 5.7     Advice of Changes.  Each of General, on the one hand, and Phoenix, on the other hand, shall promptly advise the other of any change or event (i) having or reasonably likely to have a Material Adverse Effect on Phoenix, in the case of Phoenix, or a Material Adverse Effect on General, in the case of General, or (ii) that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement; provided, further, that a failure to comply with this Section 5.7 shall not constitute the failure of any condition set forth in Article VI to be satisfied unless the underlying Material Adverse Effect or material breach would independently result in the failure of a condition set forth in Article VI to be satisfied.

Section 5.8     Tax Matters.

(a)     Phoenix shall use its reasonable best efforts to deliver to Debevoise & Plimpton LLP, counsel to Phoenix (“Debevoise”), and Fried, Frank, Harris, Shriver & Jacobson LLP, counsel to General (“Fried Frank”), a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of Phoenix, and containing representations of Phoenix, and General shall use its reasonable best efforts to deliver to Fried Frank and Debevoise a “Tax Representation Letter,” dated as of the Closing Date (and, if requested, dated as of the date the Form S-4 shall have been declared effective by the SEC), signed by an officer of General, and containing representations of General, in each case, as shall be reasonably necessary or appropriate to enable Fried Frank to render the opinion described in Section 6.2(c) and Debevoise to render the opinion described in Section 6.3(c).

(b)     Phoenix shall use its reasonable best efforts to obtain from Debevoise the opinion described in Section 6.3(c) (and any similar opinion to be attached as an exhibit to the Form S-4). General shall use its reasonable best efforts to obtain from Fried Frank the opinion described in Section 6.2(c) (and any similar opinion to be attached as an exhibit to the Form S-4).

(c)     Each of Phoenix and General shall use its reasonable best efforts (i) to cause the Combination Transaction to qualify as a “reorganization” within the meaning of Section 368(a) of the Code and (ii) not to, and not permit or cause any Affiliate to, take or cause to be taken any action that would cause the Combination Transaction to fail to qualify as a “reorganization” under Section 368(a) of the Code.

(d)     On or prior to the Closing Date, Phoenix shall deliver to General a certificate (i) dated as of the Closing Date, (ii) substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h) and (iii) certifying that the shares of Phoenix Common Stock are not United States real property interests within the meaning of Section 897(c) of the Code.

Section 5.9     Stockholder Approval Actions.

(a)     Phoenix shall use reasonable best efforts by enforcing its rights under the Phoenix Support Agreement to cause the Phoenix Equityholders party to the Phoenix Support Agreement (i) to execute irrevocable written consents granting the Phoenix Equityholders Approval immediately (and in any event within 24 hours) and to otherwise grant the Phoenix Approvals after the execution and delivery of this Agreement and (ii) to otherwise comply with their respective obligations under the General Support Agreement.

(b)     General shall use reasonable best efforts by enforcing its rights under the General Support Agreement to cause J. Stewart Bryan, III and the Media Trust (i) to vote their respective shares of General Common Stock or to cause such shares to be voted, at the General Shareholder Meeting for the approval and adoption of the Reclassification Merger and the issuance of shares of General Common Stock pursuant to the Reclassification Merger and the Combination Merger and (ii) to otherwise comply with their obligations under the General Support Agreement.

(c)     Immediately after the execution and delivery of this Agreement, General shall execute and deliver (i) to Merger Sub 2 (with a copy to Phoenix) an irrevocable written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Combination Merger (the “Merger Sub 2 Stockholder Approval”), and (ii) to Merger Sub 3 (with a copy to Phoenix) an irrevocable written consent approving and adopting this Agreement and the transactions contemplated hereby, including the Conversion Merger (the “Merger Sub 3 Member Approval”).

(d)     Immediately prior to the Conversion Merger Effective time, Surviving General shall execute and deliver a written consent to Phoenix approving and adopting the Conversion Merger as the sole stockholder of Phoenix (the “Phoenix Conversion Stockholder Approval”).

Section 5.10     No Solicitation.

(a)     From the date hereof until the earlier of the Combination Merger Effective Time or the termination of this Agreement in accordance with its terms, (i) Phoenix shall not, and shall cause its Subsidiaries not to, and (ii) Phoenix shall and shall cause its Subsidiaries to use its and their respective reasonable best efforts to cause the Representatives of Phoenix and of its Subsidiaries not to, directly or indirectly:

(i)      solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to Phoenix or Acquisition Inquiry with respect to Phoenix;

(ii)      furnish any information regarding Phoenix or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal with respect to Phoenix or Acquisition Inquiry with respect to Phoenix;

(iii)     engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to Phoenix or Acquisition Inquiry with respect to Phoenix;

(iv)     approve, endorse or recommend any Acquisition Proposal with respect to Phoenix or Acquisition Inquiry with respect to Phoenix or withdraw or propose to withdraw its approval and recommendation in favor of this Agreement and the transactions contemplated hereby, including the Combination Merger; or

(v)     enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement for any Acquisition Transaction with respect to Phoenix.

Notwithstanding the foregoing provisions of this Section 5.10(a), Phoenix shall be permitted to perform its obligations in respect of the administration of any transfer of Phoenix Common Stock or Phoenix warrants by the holders thereof permitted under the Phoenix Support Agreement.

(b)     From the date hereof until the earlier of the Combination Merger Effective Time or the termination of this Agreement in accordance with its terms, (i) General shall not, and shall cause its Subsidiaries not to, and (ii) General shall and shall cause its Subsidiaries to use its and their respective reasonable best efforts to cause the Representatives of General and of its Subsidiaries not to, directly or indirectly:

(i)       solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal with respect to General or Acquisition Inquiry with respect to General;

(ii)      furnish any information regarding General or any of its Subsidiaries to any Person in connection with or in response to an Acquisition Proposal with respect to General or Acquisition Inquiry with respect to General;

(iii)     engage in discussions or negotiations with any Person relating to any Acquisition Proposal with respect to General or Acquisition Inquiry with respect to General;

(iv)     approve, endorse or recommend any Acquisition Proposal with respect to General or Acquisition Inquiry with respect to General; or

(v)      enter into any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or other similar agreement (other than a confidentiality agreement on the terms described below) for any Acquisition Transaction with respect to General;

provided, however, that if after the date hereof but prior to the time that all Required General Votes are obtained (the “Approval Time”), the General Board receives a bona fide written Acquisition Proposal made after the date hereof but prior to the Approval Time and which has not resulted from a violation of this Section 5.10, General may, at any time prior to the Approval Time, contact the Person who made such Acquisition Proposal to clarify the terms and conditions thereof, and if the General Board determines in its good faith judgment, after consulting with outside counsel and nationally recognized third party financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a General Superior Offer (it being understood that, for purposes of determining whether such Acquisition Proposal constitutes or would reasonably be expected to lead to a General Superior Offer, the General Board may assume that such Acquisition Proposal will receive the necessary support of holders of General Class B Common Stock), and, after consultation with outside counsel, that the failure to take the actions described in clauses (A) and (B) below would be reasonably likely to be inconsistent with the General Board’s fiduciary duties to General Shareholders under applicable Law, then General may, at any time prior to the Approval Time (A) furnish information with respect to General and its Subsidiaries to the Person or Persons (and its or their Representatives and potential financing sources) making such Acquisition Proposal, but only after such Person or Persons enter into a customary confidentiality agreement with General (which confidentiality agreement must be no less restrictive with respect to the confidential treatment of information by such Person than the Confidentiality Agreement) and (B) participate in discussions or negotiations with such Person or Persons (and its or their Representatives and potential financing sources) regarding any Acquisition Proposal made by such Person or Persons; provided, that General shall give written notice to Phoenix after any such determination by the General Board and before taking any of the actions described in the foregoing clauses (A) and (B). General shall promptly (and in any event, within 48 hours) provide Phoenix with all non-public information regarding General and its Subsidiaries that is provided by General to a Person or Persons (or its or their Representatives or potential financing sources) making such Acquisition Proposal that shall not have been previously provided to Phoenix or its Representatives.

(c)     Except as expressly permitted by this Section 5.10(c), the General Board shall not (i) (A) fail to make or withdraw or qualify, amend or modify in any manner adverse to Phoenix, or propose publicly to withdraw, or to qualify, amend or modify, in any manner adverse to Phoenix, the General Board Recommendation or (B) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (any action described in this clause (i) being referred to as a “General Adverse Recommendation Change”) (it being understood that (x) subject to and without limitation of Section 5.10(d), taking a neutral position or no position with respect to any Acquisition Proposal for General shall be considered a General Adverse Recommendation Change, and (y) the following shall not constitute a General Adverse Recommendation Change prohibited hereunder: (1) any “stop, look and listen” disclosure in compliance with Rule 14d-9(f) of the Exchange Act, and (2) any communication by General that expressly continues to recommend the transactions contemplated hereby), (ii) take any action to make the provisions of any “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar anti-takeover statute or regulation (including approving any transaction under, or a third party becoming an “interested shareholder” under, Section 13.1-725 of the VSCA) inapplicable to any transaction contemplated by an Acquisition Proposal, or (iii) approve or recommend, or propose publicly to approve or recommend, or cause or authorize General or any of its Subsidiaries to enter into, any letter of intent, agreement in principle, merger, acquisition, purchase or joint venture agreement or Contract or other instrument in respect of or relating to an Acquisition Proposal with respect to General (other than a confidentiality agreement in accordance with Section 5.10(b)). Notwithstanding the foregoing, at any time before the Approval Time, the General Board may withdraw the General Board Recommendation (other than in connection with an Acquisition Proposal with respect to General) if the General Board determines in its good faith judgment, after consulting with outside counsel, that the failure to make such withdrawal or recommendation would be reasonably likely to be inconsistent with the General Board’s fiduciary duties to the General Shareholders under applicable Law, provided, that General has provided Phoenix three Business Days’ prior written notice advising Phoenix that it intends to take such action and specifying, in reasonable detail, the reasons for such action, it being understood that the delivery of such notice shall not itself constitute a General Adverse Recommendation Change. Notwithstanding anything to the contrary in this Section 5.10(c), if the General Board receives after the date hereof but before the Approval Time a bona fide unsolicited written Acquisition Proposal with respect to General (which has not resulted from a violation of this Section 5.10) that the General Board determines in its good faith judgment, after consulting with outside counsel and nationally recognized third party financial advisors, constitutes a General Superior Offer (it being understood that, for purposes of determining whether such Acquisition Proposal is a General Superior Offer for purposes of clause (ii) below, the General Board may assume that such Acquisition Proposal will receive the necessary support of holders of General Class B Common Stock), (i) General may (but in no event from and after the Approval Time) terminate this Agreement pursuant to Section 7.1(g) to enter into a definitive agreement to accept such General Superior Offer (and take an action described in clause (ii) of the first sentence of this Section 5.10(c) contemporaneously therewith), if General pays the General Termination Fee required to be paid by it pursuant to Section 7.3 in connection with such termination, or (ii) the General Board may make a General Adverse Recommendation Change in connection with such General Superior Offer, but in each case described in this sentence only (1) after the third (3rd) Business Day (such three (3) Business Day period, the “Notice Period”) following General’s delivery to Phoenix of written notice, a “Notice of General Superior Offer”, advising Phoenix that the General Board is prepared to accept such General Superior Offer (which notice shall include the most current versions of such proposal, any other information and material required to be delivered under Section 5.10(b) that has not yet been provided to Phoenix, and the identity of the Person or Persons making such Acquisition Proposal) and terminate this Agreement or make a General Adverse Recommendation Change in connection with such General Superior Offer (it being understood that any such Notice of General Superior Offer regarding a General Adverse Recommendation Change shall not itself constitute a General Adverse Recommendation Change for purposes of this Agreement) (and during such Notice Period, to the extent requested by Phoenix, General and its Representatives shall negotiate in good faith with Phoenix and Phoenix’s Representatives with respect to any revisions to the terms of this Agreement or any other Transaction Documents proposed by Phoenix so that such Acquisition Proposal ceases to constitute a General Superior Offer), and (2) if after taking into consideration any revisions to the terms of this Agreement or any other Transaction Documents proposed in writing by Phoenix by 5 p.m. Eastern Time on the last day of such Notice Period, the General Board continues to believe in its good faith judgment, after consulting with outside counsel and nationally recognized third party financial advisors, that such Acquisition Proposal continues to constitute a General Superior Offer (it being understood that, for purposes of determining whether such Acquisition Proposal is a General Superior Offer for purposes of clause (ii) below, the General Board may assume that such Acquisition Proposal will receive the necessary support of holders of General Class B Common Stock), and that, after consultation with outside counsel, the failure to (i) terminate this Agreement pursuant to Section 7.1(g) or (ii) make a General Adverse Recommendation Change in connection with such General Superior Offer would be reasonably likely to be inconsistent with the General Board’s fiduciary duties to the General Shareholders under applicable Law. Any (i) amendment to the financial or other material terms of such General Superior Offer or (ii) amendment to an Acquisition Proposal that the General Board had determined no longer constitutes a General Superior Offer, shall constitute a new Acquisition Proposal and shall require General to deliver to Phoenix a new Notice of General Superior Offer and a new Notice Period (which shall be two (2), instead of three (3), Business Days in length) shall commence thereafter. Except in accordance with the procedures set forth in this Section 5.10(c), General shall have no right to terminate this Agreement pursuant to Section 7.1(g).

(d)     Nothing in this Section 5.10 shall prohibit the General Board from taking and disclosing to General’s shareholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or making any disclosure to its shareholders required pursuant to the rules and regulations of the SEC if the General Board determines, in its good faith judgment, after consultation with outside counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties or applicable Law; provided, however, that any such disclosure of a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act other than (i) a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) promulgated under the Exchange Act, (ii) an express rejection of an applicable Acquisition Proposal or (iii) an express reaffirmation of its General Board Recommendation, shall be deemed a General Adverse Recommendation.

(e)     Each of General and Phoenix shall promptly advise the other party to this Agreement orally and in writing of any Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry and the terms thereof and all material modifications thereto) that is made or submitted by any Person during the period beginning on the date hereof until the Combination Merger Effective Time or, if earlier, the termination of this Agreement in accordance with its terms. If General receives an Acquisition Proposal or Acquisition Inquiry, it shall (i) promptly notify Phoenix (within no more than 48 hours) of the communication or receipt of any Acquisition Proposal, Acquisition Inquiry, or any request for discussions or negotiations that could reasonably be expected to be related to an Acquisition Inquiry or Acquisition Proposal, indicating, in connection with such notice, the identity of the person making such Acquisition Proposal or request and the material terms and conditions thereof, and (ii) keep Phoenix reasonably informed on a current basis of any material developments in the status and terms of any such Acquisition Proposal, Acquisition Inquiry or request (including whether such Acquisition Proposal, Acquisition Inquiry or request has been withdrawn or rejected and any material change to the terms thereof).

(f)     Each of General and Phoenix shall immediately cease and cause to be terminated any discussions existing as of the date of this Agreement with any Person that relate to any Acquisition Proposal or Acquisition Inquiry in respect of General (in the case of General) or Phoenix (in the case of Phoenix).

Section 5.11     Refinancing.

The parties shall use their respective commercially reasonable efforts to obtain and consummate a Refinancing (it being understood that obtaining such financing is not a condition to the parties’ obligations to consummate any of the transactions contemplated by this Agreement) in connection with the Closing, including providing and causing their respective Subsidiaries to provide, and using commercially reasonable efforts to cause their Representatives to provide, all cooperation reasonably requested by any other party in connection with obtaining any Refinancing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the parties and their respective Subsidiaries and provided that none of the parties or any of their respective Subsidiaries shall be required to enter into any agreements in connection therewith that would be binding if the Closing does not occur). Each party shall provide such information as is reasonably necessary to prepare customary offering documents for the Refinancing, and each such party shall, to the extent it is aware of any applicable developments, promptly update any such information provided by it for use in such offering documents to the extent such information would otherwise contain any untrue statement of material fact or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances in which they were made, not misleading.

Section 5.12     Section 16 Matters.

Prior to the Reclassification Merger Effective Time, General shall take all such steps as may be necessary or appropriate to cause the transactions contemplated by this Agreement, including any dispositions of General Class A Common Stock or General Class B Common Stock (including derivative securities with respect to such General Class A Common Stock or General Class B Common Stock) or acquisitions of General Common Stock (including derivative securities with respect to such General Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to General, or who will become subject to such reporting requirements with respect to General, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13     2014 General Shareholders Meeting.  Prior to the Combination Merger Effective Time or the termination of this Agreement in accordance with its terms, General shall not (i) hold its annual meeting of shareholders for the 2014 calendar year, or (ii) call a special meeting of the General Shareholders for the purpose of electing directors.

Section 5.14     Transaction Litigation.  Each of General and Phoenix shall promptly notify the other of any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened, against it and/or its directors or officers relating to this Agreement, the other Transaction Documents or any of the transactions contemplated hereby and thereby (collectively, “Transaction Litigation”). Each of General and Phoenix shall cooperate with the other in the defense or settlement of any Transaction Litigation, shall give the other party the opportunity to consult with it regarding the defense or settlement of such Transaction Litigation and shall give the other party’s advice due consideration with respect to such Transaction Litigation. Neither Phoenix, General nor any of their respective Subsidiaries shall agree to any settlement of Transaction Litigation without the prior written consent of the other party (which consent shall not be unreasonably withheld).

Section 5.15     Obligations of Merger Subsidiaries.  General shall take all action necessary to cause Merger Sub 1, Merger Sub 2 and Merger Sub 3 to perform their respective obligations under this Agreement and the Reclassification Plan of Merger and to consummate the Mergers on the terms and conditions contemplated hereby and by the Reclassification Plan of Merger.

Section 5.16     Shield Companies. Notwithstanding anything in this Agreement to the contrary (including in respect of Sections 4.1, 4.2, 5.4, 5.6, 5.11 and 8.8), (i) Phoenix and its Subsidiaries shall have no duty or obligation hereunder or in the transactions contemplated hereby to cause the Shield Companies to take any action or forego from taking any action, except to the extent that Phoenix or its Subsidiaries (other than the Shield Companies) have a right to cause the Shield Companies to take any action or forego from taking any action under any Contracts in effect between Phoenix or its Subsidiaries (other than the Shield Companies), on the one hand, and any of the Shield Companies, on the other hand (each a “Shield Agreement”), (ii) the Shield Companies have no duties or obligations hereunder or in the transactions contemplated hereby, (iii) the terms and phrases, "shall cause each of its respective Subsidiaries to," "shall not permit any of its Subsidiaries to," "shall permit any of their Subsidiaries," and similar terms and phrases shall not imply or be interpreted to suggest that any of Phoenix and its Subsidiaries (other than the Shield Companies) has any control over the action or inaction of any of the Shield Companies or that Phoenix and its Subsidiaries have any obligations in respect thereof, except to the extent set forth in the Shield Agreements.

ARTICLE VI

CONDITIONS PRECEDENT

Section 6.1     Conditions to Each Party’s Obligation to Effect the Combination Merger.  The respective obligations of Phoenix, on the one hand, and General, Merger Sub 1, Merger Sub 2 and Merger Sub 3, on the other, to effect the Mergers shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)     Required Approvals. (i) The waiting period under the HSR Act with respect to the acquisition of Phoenix by General shall have expired or been earlier terminated, (ii) the FCC Consent shall have been granted by the FCC and shall be in effect as issued by the FCC or as extended by the FCC, (iii) the Required General Votes shall have been obtained, and (iv) the Phoenix Equityholders Approval shall have been obtained.

(b)     No Order. No Order (whether temporary, preliminary or permanent) issued by any U.S. federal or state court of competent jurisdiction preventing the consummation of either of the Mergers shall be in effect.

(c)     Registration Statement Effective. The SEC shall have declared the Form S-4 effective and no stop order suspending the effectiveness of the Form S-4 shall have been issued.

(d)     General Charter Amendment. The General Charter Amendment shall have been filed, and accepted for filing, with the VSCC, and shall be in full force and effect.

(e)     NYSE Listing. The shares of General Voting Common Stock issuable in connection with the Reclassification Merger and the Combination Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

(f)     Third Party Consents. The third-party consents set forth on Section 6.01(f) of the General Disclosure Letter shall have been obtained.

Section 6.2     Conditions to Obligations of General and Merger Subs.  The obligation of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 to effect the Combination Merger is also subject to the satisfaction, or waiver by General, Merger Sub 1, Merger Sub 2 and Merger Sub 3, at or prior to the Closing, of the following conditions:

(a)     Representations and Warranties. The representations and warranties of Phoenix in Section 2.2(a) and Section 2.2(b) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in each case, (x) for any de minimis inaccuracy in the representations and warranties of Phoenix in Section 2.2(a), and (y) for any inaccuracies in the representations and warranties of Phoenix in Section 2.2(b) that would not have more than a de minimis effect on the number of fully diluted shares of Phoenix Common Stock outstanding. The representations and warranties of Phoenix in Section 2.1(a) and Section 2.3(a) that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. The representations and warranties of Phoenix contained in this Agreement (other than those in Section 2.1(a), Section 2.2(a), Section 2.2(b) and Section 2.3(a)) that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties (other than the representation in Section 2.7(ii))), individually or in the aggregate, would not reasonable be likely to have a Material Adverse Effect on Phoenix; and General shall have received a certificate signed on behalf of Phoenix by the Chief Executive Officer or the Chief Financial Officer of Phoenix to the foregoing effect.

(b)     Performance of Obligations of Phoenix. Phoenix shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing; and General shall have received a certificate signed on behalf of Phoenix by the Chief Executive Officer or the Chief Financial Officer of Phoenix to such effect.

(c)     Tax Opinion. General shall have received from Fried Frank a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Combination Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Fried Frank shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 5.8.

(d)     No Material Adverse Effect on Phoenix. Since the date of this Agreement, there shall not have been a Material Adverse Effect on Phoenix, and General shall have received a certificate signed on behalf of Phoenix by the Chief Executive Officer or the Chief Financial Officer of Phoenix to such effect.

Section 6.3     Conditions to Obligations of Phoenix. The obligation of Phoenix to effect the Combination Merger is also subject to the satisfaction or waiver by Phoenix at or prior to the Combination Merger Effective Time of the following conditions:

(a)     Representations and Warranties. The representations and warranties of General in Section 3.2(a) and Section 3.2(b) that (i) are not made as of a specific date shall be true and correct in all respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all respects as of such date, except, in each case, (x) for any de minimis inaccuracy to the representations and warranties of General in Section 3.2(a), and (y) for any inaccuracies in the representations and warranties of General in Section 3.2(b) that would not have more than a de minimis effect on the number of fully diluted shares of General Class A Common Stock and General Class B Common Stock outstanding. The representations and warranties of General in Section 3.1(a), and Section 3.3(a) that (i) are not made as of a specific date shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct in all material respects as of such date. The representations and warranties of General contained in this Agreement (other than those in Section 3.1(a), Section 3.2(a), Section 3.2(b) and Section 3.3(a)) that (i) are not made as of a specific date shall be true and correct as of the Closing, as though made on and as of the Closing, and (ii) are made as of a specific date shall be true and correct as of such date, in each case, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth in such representations and warranties (other than the representation in Section 3.8(ii))), individually or in the aggregate, would not reasonably be likely to have a Material Adverse Effect on General; and Phoenix shall have received a certificate signed on behalf of General by the Chief Executive Officer or the Chief Financial Officer of General to the foregoing effect.

(b)     Performance of Obligations of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3. Each of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 shall have performed (i) in all respects the obligations set forth in the second sentence of Section 1.2(e) and (ii) in all material respects all other obligations required to be performed by it under this Agreement at or prior to the Closing Date; and Phoenix shall have received a certificate signed on behalf of General, Merger Sub 1, Merger Sub 2 and Merger Sub 3 by the Chief Executive Officer or the Chief Financial Officer of General to such effect.

(c)     Tax Opinion. Phoenix shall have received from Debevoise a written opinion dated as of the Closing Date to the effect that for U.S. federal income tax purposes the Combination Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, Debevoise shall be entitled to rely upon assumptions, representations, warranties and covenants, including those contained in this Agreement and in the Tax Representation Letters described in Section 5.8.

(d)     No Material Adverse Effect on General. Since the date of this Agreement, there shall not have been a Material Adverse Effect on General, and Phoenix shall have received a certificate signed on behalf of General by the Chief Executive Officer or the Chief Financial Officer of General to such effect.

Section 6.4     Frustration of Closing Conditions.  No party may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.

ARTICLE VII

TERMINATION AND AMENDMENT

Section 7.1     Termination. This Agreement may be terminated at any time prior to the Combination Merger Effective Time, whether before or after approval by the stockholders of Phoenix or General:

(a)     by mutual consent of Phoenix and General in a written instrument;

(b)     by either Phoenix or General if any U.S. federal or state court of competent jurisdiction shall have issued a final and nonappealable Order permanently enjoining or otherwise prohibiting either of the Mergers, provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall have complied with its obligations pursuant to Section 5.3 with respect to such Order;

(c)     by either Phoenix or General if the Mergers shall not have been consummated on or before the first anniversary of the date hereof (the “Outside Date”) unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;

(d)     by either Phoenix or General if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Phoenix, in the case of a termination by General, or General, Merger Sub 1, Merger Sub 2 or Merger Sub 3, in the case of a termination by Phoenix, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 6.2(a) or Section 6.2(b), in the case of a termination by General, or the conditions set forth in Section 6.3(a) or Section 6.3(b), in the case of a termination by Phoenix, and which, if curable, is not cured within thirty (30) days following written notice to the party committing such breach, or which by its nature or timing cannot be cured prior to the Outside Date;

(e)     by either General or Phoenix if the General Shareholder Meeting (including any adjournments and postponements thereof) shall have been held and completed and all of the Required General Votes were not obtained;

(f)     by Phoenix, at any time prior to the General Shareholder Meeting, (i) if a General Triggering Event shall have occurred or (ii) General shall have failed to reaffirm the General Board Recommendation within ten (10) Business Days after both (x) an Acquisition Proposal shall have been made public (or any person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal), and (y) receipt by General of a written request to do so from Phoenix;

(g)     by General, at any time prior to the Approval Time, if the General Board determines to enter into a definitive agreement to accept a General Superior Offer in accordance with Section 5.10(c), provided General pays to Phoenix the General Termination Fee simultaneously with such termination pursuant to Section 7.3(a); or

(h)     by General, if the Phoenix Equityholders Approval is not obtained within twenty-four (24) hours following the execution and delivery of this Agreement by the parties hereto.

Section 7.2     Effect of Termination. In the event of termination of this Agreement by either Phoenix or General as provided in Section 7.1 (or by Phoenix and General as provided in Section 7.1(a)), this Agreement shall forthwith become void and have no effect, and none of the parties or any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Section 5.4(b), this Section 7.2, Section 7.3, and Article VIII (other than Section 8.8) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Phoenix nor General shall be relieved or released from any liabilities or damages arising out of its fraud or Intentional Breach of any provision of this Agreement.

Section 7.3     General Termination Fee.

(a)     If this Agreement is terminated: (i) (A) by Phoenix pursuant to Section 7.1(f) or (B) by General pursuant to Section 7.1(g); or (ii) by General or Phoenix pursuant to Section 7.1(c) or Section 7.1(e), or by Phoenix pursuant to Section 7.1(d) in respect of a breach of the covenants or agreements set forth in Section 5.1, Section 5.2 or Section 5.10, and in the case of clause (ii) of this sentence: (I)(x) in the case of a termination pursuant to Section 7.1(e), at or prior to the General Shareholder Meeting an Acquisition Proposal with respect to General shall have been publicly disclosed or announced (or any Person shall have publicly announced a bona fide intention, whether or not conditional, to make an Acquisition Proposal), and such Acquisition Proposal or statement of intention shall not have been withdrawn prior to the completion of the General Shareholder Meeting and (y) in the case of a termination pursuant to Section 7.1(c) or Section 7.1(d), prior to such termination an Acquisition Proposal with respect to General shall have been made, (or any Person shall have advised General of its bona fide intention, whether or not conditional, to make an Acquisition Proposal), whether or not publicly disclosed or announced; and (II) on or prior to the first anniversary of such termination of this Agreement, either: (1) an Acquisition Transaction with respect to General is consummated; (2) a definitive agreement relating to an Acquisition Transaction with respect to General is entered into by General; or (3) the General Board shall have recommended to the General Shareholders an Acquisition Transaction, then on the date of such consummation, the execution of such definitive agreement or such recommendation, whichever is earlier, General shall pay to Phoenix, in cash at the time specified in the following sentence, a fee in the amount of twelve million dollars ($12 million) (the “General Termination Fee”); provided, that if the Acquisition Proposal referred to in the foregoing clause (I) of this sentence shall have arisen pursuant to clause (iii)(B) or (iv)(B) of the definition of Acquisition Transaction (and does not otherwise constitute an Acquisition Proposal), then unless the Acquisition Transaction referred to in the foregoing clause (II) of this sentence shall be pursuant to such Acquisition Proposal, no General Termination Fee shall be payable in respect of such Acquisition Transaction. The General Termination Fee shall be paid as follows: (x) in the case of clause (i)(A) of the preceding sentence, within two business days after the termination of this Agreement and in the case of clause (i)(B) of the preceding sentence, simultaneously with the termination of this Agreement; and (y) in the case of clause (ii) of the preceding sentence, within two business days after the consummation of, the execution of such definitive agreement in respect of or the recommendation of the applicable Acquisition Transaction. “Acquisition Transaction” for purposes of clause (B) of clause (ii) of this Section 7.3(a) shall have the meaning assigned thereto in the definition thereof set forth in Section 8.3 except that references in the definition to “15%” shall be replaced by “50%.”

(b)     If General fails to pay when due the General Termination Fee under this Section 7.3, then: (i) General shall reimburse Phoenix for all costs and expenses (including fees and disbursements of counsel) incurred in connection with the collection of the General Termination Fee and the enforcement by Phoenix of its rights under this Section 7.3; and (ii) General shall pay to Phoenix interest on the amount of the General Termination Fee (for the period commencing as of the date the General Termination Fee was originally required to be paid through the date the General Termination Fee is actually paid to Phoenix in full) at a rate per annum equal to the lower of: (i) the “prime rate” (as announced by Citibank, N.A. or any successor thereto) in effect on the date such overdue amount was originally required to be paid; or (ii) the maximum rate permitted by applicable Law.

(c)     The parties hereto acknowledge and agree that in no event shall General be required to pay the General Termination Fee on more than one occasion, whether or not the General Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and upon the occurrence of different events.

Section 7.4     Amendment. Subject to compliance with applicable Law and Section 5.6(f), the provisions of this Agreement may be amended, modified or supplemented with the prior written consent of each of General and Phoenix, whether before or after approval by the stockholders of Phoenix or General.

Section 7.5     Extension; Waiver.  At any time prior to the Combination Merger Effective Time, the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of another party, (ii) waive any inaccuracies in the representations and warranties of another party contained in this Agreement, and (iii) waive compliance with any of the agreements of another party or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.1     Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such cost or expense, except to the extent set forth in Sections 5.3(c) and 7.3(b).

Section 8.2     Notices.  All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally or if sent via facsimile (with confirmation and same day dispatch by express courier utilizing next-day service), (b) on the earlier of confirmed receipt or the third (3rd) Business Day following the date of mailing if mailed by registered or certified mail (return receipt requested), or (c) on the first (1st) Business Day following the date of dispatch if delivered utilizing next-day service by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)     if to Phoenix, to:

c/o Young Broadcasting, LLC
441 Murfreesboro Road
Nashville, TN 37210
Attention: General Counsel
Facsimile: (615) 369-7388

with a copy (which shall not constitute notice) to:

Debevoise & Plimpton, LLP
919 Third Avenue
New York, NY 10022
Attention: Jonathan E. Levitsky, Esq.
Facsimile: (212) 909-6836

(b)     if to General, Merger Sub 1, Merger Sub 2 or Merger Sub 3, to:

Media General, Inc.
333 E. Franklin Street
Richmond, Virginia 23219
Attention:     James F. Woodward
                      Andrew C. Carington, Esq
Facsimile: (804) 887-7021

with copies (which shall not constitute notice) to:

Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
Attention:     Philip Richter, Esq.
                      John E. Sorkin, Esq.
Facsimile:     (212) 859-4000

and

Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, D.C. 20036
Attention: Stephen Glover, Esq.
Facsimile: (202) 530-9598

Section 8.3     Definitions. For purposes of this Agreement,

(a)        “Acquisition Inquiry” means an inquiry, indication of interest or request for nonpublic information (other than an inquiry, indication of interest or request for nonpublic information made or submitted by or on behalf of General or Phoenix) that could reasonably be expected to lead to an Acquisition Proposal.

(b)        “Acquisition Proposal” means any offer or proposal (other than an offer or proposal made or submitted by or on behalf of General or Phoenix) contemplating or otherwise relating to any Acquisition Transaction or possible Acquisition Transaction.

(c)        “Acquisition Transaction” with respect to General or Phoenix, as applicable, means any transaction or series of related transactions with a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) concerning any (i) merger, consolidation, business combination , share exchange, joint venture or similar transaction involving General or Phoenix, as applicable, or any of their Subsidiaries, pursuant to which such Person or “group” would own 15% or more of the consolidated assets, revenues or net income of General or Phoenix, as applicable, and its Subsidiaries, taken as a whole, (ii) sale, lease, license or other disposition directly or indirectly by merger, consolidation, business combination, share exchange, joint venture or otherwise, of assets of General or Phoenix, as applicable, (including Equity Interests of any of its Subsidiaries) or any Subsidiary of General or Phoenix, as applicable, representing 15% or more of the consolidated assets, revenues or net income of General or Phoenix, as applicable, and its Subsidiaries, taken as a whole, (iii) issuance or sale or other disposition (including by way of merger, consolidation, business combination, share exchange, joint venture or similar transaction) of Equity Interests representing (A) 15% or more of the issued and outstanding equity securities of General or Phoenix, as applicable, or (B) 50% or more of the issued and outstanding General Class B Common Stock (iv) transaction or series of transactions in which any Person or “group” would acquire beneficial ownership or the right to acquire beneficial ownership of Equity Interests representing (A) 15% or more of the issued and outstanding equity securities of General or Phoenix, as applicable, or (B) 50% or more of the issued and outstanding General Class B Common Stock or (v) any combination of the foregoing.

(d)        “Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(e)        “Barter Agreement” means any Contract pursuant to which a Person has sold or traded commercial air time in consideration for property or services in lieu of or in addition to cash.

(f)         “Business Day” means any day other than a Saturday, a Sunday or a day on which banks in New York, New York are authorized or obligated by Law or executive order to close.

(g)        “Communications Act” means the Communications Act of 1934, as amended.

(h)        “Environmental Claims” means, in respect of any Person, any and all Actions alleging noncompliance with or actual or potential liability under Environmental Law or the presence or Release of, or exposure to, any Hazardous Materials.

(i)          “Environmental Law” means all Laws relating to pollution, contamination, Hazardous Materials, natural resources, protection of the environment, or human health or safety relating to exposure to Hazardous Materials.

(j)          “Environmental Permits” means all permits, licenses, identification numbers, registrations and other governmental authorizations required under or issued pursuant to applicable Environmental Laws.

(k)         “Equity Interest” means any share, capital stock, partnership, limited liability company, membership, member or similar interest in any Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable thereto or therefor, or the value of which is determined in reference thereto.

(l)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

(m)        “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(n)        “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(o)        “FCC” means the Federal Communications Commission.

(p)        “FCC Applications” means those applications and requests for waivers required to be filed with the FCC to obtain the approvals and waivers of the FCC pursuant to the Communications Act and FCC Rules necessary to consummate the transactions contemplated by this Agreement.

(q)        “FCC Consent” means the grant by the FCC of the FCC Applications, regardless of whether the action of the FCC in issuing such grant remains subject to reconsideration or other further review by the FCC or a court.

(r)         “FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the General Stations or the Phoenix Stations by the FCC, or otherwise granted to or held by General or any General Subsidiary or Phoenix or any Phoenix Subsidiary.

(s)        “FCC Rules” means the rules, regulations, orders and promulgated and published policy statements of the FCC.

(t)         “Fully Diluted Shares of Phoenix” means the sum of (i) the total number of outstanding shares of Phoenix Common Stock and (ii) the total number of shares of Phoenix Common Stock issuable upon exercise of all outstanding Phoenix Warrants.

(u)        “GAAP” means U.S. generally accepted accounting principles

(v)        “General Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of General or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by General or any of its Subsidiaries or to which General or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, employment, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program, or policy.

(w)       “General Bylaws” means the Amended and Restated Bylaws of General, dated as of February 24, 2009, as in effect on the date hereof, and as they may be further amended and restated as provided for herein in connection with the Reclassification Merger.

(x)         “General Charter” means the Amended and Restated Articles of Incorporation of General, dated as of May 28, 2004, as in effect on the date hereof, and as they may be further amended and restated as provided for herein in connection with the Reclassification Merger.

(y)        “General Charter Amendment” means articles of amendment to the General Charter substantially in the form attached as Exhibit F hereto.

(z)         “General Credit Facility” means that certain Credit Agreement, dated as of May 17, 2012 among General, BH Finance LLC, as administrative agent and a lender and the other lenders party thereto, as amended by that certain letter agreement, dated as of the date hereof among General, BH Finance LLC, as administrative agent and a lender and the other lenders party thereto.

(aa)       “General Directors’ Deferred Compensation Plan” means the Media General, Inc. Directors’ Deferred Compensation Plan, amended and restated as of November 16, 2001.

(bb)      “General Employment Agreement” means a contract or agreement of General or any of its Subsidiaries with any individual who is rendering or has rendered services thereto as an employee pursuant to which General or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(cc)      “General FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the General Stations, or otherwise granted to or held by General or any General Subsidiary.

(dd)      “General Indenture” means the Indenture, dated as of February 12, 2010, among General, the guarantors party hereto and The Bank of New York Mellon, as trustee.

(ee)       “General LTIP” means the Media General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007.

(ff)        “General Notes” means the notes issued pursuant to the General Indenture.

(gg)      “General Shareholder” means a holder of shares of General Class A Common Stock and/or shares of General Class B Common Stock.

(hh)      “General Stations” means the following television broadcast stations of General and its Subsidiaries: WFLA, WNCN, WCMH, WSPA, WYCW, WVTM, WJAR, WKRG, WSLS, WSAV, WJTV, WJHL, WCBD, WNCT, WBTW, WJBF, WRBL, WHLT, W02AG-D, W02AH, W02AT-D, W08AO-D, W08AT-D, W08AX, W08BF-D, W08BP-D, W09AF-D, W09AG-D, W09AR-D, W10AD-D, W10AJ, and W11AN-D.

(ii)         “General Superior Offer” shall mean a bona fide written Acquisition Proposal (except that references in the definition of Acquisition Transaction, as it applies to the definition of Acquisition Proposal, to “15%” shall be replaced by “50%”) with respect to General that is determined by the General Board, in its good faith judgment, after consulting with a nationally recognized third party financial advisor and outside legal counsel, and after taking into account all the terms of the Acquisition Proposal (including, without limitation, the legal, financial and regulatory aspects of such proposal, the availability of any financing, the identity of the person making such proposal, the anticipated time of completion of the proposed transaction and the conditions for completion of such proposal) (i) to be more favorable, from a financial point of view, to the General Shareholders than the transactions contemplated by this Agreement (taking into account any revised proposal by Phoenix to amend the terms of this Agreement or the other Transaction Documents pursuant to and in accordance with Section 5.10(c)) and (ii) is reasonably expected to be consummated.

(jj)         “General Triggering Event” shall be deemed to have occurred if General shall have failed to include in the Proxy Statement mailed to General Shareholders the General Board Recommendation or shall have effected a General Adverse Recommendation Change.

(kk)       “Hazardous Materials” means any wastes, substances, or materials that are defined or listed by any Environmental Law as hazardous, toxic, pollutants or contaminants, including, without limitation, substances defined as “hazardous wastes,” “hazardous substances,” or “toxic substances” under any Environmental Laws. “Hazardous Materials” includes, without limitation, polychlorinated biphenyls, asbestos and asbestos containing material, lead-based paints, and petroleum and petroleum products (including, without limitation, crude oil or any fraction thereof).

(ll)         “Indebtedness” means, with respect to any Person, (i) all obligations evidenced by a note, bond, debenture, credit agreement or other debt instrument, (ii) all obligations with respect to letters of credit, banker’s acceptances or similar facilities, (iii) all obligations under any interest rate or currency protection agreement or swaps, forward contracts and similar agreements, (iv) all obligations for borrowed money, (v) all obligations for the deferred purchase price of property or services, including all seller notes and “earn-out” payment obligations, whether or not matured, (vi) all obligations required to be accounted for as capital leases under GAAP, (vii) all obligations to purchase, redeem, retire, defease or otherwise acquire for value any capital stock or equity interests or any warrants, rights or options to acquire such capital stock or equity interests, and (viii) all guarantees issued in respect of the obligations described in clauses (i)-(vii) above of any other Person (contingent or otherwise), in each case including the aggregate principal amount of, and any accrued interest and applicable pre-payment charges, fees, penalties or premiums with respect to such obligations; provided, that, Indebtedness shall not include: (i) with respect to Phoenix or any Subsidiary of Phoenix, any intercompany indebtedness solely among Phoenix and one or more Subsidiaries thereof, or solely among two or more Phoenix Subsidiaries, (ii) with respect to General or any Subsidiary of General, any intercompany indebtedness solely among General and one or more Subsidiaries thereof, or solely among two or more General Subsidiaries, or (iii) any accounts payable or trade payables, in each case incurred in the ordinary course of business.

(mm)     “Independent Director” means any director of General who would be considered an independent director of General under Rule 303A.02 of the New York Stock Exchange Listed Company Manual (and, in the case of a director who is a member of the audit committee of the General Board, must satisfy the requirements of Rule 303A.07 of the New York Stock Exchange Listed Company Manual).

(nn)      “Intellectual Property” means all foreign and domestic intellectual property including all (i) trademarks, service marks, brand names, Internet domain names, logos, symbols, trade dress, fictitious names, trade names, and other indicia of origin and all goodwill associated therewith and symbolized thereby; (ii) patents and inventions and discoveries, whether patentable or not; (iii) confidential information, proprietary information, trade secrets and know-how (including processes, schematics, business methods, formulae, drawings, prototypes, models, designs, customer lists and supplier lists); (iv) copyrights and works of authorship in any media (including computer software programs, source code, databases and other complications of information); (v) all applications and registrations for any of the foregoing; and (vi) all extensions, modifications, renewals, divisions, continuations, continuations-in-part, reissues, restorations, and reversions related to any of the foregoing.

(oo)      “Intentional Breach” means, with respect to any representation, warranty, agreement or covenant hereunder, an action or omission (including a failure to cure circumstances) taken or omitted to be taken after the date hereof that the breaching Person intentionally takes (or fails to take) and knows (or reasonably should have known) would, or would reasonably be expected to, cause a material breach of such representation, warranty, agreement or covenant.

(pp)      “Knowledge” or any similar phrase means (a) with respect to Phoenix or its Subsidiaries, the actual knowledge of the persons listed on Section 8.3(pp) to the Phoenix Disclosure Letter, and (b) with respect to General, the actual knowledge of the persons listed on Schedule 9.3(pp) to the General Disclosure Letter.

(qq)      “Liability” means, with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise and whether or not the same is required under GAAP to be accrued on the financial statements of such Person.

(rr)        “Market” means the “Designated Market Area,” as determined by The Nielsen Company, of a television broadcast station.

(ss)       “Material Adverse Effect on Phoenix” means a material adverse effect on the business, financial condition or results of operations of Phoenix, its Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or there is reasonably likely to be a “Material Adverse Effect on Phoenix”, the results and consequences of the following events, circumstances, changes, effects, developments, condition and occurrences shall not be taken into account: (i) any failure of Phoenix to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure may be taken into account in determining whether there has been or there is reasonably likely to be, a Material Adverse Effect on Phoenix, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which Phoenix, its Subsidiaries operate, (iii) any changes in the economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof ) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of General or any of its Affiliates or facts, circumstances or events relating to General or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of General, and (viii) earthquakes, hurricanes, floods or other natural disasters, except in the case of each of clauses (ii), (iii), (iv), (v) and (viii) to the extent that Phoenix, its Subsidiaries, taken as a whole, are materially and disproportionately affected thereby as compared with other participants in the broadcasting industry in the geographic markets in which Phoenix, its Subsidiaries operate (but only to the extent of such disproportionality).

(tt)        “Material Adverse Effect on General” means a material adverse effect on the business, financial condition or results of operations of General and its Subsidiaries taken as a whole; provided, however, that for purposes of determining whether there has been or there is reasonably likely to be a “Material Adverse Effect on General”, the results and consequences of the following events, circumstances, changes, effects, developments, condition and occurrences shall not be taken into account: (i) any failure of General to meet any internal or external projections or forecasts or any estimates of earnings, revenues, or other metrics for any period or change in the market price or trading volume of the General Class A Common Stock (provided that any event, circumstance, change, effect, development, condition or occurrence giving rise to such failure or change may be taken into account in determining whether there has been or there is reasonably likely to be, a Material Adverse Effect on General, except to the extent otherwise excluded hereunder), (ii) any changes that generally affect the industries or markets in which General and its Subsidiaries operate, (iii) any changes in economy or capital, financial or securities markets generally, including changes in interest or exchange rates, (iv) changes in Law or GAAP (or the interpretation thereof ) or in legal, regulatory or political conditions, (v) the commencement, escalation or worsening of a war or armed hostilities or the occurrence of acts of terrorism or sabotage occurring after the date hereof, (vi) the announcement or pendency of this Agreement or the transactions contemplated hereby, the identity of Phoenix or any of its Affiliates or facts, circumstances or events relating to Phoenix or any of its Affiliates, or actions taken by any of them including the impact thereof on relationships, contractual or otherwise, with agents, customers, suppliers, vendors, licensees, licensors, lenders, partners, employees or regulators, including the FCC, (vii) the taking of any action expressly required by, or the failure to take any action expressly prohibited by, this Agreement, or the taking of any action at the written request or with the prior written consent of Phoenix, and (viii) earthquakes, hurricanes, floods or other natural disasters, except in the case of each of clauses (ii), (iii), (iv), (v) and (viii) to the extent that General and its Subsidiaries, taken as a whole, are materially and disproportionately affected thereby as compared with other participants in the broadcasting industry in the geographic markets in which General and its Subsidiaries operate (but only to the extent of such disproportionality).

(uu)      “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(vv)      “MVPD” means any multi-channel video programming distributor, including cable systems, telephone companies and DBS systems.

(ww)     “NYSE” means the New York Stock Exchange, Inc.

(xx)       “Permit” means any consent, authorization, approval, registration, qualification, filing, franchise, license or permit of any Governmental Entity.

(yy)      “Permitted Liens” means (i) Liens for Taxes and other governmental charges and assessments that are not yet due and payable or for Taxes being contested in good faith through appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) Liens of landlords, lessors, carriers, warehousemen, employees, mechanics and materialmen and other similar Liens arising in the ordinary course of business, (iii) Liens pursuant to the General Credit Facility, the General Indenture or the Phoenix Credit Facilities and Contracts entered into in connection therewith, (iv) zoning restrictions, survey exceptions, utility easements, rights of way and similar Encumbrances that are imposed by any Governmental Entity having jurisdiction thereon or otherwise are customary for the applicable property type and locality, (v) interests of any lessor or lessee to any Phoenix Leased Property or General Leased Property, (vi) Liens that would be disclosed on current title reports or surveys and any other Liens of public record, (vii) licenses of Intellectual Property, (viii) transfer restrictions on any securities imposed by applicable Law, (ix) purchase money Liens securing rental payments under capital lease arrangements, and (x) Liens which are set forth in any Permits.

(zz)        “Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

(aaa)     “Phoenix Benefit Plan” means any employee benefit plan (other than a Multiemployer Plan), program, policy, practice, or other arrangement providing benefits to any current or former employee, officer or director of Phoenix or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Phoenix or any of its Subsidiaries or to which Phoenix or any of its Subsidiaries contributes or is obligated to contribute, whether or not written, including any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA) and any bonus, incentive, performance, equity or stock or stock related, deferred compensation (including any “nonqualified deferred compensation plan” as defined in Sections 409A(d)(1) and 3121(v)(2)(C) of the Code), vacation, stock purchase, stock option, severance, employment, change of control, supplemental unemployment benefit, vacation, sick or paid time off benefit, or fringe benefit (including any “specified fringe benefit plan” as defined in Section 6039D(d)(1) of the Code) plan, arrangement, program or policy.

(bbb)    “Phoenix Credit Facilities” means the Phoenix Senior Credit Facility, the Phoenix WLAJ Credit Facility and the Phoenix WXXA Credit Facility.

(ccc)     “Phoenix Employment Agreement” means a contract or agreement of Phoenix or any of its Subsidiaries with individual who is rendering or has rendered services thereto as an employee pursuant to which Phoenix or any of its Subsidiaries has any actual or contingent liability or obligation to provide compensation and/or benefits in consideration for past, present or future services.

(ddd)    “Phoenix Equityholder” means any holder of shares of Phoenix Common Stock and/or Phoenix Warrants.

(eee)     “Phoenix Equityholders Agreement” means that certain Equityholders Agreement, dated as of June 24, 2010, by and among Phoenix and each of the Phoenix Equityholders.

(fff)       “Phoenix FCC Licenses” means the FCC licenses, Permits and other authorizations, together with any renewals, extensions or modifications thereof, issued with respect to the Phoenix Stations, or otherwise granted to or held by Phoenix or any Phoenix Subsidiary (other than the Shield Companies).

(ggg)    “Phoenix Registration Rights Agreement” means that certain Registration Rights Agreement, dated as of June 24, 2010, among Phoenix and each of the Phoenix Equityholders.

(hhh)    “Phoenix Senior Credit Facility” means that certain Credit Agreement, dated as of December 13, 2011, by and among Phoenix, Young Broadcasting, LLC, as borrower, the lenders referred to therein, and Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto, as amended by the first amendment thereto, dated as of July 26, 2012, and as further amended by the second amendment thereto, dated as of November 29, 2012, and as further amended by the third amendment thereto, dated as of the date hereof.

(iii)         “Phoenix Stations” means the following television broadcast stations of Phoenix and its Subsidiaries: KRON, WKRN, WTEN, WATE, WRIC, WBAY, KWQC, WLNS, KELO, KLFY, WCDC, KDLO, KPLO, and KCLO.

(jjj)         “Phoenix Warrant Agreement” means that certain Lender Warrant Agreement, dated as of June 24, 2010, by and among Phoenix and the Warrant Agent (as defined therein), as amended.

(kkk)     “Phoenix Warrants” means the warrants to purchase Phoenix Class A Common Stock issued pursuant to the Phoenix Warrant Agreement.

(lll)         “Phoenix WLAJ Credit Facility” means the Credit Agreement, dated as of March 1, 2013, by and among Shield Media Lansing LLC, WLAJ-TV LLC, as borrower, the lenders referred to therein, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto, as supplemented by the third amendment to the Phoenix Senior Credit Facility.

(mmm)   “Phoenix WXXA Credit Facility” means the Credit Agreement, dated as of December 13, 2012, by and among Shield Media LLC, WXXA-TV LLC, as borrower, the lenders referred to therein, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto, as supplemented by the third amendment to the Phoenix Senior Credit Facility.

(nnn)     “Program Rights” means rights to broadcast and rebroadcast television programs, feature films, shows or other television programming.

(ooo)     “Refinancing” means refinancing of the General Credit Facility, the General Notes and the Phoenix Credit Facilities in connection with the Closing.

(ppp)     “Release” means any spilling, leaking, pumping pouring, emitting, emptying, discharging, injecting, escaping, dumping, disposing, dispersing, leaching, or migrating into, onto, or through the environment or within or upon any building, structure, facility or fixture.

(qqq)     “Renewal Application” means an application for renewal of any FCC License.

(rrr)       “Representatives” means, with respect to any Person, such Person’s officers, directors, employees, accountants, consultants, legal counsel, financial advisors, agents and other representatives.

(sss)     “SEC” means the United States Securities and Exchange Commission.

(ttt)       “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

(uuu)     "Shield Companies" means Shield Media LLC, WXXA-TV LLC, Shield Media Lansing LLC, and WLAJ-TV LLC.

(vvv)     “Station” means a General Station or a Phoenix Station.

(www)   “Subsidiary” when used with respect to any Person, means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that (i) is consolidated with such party for financial reporting purposes under GAAP, or (ii) of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Phoenix Subsidiary” and “General Subsidiary” shall mean any direct or indirect Subsidiary of Phoenix or General, respectively.

(xxx)     “Taxes” means any and all domestic or foreign, federal, state, local or other taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including taxes on or with respect to income, franchises, windfall or other profits, gross receipts, occupation, property, transfer, sales, use, capital stock, severance, alternative minimum, payroll, employment, unemployment, social security, workers’ compensation or net worth, and taxes in the nature of excise, withholding, ad valorem or value added or other taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges of the same or a similar nature to any of the foregoing.

(yyy)     “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 8.4     Interpretation.  When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The Phoenix Disclosure Letter and the General Disclosure Letter, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.

Section 8.5     Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

Section 8.6     Entire Agreement.  This Agreement (including the documents and the instruments referred to herein), constitutes the entire agreement among the parties hereto, and (except with respect to the Confidentiality Agreement) supersedes all prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter of this Agreement.

Section 8.7     Governing Law; Jurisdiction.  This Agreement shall be governed and construed in accordance with the internal Laws of the Commonwealth of Virginia applicable to contracts made and wholly performed within such commonwealth, without regard to any applicable conflicts of law principles that would result in the application of the Laws of any other jurisdiction, except to the extent that mandatory provisions of the DGCL govern. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in the United States District Court for the Eastern District of Virginia (or, if that court does not have jurisdiction, the Circuit Court for the City of Richmond, Virginia), and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 8.2 shall be deemed effective service of process on such party. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.8     Publicity.  Neither General nor Phoenix shall, and none of such Persons shall permit any of their Subsidiaries or Affiliates to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which consent shall not be unreasonably withheld, conditioned or delayed) of (a) General in the case of a proposed announcement or statement by Phoenix or (b) Phoenix, in the case of a proposed announcement or statement by General; provided, however, that (i) any party may, without the prior consent of the other parties (but after prior consultation to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by applicable Law or by the rules and regulations of the NYSE or Governmental Entity to which the relevant party is subject or submits, and (ii) General need not obtain the consent of Phoenix in connection with any press release or other public announcement or public statement with respect to any Acquisition Proposal relating to General or any General Adverse Recommendation Change.

Section 8.9     Assignment; Third Party Beneficiaries.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by any of the parties (whether by operation of Law or otherwise, but except by intestate succession) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the parties and their respective successors and permitted assigns. Except (i) as otherwise specifically provided in Section 5.6, (ii) for the right of Phoenix, on behalf of the Phoenix Equityholders, to pursue damages in the event of an Intentional Breach of this Agreement by General, Merger Sub 1, Merger Sub 2 or Merger Sub 3, and (iii) for the right of General, on behalf of the General Shareholders, to pursue damages in the event of an Intentional Breach of this Agreement by Phoenix, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the parties hereto any rights or remedies under this Agreement.

Section 8.10     Specific Performance. The parties acknowledge and agree that each of the parties would be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached and that any non-performance, breach or threatened breach of this Agreement by any party could not be adequately compensated by monetary damages alone and that the parties would not have any adequate remedy at law. Accordingly, each party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to seek and obtain (a) enforcement of any provision of this Agreement by a decree or order of specific performance and (b) a temporary, preliminary and/or permanent injunction to prevent breaches or threatened breaches of any provisions of this Agreement without posting any bond or undertaking. The parties hereto further agree that they shall not object to the granting of injunctive or other equitable relief on the basis that there exists adequate remedy at law. Each of the parties hereby expressly further waives (a) any defense in any action for specific performance that a remedy at law would be adequate or that an award of specific performance is not an appropriate remedy for any reason at law or in equity and (b) any requirement under any Law to post security as a prerequisite to obtaining equity relief. Each party agrees that its initial choice of remedy will be to seek specific performance of this Agreement in accordance with its terms. If a court of competent jurisdiction denies such relief, the parties may seek alternative remedies, including damages in the same or another proceeding.

Section 8.11     Non-Survival of Representations, Warranties and Agreements.  None of the representations, warranties, covenants, and other agreements in this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Combination Merger Effective Time, except for those covenants and agreements contained herein that by their terms apply or are to be performed in whole or in part after the Combination Merger Effective Time including, for the avoidance of doubt, the covenants contained in Section 5.6.

Section 8.12     Non-Recourse.  Except to the extent otherwise set forth in the other Transaction Documents, all claims, obligations, Liabilities, or causes of action (whether in contract or in tort, in law or in equity, or granted by statute) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to this Agreement, or the negotiation, execution, or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), may be made by the parties hereto only against (and such representations and warranties are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (the “Contracting Parties”). No Person who is not a Contracting Party, including any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any Contracting Party, or any current, former or future director, officer, employee, incorporator, member, partner, manager, stockholder, Affiliate, or assignee of any of the foregoing (collectively, the “Nonparty Affiliates”), shall have any Liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations, or Liabilities arising under, out of, in connection with, or related in any manner to this Agreement or based on, in respect of, or by reason of this Agreement or its negotiation, execution, performance, or breach (other than as set forth in the other Transaction Documents), and, to the maximum extent permitted by Law, each Contracting Party hereby waives and releases all such Liabilities, claims, causes of action, and obligations against any such Nonparty Affiliates of another Contracting Party. Without limiting the foregoing, to the maximum extent permitted by Law (other than as set forth in the other Transaction Documents), (a) each Contracting Party hereby waives and releases any and all rights, claims, demands, or causes of action that may otherwise be available at law or in equity, or granted by statute, to avoid or disregard the entity form of a Contracting Party or otherwise impose Liability of a Contracting Party on any other Contracting Party’s Nonparty Affiliate in respect of this Agreement, whether granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise; and (b) each Contracting Party disclaims any reliance upon any other Contracting Party’s Nonparty Affiliates with respect to the performance of this Agreement or any representation or warranty made in, in connection with, or as an inducement to this Agreement.

Remainder of Page Intentionally Left Blank

IN WITNESS WHEREOF, General, Merger Sub 1, Merger Sub 2, Merger Sub 3 and Phoenix have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

MEDIA GENERAL, INC.

By:	/s/ James F. Woodward
Name: James F. Woodward
Title: Vice President and Chief Financial Officer

GENERAL MERGER SUB 1, INC.

By:	/s/ James F. Woodward
Name: James F. Woodward
Title: Treasurer

GENERAL MERGER SUB 2, INC.

By:	/s/ James F. Woodward
Name: James F. Woodward
Title: Treasurer

GENERAL MERGER SUB 3, LLC

By:	/s/ James F. Woodward
Name: James F. Woodward
Title: Vice Treasurer

NEW YOUNG BROADCASTING HOLDING CO., INC.

By:	/s/ Deborah A. McDermott
Name: Deborah A. McDermott
Title: President and CEO

Signature Page to Merger Agreement

Annex B

PLAN OF MERGER

merging

GENERAL MERGER SUB 1, INC.

a Virginia corporation

with and into

MEDIA GENERAL, INC.,

a Virginia corporation

1.     Merger. In accordance with the Virginia Stock Corporation Act (the “VSCA”), upon the effective time and date set forth in the Articles of Merger (the “Articles of Merger”) to be filed with the State Corporation Commission (the “SCC”) of the Commonwealth of Virginia (such time being referred to herein as the “Merger Effective Time”), General Merger Sub 1, Inc., a Virginia corporation (the “Merger Sub”) and a direct, wholly owned subsidiary of Media General, Inc., a Virginia corporation (“General”), shall, be merged (the “Merger”) with and into General. General shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and shall continue its existence as a corporation under the laws of the Commonwealth of Virginia. As of the Merger Effective Time, the separate corporate existence of Merger Sub shall cease.

2.     Effects of the Merger. The Merger shall have the effects set forth in Section 13.1-721 of the VSCA. Without limiting the generality of the foregoing, at the Merger Effective Time, the property owned by, and every contract right possessed by, General and Merger Sub will be vested in the Surviving Corporation without reversion or impairment, and all liabilities of General and Merger Sub will be vested in the Surviving Corporation.

3.     Articles of Incorporation and Bylaws of the Surviving Corporation. At the Merger Effective Time by virtue of the Merger, the articles of incorporation of General shall be amended and restated to be in the form of Exhibit 1 hereto, and as so amended and restated shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law (the “Amended and Restated Articles”). The bylaws of General as of the Merger Effective Time shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable law.

4.     Directors and Officers of the Surviving Corporation. From and after the Merger Effective Time, the directors of General serving immediately prior to the Merger Effective Time shall be the directors of the Surviving Corporation, until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified in accordance with the articles of incorporation and bylaws of the Surviving Corporation. From and after the Merger Effective Time, the officers of General serving immediately prior to the Merger Effective Time shall be the officers of Surviving Corporation until the earlier of their death, resignation or removal or the time at which their respective successors are duly elected or appointed and qualified.

5.     Manner and Basis of Converting Shares of Capital Stock. At the Merger Effective Time, by virtue of the Merger and without any action on the part of General, Merger Sub or any General Shareholder:

(a)     subject to Section 9, each share of General Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time, and each share of General Class B Common Stock issued and outstanding immediately prior to the Merger Effective Time, in each case other than any General Cancelled Shares (as defined below), shall automatically be cancelled and retired and shall cease to exist and be converted into one (1) fully paid, validly issued and nonassessable share of General Voting Common Stock; provided, that the shares of General Class A Common Stock issued and outstanding immediately prior to the Merger Effective Time held by Berkshire Hathaway, Inc. or any of its Affiliates (the “BH Persons”) as of such time shall be converted on a one-for-one basis into fully paid, validly issued and nonassessable shares of General Non-Voting Common Stock to the extent (but only to such extent) necessary to ensure that, immediately following the Combination Merger Effective Time, the BH Persons will hold no more than four and ninety-nine hundredths percent (4.99%) of the then outstanding shares of General Voting Common Stock;

(b)     each share of capital stock of General owned, directly or indirectly, by General or any of General’s Subsidiaries or by Phoenix or any of Phoenix’s Subsidiaries immediately prior to the Merger Effective Time (collectively, “General Cancelled Shares”) shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor; and

(c)     each share of Common Stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Merger Effective Time shall automatically be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

6.     Stock Options and Other Stock-Based Awards. At the Merger Effective Time:

(a)     each General Stock Option that is outstanding immediately prior to the Merger Effective Time shall become, as of the Merger Effective Time, an option (a “General Exchange Option”) to purchase, on the same terms and conditions (including applicable vesting requirements) as applied to each such General Stock Option immediately prior to the Merger Effective Time, the number of shares of General Voting Common Stock that is equal to the number of shares of General Class A Common Stock subject to such General Stock Option immediately prior to the Merger Effective Time, at an exercise price per share of General Voting Common Stock equal to the exercise price for each such share of General Class A Common Stock subject to such General Stock Option immediately prior to the Merger Effective Time (including applicable vesting, exercise and expiration provisions); and

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(b)     each share of General Restricted Stock and each right of any kind, contingent or accrued, to receive shares of General Class A Common Stock or benefits measured in whole or in part by the value of a number of shares of General Class A Common Stock granted by General outstanding immediately prior to the Merger Effective Time (including General DSUs, restricted stock units, phantom units, deferred stock units, stock equivalents and dividend equivalents), other than General Stock Options (each, other than General Stock Options, a “General Stock-Based Award”), shall become, as of the Merger Effective Time, an award, on the same terms and conditions (including applicable vesting requirements and deferral provisions) as applied to each such General Stock-Based Award immediately prior to the Merger Effective Time, with respect to the number of shares of General Voting Common Stock that is equal to the number of shares of General Class A Common Stock subject to the General Stock-Based Award immediately prior to the Merger Effective Time (a “General Exchange Stock-Based Award”). For the avoidance of doubt, shares of General Class A Common Stock issued in connection with the settlement of General Stock-Based Awards which vest on or prior to the Merger Effective Time (including vested General Restricted Stock) shall be treated in the manner set forth in Section 5(a).

7.     Stock Certificates; Book Entry Shares. Each certificate that immediately prior to the Merger Effective Time represented shares of General Class A Common Stock or shares of General Class B Common Stock and all shares of General Class A Common Stock and General Class B Common Stock held in book-entry form immediately prior to the Merger Effective Time, in each case other than General Cancelled Shares and shares of General Class B Common Stock in respect of which appraisal rights are properly demanded and perfected in accordance with the VSCA, shall from and after the Merger Effective Time represent an equal number of shares of General Voting Common Stock, except that certificates representing shares of General Class A Common Stock of the BH Persons that are converted into shares of General Non-Voting Common Stock in accordance with Section 5(a) shall from and after the Merger Effective Time represent an equal number of shares of General Non-Voting Common Stock.

8.     Withholding Rights. General (and any agent acting on behalf of General) shall be entitled to deduct and withhold from the consideration otherwise payable in accordance herewith such amounts as are required to be deducted or withheld with respect to the making of such payment under any provision of federal, state, local or non-U.S. Law. To the extent that amounts are so withheld or deducted and paid over to the appropriate Governmental Entity, such amounts shall be treated for all purposes in connection with the Merger as having been paid to the Person in respect of which such deduction and withholding was made.

9.     Dissenters’ Rights. Shares of General Class B Common Stock in respect of which the holders thereof have complied with all requirements for demanding and perfecting appraisal rights as set forth in Article 15 of the VSCA (such holders, “General Dissenting Shareholders”) shall not be converted into or represent the right to receive the consideration provided for in Section 5(a). General Dissenting Shareholders shall be entitled to receive payment of the appraised value of such shares held by them in accordance with the provisions of the VSCA. Each share of General Class B Common Stock held by holders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such shares under the VSCA shall thereupon be deemed to have been converted into and to have become exchangeable for, as of the Merger Effective Time, the right to receive the consideration provided for in Section 5(a), without any interest thereon.

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10.     Amendment and Termination. At any time prior to the Merger Effective Time, this Plan of Merger may be amended by General and Merger Sub, whether before or after receipt of the approval of the General Shareholders; provided, however, that following approval of the Merger by the General Shareholders, there shall be no amendment or change to the provisions hereof that by applicable Law would require further approval by the General Shareholders, including to effect any of the changes listed in §13.1-716E of the VSCA.

11.     Defined Terms. As used in this Plan of Merger, the following terms shall have the meanings set forth below:

(a)     “Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with, such Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities or by contract or otherwise.

(b)     “Combination Merger” shall mean the merger of Merger Sub 2 with and into Phoenix, on the terms and subject to the conditions set forth in the Merger Agreement.

(c)     “Combination Merger Effective Time” shall mean the time that the Combination Merger shall become effective as specified in the certificate of merger with respect to the Combination Merger to be executed and filed with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law.

(d)     “GAAP” means U.S. generally accepted accounting principles.

(e)     “General Class A Common Stock” shall mean the Class A Common Stock, par value $5.00 per share, of General.

(f)     “General Class B Common Stock” shall mean the Class B Common Stock, par value $5.00 per share, of General.

(g)     “General Directors’ Deferred Compensation Plan” shall mean the General, Inc. Directors’ Deferred Compensation Plan, amended and restated as of November 16, 2001.

(h)     “General DSUs” shall mean all deferred stock units outstanding under the General Directors’ Deferred Compensation Plan.

(i)     “General LTIP” shall mean the General, Inc. 1995 Long-Term Incentive Plan, amended and restated as of April 26, 2007.

(j)     “General Non-Voting Common Stock” shall mean the Non-Voting Common Stock, no par value per share, of General as provided for in the Amended and Restated Articles.

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(k)     “General Restricted Stock” shall mean the shares of restricted General Class A Common Stock outstanding under the General LTIP.

(l)     “General Shareholder” shall mean a holder of shares of General Class A Common Stock and/or shares of General Class B Common Stock.

(m)     “General Stock Options” shall mean the outstanding options to purchase shares of General Class A Common Stock issued under the General LTIP.

(n)     “General Voting Common Stock” shall the Voting Common Stock, no par value per share, of General as provided for in the Amended and Restated Articles.

(o)     “Governmental Entity” shall mean any court, administrative agency or commission or other governmental authority or instrumentality or applicable self-regulatory organization.

(p)     “Law” shall mean any applicable federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, award or agency requirement of or undertaking to or agreement with any Governmental Entity.

(q)     “Merger Agreement” shall mean the Agreement and Plan of Merger, dated as of June 5, 2013, by and among General, Merger Sub, Merger Sub 2, General Merger Sub 3, LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of General, and Phoenix.

(r)     “Merger Sub 2” shall mean General Merger Sub 2, Inc., a Delaware corporation and a direct, wholly owned subsidiary of General.

(s)     “Person” shall mean an individual, a corporation, a general or limited partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.

(t)     “Phoenix” shall mean New Young Broadcasting Holding Co., Inc., a Delaware corporation.

(u)     “Subsidiary” when used with respect to any Person, shall mean any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, that (i) is consolidated with such party for financial reporting purposes under GAAP, or (ii) of which the securities or other ownership interests having more than 50% of the ordinary voting power in electing the board of directors or other governing body are, at the time of such determination, owned by such Person or another Subsidiary of such Person, and the terms “Phoenix Subsidiary” and “General Subsidiary” shall mean any direct or indirect Subsidiary of Phoenix or General, respectively.

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Annex C

AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

MEDIA GENERAL, INC.

ARTICLE I

The name of the Corporation is MEDIA GENERAL, INC.

ARTICLE II

A.     The aggregate number of shares which the Corporation shall have the authority to issue, each of which shall have no par value per share, are as follows:

Class	No. of Shares
Voting Common	400,000,000
Non-Voting Common	400,000,000
Preferred	50,000,000

B.     The preferences, limitations, and relative rights of the different classes of shares are as follows:

(1) Preferred Shares

(a) The Board of Directors is authorized, without shareholder action, to classify or reclassify any or all of the unissued Preferred Shares from time to time in one or more series and to provide for the designation, preferences, limitations and relative rights of the shares of each series by the adoption of Articles of Amendment to these Articles of Incorporation setting forth:

(i) The maximum number of shares in the series and the designation of the series, which designation shall distinguish the shares thereof from the shares of any other series or class;

(ii) Whether shares of the series shall have special, conditional or limited voting rights, or no right to vote, except to the extent prohibited by law;

(iii) Whether shares of the series are redeemable or convertible (x) at the option of the Corporation, a shareholder or another person or upon the occurrence of a designated event, (y) for cash, indebtedness, securities or other property, and (z) in a designated amount or in an amount determined in accordance with a designated formula or by reference to extrinsic data or events;

(iv) Any right of holders of shares of the series to distributions, calculated in any manner, including the rate or rates of dividends, and whether dividends shall be cumulative, noncumulative or partially cumulative;

(v) The amount payable to holders of shares of the series in the event of voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation;

(vi) Any preference of the shares of the series over the shares of any other series or class with respect to distributions, including dividends, and with respect to distributions upon the liquidation, dissolution or winding up of the affairs of the Corporation; and

(vii) Any other preferences, limitations or specified rights (including a right that no transaction of a specified nature shall be consummated while any shares of such series remain outstanding except upon the assent of all or a specified portion of such shares) now or hereafter permitted by the Virginia Stock Corporation Act (as it exists on the date hereof or as it may be amended from time to time, the “VSCA”).

(b) Before the issuance of any shares of a series of Preferred Shares, Articles of Amendment establishing such series shall be filed with and made effective by the State Corporation Commission of Virginia, as required by the VSCA.

(c) Each series of Preferred Shares shall be so designated as to distinguish the shares thereof from the shares of all other series. Different series of Preferred Shares shall not be considered to constitute different voting groups of shares for the purpose of voting by voting groups except as required by the VSCA or as otherwise specified by the Board of Directors with respect to any series at the time of the establishment thereof.

(2) Common Shares.

(a) Except as otherwise provided in the Articles of Amendment establishing any series of Preferred Shares, the holders of outstanding Voting Common Shares shall, to the exclusion of the holders of any other class of shares of the Corporation, have the sole power to vote for the election of directors and for all other purposes without limitation. Notwithstanding any provision in the VSCA to the contrary, the holders of the Non-Voting Common Shares shall not have any voting power with respect to the election of directors, the adoption of any amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution or for any other purpose, and shall not have the right to participate in any meeting of shareholders, except as may be required by the VSCA. In the event that the approval of the holders of the Voting Common Shares shall be required by the VSCA for the adoption of an amendment to or restatement of these Articles, the authorization of any plan of merger, share exchange or entity conversion or the authorization of any disposition of assets or dissolution, then, unless the Board of Directors requires a greater vote, such approval shall require a majority of all votes cast in respect thereof by holders of the Voting Common Shares, in lieu of such vote as would otherwise be required by the VSCA at a meeting at which a quorum of the Voting Common Shares exists.

(b) Except as may be otherwise specifically provided in these Articles, in all other respects, including, but not by way of limitation, the right to receive the payment of cash dividends, the right to share in the property or business of the Corporation in event of its liquidation in whole or in part, and the right to share in the assets of the Corporation in event of its dissolution and the distribution of such assets by way of return of capital, each Voting Common Share and each Non-Voting Common Share shall rank equally and be identical.

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(3) Other Rights.

(a) The holders of the Voting Common Shares and Non-Voting Common Shares shall be treated equally, according to the number of Voting Common Shares or Non-Voting Common Shares they hold, as applicable, in the payment of any share dividend or other distribution of shares, but the holders of the Voting Common Shares shall be issued only Voting Common Shares in respect of their shares of Voting Common Shares in the payment of any such share dividend or distribution, while the holders of the Non-Voting Common Shares shall be issued only Non-Voting Common Shares in respect of their shares of Non-Voting Common Stock in the payment of any such share dividend or other distribution of shares.

(b) No holder of shares of any class of the Corporation shall, as such holder, have any right to subscribe for or purchase (i) any shares of any class of the Corporation, or any warrants, options or other instruments that shall confer upon the holder thereof the right to subscribe for or purchase or receive from the Corporation any shares of any class, whether or not such shares, warrants, options or other instruments are issued for cash or services or property or by way of dividend or otherwise, or (ii) any other security of the Corporation that shall be convertible into, or exchangeable for, any shares of the Corporation of any class or classes, or to which shall be attached or appurtenant any warrant, option or other instrument that shall confer upon the holder of such security the right to subscribe for or purchase or receive from the Corporation any shares of any class or classes, whether or not such securities are issued for cash or services or property or by way of dividend or otherwise, other than such right, if any, as the Board of Directors, in its sole discretion, may from time to time determine. If the Board of Directors shall offer to the holders of shares of any class of the Corporation, or any of them, any such shares, options, warrants, instruments or other securities of the Corporation, such offer shall not, in any way, constitute a waiver or release of the right of the Board of Directors subsequently to dispose of other securities of the Corporation without offering the same to said holders.

(c) (i) Subject to Section B(3)(c)(iii) of this Article II and Article III, each Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Non-Voting Common Share; provided, however, that such conversion shall not be permitted if, following and after giving effect to such conversion, no Voting Common Shares would remain issued and outstanding.

(ii) Subject to Section B(3)(c)(iii) of this Article II and Article III, each Non-Voting Common Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share into one fully paid and nonassessable Voting Common Share.

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(iii) To effect a conversion of Voting Common Shares or Non-Voting Common Shares permitted by this Section B(3)(c) of this Article II, a holder of Voting Common Shares or Non-Voting Common Shares shall deliver to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, the certificate or certificates representing the Voting Common Shares or Non-Voting Common Shares to be converted, duly endorsed in blank or accompanied by duly executed proper instruments of conversion and transfer, or, in the case of shares held in book-entry form, deliver written notice to the transfer agent for the Voting Common Shares or the Non-Voting Common Shares, as the case may be, with a copy to the Secretary of the Corporation at its principal corporate office, stating that such holder elects to convert such shares and stating the name or names of the person or persons in which the shares issued upon such conversion are to be issued (and setting forth the addresses of such persons), together with proper instruments of conversion and transfer in accordance with the procedures of the transfer agent and The Depository Trust Company or any successor depositary (“DTC”), as applicable. Subject to Article III, conversion shall be deemed to have been effected at the time and date when the conversion is reflected in the books of the transfer agent following compliance with the requirements described in the immediately preceding sentence, as applicable, with respect to the shares to be converted, and the person exercising such conversion (or, if the notice specifies another person to whom shares are to be issued upon conversion, such other person) shall be deemed to be the holder of record of the class and number of shares issuable upon such conversion at such time; provided, however, that, if any such conversion should require the prior approval from the Federal Communications Commission or any successor governmental agency (the “FCC”), such approval shall have been received prior to any such conversion; and provided further, that, if, as a result of such requested conversion, the holder seeking conversion or any holder of Voting Common Shares would acquire or be deemed to hold an interest subject to FCC media ownership and qualifications reporting requirements (including without limitation an “attributable interest” in the Corporation within the meaning of Federal Communications Laws (as hereinafter defined)), the conversion shall not become effective until the Corporation shall have requested and received, pursuant to Section B of Article III, information sufficient in the Corporation’s reasonable judgment to determine whether to exercise its rights under Section C of Article III with respect to the conversion and the Corporation in its reasonable judgment shall have determined not to exercise such rights. If a requested conversion would cause any holder other than the converting holder (“Other Holder”) to acquire or be deemed to hold an attributable interest in the Corporation under the Federal Communications Laws, the Corporation shall have the discretion to convert shares of Voting Common Shares held by such Other Holders to Non-Voting Common Shares but only to the extent reasonably necessary to ensure that such Other Holders will remain non-attributable in the Corporation, provided, however, that (1) each such Other Holder will be given prior written notice indicating the number of shares of such Other Holder’s Voting Common Shares that the Corporation proposes to convert to Non-Voting Common Shares, (2) each such Other Holder will be given a reasonable opportunity to make a showing that such Other Holder may hold an attributable interest in the Corporation consistent with the Federal Communications Laws, (3) at the request of any such Other Holder, the proposed conversion to Non-Voting Common Shares shall not be made with respect to such Other Holder if the showing required in the preceding clause (2) is made to the reasonable satisfaction of the Corporation and (4) the Corporation shall have no other authority in the circumstances set forth in this subsection (c) to alter the Voting Common Stock holdings of any such Other Holder without such Other Holder’s prior written consent. As promptly as practicable following any holder’s conversion of Voting Common Shares or Non-Voting Common Shares as aforesaid, the Corporation shall (1) in the case of conversions of certificated Voting Common Shares or Non-Voting Common Shares, issue and deliver to the converting holder, or to such holder’s transferee, as the case may be, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares issuable upon such conversion and if the certificates surrendered by the converting holder evidence more Voting Common Shares or Non-Voting Common Shares than the holder has elected to convert, one or more certificates (as such holder may request) evidencing the Voting Common Shares or Non-Voting Common Shares, as applicable, which have not been converted and (2) in the case of conversions of book-entry Voting Common Shares or Non-Voting Common Shares, cause the transfer agent to effect (directly or through DTC) a book-entry deposit of Voting Common Shares or Non-Voting Common Shares issuable upon such conversion to the converting holder, or to such holder’s transferee, as the case may be. Subject to Article III, in the case of certificated Voting Common Shares or Non-Voting Common Shares, after the conversion is reflected in the books of the transfer agent and pending the issuance and delivery of such certificates, the certificate or certificates evidencing the Voting Common Shares or Non-Voting Common Shares that have been surrendered for conversion shall be deemed to evidence the Non-Voting Common Shares or Voting Common Shares, as applicable, issuable upon such conversion. Any dividends declared and not paid on Voting Common Shares or Non-Voting Common Shares prior to their conversion as provided above shall be paid, on the payment date, to the holder or holders entitled thereto on the record date for such dividend payment notwithstanding such conversion, and no holder of Voting Common Shares or Non-Voting Common Shares issued upon a conversion occurring after a record date for a declared and unpaid dividend shall be entitled to receive any payment of such dividend with respect to such Voting Common Shares or Non-Voting Common Shares, as applicable. The Corporation shall at all times reserve and keep available out of its authorized but unissued Voting Common Shares and Non-Voting Common Shares, solely for the purpose of effecting the conversions provided for in this Section B(3)(c) of this Article II, such number of Voting Common Shares and such number of Non-Voting Common Shares, respectively, as shall from time to time be sufficient to effect any conversion provided for in this Section B(3)(c) of this Article II and shall take all such corporate action as may be necessary to assure that such Voting Common Shares and such Non-Voting Common Shares shall be validly issued, fully paid and non-assessable upon such conversion.

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C.     Special Meetings. Special meetings of the shareholders of the Corporation may be called solely by the Chairman of the Board of Directors, the President of the Corporation or the Board of Directors.

D.     Control Share Acquisitions. The provisions of Article 14.1 of the VSCA shall not apply to acquisitions of shares of any class of capital stock of the Company.

ARTICLE III

A.     Restrictions on Stock Ownership or Transfer. As contemplated by this Article III, the Corporation may restrict the ownership, conversion, or proposed ownership, of shares of the Corporation by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership (including due to conversion) of shares of capital stock of any other person, would give rise to an FCC Regulatory Limitation (as hereinafter defined). Ownership, conversion, or proposed ownership shall be deemed to give rise to an “FCC Regulatory Limitation” if it (1) is inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (2) materially limits or impairs or could reasonably be expected to materially limit or impair any existing business activity or proposed business activity of the Corporation or any of its subsidiaries under the Federal Communications Laws, (3) materially limits or impairs under the Federal Communications Laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the Corporation or any of its subsidiaries for which the Corporation or its subsidiary has entered into a definitive agreement with a third party, (4) subjects or could reasonably be expected to subject the Corporation or any of its subsidiaries to any rule, regulation, order or policy under the Federal Communications Laws having or which could reasonably be expected to have a material effect on the Corporation or any subsidiary of the Corporation to which the Corporation or any subsidiary of the Corporation would not be subject but for such ownership, conversion or proposed ownership, or (5) requires prior approval from the FCC and such approval has not been obtained. For purposes of Section B(3)(c)(iii) of Article II and this Article III, the term “Federal Communications Laws” shall mean any law administered or enforced by the FCC, including, without limitation, the Communications Act of 1934, as amended (the “Communications Act”), and the rules, regulations, orders and policies of the FCC. The Corporation may, but is not required to, take any action permitted under this Article III; and the grant of specific powers to the Corporation under this Article III shall not be deemed to restrict the Corporation from pursuing, alternatively or concurrently, any other remedy or alternative course of action available to the Corporation.

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B.     Requests for Information. If the Corporation believes that the ownership or proposed ownership of shares of the Corporation by any person (whether by reason of a change in such person’s ownership, a change in the number of shares outstanding overall or in any class, or for any other reason) may give rise to an FCC Regulatory Limitation or subject the Corporation to FCC reporting requirements, such person shall furnish promptly to the Corporation such information (including, without limitation, information with respect to its citizenship, ownership structure, and other ownership interests and affiliations) as the Corporation shall reasonably request.

C.     Denial of Rights, Refusal to Transfer. (1) If (a) any person from whom information is requested pursuant to Section B of this Article III does not provide all the information requested by the Corporation completely and accurately in a timely manner or (b) the Corporation shall conclude that a person’s ownership, conversion, or proposed ownership of, or that a person’s exercise of any rights of ownership with respect to, shares of the Corporation, either alone or in combination with other existing or proposed ownership of shares of any other person, would give rise to an FCC Regulatory Limitation, then in the case of either clause (a) or any provision of clause (b) of this Section C(1), the Corporation may (A) refuse to permit the transfer to such proposed share owner or conversion by such person of shares of the Corporation, (B) suspend those rights of share ownership the exercise of which causes or could cause any situation described in any provision of clause (b) of this Section C(1) to occur, (C) require the conversion of any or all shares held by such holder into shares of any other class of shares in the Corporation with equivalent economic value (it being understood that for such purposes a Voting Common Share and a Non-Voting Common Share are deemed to have an equivalent economic value), (D) require the exchange of any or all shares held by such holder for warrants to acquire, at a nominal exercise price, the same number and class of shares of the Corporation, (E) condition the acquisition (including due to conversion) of such shares on the prior consent of the FCC, to the extent such consent is required, (F) to the extent that the remedies in the foregoing clauses (A) through (E) are not reasonably feasible, redeem any or all such shares of the Corporation held by such holder in accordance with the terms and conditions set forth in Section C(2) of this Article III, and/or (G) exercise any and all appropriate remedies, at law or in equity, in any court of competent jurisdiction, against any such holder or proposed holder, with a view towards obtaining such information or preventing or curing any situation described in clause (a) or in any provision of clause (b) of this Section C(1); provided, however, that to the extent reasonably feasible without materially adversely affecting the ability of the Corporation to prevent or cure the situation described in clause (a) and/or (b) of this Section C(1), the Corporation shall use its good faith efforts (x) to cause any of the remedies listed in the preceding clauses (A) through (G) to be imposed in a substantially similar manner when imposed on similarly situated persons or stockholders at substantialy the same timeand (y) to minimize the impact of the exercise of any such remedy on the interests in the Corporation of the subject holders or persons or other shareholders of the Corporation or other persons with an interest in the Corporation, subject in all cases to the primary goal of preventing or curing any situation described in clause (a) or any provision of clause (b) of this Section C(1); provided, further, that in the circumstances set forth in Section B(3)(c)(iii) of Article II, the only remedy available to the Corporation with respect to Other Holders will be the remedy set forth therein. Any such refusal of transfer or suspension of rights pursuant to clause (A) or (B) of the immediately preceding sentence shall remain in effect until the requested information has been received and the Corporation has determined that such transfer, or the exercise of such suspended rights, as the case may be, will not result in any of the situations described in clause (b) of this Section C(1).

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(2) Without limiting the foregoing, the terms and conditions of redemption pursuant to Section C (1)(F) of this Article III shall be as follows:

(a) the redemption price of any shares of the Corporation to be redeemed pursuant to Section C(1)(F) of this Article III shall be equal to the Fair Market Value (as hereinafter defined) of such shares;

(b) the redemption price of such shares will be paid in cash;

(c) if less than all such shares are to be redeemed, the shares to be redeemed shall be selected in such manner as shall be determined by the Board of Directors in good faith, which may include selection first of the most recently purchased shares thereof, selection by lot or selection in any other manner determined by the Board of Directors in good faith;

(d)      at least 15 days’ prior written notice of the Redemption Date (as hereinafter defined) shall be given to the record holders of the shares selected to be redeemed (unless waived in writing by any such holder); provided that the Redemption Date shall be the date on which written notice shall be given to record holders if the cash necessary to effect the redemption shall have been indefeasibly deposited in trust for the benefit of such record holders and is then subject to immediate payment to them upon surrender of the share certificates or compliance with DTC policies and procedures for the redemption of book-entry securities for their redeemed shares;

(e)      from and after the Redemption Date, any and all rights of whatever nature in respect of the shares selected for redemption (including, without limitation, any rights to vote or participate in dividends declared on shares (including declared and unpaid dividends) of the same class or series as such shares), shall cease and terminate and the holders of such shares shall thenceforth be entitled only to receive the cash payable upon redemption; and

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(f)      such other terms and conditions as the Board of Directors shall determine in good faith.

(3) For purposes of this Section C:

(a) “Fair Market Value” shall mean, with respect to a share of the Corporation of any class or series, the volume weighted average sales price for such a share on the national securities exchange (if any) on which such capital stock is then listed during the 20 most recent days on which shares of stock of such class or series shall have been traded preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III; provided, however, that if such shares are not traded on any national securities exchange, Fair Market Value shall mean the average of the reported bid and asked prices in any over-the-counter quotation system selected by the Corporation during the 20 most recent days during which such shares were traded immediately preceding the day on which notice of redemption shall be given pursuant to Section C(2)(d) of this Article III, or if trading of such shares is not reported in any over-the-counter quotation system, Fair Market Value shall be determined by the Board of Directors in good faith. Notwithstanding the foregoing, a Non-Voting Common Share shall be deemed to have a Fair Market Value equal to the Fair Market Value of a Voting Common Share determined in accordance with the foregoing sentence.

(b) “person” shall mean an individual, a corporation, a general or limited partnership, an association, a limited liability company, a governmental entity, a trust or other entity or organization.

(c) “Redemption Date” shall mean the date fixed by the Board of Directors for the redemption of any shares of the Corporation pursuant to or on the date specified in Section C(2)(d) of this Article III, as the case may be.

(4) The Corporation shall instruct the Corporation’s transfer agent that the shares of the Corporation are subject to the restrictions set forth in this Article III and such restrictions shall be noted conspicuously on the certificate or certificates representing such shares or, in the case of uncertificated securities, contained in the notice or notices sent as required by law or pursuant to the policies and procedures of DTC in the case of book-entry securities.

D.     Authority of Board of Directors. In the case of an ambiguity in the application of any of the provisions of Section B(3)(c)(iii) of Article II or this Article III, including any definition used herein, the Board of Directors shall have the power to determine the application of such provisions with respect to any situation based on its reasonable belief, understanding or knowledge of the circumstances. In the event Section B(3)(c)(iii) of Article II or this Article III permits any action by the Corporation but fails to provide specific guidance with respect to such action, the Board of Directors shall have the power to determine whether to take any action and the action to be taken (if any) so long as such action is not contrary to the provisions of Section B(3)(c)(iii) of Article II or this Article III. All such actions, calculations, interpretations and determinations which are done or made by the Board of Directors in good faith shall be conclusive and binding on the Corporation and all other persons for all other purposes of Section B(3)(c)(iii) of Article II and this Article III. The Board of Directors may delegate all or any portion of its powers under Section B(3)(c)(iii) of Article II and this Article III to a committee of the Board of Directors as it deems necessary or advisable and, to the fullest extent permitted by the VSCA, may exercise the authority granted by Section B(3)(c)(iii) of Article II and this Article III through duly authorized officers or agents of the Corporation. Nothing in Section B(3)(c)(iii) of Article II or this Article III shall be construed to limit or restrict the Board of Directors in the exercise of its fiduciary duties under the VSCA.

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E.     Reliance. To the fullest extent permitted by the VSCA, the Corporation and the members of the Board of Directors shall be fully protected in relying in good faith upon any information provided by any person pursuant to Section B(3)(c)(iii) of Article II or this Article III (including, without limitation, Section B of this Article III) and the information, opinions, reports or statements prepared or presented by (1) one or more officers or employees of the Corporation whom the Director believes, in good faith, to be reliable and competent in the matters presented, (2) legal counsel, public accountants, or other persons as to matters the director believes, in good faith, are within the person's professional or expert competence, or (3) a committee of the Board of Directors of which he is not a member if the Director believes, in good faith, that the committee merits confidence. The members of the Board of Directors shall not be responsible for any good faith errors made in connection therewith. For purposes of determining the existence and identity of, and the amount of any shares of the Corporation owned by any holder, the Corporation is entitled to rely on the existence or absence of filings of Schedule 13D or 13G or Form 13F under the Securities Exchange Act of 1934, as amended (or similar filings), as of any date, subject to its actual knowledge of the ownership of shares of the Corporation.

F.     Severability. If any provision of Section B(3)(c)(iii) of Article II or this Article III or the application of any such provision to any person under any circumstance shall be held invalid, illegal or unenforceable in any respect by a court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Section B(3)(c)(iii) of Article II or Article III or the application of such provision to any other person.

ARTICLE IV

A.     Number of Directors. From the period beginning on the Combination Merger Effective Time (as hereinafter defined) until the election of Directors at the 2014 annual meeting of shareholders of the Corporation (the “2014 Annual Meeting”), the number of Directors constituting the Board of Directors shall be 14, unless otherwise determined by the Board of Directors in accordance with Section D of this Article IV. As of the election of Directors at the 2014 Annual Meeting, the number of Directors constituting the Board of Directors shall be reduced to 11. After the election of Directors at the 2014 Annual Meeting, the number of Directors constituting the Board of Directors shall be such number as may be fixed from time to time in the bylaws or by resolution adopted by the affirmative vote of a majority of the Board of Directors, but shall not be fewer than three (3); provided, that during the Nominating Committee Designation Period the number of Directors constituting the Board of Directors shall continue to be 11 unless such change is approved by a majority of the Phoenix Designees serving as Directors.

B.     Vacancies. If a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of Directors constituting the Board of Directors, the Board of Directors shall have the sole authority to fill such vacancy, subject to Section C(2) of this Article IV.

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C.     The Nominating Committee Designation Period.

(1) During the period beginning on the Combination Merger Effective Time through the 2017 annual meeting of shareholders of the Corporation (such period, the “Nominating Committee Designation Period”), the Board of Directors shall maintain a Nominating and Governance Committee (the “Nominating Committee”). The Nominating Committee shall be comprised of five Directors, three of whom shall initially be Phoenix Designees (as hereinafter defined) who are Independent Directors (as hereinafter defined) and two of whom shall initially be General Designees (as hereinafter defined) who are Independent Directors, each appointed by the Board of Directors in accordance with Section 1.2(e) of the Merger Agreement. In the event that at any time during the Nominating Committee Designation Period, the Nominating Committee shall be comprised of fewer than three Phoenix Designees, the remaining Phoenix Designees who are members of the Nominating Committee (and, in the absence of any Phoenix Designees then serving on the Nominating Committee, the Directors who are Phoenix Designees), acting by a majority vote of such members or Directors, shall have the power and authority to recommend to the Board of Directors an Independent Director to fill such vacancy on the Nominating Committee who shall be a Phoenix Designee, and such recommended Independent Director shall thereafter be a member of the Nominating Committee upon the commencement of the next meeting of the Board of Directors, unless the first agenda item of such meeting relates to the ratification or rejection of such nominee (which agenda item may cover any other matter contemplated by this Section C to be the first agenda item), in which case such Independent Director shall become a member of the Nominating Committee immediately after the consideration of such agenda item (unless such nomination is rejected by vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee). In the event that at any time during the period beginning on the Combination Merger Effective Time through the 2014 annual meeting of shareholders of the Corporation, the Nominating Committee shall be comprised of fewer than two General Designees, the remaining General Designees who are members of the Nominating Committee (and, in the absence of any General Designees then serving on the Nominating Committee, the Directors who are General Designees), acting by a majority vote of such members or Directors, shall have the power and authority to recommend to the Board of Directors an Independent Director to fill such vacancy on the Nominating Committee who shall be a General Designee, and such recommended Independent Director shall thereafter be a member of the Nominating Committee upon the commencement of the next meeting of the Board of Directors, unless the first agenda item of such meeting relates to the ratification or rejection of such nominee (which agenda item may cover any other matter contemplated by this Section C to be the first agenda item), in which case such Independent Director shall become a member of the Nominating Committee immediately after the consideration of such agenda item (unless such nomination is rejected by vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee). During the Nominating Committee Designation Period, (i) the Board of Directors shall not have authority to fill any vacancy on the Nominating Committee that is contemplated to be filled in accordance with this Section C(1) other than with an Independent Director recommended in accordance with the foregoing, and such appointment shall require a vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee or a deemed appointment in accordance with this Section C(1) and (ii) no member of the Nominating Committee shall be removed without the vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee.

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(2) At all times during the Nominating Committee Designation Period, but subject to Section C(3) of this Article IV, (x) the Nominating Committee, acting by a majority vote of its members, shall have the power and authority to recommend to the Board of Directors (i) the persons to be nominated by the Board of Directors for election as Directors in connection with each meeting of shareholders of the Corporation at which the election of Directors will occur (but no greater number of persons than the number of Directors that will comprise the Board of Directors as of such meeting of shareholders) and (ii) persons to be appointed to fill vacancies occurring on the Board of Directors, and (y) such nominated persons and appointees shall thereafter become the Board of Director’s nominees or appointees upon the commencement of the next meeting of the Board of Directors, unless the first agenda item of such meeting relates to the ratification or rejection of such nominee or appointment (which agenda item may cover any other matter contemplated by this Section C to be the first agenda item), in which case such nominated persons or appointees shall become the Board of Director’s nominees or appointees immediately after the consideration of such agenda item (unless such nomination or appointment is rejected by a vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee). During the Nominating Committee Designation Period, the Board of Directors shall not have the authority to nominate persons for election as Directors in connection with a meeting of shareholders of the Corporation or to appoint persons to fill vacancies on the Board of Directors, unless such persons are recommended by the Nominating Committee in accordance with the foregoing, and such persons are nominated or appointed by the Board of Directors by vote of a majority of the Board of Directors that includes the affirmative vote of at least one Phoenix Designee or deemed nominated or appointed in accordance with this Section C(2). Furthermore, during the Nominating Committee Designation Period, at least two Phoenix Designees must be in attendance at any meeting of the Nominating Committee in order for a quorum to be present for the conduct of business.

(3) The Nominating Committee shall recommend to the Board of Directors eleven (11) persons as nominees for election as Directors at the 2014 Annual Meeting (a majority of which must be Independent Directors or persons who would be Independent Directors if elected), including (i) five Phoenix Designees selected by the Nominating Committee, (ii) five General Designees selected by the Nominating Committee, who shall include the Chairman of the Board of Directors at the time of such nomination (if the Chairman of the Board of Directors is a General Designee), the Vice-Chairman of the Board of Directors at the time of such nomination (if the Vice-Chairman of the Board of Directors is a General Designee), and the Chief Executive Officer of the Corporation at the time of such nomination (if the Chief Executive Officer is a General Designee), and (iii) one additional person (as determined by the Nominating Committee in its discretion).

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D.     Approval of Certain Matters.

(1) Prior to the election of Directors at the 2014 Annual Meeting, the approval of any of the following matters shall require, in addition to any approval required by the VSCA, the affirmative vote of at least 10 Directors:

(a) any change in the size of the Board of Directors, except for the reduction in the size of the Board of Directors in connection with the 2014 Annual Meeting as expressly contemplated by Section A of this Article IV;

(b) any merger or consolidation of the Corporation with any other Person, or sale of all or substantially all of the assets of the Corporation;

(c) any change to the composition, structure or authority of any committee of the Board of Directors;

(d) any amendment of, or modification to, these Articles of Incorporation or the bylaws of the Corporation; and

(e) the hiring of, or termination of employment by the Corporation of, any “executive officer” of the Corporation (as such term is defined in Rule 405 under the Securities Act of 1933, as amended).

(2) During the Nominating Committee Designation Period, (i) the Board of Directors may not take any action pursuant to the first sentence of Section 13.1-689.F of the VSCA with respect to the Nominating Committee without the vote of a majority of the Board of Directors that includes a majority of the Phoenix Designees serving as Directors and (ii) the members of the Nominating Committee may not take any action pursuant to the second sentence of Section 13.1-689.F of the VSCA.

E.     Definitions. For purposes of this Article IV:

(1) “Combination Merger Effective Time” has the meaning given to such term in the Merger Agreement.

(2) “General Designees” means the nine (9) initial Directors serving on the Board of Directors immediately following the Reclassification Merger Effective Time who also served on the Board of Directors immediately prior to the Reclassification Merger Effective Time, and (ii) any other Director designated in writing as a General Designee by (x) a majority of the General Designees serving on the Nominating Committee, or (y) in the absence of any General Designees serving on the Nominating Committee, a majority of the General Designees serving as Directors.

(3) “Independent Director” means a Director who qualifies as “independent” under Rule 303A.02 of the New York Stock Exchange Listed Company Manual.

(4) “Merger Agreement” means that certain Agreement and Plan of Merger, dated as of June 5, 2013, by and among the Corporation, General Merger Sub 1, Inc., a Virginia corporation, General Merger Sub 2, Inc., a Delaware corporation, General Merger Sub 3, LLC, a Delaware limited liability company, and Phoenix, as such agreement may be amended from time to time, to which these Amended and Restated Articles of Incorporation are attached.

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(5) “Person” means an individual, a corporation, a general or limited partnership, an association, a limited liability company, a governmental entity, a trust or other entity or organization.

(6) “Phoenix” means New Young Broadcasting Holding Co., Inc., a Delaware corporation.

(7) “Phoenix Designees” means (i) the five (5) initial Directors serving on the Board of Directors immediately following the Combination Merger Effective Time who were designated in writing by Phoenix to serve on the Board of Directors pursuant to Section 1.2(e) of the Merger Agreement, and (ii) any other Director designated in writing as a Phoenix Designee by (x) a majority of the Phoenix Designees serving on the Nominating Committee, or (y) in the absence of any Phoenix Designees serving on the Nominating Committee, a majority of the Phoenix Designees serving as Directors.

(8) “Combination Merger Effective Time” has the meaning given to such term in the Merger Agreement.

ARTICLE V

A.     Every reference in this Article V to a Director or Officer shall include every Director or Officer or former Director or Officer of the Corporation and every person who served at the request of the Corporation or one of its subsidiaries as a Director, Officer, partner or trustee of any corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, and, in all of such cases, his or her heirs, executors and administrators. In addition, in this Article V, the terms “applicant”, “expenses”, “liability”, “party”, and “proceeding” shall have the respective meanings set forth in Section 13.1-696 of the VSCA.

B.     In any proceeding brought by or in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, no Director or Officer of the Corporation shall be liable to the Corporation or its shareholders for monetary damages with respect to any transaction, occurrence or course of conduct, whether prior or subsequent to the effective date of this Article V, except for liability resulting from such person’s having engaged in willful misconduct or a knowing violation of the criminal law or any federal or state securities law.

C.     The Corporation shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a shareholder in the right of the Corporation or brought by or on behalf of shareholders of the Corporation, by reason of the fact that he or she is or was a Director or Officer of the Corporation, or (b) any Director or Officer who is or was serving at the request of the Corporation as a Director, trustee, partner or Officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she engaged in willful misconduct or a knowing violation of the criminal law. A person is considered to be serving an employee benefit plan at the Corporation’s request if his duties to the Corporation also impose duties on, or otherwise involve services by, him to the plan or to participants in or beneficiaries of the plan. The Board of Directors is hereby empowered, by a majority vote of a quorum of disinterested Directors, to enter into a contract to indemnify any Director or Officer in respect of any proceedings arising from any act or omission, whether occurring before or after the execution of such contract.

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D.     The provisions of this Article V shall be applicable to all proceedings commenced after the adoption hereof by the shareholders of the Corporation, arising from any act or omission, whether occurring before or after such adoption. No amendment or repeal of this Article V shall have any effect on the rights provided under this Article V with respect to any act or omission occurring prior to such amendment or repeal. The Corporation shall promptly take all such actions, and make all such determinations, as shall be necessary or appropriate to comply with its obligation to provide any indemnity under this Article V and shall promptly pay or reimburse all reasonable expenses, including attorneys’ fees, incurred by any such Director or Officer in connection with such actions and determinations or proceedings of any kind arising therefrom.

E.     The termination of any proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the applicant did not meet the standard of conduct described in Section B or C of this Article V.

F.     Any indemnification under Section C of this Article V (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the applicant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in Section C of this Article V.

The determination shall be made:

(1) if there are two or more disinterested directors, by the Board of Directors by a majority vote of disinterested directors, a majority of whom shall constitute a quorum, or by a majority of the members of a committee of two or more disinterested directors appointed by such a vote;

(2) by special legal counsel:

(a) selected by the Board of Directors or its committee in the manner prescribed in Section F(1) of this Article V; or

(b) if there are fewer than two disinterested directors, selected by the Board of Directors, in which selection Directors who do not qualify as disinterested directors may participate; or

(3) by the shareholders, but shares owned by or voted under the control of a Director who at the time does not qualify as a disinterested director may not be voted on the determination.

Any evaluation as to reasonableness of expenses shall be made in the same manner as the determination that indemnification is appropriate, except that if the determination is made by special legal counsel, such evaluation as to reasonableness of expenses shall be made by those entitled under Section F(2) of this Article V to select counsel.

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Notwithstanding the foregoing, in the event there has been a change in the composition of a majority of the Board of Directors after the date of the alleged act or omission with respect to which indemnification is claimed, any determination as to indemnification and advancement of expenses with respect to any claim for indemnification made pursuant to this Article V shall be made by special legal counsel agreed upon by the Board of Directors and the applicant. If the Board of Directors and the applicant are unable to agree upon such special legal counsel the Board of Directors and the applicant each shall select a nominee, and the nominees shall select such special legal counsel. If the nominees are unable to agree upon such special legal counsel, such special legal counsel shall be selected upon application to a court of competent jurisdiction.

G.     (1) The Corporation shall pay for or reimburse the reasonable expenses incurred by any applicant who is a party to a proceeding in advance of final disposition of the proceeding or the making of any determination under Section C of this Article V if the applicant furnishes the Corporation:

(a) a written statement of his or her good faith belief that he or she has met the standard of conduct described in Section C of this Article V; and

(b) a written undertaking, executed personally or on his or her behalf, to repay the advance if it is ultimately determined that he or she did not meet such standard of conduct.

(2) The undertaking required by Section G(1)(b) of this Article V shall be an unlimited general obligation of the applicant but need not be secured and may be accepted without reference to financial ability to make repayment.

(3) Authorizations of payments under this section shall be made by the persons specified in Section F of this Article V.

H.     The Corporation may indemnify or contract to indemnify any person not specified in Section B or C of this Article V who was, is or may become a party to any proceeding, by reason of the fact that he or she is or was an employee or agent of the Corporation, or is or was serving at the request of the Corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the same extent as if such person were specified as one to whom indemnification is granted in Section C of this Article V.

I.     The Corporation may purchase and maintain insurance to indemnify it against the whole or any portion of the liability assumed by it in accordance with this Article V and may also procure insurance, in such amounts as the Board of Directors may determine, on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, Officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability asserted against or incurred by him in any such capacity or arising from his or her status as such, whether or not the Corporation would have power to indemnify him against such liability under the provisions of this Article V.

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J.     The indemnification hereby provided and provided hereafter pursuant to the power hereby conferred by this Article V on the Board of Directors shall not be exclusive of any other rights to which any person may be entitled, including any right under policies of insurance that may be purchased and maintained by the Corporation or others, with respect to claims, issues or matters in relation to which the Corporation would not have the power to indemnify such person under the provisions of this Article V. Such rights shall not prevent or restrict the power of the Corporation to make or provide for any further indemnity, or provisions for determining entitlement to indemnity, pursuant to one or more indemnification agreements, bylaws, or other arrangements (including, without limitation, creation of trust funds or security interests funded by letters of credit or other means) approved by the Board of Directors (whether or not any of the Directors of the Corporation shall be a party to or beneficiary of any such agreements, bylaws or arrangements); provided, however, that any provision of such agreements, bylaws or other arrangements shall not be effective if and to the extent that it is determined to be contrary to this Article V or applicable laws of the Commonwealth of Virginia.

K.      Each provision of this Article V shall be severable, and an adverse determination as to any such provision shall in no way affect the validity of any other provision.

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Annex D

Form of

MEDIA GENERAL, INC.

Bylaws

Amended and Restated as of ________ ___, 2013

-i-

TABLE OF CONTENTS

(continued)

 -ii-

Article I
Meetings of Shareholders

Section 1.     Place of Meetings. Meetings of Shareholders shall be held at the principal office of the Corporation in Richmond, Virginia or at such other place, either within or without the Commonwealth of Virginia, as from time to time may be fixed by the Board of Directors. The Board may, in its sole discretion, permit Shareholders to participate in any meeting of Shareholders by means of remote communication as authorized by the Virginia Stock Corporation Act (as it exists on the date hereof or as it may be amended from time to time, the “VSCA”) and subject to any guidelines and procedures as may be adopted by the Board.

Section 2.     Annual Meetings. The Annual Meetings of Shareholders shall be held on a date fixed by the Board of Directors.

Section 3.     Special Meetings. Special meetings of the Shareholders may be called solely by the Chairman of the Board, the President or the Board of Directors. At a special meeting of Shareholders, no business shall be transacted and no corporate action taken other than that stated in the notice of the special meeting.

Section 4.     Notice of Meetings. Written notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be given not less than ten nor more than 60 days before the date of the meeting (except as a different time is specified in these Bylaws or by the VSCA) either personally or by mail, by or at the direction of the Chairman of the Board, a Vice Chairman, the Secretary, or the Officer or persons calling the meeting, to each Shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail addressed to the Shareholder at his address as it appears on the stock transfer books of the Corporation, with postage thereon prepaid. Without limiting the manner by which notice otherwise may be given effectively to Shareholders, any notice to a Shareholder given by the Corporation may be given by a form of electronic transmission consented to by the Shareholder to whom the notice is given. Any such consent shall be revocable by the Shareholder by written or electronic notice to the Corporation. Any such consent shall be deemed revoked (a) if the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (b) such inability becomes known to the Secretary or Assistant Secretary of the Corporation or to the transfer agent or other person responsible for the giving of notice, provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action. For purposes of these Bylaws, “electronic transmission” means any form or process of communication, not directly involving the physical transfer of paper or other tangible medium that (i) is suitable for the retention, retrieval and reproduction of information by the recipient, and (ii) is either (A) retrievable in paper form by the recipient through an automated process used in conventional commercial practice or (B) retrievable in perceivable form and the sender and the recipient have consented in writing to the use of such form of electronic transmission.

Notice of a Shareholders’ meeting to act on an amendment of the Articles of Incorporation, on a plan of merger or exchange of shares, on a sale of assets of the Corporation that requires shareholder approval, a plan of redomestication or conversion or the dissolution of the Corporation shall be given, in the manner provided above, not less than 25 nor more than 60 days before the date of the meeting. Any such notice shall be accompanied, as appropriate, by such additional documents as may be required by law.

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Notwithstanding the foregoing, a written waiver of notice signed by the person or persons entitled to such notice, either before or after the time stated therein, shall be equivalent to the giving of such notice. A Shareholder who attends a meeting shall be deemed to have (A) waived objection to lack of notice or defective notice of the meeting, unless at the beginning of the meeting he or she objects to holding the meeting or transacting business at the meeting, and (B) waived objection to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, unless he or she objects to considering the matter when it is presented.

Section 5.     Quorum. A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of Shareholders; provided however, that when any specified action is required to be voted upon by a class of stock voting as a class or series, holders of a majority of the shares of such class or series shall constitute a quorum for the transaction of such specified action. If a quorum is present, action on a matter is approved if the votes cast in favor of the action exceed the votes cast opposing the action, except when a larger vote or a vote by class or series is required by the VSCA and except that in elections of Directors those receiving the greatest number of votes shall be deemed elected even though not receiving a majority. Less than a quorum may adjourn, without notice other than by announcement at the meeting, until a quorum shall attend.

Section 6.     Organization and Order of Business. At all meetings of the Shareholders, the Chairman of the Board or, in the Chairman’s absence, the Vice Chairman (if any), the President (if one shall have been elected by the Board) or, in the absence of all of the foregoing, the most senior Executive Vice President, shall act as chairman of the meeting. In the absence of all of the foregoing officers or, if present, with their consent, a majority of the shares entitled to vote at such meeting, may appoint any person to act as chairman. The Secretary of the Corporation or, in the Secretary’s absence, an Assistant Secretary, shall act as secretary at all meetings of the Shareholders. In the event that neither the Secretary nor any Assistant Secretary is present, the chairman of the meeting may appoint any person to act as secretary of the meeting.

The chairman of the meeting shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts and things as are necessary or desirable for the proper conduct of the meeting, including, without limitation, the establishment of procedures for the dismissal of business not properly presented, the maintenance of order and safety, limitations on the time allotted to questions or comments on the affairs of the Corporation, restrictions on entry to such meeting after the time prescribed for the commencement thereof, the opening and closing of the voting polls and any recess or adjournment of the meeting.

Section 7.     Voting. A Shareholder may vote his or her shares in person or by proxy. Any proxy shall be delivered to the secretary of the meeting at or prior to the time designated by the chairman of the meeting or in the order of business for so delivering such proxies. No proxy shall be valid after eleven months from its date, unless otherwise provided in the proxy. Each holder of record of stock of any class or series shall, as to all matters in respect of which stock of such class or series has voting power, be entitled to such vote as is provided in the Articles of Incorporation for each share of stock of such class or series standing in the holder’s name on the books of the Corporation. Unless required by the VSCA or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the Shareholder voting or by such Shareholder’s proxy, if there be such proxy.

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Section 8.     Written Authorization. A Shareholder or a Shareholder’s duly authorized attorney-in-fact may execute a writing authorizing another person or persons to act for him or her as proxy. Execution may be accomplished by the Shareholder or such Shareholder’s duly authorized attorney-in-fact or authorized officer, director, employee or agent signing such writing or causing such Shareholder’s signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature.

Section 9.     Electronic Authorization. The President or the Secretary may approve procedures to enable a Shareholder or a Shareholder’s duly authorized attorney-in-fact to authorize another person or persons to act for him or her as proxy by transmitting or authorizing the transmission of a telegram, cablegram, internet transmission, telephone transmission or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either be set forth or submitted with information from which the inspectors of elections can determine that the transmission was authorized by the Shareholder or the Shareholder’s duly authorized attorney-in-fact. If it is determined that such transmissions are valid, the inspectors shall specify the information upon which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Section 10.     Advance Notice Provisions for Election of Directors. Only persons who are nominated in accordance with the following procedures shall be eligible for election as Directors of the Corporation. Nominations of persons for election to the Board of Directors may be made at any Annual Meeting of Shareholders, or at any special meeting of Shareholders called for the purpose of electing Directors, (a) by or at the direction of the Board of Directors or (b) by any Shareholder of the Corporation (i) who is a Shareholder of record of Voting Common Shares in respect of which such nomination is made, and is entitled to vote such shares, on the date of the giving of the notice provided for in this Section 10 of Article 1 and on the record date for the determination of Shareholders entitled to vote at such meeting and (ii) who complies with the notice procedures set forth in this Section 10 of Article 1.

In addition to any other applicable requirements, for a nomination to be made by a Shareholder such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

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To be timely, a Shareholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation (a) in the case of an Annual Meeting, not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the Shareholder in order to be timely must be delivered not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the 90th day prior to such Annual Meeting or, if the first public announcement or notice of the date of such Annual Meeting is made or given to Shareholders less than 100 days prior to the date of such Annual Meeting, the close of business on the 10th day following the day on which public announcement was made or notice of the date of such meeting is mailed, whichever first occurs and (b) in the case of a special meeting of Shareholders called for the purpose of electing Directors, not later than the close of business on the 10th day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period for the giving of a Shareholder’s notice as described above.

To be in proper written form, a Shareholder’s notice to the Secretary must set forth (a) as to each person whom the Shareholder proposes to nominate for election as a Director (i) the name, age, business address and residence address of the person, (ii) the employer and principal occupation of the person, (iii) a biographical profile of the person, including educational background and business and professional experience, (iv) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (v) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of Directors in a contested election pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder; and (b) as to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is proposed to be made (i) the name and address of such Shareholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of each Associated Person (as defined below) referred to in clause (iii), (ii) the employer and principal occupation of such Shareholder, of such beneficial owner, if any, and of each Associated Person referred to in clause (iii), (iii) (A) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially, or of record, by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of capital stock of the Corporation or with a value derived in whole or in part from the value of any shares of capital stock of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of capital stock the Corporation (each of the foregoing, a “Derivative Instrument”), in each case that is, directly or indirectly, owned beneficially by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, (C) any short interest in any shares of capital stock of the Corporation held by such Shareholder, by such beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (D) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, in each case that are separated or separable from the underlying shares of capital stock of the Corporation, (E) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such Shareholder, such beneficial owner if any, or any Associated Person of such Shareholder or beneficial owner is a general partner or manager or, directly or indirectly, beneficially owns an interest, and (F) any performance related fees (other than an asset-based fee) that such Shareholder, such beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, (iv) a description of all arrangements or understandings between such Shareholder, beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner, on the one hand, and each proposed nominee and any other person or persons (including their names), on the other hand, relating to the Corporation or any of the shares of its capital stock, including any arrangements or understandings pursuant to which the nomination(s) are to be made by such Shareholder or beneficial owner, (v) a representation that such Shareholder is a Shareholder of record and intends to appear in person or by proxy at the meeting to nominate the person or persons named as nominees in the notice, (vi) a statement whether such Shareholder or any other person known to the Shareholder will deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal and (vii) any other information relating to such Shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of Directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to be named as a nominee and to serve as a Director if elected. Any such notice shall be supplemented not later than five business days after the record date for the applicable meeting to disclose the information referred to in clause (b) as of the record date.

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No person shall be eligible for election as a Director of the Corporation unless nominated in accordance with the procedures set forth in this Section 10 of Article 1. If the chairman of the meeting determines that a nomination was not made in accordance with the foregoing procedures, the chairman of the meeting shall declare to the meeting that the nomination was defective, and such defective nomination shall be disregarded. If the nominating Shareholder does not appear in person or by proxy at the meeting to present a nominee, such nominee shall be disregarded, notwithstanding that proxies with respect to such vote may have been received by the Corporation.

An “Associated Person” of any Shareholder or beneficial owner means (i) any affiliate or person acting in concert with such Shareholder or beneficial owner and (ii) each director, officer, employee, general partner or manager of such Shareholder or beneficial owner or any such affiliate or person with which such Shareholder or beneficial owner is acting in concert.

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Section 11.     Advance Notice Provisions for Business to be Transacted at Annual Meeting. No business may be transacted at an Annual Meeting of Shareholders, other than business that is either (a) specified in the notice of meeting (or any supplement thereto) given by or at the direction of the Board of Directors (or any duly authorized committee thereof), (b) otherwise properly brought before the Annual Meeting by or at the direction of the Board of Directors (or any duly authorized committee thereof) or (c) otherwise properly brought before the Annual Meeting by any Shareholder of the Corporation (i) who is a Shareholder of record of any class entitled to vote on such business on the date of the giving of the notice provided for in this Section 11 of Article 1 and on the record date for the determination of Shareholders entitled to vote at such Annual Meeting and (ii) who complies with the notice procedures set forth in this Section 11 of Article 1. For the avoidance of doubt, the foregoing clause (c) shall be the exclusive means for a Shareholder to present proposals (except proposals submitted in accordance with the eligibility and procedural requirements of Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement) for consideration by the Shareholders at any Annual Meeting of Shareholders.

In addition to any other applicable requirements, for business to be properly brought before an Annual Meeting by a Shareholder, such Shareholder must have given timely notice thereof in proper written form to the Secretary of the Corporation.

To be timely, a Shareholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Corporation not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the preceding year’s Annual Meeting; provided, however, that in the event that the date of the Annual Meeting is more than 30 days before or more than 60 days after such anniversary date, notice by the Shareholder in order to be timely must be delivered not earlier than the close of business on the 120th day prior to such Annual Meeting and not later than the close of business on the 90th day prior to such Annual Meeting or, if the first public announcement or notice of the date of such Annual Meeting is made or given to Shareholders less than 100 days prior to the date of such Annual Meeting, the close of business on the 10th day following the day on which public announcement was made or notice of the date of such meeting is mailed, whichever first occurs.

To be in proper written form a Shareholder’s notice to the Secretary must set forth as to each matter such Shareholder proposes to bring before the Annual Meeting (A) a brief description of the business desired to be brought before the Annual Meeting and the reasons for conducting such business at the Annual Meeting, and (B) as to the Shareholder giving the notice and the beneficial owner, if any, on whose behalf the business is proposed to be brought (i) the name and address of such Shareholder, as they appear on the Corporation’s books, of such beneficial owner, if any, and of each Associated Person referred to in clause (iii), (ii) the employer and principal occupation of such Shareholder, of such beneficial owner, if any, and of each Associated Person referred to in clause (iii), (iii) (A) the class or series and number of shares of capital stock of the Corporation which are, directly or indirectly, owned beneficially, or of record, by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, (B) any Derivative Instrument that is, directly or indirectly, owned beneficially by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, (C) any short interest in any shares of capital stock of the Corporation held by such Shareholder, by such beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner (for purposes of this Bylaw a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security), (D) any rights to dividends on the shares of capital stock of the Corporation owned beneficially by such Shareholder, by such beneficial owner, if any, or by any Associated Person of such Shareholder or beneficial owner, in each case that are separated or separable from the underlying shares of capital stock of the Corporation, (E) any proportionate interest in shares of capital stock of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership or limited liability company in which such Shareholder, such beneficial owner if any, or any Associated Person of such Shareholder or beneficial owner is a general partner or manager or, directly or indirectly, beneficially owns an interest, and (F) any performance related fees (other than an asset-based fee) that such Shareholder, such beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner is entitled to based on any increase or decrease in the value of shares of capital stock of the Corporation or Derivative Instruments, (iv) a description of all arrangements or understandings between such Shareholder, beneficial owner, if any, or any Associated Person of such Shareholder or beneficial owner, on the one hand, and any person or persons (including their names), on the other hand, in connection with the proposal of such business by such Shareholder and any material interest of such Shareholder, beneficial owner or any Associated Person of such Shareholder or beneficial owner in such business, (v) a representation that such Shareholder is a Shareholder of record and intends to appear in person or by proxy at the meeting to bring such business before the meeting, (vi) a statement whether such Shareholder or any other person known to the Shareholder will deliver a proxy statement and form of proxy to holders of at least the percentage of the Corporation’s voting shares required under applicable law to carry the proposal and (vii) any other information relating to such Shareholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for such business in a contested solicitation pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Any such notice shall be supplemented not later than five business days after the record date for the applicable meeting to disclose the information referred to in clause (b) as of the record date.

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Notwithstanding the foregoing, no disclosure shall be required with respect to ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is proposing business solely as a result of being the Shareholder of record or nominee holder that is directed to prepare and submit the Shareholder’s notice required by these Bylaws on behalf of a beneficial owner.

The foregoing notice requirements shall be deemed satisfied by a Shareholder if the Shareholder has notified the Corporation of such Shareholder’s intention to present a proposal at an Annual Meeting in compliance with Rule 14a-8 (or any successor thereof) promulgated under the Exchange Act and such Shareholder’s proposal has been included in a proxy statement that has been prepared by the Corporation to solicit proxies for such Annual Meeting.

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No business shall be conducted at the Annual Meeting of Shareholders except business brought before the Annual Meeting in accordance with the procedures set forth in this Section 11 of Article 1; provided, however, that once business has been properly brought before the Annual Meeting in accordance with such procedures, nothing in this Section 11 of Article 1 shall be deemed to preclude discussion by any Shareholder of any such business. If the Chairman of an Annual Meeting determines that business was not properly brought before the Annual Meeting in accordance with the foregoing procedures, the Chairman shall declare to the meeting that the business was not properly brought before the meeting, and such business shall not be transacted. If the Shareholder or its proxy does not appear at the meeting to present its proposed business, such proposed business shall not be transacted, notwithstanding that proxies with respect to such vote may have been received by the Corporation.

Section 12.     Inspectors. The Corporation shall appoint one or more inspectors to act at a meeting of Shareholders and make a written report of the inspector’s determinations. The Corporation may designate one or more persons as alternate inspector to replace any inspector who fails to act. If no inspector or alternate is able to act at any meeting of Shareholders, the chairman of such meeting shall appoint one or more inspectors to act at the meeting. Each inspector shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspectors shall (a) ascertain the number of shares outstanding and the voting power of each, (b) determine the shares represented at the meeting and the validity of proxies and ballots, (c) count all votes, (d) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors, and (e) certify their determination of the number of shares represented at the meeting and their count of all votes. The inspectors may appoint or retain other persons or entities to assist the inspectors in the performance of the duties of the inspectors.

Article II
Directors

Section 1.     General Powers. All corporate powers shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of, the Board of Directors, subject to any requirement of Shareholder action.

Section 2.     Number, Election, Term and Qualification. The number of Directors of the Corporation shall be determined in the manner set forth in the Articles of Incorporation. Directors shall be elected each year at the Annual Meeting of Shareholders. Directors shall hold their offices until the next annual meeting of the Shareholders and until their successors are elected and qualified or until there is a decrease in the number of Directors.

Section 3.     Vacancies. Except as limited by the VSCA and except as otherwise provided in the Articles of Incorporation, any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining Directors though less than a quorum of the Board of Directors.

Section 4.     Removal. At a meeting called expressly for that purpose, any Director may be removed from office, with or without cause, by a vote of the Shareholders holding a majority of the shares of the class of stock which elected such Director. If any Directors are so removed, new Directors may be elected at the same meeting.

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Section 5.     Compensation. The Board of Directors may compensate Directors for their services as such and may provide for the payment of all expenses incurred by Directors in attending regular and special meetings of the Board of Directors.

Article III
Directors’ Meetings

Section 1.     Annual Meeting. The Annual Meeting of the Board of Directors (which meeting shall be considered a regular meeting for the purposes of notice) shall be held on the same day as the Annual Meeting of Shareholders for the purpose of electing Officers, unless the Board shall determine otherwise, and carrying on such other business as properly may come before such meeting.

Section 2.     Regular Meetings. Regular meetings of the Board of Directors shall be held for the purpose of carrying on such business as may properly come before the meeting at such times and at such places, within or without the Commonwealth of Virginia, as may be designated by the Chairman and specified in the notice of the meeting. Furthermore, regular meetings of the Board of Directors shall be held immediately following each special meeting of Shareholders to act upon any matter considered by the Shareholders and to consider such other business as may properly come before the meeting. Any such meeting shall be held at the place where the Shareholders’ meeting was held.

Section 3.     Special Meetings. Special meetings of the Board of Directors shall be held on the call of the Chairman of the Board, a Vice Chairman, or any three members of the Board of Directors, at the principal office of the Corporation or at such other place as the Chairman may direct.

Section 4.     Notice. Notice of regular and special meetings of the Board of Directors shall be (i) mailed to each Director addressed to him or her at his or her usual place of business or other designated address at least five days prior to the time of the meeting, or (ii) given by telegraph, telephone or any form of electronic transmission previously approved by a Director, which approval has not been revoked, to each Director or delivered to him or her personally at least 48 hours prior to the time of the meeting; provided that notice of a special meeting must set forth the purpose for which the meeting is called; and provided, further, that notice need not be given of regular meetings held at times and places fixed by resolution of the Board of Directors.

Section 5.     Quorum. A majority of the Directors shall constitute a quorum for the transaction of business. Except as otherwise provided in the Articles of Incorporation, the act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6.     Waiver of Notice. Notwithstanding any other provisions of these Bylaws, whenever notice of any meeting for any purpose is required to be given to any Director a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be the equivalent to the giving of such notice.

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A Director who attends a meeting shall be deemed to have had timely and proper notice thereof unless, at the beginning of the meeting or promptly upon his or her arrival, the Director objects to the transaction of any business at the meeting and does not thereafter vote or assent to action taken at the meeting.

Section 7.     Action Without A Meeting. Any action which is required to be taken at a meeting of the Directors or by a Directors’ Committee may be taken without a meeting if a consent in writing, setting forth the action so to be taken, shall be signed before such action by all of the Directors or all of the members of the Committee, as the case may be. Such consent shall have the same force and effect as a unanimous vote.

Article IV
Directors’ Committees

Section 1.     Committees. Committees with limited authority may be designated by a resolution adopted by a majority of the full number of Directors or as set forth in the Articles of Incorporation.

Article V
Officers; Chairman and Vice Chairman of the Board

Section 1.     Officers. The Officers of the Corporation shall be a President, one or more Vice Presidents (any one or more of whom may be designated as an Executive Vice President or a Senior Vice President), a General Counsel, a Secretary, a Treasurer, a Controller and, in the discretion of the Board of Directors, one or more Assistant Secretaries, Assistant Treasurers and Assistant Controllers. The Chairman of the Board and any Vice Chairmen of the Board may, but need not be, Officers of the Corporation.

Section 2.     Election, Term. Officers shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors and until their successors are elected and qualified. The Chairman of the Board and any Vice Chairmen of the Board shall be elected at the regular Annual Meeting of the Board of Directors or at such other time as the Board of Directors may determine and shall hold office, unless removed, until the next Annual Meeting of the Board of Directors and until their successors are elected and qualified. The Chairman of the Board and any Vice Chairmen of the Board shall be chosen from the members of the Board of Directors.

Section 3.     Removal. Any Officer may be removed with or without cause at any time by the Board of Directors at any duly called meeting. The Chairman of the Board and any Vice Chairmen of the Board may be removed from such office with or without cause at any time by the Board of Directors at any duly called meeting.

Section 4.     Duties of Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Shareholders and Directors, and shall see that all the orders and resolutions of the Board of Directors are carried into effect, subject, however, to the rights of the Directors to delegate any specific powers. He shall, in addition, have such powers and duties as may be specifically assigned by the Board of Directors.

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Section 5.     Duties of Vice Chairmen of the Board. Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and Bylaws, the Vice Chairmen shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board or the Board of Directors.

Section 6.     Duties of President. Subject to the control of the Board of Directors and the Chairman of the Board and to the provisions of the Articles of Incorporation and Bylaws, the President shall perform such duties as may, from time to time, be assigned to him by the Chairman of the Board or the Board of Directors.

Section 7.     Duties of Vice Presidents. The Vice Presidents shall severally perform such duties as may, from time to time, be assigned to each by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 8.     Duties of General Counsel. The General Counsel shall be the chief legal officer of the Corporation. The General Counsel shall, with the help of those whom he or she may employ (including any firm of which he may be a member) supervise the handling of all claims made by or against the Corporation, the filing of such statements, reports or other documents as may be required by state and federal agencies controlling corporations and their securities, render legal advice to the Officers and Directors and generally manage all matters of a legal nature for the Corporation.

Section 9.     Duties of Secretary. The Secretary shall keep a record in proper books for the purpose of all meetings and proceedings of the Board of Directors and also the minutes of the Shareholders’ meetings, and record all the votes of the Corporation. The Secretary shall attend to the giving and serving of all notices of the Corporation and shall notify the Directors and Shareholders of their respective meetings. The Secretary shall have custody of the seal of the Corporation and shall affix the seal or cause it to be affixed to all documents which are authorized to be executed on behalf of the Corporation under its corporate seal. The Secretary shall have custody of all deeds, leases, and contracts and shall have charge of the books, records and papers of the Corporation relating to its organization and management. In addition, the Secretary shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 10.     Duties of Treasurer. The Treasurer shall have custody of all the funds and securities of the Corporation and shall dispose of the same as provided in these Bylaws, or as directed by the Board of Directors. The Treasurer shall have the care and custody of all securities, books of account, documents and papers of the Corporation except such as are kept by the Secretary. The Treasurer shall keep regular and full accounts showing receipts and disbursements. The Treasurer shall at all times submit to the Board of Directors such statements as to the financial condition of this Corporation as they may require and shall perform such other duties as may from time to time be delegated to the Treasurer by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

Section 11.     Duties of Controller. The Controller shall be responsible for all accounting, budgeting, and internal auditing functions of the Corporation, subject to the direction of the Chairman of the Board, the Vice Chairmen, the President, the Vice President designated as Principal Accounting Officer, or the Board of Directors. In addition, the Controller shall perform such other duties as may from time to time be delegated to him by the Chairman of the Board, the Vice Chairmen, the President or the Board of Directors.

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Section 12.     Duties of Assistant Secretaries. The Assistant Secretaries shall, jointly or severally, in the absence or incapacity of the Secretary or vacancy in the office of Secretary, perform the duties of the Secretary. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Secretary.

Section 13.     Duties of Assistant Treasurers. The Assistant Treasurers shall, jointly and severally, in the absence or incapacity of the Treasurer or vacancy in the office of Treasurer, perform the duties of the Treasurer. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Treasurer.

Section 14.     Duties of Assistant Controllers. The Assistant Controllers shall, jointly and severally, in the absence or incapacity of the Controller or vacancy in the office of Controller, perform the duties of the Controller, and shall in general assist the Controller in the performance of his duties. They shall also perform such other duties as may from time to time be delegated to them by the Chairman of the Board, the Vice Chairmen, the President, the Board of Directors or the Controller.

Section 15.     Compensation. The Board of Directors shall fix the compensation of all of the Officers of the Corporation and the Chairman of the Board and any Vice Chairmen of the Board.

Section 16.     Bonds. The Board of Directors may by resolution require that any or all Officers, agents and employees of the Corporation give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and comply with such other conditions as may from time to time be required by the Board of Directors.

Article VI
Certificates of Stock

Section 1.     Form. The shares of capital stock of the Corporation may be certificated or uncertificated as provided under the VSCA. Certificates representing shares of the capital stock of the Corporation shall be in such form as is permitted by law and prescribed by the Board of Directors and shall be signed by the President or a Vice President and the Secretary or an Assistant Secretary or any other Officer authorized by a resolution of the Board of Directors. Transfer agents and/or registrars for one or more classes of the stock of the Company may be appointed by the Board and may be required to countersign certificates representing stock of such class or classes. Certificates may, but need not, be sealed with the seal of the Corporation or a facsimile thereof. The signatures of the Officers upon such certificates may be facsimiles if the certificate is countersigned by a Transfer Agent or registered by a Registrar other than the Corporation itself or an employee of the Corporation. In the event that any officer, transfer agent or registrar whose signature or facsimile thereof shall have been used on a stock certificate shall for any reason cease to be such officer, transfer agent or registrar of the Corporation before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person was such officer, transfer agent or registrar at the date of issuance. Within a reasonable time after the issuance or transfer of uncertificated shares of the Corporation, the Corporation shall send, or cause to be sent, to the holder a written statement that shall include the information required by the VSCA to be set forth on certificates for shares of capital stock.

12

In case any Officer who has signed or whose facsimile signature has been placed upon a stock certificate shall have ceased to be such Officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such Officer at the date of its issue.

Section 2.     Transfer Agents and Registrars. Transfer Agents and/or Registrars for the stock of the Corporation may be appointed by the Board of Directors and may be required to countersign stock certificates.

Section 3.     Lost, Destroyed and Mutilated Certificates. Holders of the stock of the Corporation shall immediately notify the Corporation of any loss, destruction or mutilation of the certificate therefor, and the Board of Directors may in its discretion, or any Officer of the Corporation appointed by the Board of Directors for that purpose may in his discretion, cause one or more new certificates for the same number of shares in the aggregate to be issued to such Shareholder upon the surrender of the mutilated certificate or upon satisfactory proof of such loss or destruction and the deposit of a bond in such form and amount and with such surety as the Board of Directors may require.

Section 4.     Transfer of Stock. The stock of the Corporation shall be transferable or assignable only on the books of the Corporation by the holders in person or by attorney, and in the case of shares of stock of the Corporation represented by certificates, on surrender of the certificates for such shares duly endorsed and, if sought to be transferred by attorney, accompanied by a written power of attorney to have the same transferred on the books of the Corporation. Uncertificated shares shall be transferable or assignable only on the books of the Corporation upon proper instruction from the holder of such shares. The Corporation will recognize the right of the person registered on its books as the owner of shares to receive dividends and to vote as such owner.

Section 5.     Closing of Transfer Books and Fixing Record Date. For the purposes of determining Shareholders entitled to notice of or to vote at any meeting of Shareholders or any adjournment thereof, or entitled to receive payment of any dividend, or in order to make a determination of Shareholders for any other proper purpose, the Board of Directors of this Corporation may fix in advance a date as the record date for any such determination of Shareholders, such date in any case to be not more than 70 days prior to the date on which the particular action requiring such determination of Shareholders is to be taken. If no record date is fixed for the determination of Shareholders entitled to notice of or to vote at a meeting of Shareholders, or Shareholders entitled to receive payment of a dividend, the date on which the notice of the meeting is mailed or the date on which the resolution of the Board of Directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of Shareholders. When a determination of Shareholders has been made as provided in this section with respect to any meeting, such determination shall apply to any adjournment thereof.

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Article VII
Voting of Stock Held

Unless otherwise provided by the vote of the Board of Directors, the Chairman of the Board, a Vice Chairman, the President, or the Secretary may from time to time appoint an attorney or attorneys or agent or agents of this Corporation to cast the votes which this Corporation may be entitled to cast as a shareholder or otherwise in any other corporation, any of whose stock or securities may be held by this Corporation, at meetings of the holders of the stock or other securities of such other corporation, or to consent in writing to any action by any other such corporation, and may instruct the person or persons so appointed as to the manner of casting such votes or giving such consent, and may execute or cause to be executed on behalf of this Corporation such written proxies, consents, waivers or other instruments as he may deem necessary or proper in the premises; or the Chairman of the Board, a Vice Chairman, the President, or the Secretary may attend any meeting of the holders of stock or other securities of such other corporation and thereat vote or exercise any powers of this Corporation as the holder of such stock or other securities of such other corporation.

Article VIII
Miscellaneous

Section 1.     Checks, Notes, Etc. All checks and drafts on the Corporation’s bank accounts and all bills of exchange, promissory notes, acceptances and other instruments of a similar character shall be signed by such Officer or Officers or agent or agents of the Corporation as shall be thereunto authorized from time to time by the Board of Directors.

Section 2.     Fiscal Year. The fiscal year of the Corporation shall be determined in the discretion of the Board of Directors, but in the absence of any such determination it shall be the calendar year.

Section 3.     Corporate Seal. The Corporate Seal shall be circular and shall have inscribed thereon, within and around the circumference, the words “Media General, Inc., Richmond, VA.” In the center shall be the word “Seal.”

Article IX
Amendments

Section 1.     New Bylaws and Alterations. Except as otherwise provided for in the Articles of Incorporation, these Bylaws may be amended or repealed and new Bylaws may be made at any regular or special meeting of the Board of Directors by a majority of the Board. However, Bylaws made by the Board of Directors may be repealed or changed and new Bylaws may be made by the Shareholders and the Shareholders may prescribe that any Bylaw made by them shall not be altered, amended, or repealed by the Directors.

Section 2.     Legislative Amendments. In event any portion of these Bylaws is subsequently altered by act of the General Assembly of Virginia those portions thereof which are not affected by such legislation shall remain in full force and effect until and unless altered or repealed in accordance with the other terms hereof.

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Annex E

ARTICLES OF AMENDMENT

OF THE

ARTICLES OF INCORPORATION

OF

MEDIA GENERAL, INC.

I.

The name of the corporation is Media General, Inc. (the “Corporation”).

II.

Article II of the Corporation’s Amended and Restated Articles of Incorporation (the “Articles”) is hereby amended as follows (collectively, the “Amendment”):

A.     Section B(2)(b) of Article II of the Articles is hereby amended by inserting the following at the end thereof:

“For the avoidance of doubt, the holders of the Class A Common Stock shall not have any voting power with respect to the authorization of any plan of merger (including any amendment to these Articles included in any such plan of merger), share exchange or entity conversion or the authorization of any disposition of assets or dissolution and shall not have the right to participate in any meeting of stockholders held for any such purpose.”

B.     Section B(2) of Article II of the Articles is hereby further amended by inserting the following at the end thereof as a new Section B(2)(d):

“(d) Pursuant to Section 13.1-638E of the Virginia Stock Corporation Act, the Corporation may restrict the ownership, conversion, or proposed ownership, of shares of the Corporation by any person if such ownership, conversion or proposed ownership, either alone or in combination with other actual or proposed ownership (including due to conversion) of shares of capital stock of any other person, would give rise to an FCC Regulatory Limitation (as hereinafter defined). Ownership, conversion, or proposed ownership shall be deemed to give rise to an “FCC Regulatory Limitation” if it (1) is inconsistent with, or in violation of, any provision of the Federal Communications Laws (as hereinafter defined), (2) materially limits or materially impairs any existing business activity of the Corporation or any of its subsidiaries under the Federal Communications Laws, (3) materially limits or materially impairs under the Federal Communications Laws the acquisition of an attributable interest in a full-power television station or a full-power radio station by the Corporation or any of its subsidiaries for which the Corporation or its subsidiary is considering entering into a definitive agreement with a third party, (4) subjects or could reasonably be expected to subject the Corporation or any of its subsidiaries to any rule, regulation, order or policy under the Federal Communications Laws having or which could reasonably be expected to have a material effect on the Corporation or any subsidiary of the Corporation to which the Corporation or any subsidiary of the Corporation would not be subject but for such ownership, conversion or proposed ownership, (5) it would, in the judgment of the Corporation, delay or impair the ability of the Corporation to obtain approval or consent of the FCC in connection with a proposed business combination transaction or (6) requires the prior approval from the Federal Communications Commission or any successor governmental agency (the “FCC”) for a change of control and such approval has not been obtained. The term “Federal Communications Laws” shall mean any law administered or enforced by the FCC, including, without limitation, the Communications Act of 1934, as amended , and the rules, regulations, orders and policies of the FCC. The Corporation may, but is not required to, take any action permitted under this Section B(2)(d) of Article II; and the grant of specific powers to the Corporation under this Section B(2)(d) of Article II shall not be deemed to restrict the Corporation from pursuing, alternatively or concurrently, any other remedy or alternative course of action available to the Corporation. In furtherance of the foregoing, if in connection with any proposed plan of merger, share exchange or entity conversion, any holder of shares of the Corporation would be entitled to receive, or would beneficially own, voting stock of the Corporation or any other surviving corporation that would be deemed to give rise to an FCC Regulatory Limitation, then the Corporation shall have the right to provide in such plan of merger, share exchange or entity conversion that such holder shall instead receive non-voting stock of the Corporation or surviving corporation to the extent necessary to ensure that the transaction will not be deemed to give rise to an FCC Regulatory Limitation; provided that the shares of non-voting stock received by such holder, as determined by the Board of Directors in good faith, shall have all of the same preferences, limitations and relative rights as the voting stock of the Corporation or such surviving corporation other than voting rights.”

III.

The foregoing amendment was duly approved and adopted on June 5, 2013 by the Board of Directors of the Corporation at a duly called meeting of such Board at which a quorum was present and acting throughout. The Board of Directors of the Corporation submitted the amendment to the shareholders of the Corporation for their approval at a special meeting of shareholders pursuant to Section 13.1-655 of the Virginia Stock Corporation Act. The designation, number of outstanding shares and number of votes entitled to be cast by each voting group entitled to vote separately on the amendment were as follows:

Designation	Number of Shares Outstanding	Number of Votes Entitled to be Cast
Class A Common Stock, $5.00 par value
Class B Common Stock, $5.00 par value

The total number of undisputed votes cast for the amendment by the holders of the Corporation’s Class A Common Stock was _____ and by the holders of the Corporation’s Class B Common Stock was _____. The number of votes cast for the amendment separately by each voting group was sufficient for approval of the amendment by that voting group.

IV.

Pursuant to Section 13.1-606 of the Virginia Stock Corporation Act, the effective date of the amendment shall be _______, 2013 (the “Effective Date”).

[SIGNATURE PAGE FOLLOWS]

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed by its duly authorized officer as of this ___ day of ____, 2013.

MEDIA GENERAL, INC.

By:
Name:
Title:

3

Annex F

[LETTERHEAD OF RBC CAPITAL MARKETS, LLC]

June 5, 2013

The Board of Directors

Media General, Inc.

333 E. Franklin Street

Richmond, Virginia 23219

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to holders of Class A Common Stock, par value $5.00 per share (“Media General Class A Common Stock”), of Media General, Inc., a Virginia corporation (“Media General”), of the Media General Exchange Ratio (defined below) provided for pursuant to the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Agreement”) to be entered into among Media General, General Merger Sub 1, a Virginia corporation and wholly-owned subsidiary of Media General (“Merger Sub 1”), General Merger Sub 2, a Delaware corporation and wholly-owned subsidiary of Media General (“Merger Sub 2”), General Merger Sub 3, a Delaware limited liability company and wholly-owned subsidiary of Media General (“Merger Sub 3”), and New Young Broadcasting Holding Co., Inc., a Delaware corporation (“Young Broadcasting”). As more fully described in the Agreement, Media General and Young Broadcasting will effect a business combination (the “Combination Merger”) as a result of which (i) after giving effect to a reclassification of shares of Media General Class A Common Stock and Class B common stock, par value $5.00 per share (“Media General Class B Common Stock”), of Media General (such reclassification, the “Reclassification”), each outstanding share of Media General Class A Common Stock and Media General Class B Common Stock will receive one (the “Media General Exchange Ratio”) share of a newly-created class of either voting common stock, no par value, of Media General (“Media General Voting Common Stock”) or non-voting common stock, no par value, of Media General (“Media General Non-Voting Common Stock” and, together with Media General Voting Common Stock, “New Media General Common Stock”) and (ii) pursuant to the merger of Merger Sub 2 with and into Young Broadcasting, each outstanding share of Class A common stock and Class B non-voting common stock, each with par value of $0.01 per share, of Young Broadcasting (collectively, “Young Broadcasting Common Stock”) will be converted into the right to receive 730.6171 shares of New Media General Common Stock. The terms and conditions of the Combination Merger and related transactions are set forth more fully in the Agreement.

RBC Capital Markets, LLC (“RBCCM”), as part of our investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. In the ordinary course of business, RBCCM or one or more of our affiliates may act as a market maker and broker in the publicly traded securities of Media General and/or any other company that may be involved in the Combination Merger and related transactions and receive customary compensation in connection therewith, and may also actively trade securities of Media General, any other company that may be involved in the Combination Merger and related transactions or their respective affiliates for our or our affiliates’ own account and the accounts of our or our affiliates’ customers and, accordingly, RBCCM and our affiliates may hold a long or short position in such securities.

Media General, Inc.

The Board of Directors

June 5, 2013

We are acting as financial advisor to Media General in connection with the Combination Merger and we will receive a fee for our services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Combination Merger. Media General also has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for our out-of-pocket expenses reasonably incurred in connection with our services. RBCCM and certain of our affiliates in the past have provided, currently are providing and in the future may provide investment banking and financial advisory services to Media General and Young Broadcasting, for which RBCCM and such affiliates have received and may receive customary compensation, including acting as joint lead arranger for, and as a lender under, an existing senior credit facility of Young Broadcasting. We and certain of our affiliates also expect to act as a joint bookrunning manager and joint lead arranger for the contemplated refinancing, in connection with the Combination Merger and related transactions, of the outstanding credit facilities of Media General and Young Broadcasting, for which services we and such affiliates will receive customary compensation.

For the purposes of rendering our opinion, we have undertaken such review, inquiries and analyses as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of an execution version, dated June 5, 2013, of the Agreement; (ii) we reviewed certain publicly available financial and other information, and certain historical operating data, with respect to Media General made available to us from published sources and internal records of Media General; (iii) we reviewed certain historical operating data with respect to Young Broadcasting made available to us from internal records of Young Broadcasting; (iv) we reviewed financial projections and estimates, including estimates of potential net operating loss carryforwards expected by the managements of Media General and Young Broadcasting to be utilized by Media General and Young Broadcasting (collectively, “NOLs”), relating to Media General and Young Broadcasting prepared by the managements of Media General and Young Broadcasting (as adjusted, in the case of financial projections and estimates relating to Young Broadcasting, by the management of Media General); (v) we conducted discussions with members of the senior managements of Media General and Young Broadcasting with respect to the business prospects and financial outlooks of Media General and Young Broadcasting as well as the strategic rationale and potential cost savings and other benefits expected by the managements of Media General and Young Broadcasting to be realized in the Combination Merger (collectively, the “Synergies”); (vi) we reviewed the reported prices and trading activity for Media General Class A Common Stock; (vii) we compared certain financial metrics of Media General and Young Broadcasting with those of selected publicly traded companies; (viii) we compared certain financial terms of the Combination Merger with those of selected precedent transactions; (ix) we compared the relative contributions of Media General and Young Broadcasting to certain financial metrics of the pro forma combined company; (x) we reviewed the potential pro forma financial impact of the Combination Merger on the future financial performance of the combined company relative to Media General on a standalone basis after taking into account potential NOLs and Synergies; and (xi) we considered other information and performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, we employed several analytical methodologies and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion we have reached is based on all analyses and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

Media General, Inc.

The Board of Directors

June 5, 2013

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all of the financial, legal, tax, accounting, operating and other information provided to or discussed with us by or on behalf of Media General or Young Broadcasting (including, without limitation, financial statements and related notes), and upon the assurances of the managements of Media General and Young Broadcasting that they are not aware of any relevant information that has been omitted or that remains undisclosed to us. We have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed that the financial projections relating to Media General and Young Broadcasting (as adjusted, in the case of Young Broadcasting, by the management of Media General) and other estimates and data (including as to potential NOLs and Synergies) provided to us by Media General and Young Broadcasting were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments as to the future financial performance of Media General and Young Broadcasting and the other matters covered thereby. We express no opinion as to the financial projections and estimates (including as to potential NOLs and Synergies) utilized in our analyses or the assumptions upon which they were based. We have relied upon the assessments of the managements of Media General and Young Broadcasting as to (i) the potential impact of market trends and prospects relating to the telecommunications and broadcasting industry, including regulatory matters with respect thereto, on Media General and Young Broadcasting, (ii) existing and future relationships, agreements and arrangements with, and ability to retain, key customers and employees of Media General and Young Broadcasting, and (iii) the ability to integrate the businesses of Media General and Young Broadcasting. We have assumed, with the consent of Media General, that there will be no developments with respect to any of the foregoing that would be meaningful in any respect to our analyses or opinion.

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of Media General, Young Broadcasting or any other entity, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of Media General, Young Broadcasting or any other entity. We have assumed that the Combination Merger and related transactions (including the Reclassification) will be consummated in accordance with the terms of the Agreement and all applicable laws and other relevant documents or requirements, without waiver, modification or amendment of any material term, condition or agreement and that, in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Combination Merger and related transactions, no delay, limitation, restriction or condition will be imposed, including any divestiture or other requirements, that would have an adverse effect on Media General, Young Broadcasting, the Combination Merger or related transactions (including the contemplated benefits thereof). We further have assumed that the Combination Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. In addition, we have assumed that the executed version of the Agreement will not differ, in any respect meaningful to our analyses or opinion, from the execution version of the Agreement.

Our opinion speaks only as of the date hereof, is based on conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. Our opinion, as set forth herein, relates to the relative values of Media General and Young Broadcasting. We do not express any opinion as to what the value of New Media General Common Stock actually will be when issued in connection with the Combination Merger or the price or range of prices at which any securities

Media General, Inc.

The Board of Directors

June 5, 2013

of Media General (whether prior to or following the Combination Merger and related transactions) may trade at any time.

The advice (written or oral) of RBCCM and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of Media General (in its capacity as such) in connection with its evaluation of the Combination Merger. We express no opinion and make no recommendation to any stockholder as to how such stockholder should vote or act with respect to any proposal to be voted upon in connection with the Combination Merger or any related transactions.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Media General Exchange Ratio to holders of Media General Class A Common Stock collectively as a group without regard to individual circumstances of specific holders with respect to control, voting or other rights or aspects which may distinguish such holders or the securities of Media General held by such holders and our analyses and opinion do not address, take into consideration or give effect to, any rights, preferences, restrictions or limitations that may be attributable to such securities. Our opinion does not in any way address any other terms, conditions, implications or other aspects of the Combination Merger or any related transactions or the Agreement or any related documents, including, without limitation, the Reclassification, the contemplated conversion following consummation of the Combination Merger of the surviving entity resulting therefrom into a limited liability company or the financial or other terms of any voting, registration rights or other agreement, arrangement or understanding to be entered into in connection with or contemplated by the Combination Merger, any related transactions or otherwise. Our opinion also does not address the underlying business decision of Media General to engage in the Combination Merger or related transactions or the relative merits of the Combination Merger or related transactions compared to any alternative business strategy or transaction that may be available to Media General or in which Media General might engage. We have not evaluated the solvency or fair value of Media General, Young Broadcasting or any other entity under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We do not express any opinion as to any legal, regulatory, tax or accounting matters, as to which we understand that Media General has obtained such advice as it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the fairness of the amount or nature of the compensation (if any) to any officers, directors or employees of any party, or class of such persons, relative to the Media General Exchange Ratio or otherwise.

The issuance of our opinion has been approved by RBCCM’s Fairness Opinion Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Media General Exchange Ratio is fair, from a financial point of view, to holders of Media General Class A Common Stock.

Very truly yours,

/s/ RBC Capital Markets, LLC

RBC CAPITAL MARKETS, LLC

Annex G

June 5, 2013

Board of Directors

Media General, Inc.

333 E. Franklin Street

Richmond, VA 23219

Members of the Board of Directors:

We have acted as financial advisor to the independent directors (the “Independent Directors”) of the board of directors (the “Board of Directors”) of Media General, Inc. (the “Company”), in connection with the proposed merger (the “Combination Merger”) of a subsidiary of the Company with and into New Young Broadcasting Holding Co., Inc. (“New Young”). In the Combination Merger, each issued and outstanding share of common stock of New Young will be converted in the right to receive 730.6171 shares (the “Exchange Ratio”) of common stock of the Company. The terms and conditions of the Combination Merger are expected to be set forth in a definitive Agreement and Plan of Merger (the “Agreement”) to be entered into by the Company, certain newly formed subsidiaries of the Company and New Young.

You have requested our opinion as to whether the Exchange Ratio in the Combination Merger is fair from a financial point of view to the Class A common stockholders of the Company.

In connection with developing our opinion we have:

(i)

Discussed with management of the Company and New Young the operations of, and future business prospects for, the Company and New Young, respectively, and the anticipated financial consequences of the Combination Merger to the Company and New Young, respectively;

(ii)	reviewed certain publicly available financial statements and reports regarding the Company;

(iii)

reviewed certain internal financial statements and other financial and operating data (including financial projections) prepared by management of the Company and New Young concerning the Company and New Young, respectively;

Board of Directors

Media General, Inc.

June 5, 2013

(iv)	compared the financial performance of the Company and New Young with that of certain other publicly-traded companies that we deemed relevant to our analysis of the Combination Merger;

(v)	reviewed the financial terms, to the extent publicly available, of certain other merger or acquisition transactions that we deemed relevant to our analysis of the Combination Merger;

(vi)	reviewed drafts of the Agreement that were provided to us;

(vii)	assisted in the Independent Directors’ deliberations regarding the material terms of the Combination Merger and made a presentation to the Board of Directors regarding the basis for our opinion; and

(viii)	performed such other reviews and analyses and provided such other services as we have deemed appropriate.

We have relied on the accuracy and completeness of the information and financial data provided to us by the Company and New Young and of the other information reviewed by us in connection with the preparation of our opinion, and our opinion is based upon such information. We have not assumed any responsibility for independent verification of the accuracy and completeness of any such information or financial data. The management of the Company has assured us that they are not aware of any relevant material information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or New Young nor have we evaluated the solvency or fair value of the Company or New Young under any laws relating to bankruptcy, insolvency or similar matters, and we have not been furnished with any such evaluations or appraisals. We have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company or New Young. With respect to the financial forecasts prepared by the managements of the Company and New Young, we have assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of the managements of the Company and New Young as to the future financial performance of the Company and New Young, respectively, and that the financial results reflected by such projections will be realized as predicted. We have also assumed that the representations and warranties contained in the Agreement and all related documents are true, correct and complete in all material respects.

Board of Directors

Media General, Inc.

June 5, 2013

We are not legal, regulatory, accounting or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Combination Merger and related transactions will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company.

As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and New Young. We have not received fees for providing investment banking services to the Company or New Young within the past two years, but we may receive fees for future services. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company or New Young. We are entitled to receive a fee from the Company for providing our financial advisory services to the Independent Directors and for providing our fairness opinion to the Board of Directors, and we are entitled to receive from the Company reimbursement of our expenses. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this opinion letter. We expect to pursue future investment banking services assignments from participants in the Combination Merger.

Our opinion is necessarily based upon market, economic and other conditions (both generally and those specific to the Company’s and New Young’s businesses) as they exist and can be evaluated on the date hereof, and on the information heretofore made available to us. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion. We have assumed that the transactions described in the Agreement will be consummated on the terms set forth therein, without material waiver or modification. We have assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Combination Merger, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Combination Merger and related transactions to the Company. We are not expressing any opinion herein as to the price at which the common stock of the Company will trade following the announcement or consummation of the Combination Merger.

Board of Directors

Media General, Inc.

June 5, 2013

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Combination Merger and related transactions, the merits of the Combination Merger as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person as to any specific action that should be taken in connection with the Combination. This opinion is not intended to confer any rights or remedies upon any person other than the Board of Directors of the Company. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company or New Young. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s or New Young’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the consideration to be paid pursuant to the Agreement or otherwise. Our fairness opinion committee has approved the opinion set forth in this letter. Neither this opinion nor its substance may be disclosed by you to anyone other than your legal advisors without our written permission. Notwithstanding the foregoing, this opinion and a summary discussion of our underlying analyses may be included in communications to stockholders of the Company or filed with the SEC, provided that we approve of the content of such disclosures prior to any filing, distribution or publication of such stockholder communications.

Based on the foregoing and our general experience as investment bankers, and subject to the assumptions and qualifications stated herein, we are of the opinion on the date hereof that the Exchange Ratio in the Combination Merger is fair to the Class A common stockholders of the Company from a financial point of view.

Very truly yours,

/s/ Stephens Inc.

STEPHENS INC.

Annex H

Virginia State Corporation Act – Article 15 – Appraisal Rights and Other Remedies

§ 13.1-729. Definitions

   In this article:

"Affiliate" means a person who directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive officer thereof.

"Beneficial shareholder" means a person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner's behalf.

"Corporation" means the issuer of the shares held by a shareholder demanding appraisal and, for matters covered by §§ 13.1-734 through 13.1-740, includes the surviving entity in a merger.

"Fair value" means the value of the corporation's shares determined:

   a. Immediately before the effectuation of the corporate action to which the shareholder objects;

   b. Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

   c. Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to subdivision A 5 of § 13.1-730.

"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

"Interested transaction" means a corporate action described in subsection A of § 13.1-730, other than a merger pursuant to § 13.1-719 or 13.1-719.1, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition:

   1. "Beneficial owner" means any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person solely because the member is the record holder of the securities if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

   2. "Interested person" means a person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action:

      a. Was the beneficial owner of 20% or more of the voting power of the corporation, excluding any shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action;

      b. Had the power, contractually or otherwise, to cause the appointment or election of 25% or more of the directors to the board of directors of the corporation; or

      c. Was a senior executive officer or director of the corporation or a senior executive officer of any affiliate thereof, and that senior executive officer or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

         (1) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

         (2) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in § 13.1-691; or

         (3) In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity in the corporate action or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of such entity or such affiliate.

"Preferred shares" means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

"Record shareholder" means the person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

"Senior executive officer" means the chief executive officer, chief operating officer, chief financial officer and anyone in charge of a principal business unit or function.

"Shareholder" means both a record shareholder and a beneficial shareholder.

§ 13.1-730. Right to appraisal

   A. A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder's shares, in the event of any of the following corporate actions:

   1. Consummation of a merger to which the corporation is a party (i) if shareholder approval is required for the merger by § 13.1-718, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger, or (ii) if the corporation is a subsidiary and the merger is governed by § 13.1-719;

   2. Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged;

   3. Consummation of a disposition of assets pursuant to § 13.1-724 if the shareholder is entitled to vote on the disposition;

   4. An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created; or

   5. Any other amendment to the articles of incorporation, or any other merger, share exchange or disposition of assets to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors.

B. Notwithstanding subsection A, the availability of appraisal rights under subdivisions A 1 through A 4 shall be limited in accordance with the following provisions:

   1. Appraisal rights shall not be available for the holders of shares of any class or series of shares that is:

      a. A covered security under § 18(b)(1)(A) or (B) of the federal Securities Act of 1933, as amended;

      b. Traded in an organized market and has at least 2,000 shareholders and a market value of at least $ 20 million, exclusive of the value of such shares held by the corporation's subsidiaries, senior executives, directors and beneficial shareholders owning more than 10 percent of such shares; or

      c. Issued by an open end management investment company registered with the United States Securities and Exchange Commission under the Investment Company Act of 1940 and may be redeemed at the option of the holder at net asset value.

   2. The applicability of subdivision 1 of this subsection shall be determined as of:

      a. The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights; or

      b. The day before the effective date of such corporate action if there is no meeting of shareholders.

   3. Subdivision 1 of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision 1 of this subsection at the time the corporate action becomes effective.

   4. Subdivision 1 of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection A for the holders of any class or series of shares where the corporate action is an interested transaction.

C. Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment thereto may limit or eliminate appraisal rights for any class or series of preferred shares, but any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately prior to the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one year of that date if such action would otherwise afford appraisal rights.

§ 13.1-731. Assertion of rights by nominees and beneficial owners

   A. A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder's name but owned by a beneficial shareholder only if the record shareholder objects with respect to all shares of the class or series owned by the beneficial shareholder and notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder's name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder's other shares were registered in the names of different record shareholders.

B. A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

   1. Submits to the corporation the record shareholder's written consent to the assertion of such rights no later than the date referred to in subdivision B 2 b of § 13.1-734; and

   2. Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder.

§ 13.1-732. Notice of appraisal rights

   A. Where any corporate action specified in subsection A of § 13.1-730 is to be submitted to a vote at a shareholders' meeting, the meeting notice shall state that the corporation has concluded that shareholders are, are not or may be entitled to assert appraisal rights under this article.

If the corporation concludes that appraisal rights are or may be available, a copy of this article and a statement of the corporation's position as to the availability of appraisal rights shall accompany the meeting notice sent to those record shareholders entitled to exercise appraisal rights.

B. In a merger pursuant to § 13.1-719, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within 10 days after the corporate action became effective and include the materials described in § 13.1-734.

C. Where any corporate action specified in subsection A of § 13.1-730 is to be approved by written consent of the shareholders pursuant to § 13.1-657:

   1. Written notice that appraisal rights are, are not, or may be available must be given to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article; and

   2. Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by subsections E and F of § 13.1-657, may include the materials described in § 13.1-734, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this article.

D. Where corporate action described in subsection A of § 13.1-730 is proposed, or a merger pursuant to § 13.1-719 is effected, the notice referred to in subsection A or C, if the corporation concludes that appraisal rights are or may be available, and in subsection B shall be accompanied by:

   1. The annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares that may be subject to appraisal, which shall be as of a date ending not more than 16 months before the date of the notice and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

   2. The latest available quarterly financial statements of such corporation, if any.

E. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subsection D by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

F. The right to receive the information described in subsection D may be waived in writing by a shareholder before or after the corporate action.

§ 13.1-733. Notice of intent to demand payment

   A. If a corporate action specified in subsection A of § 13.1-730 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

   1. Must deliver to the corporation before the vote is taken written notice of the shareholder's intent to demand payment if the proposed action is effectuated; and

   2. Must not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

B. If a corporate action specified in subsection A of § 13.1-730 is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares may not sign a consent in favor of the proposed action with respect to that class or series of shares.

C. A shareholder who fails to satisfy the requirements of subsection A or subsection B is not entitled to payment under this article.

§ 13.1-734. Appraisal notice and form

   A. If proposed corporate action requiring appraisal rights under § 13.1-730 becomes effective, the corporation shall deliver an appraisal notice and the form required by subdivision B 1 to all shareholders who satisfied the requirements of § 13.1-733. In the case of a merger under § 13.1-719, the parent corporation shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

B. The appraisal notice shall be sent no earlier than the date the corporate action specified in subsection A of § 13.1-730 became effective and no later than 10 days after such date and shall:

   1. Supply a form that (i) specifies the first date of any announcement to shareholders made prior to the date the corporate action became effective of the principal terms of the proposed corporate action, (ii) if such announcement was made, requires the shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date, and (iii) requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction;

   2. State:

      a. Where the form must be sent and where certificates for certificated shares must be deposited and the date by which those certificates must be deposited, which date may not be earlier than the date for receiving the required form under subdivision 2 b of this subsection;

      b. A date by which the corporation must receive the form which date may not be fewer than 40 nor more than 60 days after the date the subsection A appraisal notice and form were sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

      c. The corporation's estimate of the fair value of the shares;

      d. That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in subdivision 2 b of this subsection, the number of shareholders who returned the form by the specified date and the total number of shares owned by them; and

      e. The date by which the notice to withdraw under § 13.1-735.1 must be received, which date must be within 20 days after the date specified in subdivision 2 b of this subsection; and

   3. Be accompanied by a copy of this article.

§ 13.1-735.

   Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-735.1. Perfection of rights; right to withdraw

   A. A shareholder who receives notice pursuant to § 13.1-734 and who wishes to exercise appraisal rights must complete, sign, and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder's certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to subdivision B 2 b of § 13.1-734. If the form requires the shareholder to certify whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to subdivision B 1 of § 13.1-734, and the shareholder fails to make the certification, the corporation may elect to treat the shareholder's shares as after-acquired shares under § 13.1-738. Once a shareholder deposits that shareholder's certificates or, in the case of uncertificated shares, returns the signed form, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection B.

B. A shareholder who has complied with subsection A may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to subdivision B 2 e of § 13.1-734. A shareholder who fails to withdraw from the appraisal process may not thereafter withdraw without the corporation's written consent.

C. A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder's share certificates where required, each by the date set forth in the notice described in subsection B of § 13.1-734, shall not be entitled to payment under this article.

§ 13.1-736.

   Repealed by Acts 2005, c. 765, cl. 2.

§ 13.1-737. Payment

   A. Except as provided in § 13.1-738, within 30 days after the form required by subsection B 2 b of § 13.1-734 is due, the corporation shall pay in cash to those shareholders who complied with subsection A of § 13.1-735.1 the amount the corporation estimates to be the fair value of their shares plus interest.

B. The payment to each shareholder pursuant to subsection A shall be accompanied by:

   1. The (i) annual financial statements specified in subsection A of § 13.1-774 of the corporation that issued the shares to be appraised, which shall be as of a date ending not more than 16 months before the date of payment and shall comply with subsection B of § 13.1-774; provided that, if such annual financial statements are not available, the corporation shall provide reasonably equivalent information, and (ii) the latest available quarterly financial statements of such corporation, if any;

   2. A statement of the corporation's estimate of the fair value of the shares, which estimate shall equal or exceed the corporation's estimate given pursuant to subdivision B 2 c of § 13.1-734; and

   3. A statement that shareholders described in subsection A have the right to demand further payment under § 13.1-739 and that if any such shareholder does not do so within the time period specified therein, such shareholder shall be deemed to have accepted such payment in full satisfaction of the corporation's obligations under this article.

C. A public corporation, or a corporation that ceased to be a public corporation as a result of the corporate action specified in subsection A of § 13.1-730, may fulfill its responsibilities under subdivision B 1 by delivering the specified financial statements, or otherwise making them available, in any manner permitted by the applicable rules and regulations of the U.S. Securities and Exchange Commission if the corporation was a public corporation as of the date of the specified financial statements.

§ 13.1-738. After-acquired shares

   A. A corporation may elect to withhold payment required by § 13.1-737 from any shareholder who was required to, but did not certify that beneficial ownership of all of the shareholder's shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to subdivision B 1 of § 13.1-734.

B. If the corporation elected to withhold payment under subsection A, it shall, within 30 days after the form required by subdivision B 2 b of § 13.1-734 is due, notify all shareholders who are described in subsection A:

   1. Of the information required by subdivision B 1 of § 13.1-737;

   2. Of the corporation's estimate of fair value pursuant to subdivision B 2 of § 13.1-737 and its offer to pay such value plus interest;

   3. That they may accept the corporation's estimate of fair value plus interest in full satisfaction of their demands or demand for appraisal under § 13.1-739;

   4. That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation's offer within 30 days after receiving the offer; and

   5. That those shareholders who do not satisfy the requirements for demanding appraisal under § 13.1-739 shall be deemed to have accepted the corporation's offer.

C. Within 10 days after receiving a shareholder's acceptance pursuant to subsection B, the corporation shall pay in cash the amount it offered under subdivision B 2 to each shareholder who agreed to accept the corporation's offer in full satisfaction of the shareholder's demand.

D. Within 40 days after sending the notice described in subsection B, the corporation shall pay in cash the amount it offered to pay under subdivision B 2 to each shareholder described in subdivision B 5.

§ 13.1-739. Procedure if shareholder dissatisfied with payment or offer

   A. A shareholder paid pursuant to § 13.1-737 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder's stated estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under § 13.1-737). A shareholder offered payment under § 13.1-738 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder's estimate of the fair value of the shares plus interest.

B. A shareholder who fails to notify the corporation in writing of that shareholder's demand to be paid the shareholder's stated estimate of the fair value plus interest under subsection A within 30 days after receiving the corporation's payment or offer of payment under § 13.1-737 or 13.1-738, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

§ 13.1-740. Court action

   A. If a shareholder makes a demand for payment under § 13.1-739 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to § 13.1-737 plus interest.

B. The corporation shall commence the proceeding in the circuit court of the city or county where the corporation's principal office, or, if none in the Commonwealth, where its registered office, is located. If the corporation is a foreign corporation without a registered office in the Commonwealth, it shall commence the proceeding in the circuit court of the city or county in the Commonwealth where the principal office, or, if none in the Commonwealth, where the registered office of the domestic corporation merged with the foreign corporation was located at the time the transaction became effective.

C. The corporation shall make all shareholders, whether or not residents of the Commonwealth, whose demands remain unsettled parties to the proceeding as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

D. The corporation may join as a party to the proceeding any shareholder who claims to have demanded an appraisal but who has not, in the opinion of the corporation, complied with the provisions of this article. If the court determines that a shareholder has not complied with the provisions of this article, that shareholder shall be dismissed as a party.

E. The jurisdiction of the court in which the proceeding is commenced under subsection B is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

F. Each shareholder made a party to the proceeding is entitled to judgment (i) for the amount, if any, by which the court finds the fair value of the shareholder's shares plus interest exceeds the amount paid by the corporation to the shareholder for such shares or (ii) for the fair value plus interest of the shareholder's shares for which the corporation elected to withhold payment under § 13.1-738.

§ 13.1-741. Court costs and counsel fees

   A. The court in an appraisal proceeding commenced under § 13.1-740 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

B. The court in an appraisal proceeding may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:

   1. Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of § 13.1-732, 13.1-734, 13.1-737 or 13.1-738; or

   2. Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this article.

C. If the court in an appraisal proceeding finds that the services of counsel for any shareholder were of substantial benefit to other shareholders similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to such counsel reasonable fees to be paid out of the amounts awarded the shareholders who were benefited.

D. To the extent the corporation fails to make a required payment pursuant to § 13.1-737, 13.1-738 or 13.1-739, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all costs and expenses of the suit, including counsel fees.

§ 13.1-741.1. Limitations on other remedies for fundamental transactions

   A. Except for action taken before the Commission pursuant to § 13.1-614 or as provided in subsection B, the legality of a proposed or completed corporate action described in subsection A of § 13.1-730 may not be contested, nor may the corporate action be enjoined, set aside or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

B. Subsection A does not apply to a corporate action that:

   1. Was not authorized and approved in accordance with the applicable provisions of:

      a. Article 11 (§ 13.1-705 et seq.), Article 12 (§ 13.1-715.1 et seq.), or Article 13 (§ 13.1-723 et seq.);

      b. The articles of incorporation or bylaws; or

      c. The resolutions of the board of directors authorizing the corporate action;

   2. Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

   3. Is an interested transaction, unless it has been authorized, approved or ratified by the board of directors in the same manner as is provided in subsection B of § 13.1-691 and has been authorized, approved or ratified by the shareholders in the same manner as is provided in subsection C of § 13.1-691 as if the interested transaction were a director's conflict of interests transaction; or

4. Is adopted or taken by less than unanimous consent of the voting shareholders pursuant to § 13.1-657 if:

      a. The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the adoption or taking of the corporate action was not effective at least 10 days before the corporate action was effected; and

      b. The proceeding challenging the corporate action is commenced within 10 days after notice of the adoption or taking of the corporate action is effective as to the shareholder bringing the proceeding.

C. Any remedial action with respect to corporate action described in subsection A of § 13.1-730 shall not limit the scope of, or be inconsistent with, any provision of § 13.1-614.

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Officers and Directors.

Section 13.1-692.1 of the VSCA permits a corporation to provide in its articles of incorporation that an officer or director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages in any proceeding brought by or in the right of the corporation or brought by or on behalf of stockholders of the corporation for breach of fiduciary duty, except if the officer or director engaged in willful misconduct or a knowing violation of the criminal law or of any federal or state securities law, including, without limitation, any claim of unlawful insider trading or manipulation of the market for any security. Media General’s amended and restated articles of incorporation provide for such limitation of liability.

Sections 13.1-697 and 13.1-702 of the VSCA empower a corporation to indemnify any current or former director or officer made a party to a proceeding because he or she is or was a director or officer against liability incurred in the proceeding; provided that such director or officer conducted himself or herself in good faith; believes, in the case of conduct in his or her official capacity with the corporation, that his or her conduct was in the corporation’s best interest and, in all other cases, that his or her conduct was at least not opposed to the corporation’s best interests; and, in the case of any criminal proceeding, the director or officer had no reasonable cause to believe his or her conduct was unlawful.

The VSCA also provides that a corporation may make any other or further indemnity (including indemnity with respect to a proceeding by or in the right of the corporation) if authorized by its articles of incorporation or a stockholder-adopted bylaw, except an indemnity against willful misconduct or a knowing violation of the criminal law.

The registrant’s amended and restated articles of incorporation, to be effective upon the closing of the transaction, will provide that it shall indemnify (a) any person who was or is a party to any proceeding, including a proceeding brought by a stockholder in the right of the combined company or brought by or on behalf of stockholders of the combined company, by reason of the fact that he or she is or was a director or officer of the combined company, except for liability resulting from such person having engaged in willful misconduct or a knowing violation of the criminal law or (b) any director or officer who is or was serving at the request of the combined company as a director, trustee, partner or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against any liability incurred by him in connection with such proceeding unless he or she is engaged in willful misconduct or a known violation of criminal law. The combined company is also expressly required to pay or reimburse the reasonable expenses, including attorneys fees, incurred by any applicant, director or officer who is a party to a proceeding in advance of the final disposition of the proceeding. The advancement and reimbursement obligations of the combined company are subject to a written undertaking by the person to reimburse such expenses in the event that it is ultimately determined that the person is not entitled to indemnification due to an ultimate determination that such person’s conduct failed to meet the required standard of conduct.

In addition, under the merger agreement, the combined company will indemnify and hold harmless all past and present directors and officers of Media General and Young following the closing of the transaction to the fullest extent permitted under applicable law in connection with any actual or threatened claim, suit, or other action and any losses, claims, damages, costs, judgments, fines, penalties and other amounts paid in settlement in connection with any such claim, suit, or other action, whether instituted by Media General or Young, a government entity or any other person, for acts or omissions occurring at or prior to such closing (including in connection with the approval of the merger agreement and the closing of the transaction), and advance such person his or her legal and other expenses, subject to an undertaking by such person to reimburse such expenses in the event that it is ultimately determined that such person is not entitled to be indemnified.

Item 21. Exhibits and Financial Statements.

(a)	A list of the exhibits included as part of this registration statement is set forth on the index of exhibits immediately preceding such exhibits and is incorporated herein by reference.

(b)

All schedules for which provision is made in the applicable accounting regulations of the SEC have been omitted because they are not required, amounts which would otherwise be required to be shown with respect to any item are not material, are inapplicable or the required information has already been provided elsewhere in the registration statement.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

ii.

to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

	(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	(1)	The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(e)	The undersigned registrant hereby undertakes to respond to any request for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Richmond, Commonwealth of Virginia, on July 19, 2013.

MEDIA GENERAL, INC.

By:	/s/ George L. Mahoney
Name: George L. Mahoney
Title: President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew C. Carington, George L. Mahoney and James F. Woodward, and each of them, his or her true and lawful attorneys-in-fact and agents with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments to this registration statement, including post-effective amendments, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all his or her said attorneys-in-fact and agents, or any of them, or his or her substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ J. Stewart Bryan III	Chairman	July 19, 2013
J. Stewart Bryan III

/s/ Marshall N. Morton	Vice Chairman	July 19, 2013
Marshall N. Morton

/s/ George L. Mahoney	Director, President and Chief Executive Officer	July 19, 2013
George L. Mahoney

/s/ James F. Woodward	Vice President – Finance and Chief Financial Officer	July 19, 2013
James F. Woodward

/s/ Timothy J. Mulvaney	Controller and Chief Accounting Officer	July 19, 2013
Timothy J. Mulvaney

/s/ Diana F. Cantor	Director	July 19, 2013
Diana F. Cantor

/s/ Dennis J. FitzSimons	Director	July 19, 2013
Dennis J. FitzSimons

/s/ Wyndham Robertson	Director	July 19, 2013
Wyndham Robertson

/s/ Rodney A. Smolla	Director	July 19, 2013
Rodney A. Smolla

/s/ Carl S. Thigpen	Director	July 19, 2013
Carl S. Thigpen

/s/ Coleman Wortham III	Director	July 19, 2013
Coleman Wortham III

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

2.1

Agreement and Plan of Merger, dated as of June 5, 2013, by and among Media General, Inc., New Young Broadcasting Holding Co., Inc., General Merger Sub 1, Inc., General Merger Sub 2, Inc., and General Merger Sub 3, LLC (included as Annex A to the proxy statement/prospectus included in this Registration Statement and incorporated by reference to Exhibit 2.1 to Media General, Inc.’s Current Report on Form 8-K filed June 10, 2013)

3.1

Articles of Incorporation of Media General, Inc., amended and restated as of May 28, 2004 (incorporated by reference to Exhibit 3(i) of Media General, Inc.’s Quarterly Report on Form 10-Q for the fiscal period ended June 27, 2004)

3.2

Bylaws of Media General, Inc., amended and restated as of February 24, 2009 (incorporated by reference to Exhibit 3(ii) of Media General, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008)

3.3	Form of Articles of Amendment of the Articles of Incorporation of Media General, Inc. (included as Annex E to the proxy statement/prospectus included in this Registration Statement)

3.4	Form of Amended and Restated Articles of Incorporation of Media General, Inc. (included as Annex C to the proxy statement/prospectus included in this Registration Statement)

3.5	Form of Amended and Restated Bylaws of Media General, Inc. (included as Annex D to the proxy statement/prospectus included in this Registration Statement)

5.1	Opinion of Troutman Sanders LLP as to the validity of the securities being registered

8.1	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP regarding certain U.S. federal income tax matters*

10.1

Credit Agreement, dated as of May 17, 2012, by and among Media General, Inc., BH Finance LLC, as Administrative Agent and a Lender and the other lenders party thereto, incorporated by reference to Exhibit 10.2 to Media General, Inc.’s Current Form 8-K filed on May 17, 2012

10.2

Indenture, dated as of February 12, 2010, by and among Media General, Inc., the guarantors party thereto and The Bank of New York Mellon, as Trustee (incorporated by reference to Exhibit 10.2 to Media General, Inc.’s Current Report on Form 8-K filed on February 12, 2010)

10.3

Letter Agreement, dated as of June 5, 2013, by and among Media General, Inc., BH Finance LLC and the other parties thereto (incorporated by reference to Exhibit 10.1 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.4

Voting Agreement, dated as of June 5, 2013, by and among New Young Broadcasting Holding Co., Inc., the D. Tennant Bryan Media Trust dated May 28, 1987, as amended and restated as of April 21, 1994, between D. Tennant Bryan and J. Stewart Bryan, III, as initial trustees, J. Stewart Bryan, III, and Media General, Inc. (incorporated by reference to Exhibit 10.2 to Media General, Inc.’s Current Report on Form 8-K filed June 10, 2013)

10.5

Standstill and Lock-Up Agreement, dated as of June 5, 2013, by and among Media General, Inc., Standard General Fund L.P. and Standard General Communications, LLC (incorporated by reference to Exhibit 10.3 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.6

Amended and Restated Registration Rights Agreement, dated as of June 5, 2013, by and among Media General, Inc., New Young Broadcasting Holding Co., Inc. and the Holders (as defined therein) (incorporated by reference to Exhibit 10.4 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.7

Voting and Consent Agreement, dated as of June 5, 2013, by and among New Young Broadcasting Holding Co., Inc., Media General, Inc., the Secretary of New Young Broadcasting Holding Co., Inc. (as Warrant Agent) and the New Young Broadcasting Holding Co., Inc. equityholders party thereto (incorporated by reference to Exhibit 10.5 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.8

Letter Agreement, dated as of June 5, 2013, by and among Media General, Inc., Media General Operations, Inc., Berkshire Hathaway Inc., World Media Enterprises Inc., and, solely with respect to certain provisions thereof, the D. Tennant Bryan Media Trust dated May 28, 1987, as amended and restated as of April 21, 1994, between D. Tennant Bryan and J. Stewart Bryan, III, as initial trustees, and J. Stewart Bryan, III (incorporated by reference to Exhibit 10.6 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.9

Employment Agreement, dated as of June 5, 2013, by and between Media General, Inc. and George L. Mahoney (incorporated by reference to Exhibit 10.7 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.10

Employment Agreement, dated as of June 5, 2013, by and between Media General, Inc. and James F. Woodward (incorporated by reference to Exhibit 10.8 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.11

Employment Agreement, dated as of June 5, 2013, by and between Media General, Inc. and James R. Conschafter (incorporated by reference to Exhibit 10.9 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.12

Employment Agreement, dated as of June 5, 2013, by and between Media General, Inc. and John R. Cottingham (incorporated by reference to Exhibit 10.10 to Media General, Inc.’s Current Report on Form 8-K filed on June 10, 2013)

10.13	Reserved.

10.14

Credit Agreement, dated as of December 13, 2011, by and among New Young Broadcasting Holding Co., Inc., Young Broadcasting, LLC, as Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, and the other parties thereto*

10.15

First Amendment to Credit Agreement and First Amendment to Collateral Agreement, dated as of July 26, 2012, by and among New Young Broadcasting Holding Co., Inc., Young Broadcasting, LLC, as borrower, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto*

10.16

Second Amendment to Credit Agreement, dated as of November 29, 2012, by and among New Young Broadcasting Holding Co., Inc., Young Broadcasting, LLC, as borrower, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto*

10.17

Third Amendment to Credit Agreement, dated as of June 5, 2013, by and among New Young Broadcasting Holding Co., Inc., Young Broadcasting, LLC, as borrower, the lenders party thereto, Wells Fargo Bank, National Association, as administrative agent, and the other parties thereto*

23.1	Consent of Deloitte & Touche LLP, independent registered public accounting firm of Media General, Inc.

23.2	Consent of PricewaterhouseCoopers LLP, independent accountants of New Young Broadcasting Holding Co., Inc.

23.3	Consent of Troutman Sanders LLP (included in the opinion filed as Exhibit 5.1 to this registration statement)

23.4	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in the opinion filed as Exhibit 8.1 to this registration statement)*

24.1	Power of Attorney**

99.1	Form of Media General Proxy Card – Holders of Class A Common Stock

99.2	Form of Media General Proxy Card – Holders of Class A Common Stock (Employees’ MG Advantage 401(k) Plan)

99.3	Form of Media General Proxy Card – Holders of Class A Common Stock (Media General, Inc. Supplemental 401(k) Plan)

99.4	Form of Media General Proxy Card – Holders of Class B Common Stock

99.5	Consent of RBC Capital Markets, LLC

99.6	Consent of Stephens, Inc.

99.7	Consent of H.C. Charles Diao

99.8	Consent of Soohyung Kim

99.9	Consent of Howard Schrott

99.10	Consent of Kevin Shea

99.11	Consent of Thomas J. Sullivan

*To be filed by amendment.

**Included in the signature page of this registration statement.